Form 20-F
period 2002-12-31
BANCO BILBAO VIZCAYA ARGENTARIA CHILE
filed 2003-06-30
CIK 1015666

As filed with the Securities and Exchange Commission on June 30, 2003
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                               ------------------

(Mark One)
      [ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002
                                       OR
      [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from         to

                         Commission file number 1-14402

                   BANCO BILBAO VIZCAYA ARGENTARIA, CHILE S.A.
                           (formerly BBVA Banco BHIF)
             (Exact name of Registrant as specified in its charter)

                      BILBAO VIZCAYA ARGENTARIA, CHILE BANK
                 (Translation of Registrant's name into English)

                                      Chile
                         (jurisdiction of incorporation)

                                 Huerfanos 1234
                                 Santiago, Chile
                            Telephone: (562) 679-1000
       (address and telephone of Registrant's principal executive offices)

                    Securities registered or to be registered
                      pursuant to Section 12(b) of the Act.

                                                       Name of each exchange
Title of each class                                     on which registered
-------------------                                   -----------------------
American Depositary Shares, each representing         New York Stock Exchange
   the right to receive 10 Shares of Common
   Stock of Banco Bilbao Vizcaya Argentaria,
   Chile S.A. without par value
Shares of Common Stock of Banco Bilbao Vizcaya        New York Stock Exchange*
   Argentaria, Chile S.A. without par value

------------------
* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                (Title of Class)

The number of outstanding shares of each class of common stock of Banco Bilbao Vizcaya Argentaria, Chile S.A. at December 31, 2002 was:

              361,222,027 Shares of Common Stock, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

 Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                                                 Page
                                                                                                 ----
PART I
   Item 1.    Identity of Directors, Senior Management and Advisers...............................  3
   Item 2.    Offer Statistics and Expected Timetable.............................................  3
   Item 3.    Key Information.....................................................................  3
   Item 4.    Information on the Company.......................................................... 15
   Item 5.    Operating and Financial Review and Prospects........................................ 65
   Item 6.    Directors, Senior Management and Employees.......................................... 93
   Item 7.    Major Shareholders and Related Party Transactions...................................100
   Item 8.    Financial Information...............................................................102
   Item 9.    The Offer and Listing...............................................................104
   Item 10.   Additional Information..............................................................106
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk..........................120
   Item 12.   Description of Securities Other than Equity Securities..............................121

PART II
   Item 13.   Defaults, Dividend Arrearages and Delinquencies.....................................121
   Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds........122
   Item 15.   Controls and Procedures.............................................................122
   Item 16A.  Audit Committee Financial Expert....................................................122
   Item 16B.  Code of Ethics......................................................................122

PART III
   Item 17.   Financial Statements................................................................122
   Item 18.   Financial Statements................................................................122
   Item 19.   Exhibits............................................................................122

                      PRESENTATION OF FINANCIAL INFORMATION

     As a Chilean bank, Banco Bilbao Vizcaya Argentaria, Chile S.A. ("BBVA Chile", and together with its consolidated subsidiaries, the "Bank" or "us" or "we" or "ours" as the case may be) maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in conformity with accounting principles generally accepted in Chile ("Chilean GAAP") and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the "Superintendency of Banks") relating thereto, which together differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). References to "Chilean GAAP" in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 28 to our audited consolidated financial statements contained elsewhere in this Annual Report (together with the notes thereto, the "Consolidated Financial Statements") for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income and shareholders' equity.

     Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos of December 31, 2002. See Note 1.c) to the Consolidated Financial Statements.

     Unless otherwise specified, all references herein (except in the Consolidated Financial Statements) to our loans are to loans and financial leases before deduction of allowances for loan losses, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the Superintendency of Banks. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on loans which have any portion overdue by 90 days or more. See "Selected Statistical Information--Classification of Loan Portfolio Based on the Borrower's Payment Performance".

     Unless otherwise specified, all references herein (except in the Consolidated Financial Statements) to "shareholders' equity" as of December 31 of any year are to shareholders' equity after deducting our net income for such year, but all references to "average shareholders' equity" for any year are to average shareholders' equity including our net income for such year.

     Outstanding loans and the related percentages of our loan portfolio made to middle and lower-middle income individuals and small, medium and large-size companies in the section entitled "Business Overview" are categorized based on the nature of the borrower. In the section entitled "Selected Statistical Information", outstanding loans and related percentages of our loan portfolio made up of such individual and corporate loans are categorized in accordance with the reporting requirements of the Superintendency of Banks which are based on the type and term of loans.

     References in this Annual Report to the Chilean financial system include all financial institutions operating in Chile (i.e., banks and finance companies) and references to the Chilean banking system include only banks operating in Chile.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report on Form 20-F and include statements regarding our intent, belief or current expectations, our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, including the effects of the acquisition of the Bank by Banco Bilbao Vizcaya S.A. and the merger between Banco Bilbao Vizcaya S.A. and Argentaria S.A., (iii) the impact of competition and regulations, and
(iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as "anticipate", "believe", "expect", "intend", "risk", "could", "may", "will", "seeks", and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Annual Report on Form 20-F, including, without limitation, "Business Overview", "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosures About Market Risk".

     Some factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report on Form 20-F include, but are not limited to: general economic conditions in Chile and Latin America and the other countries in which we have significant business activities or investments, including the United States; the monetary and interest rate policies of the Central Bank; inflation; deflation; unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; changes in Chilean and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits; and our success in managing the risks involved in the foregoing.

     The forward-looking statements contained in this document speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I


Item 1.  Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable

     Not applicable.

Item 3.  Key Information

     A.  Selected Financial Data

     The following table presents selected consolidated and other financial and operating information for us and certain statistical information for Chile as of the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and the sections entitled "Operating and Financial Review and Prospects" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected consolidated financial information as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 has been derived from the Consolidated Financial Statements included elsewhere in this Annual Report which have been audited by PricewaterhouseCoopers, independent accountants. The selected financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 has been derived from the Consolidated Financial Statements audited by PricewaterhouseCoopers that are not included in this Annual Report.

     The Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks), which differ in certain significant respects from US GAAP. Note 28 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders' equity for periods and the dates covered thereby.

     The financial data in the following tables as of and for all full-year periods through December 31, 2002 is restated in constant Chilean pesos of December 31, 2002. See Note 1.c) to the Consolidated Financial Statements.

     Until December 31, 2001, mortgage finance bonds issued by the Bank were considered permanent investment securities and classified under the caption Other financial investments. On October 7, 2002, the Superintendency of Banks issued Circular No. 3,196 which requires mortgage finance bonds issued by the Bank to be presented net of its corresponding liability. To conform with current year presentation, outstanding Mortgage finance bonds issued as of December 31, 2001, have also been presented net of its corresponding liability. Outstanding mortgage finance bonds issued prior to year 2001 have been presented as in the previous reports and have not been presented net of its corresponding liability.

                                                             As of or for the Year ended December 31,
                                         -------------------------------------------------------------------------------------

                                         1998           1999            2000           2001           2002            2002
                                         ----           ----            ----           ----           ----            ----
                                               (in millions of constant Ch$ of December 31, 2002)(1)             (in thousands
                                                                                                                   of US$(2))
CONSOLIDATED INCOME STATEMENT
   DATA
Chilean GAAP:
Interest revenue......................      212,216        192,247         225,990        218,194        216,464         303,860
Interest expense......................     (141,787)      (112,767)       (145,911)      (124,852)      (107,450)       (150,832)
Net interest revenue..................       70,429         79,480          80,079         93,342        109,014         153,028
Provision for loan losses.............      (29,568)       (35,220)        (24,459)       (31,556)       (31,316)        (43,960)
Net interest revenue after
   provision for loan losses..........       40,861         44,260          55,620         61,786         77,698         109,068
Income from services, net.............       11,361         11,282          11,795         17,228         21,762          30,548
Other operating income, net:
   Gains (losses) on financial
     instruments, net.................          116          3,095           3,951          8,554          6,140           8,619
   Foreign exchange
     transactions, net................        4,677          2,448           1,377         (4,162)       (14,335)        (20,123)
   Recovery of loans previously
     charged off......................        3,407          4,993           7,674          7,500          9,696          13,611
   Other income and expenses, net.....         (511)        (1,589)            (15)         1,093          1,169           1,641

Operating expenses....................      (56,893)       (57,563)        (62,074)       (71,295)       (75,159)       (105,503)
Loss from price-level restatement.....       (2,509)        (2,657)         (5,388)        (4,464)        (4,164)         (5,845)
Minority interest in
   consolidated subsidiaries..........          (80)           (50)            (20)           (24)           (34)            (48)
Income before income taxes............          430          4,219          12,920         16,215         22,773          31,968
Income taxes..........................          (62)         5,401           1,984           (881)        (2,518)         (3,535)
Net income ...........................          368          9,620          14,904         15,335         20,255          28,433
Net income per Share (3)..............         1.50          33.17           48.39          42.48          56.11          0.0788
Net income per ADS (3) (4)............        15.00         331.70          483.90         424.80         561.10          0.7876
Dividends per Share ..................        36.29           1.14           30.91          43.31          42.39          0.0595
Dividends per ADS (4).................       362.90          11.40          309.10         433.10         423.90          0.5950
Weighted average shares
   outstanding (in millions)..........          245            290             308            361            361             361

US GAAP:
Interest revenue......................      211,303        191,217         225,224        217,385        215,698         302,785
Interest expense......................     (142,275)      (116,627)       (151,298)      (129,316)      (111,614)       (156,678)
Net interest revenue..................       69,029         74,591          73,926         88,069        104,084         146,107
Provision for loan losses.............      (26,393)       (30,727)        (16,887)       (24,136)       (21,637)        (30,373)
Net income (loss) ....................       (1,347)          (625)          9,510         15,620         16,917          23,747
Net income (loss) per Share (4).......        (5.50)         (2.16)          30.88          43.27          46.86          0.0658
Net income (loss) per ADS (4)(5)......       (55.00)        (21.60)         308.80         432.70         468.60          0.6578

                                                             As of or for the Year ended December 31,
                                         -------------------------------------------------------------------------------------

                                         1998           1999            2000           2001           2002            2002
                                         ----           ----            ----           ----           ----            ----
                                               (in millions of constant Ch$ of December 31, 2002)(1)             (in thousands
                                                                                                                   of US$(2))
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks...............      142,807        151,882          164,499      205,110        311,023          436,597
Investments...........................      157,972        319,875          495,062      390,266        645,880          906,651
Loans, net of allowance for
   loan losses........................    1,350,872      1,442,558        1,666,211    1,797,895      2,053,519        2,882,618
Other assets..........................       86,367         94,738          187,953      150,590        185,782          260,791
Total assets..........................    1,738,018      2,009,053        2,513,726    2,543,861      3,196,204        4,486,657
Deposits..............................      911,083      1,139,012        1,231,066    1,425,332      1,912,485        2,684,641
Borrowings............................      577,382        608,299          846,137      732,956        868,696        1,219,429
Other liabilities.....................       80,015         81,978          186,071      135,365        157,888          221,634
Minority interest in
   consolidated subsidiaries..........           69            127               64           88            113              159
Shareholders' equity (6)..............      169,100        170,016          235,485      234,785        236,767          332,361

US GAAP:
Total assets..........................    1,662,236      1,928,960        2,435,316    2,411,417      3,114,139        4,371,458
Shareholders' equity(7)...............      192,423        188,691          252,466      245,775        255,345          358,439
Long-term borrowings..................      435,441        436,403          415,241      401,964        452,661          635,421

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance:
Net interest margin(8)................          4.68%         4.64%           4.30%          4.22%          4.46%
Return on average total
   assets(9)..........................          0.02%         0.49%           0.68%          0.59%          0.71%
Return on average shareholders'
   equity(10).........................          0.31%         5.58%           7.63%          6.28%          8.21%
Capital:
Average shareholders' equity as
   a percentage of average
   total assets.......................          6.84%         8.70%           8.95%          9.34%          8.67%
Bank regulatory capital as a
   percentage of minimum
   regulatory capital required
   (11)...............................        185.00        167.09          192.20         177.16         145.30
Basic capital to total assets.........         10.30          8.70            9.64           9.44           7.60
Total capital to risk adjusted
   assets.............................         14.80         13.40           15.40          14.17          11.62
Credit Quality:
Past due amounts/total loans(12)......          1.78%         1.77%           1.82%          2.10%          1.97%
Category B-, C and D
   loans/total loans(13)..............          3.72          5.01            5.11           4.86           4.24
Non-performing loans/total
   loans(14)..........................          3.37          3.45            3.25           3.41           2.97
Allowance for loan losses/total
   loans..............................          1.92          2.62            2.25           2.35           2.15

                                                             As of or for the Year ended December 31,
                                         -------------------------------------------------------------------------------------

                                         1998           1999            2000           2001           2002            2002
                                         ----           ----            ----           ----           ----            ----
                                               (in millions of constant Ch$ of December 31, 2002)(1)             (in thousands
                                                                                                                   of US$(2))
Allowance for loan losses/past
   due amounts(12)....................        106.39        152.09          126.00         111.93         108.99
Allowance for loan losses/
   category B-, C and D
   loans(13)..........................         51.72         52.20           43.92          48.37          50.65
Allowance for loan
   losses/non-performing
   loans(14)..........................         44.93         75.73           69.01          68.82          72.36
Past due amounts/shareholders'
   equity(6)..........................         14.69         14.98           12.90          16.46          17.46
Productivity:
Loans per employee (net of
   allowances)(Ch$)...................        801.70        828.10          918.53         959.90       1,163.47
Operating Ratios:
Operating expenses/operating
   revenue, net(15)...................         65.71         59.77           63.86          62.02          61.31
Operating expenses/average
   total assets(10)(16)...............          3.25          2.91            2.84           2.73           2.64

OTHER DATA
Inflation Rate(17)....................           4.3          2.3             4.5            2.6            2.8%
Revaluation (devaluation) rate
   (Ch$/US$)..........................           4.6         11.4             8.5           12.7            7.9
Employees.............................         1,685        1,742           1,814          1,873          1,765

----------------------
(1) Except per share and per American Depositary Share ("ADS") data, percentages, ratios, number of shares and number of employees.

(2) Except per share and per ADS data, percentages and ratios. Amounts stated in U.S. dollars as of or for the year ended December 31, 2002 have been translated from Chilean pesos at the Observed Exchange Rate of Ch$712.38 = US$1 for December 31, 2002.

(3) Net income per share and per ADS data under both Chilean and US GAAP have been calculated on the basis of the weighted average number of shares outstanding during the period. Shares which are not fully paid for are not entitled to receive dividends and have not been considered. As of December 31, 2002, 361,222,027 shares were entitled to receive dividends.

(4) Calculated on the basis of 10 common shares per ADS. Dividends per ADS do not reflect any deductions of Chilean withholding taxes or for the charges described in "Description of American Depositary Receipts--Charges of Depositary" and "Taxation".

(5) Net income under US GAAP for the year 1998 reflects charges relating to the amortization of goodwill on the purchase of Banesto Chile of Ch$4,404 million. The goodwill has been fully amortized in 1999 with charges of Ch$3,160 million. See Notes 1.n) and 28.1.q) to the consolidated financial statements.

(6) Shareholders' equity at December 31, 1998, 1999, 2000, 2001 and 2002 excludes net income for the year then ended, as applicable. The amounts so excluded are Ch$368 million, Ch$9,620 million, Ch$14,904 million, Ch$15,335 million and Ch$20,255 million, for the years ended December 31, 1998, 1999, 2000, 2001, and 2002 respectively.

(7) Including the mandatory dividend described in Note 28.1.c to the consolidated financial statements.

(8)  Net interest revenue divided by average interest earning assets.

(9) Net income divided by average total assets in 1998, 1999, 2000, 2001 and 2002. Average total assets were calculated on the basis of daily balances of BBVA Chile and on the basis of monthly balances for its subsidiaries.

(10) Net income divided by average shareholders' equity in 1998, 1999, 2000, 2001 and 2002. Average shareholders' equity used in the calculation includes our net income for the applicable period.

(11) According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loan losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loans losses.

(12) Past due loans include, with respect to any loan, the portion of principal or interest that is 90 days or more overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced.

(13) All loans in categories B-, C and D are substandard loans. See "Selected Statistical Information--Classification of Loan Portfolio".

(14) Non-performing loans includes loans which do not accrue interest and restructured loans. See "Selected Statistical Information--Classification of Loan Portfolio Based on the Borrower's Payment Performance".

(15) Operating expenses divided by net operating revenue. Net operating revenue consists of net interest revenue, income from services (net), other operating income (net) and other income and expenses.

(16) Average total assets were calculated as an average of the beginning and ending balance for each period.

(17) As measured by the percentage change in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics) of the previous month. Such inflation differs from the inflation rate used for purposes of price-level restatements of our financial statements, which has a one-month lag. See Note 1.c) to the Consolidated Financial Statements.

Exchange Rates

     In this Annual Report on Form 20-F, references to "$", "US$", "U.S. dollars" and "dollars" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics) of the previous month. See Note 1.c) to the Consolidated Financial Statements.

     This Annual Report on Form 20-F contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts: (i) actually represent such U.S. dollar amounts, (ii) were converted from U.S. dollars at the rate indicated in preparing the Consolidated Financial Statements, (iii) could be converted into U.S. dollars at the rate indicated or (iv) were converted at all. Unless otherwise indicated, such U.S. dollar amounts, in the case of information concerning BBVA Chile as of and for the years ended December 31, 1999, 2000 and 2001, have been translated from Chilean pesos based on the Observed Exchange Rate (as defined herein) reported by the Banco Central de Chile (the "Central Bank") on December 31, 2002, which was Ch$712.38 per US$. The rate reported by the Central Bank on December 31, 2002 is based upon the actual exchange rate of December 30, 2002 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the period ended December 31, 2002. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

     Since the enactment of the Chilean Central Bank Act in 1989, any person may freely buy and sell foreign exchange. The Central Bank, however, may require that certain purchases and sales of foreign exchange specified by law must be carried out exclusively in the Mercado Cambiario Formal (the "Formal Exchange Market"), may impose restrictions on foreign exchange transactions, and may intervene in the Formal Exchange Market purchasing and selling foreign currency.

     The Formal Exchange Market is formed by local banks and other entities so authorized by the Central Bank. Authorized transactions are generally carried out at spot rates. The daily observed exchange rate "dolar observado" (the "Observed Exchange Rate") is, for any date, the average exchange rate of transactions in the Formal Exchange Market on the previous day, as certified and published by the Central Bank on the banking day immediately following such day.

     For purposes of the operation of the Formal Exchange Market and until September 1999, authorized transactions by banks were generally transacted within a certain band above or below that of a reference exchange rate. The reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate") was reset monthly by the Central Bank, taking internal and external inflation into account, and was adjusted daily to reflect variations in parities among the U.S. dollar, the Japanese yen and the Euro in the international markets. The Reference Exchange Rate is the rate at which the Central Bank carried out its foreign exchange operations. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market.

     On September 2, 1999, the Central Bank resolved to eliminate the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. At the same time, the Central Bank announced that an intervention in the exchange market by buying or selling foreign exchange on the Formal Exchange Market would take place only in special and qualified cases.

     Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market, through the Mercado Cambiario Informal (the "Informal Exchange Market"), which is a recognized currency market in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency by entities not authorized to operate in the Formal Exchange Market, such as stock brokers, travel agencies and others. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. We estimate that since 1991, the year-end rate of exchange for Chilean pesos into dollars on the Informal Exchange Market has fluctuated between approximately 1.0% below and 5.0% above the Observed Exchange Rate. As of December 30, 1998, the rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market was 0.27% below the Observed Exchange Rate, 1.1% above the Observed Exchange Rate as of December 31, 1999, 0.21% above the Observed Exchange Rate as of December 31, 2000, and 0.7% above the Observed Exchange Rate as of December 31, 2001. As of December 31, 2002, the Informal Exchange Market was 1.1% above the Observed Exchange Rate.

     The following table sets forth for each of the last five years, the annual low, high, average and year-end Observed Exchange Rates for dollars as reported by the Central Bank. No representation is made that the Chilean peso or the dollar amounts referred to herein actually represent, could have been or could be converted into dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

                            ----------------------------------------------------
                                Observed Exchange Rates of Ch$ per US$1.00
                            ----------------------------------------------------
                            Low(1)      High(1)         Average        Year-End
                            ------      -------      --------------    --------
Year
1998....................    439.18      475.41        460.29   (2)     473.77
1999....................    468.69      550.93        508.78   (2)     527.70
2000....................    501.04      580.37        538.87   (2)     572.68
2001....................    557.13      716.62        633.69   (2)     656.20
2002....................    641.75      756.56        689.24   (3)     712.38
Months
   December 2002........    692.94      712.38        701.95   (3)
   January 2003.........    709.22      738.87        722.48   (3)
   February 2003........    733.10      755.26        745.21   (3)
   March 2003...........    725.79      758.21        743.28   (3)
   April 2003...........    709.32      731.56        718.58   (3)
   May 2003.............    694.22      713.73        703.58   (3)

----------------------

Source: Central Bank

(1)  Exchange rates are for the actual low and high days for each period.

(2)  The average of monthly average rates during the period.

(3) The average of daily average rates during the period. The Observed Exchange Rate reported by the Central Bank on December 27, 2002 was Ch$712.38 =US$1 and on June 30, 2003 was Ch$707.19 =US$1.

     B.  Capitalization and Indebtedness

     Not applicable.

     C.  Reasons for the Offer and Use of Proceeds

     Not applicable.

     D.  Risk Factors

     You should consider the following risks with respect to an investment in our company and investments in Chilean corporations that are not normally associated with investments in securities of issuers in the United States and other jurisdictions.

   OUR GROWTH, ASSET QUALITY AND PROFITABILITY MAY BE AFFECTED BY VOLATILE MACROECONOMIC CONDITIONS IN CHILE.

     All of our operations are conducted and substantially all of our customers are located in Chile. Accordingly, our ability to recover on our loans and our financial condition and results of operations are substantially dependent on economic conditions prevailing from time to time in Chile, particularly in those segments of the retail and corporate markets in which our business is primarily focused. During the first three months of 2003, the Chilean economy is estimated to have grown 3.5% as compared to the first quarter of year 2002. While the Chilean economy has experienced growth as evidenced by annual increase in Chile's gross domestic product ("GDP") of 6.6%, 3.2%, -0.8%, 4.2%, 3.1% and 2.1%, respectively, for the years 1997 through 2002, and an average annual increase of 2.4% over the ten year period 1993-2002, there can be no assurance that such annual growth will continue in the future. Future developments in the Chilean economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has been exercising substantial influence over many aspects of the private sector, or other political or economic developments in or affecting Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See "Chilean Regulation and Supervision".

     In addition, our financial condition and results of operations could be affected by changes in the level of economic activity in other Latin American countries as well as countries outside Latin America, as a significant portion of our loans are to finance Chilean foreign trade. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the economic environment in other countries, including Chile. For example, political and economic developments in December 1994 and early 1995 in Mexico, the economic crisis in several Asian nations in the second half of 1997 and the Brazilian Real devaluation on January 12, 1999, have had a negative impact on the financial and securities markets in many emerging market countries, including Chile. The Mexican currency crisis and its aftermath had a negative impact on emerging markets generally, including Chile, although in Chile the impact was negligible, mainly a temporary decrease in Chilean exports to Mexico from US$212 million in 1994 to US$132 million in 1995, while total Chilean exports increased from US$11,604 million in 1994 to US$16,039 million in 1995. The economic crisis in several Asian nations in the second half of 1997 had a significant negative impact on the Chilean economy, on two levels. First, it affected negatively our terms of exchange, driving the price of our exports (and particularly the price of copper) to their lowest level in many years; second, it invited speculative activity towards the Chilean peso, thus causing a marked increase in local interest rates and, consequently, causing a decrease in the GDP growth from levels around 7%, sustained over most of the 90's, to a negative growth of around 1% in 1999. The recovery of the economy has been slow, and has been affected by the Brazilian Real devaluation on 1999 and by the recent Argentine crisis. The most visible effect of the latter crisis has been a sustained devaluation of the local currency during most of 2001, a process that started to reverse itself slowly but steadily since November 2001. Inflation has remained low due to the reduced economic activity.

     ALTHOUGH CHILE HAS A HISTORY OF MODERATE INFLATION, THERE IS A RISK THAT WE COULD EXPERIENCE INFLATIONARY PRESSURES WHICH WOULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     The annual rate of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) in 1997, 1998, 1999, 2000, 2001 and 2002 was 6.0%, 4.7%, 2.3%, 4.5%, 2.6% and 2.8%, respectively.
Within this context, the Central Bank changed its reference interest rate from a real interest rate definition to a nominal definition. Thus, on July 26, 2001, this rate was changed from a 3.5% real interest rate to a 6.5% nominal interest rate, assuming a 3% inflation for the year. From then on, the reference rate has been expressed in nominal terms.

     The reduced level of inflation (by local standards) is explained by a low level of consumer expenditures as well as by the decreasing dollar prices of imported consumer goods. This moderate inflationary trend allowed the Central Bank to reduce the reference interest rate eight times during the year 2002, bringing it from 6.5% in January to 3.0% at the end of the year. The downward trend was immediately followed (and at times anticipated) by the interest rate on long term instruments from the Central Bank.

     Inflation for the twelve months ended March 31, 2003 was 4.5%. Although Chilean inflation has proved moderate in recent years, in the past Chile has experienced high levels of inflation. A return to high levels of inflation in Chile could adversely affect the Chilean economy and have an adverse impact on our business and results of operations. There can be no assurance that Chilean inflation will not change significantly from the current level. See "Operating and Financial Review and Prospects--Inflation".

     Although we currently benefit from inflation in Chile due to the structure of our assets and liabilities (i.e., a significant portion of our deposits are not indexed to the inflation rate and do not accrue interest (such as checking accounts, the majority of which do not earn interest), and a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our operating results in the future will not be adversely affected by changing levels of inflation or by changes in the Chilean regulations such as the one allowing payment of interest on deposit accounts, which became effective June 1, 2002.

     BECAUSE ECONOMIC STABILITY IN CHILE HAS DEPENDED, TO SOME EXTENT, ON THE STABILITY OF THE EXCHANGE RATE, A POLITICAL DECISION TO MODIFY THE CURRENT STATUS OF THE REGULATION COULD HAVE AN ADVERSE EFFECT ON THE ECONOMY AND OUR PROFITABILITY.

     The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the five-year period ended December 31, 2002, the value of the Chilean peso relative to the U.S. dollar decreased approximately 60% in nominal terms and approximately 5% in real terms, based on the Observed Exchange Rates for U.S. dollars on December 31, 1997 and December 31, 2002. See "Exchange Rates". Our results of operations have not been significantly affected by fluctuations in the exchange rates between the Chilean peso and the dollar because of our policy and Chilean regulations relating to the control of material exchange transactions. At March 31, 2003, we had a net foreign currency exposure of Ch$15,493 million (US$21.3 million), equal to 6.0% of our capital and reserves (below the 20% permitted under regulations of the Superintendency of Banks) See "Operating and Financial Review and Prospects--Exchange Rate Risk". No assurance can be given that our policy or the regulations will continue. In the absence of this policy and regulations, and in the event of a devaluation of the Chilean peso, the financial condition and results of operations of Chilean companies, including us, and the ability of the Chilean companies to meet their obligations in foreign currencies, could be adversely affected. The Chilean government's economic policies and future fluctuations in the value of the Chilean peso against the U.S. dollar could adversely affect our operating results.

     OUR CUSTOMER BASE IS PARTICULARLY SENSITIVE TO ADVERSE DEVELOPMENTS IN THE CHILEAN ECONOMY, WHICH RENDERS OUR LENDING ACTIVITIES RELATIVELY RISKIER THAN LENDING TO HIGHER-INCOME CUSTOMERS.

     We have developed our lending business with particular emphasis on the Personal Banking and Corporate Banking divisions, although restricted by conservative risk policies. At December 31, 2002, those divisions accounted for 67.4% of our loan portfolio (excluding contingent and past due loans). Adverse changes affecting any of the above mentioned sectors is likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

     A significant part of our customers consists of :

          o large and corporate companies, with annual sales over US$10 million; and

          o individual customers in all income segments, most of them customers with monthly income between Ch$200,000 (US$350) and Ch$1.5 million (US$2,600).

     Medium and small-size companies and middle and lower-middle income individuals typically have less financial strength and accordingly can be expected to be more adversely affected by adverse developments in the Chilean economy than large companies and high income individuals. As a result, it is generally accepted that lending to these segments of our existing customer base represents a relatively higher degree of risk than lending to other groups.

     Important features of our strategy are to increase lending and the provision of other services through cross-sales, and to gain new customers in every customer segment, particularly in the upper income and corporate segments. Consequently, though we may experience higher levels of past due amounts which could result in higher levels of allowance for loan losses, the probability is lower than in previous years since we have reduced the proportion that the more vulnerable segments represent in our portfolio. Moreover, we believe that the net interest margins on lending to the lesser income groups more than compensate for the higher risk. We also believe that our experience in making loans to these groups gives us an advantage over our competitors in identifying the less risky customers in these groups, since we have historical evidence of the factors that correlate with good payment behavior. However, we cannot assure you that we will not suffer substantial adverse effects on our base portfolio in the event of adverse developments in the Chilean economy.

     SIGNIFICANT COMPETITION AS A RESULT OF THE LIMITED BARRIERS TO ENTRY AND CONTINUED CONSOLIDATION OF THE CHILEAN BANKING INDUSTRY COULD INTENSIFY PRICE COMPETITION AND LIMIT OUR ABILITY TO INCREASE MARKET SHARE.

     Because Chilean regulations do not impose barriers to entry into the Chilean market and do not restrict capital movements, we face significant competition from both domestic and foreign commercial and investment banks. The regulatory framework in the Chilean financial system has led to increased consolidation both in the universal bank sector and in the sectors of financial institutions specializing in specific products or markets. Concentration, as measured by the participation of the 10 major banks in total deposits, increased from 72.4% at December 31, 1998 to 76.0% at December 31, 2002. The increase in concentration occurred mainly in 2002, when Banco Chile merged with Banco Edwards and Banco Santander merged with Banco Santiago.

     Consolidation in the Chilean market has given the opportunity to other competitors to increase their branch network and gain proximity to compete for banking penetration. Traditional competitors with international name recognition and easy access to financial and technical resources made the market more competitive, thereby constraining our growth strategy.

     Furthermore, we also face competition from non-bank competitors, such as:

     o    department stores (for some credit products);

     o    leasing companies;

     o    factoring companies;

     o    mutual funds;

     o    pension funds; and

     o    insurance companies.

     Such competitors generally enjoy regulatory advantages vis-a-vis banks. The banking rules subject banks like us to the more stringent capital requirements described in "Chilean Regulation and Supervision". Our advertising and promotion is also subject to stricter transparency requirements, which compel banks to disclose in fine print the total financial cost of the bank products they advertise. For more details regarding our competitive position, see "Business Overview--Competition".

     A REVERSAL IN THE RATE OF GROWTH OF THE CHILEAN ECONOMY COULD ADVERSELY AFFECT THE RECENT GROWTH OF OUR LOAN PORTFOLIO AND INCREASE THE POTENTIAL FOR REQUIREMENTS OF ALLOWANCES FOR LOAN LOSSES.

     During the period from 1997 through 2002, the volume of our loans has grown at an average annual rate of 11.3%, from Ch$1,341,730 million at December 31, 1997 to Ch$2,098,564 million at December 31, 2002. Our portfolio grew approximately 2.3% to Ch$2,145,762 million at March 31, 2003 from Ch$2,098,564 million at December 31, 2002. The growth in our loan portfolio during these periods can be attributed generally to the continued growth of the Chilean economy, an increased level of savings and investment, and to our increased efforts in commercial activity and creativity, which enabled us to gain market share. During 2002, the volume of our loans grew by 14.0% principally as a result of our branch network expansion in previous years, of marketing campaigns, and mostly of the launching of innovative and convenient new products. No assurance can be given that the trends described will continue in the future. A reversal in the rate of growth of the Chilean economy could adversely affect the rate of growth of the our portfolio and its risk index and, accordingly, increase the amount of allowance for loan losses it is required to maintain. Also, the further expansion in our loan portfolio may expose us to a higher level of loan losses and require us to establish higher levels of allowance for such losses. See "Loans" and "Risk Index".

   OUR LOAN PORTFOLIO IS CONCENTRATED IN CERTAIN SECTORS.

     We have developed our lending business with particular emphasis in the residential mortgage, foreign trade and business segments. At March 31, 2003, those segments accounted for 67.8% of our loan portfolio (excluding contingent and past due loans). See "Selected Statistical Information--Analysis of our Loan Classifications". The quality of our loan portfolio is dependent on domestic economic conditions affecting medium and small-size companies and the middle and lower-middle income segments of the population, as well as on international economic conditions affecting Chile's foreign trade. Adverse changes affecting any of the above mentioned sectors is likely to have an adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

   OUR BUSINESS IS PARTICULARLY VULNERABLE TO VOLATILITY IN INTEREST RATES.

     Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

     Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently from the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Income from treasury operations is particularly vulnerable to interest rate volatility. Rising interest rates may also bring about an increasing non-performing loan portfolio.

     SINCE OUR PRINCIPAL SOURCES OF FUNDS ARE SHORT-TERM DEPOSITS, A SUDDEN SHORTAGE OF FUNDS COULD CAUSE AN INCREASE IN OUR COSTS OF FUNDING AND AN ADVERSE EFFECT ON OUR OPERATING REVENUES.

     Historically, funding in Chile has been short-term, being today's average funding duration approximately 80 days. Consistent with this funding structure, our principal sources of funds have traditionally been short-term savings, certificates of deposit and demand deposits. Since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which we operate, we will be able to maintain our levels of funding without incurring higher funding costs or the liquidation of certain assets.

     At December 31, 2002, 94.8% of our time deposits were in amounts greater than Ch$25 million (US$35,000). Time deposits have represented 71.9%, 73.2% and 73.05% of total funding from clients at the end of 2000, 2001 and 2002, respectively. Large-denomination time deposits may, under some circumstances, be a less stable source of deposits. However, our management believes that, by having 69.3% of our time deposits coming from individuals, and by having 8,329 clients with large-denomination deposits, we enjoy greater bargaining power vis-a-vis this type of customer, which would allow us to adjust our lending rates to a sudden increase in our funding costs. Therefore, we believe we are well positioned to deal with the risks associated with these time deposits.

     SIGNIFICANT COMPETITION AS A RESULT OF LIMITED BARRIERS TO ENTRY AND CONTINUED CONSOLIDATION OF THE CHILEAN BANKING INDUSTRY COULD INTENSIFY PRICE COMPETITION AND LIMIT OUR ABILITY TO INCREASE OUR MARKET SHARE.

     The Chilean market for financial services is highly competitive. We compete with other Chilean private banks, and with BancoEstado, that make consumer credit available to an important portion of the Chilean population. The upper and upper-middle income segments of the Chilean population and the corporate and large companies have become the target of several banks and competition in those segments is likely to increase. Accordingly, net interest margins are likely to be subject to greater pressure. Although we believe that demand for financial products and services from all income segments of the population and for companies of all sizes will continue to grow during the remainder of the decade, no assurance can be given that net interest margins will continue at present levels.

     The Chilean banking industry has experienced competition in recent years, which has led to, among other things, consolidation in the industry. We expect the trends of increased competition and consolidation to continue, and result in the formation of new large financial groups. Recently, Banco Edwards was merged into Banco de Chile, allowing the latter to reach a 18.6% loan market share, and Banco Santiago merged with Banco Santander, a merger that created the largest bank in Chile (24.4% loan market share). See "Operating and Financial Review and Prospects--Competition".

     A DISPOSITION OF OUR SHARES BY OUR PRINCIPAL SHAREHOLDERS COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR SHARES AND ADS.

     We are controlled by BBVA and as of December 31, 2002, BBVA controlled 65.55% of the outstanding shares. See "Major Shareholders and Related Party Transactions--Principal Shareholders". A disposition by BBVA or the other significant shareholders, or by entities controlled by any of them, of a significant portion of the shares of our common stock (the "Common Shares"), or the perception that such a disposition may occur, could adversely affect the trading price of the Shares on the Chilean Stock Exchanges (and, consequently, the trading prices of the ADS) and could affect our control. See "Major Shareholders".

     THE RELATIVE ILLIQUIDITY AND VOLATILITY OF CHILEAN SECURITIES MARKETS COULD ADVERSELY AFFECT THE PRICE OF BBVA CHILE ADS AND THE COMMON SHARES.

     The Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, the Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in Latin America. The low liquidity of the Chilean market may impair the ability of holders of ADS to sell Shares withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

     The current Argentine crisis may also affect foreign investors' risk perception of investing in Chile. After prolonged periods of recession, followed by political instability, Argentina in 2001 announced that it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed US dollar/ Chilean peso exchange rate and created a floating exchange rate regime in January 2002. Argentina is a trading partner of Chile, and the continuation of the Argentine crisis could affect the revenues and profitability of companies with ties to Argentina.

     CHILEAN CONTROLS ON FOREIGN INVESTMENT AND REPATRIATION OF INVESTMENTS AND CHILEAN WITHHOLDING TAX REQUIREMENTS ARE RELATIVELY ONEROUS.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings therefrom. Holders of the ADS and The Bank of New York ("the Depositary") have the benefit of a contract, the "Foreign Investment Contract" among the Depositary, us and the Central Bank. See "The Central Bank". The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile's Mercado Cambiario Formal, the "Formal Exchange Market", permits the Depositary to remit dividends it receives from BBVA Chile to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of the Shares withdrawn from the ADS facility thereby enabling them to acquire on more favorable terms the foreign exchange necessary to repatriate investments in the Shares and earnings therefrom. See "Chilean Tax Considerations". Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that a contract such as the Foreign Investment Contract may not be abrogated by future legislative changes. Owners of the ADSs will be entitled to receive dividends on our underlying shares to the same extent as the holders of Common Shares. Dividends received by holders of ADS will be paid in U.S. dollars net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under "Taxation"). See "Taxation--Chilean Tax Considerations".

     A SIGNIFICANT CHANGE IN THE CHILEAN ECONOMIC LIBERALIZATION AND DEREGULATION POLICIES COULD DISRUPT OUR BUSINESS AND CAUSE MATERIAL ADVERSE EFFECTS.

     We are subject to regulation by the Central Bank and the Superintendency of Banks. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business activities of the banking industry in Chile. See "Central Bank Subordinated Debt" and "Chilean Regulation and Supervision".

     Pursuant to an amendment to the Chilean General Banking Law enacted on November 4, 1997, all Chilean banks may engage in additional businesses depending on the strength of the bank and the approval by the Superintendency of Banks of a feasibility study. Such businesses include offering commercial banking services outside of Chile and providing factoring, underwriting, transportation of securities, financial services, leasing, direct financial advising services and securitisation products. See "Chilean Regulation and Supervision--Other Businesses". The Chilean General Banking Law also applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices (the "Basle Committee") to the Chilean banking system and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our business, financial condition and results of operations.

     BECAUSE THE CHILEAN FINANCIAL SYSTEM HAS DIFFERENT CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS FROM THE U.S., OUR FINANCIAL STATEMENTS MAY NOT GIVE YOU THE SAME INFORMATION AS FINANCIAL STATEMENTS PREPARED UNDER THE U.S. ACCOUNTING RULES.

     As a regulated financial institution, we are required to submit unaudited unconsolidated balance sheets and income statements prepared in accordance with Chilean GAAP to the Superintendency of Banks on a monthly basis. This information is subsequently made public by the Superintendency of Banks within approximately one month of receipt. Such unaudited financial information is prepared in summary form, is not sent directly to our shareholders and differs in other significant respects from information generally available in the United States with respect to U.S. financial institutions.

     The securities laws of Chile, which govern open or publicly listed companies such as us, impose disclosure requirements that are more limited than those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

     There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 28 to the Audited Consolidated Financial Statements.

     OUR BY-LAWS HAVE FEWER AND LESS WELL-DEFINED SHAREHOLDERS' RIGHTS AS COMPARED TO THE BY-LAWS OF A U.S. CORPORATION.

     Our corporate affairs are governed by our estatutos (the "By-laws"), which function as our articles of incorporation and our by-laws, and by the laws of Chile. See "Description of By-laws". Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us. See "Description of By-Laws--Shareholders' Meetings and Voting Rights".


Item 4.  Information on the Company

     A.  History and Development of the Company

   Banco Bilbao Vizcaya Argentaria

     Banco Bilbao Vizcaya Argentaria S.A. ("BBVA") financial group resulted from the merger between Banco Bilbao Vizcaya S.A. ("BBV") and Argentaria S.A., formerly a Spanish retail banking, asset management and insurance provider, that took place in December, 1999. The merger was a strategic response to the economic environment, where size is a fundamental competitive factor for achieving sustainable gains. BBVA has over 27 million clients and a presence in 37 countries with 7,504 offices and approximately 93,093 employees throughout the world.

     BBVA is a global banking organization with a presence in the following businesses: retail banking, wholesale banking, European banking, Latin American banking, asset management and private banking, investment banking, industrial group, insurance, and e-business, among others.

     Our integration into the BBVA Group has provided us with tangible benefits including the following: (i) sharing of technology; (ii) expanding range of banking products and services that can better serve the Chilean market; (iii) BBVA's global client relationships to serve those clients operating in Chile; and (iv) broad financial support from a powerful shareholder whose investment in us is both long-term and strategic.

   The Acquisition

     On September 24, 1998, BBVA (then BBV), obtained a 55% controlling stake in us through: (i) the acquisition of 40,637,415 of our shares for an aggregate price of Ch$20,821,157,368 (historical pesos) and (ii) the subscription of 158,034,393 of our newly-issued shares that were issued in accordance with the shareholders' resolution passed at the Extraordinary Shareholders' Meeting held on August 21, 1998. BBVA undertook these transactions in accordance with a subscription and share purchase agreement, which had been entered into by BBVA and the former principal shareholders on June 18, 1998. In addition, pursuant to such agreement, BBVA and the former principal shareholders entered into a separate agreement, which governs our future administration. The former principal shareholders also entered into an agreement among themselves with respect to our future administration.

See "Major Shareholders--Principal Shareholders". On March 25, 1999, our shareholders voted to change our name from Banco BHIF to BBV Banco BHIF.

     As a result of the merger between BBV and Argentaria that took place in December 31, 1999, on May 17, 2000 our shareholders voted to change our name from BBV Banco BHIF to BBVA Banco BHIF. On March 17, 2003, our shareholders voted to change our name to Banco Bilbao Vizcaya Argentaria, Chile S.A.

   Overview

     Banco Bilbao Vizcaya Argentaria, Chile S.A. is a Chilean private commercial bank incorporated on September 22, 1883 under Chilean General Banking Law. We provide a wide range of financial products and services to the retail and corporate banking markets throughout Chile. We are domiciled in Chile and our principal executive office is located at Huerfanos 1234, Santiago, Chile. Our telephone number is 56-2-679-1000. Our agent in the United States for U.S. federal securities law purposes is the office of BBVA in New York, 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. BBVA's telephone number is
(212) 728-1660.

     We conduct our business through our 78 full-service branches, two limited-service branches, 64 pension payment centers and seven subsidiaries. Our business activities are targeted principally at high, middle and lower-middle income individuals and large, medium and small-size companies. At December 31, 2002, we had assets of Ch$3,196,204 million (US$4,487 million), total deposits of Ch$1,912,485 million (US$2,685 million), and shareholders' equity of Ch$257,022 million (US$360.8 million), including our net income for the year ended December 31, 2002, which was Ch$20,255 million (US$28.4 million). This resulted in a return on average shareholders' equity of 8.21% and a return on average total assets of 0.71%. See "Key Information--Selected Financial Data".

     Our retail banking business includes products such as residential mortgage lending, the extension of other personal loans (including consumer loans), automobile financing and credit cards, and services such as electronic banking, custodial arrangements and foreign exchange transactions. Our corporate banking business includes the extension of credit to small, medium and large-size companies in the form of commercial loans, working capital lines of credit, trade financing and other products and services such as payment services and assistance to medium and small-size companies in connection with foreign trade operations. This business is conducted through our Corporate and Business Banking Divisions.

     Through our branches and pension payment centers, we offer the aforementioned products and services as well as payment and cash management services to, and take deposits from, our customers. In addition, we make electronic and phone banking services available to our customers on a 24-hour basis. At December 31, 2002, we had 1,770 employees.

     We, through our subsidiaries, BBVA BHIF Brokerage, BHIF Advisory, BHIF Residential Housing Fund Manager, BBVA BHIF Residential Leasing, BHIF Closed End Fund Manager, BBVA BHIF Mutual Fund Manager and BBVA BHIF Insurance Brokerage, are becoming increasingly active in the Chilean financial leasing, securities and insurance brokerage, financial advisory services, investment fund management, residential housing fund management, residential leasing and mutual fund markets. See "Business Overview--Lines of Business--Financial Services Subsidiaries".

     Under Chilean law, banks may conduct only those activities allowed by the General Banking Law, which include, without limitation, lending, accepting deposits and, subject to limitations, investing and providing financial services. Investments are restricted to real estate for the bank's own use, gold, foreign exchange and debt securities. Through subsidiaries, Chilean banks may also engage in certain activities, such as securities brokerage services and mutual fund management. Subject to certain limitations, Chilean banks may own majority or minority interests in foreign banks. As a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as factoring, underwriting, transportation of securities, financial services (portfolio management), leasing and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, factoring, custody and transportation of securities. Banks are required to conduct these activities in accordance with general instructions of the Superintendency of Banks. The activities that banks have engaged in after the referred amendment to the General Banking Law have translated into increased competition in those areas, with subsidiaries of Chilean banks gradually becoming more important players. In 1998, we acquired a majority stake at an insurance brokerage company, Corredora Tecnica de Seguros, and began to offer non-pension fund insurance brokerage services through our branch network. In June 1999, we absorbed our leasing subsidiary and integrated her leasing operations with ours. In 2000 we acquired the remaining stake at Corredora Tecnica de Seguros.

     B.  Business Overview

   General

     The Chilean economy has grown at a compound average rate of 5.5% per annum during the years 1992 through 2002 and at a compound average rate of 2.4% per annum during the years 1998 through 2002. Inflation for the year 2002 reached 2.8%, within the official target range of 2%-4% for the year. The rate of investment has decreased from 26.9% of Chile's gross domestic product in 1998 to 22.7% of gross domestic product in 2002. The growth of the economy has generated a demand for financial services from an increasing number of individuals in all income segments of the population and from an increasing number of companies, although at a slower pace over the last few years due to the current economic environment. Our business strategy has shifted to target the growing demand for banking products and services from upper to lower-middle income individuals and from large corporations to small-size companies. Our strategy aims to increase lending and to provide services through cross-selling to all customer segments. Our historical strength in residential mortgages and with medium and small-size companies serves as a natural and strong base for expansion in those markets. While we believe that this strategy has the potential to provide higher net interest margins, it also has the potential to expose us to a higher degree of credit risk. We continuously seek to improve the quality of our loan portfolio and our risk index through the adherence to our new loan origination procedures and credit management policies.

     The Chilean market is highly competitive. We intend to maximize our competitiveness by offering new and more sophisticated products and higher-quality services to our actual and potential clients through our branch network and through modern electronic and home-banking facilities. With that objective, beginning in 1993 we undertook an investment and modernization program aimed at improving our operating efficiency and expanding the scope and variety of products and services offered to our customers. We reformulated this program in 1999 and in furtherance thereof we opened 20 full-service branches in 1999, 6 more in the year 2000, one branch in the year 2001, and none in the year 2002, waiting for an improvement in the economic environment. We continue to renovate our existing branches and maintain state-of-the-art electronic and home banking facilities, and we will resume a moderate expansion plan of opening a few branches in 2003 and 2004.

     Our strategy in respect of our net interest margin is to continue our policies designed to attract demand deposits as a less expensive source of funding, while promoting all products oriented towards all market segments. We will also continue to promote our fee-generating products, emphasizing the cross-selling of our subsidiaries' products and services to our clients.

   Retail Market

     Management believes that our future growth in the retail market will derive from our ability to serve a larger customer base and to increase the cross-selling of our products and services to our customers. Our present strategy for the retail market is to target upper to lower-middle income individuals, which represent approximately 70% of the population Through our consumer lending division, we have been able to capture a growing portion of the demand for consumer credit from middle and upper-middle income individuals who previously did not resort to credit or borrowed from our bank. See "--Lines of Business--Retail Banking Division". We also conduct promotional campaigns designed to enhance our image and target new customers. We launched a new consumer loan product El Crediton(R) , aimed at attracting customers from the upper income brackets due to its special attributes, such as receiving up to 15% of the interest paid as a reward for good payment history. The product was successful, and was the main driver behind our 14.8% growth in consumer loans during 2002.

     We will continue to build on our marketing concept of BHIFamilia(R), which promotes a variety of special packages of banking products designed to appeal to various segments of the retail market. We conducted a promotional campaign aimed at positioning our new image as Banco Bilbao Vizcaya Argentaria, Chile S.A., a member of the BBVA Group. In 1999, we launched a new residential mortgage loan product El Hipotecon(R), aimed at attracting customers from the middle to upper income brackets. El Hipotecon(R) loans start at a higher loan amount than traditional mortgage loans and has some unique attributes like a variable interest rate with a cap at 8.5%, and it includes incentives for obtaining the loan as part of a package including a current account and a credit card. This product has been successful, bringing our self-financed mortgage loans (classified under "commercial loans") up by 30.9% in 2002 (See "--Loan Portfolio"). We intend to continue to capitalize on the strength of our residential mortgage lending business and promote the cross-selling of our other retail products to our residential mortgage customers, who totaled approximately 35,950 at December 31, 2002.

     In the first quarter of the year 2000, we launched our Cuenta 7(R) campaign, aimed at increasing our checking accounts, particularly amongst upper to upper middle income clients. During that year, we also increased the range and scope of the Mutual Funds it offers its clients, with success.

     In order to improve our capacity to serve a larger customer base, we plan to extend our network of electronic and home banking facilities to a larger geographic area. See "--Branch Network and Electronic Banking". We have adopted and will continue to implement credit approval and management and review policies designed to improve steadily the quality of our retail loan portfolio. We also seek to increase cross-selling, to improve our net interest margin by increasing non-interest bearing checking account deposits and other deposits as a source of funding, and to increase the volume of higher interest rate loans to lower-middle income individuals.

     Corporate Market: Small and Medium-Size Companies and Large (Corporate) Companies

     We principally target two distinct segments in the corporate banking market--small and medium-size companies and large (corporate) companies--and have developed specific strategies and customized products for each segment. These segments are served by two specialized divisions, our Business Banking Division and our Corporate Banking Division, respectively. As a consequence of this change, since 2001 we have changed our "Lines of Business" report to better reflect this structure and, therefore, we no longer report our Construction and Infrastructure Financing business as a separate line of business but included it in our Corporate Banking Division.

     In Chile, a smaller company will tend to rely on a limited number of banks (generally two or three) and these banks are frequently banks with which the company's managers have had personal banking relationships. Smaller companies also consider criteria such as proximity, efficiency and image in their selection of banks. Accordingly, we seek to continue to take advantage of our customer base in the retail market to promote our business with small companies. In addition, we will continue developing standardized products particularly suited to the needs of this segment of the market, such as Trade Point(R), a facility developed to assist small-size companies with their foreign trade transactions. In the large company segment of the market, we seek to expand our customer base, particularly in sectors of the economy with strong potential for growth such as consumer product retailers, mining, construction, fisheries, automobile distribution, and telecommunications.

     Through the continued implementation of our investment and modernization program, we seek to enhance our ability to provide electronic banking and related services to our corporate customers. Benefiting from our increased capital base, the strength of the BBVA Group and the expanded range of products and services that we can provide overseas as a member of the BBVA Group, we are aiming to expand our corporate client base. We will also continue our efforts to attract deposits, particularly from medium and small-size companies, as a means of broadening our funding base and controlling our funding costs.

Lines of Business

     The following tables provide daily average unconsolidated information as to our retail and corporate banking business for the months of December 2000, 2001 and 2002.

                                                          Average daily balances for the month of December 2000
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------     -----------     --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2002,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................             376,879       23.3%            4,053       12.8%
       Consumer lending............................             172,191       10.7             1,888        6.0
            Subtotal...............................             549,070       34.0             5,941       18.8
Business banking division                                       409,508       25.4            21,601       68.5
Corporate banking division                                      656,242       40.6             4,015       12.7
                                                              ---------      -----            ------      -----
            Total..................................           1,614,820      100.0%           31,557      100.0%
                                                              =========      =====            ======

                                                          Average daily balances for the month of December 2001
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------     -----------     --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2002,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................             389,271       21.9%            3,999       10.0%
       Consumer lending............................             198,640       11.2             2,228        5.6
            Subtotal...............................             587,911       33.1             6,227       15.6
Business banking division                                       459,263       25.8            30,131       75.6
Corporate banking division                                      731,577       41.1             3,494        8.8
                                                              ---------      -----            ------      -----
            Total..................................           1,778,751      100.0%           39,852      100.0%
                                                              =========      =====            ======


                                                          Average daily balances for the month of December 2002
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------     -----------     --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2002,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................             447,347       22.9%            4,138       10.1%
       Consumer lending............................             221,951       11.3%            1,870        4.6%
            Subtotal...............................             669,298       34.2%            6,008       14.7%
Business banking division                                       564,460       28.9%           33,027       80.7%
Corporate banking division                                      722,262       36.9%            1,866        4.6%
                                                              ---------      -----            ------      -----
            Total..................................           1,956,020      100.0%           40,901      100.0%
                                                              =========      =====            ======      =====


   Retail Banking Division

     For the month of December 2002, we had a daily average of Ch$669,298 million (US$940 million) in retail loans outstanding, accounting for 34.2% of the average daily balance of our total loan portfolio for such month. Approximately 0.9% of our daily average of retail loans outstanding for the month of December 2002 were past due, accounting for 14.7% of the average daily balance of all past due loans for such month, and the risk index for retail loans was 1.37%.

     We offer our products and services to all segments of the Chilean population through BBVA Chile and have organized our retail banking division to satisfy the demands of these segments. Our personal banking offers customers a diversified range of products, including residential mortgage loans, other personal loans (including consumer loans), automobile financing and credit cards, and services such as electronic banking, custodial arrangements and foreign exchange transactions. Building on our residential mortgage loan business, since 1992 we have steadily expanded the scope of our activities to offer innovative as well as traditional products to our retail customer base.

     Residential Mortgage Lending. For the month of December 2002, we had a daily average of Ch$447,347 million (US$628 million) in residential mortgage loans outstanding, accounting for 22.9% of the average daily balance of our total loan portfolio for such month. For the month of December 2002, our daily average of past due residential mortgage loans totaled Ch$4,138 million (US$6 million), accounting for 10.1% of the average daily balance of our total past due loans, and the risk index for residential mortgage loans was 0.70%.

     At December 31, 2002, we were the fourth largest private bank in Chile in terms of residential mortgage loans and accounted for 6.9% of the residential mortgage loans in the Chilean banking system and 8.7% of such loans made by the Chilean privately-owned banks, based on information prepared by the Superintendency of Banks.

     Mortgage lending is our oldest and most developed retail business. Our portfolio of 35,950 residential mortgage loans at December 31, 2002, which amortize on a monthly basis, represents our widest and strongest credit relationships with retail customers. For this reason, our mortgage lending business continues to play a significant role as part of our strategy of cross-selling our products to the retail market. At December 31, 2002, approximately 17% of our residential mortgage customers had consumer loans with us.

     Our residential mortgage loans are denominated in UF, bear interest at a fixed rate (which is at a spread above the cost of funding) and have maturities between five and 30 years, with a weighted average life of approximately 19 years at December 31, 2002. We fund an important proportion of our residential mortgage loans and certain of our commercial mortgage loans through the issuance of UF-denominated notes ("Mortgage Finance Bonds") which enable us to limit our exposure to interest rate fluctuations and inflation.

     Consumer Lending. For the month of December 2002, we had a daily average of Ch$221,951 million (US$312 million) outstanding in retail loans (other than residential mortgage loans), accounting for 11.3% of the average daily balance of our total loan portfolio for such month. Our average daily balance for the month of December 2002 of past due retail loans (other than residential mortgage loans) totaled Ch$1,870 million (US$3 million), accounting for 4.6% of the average daily balance of total past due loans for such month, and the risk index for such loans was 2.85%. Our retail loans (other than residential mortgage loans) included personal loans (such as consumer loans), automobile financing and credit cards.

     Consumer Lending - Personal Loans. For the month of December 2002, we had an average daily balance of approximately Ch$206,163 million (US$289.4 million) in personal loans outstanding, accounting for 10.5% of the average daily balance of our total loan portfolio and 92.9% of the aggregate amount of our retail loans for such month. The risk index for personal loans was 2.80% at such date.

     Our personal lending business targets middle and upper income individuals. Personal lending on a short to medium-term basis involves loans and overdraft facilities. We offer our personal lending products through our branches to our existing customers (mainly holders of checking accounts). In response to the increasing demand for small consumer loans from the lower-middle income segment of the Chilean population as the Chilean economy has expanded during the past decade, most Chilean private banks have established separate consumer loan divisions. Unlike certain other Chilean banks which have their consumer credit divisions operating out of premises physically separate from their full-service branches and under a different name, our Consumer Credit division operates through all of our full-service branches.

     Consumer Lending - Automobile Loans. We offer special retail credit lines to finance partially or, in the case of selected customers, up to 100% of the purchase price of automobiles. For the month of December 2002, we had a daily average balance of approximately Ch$7,862 million (US$11.0 million) in automobile loans outstanding, representing 3.44% of our average daily balance of total retail loans for such month and 0.4% of our average daily balance of total loans outstanding for such month. For the month of December 2002, our daily average of past due automobile loans totaled Ch$9 million (US$10,000), accounting for 0.0% of our average daily balance of total past due loans for such month, and the risk index for such loans was 10.42%. Automobile loans have maturities that range from six months to four years, are denominated in Chilean pesos, accrue interest on a fixed rate basis and are payable monthly. We generally require that the automobile purchased with the proceeds of the loan be pledged as collateral, together with the purchaser's rights to proceeds under the applicable insurance policy.

     Consumer Lending - Credit Cards. For the month of December 2002, we had a daily average of Ch$7,926 million (US$11.1 million) credit card balances outstanding, accounting for 0.4% of the average daily balance of its total loan portfolio for such month. Our average daily balance for the month of December 2002 of past due credit card balances was Ch$242 million (US$0.34 million), accounting for 0.6% of our average daily balance of total past due loans for such month. The risk index for credit card balances was 3.53%. We issue BBVA Chile credit cards to our customers under the Visa trademark pursuant to an agreement with Visa, the largest credit company in Chile. In addition, we issue affinity cards also under the Visa trademark pursuant to agreements with the Chilean lawyers' association, the Chilean medical association, the Chilean teachers' association and the Chilean engineers' association. BBVA Chile credit cards are issued for personal and corporate use and they allow customers access to national and international credit. As of December 31, 2002, we had 62,799 active Visa credit cards.

     We process our credit cards through Nexus S.A., a credit card processing facility owned by 8 Chilean banks in which we had a 9.7% interest at December 31, 2002. Our management believes that acceptance of credit cards as a means of payment for goods and services in Chile will increase in the future as it has over the past five years. Accordingly, we will continue to promote the use of our credit cards. Our revenues arising from our credit card business take the form of commissions charged to merchants and annual fees, commissions and interest charged to cardholders on their balances.

     Consumer Lending - Credit Approval Process. In reviewing credit applications, our policy is to verify that a series of quantitative and qualitative parameters are met. We have developed a credit scoring system which allows loan officers to classify applicants on the basis of their income, overall level of indebtedness, liquidity and assets, as well as on qualitative factors such as the applicant's educational, professional and financial background. We obtain credit information on each applicant from DICOM S.A. ("DICOM"), which provides a broad and updated nationwide credit database that we can readily access. Our evaluation of loan applications is centralized and based on information obtained by loan sales managers. In the credit analysis, emphasis is placed on different factors, depending upon the credit requested and whether the applicant is an existing customer of BBVA Chile, among other considerations. See "Selected Statistical Information--Credit Approval Process". We consider our credit approval policies in respect of retail loans generally comparable to those of other Chilean private banks and stricter than those of the finance company.

     After credit is extended, we monitor the credit quality of the debtor and reclassify a debtor loan on the basis of our scoring system based on the our appraisal of changes in such debtor's ability to meet the qualitative and quantitative parameters described above. In addition, our general policy is to initiate legal collection proceedings on any retail loan as promptly as possible upon such loan becoming overdue and to charge off the entire consumer loan four months after any payment of principal or interest is overdue, which is earlier than the six months allowed by the regulations of the Superintendency of Banks. See "--Chilean Regulation and Supervision--Loan Loss Reserves".

   Corporate Banking

     Relying on a team of account managers and through specialized branch offices, we provide a full range of financial products and services to small, medium and large-size companies in Chile through BBVA Chile and its subsidiaries, including commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits.

     For the month of December 2002, BBVA Chile had a daily average of Ch$1,286,722 million (US$1,806 million) of outstanding corporate loans, accounting for 65.8% of the average daily balance of BBVA Chile's total loan portfolio for such month. BBVA Chile's daily average of past due corporate loans for the month of December 2002 totaled Ch$34,893 million (US$49.0 million), accounting for 85.3% of our average daily balance of total past due loans for such month, and the risk index for such loans was 1.79%.

     Business Banking Division. Within BBVA Chile's corporate banking business, companies with annual sales between US$750,000 and US$20 million are considered medium and small-size companies. Loans to such companies, which are made through our personal banking branches as well as through our specialized commercial banking branches, totaled a monthly average of Ch$564,460 million (US$792 million) in December 2002 and accounted for 28.9% of BBVA Chile's total loan portfolio. As a result of the predominance of loans to small and medium-size companies within Banco Nacional's loan portfolio, following the merger with Banco Nacional in 1989, BBVA Chile became a significant source of credit for such companies in Chile and had approximately 14,874 such customers at December 31, 2002. Our strategy in this market is to continue targeting medium and small-size companies that operate in the sectors of the Chilean economy with the highest growth potential, such as mining, construction, automobiles, trade, telecommunications and other services. Small and medium-size companies tend to rely on two or three banks to cover their financing requirements, principally for the acquisition of capital goods, foreign trade and working capital.

     We also lend to small businesses (companies with annual sales of less than US$750,000), providing loans and other services specifically designed for such businesses. In this segment of the market, we employ credit approval policies largely based on the verification of objective conditions and generally requires collateral at least equal to 90% of the value of its loans.

     Through our foreign trade business, we provide our banking customers with a wide range of products and services designed to facilitate their export and import transactions, including issuing, confirming and negotiating letters of credit, extending credit lines for pre-export/import financing from foreign banks, fund transfers and foreign exchange transactions. In this connection, we developed the Trade Point(R) facility to assist small and medium-size companies with their foreign trade transactions. Trade Point(R) was successful in attracting business from midsize companies with foreign trade business. See "--Business Overview--Corporate Market: Small and Medium-Size Companies and Large (corporate) Companies".

     Corporate Banking Division. Large (corporate) firms are a segment of the market that has become increasingly competitive in recent years, largely due to the internationalization of the financial markets and the growth in the capital base of Chilean institutional investors. As a result, domestic lenders have generally experienced narrowing spreads and a decrease in the profit margins generated by loans to large corporate borrowers (companies with annual sales greater than US$20 million). In an effort to increase its profits in this important segment of the corporate market, BBVA Chile continues to explore business opportunities with large corporate borrowers, seeking to offer products that are subject to less competitive pressure such as payment services and other tailored services, and to leverage on the capability of the Bank to provide world wide services through the network of banks that form part of the BBVA Group. Loans to other corporate borrowers, mostly large companies, totaled a daily average of Ch$722,262 million (US$1,014 million) for the month of December 2002 and accounted for 36.9% of the daily average of our loan portfolio in such month.

     Our cross-border loans are principally trade-related. These include credit lines to foreign financial institutions, some of them under the ALADI (Asociacion Latinoamericana de Integracion, "ALADI" or "Latin American Association for Integration") payment system. ALADI is a series of arrangements among Latin American countries designed to facilitate trade financing by providing to a cross-border lender in a participating country the guarantee of its own central bank of amounts due in connection with a qualifying transaction. At December 31, 2002, our cross-border lending was US$123.5 million, of which approximately 0.03% was under the ALADI program and, accordingly, was guaranteed by the Central Bank. Loans to Brazilian borrowers at December 31, 2002, amounted to Ch$26,749 million (US$37.5 million), approximately 30.4% of our loan portfolio at that date. None of the loans to Brazilian borrowers was under the ALADI program.

     BBVA Chile offers payment services and cash management services to its corporate banking customers. BBVA Chile is a party to a number of payment service contracts with large and medium-size companies. Under those contracts, in exchange for a fee BBVA Chile allows customers, through a secure Internet connection, to manage their accounts and make payments to suppliers, pension funds and employees, avoiding administrative costs. BBVA Chile believes that payment and cash management service contracts provide it with a low-cost, stable deposit base and the opportunity to cross-sell its products.

     Credit Approval Process. BBVA Chile's credit approval policy in respect of medium and small-size companies is defined mainly by certain quantitative parameters such as the applicant's debt servicing capacity, net worth, leverage, results of operations and reputation among financial institutions. In addition, loan officers are required to prepare a file containing information regarding the applying company's track record and prospects, as well as projections for the economic sector in which it operates. The information is transmitted to BBVA Chile's principal executive offices, where the corporate banking division operates and decisions regarding corporate credit are made. In the case of large companies, the credit analysis focuses on the applicant's financial condition as well as an evaluation of developments and projections relating to the applicant's market. In addition, we monitor the borrower's financial condition and results of operations while the loan is outstanding, including the use of reports prepared by DICOM, and seek to maintain contact with our customers so as to anticipate developments that could impact adversely the customer's repayment capacity. See "Selected Statistical Information--Allowance for Loan Losses".

   Deposits and Pension Payment Services

     Deposits. Time deposits are denominated in Chilean pesos, UF and dollars and generally bear interest at a fixed rate. Checking accounts are peso-denominated, non-interest bearing accounts, and savings accounts are UF-denominated and generally bear interest at a relatively low floating rate. At December 31, 2002, BBVA Chile's deposit balances amounted to Ch$1,397,036 million (US$1,961 million) and accounted for 73% of our total liabilities at that date.

                                                                      Total Deposits
                                                                   (as of December 31,
                                                                         2002)              % of Total Deposits
                                                                   --------------------     -------------------
                                                                         (in millions of constant Ch$ of
                                                                    December 31, 2002, except for percentages)
                              Product
------------------------------------------------------------------
Time deposits.....................................................     1,397,036                 73.05%
Checking accounts.................................................       224,790                 11.75%
Bankers demand drafts and other deposits..........................       233,011                 12.18%
Savings...........................................................        57,648                  3.01%
                                                                       ---------                -------
                                                                       1,912,485                100.00%
                                                                       =========                ======


     Our strategy in the retail market is to attract deposits from a large number of individuals as a means of maintaining a relatively stable and cost-effective source of funding. As part of this strategy, BBVA Chile has developed a variety of deposit accounts designed to appeal to the various segments of the retail market. We conduct promotional campaigns aimed at these specific segments, which have rendered satisfactory results. These accounts include BHIFamilia Mujer(R) (BHIFamily for Women), BHIFamilia Profesional Joven(R) (BHIFamily for Young Professionals) and Ahorro Infantil (Child Savings). In 2000, we launched our Cuenta 7(R) campaign, aimed at increasing our checking accounts, particularly amongst upper to upper middle income clients. In 2001, with the help of the improved systems platform, we launched the Cuenta Libreton (R), a savings account associated with a checking acount that enabled our clients to optimize their checking account balances by keeping their money in the associated savings account and receive interest on them. Such product revived a national discussion on the convenience of allowing banks to pay interest on checking accounts balances, and resulted in a change in regulations that allowed banks to do that. After the new regulation became effective, we relaunched the Cuenta Libreton (R) as a remuneratory checking account, with limited success since the interest rate environment made it difficult to offer an attractive interest on those balances. The same happened to all banks who offer a remuneratory checking account.

     Pension Payment Services. Since 1992 we have been party to a payment service contract with the INP, an agency of the Ministry of Labor, providing monthly pension payments to approximately 750,000 of Chile's 1.5 million pensioners (the "INP Contract"). Under the INP Contract - which expires in 2003 with an option to continue for another two years - we receive pension funds from the INP and are required to pay such funds to the pensioners shortly thereafter. We are paid a fee for this service, which depends on the amounts held by the INP with us on its current accounts. This fees are liquidated and entered on a monthly basis ( See "Operating and Financial Review and Prospects -- Operating results----Income from services, net"). This arrangement allows us to have access to an important non-interest bearing source of funds.

     The majority of our payments to pensioners are made through our 64 special-service pension payment centers exclusively engaged in providing services under the INP Contract. Payments are also made by mail, through independent contractors in rural areas or by direct deposit. For the year ended December 31, 2002, average daily amounts on deposit with us in connection with the INP Contract totaled Ch$36,000 million and represented approximately 2.1% of our average daily outstanding demand deposits and savings accounts, or approximately 1.7% of average total deposits daily, as a result of the advantages of the INP contract.

     BBVA Chile has capitalized on the experience gained under the INP Contract and developed systems to provide payment services to pension funds, beneficiaries of insurance companies and pensioners under the privately run social security system.

Branch Network and Electronic Banking

     We had a network of 78 full-service branches, 2 limited-service branches and 64 pension payment centers at December 31, 2002.

     Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as residential mortgages, consumer loans, automobile financing and credit cards, open checking accounts, lend to small and medium-size companies, offer leasing, securities brokerage and housing fund management services and provide information to customers and potential customers. Our limited-service branches are equipped to take deposits and to offer payment services. The role of our special-service payment centers is to provide check cashing and cash disbursement services to Chilean pensioners pursuant to the INP Contract. See "--Lines of Business--Deposits and Pension Payment Services".

     We are expanding our geographic penetration to be in a position to readily provide our customers throughout the country our wide range of products and services. The financing needs of companies located in regions of Chile outside the Santiago area have increased as a result of gradual changes affecting the Chilean economy. Corporate clients with operations throughout Chile need banking services in all of Chile's regions. As the Chilean middle class has grown, demand for consumer banking services has also increased. See "--Lines of Business--Retail Banking". In addition to increasing the number of our branches, we are constantly investing in telecommunication and computer equipment, so as to offer customers up-to-date electronic and home-banking facilities. We believe this expansion has been instrumental in supporting the outstanding growth achieved by the bank in the past two years.

     We offer electronic banking services to our customers. BBVA Chile has made arrangements for its individual customers to have access to the REDBANC system with their BHIF Global or Visa cards. The REDBANC system was recently integrated with the BancoEstado network to conform a network of ATMs at nearly 3,500 locations throughout Chile at December 31, 2002. Such access allows customers holding a checking or savings account or a BHIF Visa card to obtain balance and account related information, withdraw cash and make payments. At December 31, 2002, BBVA Chile had 277,225 active BHIF labeled cards, all of which provide access to the REDBANC system. At December 31, 2001, we had 284,011 active BHIF labeled cards.

     In addition, through Fono BHIF, we offer a 24-hour phone-banking service to our customers that grant them access to account information and allows them to effect fund transfers and certain payments. BBVA Chile was the first Chilean bank to offer this service on a toll-free basis in all cities served by the Compania de Telecomunicaciones de Chile. We have been providing certain information and limited transaction services through the Internet since June 1996, and such services have been fully available since October 1996. In October 1997, we expanded our Internet services by adding new services providing customers with financial information and the ability to perform transactions. During the month of December 2002, 433,789 inquiries and transactions were made through the Internet.

     BBVA Chile, in conjunction with a number of other Chilean banks, is a shareholder of Transbank S.A., a corporation that carries out the electronic transfer services which are necessary for our business and provides support to our shareholders' operations, through the installation, operation, maintenance and development of equipment and systems for the automatic and electronic transfer of funds. The availability of this transfer capability has facilitated our ability to serve our customers efficiently.

Financial Services Subsidiaries

     Chilean banks may conduct only those activities allowed by the General Banking Law. Chilean banks were historically prohibited from providing services other than traditional banking activities. However, in 1986 banks were permitted to offer, through subsidiaries, services deemed to be complementary to commercial banking activities. Furthermore, as a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as factoring, underwriting, transportation of securities, financial services (portfolio management), leasing and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, factoring and custody and transportation of securities. In 1998, we acquired 80% of a non-pension fund insurance brokerage and in 2000 acquired the remaining 20%.

     In an effort to confront the growing trend towards financial disintermediation, broaden the scope of products and services offered to customers and increase its fee income, we have established subsidiaries that operate in various financial markets. Our business strategy, particularly with respect to our corporate customers, is to increase the cross-selling of the products and services offered by the subsidiaries, which are made available at BBVA Chile's full-service branches. See "--Business Strategy".

     As approved by the Superintendency of Banks on July 1, 1999, we acquired 0.01% minority interest in BHIF Leasing S.A., resulting in the dissolution of the latter. As of December 31, 2000, the net assets of BHIF Leasing S.A. were absorbed by us.

     The following table sets forth information with respect to BBVA Chile's financial services subsidiaries at December 31, 2002:

                                                                     Shareholders'                      Ownership
                                                       Assets           Equity         Net Income       Interest
                                                       ------        -------------    ------------      ---------
                                                                                      Twelve-month
                                                                                      period ended
                                                     At December      At December     December 31,     At December
                     Company                          31, 2002         31, 2002           2002          31, 2002
------------------------------------------------     -----------      -----------     ------------     -----------
                                                    (in millions of constant Ch$ of December 31, 2002, respectively, except for percentages)
BBVA BHIF Brokerage.............................       108,958.0         8,513.4          1,449.4         100.00
BHIF Advisory...................................         1,124.2         1,050.1            372.0          98.60
BHIF Closed-end Fund Manager....................         1,480.2         1,482.7             11.4         100.00
BHIF Residential Housing Fund Management........           315.1           652.6             23.9         100.00
BBVA BHIF Residential Leasing...................         6,620.4         3,917.4          1,141.8          97.48
BBVA BHIF Mutual Fund ..........................         5,880.8         5,576.1          1,425.2         100.00
BBVA BHIF Insurance Brokerage...................         3,174.7         2,632.7          1,055.8         100.00
                                                       ---------        --------          -------
   Total........................................       127,553.4        23,825.0          5,479.5
                                                       =========        ========          =======

   Securities Brokerage Services

     BBVA BHIF Brokerage, which has operated since 1988, is registered with the Superintendencia de Valores y Seguros (the "Superintendency of Securities and Insurance") as a securities broker, and is a member of the Santiago Stock Exchange and of the Electronic Stock Exchange. In 1997, we acquired 29.6% of the ownership of BBVA BHIF Brokerage, increasing our ownership level to 100.0%. In connection with this acquisition, we changed BBVA BHIF Brokerage's name from "BHIF - Transvalores" to "BHIF Corredora de Bolsa". According to information released by the Santiago Stock Exchange, business transacted by BHIF Brokerage as a stockbroker during 2002 totaled approximately Ch$2,011,441 million, and accounted for approximately 14.12% of the market. For the year ended December 31, 2002, BBVA BHIF Brokerage recorded net income of Ch$1,449.4 million (US$2.0 million). After a reorganization at the end of 1996, BBVA BHIF Brokerage is consolidating its position in the markets where it currently operates and enhancing its access to the domestic markets by utilizing our distribution networks. Our policy is to capitalize 100% of any profits generated by BBVA BHIF Brokerage to increase its capital base. This subsidiary offers our high income individual and corporate clients a wide range of services, acting as an entity complementary to us. BBVA BHIF Brokerage operates actively in the different markets, including equity, variable and fixed income (debt instruments) and the trading of foreign currency.

   Financial Advisory Services

     BHIF Advisory, a 98.6%-owned subsidiary of BBVA Chile, was established by us in 1987. The subsidiary adopted its current name in 1992 and focuses on providing consulting and advisory services, mainly to our customers. Such services include debt restructuring, asset and company valuations, debt and equity offerings and syndication of loans, among other activities. For the year ended December 31, 2002, BHIF Advisory recorded a net income of Ch$372 million (US$0.5 million).

   Closed-end Fund Management

     BHIF Closed-end Fund Manager, a 100%-owned subsidiary of BBVA Chile, was established in 1995 to conduct our investment fund management business. BHIF Closed-end Fund Manager attracts investments from institutional investors which are managed through two separate closed-end funds: BHIF Equity and BHIF Real Estate. BHIF Equity invests in a diversified equity portfolio (including venture capital arrangements) of both established companies and start-up companies in growing sectors of the economy. BHIF Real Estate invests in an equity portfolio with new and established companies conducting real estate related businesses. For the year ended December 31, 2002, BHIF Closed-end Fund Manager recorded a net income of Ch$11.4 million (US$16,000). In 1997, BHIF Closed-end Fund Manager reached important strategic agreements with Vontobel Fund Managers to manage Chilean resources abroad, with Bear Stearns as the operator. In addition, BHIF Closed-end Fund Manager reached an agreement with Banco do Spirito Santo, Portugal, to manage foreign capital in Chile. A law passed in 1997 allows BHIF Closed-end Fund to invest part of the funds' capital outside of Chile.

   Residential Housing Fund Management

     In 1995, we obtained authorization from the Superintendency of Banks and the Superintendency of Securities and Insurance to establish BHIF Residential Housing Fund Management to participate in the market for the financing of residential housing through leasing schemes. BHIF Residential Housing Fund Management, a 100.0% owned subsidiary of BBVA Chile, was established and began operations in February 1996. For the year ended December 31, 2002, BHIF Residential Housing Fund Management recorded net income of Ch$23.9 million (US$33,550). As of December 31, 2002, the funds managed by this subsidiary totaled Ch$3,000 million, generating Ch$123.6 million in fees and commissions.

   Residential Leasing

     In 1996, we obtained authorization from the Superintendency of Banks and the Superintendency of Securities and Insurance to establish BBVA BHIF Residential Leasing to participate in the market for the management of funds applied to the financing of residential housing. BBVA BHIF Residential Leasing, a 97.48%-owned subsidiary of BBVA Chile, was established and began operations in October 1996. BBVA BHIF Residential Leasing is the leading firm in the residential leasing industry, owning Ch$4,019 million in leasing contracts as of December 2002. For the year ended December 31, 2002, BBVA BHIF Residential Leasing recorded a net income of Ch$1,141.8 million (US$1.6 million).

   Mutual Fund

     In February 1997, we obtained authorization from the Superintendency of Banks and the Superintendency of Securities and Insurance to establish BBVA BHIF Mutual Fund, which commenced operations in March 1997. For the year ended December 31, 2002, BBVA BHIF Mutual Fund recorded net income of Ch$1,425.2 million (US$2.0 million).

   Insurance Brokerage

     Our Board of Directors, in an Extraordinary Session held on September 4, 1998, agreed to purchase 80% of the rights of Corredora Tecnica de Seguros Limitada, an insurance brokerage firm, for approximately US$5.5 million. On September, 2000, we agreed to purchase the remaining 20% of the rights of Corredora Tecnica de Seguros Limitada, for approximately US$1.4 million. The acquisition had been authorized by the Superintendency of Banks on August 24, 1998. For the year ended December 31, 2002, BBVA BHIF Insurance Brokerage recorded a net income of Ch$1,055.8 million (US$1.5 million).

                                   COMPETITION

   Overview

     The Chilean financial system is comprised of 26 private-sector banks (of which 16 are banks established in Chile and 9 are subsidiaries of banks established abroad, and one public-sector bank (BancoEstado). At December 31, 2002, the Chilean financial system had a total of Ch$31,674,779 million (US$44,463 million) of loans outstanding. In the last five years, the average annual rate of increase in outstanding loans for the Chilean financial system was 3.6% (compared with an average annual rate of increase in GDP of 2.1% during the same period) and the average annual return on average shareholders' equity was 13.1%.

     The following table provides certain statistics on the Chilean banking system at December 31, 2002:


                                     Assets                     Loans                   Deposits         Shareholders' Equity
                                 ----------------------   -------------------    ---------------------   --------------------
                                   Amount        Share      Amount      Share       Amount       Share       Amount     Share
                                 -----------     -----    ----------    -----    -----------     -----    -----------   -----
                                 Ch$ Million       %      Ch$ Million     %      Ch$ Million       %      Ch$ Million     %
                                 -----------     -----    ----------    -----    -----------     -----    -----------   -----
Banco del Estado                  6,587,881      14.1      4,055,309     12.8      4,093,343     14.6         352,611    9.8
Banks established in Chile       35,870,479      76.8     25,477,723     80.4     21,137,058     75.5       2,705,770   75.3
Subsidiaries of banks
   established abroad             4,051,903       8.7      1,994,737      6.3      2,637,565      9.4         511,013   14.2
Private sector total             39,922,382      85.5     27,472,460     86.7     23,774,623     84.9       3,216,783   89.5

Total banks                      46,510,607      99.6     31,527,769     99.5     27,867,967     99.5       3,569,394   99.3
Finance company                     166,944       0.4        147,010      0.5        135,278      0.5          23,473    0.7
                                 ----------     -----     ----------    -----     ----------    -----       ---------  -----
Financial system                 46,677,551     100.0     31,674,779    100.0     28,003,245    100.0       3,592,868  100.0
                                 ==========     =====     ==========    =====     ==========    =====       =========  =====

----------------------
Source: Superintendency of Banks

     The Chilean banking industry has experienced increased competition in recent years, which has led to, among other things, consolidation in the industry. We expect the trends of increasing competition and consolidation to continue. In 1996 Banco Santander-Chile agreed to merge with Banco Osorno and the Superintendency of Banks approved the merger of Banco de Santiago and Banco O'Higgins, effective January 1, 1997. Additionally, the former owners of Banco Osorno acquired a controlling interest in Banco Concepcion, the ninth largest private bank in Chile, pursuant to which the name of the institution was changed to Corpbanca.

     During 1998 Corpbanca purchased from Banco Sud Americano its consumer loan division, "Corfinsa", and acquired 100% of the rights to Financiera Condell. Financiera Condell was merged into Corpbanca, effective July 1, 1999. Also, in July 1998 the former ING Bank reopened as Banco Falabella, and in October 1998 ABN AMRO Bank acquired Banco Real (worldwide), which led to a merger between the two institutions in Chile, effected January 2000. The merger had no effect on the financial system, given the small size of both banks.

     In March 1999, Citibank acquired Financiera Atlas, a finance company with an 8.3% market share in consumer loans, and integrated it into its Retail Banking Division. In July 1999, Corpbanca acquired Financiera Condell, a finance company with a consumer loan portfolio totaling Ch$146,513 million. After such purchase, the only finance company left in the market was Financiera Conosur, the largest one, with a consumer loan market share of 11.5%. In late 2002 Financiera Conosur was authorized by the Superintendency to become Banco Conosur. Therefore, there are no finance companies left in the market.

     During 2001, a Chilean financial group (the Luksic Group), which had a controlling participation at Banco de A. Edwards, acquired control of Banco de Chile and completed procedures to merge it with Banco de A. Edwards. The merger became effective on January 1, 2002. On the first half of 2002 the Central Bank sold its participation in Banco Santiago (See "--The Central Bank") to Grupo Santander, following an agreement signed with them in 2000 and after a failed attempt to sell those shares at a public offering. As a consequence of this operation, Grupo Santander achieved full control of both Banco Santander and Banco Santiago and proceeded to merge both institutions. The merger gave birth to the largest banking institution in Chile, Banco Santander Santiago with a 24.4% combined loan market share (27.9% proforma).

     The largest bank in Chile in terms of assets is Banco Santander Santiago, with outstanding loans at December 31, 2002 of Ch$7,731,346 million (US$10,852.8 million), representing 24.4% of the total amount of loans made by the Chilean financial system We face significant competition in the retail market from Banco Santander Santiago and more generally from other large privately-owned Chilean banks as well as BancoEstado, the only bank owned by the Republic of Chile. Most Chilean private-sector banks have adopted the universal banking model and, like us, are seeking to expand the range of products and services offered to customers.

     Subsidiaries from foreign banks have been operating in Chile since the 1930s. At December 31, 2002, such banks accounted for only 6.3% of total loans made by the Chilean financial system. Banco Santander Santiago, accounting for approximately 24.4% of total loans, was the Bank established in Chile (though foreign-owned ) with the largest loan portfolio at December 31, 2002. Some of the banks established in Chile are classified as foreign-owned, including ourselves, since a controlling participation in them is owned by foreign institutions and/or individuals. See "Major Shareholders -- Principal Shareholders".

     In the retail banking business, we compete with other private Chilean banks and with BancoEstado. Among private Chilean banks, our strongest competitors in the retail market were Banco Santander Santiago, Banco de Chile and Banco de Credito e Inversiones. We consider that our most relevant competitors in the corporate market are Banco de Chile, Banco Santander Santiago, and Banco de Credito e Inversiones.

     Commercial banks in Chile also compete with other financial intermediaries that can provide larger companies with access to the capital markets as an alternative to traditional bank financing.

     In the markets served by our subsidiaries, i.e., financial consulting, leasing, securities and insurance brokerage, investment fund management services and mutual fund management services, we compete with other financial institutions that offer similar services.

   Loans

     At December 31, 2002, we accounted for 6.62% of all loans made by the Chilean financial system and 7.60% of the loans made by private Chilean banks.

     The following table sets forth the percentage of the aggregate outstanding principal amount of all loans made by the Chilean financial system at the end of each of the last three years, that was held by each of the 12 largest private sector banks:

                                        Market Share of Loans at December 31,
                                        ---------------------------------------
                                           2000          2001          2002
                                        -----------    ---------     --------
Banco Santander Santiago (1) .........      11.3          11.9          24.4
Banco de Chile (2) ...................      12.4          11.9          18.6
Banco de Credito e Inv. ..............       8.2           8.9          10.4
BBVA Chile (3) .......................       5.7           5.9           6.6
Corpbanca ............................       4.3           4.8           5.4
Banco del Desarrollo .................       3.5           3.6           3.7
Scotiabank Sudamericano (4) ..........       3.5           3.5           3.7
Citibank .............................       3.8           3.4           3.2
Banco Bice ...........................       2.7           2.6           2.6
Banco Santiago (1) ...................      15.4          16.0             -
Banco Edwards (2) ....................       8.1           7.3             -
                                           -----         -----         -----
Total ................................      78.9          79.6          78.6
                                           =====         =====         =====
Total Private Banks ..................      88.0          87.8          86.7
                                           =====         =====         =====
Financial System .....................     100.0         100.0         100.0
                                           =====         =====         =====

----------------------
Source: Superintendency of Banks

(1) Banco Santander and Banco Santiago merged, effective August 2002
(2) Banco de Chile and Banco Edwards merged effective January 2002
(3) BBVA Banco BHIF changed its name to BBVA Chile, effective March 17, 2003
(4) Banco Sud Americano changed its name to Banco Scotiabank Sud Americano effective November 15, 2001


Risk Index

     Our performance until 1996 was largely attributable to our policy of charging off all D loans and certain C loans. Upon reaching a 1% risk level, we abandoned this policy, and since then have relied on our credit approval process and credit policies to keep control and enhance the quality of our loan portfolio. For a complete explanation of Chilean regulations on loan portfolio, see "--Selected Statistical Information--Classification of Loan Portfolio".

     In 1997 the Superintendency of Banks established new rules applicable to the definition of risk and provision requirements. This change was directed towards a more adequate assessment of the true quality of the loans, reducing the rating of consumer loans that had been subject to a certain degree of rescheduling. This measure implicated a significant increase in the level of provisions for those banks and finance companies that carried an old and important consumer loan portfolio. That was not our case, and the increase in provisions related to rescheduled consumer loans required by the rules adopted in 1997 was not significant.

     In 1998, soon after the BBVA Group took control of BBVA Chile, we conducted an extensive revision of our loan portfolio, which resulted in the downgrading of a part of our portfolio and a significant increase in the level of provisions and in our risk level.

     The following table illustrates the five year history of BBVA Chile`s unconsolidated loan portfolio risk index compared to the unconsolidated loan portfolio risk index of the largest private Chilean banks and that of the financial system as a whole. See "--Selected Statistical
Information--Classification of Loan Portfolio".

                                                     Risk Index(1)
                                                     At October 31,
                                  --------------------------------------------
                                  1998     1999         2000     2001     2002
                                  ----     ----         ----     ----     ----
                                                   (Percentages)
Banco de Chile ................   1.60     2.07         2.01     2.03     3.0
Banco del Desarrollo ..........   2.03     3.25         3.49     2.85     2.6
Scotiabank Sudamericano .......   2.00     2.77         3.76     3.18     2.0
Corpbanca .....................   1.52     2.00         1.87     1.80     2.0
BBVA Chile ....................   1.55     2.11         2.18     1.81     1.7
Banco Bice ....................   1.86     1.22         1.53     1.41     1.7
Banco Santander Santiago ......   1.16     1.23         1.42     1.38     1.6
Banco de Credito e Inv. .......   0.91     1.57         1.95     1.63     1.3
Security ......................   0.86     1.12         0.87     0.99     1.2
Banco Edwards .................   1.32     2.79         2.9      3.23     -
Banco Santiago ................   0.93     1.39         1.34     1.26     -
Financial System ..............   1.50     1.98         2.08     1.90     2.0


----------------------
Source: Superintendency of Banks
(1) Information with respect to the Chilean financial system as of a later date in 2002 is not publicly available. The risk index of BBVA Chile was 1.67% at December 31, 2002. See "--Selected Statistical
     Information--Allowance for Loan Losses--Global Allowance for Loan Losses."

   Deposits

     We held total deposits of Ch$1,912,485 million at December 31, 2002, which represented 8.0% of deposits held by Chilean private banks at that date. The following table sets forth the percentage of the aggregate amount of all deposits in the Chilean financial system at the end of each of the last three years, that was held by each of the twelve largest private Chilean banks.

                                       Market Share of Deposits at December 31,
                                       ----------------------------------------
                                            2000           2001          2002
                                            ----           ----          ----
Banco Santander ...................         12.5           13.1          21.6
Banco de Chile ....................         12.8           12.8          16.3
Banco de Credito e Inv. ...........          7.2            7.8           8.8
BBVA Chile ........................          5.0            5.6           7.3
Corpbanca .........................          4.9            5.2           5.5
Citibank ..........................          3.8            3.7           4.8
Security ..........................          3.2            2.7           3.1
Scotiabank Sudamericano ...........          3.2            2.6           3.0
Banco del Desarrollo ..............          3.0            2.8           2.9
Banco Bice ........................          2.8            3.2           2.6
Banco Santiago ....................         12.4           13.7             -
Banco Edwards .....................          7.6            7.0             -
                                          ------         ------        ------
Total .............................         78.4           80.3          76.0
                                          ======         ======        ======
Total Private Banks ...............        88.26          88.33         85.25
Financial System ..................       100.0%         100.0%        100.0%

----------------------
Source: Superintendency of Banks

   Return on Equity

     At December 31, 2002, our unconsolidated return on equity was 9.1%. It was substantially lower than the 14.4% average for the entire Chilean financial system. During the last three years, we have maintained a profitability index averaging around 7.3% each year.

     The following table sets forth for the last three years, the unconsolidated return on shareholders' equity of the largest private Chilean banks and the Chilean financial system as a whole, in each case at December 31 in each of the last three years.

                                                                    Ranking at
                                Return on Equity At December 31,   December 31,
                              ----------------------------------   ------------
                              2000          2001           2002        2002
                              ----          ----           ----        ----
Banco de Credito e Inv. ...   20.2%         23.8%          22.6%         1
Banco Santander ...........   25.1%         25.5%          19.5%         2
Banco Bice ................   13.2%         25.7%          18.2%         3
Citibank ..................   10.8%         15.1%          14.1%         4
Corpbanca .................   12.0%         20.1%          13.3%         5
Banco del Desarrollo ......   15.1%         14.2%          13.1%         6
Security ..................   14.1%         13.1%          12.9%         7
Banco de Chile ............   27.2%         27.9%           9.3%         8
Scotiabank Sudamericano ...    4.9%          6.2%           9.3%         9
BBVA Chile ................    6.3%          6.5%           9.1%        10
Banco Santiago ............   21.9%         28.3%            --         11
Banco Edwards .............    1.4%          4.4%            --         12
                              ----          ----           -----       ----
Financial System ..........   12.8%         17.7%          14.4%

----------------------
Source: Superintendency of Banks

                       CHILEAN REGULATION AND SUPERVISION

     In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations by means of the issuance of letter of credits and, together with finance companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendencia de Bancos e Instituciones Financieras (the "Superintendency of Banks") and the Central Bank. Chilean banks are subject to the General Banking Law and, to the extent not inconsistent therewith, the Chilean Companies Law.

     The Chilean banking system was established in 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1974 and resulted in substantial amendment to the General Banking Law. As a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as underwriting, transportation of securities, financial services (portfolio management), and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, leasing, factoring, management of investment, mutual and foreign capital investment funds, brokerage of securities, custody and transportation of securities.

     In response to the Chilean banking crisis during 1982 and 1983, the Superintendency of Banks assumed control of 19 banks and financial institutions accounting for approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank permitted these institutions to sell to the Central Bank certain of their non-performing loans in exchange for cash, third party drafts and a promissory note of the Central Bank. Each institution was to repurchase the loans sold by it to the Central Bank out of its future income.

     In addition, Law No. 18,818, promulgated in 1989, permitted institutions with outstanding repurchase obligations with the Central Bank to evidence a portion of such obligations by a subordinated obligation with no fixed term. In the case of liquidation of the institution, the subordinated debt obligations would be paid only after the bank's other debts had been paid in full. See "--The Central Bank".

The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, to the laws and regulations applicable to the private sector. It is governed and administered by a Board of Directors composed of five members designated by the President of the Republic subject to prior approval by the Senate.

     The Central Bank's principal regulatory responsibilities is to provide for the stability of the currency system and the due payment of both internal and foreign debts. The Central Bank's powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding the financial system and the capitals market, the Formal Exchange Market and banks' deposit-taking activities, and operating as a bank's lender of last resort.

   Background

     During 1982 and 1983, the Chilean banking system experienced significant instability due to, among other factors, a recession in the United States and other countries accompanied by high international interest rates, the overvaluation of the Chilean peso, a lack of stringent banking regulation and a lack of effective credit policies at most Chilean banks. The situation resulted in a banking crisis which required the Central Bank and the Chilean government to provide assistance to most Chilean private sector banks and, in the case of certain institutions (accounting for approximately 51% of the total loans in the banking system), the Superintendency of Banks was required to assume control. We were not among the institutions subjected to control by the Superintendency of Banks.

     As one form of assistance to private sector financial institutions, the Central Bank permitted certain banks to sell to the Central Bank certain of their non-performing loans in exchange for cash, third party drafts and a promissory note of the Central Bank. Each bank which sold non-performing loans to the Central Bank agreed to repurchase the loans out of its future income. In 1989, the Chilean government enacted Ley No. 18,818, which permitted banks with outstanding repurchase obligations to reacquire the loans still being held by the Central Bank for a price payable in cash equal to the actual economic value of such loans at the time of repurchase as appraised by the Superintendency of Banks. Ley No. 18,818 also provided that the obligation to pay the difference between the price initially paid to each bank by the Central Bank for the loans and the amount paid by such bank to the Central Bank to reacquire its loans would constitute subordinated obligations of the bank with no fixed term, known as deuda subordinada ("Central Bank Subordinated Debt"). In the case of liquidation of the bank, the subordinated debt obligations were to be paid only after the bank's other debts had been paid in full. The law provided, however, that until the subordinated debt obligations of a bank were discharged in full, the bank was required to make certain payments in respect of the subordinated debt obligations to the Central Bank out of net profits. As a result, a bank with subordinated debt obligations was limited in its ability to retain net income to support its growth and for general corporate purposes. In addition, the law provided that holders of common shares of the bank outstanding at the time the subordinated debt obligations were created were not permitted to receive dividends until the subordinated debt obligations were paid in full. However, holders of shares issued after the creation of the subordinated debt obligations and with the prior approval of the Central Bank ("shares of preferred stock" or "preferred shares") could receive dividends, to the extent declared, but only in an amount expressed as a percentage of the dividends that would have been payable to a holder of common shares in the absence of the prohibition on payment of dividends on common shares described above. Holders of shares of preferred stock could therefore receive as dividends a portion of the bank's income before provision for the subordinated debt obligations ("Surplus") to the extent otherwise permitted by law unless such income was further capitalized.

     In 1995, the Chilean Congress enacted the Subordinated Debt Bill enabling banks owing subordinated debt obligations to the Central Bank to agree with the Central Bank to modify the repayment terms of such debt. Banks that elected not to be governed by the Subordinated Debt Bill would be obligated to repay their subordinated debt obligations in accordance with prior law. Banks that elected to be governed by the Subordinated Debt Bill would be required to repay and discharge their subordinated debt obligations in accordance with a repayment schedule agreed upon with the Central Bank, and in any event within 40 years. The amount of each installment depended upon whether or not at the time the bank makes such election it was deemed capable of repaying its subordinated debt obligation within 40 years, based on a series of parameters set forth in the Subordinated Debt Bill. The Subordinated Debt Bill further provided that if a bank was deemed incapable of repaying its subordinated debt obligation within 40 years, such bank could enter into an agreement with the Central Bank stipulating that its subordinated debt obligation would be repaid with the proceeds of the sale of shares of such bank in the context of a program approved by the Central Bank. Such program could involve one or more offerings but had to be completed within a maximum of ten years. The shares sold pursuant to the program established by the bank and the Central Bank would be entitled to receive dividends, if and when such dividends were declared by the shareholders, in accordance with Chilean corporate law and subject to legal reserve requirements. Holders of record of shares of preferred stock of any such bank on the day the program was approved by the Central Bank, which were entitled to receive a percentage of the bank's annual Surplus, had the right to subscribe for shares offered pursuant to the program in proportion to such percentage.

     We chose to be governed by the Subordinated Debt Bill, and pursuant thereto agreed with the Central Bank to enter into a program involving the issuance and sale of 91,348,388 Common Shares and the repayment and cancellation of the Central Bank Subordinated Debt with the proceeds of the sale of such shares (the "Program"). Pursuant to the Program and the Subordinated Debt Bill, the Central Bank Subordinated Debt was repaid and discharged in full upon payment to the Central Bank of the net proceeds of an offering of our shares of common stock in Chile and internationally, completed on June 24, 1996.

The Superintendency of Banks

     Banks are supervised and regulated by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in the case of non-compliance, the Superintendency of Banks has the ability to impose sanctions. In extreme cases it can appoint, with the prior approval of the Board of

Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank's by-laws or any increase in its capital.

     The Superintendency of Banks examines randomly all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the Superintendency of Banks, and the banks financial statements are published four times a year at the end of each quarter, in any newspaper with national coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. A bank's annual financial statements and the opinion of its independent auditors must also be submitted for review by the Superintendency of Banks.

     Any person acquiring 10% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Noncompliance with this requirement results in the suspension of the voting rights with respect to the acquired shares.

     Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required: (a) banks are required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5% or more of such bank's shares, (b) holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders' names, and (c) the Depositary is required to notify either the bank or the Superintendency of Banks as to the identity of beneficial owners of ADSs which such Depositary has registered.

Limitations on Types of Activities

     Chilean banks may only conduct activities expressly allowed by the General Banking Law, which include the following activities: lend, accept deposits, and, subject to limitations, invest and perform financial services. Investments are restricted to real estate for their own use, gold, foreign exchange and debt securities. Through subsidiaries, they may also engage in certain specific activities, such as securities brokerage services and mutual fund management. Subject to certain limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks. As a result of an amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks and their subsidiaries are authorized in principle to conduct additional activities. See "Chilean Regulation and Supervision--Other Businesses".

Deposit Insurance

     In Chile, the State guarantees up to 90% of the principal amount of certain time deposits of individuals. The State guarantee is subject to a maximum payment of UF108 per person for each calendar year (Ch$1.8 million, or US$2,538 at December 31, 2002).

Reserve Requirements

     Deposits are subject to a reserve requirement of 9% for Chilean peso-denominated demand deposits, 3.6% for Chilean peso-denominated time deposits, 19% for dollar and other foreign currency-denominated demand deposits, and 13.6% for dollar-denominated time deposits and other foreign currency-denominated obligations of ours. The Central Bank has statutory authority to increase reserve requirements up to an average of 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. For the purposes of reserve requirements, demand deposits include any deposit that can be withdrawn in a time period less than 30 days.

     In addition, a 100% special reserve (reserva tecnica) applies to demand deposits, deposits in checking accounts, other dividend deposits received or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable within a term of less than 30 days and other time deposits payable within a term of 10 days to the extent their aggregate amount exceeds 2.5 times the amount of a bank's paid-in capital and reserves.

Minimum Capital

     Under the General Banking Law, a bank must have a minimum of UF800,000 of paid-in capital and reserves (Ch$13,395 million or US$18.8 million at December 31, 2002).

Capital Adequacy Requirements

     According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loans losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loan losses. For these purposes, "Total Capital" means the aggregate of: (a) a bank's paid-in capital and reserves, excluding capital attributed to certain subsidiaries and foreign branches, (b) its subordinated bonds, calculated at the placement price but not exceeding 50% of its Basic Capital, and (c) its voluntary allowances for loan losses, up to 1.25% of the Risk Adjusted Assets. Basic Capital includes paid-in capital and reserves, but excludes the net income for the period. Risk Adjusted Assets are based on total assets, which are then classified into five categories, each of which has a different weight.

Lending Limits

     Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following:

     (i) a bank may not extend to any one entity (or group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5% of the bank's Total Capital; or secured credit in an amount that exceeds 25% of its Total Capital. In the case of foreign export trade financing, the 5% ceiling for unsecured credits is raised to 10% and the 25% ceiling for secured credits to 30%. In the case of financing of infrastructure projects under concession, the ceiling is raised to 15% if secured by a pledge on the concession or if granted by two or more banks or financial institutions that have executed a credit agreement with the constructor or the holder of the concession;

     (ii) a bank may not extend loans to another financial institution in an aggregate amount exceeding 30% of its Total Capital;

    (iii) a bank may not directly or indirectly grant a loan, the purpose of which is to allow an entity or individual to acquire shares of the lender bank;

     (iv) a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank or to certain related parties of the same; and

     (v) a bank may not grant loans to related parties (including holders of 1% or more of its shares) on more favorable terms than those generally offered to non-related parties. Loans to directors, management and companies in which such individuals have a participation of 5% or more of equity or net earnings are not permitted under the General Banking Law. The aggregate amount of loans to related parties may not exceed a bank's Total Capital. See "Related Party Transactions--Interest of Management in Certain Transactions".

     In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its Total Capital, and provides that no individual employee may receive loans in excess of 10% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single home mortgage loan for personal use once during such employee's term of employment.

Loan Loss Reserves

     Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. Each bank is also required to maintain a global allowance for loan losses, the amount of which must equal the aggregate amount of its outstanding loans multiplied by the greater of (i) its "risk index", or (ii) 0.75%. See "Selected Statistical Information--Allowance For Loan Losses" for an explanation of the "risk index" and other information regarding our allowance for loan losses. At December 31, 2002, our risk index was 1.65% compared with an average for the financial system as a whole (i.e., all banks and finance companies) of 1.95% as of October 31, 2002, the last date in 2002 for which public information was available. See "--Competition--Risk Index".

     Banks in Chile are also required to maintain an individual allowance for loan loss for each past due loan (loans that are overdue as to any payment of principal or interest by 90 or more days). An individual allowance for loan loss equal to 100% is required for each such past due loan or the part thereof that is unsecured if (and to the extent) such past due loans exceed in the aggregate a bank's global allowance for loan loss. At December 31, 2002, the aggregate amount of our potential individual allowances for loan loss was 4.22% of its global allowance for loan losses. A bank may also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances. See "--Selected Statistical Information--Allowance for Loan Losses--Voluntary Allowance For Loan Losses" and
Note 1.k) to the Consolidated Financial Statements.

Foreign Exchange

     The foreign exchange operations of Chilean banks are subject to the following limitations: First, the balance, whether positive or negative, between the bank's assets and liabilities denominated in foreign currency (including assets and liabilities denominated in US$ dollars but payable in Chilean pesos, as well as those denominated in Chilean pesos and adjusted by the variation of the US$ dollar exchange rate) cannot exceed 20% of its paid-in capital and reserves; provided that if its assets are higher than its liabilities it may exceed such 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). Second, there is a reserve requirement of 13.6% applicable to all foreign currency-denominated obligations owed by a bank including demand deposits, time deposits and foreign loans (including international board offerings), regulated under Chapter XIII of the Compendio de Normas de Cambios Internacionales (the "Compendium"). The Central Bank has agreed to pay interest on 10% of the amounts that are deposited to comply with the foregoing reserve requirements.

Capital Markets

     Under the General Banking Law, banks in Chile may only purchase, sell, place, underwrite and act as a paying agent with respect to certain debt securities. Banks may also place and underwrite certain equity securities of public companies. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in mutual funds, investment management advisory services, merger and acquisition services, factoring, insurance brokerage (excluding insurance in connection with pensions), securitization and leasing activities. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance.

Financial Institutions with Economic Difficulties

     Unless under voluntary liquidation, banks may not be declared in bankruptcy. The General Banking Law provides that if certain specified adverse circumstances exist at any bank, its Board of Directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the Board is unable to do so, it must call a special shareholders' meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, if it is not effected within the term agreed at the meeting or if the Superintendency of Banks does not approve the Board's proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the Board and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such loans must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank's shareholders for their approval. In any event, a creditor bank may not grant loans to an insolvent bank in an amount exceeding 25% of the creditor bank's regulatory capital and reserves.

Dissolution and Liquidation of Banks

     The Superintendency of Banks may determine that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. The Superintendency of Banks may revoke a bank's authorization to exist and order its mandatory liquidation subject to agreement by the Board of Directors of the Central Bank. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendency of Banks itself assumes such responsibility. When a liquidation is declared, all deposits on checking accounts, other demand deposits received or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within 30 days, and any other deposits and receipts payable within 10 days are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank's assets, as necessary. If necessary, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such Central Bank loans are preferential to any claims of other creditors of the liquidated bank.

Foreign Operations

     Under current Chilean banking regulations, banks may invest in certain foreign currency securities and may grant loans to foreign individual and entities. With respect to equity securities, banks in Chile may only invest in equity securities of foreign banks and certain other foreign companies in which Chilean banks would be able to invest, if those companies were incorporated in Chile. Banks may only invest in debt securities traded in formal secondary markets located in countries where its sovereign rating is at least BB-. Such debt securities shall qualify as (i) securities issued or guaranteed by foreign sovereign states or their Central Banks or other foreign or international financial entities, and (ii) bonds issued by foreign companies. Such debt securities must have a minimum rating as follows:

                      Rating Agency             Short-Term   Long-Term
---------------------------------------------   ----------   ---------
Moody's......................................       P2         Baa3
Standard & Poor's............................       A3         BBB-
Fitch Ratings................................       F2         BBB-


     Banks may also invest in (i) unrated debt securities as long as such securities are issued or guaranteed by foreign sovereign states or their Central Banks. For this purpose, it will be assumed that the rating of the debt security is the international rating of the country where the issuer is located, and (ii) structured notes issued by investment banks that are rated higher than the ratings described above, so long as such notes are linked to a debt instrument issued by a sovereign or corporate entity and rated at least at the ratings described above.

     The debt securities to be purchased by Chilean banks may have a lower rating, as long as certain other conditions specified in the regulations of the Central Bank are met.

     Subject to certain conditions, a bank may grant loans in foreign currency to subsidiaries or branches of Chilean corporations located abroad, to companies listed on foreign stock exchanges rated at least BB-, and in general to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

     Additionally, banks may acquire loans granted to the individuals or entities described in the foregoing paragraph as well as participation in syndicated loans granted to individuals or entities domiciled abroad.

     Lastly, banks may grant loans to finance export transactions to Chilean residents or to individuals or entities domiciled abroad.

     In the event the sum of the investments of a bank in foreign currency securities and of the loans granted to foreign individuals and entities exceeds 70% of the Total Capital of such bank, the excess is subject to a mandatory reserve of 100%.

Other Businesses

     In December 1997, the Chilean Congress amended the General Banking Law, authorizing Chilean banks in principle to conduct additional activities such as factoring, underwriting, transportation of securities, financial services (portfolio management), leasing and direct financial advisory services. Furthermore, such amendment gave the Superintendency of Banks discretionary power to allow banks to engage through subsidiaries in other types of activities, such as securitizations, brokerage of non-pension fund insurance, loan collection, factoring and custody and transportation of securities.

     As a result of the amended General Banking Law, Chilean banks are now allowed to establish, in addition to branches and representative offices outside Chile, foreign subsidiaries (or have minority interests in foreign entities) engaged in banking activities or in any of the types of non-banking activities in which Chilean banks can engage through domestic subsidiaries. It also permits Chilean-based banking offices, under certain conditions, to make loans to many types of entities located in other countries.

     Besides the activities linked to the subsidiaries, the operations profile of the bank was expanded by permitting the execution of underwriting agreements for public placement of stocks and the possibility of development for financial services for third parties.

   Mark to Market Requirements for Financial Investments

     In September 1998, the Superintendency of Banks modified the regulations regarding the valuation of financial investments. Pursuant to the new regulations, a bank may differentiate its financial investments between permanent investments and short-term investments. The value of the permanent investment portfolio cannot exceed such bank's basic capital. In addition, once a financial investment is classified as a permanent investment, it can only be removed when it reaches maturity or when it is sold. The fluctuation in the market value of the financial investments transferred to the permanent investment account is not recorded in the income statement but is recorded in other reserves in shareholders' equity.

   Allowance Requirements for Consumer Lending

     Pursuant to requirements for consumer lending established by the Superintendency of Banks, a bank must revise the credit rating of all loans made to a particular borrower if the bank renegotiates any loan with that borrower. In addition, a bank must classify all consumer loans of a single borrower according to the borrower's worst rated loan. Finally, a bank must establish and abide by more stringent follow-up procedures relating to a borrower's consumer loans with other financial institutions. For example, a bank must automatically review a borrower's allowance amount when the borrower's records display a non-performing loan or other kind of negative credit behavior in the databases of the Superintendency of Banks or a private information service, even if the borrower is not in default vis-a-vis the bank.


                        SELECTED STATISTICAL INFORMATION

     The following information is included for analytical purposes and should be read in conjunction with our Consolidated Financial Statements as well as "Operating and Financial Review and Prospects". The financial data in the following tables as of and for all year-end periods have been restated in constant Chilean pesos of December 31, 2002. See Note 1.c) to Consolidated Financial Statements.

Average Balance Sheets and Interest Rate Data

     The average balances for interest earning assets and interest bearing liabilities have been calculated on the basis of daily balances of BBVA Chile and on the basis of month end balances for our subsidiaries. Such average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally US$).

     The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant Chilean pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

           1+Np                            (1+Nd)(1+D)
     Rp=   ---- -1                     Rd= ---------- -1
           1+I                                 1+I
Where:

Rp   =   real average rate for Chilean peso-denominated assets and liabilities
         (in Ch$ and UF) for the period;

Rd   =   real average rate for foreign currency-denominated assets and liabilities for the period;

Np   =   nominal average rate for Chilean peso-denominated assets and liabilities for the period;

Nd   =   nominal average rate for foreign currency-denominated assets and liabilities for the period;

D    =   depreciation rate of the Chilean peso to the dollar for the period; and

I    =   inflation rate in Chile for the period (based on the variation of the CPI).

     The real interest rate can be negative for a portfolio of Chilean peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency-denominated loans when the inflation rate for the period is higher than the sum of the depreciation rate for the period and the corresponding average nominal rate of the portfolio.

     The formula for the average real rate for foreign currency-denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the depreciation rate of the Chilean peso and the inflation rate in Chile during the period. The following example illustrates the calculation of the real interest rate for a US$-denominated asset earning a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual depreciation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

         (1+0.10)(1+0.05)
     Rd= ---------------- -1 = 3.125% per year
            1 + 0.12

     In the example, since the inflation rate was higher than the depreciation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual depreciation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

     Contingent loans (consisting of guarantees and outstanding and undrawn letters of credit) have been treated as interest earning assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total earning assets.

     The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments.

     Non-performing loans that are not yet 90 or more days overdue, as well as restructured loans earning interest at two or more percentage points below our average rate for similar types of performing loans at the date of the restructuring, have been included in each of the various categories of loans and, therefore, affect the various averages. Non-performing loans that are 90 or more days overdue are shown as a separate category of loans ("Past due loans"). Interest and/or indexation readjustments received on all non-performing loans during the periods are included as interest revenue.

     Included in interbank deposits are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because (i) balances maintained in the Central Bank only receive interest on the amounts which are legally required to be held for liquidity purposes, and (ii) balances maintained in overseas banks earn interest only for certain accounts in certain countries. Consequently, the average interest earned on such assets is comparatively low. These deposits are maintained by us in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

     The monetary gain or loss on interest earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

     The following tables show, by currency of denomination, average balances and, where applicable, interest amounts earned and paid average nominal rates and average real rates for our interest earning assets and interest bearing liabilities for the years ended December 31, 2000, 2001 and 2002.

     Outstanding Mortgage finance bonds issued as of December 31, 2002 and those issues as of December 31, 2001, have been presented net of its corresponding liability. Outstanding Mortgage finance bonds issued prior to year 2001 have not been presented net of its corresponding liability, the same presentation as in previous reports.

                                                                     Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                      2000                                  2001                                2002
                     -----------------------------------  ----------------------------------  -----------------------------------
                                        Average  Average                    Average  Average                     Average  Average
                     Average  Interest  nominal   real    Average Interest  nominal   real    Average  Interest  nominal   real
                     balance   earned    rate     rate    balance  earned    rate     rate    balance   earned    rate     rate
                     -------  --------  -------  -------  ------- --------  -------  -------  -------  --------  -------  -------
ASSETS
INTEREST
 EARNING ASSETS
Interbank
  deposits
  Ch$..............   13,944      467     3.3%   (1.1)%    22,433      482    2.1%    (0.4)%    23,703       432      1.8    (1.0)
  UF...............        0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
  Foreign currency.   11,523       50     0.4     4.3       4,536       89    2.0     13.9      10,819       104      1.0     6.6
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........   25,467      517     2.0     1.3      26,969      571    2.1      2.0      34,522       536      1.6     1.4
                    ========  =======                   =========  =======                   =========   =======
Investments
  Ch$..............   95,636   11,018    11.5     6.7     196,317   18,572    9.5      6.7     179,715     7,215      4.0     1.2
  UF...............  180,997   17,946     9.9     5.2     181,207   15,699    8.7      5.9      93,502     5,124      5.5     2.6
  Foreign
   currency........   59,981    6,910    11.5    15.8      66,861    2,009    3.0     15.0     238,374    27,203     11.4    17.7
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  336,614   35,874    10.7     7.5     444,385   36,280    8.2      7.6     511,591    39,542      7.7     9.1
                    ========  =======                   =========  =======                   =========   =======
Commercial loans
  Ch$..............   87,960   13,530    15.4    10.4     114,338   14,233   12.4      9.6     192,077    15,953      8.3     5.4
  UF...............  482,501   57,944    12.0     7.2     497,389   50,421   10.1      7.3     423,875    53,956     12.7     9.7
  Foreign currency.   42,741    4,144     9.7    13.9     101,184    2,360    2.3     14.3     157,116     8,138      5.2    11.1
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  613,202   75,618    12.3     8.1     712,911   67,014    9.4      8.7     773,068    78,047     10.1     8.9
                    ========  =======                   =========  =======                   =========   =======
Consumer loans
  Ch$..............  118,916   26,506    22.3    17.0     142,109   30,595   21.5     18.4     163,122    32,550     20.0    16.7
  UF...............   20,611    2,733    13.3     8.4      19,805    2,203   11.1      8.3      20,632     1,992      9.7     6.7
  Foreign currency.      198        0     0.0     3.9         191        0    0.0     11.7         194         3      1.5     7.2
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  139,725   29,239    20.9    15.7     162,105   32,798   20.2     17.2     183,948    34,545     18.8    15.6
                    ========  =======                   =========  =======                   =========   =======
Mortgage loans
  Ch$..............        0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
  UF...............  248,868   34,129    13.7     8.8     239,109   36,736   15.4     12.4     237,765    25,222     10.6     7.6
  Foreign currency.        0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  248,868   34,129    13.7     8.8     239,109   36,736   15.4     12.4     237,765    25,222     10.6     7.6
                    ========  =======                   =========  =======                   =========   =======
Foreign trade loans
  Ch$..............        0        0     0.0     0.0           0        0    0.0      0.0      29,876       507      1.7    (1.1)
  UF...............        0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
  Foreign currency.  128,873   10,047     7.8    11.9     164,040   10,225    6.2     18.6     169,479     7,335      4.3    10.2
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  128,873   10,047     7.8    11.9     164,040   10,225    6.2     18.6     199,355     7,842      3.9     8.5
                    ========  =======                   =========  =======                   =========   =======
Interbank loans
  Ch$..............    3,162      288     9.1     4.4       2,855      140    4.9      2.2       3,107       699     22.5    19.2
  UF...............        0        0     0.0     0.0           0       11    0.0      0.0         783       461     58.9    54.5

                                                                     Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                       2000                                  2001                                2002
                     ------------------------------------- ---------------------------------- -------------------------------------
                                        Average   Average                   Average  Average                     Average  Average
                     Average  Interest  nominal    real   Average  Interest nominal   real    Average  Interest  nominal   real
                     balance   earned    rate      rate   balance   earned   rate     rate    balance   earned    rate     rate
                     -------  --------  -------  -------  -------  -------- -------  -------  -------  --------  -------  -------

  Foreign currency.      261        0     0.0     3.9         112        0    0.0     11.7           1         0      0.0     5.6
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........    3,423      288     8.4     4.4       2,967      151    5.1      2.6       3,891     1,160     29.8    26.3
                    ========  =======                   =========  =======                   =========   =======
Lease contracts
  Ch$..............    9,827      553     5.6     1.1      12,573       96    0.8     (1.8)     22,183        84      0.4    (2.4)
  UF...............   39,314    6,618    16.8    11.8      46,463    6,719   14.5     11.6      41,662     6,388     15.3    12.2
  Foreign currency.    4,138      730    17.7    22.2       3,317      827   24.9     39.5       4,237       (18)    (0.4)    5.2
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........   53,279    7,901    14.8    10.6      62,353    7,642   12.3     10.4      68,082     6,454      9.5     7.0
                    ========  =======                   =========  =======                   =========   =======
Other
  outstanding
  loans
  Ch$..............   45,793    9,440    20.6    15.4      51,841    1,870    3.6      1.0      54,408     6,699     12.3     9.3
  UF...............  173,021   18,742    10.8     6.1     234,020   20,721    8.9      6.1     263,263    14,877      5.7     2.8
  Foreign currency.       15        3    20.0    24.6          28        0    0.0     11.7          30         0      0.0     5.6
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........  218,829   28,185    12.9     8.1     285,889   22,591    7.9      5.2     317,701    21,576      6.8     3.9
                    ========  =======                   =========  =======                   =========   =======
Past due loans
  Ch$..............    9,895    3,015    30.5    24.9      10,052    2,977   29.6     26.3      10,545       712      6.8     3.8
  UF...............   18,234      372     2.0    (2.4)     28,959      400    1.4     (1.2)     28,483        62      0.2    (2.5)
  Foreign currency.    2,425       39     1.6     5.5       1,599        0    0.0     11.7       1,260         0      0.0     5.6
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........   30,554    3,426    11.2     7.1      40,610    3,377    8.3      6.1      40,288       774      1.9    (0.6)
                    ========  =======                   =========  =======                   =========   =======
Contingent loans
  Ch$..............    8,867      201     2.4    (2.0)      6,238      185    3.0      0.4       6,138       199      3.2     0.4
  UF...............   19,100      356     1.9    (2.5)     19,029      382    2.0     (0.6)     22,158       331      1.5    (1.3)
  Foreign currency.   33,729      209     0.6     4.5      44,368      242    0.5     12.3      44,965       236      0.5     6.2
                    --------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........   61,696      766     1.3     1.4      69,635      809    1.2      7.7      73,261       766      1.0     3.4
                    ========  =======                   =========  =======                   =========   =======
Total interest
  earning assets
  Ch$..............  394,000   65,018    16.5    11.5     558,756   69,150   12.4      9.6     684,874    65,050      9.5     6.5
  UF...............1,182,646  138,840    11.7     6.9   1,265,981  133,292   10.5      7.7   1,132,123   108,413      9.6     6.6
  Foreign currency.  283,884   22,132     7.8    12.0     386,236   15,752    4.1     16.3     626,475    43,001      6.9    12.9
                   ---------  -------    ----    ----   ---------  -------   ----     ----   ---------   -------     ----    ----
     Total.........1,860,530  225,990    12.1%    8.7%  2,210,973  218,194    9.9%     9.7%  2,443,472   216,464      8.9     8.2
                   =========  =======                   =========  =======                   =========   =======

NON-INTEREST
  EARNING ASSETS
Cash and due
  from banks
  Ch$..............   221,869                              216,237                              234,886
  UF...............         0                                    0                                    0
  Foreign currency.    12,376                               15,479                               11,732
     Total.........   234,245                              231,716                              246,618
Allowance for
  loan losses
  Ch$..............   (37,393)                             (38,795)                             (42,991)
  UF...............         0                                    0                                    0
  Foreign currency.         0                                    0                                    0
     Total.........   (37,393)                             (38,795)                             (42,991)
Bank premises
  and equipment
  Ch$..............    55,518                               57,656                               56,502
  UF...............         0                                    0                                    0
  Foreign currency.         0                                    0                                    0
     Total.........    55,518                               57,656                               56,502
Other assets
  Ch$..............    49,719                              119,353                               80,691
  UF...............       629                                  717                                  641
  Foreign currency.    20,075                               33,432                               62,145
     Total.........    70,423                              153,502                              143,477
Total non-
  interest
  earning assets
  Ch$..............   289,712                              354,451                              329,088
  UF...............       629                                  717                                  641
  Foreign currency.    32,451                               48,911                               73,877
                      -------                              -------                              -------
     Total.........   322,792                              404,079                              403,606
                      =======                              =======                              =======
TOTAL ASSETS
  Ch$..............   683,712   65,018                     913,207   69,150                   1,013,962    65,050
  UF............... 1,183,275  138,840                   1,266,698  133,292                   1,132,764   108,413

                                                                     Year ended December 31,
                      --------------------------------------------------------------------------------------------------------------
                                       2000                                  2001                                2002
                      ------------------------------------- ---------------------------------- -------------------------------------
                                          Average   Average                   Average  Average                     Average  Average
                       Average  Interest  nominal    real   Average  Interest nominal   real    Average  Interest  nominal   real
                       balance   earned    rate      rate   balance   earned   rate     rate    balance   earned    rate     rate
                       -------  --------  -------   ------- -------  -------- -------  -------  -------  --------  -------  -------

  Foreign currency.   316,335   22,132                     435,147   15,752                     700,352    43,001
                    ---------  -------                   ---------  -------                   ---------   -------
     Total......... 2,183,322  225,990                   2,615,052  218,194                   2,847,078   216,464
                    =========  =======                   =========  =======                   =========   =======

LIABILITIES AND
SHAREHOLDERS'
EQUITY INTEREST
BEARING LIABILITIES

Savings accounts
   Ch$.............         0        0     0.0%    0.0%          0        0    0.0%     0.0%          0         0      0.0     0.0
   UF..............    54,310    4,417     8.1     3.5      57,379    3,099    5.4      2.7      57,438     2,179      3.8     1.0
   Foreign
   currency........         0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total.........    54,310    4,417     8.1     3.5      57,379    3,099    5.4      2.7      57,438     2,179      3.8     1.0
                    =========  =======                   =========  =======                   =========   =======
Time deposits
   Ch$.............   206,619   18,286     8.8     4.2     246,576   15,507    6.3      3.6     531,132    21,861      4.1     1.3
   UF..............   492,814   50,160    10.2     5.4     562,326   41,097    7.3      4.6     480,761    30,930      6.4     3.5
   Foreign
   currency........    64,428    3,506     5.4     9.5     134,797    5,229    3.9     16.0     141,857     2,736      1.9     7.6
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total.........   763,861   71,952     9.4     5.4     943,699   61,833    6.6      6.0   1,153,750    55,527      4.8     3.0
                    =========  =======                   =========  =======                   =========   =======
Central Bank
     borrowings
   Ch$.............     1,106      111    10.1     5.3      13,086      879    6.7      4.0       7,024       295      4.2     1.4
   UF..............    15,084    1,383     9.2     4.5      12,928    1,004    7.8      5.0       9,844       722      7.3     4.4
   Foreign
   currency........         4        1     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total.........    16,194    1,495     9.2     4.5      26,014    1,883    7.2      4.5      16,868     1,017      6.0     3.1
                    =========  =======                   =========  =======                   =========   =======
Securities sold
   under
   agreements to
   repurchase
   Ch$.............   162,099   16,407    10.1     5.4     192,647   14,276    7.4      4.7      72,999     4,781      6.5     3.6
   UF..............    12,177    1,176     9.7     4.9      17,623    1,165    6.6      3.9         371        23      6.2     3.3
   Foreign
   currency........         0        0     0.0     0.0         351        6    0.0      0.0     150,855     1,444      1.0    (1.8)
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total.........   174,276   17,583    10.1     5.3     210,621   15,447    7.3      4.6     224,225     6,248      2.8     0.0
                    =========  =======                   =========  =======                   =========   =======
Mortgage finance
     bonds
   Ch$.............         0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
   UF..............   259,999   28,982    11.1     6.4     251,483   24,343    9.7      6.9     247,046    23,328      9.4     6.5
   Foreign
   currency........         0        0     0.0     0.0           0        0    0.0      0.0           0         0      0.0     0.0
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total.........   259,999   28,982    11.1     6.4     251,483   24,343    9.7      6.9     247,046    23,328      9.4     6.5
                    =========  =======                   =========  =======                   =========   =======
Other interest
   bearing
   liabilities
   Ch$.............    78,038    4,136     5.3     0.8      83,752    4,165    5.0      2.3      38,203     5,290     13.8    10.7
   UF..............   103,819   13,076    12.6     7.7      94,213    9,825   10.4      7.6     150,421    10,629      7.1     4.1
   Foreign
   currency........    90,510    4,269     4.7     8.7     113,098    4,257    3.8     15.9     127,978     3,232      2.5     8.3
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total..........  272,367   21,481     7.9     6.1     291,063   18,247    6.3      9.3     316,602    19,151      6.0     6.6
                    =========  =======                   =========  =======                   =========   =======
Total interest
bearing liabilities
   Ch$.............   447,862   38,940     8.7     4.0     536,061   34,827    6.5      3.8     649,358    32,227      5.0     2.1
   UF..............   938,203   99,194    10.6     5.8     995,952   80,533    8.1      5.4     945,881    67,811      7.2     4.3
   Foreign
   currency........   154,942    7,776     5.0     9.0     248,246    9,492    3.8     15.9     420,690     7,412      1.8     7.5
                    ---------  -------     ---     ---   ---------  -------    ---      ---   ---------   -------      ---     ---
     Total......... 1,541,007  145,910     9.5%    5.6%  1,780,259  124,852    7.0%     6.4%  2,015,929   107,450      5.3     4.3
                    =========  =======                   =========  =======                   =========   =======


                                                                     Year ended December 31,
                      --------------------------------------------------------------------------------------------------------------
                                       2000                                  2001                                2002
                      ------------------------------------- ---------------------------------- -------------------------------------
                                          Average   Average                   Average  Average                     Average  Average
                       Average  Interest  nominal    real   Average  Interest nominal   real    Average  Interest  nominal   real
                       balance   earned    rate      rate   balance   earned   rate     rate    balance   earned    rate     rate
                      ---------  -------  -------   ------- -------  -------- -------  ------- --------- --------  --------  -------
                                         (in millions of constant Ch$ of December 31, 2002, except for rate data)

NON-INTEREST BEARING
   LIABILITIES
Non-interest
  bearing demand
   deposits
  Ch$..............   314,444                              354,823                              406,692
  UF...............    16,456                               11,454                               12,097
  Foreign
  currency.........     7,679                               11,770                                  550
                    ---------                            ---------                            ---------
   Total...........   338,579                              378,047                              419,339
                    =========                            =========                            =========
Contingent
 liabilities
  Ch$..............     8,847                                6,221                               30,547
  UF...............    19,057                               18,988                                3,162
  Foreign
  currency.........    33,818                               44,520                               39,942
                    ---------                            ---------                            ---------
   Total...........    61,722                               69,729                               73,651
                    =========                            =========                            =========
Other non-interest
   bearing
   liabilities
  Ch$..............    24,834                              106,226                               42,500
  UF...............         0                                    0                                   50
  Foreign currency.    21,799                               36,593                               48,906
                    ---------                            ---------                            ---------
   Total...........    46,633                              142,819                               91,456
                    =========                            =========                            =========
Shareholders'
  equity
  Ch$..............   195,377                              244,199                              246,702
  UF...............         0                                    0                                    0
  Foreign currency.         0                                    0                                    0
                    ---------                            ---------                            ---------
   Total...........   195,377                              244,199                              246,702
                    =========                            =========                            =========
Total non-interest
  bearing
  liabilities and
  shareholders'
  equity
  Ch$..............   543,502                              711,469                              726,441
  UF...............    35,513                               30,442                               15,309
  Foreign currency.    63,296                               92,883                               89,398
                    ---------                            ---------                            ---------
   Total...........   642,311                              834,794                              831,148
                    =========                            =========                            =========
TOTAL LIABLITIES
  AND SHAREHOLDERS'
  EQUITY
  Ch$..............   991,364   38,940                   1,247,530   34,827                   1,375,799    32,227
  UF...............   973,716   99,194                   1,026,394   80,533                     961,190    67,811
  Foreign currency.   218,238    7,776                     341,129    9,492                     510,088     7,412
                    ---------  -------                   ---------  -------                   ---------   -------
   Total........... 2,183,318  145,910                   2,615,053  124,852                   2,847,077   107,450
                    =========  =======                   =========  =======                   =========   =======



Changes in Net Interest Revenue and Interest Expense-Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2002 compared to 2001 and for 2001 compared to 2000. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to rate.


                                       Increase (decrease) from    Net change    Increase (decrease) from    Net change
                                       2000 to 2001 due to            from          2001 to 2002 due to         from
                                            changes in            2000 to 2001          changes in          2001 to 2002
                                       ------------------------   ------------   ------------------------   ------------
                                        Volume       Rate                           Volume        Rate
                                        ------       ----                           ------        ----
                                                    (in millions of constant Ch$ of December 2002)

INTEREST EARNING ASSETS
Interbank deposits
   Ch$.............................      183         (168)             15             23          (73)          (50)
   UF..............................        0            0               0              0            0             0


                                       Increase (decrease) from   Net change    Increase (decrease) from    Net change
                                       2000 to 2001 due to            from          2001 to 2002 due to         from
                                            changes in            2000 to 2001          changes in          2001 to 2002
                                       ------------------------   ------------  ------------------------    ------------
                                        Volume       Rate                           Volume        Rate
                                        ------       ----                           ------        ----
                                                    (in millions of constant Ch$ of December 2002)

   Foreign currency................     (138)         177              39             59          (44)           15
                                      ------      -------           -----         ------       -------        ------
     Total.........................       45            9              54             82         (117)          (35)
                                      ======      =======           =====         ======       =======        ======
Investments
   Ch$.............................    9,525       (1,971)          7,554           (667)     (10,690)      (11,357)
   UF..............................       18       (2,265)         (2,247)        (4,806)      (5,769)      (10,575)
   Foreign currency................      206       (5,107)         (4,901)        19,572        5,622        25,194
                                      ------      -------           -----         ------       -------        ------
     Total.........................    9,749       (9,343)            406         14,099      (10,837)        3,262
                                      ======      =======           =====         ======       =======        ======
Commercial loans
   Ch$.............................    3,283       (2,580)            703          6,456       (4,736)        1,720
   UF..............................    1,510       (9,033)         (7,523)        (9,357)      12,892         3,535
   Foreign currency................    1,363       (3,147)         (1,784)         2,897        2,881         5,778
                                      ------      -------           -----         ------       -------       -------
     Total.........................    6,156      (14,760)         (8,604)            (4)      11,037        11,033
                                      ======      =======           =====         ======       =======       =======
Consumer loans
   Ch$.............................    4,993         (904)          4,089          4,193       (2,238)        1,955
   UF..............................      (90)        (440)           (530)            80         (291)         (211)
   Foreign currency................        0            0               0              0            3             3
                                      ------      -------           -----         ------       -------        ------
     Total.........................    4,903       (1,344)          3,559          4,273       (2,526)        1,747
                                      ======      =======           =====         ======       =======        ======
Mortgage loans
   Ch$.............................        0            0               0              0            0             0
   UF..............................   (1,500)       4,107           2,607           (144)     (11,370)      (11,514)
   Foreign currency................        0            0               0              0            0             0
                                      ------      -------           -----         ------       -------        ------
     Total.........................   (1,500)       4,107           2,607           (144)     (11,370)      (11,514)
                                      ======      =======           =====         ======       =======       =======
Foreign trade loans
   Ch$.............................        0            0               0            507            0           507
   UF..............................        0            0               0              0            0             0
   Foreign currency................    2,192       (2,014)            178            235       (3,125)       (2,890)
                                      ------      -------           -----         ------       -------        ------
     Total.........................    2,192       (2,014)            178            742       (3,125)       (2,383)
                                      ======      =======           =====         ======       =======        ======
Interbank loans
   Ch$.............................      (14)        (134)           (148)            58          501           559
   UF..............................        0            0               0            461            0           461
   Foreign currency................        0            1               1              0            0             0
                                      ------      -------           -----         ------       -------        ------
     Total.........................      (14)        (133)           (147)           519          501          1020
                                      ======      =======           =====         ======       =======        ======
Lease contracts
   Ch$.............................       21         (478)           (457)            36          (48)          (12)
   UF..............................    1,034         (933)            101           (736)         405          (331)
   Foreign currency................     (206)         302              96             (4)        (841)         (845)
                                      ------      -------           -----         ------       -------        ------
     Total.........................      849       (1,109)           (260)          (704)        (484)       (1,188)
                                      ======      =======           =====         ======       =======        ======
Other outstanding loans
   Ch$.............................      219       (7,789)         (7,570)           317        4,512         4,829
   UF..............................    5,401       (3,422)          1,979          1,653       (7,497)       (5,844)
   Foreign currency................        0           (3)             (3)             0            0             0
                                      ------      -------           -----         ------       -------        ------
     Total.........................    5,620      (11,214)         (5,594)         1,970       (2,985)       (1,015)
                                      ======      =======           =====         ======       =======        ======
Past due loans
   Ch$.............................       46          (84)            (38)            33       (2,298)       (2,265)
   UF..............................      148         (120)             28             (1)        (337)         (338)
   Foreign currency................        0          (39)            (39)             0            0             0
                                      ------      -------           -----         ------       -------        ------
    Total..........................      194         (243)            (49)            32       (2,635)       (2,603)
                                      ======      =======           =====         ======       =======        ======
Contingent loans
   Ch$.............................      (78)          62             (16)            (3)          17            14
   UF..............................       (1)          27              26             47          (98)          (51)
   Foreign currency................       59          (26)             33              4          (10)           (6)
                                      ------      -------           -----         ------       -------        ------
    Total..........................      (20)          63              43             48          (91)          (43)
                                      ======      =======           =====         ======       =======        ======
Total interest earning assets
   Ch$.............................   18,178      (14,046)          4,132         10,953      (15,053)       (4,100)
   UF..............................    6,520      (12,079)         (5,559)       (12,803)     (12,065)      (24,868)
   Foreign currency................    3,476       (9,856)         (6,380)        22,763        4,486        27,249
                                      ------      -------           -----         ------      --------       -------
    Total..........................   28,174      (35,981)         (7,807)        20,913      (22,632)       (1,719)
                                      ======      =======           =====         ======      ========       =======

INTEREST BEARING LIABILITIES
Saving accounts
   Ch$.............................        0            0               0              0             0             0
   UF..............................      166       (1,484)         (1,318)             2          (922)         (920)
   Foreign currency................        0            0               0              0             0             0
                                      ------      -------           -----         ------       -------        ------


    Total..........................      166       (1,484)         (1,318)             2          (922)         (920)
                                      ======      =======           =====         ======       =======        ======
Time deposits
   Ch$.............................    2,513       (5,292)         (2,779)        11,712        (5,358)        6,354
   UF..............................    5,080      (14,143)         (9,063)        (5,248)       (4,919)      (10,167)
   Foreign currency................    2,730       (1,007)          1,723            136        (2,629)       (2,493)
                                      ------      -------           -----         ------       -------        ------
    Total..........................   10,323      (20,442)        (10,119)         6,600       (12,906)       (6,306)
                                      ======      =======           =====         ======       =======        ======
Central Bank borrowings
   Ch$.............................      805          (37)            768           (255)         (329)         (584)
   UF..............................     (167)        (212)           (379)          (226)          (56)         (282)
   Foreign currency................        0            0               0              0             0             0
                                      ------      -------           -----         ------       -------        ------
    Total..........................      638         (249)            389           (481)         (385)         (866)
                                      ======      =======           =====         ======       =======        ======
Securities  sold  under  agreements
   to repurchase
   Ch$.............................    2,264       (4,395)         (2,131)        (7,836)       (1,659)       (9,495)
   UF..............................      360         (371)            (11)        (1,070)          (72)       (1,142)
   Foreign currency................        0            0               0          1,441             3         1,444
                                      ------      -------           -----         ------       -------        ------
    Total..........................    2,624       (4,766)         (2,142)        (7,465)       (1,728)       (9,193)
                                      ======      =======           =====         ======       =======        ======
Mortgage finance bonds
   Ch$.............................        0            0               0              0             0             0
   UF..............................     (824)      (3,815)         (4,639)          (419)         (596)       (1,015)
   Foreign currency................        0            0               0              0             0             0
                                      ------      -------           -----         ------       -------        ------
    Total..........................     (824)      (3,815)         (4,639)          (419)         (596)       (1,015)
                                      ======      =======           =====         ======       =======        ======
Other interest bearing liabilities
   Ch$.............................      284         (255)             29         (6,307)        7,432         1,125
   UF..............................   (1,002)      (2,249)         (3,251)         3,972        (3,168)          804
   Foreign currency................      850         (862)            (12)           376        (1,401)       (1,025)
                                      ------      -------           -----         ------       -------        ------
    Total..........................      132       (3,366)         (3,234)        (1,959)        2,863           904
                                      ======      =======           =====         ======       =======        ======
Total interest bearing liabilities
   Ch$.............................    5,866       (9,979)         (4,113)        (2,686)           86        (2,600)
   UF..............................    3,613      (22,274)        (18,661)        (2,989)       (9,733)      (12,722)
   Foreign currency................    3,580       (1,869)          1,711          1,953        (4,027)       (2,074)
                                      ------      -------           -----         ------       -------        ------
    Total..........................   13,059      (34,122)        (21,063)        (3,722)      (13,674)      (17,396)
                                      ======      =======           =====         ======       =======        ======

Interest Earning Assets--Net Interest Margin

     The following table analyzes, by currency of denomination, our levels of average interest earning assets and net interest, and illustrates the comparative margins realized, for each of the periods indicated:

                                                                            Year ended December 31,
                                                              --------------------------------------------------
                                                                  2000               2001               2002
                                                              -------------        -----------      ------------
                                                              (in millions of constant Ch$ of December 31, 2002,
                                                                            except for percentages)

Total average interest earnings assets
   Ch$..................................................            394,000            558,756         684,874
   UF...................................................          1,182,646          1,265,981       1,132,123
   Foreign currency.....................................            283,884            386,236         626,475
                                                                  ---------          ---------       ---------
     Total..............................................          1,860,530          2,210,973       2,443,472
                                                                  =========          =========       =========
Net interest earned(1)
   Ch$..................................................             26,078             34,323          32,823
   UF...................................................             39,646             52,759          40,602
   Foreign currency.....................................             14,356              6,260          35,589
                                                                  ---------          ---------       ---------
     Total..............................................             80,080             93,342         109,014
                                                                  =========          =========       =========
Net interest margin(2)
   Ch$..................................................               6.62%              6.14%           4.79%
   UF...................................................               3.35               4.17            3.59
   Foreign currency.....................................               5.06               1.62            5.68
                                                                  ---------          ---------       ---------
     Total..............................................               4.30%              4.22%           4.46%
                                                                  =========          =========       =========

----------------------
(1) Net interest earned is defined as interest revenue earned less interest expense incurred.

(2) Net interest margin is defined as net interest earned divided by average interest earning assets

Return on Equity and Assets

     The following table presents certain of our selected financial ratios for the periods indicated:

                                                                            Year ended December 31,
                                                              --------------------------------------------------
                                                                  2000            2001                  2002
                                                              -------------     -----------         ------------
                                                              (in millions of constant Ch$ of December 31, 2002,
                                                                            except for percentages)

Net income..............................................         14,904             15,335              20,255
Average total assets....................................      2,183,322          2,615,052           2,847,078
Average shareholders' equity............................        195,377            244,199             246,702
Net income as a percentage of:
Average total assets....................................          0.68%               0.59%              0.71%
Average shareholders' equity............................          7.63                6.28               8.21
Average shareholders' equity as a percentage of
    average total assets................................          8.95                9.34               8.67
Dividend paid ratio (percentage)(1).....................         99.98               99.98              99.99

----------------------
(1) Calculated by dividing dividends declared per share by net income per share, for each year.

Investment Portfolio

     The following table sets forth our investments in Chilean government and corporate securities and certain other investments as of December 31, 2000, 2001 and 2002. Investments which have a secondary market and a remaining maturity of more than one year are carried at market value. All other investments are carried at acquisition cost, plus accrued interest and UF indexation adjustments, as applicable.

                                                                                                             December 31,
                                                                                                             2002 Weighted
                                                                      Year ended December 31,                   Average
                                                           -----------------------------------------------   -------------
                                                               2000             2001               2002       Nominal Rate
                                                           ----------         ---------          ---------   -------------
                                                         (in millions of constant Ch$ of December 31, 2002)

Government securities:
   Central Bank securities...............................     149,570          187,653           287,787            4.11
     Subtotal............................................     149,570          187,653           287,787            4.11
Investments purchased under agreements to resell.........       7,817            9,579            56,055            5.22
Investment collateral under agreements to repurchase:
   Central Bank securities...............................     223,647          147,813           203,577            4.79
   Negotiable time deposits in Chilean financial
     institutions........................................      22,621           21,286            16,704            4.50
      Subtotal...........................................     246,268          169,100           220,281            4.77
Other investments:
   Negotiable time deposits in domestic financial
     institutions........................................       2,808           15,589            43,353            4.40
   Mortgage Finance Bonds issued by the Bank(1)..........      15,091               --                --              --
   Other marketable securities...........................      73,509            8,345            38,404            2.89
      Subtotal...........................................      91,408           23,934            81,757            3.69
                                                              -------          -------           -------            ----
      Total investments..................................     495,063          390,266           645,880            2.88
                                                              =======          =======           =======            ====

------------------
     (1) Under US GAAP, mortgage finance bonds issued by us are not classified as an asset but rather are offset against outstanding debt. The same applies under Chilean GAAP since year 2002. Accordingly, outstanding mortgage finance bonds issued as of December 31, 2002 and those issues as of December 31, 2001, have been presented net of its corresponding liability. Outstanding mortgage finance bonds issued prior to year 2001 have not been presented net of its corresponding liability, the same presentation as in previous reports.

     The above table includes Central Bank securities available for sale which have the following maturity dates:

                                                       At December 31, 2002
                                                     ------------------------
                                                     (in millions of constant
                                                     Ch$ of December 31, 2002)

Due in one year or less.........................             110,507
Due from one year to five years.................              99,813
                                                             -------
      Total.....................................             210,320
                                                             =======

Loan Portfolio

     The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

                                               1998            1999            2000            2001           2002
                                            ---------       ---------       ---------       ---------     ---------
Commercial loans...................           620,073         621,307         685,665         819,362       828,522
Mortgage loans:
    Residential loans..............           187,921         176,850         159,140         146,864       146,153
    Other..........................            86,004          87,026          88,153          94,592       107,336
                                            ---------       ---------       ---------       ---------     ---------
       Subtotal....................           273,925         263,876         247,293         241,456       253,489
Consumer loans.....................            95,963         127,971         154,772         176,114       204,589
Foreign trade loans................           117,539         141,370         153,633         148,856       233,522
Interbank loans....................            31,057          10,612          15,950           1,033           --
Lease contracts....................            57,304          58,606          57,519          66,013        83,731
Other outstanding loans:
    Lines of credit--individuals....           29,891          18,359          19,306          17,309        17,759
    Lines of credit--companies......           18,649          22,906          49,002          16,201        36,235
    Mortgages financed by Central
       Bank lines of credit........            12,450           9,279           6,954           6,420         3,646
    Mortgages financed by the
       Bank's general borrowings...            35,972         117,010         212,789         236,947       310,143
    Other..........................               793             926           1,404           5,611           907
                                            ---------       ---------       ---------       ---------     ---------
    Subtotal.......................            97,755         168,480         289,455         282,488       368,690
Past due loans.....................            24,903          25,475          30,375          38,653        41,330
                                            ---------       ---------       ---------       ---------     ---------
    Subtotal.......................         1,318,519       1,417,697       1,634,662       1,773,975     2,013,873
Contingent loans...................            58,850          63,608          69,824          67,184        84,691
                                            ---------       ---------       ---------       ---------     ---------
       Total loans.................         1,377,369       1,481,305       1,704,486       1,841,159     2,098,564
                                            =========       =========       =========       =========     =========

     The loan categories are as follows:

     Commercial loans are long-term and short-term loans made in Chilean pesos, on an adjustable or fixed rate basis, primarily to finance working capital or capital expenditures. Loans to individuals and businesses with terms that do not meet the definitions of any of the other loan categories below are also included in commercial loans. See "--Lines of Business".

     Mortgage loans are principally inflation-indexed, fixed-rate, long-term loans financed specifically by mortgage finance bonds, with monthly payments of principal and interest collateralized by real property mortgages. At the time of approval, the amount of a mortgage loan may not be more than 75% of the lower of the purchase price or appraised value of the mortgaged property. Under Mortgage loans, unless specified separately, we also include other mortgages ("Mutuos"), which are inflation-indexed, fixed or variable-rate, long-term loans financed by the Bank's general borrowing, with monthly payments of principal and interest collateralized by real property mortgages. At the time of approval, the amount of such mortgage loan usually does not exceed 80% of the lower of the purchase price or appraised value of the mortgaged property. Residential mortgage loans relate to loans to individuals for housing, and other mortgage loans are made to finance the purchase of undeveloped land, office buildings and other real estate. See "--Lines of Business". We recently launched a new product in which a mortgage loan is complemented by a commercial loan that covers the remaining 20% of the price of the property, thus allowing qualified clients to acquire the property without any down payment. The product has received favorable reviews in the market and was immediately copied by some competitors, but its effect in business can not be established as yet.

     Consumer loans are loans to individuals, made in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances financed by customers and thus subject to interest charges. See "--Lines of Business--Retail Banking".

     Foreign trade loans are fixed or variable rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports. See "--Lines of Business--Corporate Banking".

     Interbank loans are fixed-rate, short-term loans to financial institutions that operate in Chile.

     Lease contracts are agreements for direct financing leases relating to capital equipment and other property.

     Other outstanding loans include checking account lines of credit, bills of exchange and mortgage loans which are financed by our general borrowings (as opposed to mortgage finance bonds).

     Past due loans include, with respect to any loan, the amount of principal or interest that is 90 or more days overdue, and the entire outstanding balance of any loan is recorded under past due loans once legal collection proceedings have been commenced.

     Contingent loans consist of guarantees granted by a bank's in Ch$, UF and foreign currencies (principally US$), as well as outstanding and undrawn letters of credit. Unlike US GAAP, Chilean GAAP requires such loans to be included on a bank's balance sheet.

     Any collateral provided generally consists of a mortgage on real estate or a pledge of marketable securities, third party letters of credit, equipment or inventory. The existence and amount of collateral generally vary from loan to loan.

Risks of the Loan Portfolio

     Our management believes that certain of our principal loan products have the following risk characteristics:

     Commercial Loans. Our loans for working capital, capital expenditures and similar purposes have experienced a decrease in the risk index from 2.05% at December 31, 2001 to 1.79% at December 31, 2002.

     The variation in the risk index of our commercial loan portfolio is attributable mainly to a decrease in the volume of B- category loans as a percentage of total loans, from 4.1% in 2001 to 3.6% in 2002 and to a decrease in the volume of C category loans as a percentage of total loans, from 1.2% in 2001 to 0.9% in 2002 . We experienced such decreases despite our policy, applied since the third quarter of 1998, of acknowledging all real and potential risk in loans and of assigning loan classifications according to the most unfavorable projections. See "--Competition--Risk Index". The quality of our commercial loan portfolio was adversely affected by a decrease in the rate of growth of the Chilean economy during the years 1998 and 1999, a sharp increase in interest rates between late 1997 and September 1998, and an increase in the general level of indebtedness of our customers due to the economic crisis of 1998-1999, from which there has been no clear recovery yet. Nevertheless, the stabilization of the economic conditions has resulted in a slow improvement on the quality of our loan portfolio. The quality of our commercial loan portfolio is likely to be adversely affected in the future by a decrease in the rate of growth of the Chilean economy, an increase in interest rates, or an increase in the general level of indebtedness of our customers and regulatory changes (such as tax rules and labor regulations) that could impose additional operating costs on Chilean companies or on companies operating in certain sectors of the Chilean economy.

     Mortgage Loans. Our mortgage loans have shown a level of risk which has ameliorated from 0.85% at December 31, 2001 to 0.72% at December 31, 2002.

     The quality of our mortgage loan portfolio has been adversely affected by the unfavorable conditions of the Chilean economy, favorably affected by a decrease in interest rates, and adversely affected by an increase in the general level of indebtedness of our customers due to the economic conditions prevailing over the year. As economic conditions became stable, even though the level of economic activity is still depressed, the quality of our mortgage loan portfolio has begun a slow recovery.

     Chilean banking regulations currently limit the amount of a residential mortgage loan financed by a Mortgage Finance Bond to 75% of the value of the property. If the loan is not financed by a Mortgage Finance Bond it can finance up to 80% of the value of the property. Such value is established by the regulations as the lesser of (i) the purchase price of the property securing the loan, and (ii) the appraised value of such property. In addition, our policy is not to make a residential mortgage loan if the monthly payments on such loan exceed 25% of the household's monthly after-tax income.

     Consumer Loans. The level of risk in our consumer loans has increased from approximately 2.47% at December 31, 2001 to approximately 2.85% at December 31, 2002. Such increase in the risk level of our consumer loans is a consequence of a year where the unemployment rate increased and the level of economic activity in the Chilean economy remained depressed, and is due, among other factors, to the unfavorable economic conditions.

     The risks associated with both residential mortgage and consumer loans are affected by, among other things, the following variables: the unemployment rate, changes in real salaries, the level of economic activity and the overall level of credit in the Chilean economy. These indices affect both high income and lower and middle-income individuals but have an earlier impact on the latter sector. Consumer credit risk also depends on the quality of financial information obtained about the individual debtor. We receive relevant credit information from DICOM with respect to existing and potential customers.

     Foreign Trade Loans. Our loans for foreign trade are made to finance working capital requirements of exporters and importers and, accordingly, risk factors are similar to commercial loans for working capital. Additional variables which specifically affect risk for our foreign trade loans include fluctuations in real exchange rates and international commodity prices as well as international foreign trade policies (including tariffs and other barriers).

     Leasing. The risk index from our leasing operations has not exceeded 4.14% at the end of each of the previous five years and at December 31, 2002 was approximately 2.08%

Maturity and Interest Rate Sensitivity of Loans

     The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2002:


                                                         Due after    Due after    Due after    Due after
                            Balance at                    1 month      6 months      1 year      3 years
                            December 31,    Due within   but within   but within   but within   but within   Due after
                              2002           1 month      6 months    12 months     3 years      5 years      5 years
                            ------------    ----------   ----------   ----------   ----------   ----------   ---------
                                                 (in millions of constant Ch$ of December 31, 2002)

Commercial loans........       828,522          189,071      207,108      114,256      112,045      148,175       57,867
Mortgage loans:
   Residential .........       146,154            1,478        5,752        7,168       25,406       21,481       84,869
   Other................       107,336            1,107        3,841        4,693       17,557       17,569       62,569
                             ---------          -------      -------      -------      -------      -------      -------
     Subtotal...........       253,489            2,584        9,593       11,861       42,963       39,050      147,438
Consumer loans..........       204,589           14,960       21,045       24,143       80,698       46,846       16,897
Foreign trade loans.....       233,522           55,403      102,744       24,368        5,910       24,371       20,724
Interbank loans.........            --               --           --           --           --           --           --
Lease contracts.........        83,731            1,354        8,222        8,898       26,725       21,975       16,557
Other outstanding loans.       368,690            4,368       41,129       11,607       29,536       20,327      261,723
Past due loans..........        41,330           41,330           --           --           --           --           --
                             ---------          -------      -------      -------      -------      -------      -------
     Subtotal...........     2,013,873          309,072      389,841      195,133      297,877      300,744      521,206
Contingent loans........        84,691           12,932       41,771       16,632       12,245        1,101           10
                             ---------          -------      -------      -------      -------      -------      -------
     Total loans........     2,098,564          322,003      431,612      211,765      310,122      301,845      521,216
                             =========          =======      =======      =======      =======      =======      =======

     The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2002 (not including contingent loans). See also "Operating and Financial Review and Prospects--Asset and Liability Management--Interest Rate Sensitivity."

                                                         At December 31, 2002
                                                       -------------------------
                                                       (in millions of constant
                                                       Ch$ of December 31, 2002)

Variable rate
   Ch$ ..............................................             5,315
   UF ...............................................           244,805
   Foreign currency..................................            35,946
                                                              ---------
     Total...........................................           286,066
Fixed rate
   Ch$ ..............................................           168,201
   UF ...............................................           526,979
   Foreign currency..................................           138,581
     Total...........................................           833,761
                                                              ---------
        Total........................................         1,119,827
                                                              =========


Loans by Economic Activity

     The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower's principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table includes outstanding contingent loans amounting to Ch$63,608 million in 1999, Ch$69,824 million in 2000, Ch$67,184 million in 2001 and Ch$84,691 million in 2002.


                                                                              At December 31, 2002
                                               ---------------------------------------------------------------------------------
                                                            2000                        2001                      2002
                                               -------------------------     -------------------------   -----------------------
                                                              Percentage                    Percentage                Percentage
                                                  Loan         of loan           Loan        of loan        Loan       of loan
                                               portfolio      portfolio      portfolio      portfolio    portfolio    portfolio
                                               ---------      ----------     ---------      ----------   ---------    ----------
                                               (in millions of constant Ch$ of December 31, 2000 except for percentages)
AGRICULTURE, LIVESTOCK, FORESTRY, FISHING
   Agriculture..............................     34,485        2.02%            35,727       1.94%         40,856      1.95%
   Livestock................................     11,702        0.69%            11,130       0.60%         18,768      0.89%
   Forestry.................................      2,711        0.16%             2,300       0.12%          2,186      0.10%
   Fishing..................................     17,931        1.05%            34,038       1.85%         38,189      1.82%
                                                 ------      ------             ------     ------          ------    ------
     Subtotal...............................     66,829        3.92%            83,195       4.52%         99,999      4.77%
MINING
   Coal, stone and clay extraction..........      2,232        0.13%               215       0.01%           9745      0.46%
   Metallic mineral extraction..............      3,934        0.23%            16,335       0.89%         56,296      2.68%
   Extraction of other minerals.............        391        0.02%             10545       0.57%          10598      0.51%
                                                 ------      ------             ------     ------          ------    ------
     Subtotal...............................      6,557        0.38%            27,095       1.47%         76,639      3.65%
MANUFACTURING
   Automobile industry......................      2,105        0.12%             1,523       0.08%            505      0.02%
   Food, beverages and tobacco..............     45,052        2.64%            40,892       2.22%         67,076      3.20%
   Textiles, clothing and leather goods.....     17,534        1.03%            14,750       0.80%          6,432      0.31%
   Wood and wood products, including
     furniture..............................      9,443        0.55%             8,192       0.44%         35,535      1.69%
   Paper, paper products, printing and
     publishing.............................     10,730        0.63%            11,225       0.61%         30,589      1.46%
   Chemical products derived from oil,
     coal, rubber and plastic...............      9,171        0.54%            13,608       0.74%         14,463      0.69%
   Production of non-mineral products.......      2,707        0.16%             6,956       0.38%          4,056      0.19%
   Basic metal industries...................     15,126        0.89%            12,543       0.68%         11,653      0.56%
   Production of machines, equipment and
     other metal goods......................     13,429        0.79%             9,576       0.52%         16,674      0.79%
   Other manufacturing industries...........     14,000        0.82%             2,419       0.13%            642      0.03%
                                                 ------      ------             ------     ------          ------    ------

                                                                               At December 31, 2002
                                               ---------------------------------------------------------------------------------
                                                            2000                        2001                      2002
                                               -------------------------     -------------------------   -----------------------
                                                              Percentage                    Percentage                Percentage
                                                  Loan         of loan           Loan        of loan        Loan       of loan
                                               portfolio      portfolio      portfolio      portfolio    portfolio    portfolio
                                               ---------      ----------     ---------      ----------   ---------    ----------
                                               (in millions of constant Ch$ of December 31, 2000 except for percentages)

     Subtotal...............................    139,297        8.17%           121,684       6.61%        187,625      8.94%
ELECTRICITY, GAS AND WATER
   Electricity, gas and steam...............     29,287        1.72%            41,892       2.28%         64,669      3.08%
   Collection and distribution of water.....     27,894        1.64%            29,568       1.61%         29,376      1.40%
                                              ---------      ------          ---------     ------       ---------    ------
   Subtotal.................................     57,181        3.35%            71,460       3.88%         94,045      4.48%

CONSTRUCTION
   Residential buildings....................    146,291        8.58%           113,943       6.19%        114,984      5.48%
   Non-residential buildings................     55,099        3.23%            77,714       4.22%         20,381      0.97%
   Other constructions......................     20,980        1.23%            13,570       0.74%         35,536      1.69%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal...............................    222,370       13.05%           205,227      11.15%        170,901      8.14%
TRADE
   Wholesale................................     16,564        0.97%            25,230       1.37%         32,038      1.53%
   Retail...................................     64,918        3.81%           112,898       6.13%        123,503      5.89%
   Restaurants and hotels...................      6,187        0.36%             6,273       0.34%          9,534      0.45%
   Imports..................................     53,800        3.16%            51,291       2.79%         27,339      1.30%
   Exports..................................     37,899        2.22%            32,696       1.78%         25,225      1.20%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal...............................    179,368       10.52%           228,388      12.40%        217,639     10.37%
TRANSPORT, STORAGE AND COMMUNICATIONS
   Transport and storage..............           18,047        1.06%            23,363       1.27%         59,787      2.85%
   Communications.....................           40,341        2.37%            28,739       1.56%          5,300      0.25%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal.........................           58,388        3.43%            52,102       2.83%         65,087      3.10%
FINANCIAL SERVICES
   Financial companies................          145,202        8.52%           129,661       7.04%        107,883      5.14%
   Insurance..........................            1,416        0.08%            14,001       0.76%            725      0.03%
   Real estate........................           79,249        4.65%            84,742       4.60%         79,902      3.81%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal.........................          225,867       13.25%           228,404      12.41%        188,510      8.98%
SERVICES
   Public administration and defense..            8,203        0.48%             7,126       0.39%          5,627      0.27%
   Health services....................            3,268        0.19%             3,487       0.19%          3,661      0.17%
   Social services....................           36,875        2.16%            38,036       2.07%        101,212      4.82%
   Leisure services...................            2,215        0.13%             2,230       0.12%          1,608      0.08%
   Personal and home services.........           15,335        0.90%             7,905       0.43%          4,533      0.22%
   International organizations........                4        0.00%                 2       0.00%              3      0.00%
   Enterprise services................          131,667        7.72%           125,949       6.84%         81,693      3.89%
   Other services.....................           14,000        0.82%            67,794       3.68%        139,998      6.67%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal.........................          211,567       12.40%           252,529      13.72%        338,335     16.12%
INDIVIDUALS
   Consumer loans.....................          155,422        9.12%           178,306       9.68%        205,029      9.77%
   Residential mortgage loans.........          381,640       22.39%           392,769      21.33%        454,755     21.67%
                                              ---------      ------          ---------     ------       ---------    ------
     Subtotal.........................          537,062       31.51%           571,075      31.02%        659,784     31.44%
TOTAL.................................        1,704,486      100.00%         1,841,159     100.00%      2,098,564    100.00%
                                              =========      ======          =========     ======       =========    ======


Foreign Country Loans Outstanding

     Our cross-border loans are principally trade-related. These include loans to foreign financial institutions, principally under the ALADI payments system. ALADI is a series of arrangements among Latin American countries designed to facilitate trade financing by providing to a cross-border lender in a participating country the guarantee of its own central bank of amounts due in connection with a qualifying transaction. At December 31, 2002, no outstanding loans to Brazilian borrowers and approximately 0.03% of our outstanding loans to foreign borrowers were under the ALADI programs and, accordingly, were guaranteed by the Central Bank. These percentages are similar to those observed in 2001 due to an overall decrease in foreign country loans. The Bank has a policy of decreasing its exposure to Brazil and Argentina.

                                                    2000            2001            2002
                                                    ----            ----            ----
                                                (in millions of constant Ch$ of December 31, 2002)
Argentina....................................        4,396        22,091           9,782
Brazil.......................................       33,572        30,358          26,749
Cayman Island................................            -        16,970          18,760
Peru.........................................           92           139             166
Venezuela....................................        5,673        12,432          12,108
Mexico.......................................          246           233             350
Costa Rica...................................        4,975         4,973           4,320
Italia                                                  45           188              31
Colombia.....................................           29            25              97
South Korea .................................        4,020             -           3,174
Aruba........................................            -         7,442               -
China........................................            -         3,174               -
United States of America.....................          728             -           3,776
Uruguay......................................            -        11,510           8,549
Other........................................        1,071         1,557             130
                                                    ------       -------          ------
     Total...................................       54,847       111,092          87,992
                                                    ======       =======          ======


     The following table shows the changes in aggregate outstanding loans to borrowers in Brazil during the year ended December 31, 2002:

                                                     (in millions of constant
                                                     Ch$ of December 31, 2002)
                                                     -------------------------
Aggregate outstanding loans at January 1, 2002.....           30,358
Net change in short-term loans.....................            (181)
Changes in other loans:
      Additional outstanding.......................           26,930
      Interest income accrued......................                -
      Collections of:
        Principal..................................          (30,377)
        Accrued interest...........................               19
      Other changes................................                -
                                                            --------
Aggregate outstanding loans at December 31, 2002...           26,749
                                                            ========

     We also maintain deposits abroad (primarily demand deposits) as needed to conduct our foreign trade transactions. The table below lists the largest amounts of foreign deposits by country for the years ended December 31, 2000, 2001 and 2002:

                                       Year ended December 31, 2002
                               --------------------------------------------
                                   2000           2001          2002
                                   ----           ----          ----
                               (in millions of constant Ch$ of December 31,
                                                  2002)
United States..............         4,396       36,042           731
Germany....................            22           81            97
Spain......................         1,552          485           338
United Kingdom.............            55           32            82
Canada.....................             2            1             1
France.....................             6            2             -
Japan......................             -            -         1,732
Other......................            41          104            74
                                    -----       ------         -----

                                       Year ended December 31, 2002
                               --------------------------------------------
                                   2000           2001          2002
                                   ----           ----          ----
                               (in millions of constant Ch$ of December 31,

Total......................         6,074       36,747         3,055
                                    =====       ======         =====


Credit Approval Process

     We manage our credit risks in accordance with policies and rules developed by the Credit Division and approved by the General Manager and the Board of Directors. The policies and rules, which are set forth in our credit manual, define, among other factors, (i) the responsibilities of the various units participating in the credit approval process, (ii) the business segments and markets which constitute our strategic targets, (iii) quantitative and qualitative standard by business area (e.g., corporate banking, retail banking, international operations), and (iv) the composition of the committee responsible for the approval of each transaction.

     Until September 1998 the policies and rules in effect were the following:

     In the case of credit applications by companies, the evaluation was conducted by the Credit Analysis division and the relevant commercial division taking into account quantitative and qualitative factors. Credit analysis and evaluation of a customer's risk continued during the term of the loan.

     In the case of retail banking transactions, the most relevant parameters used to evaluate an applicant's credit risk were (i) income and net worth, (ii) seniority at employment, (iii) professional and academic qualifications, (iv) indebtedness and credit reports, and (v) liquidity, measured in terms of percentage of monthly income required to service indebtedness.

     Once the evaluation of an application had been completed, the decision was adopted by different committees, depending upon our total risk exposure to the borrower and related parties, the amount of credit requested and the quality and value of the collateral provided.

     Any transaction as a result of which a customer's total risk exposure would exceed Ch$400 million, as well as transactions involving amounts between Ch$300 million and Ch$400 million requested by an applicant that was not one of our customers, had to be reviewed by the Credit Committee, which consisted of the General Manager and at least three members of the Board of Directors.

     The following table lists our committees from which credit approval was required depending upon total risk exposure:

                                                                       Limit in Millions of Ch$(1)
                                                      -------------------------------------------------------------
 Level                  Approved by:                  Without Collateral    "A" Collateral(2)     "B" Collateral(2)
 -----                  ------------                  ------------------    -----------------     -----------------
   1.    Credit Committee(3)......................    Above 300 or 400      Above 300 or 400      Above 300 or 400
   2.    General Manager's Committee(3)...........    Up to 300 or 400      Up to 300 or 400      Up to 300 or 400
   3.    Manager's Committee......................          200                   200                   200
   4.    Area Executive Committee.................          120                   120                   120
   5.    Area Committee...........................           90                    90                    90
   6.    Branches Executive Committee.............           60                    60                    60
   7.    Branches Credit Committee................           30                    40                    50
   8.    Branches Internal Committee..............           10                    20                    30
   9.    Deputy Branch Manager....................           15                    25                    50
  10.    Level 1--Local Branch Committee..........           10                    20                    50
  11.    Level 2--Local Branch Committee..........           8                     16                    40
  12.    Level 3--Local Branch Committee..........           6                     12                    30
  13.    Level 4--Local Branch Committee..........           4                     8                     20
  14.    Level 5--Local Branch Committee..........           3                     6                     15

----------------------
(1) Amount limits were determined on the basis of total risk: direct debt, indirect debt and affiliated party debt.

(2) "A" Collateral: mortgages on real estate, or pledges of term deposits or similar instruments. "B" Collateral all pledges on properties other than real estate and liquid securities.

(3) In Levels 1 and 2, the limit depended upon whether a series of conditions had been previously met.

     The composition of each of the above approving committees was as follows :

Credit Committee                          Board Directors/General Manager
General Manager's Committee               Commercial Area Manager/General Manager or Branches Area Manager/Credit
                                          Risk Manager
Managers Committee                        Commercial Area Manager/Branches Area Manager/Credit Risk Manager
Area Executive Committee                  Commercial Area Manager or Branches Area Manager/Credit Risk Manager
Area Committee                            Branches Assistant Manager/Credit Risk Assistant Manager
Branches Executive Committee              Branches Assistant Manager/Credit Analysis Director
Branches Credit Committee                 Agent/Credit Analysis Director
Branches Internal Committee               Agent/Credit Analysis Coordinator
Level 1-5--Local Branch Committee         Account Manager/Agent


     After all conditions had been met and credit had been extended, we maintained a surveillance of the loan portfolio to determine the level of risk of its loans. This review was conducted by account managers, analysts and control committees on the basis of information available in our database as well as external information such as that provided by DICOM. The purpose of this review was to evaluate, during the term of a loan, our overall credit risk, the financial condition of the borrowers and the risk classification in accordance with the regulations of the Superintendency of Banks. After a payment in an amount equal to or greater than Ch$2 million became overdue, the loan became subject to continuous review by a control committee comprised of officers of the Commercial Area and the Credit Risk Division.

     The acquisition by BBV in September 1998 of a controlling shareholding interest in BBVA Chile., formerly known as Banco BHIF (see "The Acquisition"), implied a change in our credit risk policies and rules. Our credit risk policies and rules in effect after that date are as follows:

     In the case of credit applications by companies, the evaluation is conducted by the credit admission committee taking into account quantitative and qualitative factors. See "--Lines of Business--Corporate Banking". Credit analysis and evaluation of a customer's risk continue during the term of the loan.

     In the case of retail banking transactions, the most relevant parameters used to evaluate an applicant's credit risk are (i) income and net worth, (ii) seniority at employment, (iii) professional and academic qualifications, (iv) indebtedness and credit reports, and (v) liquidity, measured in terms of percentage of monthly income required to service indebtedness.

     Once the evaluation of an application has been completed, the decision is adopted by different committees, depending upon our total risk exposure to the borrower and related parties, the amount of credit requested and the quality and value of the collateral provided.

     The following table lists our committees from which credit approval is required depending upon total risk exposure:

                                                                       Limit in Millions of Ch$(1)
                                                      -------------------------------------------------------------
 Level(3)               Approved by:                  Without Collateral    "B" Collateral(2)     "A" Collateral(2)
 --------               ------------                  ------------------    -----------------     -----------------
    1.     Sectorial Analysis & Risk Management
              Committee (A.S.G.R.C) (Spain)............    Above 2,500          Above 2,500          Above 2,500
    2.     General Manager's Committee( CTO)...........    Up to 7,000          Up to 7,000          Up to 7,000
    3.     Risk Division's Committee (CRD).............    Up to 5,000          Up to 5,000          Up to 5,000

                                                                       Limit in Millions of Ch$(1)
                                                      -------------------------------------------------------------
 Level(3)               Approved by:                  Without Collateral    "B" Collateral(2)     "A" Collateral(2)
 --------               ------------                  ------------------    -----------------     -----------------
    4.     Treasury and Fund Adm. Manager..............    Up to 1,500          Up to 1,500          Up to 1,500
    4.     Corporate Banking Manager...................      Up to 250            Up to 250            Up to 250
    4.     Commercial and Personal Banking
              Division Manager.........................      Up to 250            Up to 250            Up to 250
    4.     Commercial Banking Area Manager.............             25                   50                  100
    4.     Branches (Commercial Banking)...............          10/20                25/40                50/75
    4.     Branches (Personal Banking).................            2/8                 5/20                15/40

----------------------
(1) Amount limits are determined on the basis of total risk: direct debt, indirect debt and affiliated party debt.

(2) "A" Collateral: mortgages on real estate, or pledges of term deposits or similar instruments. "B" Collateral: all pledges on properties other than real estate and liquid securities.

(3) In Level 1, the limit depends upon whether a series of conditions have been previously met. In Level 4 the limit depends upon whether the client is a firm or an individual, upon the specific area involved and upon the branch category. There are 3 categories for Commercial Banking Branches and 5 categories for Personal Banking Branches.

     The composition of each of the above approving committees is as follows :

    Sectorial Analysis & Risk Management Committee       BBVA Group's Risk Assessment Division
       (A.S.G.R.C) (Spain)
    General Manager's Committee:                         CEO/Commercial Manager/Corporate Manager Treasury & Fund
                                                         Manager/Credit Risk Manager
    Risk Division's Committee:                           Credit Risk Manager/Commercial Admission Manager/
                                                         Corporate Admission Manager /Personal Banking Admission
                                                         Manager/Risk Monitoring Manager
    Branch, Area or Division Committee:                  Branch, Area or Division Manager /Account Executive

     After all conditions have been met and credit has been extended, we maintain a surveillance of the loan portfolio to determine the level of risk of its loans. This review is conducted by specialized analysts on the basis of information available in our database as well as external information such as that provided by DICOM. The purpose of this review is to evaluate, during the term of a loan, our overall credit risk, the financial condition of the borrowers and the risk classification in accordance with the regulations of the Superintendency of Banks. After a payment in an amount equal or greater than Ch$2 million becomes overdue, the loan becomes subject to continuous review by a control committee comprised of officers of our Credit Risk Division.

Classification of Loan Portfolio

     Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of allowance for loan losses. The guidelines used by Chilean banks for such classifications are established by the Superintendency of Banks, although banks are given some latitude in devising more stringent classification systems within such guidelines. For purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans. The Superintendency of Banks regularly examines and evaluates each financial institution's credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into one of three categories, I, II or III. Category I is reserved for institutions that fully comply with the loan classification guidelines. Institutions are rated in Category II if their loan classification system reveals deficiencies that must be corrected by the bank's management. Lastly, Category III indicates significant deviations from the Superintendency of Banks' guidelines that clearly reflect inadequacies in the evaluation of the risk and estimated losses associated with loans. We have been classified in Category I since 1992.

     Consumer Loans: Include financing arising from the use of credit cards and loans granted to individuals. Their purpose is to finance the acquisition of consumer goods and payment of services in an amount that does not exceed

UF 550. Their repayment is generally made in equal monthly installments. Consumer loans also include loans related to the use of credit cards.

     Residential Mortgage Loans: Include loans for residential purposes that are currently funded through the issuance by BBVA Chile of Mortgage Finance Bonds. Generally, the purpose of these loans is to finance the acquisition, improvement, restoration or construction of a residential home. They are granted to the final user of the property and the collateral covers the entire credit. All the remaining mortgage loans, in particular those granted for general purposes, are considered as commercial loans.

     Commercial Loans: Include all loans other than consumer loans and residential mortgage loans.

     In the case of consumer loans and residential mortgage loans, the classification is determined by the extent to which payments are overdue. In the case of commercial loans, the classification is based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. Residential mortgage loans are classified A, B or B- (except for loans purchased from the Asociacion de Ahorro y Prestamos ("ANAP"), the former Chilean savings and loans association, which may be rated as C or D). Consumer and commercial loans are classified in five categories as follows:

                                                                                                                   Required
Classification    Commercial Loans (1)             Residential Mortgage Loans      Consumer Loans                  Provisions(2)
--------------    --------------------             --------------------------      --------------                  -------------
      "A"        Loans which are not expected to    Interest and principal          Interest and principal             0%
                 default                            payments are current            payments are current
      "B"        Loans with probability of          Payments are up to 6            Payments are up to 1               1%
                 default of less than 5%            months overdue                  month overdue
      "B-"       Loans with probability of          Payments are over 6             Payments are overdue by           20%
                 default between 5% and 39%         months overdue                  1 to 2 months
      "C"        Loans with probability of          Not applicable(3)               Payments are overdue by           60%
                 default between 40% and 79%                                        2 to 4 months
      "D"        Loans with probability of          Not applicable(3)               Payments are overdue by           90%
                 default between 80% and 100%                                       over 4 months

----------------------
(1) We determine the "potential loss" of commercial loans based on (i) the financial condition of the customer; (ii) the past payment behavior of the customer; (iii) the collateral or guarantee, if any, provided to us in connection with the loan and the market or liquidation value of such collateral or guarantee; and (iv) the outlook for the economic sector or industry in which the customer is engaged in its business activities.
(2) Certain commercial loans in excess of UF 25,000 classified as "A" or "B" are deemed to present an additional level of risk and thus require an additional allowance of 5% of the aggregate amount of such loans, even if there is no evident loss. The additional level of risk is deemed to exist when such loans cover over 50% of the total financing of a project or when the loan term exceeds three years and no guarantees exist in addition to those related directly to the project.
(3) These categories are not applicable to residential mortgage loans, except in the case of loans acquired from the Asociacion Nacional de Ahorro (National Association of Savings and Loans or "ANAP"). ANAP loans may have additional levels of risk and thus require an allowance of between 40% and 79% in category "C" and greater than 79% in category "D".

     The loan classification guidelines of the Superintendency of Banks applicable to commercial loans require that we classify the greater of (i) the commercial loans outstanding to our 400 largest debtors or (ii) the commercial loans outstanding to the number of our largest debtors whose commercial loans aggregate at least 75% of the total amount of loans included in our commercial loan portfolio. Such guidelines also require that our classify 100% of our residential mortgage loans and 100% of our consumer loans. For these purposes, the loan amount includes outstanding principal (whether or not past due) and accrued and unpaid interest.

Analysis of our Loan Classifications

     The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As previously indicated, the Superintendency of Banks requires that we prepare a risk analysis that evaluates, for classification purposes only, a portion (but in no event less than 75%) of our total commercial loan portfolio, including past due and contingent loans.


                                                                At December 31, 1998
                                   ---------------------------------------------------------------------------------------
                                                                    Residential                             Percentage of
                                   Commercial        Consumer         mortgage                                 evaluated
           Category                   loans            loans           loans            Total loans              loans
------------------------------     ----------        --------  ---------------------    -----------         --------------
                                     (in millions of constant Ch$ of December 31, 2002, except for percentages)

A.............................          674,801          78,418          205,999          959,218                75.41%
B.............................          223,702          10,650           27,257          261,609                20.57
B-............................           23,783           3,112            5,899           32,793                 2.58
C.............................           11,936           2,718              516           15,170                 1.19
D.............................            1,352           1,916                0            3,268                 0.25
                                      ---------          ------          -------        ---------               ------
Total of evaluated loans......          935,574          96,814          239,671        1,272,058               100.00%
                                      =========          ======          =======        =========               ======
Total loans...................        1,040,883          96,814          239,671        1,377,366
                                      =========          ======          =======        =========

   Percentage evaluated.......           89.88%         100.00%          100.00%          92.35%



                                                                At December 31, 1999
                                   ---------------------------------------------------------------------------------------
                                                                    Residential                             Percentage of
                                   Commercial        Consumer         mortgage                                 evaluated
           Category                   loans            loans           loans            Total loans              loans
------------------------------     ----------        --------  ---------------------    -----------         --------------
                                     (in millions of constant Ch$ of December 31, 2002, except for percentages)

A.............................          636,808         111,145         273,246        1,021,199                 74.21%
B.............................          242,649          10,467          27,528          280,644                 20.39
B-............................           36,186           2,529           9,481           48,196                  3.50
C.............................           18,836           2,262             464           21,561                  1.57
D.............................            2,158           2,349               0            4,507                  0.33
                                      ---------         -------         --------       ----------               ------
   Total of evaluated loans...          936,637         128,752         310,718        1,376,107                100.00%
                                      =========         =======         ========       ==========               ======
   Total loans................        1,041,837         128,752         310,718        1,481,304
                                      =========         =======         ========       ==========

   Percentage evaluated.......         89.90%           100.00%          100.00%          92.90%


                                                                At December 31, 2000
                                   ---------------------------------------------------------------------------------------
                                                                    Residential                             Percentage of
                                   Commercial        Consumer         mortgage                                 evaluated
           Category                   loans            loans           loans            Total loans              loans
------------------------------     ----------        --------  ---------------------    -----------         --------------
                                     (in millions of constant Ch$ of December 31, 2002, except for percentages)

A.............................          758,654          138,781          337,206         1,234,793               77.54%
B(1)..........................          227,181           10,131           33,242           270,554               16.99
B-............................           48,737            2,632           10,941            62,309                3.91
C.............................           13,290            2,128              402            15,820                0.99
D.............................            7,273            1,750                0             9,023                0.57
                                      ---------          -------          -------         ---------              ------
   Total of evaluated loans...        1,055,134          155,422          381,790         1,592,499              100.00%
                                      =========          =======         ========        ==========              ======
   Total loans................        1,167,121          155,422          381,790         1,704,486
                                      =========          =======         ========        ==========

   Percentage evaluated.......         90.40%           100.00%          100.00%           93.43%


                                                                At December 31, 2001
                                   ---------------------------------------------------------------------------------------
                                                                    Residential                             Percentage of
                                   Commercial        Consumer         mortgage                                 evaluated
           Category                   loans            loans           loans            Total loans              loans
------------------------------     ----------        --------  ---------------------    -----------         --------------
                                     (in millions of constant Ch$ of December 31, 2002, except for percentages)
A.............................          822,422          152,633           336,719         1,311,774              76.25%
B.............................          261,817           15,139            42,103           319,059              18.55
B-............................           49,640            4,230            13,581            67,451               3.92
C.............................           13,933            2,726               365            17,024               0.99
D.............................            3,047            1,913                 0             4,959               0.29
                                      ---------          -------           -------         ---------             ------
   Total of evaluated loans...        1,150,858          176,641           392,768         1,720,267             100.00%
                                      ---------          -------           -------         ---------             ======
   Total loans................        1,271,751          176,641           392,768         1,841,160
                                      =========          =======           =======         =========

   Percentage evaluated.......           90.49%          100.00%           100.00%            93.43%



                                                                At December 31, 2002
                                   ---------------------------------------------------------------------------------------
                                                                    Residential                             Percentage of
                                   Commercial        Consumer         mortgage                                 evaluated
           Category                   loans            loans           loans            Total loans              loans
------------------------------     ----------        --------  ---------------------    -----------         --------------
                                     (in millions of constant Ch$ of December 31, 2002, except for percentages)
A.............................          935,376          171,631           394,997         1,502,379              76.34%
B.............................          307,814           22,362            46,341           376,517              19.14%
B-............................           48,373            4,750            13,109            66,232               3.37%
C.............................           11,444            3,762               308            15,514               0.79%
D.............................            4,518            2,673                 0             7,191               0.37%
                                      ---------          -------           -------         ---------              ------
   Total of evaluated loans...        1,307,525          205,178           454,755         1,967,833             100.00%
                                      =========          =======           =======         =========              ======
   Total loans................        1,438,256          205,178           454,755         2,098,564
                                      ---------          -------           -------         ---------
   Percentage evaluated.......           90.91%          100.00%           100.00%            93.77%

----------------------
(1) Includes category B loans which are subject to an allowance equivalent to 5% of the balance due in accordance with regulations of the Superintendency of Banks. Such loans are none as of December 31, 2002 See "--Classification of Loan Portfolio".

Classification of Loan Portfolio Based on the Borrower's Payment Performance

     Accrued interest and UF indexation readjustments from overdue loans are only recognized when and to the extent effectively received. Overdue loans are classified as such when the loan is 1-89 days overdue. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced. Once a loan becomes more than 90 days overdue, a specific loan loss allowance is made in an amount equal to 100% of the unsecured portion of the loan. Individual loan loss allowances must be determined separately for the classified and non-classified loan portfolios, but are required only to the extent that, in the aggregate, they exceed the global allowance for each portfolio. See "--Allowance for Loan Losses--Individual Allowances for Loan Losses".

     The following table sets forth as of December 31 of each of the last five years, the outstanding principal amount of loans that are current, overdue (1-89 days) and past due (90 or more days) as to payment of principal and interest.

                                                                   At December 31,
                                        ----------------------------------------------------------------------
                                        1998            1999             2000             2001            2002
                                        ----            ----             ----             ----            ----
                                      (in millions of constant Ch$ of December 31, 2002, except for percentages)
Current(1).......................     1,328,178      1,440,236       1,655,005        1,789,444       2,043,206
Overdue 1-29 days................        12,477         10,107           7,967            3,575           3,818
Overdue 30-89 days...............        11,808          5,487          11,137            9,489          10,210
Overdue 90 days or more ("past
   due").........................        24,903         25,475          30,375           38,653          41,330
Total loans......................     1,377,366      1,481,304       1,704,333        1,841,160       2,098,564
Overdue loans (1-89 days)
   expressed as a percentage of
   total loans                             1.76           1.05            1.12             0.71            0.67
Past due loans as a percentage
   of total loans                          1.81           1.72            1.78             2.10            1.97

----------------------
(1) Includes Ch$9,346 in 1998, Ch$8,434 million in 1999, Ch$5,109million in 2000, Ch$9,941million in 2001, and Ch$ 5,160 million in 2002 of category C and D loans.

     The following table shows the principal balances included in current and overdue (up to 90 days) categories in the table above of loans that have any amount of principal or interest included in the category "past due" in such table, in accordance with the rules of the Superintendency of Banks.


                                                                   At December 31,
                                        ------------------------------------------------------------------------
                                        1998             1999            2000            2001            2002
                                        ----             ----            ----            ----            ----
                                                  (in millions of constant Ch$ of December 31, 2002)
Mortgage loans...................      10,666          10,038           15,004          15,828          18,973
Commercial loans.................      20,999          20,277           16,368          16,170          23,907
Consumer loans...................       2,365           1,939            1,641           1,815           2,957
                                       ------          ------           ------          ------          ------
   Total.........................      34,030          32,254           33,013          33,813          45,838
                                       ======          ======           ======          ======          ======


     The following table sets forth, at December 31 of each of the last five years, the amount of our past due loans per category of loan.

                                                                      At December 31,
                                        ------------------------------------------------------------------------
                                        1998             1999            2000            2001            2002
                                        ----             ----            ----            ----            ----
                                                     (in millions of constant Ch$ of December 31, 2002)
Mortgage loans....................      2,074           3,245           4,061           3,837           4,271
Commercial loans..................     22,019          20,587          24,826          34,008          36,432
Consumer loans....................        571             572             459             420             440
Lease contracts...................        240           1,071           1,028             388             187
                                       ------          ------          ------          ------          ------
Total.............................     24,903          25,475          30,375          38,653          41,330
                                       ======          ======          ======          ======          ======



     We suspend all accrual of interest and UF indexation readjustment of principal on all loans classified in category C in excess of one year, all loans classified in category D, all loans reclassified from category D to C and all overdue loans, and on amounts not yet due for loans on which payments of principal or interest are 90 days overdue. The amount of interest that would have been recorded on such loans for the year ended December 31, 2002 had these loans continued to accrue interest was approximately Ch$104 million.

     The following table shows loans (included in the second table above) that have been restructured. Restructured loans consist of loans which bear interest at a rate two or more percentage points below our average rate for similar type performing loans at the date of the restructuring.

                                                                       At December 31,
                                                -------------------------------------------------------------
                                                1998           1999          2000          2001          2002
                                                ----           ----          ----          ----          ----
                                                     (in millions of constant Ch$ of December 31, 2002)
 Ch$.........................................       --            --            --           315           330
 UF                                              1,141           933           743           857         1,402
 Foreign.....................................      511           332           127            31             0
 Total loans.................................    1,652         1,265           870         1,203         1,732


     The amount of interest that would have been recorded on these loans for the year ended December 31, 2002 if these loans had been earning a market interest rate was Ch$107 million.

Allowance for Loan Losses

     Chilean banks are required to maintain allowances for loan losses in amounts determined in accordance with regulations issued by the Superintendency of Banks. A bank may also maintain voluntary allowances in excess of the minimum required amount so as to provide additional coverage for potential loan losses. Under these regulations, the minimum amount of required loan loss allowances is the greater of (i) the bank's global loan loss allowances, and (ii) the aggregate amount of its individual allowances for loan losses.

Global Allowance for Loan Losses

     The amount of the global allowance for loan losses required to be maintained by a bank is equal to the aggregate amount of its outstanding loans multiplied by the greater of (i) the bank's "risk index" (as defined herein), or
(ii) 0.75%.

     A bank's risk index is based on its classified loans, determined as previously described. See "--Classification of Loan Portfolio". More specifically, the index is computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required provision percentage. Such percentages are as follows:

              Category                 Provision %
              --------                 -----------
                 A ...................       0
                 B ...................       1
                 B- ..................      20
                 C ...................      60
                 D ...................      90


     The risk index itself is then computed by dividing (i) the aggregate amount so computed by (ii) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all evaluated loans. Also, in accordance with regulations established by the Superintendency of Banks, the risk index calculated for the classified loans must also be applied to the non-classified commercial loan portfolio. The chart below illustrates the evolution of our consolidated risk index at December 31 of each of the last five calendar years:

                                   Consolidated
      Year                         Risk Index %
      ----                         ------------
      1998 .......................     1.66
      1999 .......................     2.11
      2000 .......................     2.03
      2001 .......................     1.83
      2002 .......................     1.67


     Over a 5 year period, our consolidated risk index has increased from 1.66% at December 31, 1998 to a peak of 2.11% at December 31, 1999 and then decreased back to 1.67% at December 31, 2002. The variation in the consolidated risk index is due principally to (a) an increase of loans classified in category B- (for which 20% provisions are required) from 2.58% of the evaluated loans in 1998 to 3.92% of the evaluated loans in 2001 and to 3.37% of the evaluated loans in 2002, (b) an increase in loans classified in category C (for which 60% provisions are required) from 1.19% of the evaluated loans in 1998 to 1.57% of the evaluated loans in 1999 and to 0.79% of the evaluated loans in 2002; and (c) an increase in loans classified in category D (for which 90% provisions are required) from 0.25% of the evaluated loans in 1998 to a peak of 0.57% of the evaluated loans in 2000 and to 0.37 % of the evaluated loans in 2002. Such evolution illustrates the fact that credit quality became polarized during the crisis, with low quality credits deteriorating while good quality loans remained good or even improved. In fact, the proportion of loans classified in category A (for which no provisions are required) also increased from 75.41% of the evaluated loans in 1998 to a peak of 77.54% of the evaluated loans in 2000 and to 76.34% of the evaluated loans in 2002. In the fourth quarter of 1998, soon after the BBVA Group took control of Banco BHIF, we conducted an extensive revision of our loan portfolio, which resulted in the downgrading of a part of our portfolio and a significant increase in the level of provisions and in our risk level. Furthermore, the economic recession that affected the country over the 1998-1999 period caused a significant loan quality deterioration across the Chilean banking industry. The slow recovery that took place in 2000 enabled us to slightly improve our portfolio quality over the year but since the recovery has stalled over the year 2001 and the first half of 2002, our portfolio quality has remained stable and improved very slowly over the year 2002. Since economic conditions have not yet recovered, we can not foresee any significant improvement in our portfolio quality over the year 2003. See "--Competition - Risk Index".

     In 2002, we reviewed 93.77% of our loan portfolio. See "--Classification of Loan Portfolio". We estimate that had we reviewed 100% of our loan portfolio, the credit risk evaluation of all commercial loans (including commercial loans having a principal amount outstanding smaller than Ch$30 million) would increase the Consolidated Risk Index to approximately 1.77% at December 31, 2002. See "--Analysis of our Loan Classifications".

   Individual Allowances for Loan Losses

     Banks in Chile are also required to establish individual allowances for loan losses for loans that are more than 90 days past due in an amount equal to 100% of each overdue loan or the part thereof that is unsecured. This individual loan loss allowance must be determined separately for the classified and non-classified loan portfolios, but is required only to the extent it exceeds in the aggregate the global allowance for loan losses for each portfolio. At December 31, 2002, the aggregate amount of our potential individual allowances for loan losses was 4.22% of our global allowance for loan losses.

   Voluntary Allowance for Loan Losses

     We have maintained a voluntary allowance for loan losses from time to time in addition to the allowance for loan losses required by the regulations of the Superintendency of Banks. Our policy in this regard has been to maintain a voluntary allowance for loan losses that, together with the required allowance for loan losses, aggregates approximately 100% of our past due loans. We have adopted this policy in an effort to provide for any losses that could affect our loan portfolio and that might arise from unforeseen circumstances beyond known potential losses and losses inherent in a portfolio of a size and nature as ours. At December 31, 2002, the aggregate amount of our allowances for loan losses was 109% of our past due loans; with some voluntary allowance maintained by us.

   Analysis of Substandard Loans and Amounts Past Due

     The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated.

                                                                      At December 31,
                                           ------------------------------------------------------------------------
                                             1998           1999           2000           2001           2002
                                             ----           ----           ----           ----           ----
                                          (in millions of constant Ch$ of December 31, 2002, except for percentages)
Total loans..........................      1,377,366      1,481,304       1,704,333       1,841,160       2,098,564
Substandard loans....................         51,233         74,262          87,151          89,434          88,937


                                                                      At December 31,
                                           ------------------------------------------------------------------------
                                             1998           1999           2000           2001           2002
                                             ----           ----           ----           ----           ----
                                          (in millions of constant Ch$ of December 31, 2002, except for percentages)
Amounts past due(1)..................         24,903         25,475          30,375          38,653          41,330
   To the extent secured(2)..........         12,117         19,083          17,741          17,714          31,834
   To the extent unsecured...........         12,786          6,392          12,634          20,939           9,496
   Allowance for loan losses.........         26,495         38,746          38,273          43,264          45,045
   Substandard loans as a percentage
     of total loans..................           3.72           5.01            5.11            4.86            4.24
Amounts past due as a percentage
     of total loans..................           1.81           1.72            1.78            2.10            1.97
   To the extent secured(2)..........           0.88           1.29            1.04            0.96            1.52
   To the extent unsecured...........           0.93           0.43            0.74            1.14            0.45
Allowance for loan losses as a percentage of:
   Total loans.......................           1.92           2.62            2.25            2.35            2.15
   Total loans, excluding
     contingent loans................           1.97           2.73            2.33            2.44            2.24
   Substandard loans.................          51.72          52.20           43.92           48.37           50.65
   Total amounts past due............         106.39         152.09          126.00          111.93          108.99
                                              ======         ======          ======          ======          ======
   Total amounts past due unsecured..         207.22         606.16          302.94          206.62          474.36
                                              ======         ======          ======          ======          ======


----------------------
(1) See "--Classification of Loan Portfolio Based on the Borrower's Payment Performance" for the definition of past due loans.

(2) Collateral generally consists of a mortgage on real estate or a pledge of marketable securities, equipment or inventory or a third party letter of credit.



   Analysis of Allowance for Loan Losses

     The following table analyzes our allowance for loan losses, and changes in the allowance attributable to charge-offs, new provisions, provisions released and the effect of price-level restatement on the allowance for loan losses.

                                                                    At December 31,
                                          ------------------------------------------------------------------------
                                          1998            1999             2000            2001            2002
                                          ----            ----             ----            ----            ----
                                         (in millions of constant Ch$ of December 31, 2002, except for percentages)

Allowance for loan losses at
   beginning of period.............        15,155          26,495           38,746          38,273          43,264
Charge-offs........................       (17,393)        (22,552)         (23,759)        (23,950)        (28,274)
Provisions established.............        29,567          35,220           24,459          31,556          31,316
Price-level restatement(2).........          (835)           (417)          (1,173)         (2,615)         (1,261)
Allowance for loans acquired
   from Banesto Chile Bank.........            --              --               --              --            --
Allowance for loan losses at
   end of the period...............        26,495          38,746           38,273          43,264          45,045
Ratio of charge-offs to average
   loans(1)........................          1.31%           1.61%            1.59%           1.38%           1.49%
Allowance for loan losses at
   end of period as a
   percentage of total loans.......          1.92%           2.62%            2.25%           2.35%           2.15%

----------------------
(1) Represents the aggregate amount of the allowance for loan losses released during each year or period as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio had been reduced.

(2) Reflects the effect of inflation on the allowances for loan losses at the beginning of each year, adjusted to constant Chilean pesos of December 31, 2002.

     Our policy with respect to charge-offs follows, and in the case of installment loans, is stricter than, the regulations established by the Superintendency of Banks. Under these regulations, (i) an unsecured loan (or part thereof) must be charged off not more than 24 months after being classified as past due and secured loans must be charged off within 36 months after being classified as past due, (ii) a loan must be charged off when we do not have any right to commence an action for collection in the courts, and (iii) in the case of loans payable in installments, the aggregate amount of the loan must be charged off when one installment is past due six months.

     Based on information available to us regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover known potential losses and losses inherent in a loan portfolio of a size and nature as ours.

   Allocation of Allowance for Loan Losses

     The following tables set forth, at December 31 of each of the last five calendar years, the proportions in which our required minimum allowance was attributable to commercial, consumer and residential mortgage loans, and the amount of allowance which is allocated to any particular category at each such date.


                                                                      At December 31,
                                       ---------------------------------------------------------------------------
                                                                           1998
                                       ---------------------------------------------------------------------------
                                        (in millions of constant Ch$ of December 31, 2002, except for percentages)

                                                            Allowance
                                                            amount as a          Allowance           Loans in a
                                                           percentage of        amount as a        category as a
                                          Allowance          loans in          percentage of       percentage of
                                           amount            category           total loans         total loans
                                          ---------        -------------       -------------       -------------
Commercial loans.....................       19,868              1.91%                1.44%              75.57%
Consumer loans.......................        4,621              4.77                 0.34                7.03
Residential mortgage loans...........        1,780              0.74                 0.13               17.40
Total allocated allowance............       26,269              1.90                 1.91              100.00
Voluntary allowance..................          226              --                   0.02                --
                                            ------              ----                 ----              ------
Total allowance......................       26,495              1.92%                1.92%             100.00%
                                            ======              ====                 ====              ======



                                                                        At December 31,
                           --------------------------------------------------------------------------------------------------------
                                                  1999                                                  2000
                           ----------------------------------------------------- --------------------------------------------------
                                          (in millions of constant Ch$ of December 31, 2002, except for percentages)

                                         Allowance    Allowance    Loans in a                 Allowance     Allowance    Loans in a
                                        amount as a  amount as a   category as               amount as a   amount as a   category as
                                         percentage   percentage  a percentage                percentage   percentage   a percentage
                            Allowance   of loans in    of total     of total     Allowance   of loans in    of total      of total
                             amount       category      loans         loans        amount      category       loans         loans
                             ------       --------      -----         -----        ------      --------       -----         -----

Commercial loans..........      25,420     2.44%           1.71%     70.33%          30.591       2.62%        1.79%         68.48%
Consumer loans............       5,152     4.00            0.35       8.69            4.920       3.17         0.29           9.12
Residential mortgage
   loans..................       2,455     0.79            0.17      20.98            2.762       0.72         0.16          22.40
Total allocated
   allowance..............      33,027     2.23            2.23     100.00%          38.273       2.24%        2.24         100.00%
                                                                                     ------       ----         ----         ------
                                ------     ----            ----                      ------        --                         --
Voluntary allowance.......       5,719       --            0.39        --
                                ------     ----            ----                      ------
Total allowance...........      38,746     2.62%           2.62%                     38.273
                                ======     ====            ====                      ======


                                                                        At December 31,
                           --------------------------------------------------------------------------------------------------------
                                                  2001                                                  2002
                           ----------------------------------------------------- --------------------------------------------------
                                         Allowance    Allowance    Loans in a                 Allowance     Allowance    Loans in a
                                        amount as a  amount as a   category as               amount as a   amount as a   category as
                                         percentage   percentage  a percentage                percentage   percentage   a percentage
                            Allowance   of loans in    of total     of total     Allowance   of loans in    of total      of total
                             amount       category      loans         loans        amount      category       loans         loans
                             ------       --------      -----         -----        ------      --------       -----         -----
                                (in millions of constant Ch$ of December 31, 2002, except for percentages)
Commercial loans............  30,298        2.50%       1.72%        69.04%        29,063       2.04%          1.40%        68.55%
Consumer loans..............   5,929        3.36        0.32          9.60         10,035       5.28%          0.52%         9.78%
Residential
   mortgage loans...........   3,356        0.85        0.18         21.35          3,034       0.72%          0.16%        21.67%
                              ------        ----        ----        ------         ------       ----           ----        ------
Total allocated allowance...  39,583        2.15        2.15        100.00         42,132       2.07%          2.07%       100.00%
Voluntary allowance.........   3,681          --        0.20           --           2,913                      0.14%
                              ------        ----        ----                       ------       ----           ----        ------
Total allowance.............  43,264          --         --                        45,045
                              ======                                               ======


The allowance for commercial loans includes Ch$1,416 million due to country risk.

     As of December 31, 2002, we had no loans subject to the 5% additional allowance requirement for certain commercial loans, and therefore made no allowances to comply with the additional allowance requirement for restructured consumer loans.

     We do not collect comprehensive data regarding the allocation of charge-offs or the allowance for loan losses among the various types of economic activity set forth in the table under "Loans by Economic Activity". During the years 1999, 2000, 2001 and 2002 all of our ten largest (per year) loan charge-offs related to our commercial loans. Such loans were outstanding to borrowers engaged in a wide variety of activities, and our management is not otherwise aware of any concentration of loan charge-offs or allowance for loan losses in any particular area of economic activity.

Composition of Deposits and Other Commitments

     The following table sets forth the average balances of our deposits and other commitments for the years 2000, 2001 and 2002.

                                                                      For the years,
                                    -----------------------------------------------------------------------------------
                                             2000                         2001                          2002
                                    -------------------------    -------------------------     ------------------------
                                    Average       Average        Average         Average       Average        Average
                                    Balance     nominal rate     balance      nominal rate     Balance     nominal rate
                                    -------     ------------     -------      ------------     -------     ------------
                                        (in millions of constant Ch$ of December 31, 2002, except for percentages)
Checking accounts................     163,709      --           179,067           --            192,398          --
Other demand liabilities.........     174,869      --           198,980           --            226,941          --
Savings accounts.................      54,310     8.1            57,379          5.4             57,438         3.8
Time deposits....................     763,860     9.4           943,699          6.6          1,153,750         4.8
Other commitments                           0      --                 0           --                  0          --
                                    ---------                 ---------                       ---------
   Total                            1,156,748                 1,379,125                       1,630,527
                                    =========                 =========                       =========

     C.     Organizational Structure

   See "History and Development of the Company".

     Below is a simplified organizational chart of our significant subsidiaries as of March 2003.

                                                                                                    Total Assets
                                                                                    BBVA Chile     (in millions of
                                                                     BBVA Chile.     Ownership     Ch$ of December
             Subsidiary                 Country       Activity      Voting Power        (%)            30, 2002)
             ----------                 -------       --------      ------------    ----------     ---------------

                                                    Stock
BBVA BHIF Brokerage                    Chile        Brokerage            100.00         100.00         108,958.0
                                                    Financial
BHIF Advisory                          Chile        Advisory              98.60          98.60           1,124.2
                                                    Closed-end
BHIF Closed-end Fund Manager           Chile        Fund Manager         100.00         100.00           1,480.2
                                                    Residential
                                                    Housing
BHIF Residential Housing Fund                       Fund
   Management                          Chile        Management           100.00         100.00             315.1

                                                    Residential
BBVA BHIF Residential Leasing          Chile        Leasing               97.48          97.48           6,620.4
                                                    Mutual
                                                    Fund
BBVA BHIF Mutual Fund                  Chile        Management           100.00         100.00           5,880.8
                                                    Insurance
BBVA BHIF Insurance Brokerage          Chile        Brokerage            100.00         100.00           3,177.1



     D.       Property, Plants and Equipment

Description Of Property

     We are domiciled in Chile and own our principal executive offices at Huerfanos 1234, Santiago, Chile. At December 31, 2002, we owned the properties where 45 of our 80 branches are located, and the remaining 35 branch locations were leased. All of these facilities are adequate for our present needs and suitable for their intended purposes. Our branches are located in 12 of Chile's thirteen regions. We maintained the number of branches at 80 during 2002 and plan to continue increasing the number of full-service branches as the economic conditions recover. We also plan to extend our network of automated and home-banking facilities.


Item 5.       Operating and Financial Review and Prospects

     A.       Operating Results

Introduction

     The following discussion should be read in conjunction with our Consolidated Financial Statements, including the Notes thereto. Certain amounts (including percentage amounts) that appear herein have been rounded. Certain tabular information and percentage amounts may not add due to rounding.

     Our Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from US GAAP. Note 28 to the Consolidated Financial Statements describes the principal differences between Chilean GAAP and US GAAP as they relate to us and includes a reconciliation to US GAAP of our net income and shareholders' equity for and at the end of the covered periods.

     Unless otherwise indicated, the financial data presented herein for all full-year periods is restated in constant Chilean pesos of December 31, 2002. See Note 1.c) to the Consolidated Financial Statements.

Critical accounting policies

     As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Superintendency of Banks relating thereto, which, together, differ in certain significant aspects from US GAAP. See Note 28 to our audited consolidated financial statements contained at the end of this Annual Report for a description of the principal differences between Chilean GAAP and US GAAP as they relate to us.

     Notes 1 and 2 to our audited consolidated financial statements contain a summary of our significant accounting policies. Some of these policies demand management to make difficult, complex or subjective judgements. As dictated by our accounting procedures, these judgements are then submitted to our Audit Committee and/or to our regulatory authorities and are always disclosed in the notes to our financial statements.

     Management's ability to make subjective decisions is more restricted by Chilean GAAP than by US GAAP. For example, Chilean GAAP requires the level of the allowances for loan losses to be determined on the basis of specific rules rather than on the subjective judgement involved under the US GAAP impairment process. Management can add voluntary allowances, which have a different accounting treatment, but can not modify the allowances so determined.

     We believe that of our critical accounting policies, the following may involve higher degrees of judgement and complexity:

o Investments. Investments which have a secondary market are carried at market value, except for investments held by the brokerage and other subsidiaries which are carried at the lower of cost or market value. Instructions issued by the Superintendency of Banks require market value adjustments to be made against income, except in the case of securities available for sale, in which case the adjustments are made directly against the equity account "Market value adjustments of available for sale securities", included in Reserves. All other investments are carried at cost plus accrued interest and UF indexation adjustment, as applicable.

     We enter into repurchase agreements as a form of borrowing. In this regard, our investments which are sold subject to a repurchase obligation and which serve as collateral for the borrowing are reclassified as "Investment collateral under agreements to repurchase". The liability to repurchase the investments is classified as "Securities sold under agreements to repurchase".

     We also enter into resale agreements as a form of investment. Under these agreements, we purchase securities which are included as an asset under the caption "Investments purchased under agreements to resell".

o Derivatives. The Bank engages in derivative transactions for its own account and on behalf of its customers, mainly corporate clients of the import sector. These transactions arise from forward exchange contracts which are of two types: (i) transactions covering two foreign currencies and (ii) transactions covering Chilean pesos against the U.S. dollar. Foreign exchange contracts involve an agreement to exchange the currency of one country for the currency of another country or an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 30 and 90 days and are not traded in a secondary market, however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty. When the Bank enters into a forward exchange contract, it analyzes and approves the creditor's risk (the risk that the counterparty might default on is obligation). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, obtains collateral.

     The Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. From time to time, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

     The Bank's counterparties in derivative transaction are mainly international investment bank and domestic corporate and financial institution clients.

     Under Chilean GAAP, forward contracts between foreign currencies and U.S. dollars are reported at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso are valued at the closing spot exchange rate of each balance sheet date with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

     Under Chilean GAAP interest rate swap agreements that hedge part of the Bank's investment portfolio are recorded on balance sheet at their estimated fair market values. Unrealized gains or losses are credited or charged to income for those agreements that are designated by the Bank's management as hedges of part of the investment portfolio classified as trading. In the case of the interest rate swap agreements designated by the Bank's management as hedges of part of the investment portfolio as permanent investments, unrealized gains and losses are credited or charged to shareholders' equity.

o Allowance for loan losses. The allowance for loan losses is established through a charge to the provision for loan losses. We have established allowances to cover possible loan losses in accordance with regulations issued by the Superintendency of Banks. The allowance for loan losses is a significant estimate and is regularly evaluated by us for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in actual and forecasted portfolio credit quality and current economic conditions that may affect the borrower's ability to pay. See "Selected Statistical Information-- Risks of the Loan Portfolio". This allowance is always estimated according to specific rules set by the Superintendency, who rates banks according, among other factors, by the way they conduct this process.

o Transfers of Financial Assets. We are engaged in securitization activities in connection with some of our businesses. Gains and losses from securitization are recognized in our consolidated financial statements of income when we relinquish control of the transferred financial assets. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer. The securitization gain or loss is partly dependant on our best estimates of key assumptions, including forecasted credit losses, payment rates, forward yield curves and appropriate discount rates. The use of different estimates or assumptions could produce different financial results.

Overview

     As described below, our financial performance is substantially influenced by factors such as changes in interest rates and inflation rates and economic conditions prevailing in Chile, and by our policy with respect to charging off loans and our recoveries on such loans.

   Chilean Economy

     All of our operations and substantially all of our customers are located in Chile. Accordingly, our results of operations and financial condition are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy has experienced continued growth during the last decade as evidenced by a 5.5% annual compound average increase in GDP from 1992 to 2002, which has resulted in increased demand for loans and credit facilities, particularly from middle-market businesses and individuals. In addition, the inflation rate has been declining from 15% in 1992 to 2.6% in 2001, and to 2.8% in 2002, even though the rise in the international price of oil pushed the inflation rate upwards. The slow growth in Chilean gross domestic product has also led to less significant wage growth in real terms, which has led to smaller increases in both the number and aggregate amount of savings and demand deposits.

     In 1998, as an effect of the Asian crisis, there was a sharp slowdown in the Chilean economy, as well as a steep decline in both copper prices and in Chilean exports generally. In 1999, Chile's GDP decreased 0.8% in real terms. This situation improved during 2000, when Chile's GDP increased 4.2% in real terms. The reduction in the price of Chile's commodity exports and the continued gap between aggregate expenditures and gross domestic product have decreased Chile's current account deficit to almost 0.1% of GDP in 1999. In 2000 this situation changed and the Chile's current account deficit was 1.4% of GDP. At the same time, the financial turmoil in other emerging markets has placed pressure on the Chilean peso. In order to support the Chilean peso and to reduce the current account deficit, the Central Bank increased the overnight interbank rate to 8.5% in February 1998 and to 14.0% in September 1998. Monetary policy has been relaxed since then. The level of the Central Bank's overnight interbank rate as of December 31, 2002 was 3.0%, and continued decreasing during the first half of 2003.

     Within this context, the Central Bank changed its reference interest rate from a real interest rate definition to a nominal definition. Thus, on July 26, 2001, this rate was changed from a 3.5% real interest rate to a 6.5% nominal interest rate, assuming a 3% inflation for the year. From then on, the reference rate has been expressed in nominal terms.

     The reduced level of inflation (by local standards) is explained by a low level of consumer expenditures as well as by the decreasing dollar prices of imported consumer goods. This moderate inflationary trend allowed the Central Bank to reduce the reference interest rate eight times during the year 2002, bringing it from 6.5% in January to 3.0% at the end of the year. The downward trend was immediately followed (and at times anticipated) by the interest rate on long term instruments from the Central Bank.

     Notwithstanding the actions taken by the Central Bank, there exists a potential for a reduction in economic activity in Chile. Any such decline may have a material adverse effect on our business, financial condition or results of operations, including a decline in our net interest margin, a reduced rate of growth in our loan portfolio, increased loan charge-offs, higher provisions for loan losses and lower fee and trading income. In particular, we expect such developments would reduce our net interest margin and result in higher loan loss provisions and charge-offs and, although our management does not anticipate that economic activity will materially decline or that we will be materially adversely affected as a result of the current economic situation, there can be no assurance that such a material adverse effect on us will not occur or that the current economic situation in Chile will not materially worsen.

   Inflation

     Chile has experienced high levels of inflation in the past, which have significantly affected our financial condition and results of operations. However, the rate of inflation in Chile has had a downward trend for the last seven years and was 4.7% in 1998, 2.3% in 1999, 4.5% in 2000, 2.6% in 2001 and
2.8% in 2002.

     In accordance with Chilean GAAP, we reflect the effect of inflation on its financial statements considering whether an asset or liability is of a monetary nature or not. These adjustments measure the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation, other than those denominated in UF or foreign currencies.

     Substantially all of our assets and liabilities are monetary. Substantially all monetary assets and liabilities in Chile are denominated in (i) UF, a unit of account developed during the 1960s whose value in Chilean pesos is indexed to Chilean inflation, (ii) nominal Chilean pesos or (iii) dollars. The UF is revalued once a month for each day in the period beginning on the tenth day of such month through the ninth day of the succeeding month in order to reflect the prior month's change in the CPI as determined by the INE. At December 31, 2002, one UF was equal to Ch$16,744.12 (US$23.5 at the Observed Exchange Rate in effect at such date). A significant portion of the loans made by us with a maturity greater than 90 days is denominated in UF, as are savings deposits and certain time deposits (generally those having maturities in excess of 90 days). The nominal Chilean peso value of UF-denominated loans and deposits will increase or decrease with changes in the CPI. The effect of any changes in the nominal Chilean peso value of the UF on UF-denominated assets or liabilities is reflected in our statement of income as an increase or decrease in interest revenue or expense.

     Our earnings will be positively affected by inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. This positive effect will decrease as the rate of inflation decreases. See "--Net Interest Revenue--Interest Revenue". Our earnings will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Net interest revenue on Chilean peso-denominated consumer loans is more negatively affected by decreasing inflation than net interest revenue on UF-denominated commercial loans because consumer loans are unindexed short-term loans and the nominal interest rates earned on consumer loans decrease with decreasing inflation. Commercial loans are typically longer term loans and are denominated in UF. In addition, we have Chilean peso-denominated, non-interest earning assets and non-interest bearing liabilities whose value is particularly susceptible to inflation, which causes them to decrease in real terms. Our earnings will be positively affected by inflation in any period in which our Chilean peso-denominated, non-interest bearing liabilities are greater than our Chilean peso-denominated, non-interest earning assets and negatively affected by inflation in any period in which our Chilean peso-denominated, non-interest earning assets are greater than our Chilean peso-denominated, non-interest bearing liabilities. Chilean GAAP requires that adjustments be made to non-monetary assets and liabilities, primarily to our fixed assets and to our shareholders' equity, to reflect the effects of inflation. The net effect of this inflation adjustment is shown as "price-level restatement" in our income statement. The inflation rate used for purposes of such adjustments is the change in the CPI, with a lag of one month, which was 2.6%, 4.7%, 3.1% and 3.0% in the years ended December 31, 1999, 2000, 2001 and 2002 respectively.

   Interest Rates

     In Chile, the current account was adversely affected by the Asian crisis, which resulted in lower volumes of exports to the affected countries, as well as lower prices of commodities, such as copper, wood pulp, fish meal and fruits, exported by Chile. See "--Chilean Economy". Apart from the effects of the Asian crisis on the current account deficit, Chile's economy in the second half of 1997 and the first quarter of 1998 was showing signs of overheating since aggregate demand (consumption plus investment) was expanding at a faster rate than GDP. This gap, together with the current account deficit, prompted the Central Bank to adopt a very tight monetary policy. The Central Bank increased the overnight interbank rate to 8.5% in early January and to 14.5% in mid-September of 1998. As a result of these policies, economic growth decelerated sharply in 1998. During this period, GDP grew 3.9% and the current account reached 5.7% of GDP. The growth rate of aggregate demand also slowed to 3.9% in 1998 compared to 9.1% in 1997.

     As a result of the sharp deceleration of GDP and aggregate demand in the last quarter of 1998, the Central Bank began to relax its monetary policy and continued to do so during the second half of 2000. The Central Bank's overnight interbank rate was 5.0% as of December 31, 2000. Despite these lower rates, GDP growth did not recover until the second quarter of 2000. GDP grew 2.8% in 2001, below expectations, inflation rose 2.6% during the same period and domestic spending estimated growth was approximately 2.8%. A decreasing interest rate since early 2000 and the higher expected growth in GDP are expected to positively affect the growth and quality of our investment portfolio.

     After the contractionary monetary policy adopted to deal with the Asian crisis, in 1999 the Central Bank reassumed a normal monetary stance. As of December 31, 2002, with overnight interest rates at 3.0% nominal, the Central Bank has more freedom to confront higher international interest rates:

     o On the inflationary side, the Central Bank has announced that in the 0-12 months horizon, the relevant inflationary target is core inflation. From 12-24 months it is the total CPI inflation that guides monetary policy. In that context, there are no relevant threats to achieve inflation targets.

     o The exchange rate was changed from a band to a float system. This gives the Central Bank the ability to allow wider variations in the exchange rate without being forced to act, thus discouraging speculation on the appreciation or depreciation of the Chilean peso.

     o Until August 9, 2001, the Central Bank expressed its reference interest rate in real terms. Effective that date, the Central Bank begun expressing it in nominal terms, assuming an annual inflation of 3.5% for 2001. The rate changed from 3.0% in real terms to 6.5% in nominal terms, without further changes until year end. In 2002, the Central Bank has reduced the rate on eight occasions, ending the year with a reference rate of 3.0%. In 2003, the Central Bank further reduced its reference interest rate on one occasion, to 2.75%, where it stood as of May 31, 2003.

     Interest rates earned and paid on our assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank's monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprise faster than its assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Accordingly, our net interest margin on assets and liabilities tends to be adversely affected in the short term by increases in inflation or short-term rates and to benefit in the short term from decreases in inflation or short-term rates, although the existence of non-interest bearing Chilean peso-denominated demand deposits tends to mitigate both effects. See "--Inflation". In addition, because our Chilean peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month's inflation, customers often switch funds from UF-denominated deposits to more expensive Chilean peso-denominated deposits, thereby adversely affecting our net interest margin.

Business strategy

     The growth of the economy has generated a demand for financial services from an increasing number of individuals in all income segments of the population and from an increasing number of companies, although at a slow pace due to the current economic environment. Our business strategy has shifted to target the growing demand for banking products and services from upper to lower-middle income individuals and from large corporations to small-size companies. Our strategy aims to increase lending and to provide services through cross-selling to all customer segments. Our historical strength in residential mortgages and with medium and small-size companies serves as a natural and strong base for expansion in those markets. While we believe that this strategy has the potential to provide higher net interest margins, it also has the potential to expose us to a higher degree of credit risk. We continuously seek to improve the quality of our loan portfolio and our risk index through the adherence to our new loan origination procedures and credit management policies. See "Information on the Company -- Business Overview" and "Selected Statistical Information-- Loans by economic activity".

Mortgage Finance Bonds Issued and Held by Us

     From time to time, we use other sources of financing to fund our residential mortgage loans; however, we generally fund our residential mortgage loans through the issuance of mortgage finance bonds which are our recourse obligations with payment terms matched to the related mortgage loans, bearing interest at a spread below the interest rate applicable to such mortgage loans. However, if we were ever to be liquidated, the mortgage finance bond holders would be secured by a pool of mortgages.

     Mortgage finance bonds are traditionally placed with institutions, such as pension funds, mutual funds and insurance companies, seeking long-term fixed-income investments. However, we also purchase mortgage finance bonds we have issued for our own account and hold them as financial investments. Unlike US GAAP, under which mortgage finance bonds issued by us and held for future sale would be offset against the related liability, under Chilean GAAP such mortgage finance bonds and the related liability appeared on our balance sheet until 2001 as "financial investment" and "mortgage finance bonds", respectively. Since 2002, under Chilean GAAP mortgage finance bonds issued by us and held for future sale have been offset by the related liability, as in US GAAP. See Note
2. to the Consolidated Financial Statements. At December 31, 2002, we had issued and outstanding Ch$257,134.5 million of mortgage finance bonds, net.

     According to the General Banking Law, if a bank faces solvency problems and a reorganization plan has been proposed, its board of directors shall put up at separate auctions its residential mortgage loans and its commercial real estate loans funded through mortgage finance bonds. The board will transfer the loans to the best offer as long as such offer is equal to or higher than the amount that shall be paid to the other creditors of the bank pursuant to the reorganization plan. If that is not the case, a new auction shall be carried out and the same rules shall apply. If there is a successful bidder, it shall pay the mortgage finance bonds, but the aggregate principal amount of such bonds shall be reduced to the amount paid by the successful bidder. If the auction does not succeed, the holders of the mortgage finance bonds shall be subject to the provisions of the reorganization plan. In the event of mandatory liquidation of a bank, the same rules apply; provided that in order for an offer to be accepted, it shall be equal to or higher than 90% of the face value of the mortgage finance bonds, unless the holders of a majority of the issued and outstanding mortgage finance bonds approve the offer in a meeting specially called for this purpose by the liquidator.

     Pursuant to the regulations of the Superintendency of Banks, as of April 1, 1996, mortgage finance bonds issued by us and held in our own investment portfolio, which had previously been carried at cost, were required to be marked to market on an ongoing basis (mortgage finance bonds issued by other banks and held by us in our investment portfolio were already, as of April 1, 1996, required to be marked to market). The gains and losses resulting from the holding of mortgage finance bonds issued by us (or issued by other banks) appear as "other operating income (gains and losses from trading and brokerage activities)" in our consolidated statements of income.

     However, in September 1998, the Superintendency of Banks modified the regulations regarding the valuation of financial investments. Due to this modification, all mortgage finance bonds issued by us and held in our own investment portfolio that were acquired prior to January 1, 1998 are recorded at their December 31, 1997 carrying values until they reach maturity or are sold. See "Description of Business--Chilean Regulation and Supervision--Recently Enacted Banking Legislation--Mark to Market Requirements for Financial Investments".

Contingent Loans

     Contingent loans consist of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments. Chilean banks charge their customers a fee on contingent loans as well as interest for the periods of the contingent debt. Accordingly, contingent loans are treated by us as interest earning assets. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest earning assets. See "Description of Business--Selected Statistical Information--Average Balance Sheets and Interest Rate Data".

     In addition, under Chilean GAAP, rights and obligations with respect to contingent loans are treated as contingent assets and liabilities on our consolidated balance sheets. This practice differs from US GAAP, under which such contingent amounts are not recognized on the consolidated balance sheets but are disclosed off-balance sheet in memorandum accounts. Accordingly, to the extent we maintain contingent loans and contingent liabilities, our consolidated balance sheets will appear different than if they had been prepared under US GAAP. See Note 28.f) to the Consolidated Financial Statements.

     At December 31, 2002, we had Ch$84,691.5 million contingent loans and Ch$85,457.4 million contingent liabilities outstanding.

Accounting Treatment for Financial Investments

     In 1998, we opted to apply a new rule of the Superintendency of Banks, which changed the accounting treatment for financial investments considered available for sale. This criteria allows us to charge to an equity account, and not income, the market value adjustments of such investments. The effect of this change resulted in a charge to equity of Ch$1,729 million in 1998. As from June 1998, and with the consent of the Superintendency of Banks, we began to record commissions earned and paid relating to retail banking products on an accrual basis. Until then, these commissions were recorded at the time of collection or payment.

Deferred income taxes

     As of January 1, 1999, we and our subsidiaries have recorded the effects of deferred income taxes for temporary differences in accordance with Circular 2984 of the Chilean Superintendency of Banks and Financial Institutions and Technical Bulletin No. 60 of the Chilean Institute of Accountants. This generated a credit of Ch$5,389 million to income for the year.

     As of January 1, 2002, the effects of deferred income taxes for temporary differences generated a credit of Ch$3,743 million to income for the year. See
Note 23 to the Consolidated Financial Statements.

Net Income (2002)

     Consolidated net income for the year ended December 31, 2002 increased to Ch$20,255 million in 2002 from Ch$15,335 million in 2001 due principally to a Ch$15,672 million increase in net interest revenue, to a Ch$4,534 million increase in income from services, net and to a Ch$2,196 million increase in the recoveries of loans previously charged off; partially offset by a Ch$12,586 million decrease in other operating income, a Ch$3,864 million increase in operating expenses and a Ch$1,638 million increase in income taxes. All other items on the income statement had variations of under Ch$500 million from 2001.

Charge-offs and Recoveries

     At December 31, 2002, we had Ch$115,312 million in memorandum accounts related to loans previously charged off, comprised of Ch$53,818 million of loans reacquired from the Central Bank in connection with the Central Bank Subordinated Debt (the "Reacquired Loans Previously Charged Off") and Ch$61,327 million of loans charged off by us as part of our operating policies (the "Operational Loans Previously Charged Off"). See "Business Overview--Chilean Regulation and Supervision--The Central Bank", "--Other Income--Recoveries of Loans Previously Charged Off" and "Selected Statistical Information--Analysis of our Loan Classifications". The following table provides information regarding our loans previously charged off at the end of each of the last five years.


                                                                      At December 31,
                                            ------------------------------------------------------------------------
                                            1998              1999             2000           2001           2002
                                            ----              ----             ----           ----           ----
                                                    (in millions of constant Ch$ of December 31, 2002)

Reacquired Loans Previously
   Charged Off.....................        51,009             49,935          43,330         47,537        49,388
Operational Loans Previously
   Charged Off.....................       114,062            115,417          80,362         67,607        65,924
                                          -------            -------         -------        -------       -------
   Total...........................       165,071            165,352         123,692        115,144       115,312
                                          =======            =======         =======        =======       =======


Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

     The following table sets forth the principal components of our net income for the years ended December 31, 2000, 2001 and 2002.


                                                     Year ended December 31,                     % Change
                                             ---------------------------------------    ---------------------------
                                                 2000           2001          2002        2000/2001      2002/2001
                                                 ----           ----          ----        ---------      ---------
                                             (in millions of constant Ch$ of December 31, 2002, except percentages)
Principal components of net income:
   Net interest revenue...................      80,079        93,342        109,014       16.60%        16.8%
   Provision for loan losses..............    (24,459)      (31,556)       (31,316)       29.00         (0.8)
   Income from services, net..............      11,795        17,228         21,762       46.10         26.3
   Other operating income, net............       5,328         4,392        (8,195)      (17.60)      (286.6)
   Other income and expenses, net:

   Recovery of loans previously charged
   off....................................       7,674         7,500          9,696       (2.30)        29.3
   Other income and expenses..............        (15)         1,093          1,169   (7,671.40)         7.0
   Operating expenses.....................    (62,074)      (71,295)       (75,159)       14.90          5.4
   Loss from price-level restatement......     (5,388)       (4,464)        (4,164)      (17.10)        (6.7)

                                                      Year ended December 31,                     % Change
                                             -----------------------------------------   --------------------------
                                                 2000           2001          2002        2000/2001      2002/2001
                                                 ----           ----          ----        ---------      ---------
                                             (in millions of constant Ch$ of December 31, 2002, except percentages)

   Minority interest in consolidated
     subsidiaries.........................        (20)          (24)           (34)       21.10         41.7
   Income taxes...........................       1,984         (881)        (2,518)     (144.40)       185.8
                                                 -----         ----         ------      -------        -----
   Net income.............................      14,904        15,335         20,255        2.90%        32.1%
                                                 =====         ====         ======      =======        =====


     Our net income for 2002 reached Ch$20,255 million, an increase of 32.1% from Ch$15,334 million in 2001, which in turn had increased by 2.9% from Ch$14,905 million in 2000. The increase in 2002 was attributable principally to
(i) a 16.8% increase in net interest revenue due to an increase in volume of interest bearing assets and liabilities, (ii) a 26.3% increase in income from services, net, due mainly to a 41.2% increase in commissions on pension payments, and to a 30.4% reduction in the commissions paid on placement and servicing of loans, and (iii) to a 29.3% increase in the recovery of loans previously charged off.

     Return on total average assets for each of 2000, 2001 and 2002 was 0.68%, 0.59% and 0.71%, respectively. Return on average shareholders' equity was 8.21% for 2002 compared to 6.28% for 2001 and 7.63% for 2000. The increase in return on total average assets in 2002 is attributable mostly to the improvements in portfolio quality and to the increase in recoveries of loans previously charged off. Net interest revenue has continued to grow slower than loans due to the prevailing low levels of both interest rates and inflation, dampening the growth of our return on average shareholders' equity. The decreasing level of provisions is mostly due to an industry wide trend, caused by the stable economic conditions prevailing during most of the year 2002 in Chile.

   Net Interest Revenue

     Our net interest revenue increased by 16.8% in 2002 compared to 2001. This increase comes on top of the 16.6% increase registered in 2001 and is completely attributable to the increase in the average volume of interest earning assets, which more than compensated for the reduction caused by the declining levels of the reference interest rate.

     The following table sets forth the elements of our net interest revenue for the years ended December 31, 2000, 2001 and 2002:


                                             Year ended December 31,                         % Change
                                    -----------------------------------------        --------------------------
                                               (in millions of constant Ch$ of December 31, 2002)

                                      2000              2001           2002          2001/2000        2002/2001
                                      ----              ----           ----          ---------        ---------
Interest revenue..............       225,990          218,194        216,464           (3.4)%            (0.8)%
Interest expense..............      (145,911)        (124,852)      (107,450)         (14.4)%           (13.9)%
                                    --------         --------       --------          -----             -----
   Net interest revenue.......        80,079           93,342        109,014           16.6%             16.8%
                                    ========         ========       ========          =====             =====


     The following table sets forth the effect on our net interest revenue of changes in (i) the average volume of interest earning assets and interest bearing liabilities, and (ii) their respective average nominal interest rates during the relevant periods:

                                                                         2001/2000               2002/2001
                                                                    Increase (decrease)     Increase (decrease)
                                                                    -------------------     -------------------
                                                               (in millions of constant Ch$ of December 31, 2002)

Due to changes in average volume of interest earning assets
   and interest bearing liabilities............................         15,115                   24,635
Due to changes in average nominal interest rates...............         (1,859)                  (8,958)
                                                                        ------                   ------
Net change.....................................................         13,256                   15,677
                                                                        ======                   ======


     Net interest revenue in 2002 increased 16.8% from 2001, a Ch$15,676 million increase. Such increase is a net result of a 10.5% increase in the volume of interest earning assets and of a 13.2% increase in the volume of interest bearing liabilities. The lower increase in interest bearing liabilities allowed the effect of the increase in asset volume to prevail, with a net effect of Ch$24,635 million due to volume. The significant reductions in the average nominal interest rate had a marked effect on both interest revenue and on interest expense, and the net effect of such changes was a decrease of Ch$8,959 million in 2002.

     Net interest revenue in 2001 increased 16.6% from 2000, a Ch$13,256 million increase. Such increase was a net result of a 18.8% increase in the volume of interest earning assets and of a 15.5% increase in the volume of interest earning liabilities. The lower increase in interest bearing liabilities allowed the effect of the increase in asset volume to prevail, with a net effect of Ch$15,117 million due to volume. The variations in the average nominal interest rate had a marked effect on both interest revenue and on interest expense, but since both effects offset each other, the net effect of the variations in the average nominal interest rate was a decrease of Ch$1,862 million in 2001.

     Our net interest margin (net interest revenue over average interest earning assets) decreased from 4.22% in 2001 to 3.28% in 2002, primarily due to the decrease in the average interest rate earned, mainly as a result of a decrease in the market rates in a context of stable inflation rate which was not offset by the changes in the loan portfolio composition. Our net interest margin decreased from 4.30% in 2000 to 4.22% in 2001, primarily due to a 16.6% increase in net interest revenue that was more than offset by the 18.8% growth in average interest earning assets due to the decreasing interest rates.

   Interest Revenue

     The following table sets forth information as to our interest revenue and average interest earning assets for the years ended December 31, 2000, 2001 and 2002:


                                                 Year ended December 31,                         % Change
                                                 -----------------------                         --------
                                             2000             2001           2002          2001/2000       2002/2001
                                             ----             ----           ----          ---------       ---------
                                                    (in millions of constant Ch$ of December 31, 2002)
Interest revenue.................          225,990         218,194         216,464           (3.4)%           (0.8)%
Average interest earning assets:
Loans............................        1,498,449       1,739,619       1,897,359           16.1              9.1
Investments......................          336,614         444,385         511,591           32.0             15.1
Interbank deposits                          25,467          26,969          34,522            5.9             28.0
                                         ---------       ---------       ---------      ---------        ---------
Total                                    1,860,530       2,210,973       2,443,472           18.8%            10.5%
                                         =========       =========       =========      =========        =========
Average nominal interest rates               12.1%            9.9%           8.90%            --               --

     The following table sets forth the effect on our interest revenue of changes in (i) the average volume of interest earning assets, and (ii) average nominal interest rates during the relevant periods:

                                                                          2001/2000              2002/2001
                                                                     Increase (decrease)    Increase (decrease)
                                                                     -------------------    -------------------
                                                                      (in millions of constant Ch$ of December
                                                                                     31, 2002)
                                                                      ----------------------------------------
Due to changes in average volume of interest earning assets.......               28,174                 20,913
Due to changes in average nominal interest rates..................             (35,981)               (22,632)

                                                                          2001/2000              2002/2001
                                                                     Increase (decrease)    Increase (decrease)
                                                                     -------------------    -------------------
                                                                      (in millions of constant Ch$ of December
                                                                                     31, 2002)
                                                                      ----------------------------------------
Net change........................................................              (7,807)                (1,719)

     Interest revenue in 2002 decreased 0.8% from 2001. The decrease in interest revenue is primarily the result of an increase in average interest earning assets that was offset by a 100 bp decrease in average nominal interest rates, which was due to a stabilization in the annual rate of inflation, a decrease in the Central Bank reference interest rate and a low activity environment. In accordance with the strategy established by us, the higher growth operations within the loan portfolio continued to be the Crediton and the Hipotecon. See "Business Overview-Retail Market: Middle and Lower-Middle Income Individuals". See "Selected Statistical Information--Loan Portfolio". The positive impact on interest revenue resulting from the increase in average interest earning assets went together with a negative impact of changes in average nominal interest rates.

     Interest revenue in 2001 decreased 3.4% from 2000. The decrease in interest revenue was primarily the result of a 220 bp decrease in average nominal interest rates, which was due to a reduction in the annual rate of inflation, and a decrease in the Central Bank reference interest rate. In accordance with the strategy established by us, the higher growth operations within the loan portfolio were the Crediton and the Hipotecon. See "Business Overview --Retail
Market: Middle and Lower-Middle Income Individuals". In fact, the average balance of consumer loans grew 19.5% and the average balance of mortgage loans diminished 3.9%. See "Selected Statistical Information--Loan Portfolio". The positive impact on interest revenue resulting from the increase in average interest earning assets was more than offset by a decrease in average nominal interest rates, which was attributable to a reduction in the rate of inflation from 2000 to 2001 and to the reduction of the overnight interest rate.

   Interest Expense

     The following table sets forth our interest expense, average interest bearing liabilities and average non-interest bearing demand deposits for the years ended December 31, 2000, 2001 and 2002:

                                                         Year ended December 31,                      % Change
                                                    ------------------------------------      ------------------------
                                                    2000           2001          2002         2001/2000      2002/2001
                                                    ----           ----          ----         ---------      ---------
                                                           (in millions of constant Ch$ of December 31, 2002)
Interest expense............................        145,911       124,852        107,450         (14.4)%        (13.9)%
Average interest bearing liabilities:
Deposits(1).................................        818,171     1,001,078      1,211,188          22.4           21.0
Mortgage finance bonds(2)...................        259,999       251,483        247,046          (3.3)          (1.8)
Other interest bearing liabilities(3).......        462,837       527,698        557,695          14.0            5.7
                                  --                -------       -------        -------          ----            ---
Total.......................................      1,541,007     1,780,259      2,015,929          15.5           13.2
                                                  =========     =========      =========
Average nominal interest rates..............           9.05          7.00           5.30
Average non-interest bearing demand
   deposits.................................        338,579       378,046        419,339          11.7%          10.9%

----------------------
(1) Combines "Savings accounts" and "Time deposits" shown in the tables set forth under "Selected Statistical Information--Average Balance Sheets and Interest Rate Data".

(2) Unsecured bonds with maturities ranging from five to 30 years, the proceeds of which are used to fund mortgage lending.

(3) Combines "Central Bank borrowings", "Securities sold under agreements to repurchase" and "Other interest bearing liabilities" shown in the tables set forth under "Selected Statistical Information--Average Balance Sheets and Interest Rate Data".

     The following table sets forth the effect on our interest expense of changes in (i) average volume of interest bearing liabilities, and (ii) average nominal interest rates during the relevant periods:


                                                                                    2001/2000                2002/2001
                                                                               Increase (decrease)      Increase (decrease)
                                                                               -------------------      -------------------
                                                                                     (in millions of constant Ch$
                                                                                        of December 31, 2002)
Due to changes in average volume of interest bearing liabilities........                 13,057              (3,722)
Due to changes in average nominal interest rates........................               (34,122)             (13,674)
Net change..............................................................               (21,065)             (17,396)

     Interest expense in 2002 decreased 13.9% from 2001, despite the 21% increase in average interest bearing deposits, mainly concentrated in time deposits, and primarily as a result of a 191 bp decrease in the average nominal interest rate paid by us on such liabilities. Such effects are accompanied by a 10.9% increase in non-interest bearing demand deposits, mainly concentrated in checking accounts, and by further reductions on the Central Bank reference interest rates. The effect of the decrease in the average nominal interest rate paid by us amounted to Ch$(13,674) million, more than offsetting the Ch$(3,722) million effect of the increase in the average volume of interest bearing liabilities. Within deposits, time deposits, which represent close to 73% of total deposits, increase 22.3% whereas savings accounts increase 0.1%. See "--Overview".

     Interest expense in 2001 decreased 14.4% from 2000, primarily as a result of an 11.7% increase in non-interest bearing demand deposits, mainly concentrated in checking accounts, by a 195bp decrease in the average nominal interest rate paid by us on such liabilities and by further reductions on the Central Bank reference interest rates. Such effects are partially offset by the 22.4% increase in average interest bearing demand deposits, mainly concentrated in time deposits. The effect of the decrease in the average nominal interest rate paid by us amounted to Ch$(34,122) million, more than compensating for the Ch$13,057 million effect of the increase in the average volume of interest bearing liabilities Within deposits, time deposits, which represent close to 60% of total deposits, increased 23.5% whereas savings accounts increased 5.7%. See "Operating Results--Overview".

   Provision for Loan Losses

     Chilean banks are required to maintain reserves to cover possible credit losses that at least equal their loans to customers multiplied by the greater of
(i) their risk index or (ii) 0.75%. The risk index is derived from management's classification of our portfolio according to objective criteria relating to the performance of the loans or, in the case of commercial loans, management's estimate of the likelihood of default. Banks in Chile are also required to establish individual loan loss reserves for loans that are more than 90 days past due. The amount of the individual loan loss reserves is equal to 100% of the unsecured past due portion of the loan if such amounts in the aggregate exceed the global loan loss reserve. See "Business Overview--Selected Statistical Information--Classification of Loan Portfolio" and "--Selected Statistical Information--Loan Loss Reserves". Banks in Chile are also required to maintain additional consumer loan loss reserves as a result of the new provisioning requirements for consumer loans set by the Superintendency of Banks. See "Business Overview --Chilean Regulation And Supervision--Recently Enacted Banking Legislation--Allowance Requirements for Consumer Lending". A bank may also maintain voluntary additional loan loss reserves in excess of the minimum amounts required as global and individual loan loss reserves. Provisions to such voluntary reserves are not deducted from income for tax purposes.

     The following table sets forth information about us with respect to the allowance for loan losses and its principal components, provision for loan losses and charge-offs, at and for each of the years ended December 31, 2000, 2001 and 2002, respectively:


                                                       December 31,                               % Change
                                        ----------------------------------------         -------------------------
                                           2000             2001            2002         2001/2000       2002/2001
                                           ----             ----            ----         ---------       ---------
                                        (in millions of constant Ch$ of December 31, 2002, except for percentages)
Provisions for loan losses.......           24,459          31,556          31,316        29.0%           (0.8)%
Charge-offs......................          (23,759)        (23,950)        (28,274)        0.8            18.0


                                                       December 31,                               % Change
                                        ----------------------------------------         -------------------------
                                           2000             2001            2002         2001/2000       2002/2001
                                           ----             ----            ----         ---------       ---------
                                        (in millions of constant Ch$ of December 31, 2002, except for percentages)
Total loans...........................   1,704,486       1,841,159       2,098,564         8.0            14.0
   Risk index.........................        2.03            1.82            1.67       (10.3)
   Required allowance for loan
     losses based on risk index ......      34,601          33,509          35,046        (3.2)            4.0
   Allowance for loan losses .........      38,273          43,264          45,045        13.0%            4.1%
   Allowance for loan losses as
     a percentage of total loans .....        2.25            2.35            2.15

     The amount charged to income as provision for loan losses decreased 0.8% to Ch$31,316 million in 2002 from Ch$31,556 million in 2001. This decrease was primarily explained by an improvement in portfolio quality due to three years of applying more demanding criteria in loan origination and in the implementation of credit scoring, offset by the falling into past due of a specific set of loans (already classified as low quality loans).

     As a result of this improvement in portfolio quality, our risk index decreased from 1.82% at December 31, 2001 to 1.67% at December 31, 2002. In addition, 95.4% of our loans were category A and category B loans in 2002, compared to 94.8% in 2001. See "Selected Statistical Information--Analysis of Our Loan Classifications".

     The amount charged to income as provisions for loan losses was offset in part by the increase in the required allowance for loan losses based on risk index, due to the increase in loan volume. The net effect on our coverage level decreased the level of allowances for loan losses over the loan portfolio from 2.35% in 2001 to 2.15% in 2002. When compared with past due loans, allowances for loan losses represented 126.0% of past due loans in 2000 and 111.9% in 2001. Our policy of over 100% coverage was exceeded as we achieved 109.0% coverage at year end 2002.

     Mainly as a result of the changes in our loan classification, BBVA Chile's risk index was 1.67% at December 31, 2002, down from 1.82% at December 31, 2001 and from 2.03% at December 31, 2000, compared to an average risk index for the Chilean financial system of 2.0% at October 31, 2002 (the most recent available information for the industry), 1.90% at October 31, 2001 and 2.08% at October 31, 2000. For a discussion of our policies and practices regarding loan loss provisions and allowances, see "Business Overview--Selected Statistical Information--Allowance for Loan Losses".

     The amount charged to income as provisions for loan losses increased 13.0% to Ch$43,263 million in 2001 from Ch$38,273 million in 2000. This increase was primarily the result of the use of voluntary allowances and of an improvement in portfolio quality due to the application of the new criteria and procedures. See "Selected Statistical Information--Analysis of Our Loan Classifications".

     In the fourth quarter of 1998, soon after the BBVA Group took control of us, we conducted an extensive revision of our loan portfolio, which resulted in an extensive cleanup and downgrading of a part of our portfolio and in an 86.9% increase in charge-offs in 1998. The economic recession that affected the country over the 1998-1999 period caused a significant loan quality deterioration across the Chilean banking industry and is mostly responsible for the 29.7% increase of charge-offs in 1999. In light of these events, with the aim of reaching a level of allowances for loan losses that would be adequate even if conditions worsened, we established in 1999 additional (voluntary) allowances for an amount of Ch$5,180 million.

   Other Income

     Income from Services, Net. The following table sets forth the components of our income from services, net for the years ended December 31, 2000, 2001 and 2002:


                                                    Year ended December 31,                         % Change
                                           ---------------------------------------         -------------------------
                                             2000            2001             2002         2001/2000       2002/2001
                                             ----            ----             ----         ---------       ---------
                                           (in millions of constant Ch$ of December 31, 2002, except for percentages)
Fees from services:
Commissions on insurance brokerage .......  1,588             1,951           2,170           22.9%           11.2%
Credit cards .............................  1,144             1,299           1,275           13.5%          (1.8)%
Current accounts .........................  2,898             4,839           4,459           67.0%          (7.9)%
Pension payments .........................  1,043             2,719           3,840          160.7%           41.2%
Contingent loans and letters of credit ...    623             1,001             762           60.7%         (23.9)%
Automatic teller machines ................  1,059               541           1,596         (48.9)%          195.0%
Collections ..............................    798               389             354         (51.3)%          (9.0)%
Purchases and sales of foreign
exchange .................................    142               214             272           50.7%           27.1%
Lines of credit and overdrafts ...........    919               484             675         (47.3)%           39.5%
On-line accounts .........................    312               210             169         (32.7)%         (19.5)%
Custody and Trust services ...............     57                59             130            3.5%          120.3%
Service charges on deposit accounts ......    226               206             204          (8.8)%          (1.0)%
Service charges on loans .................    536               380             534         (29.1)%           40.5%
Fees from collections of insurance
premiums .................................  1,199             1,260           1,507            5.1%           19.6%
Loan and securities collections ..........    153                 -               -        (100.0)%               -
Brokerage fees ...........................    553               610             737           10.3%           20.8%
Commissions on mutual and investment
  Funds administration ...................  2,176             2,301           2,578            5.7%           12.0%
Lease contracts fees .....................      -               474             483               -            1.9%
Financial advisory services ..............    306               432               -           41.2%        (100.0)%
Fees charged on prepaid loans ............      1               573           1,645        57200.0%          187.1%
Other ....................................    902             2,340           2,944          159.4%           25.8%
                                           ------            ------          ------           ----            ----
      Total income from services ......... 16,635            22,282          26,334           33.9%           18.2%
                                           ======            ======          ======           ====            ====
Services expenses
Brokerage expenses .......................    (64)             (74)            (39)          15.60%        (47.30)%
Brokerage fees ...........................   (360)            (331)           (305)         (8.10)%         (7.90)%
Credit card operators ....................   (613)            (778)         (1,017)          26.90%          30.70%
Automatic teller machines ................   (791)            (873)         (1,031)          10.40%          18.10%
Collection expenses ......................    (19)             (12)            (20)        (36.80)%          66.70%
Commissions on placement and                                                                               (30.40)%
servicing of loans ....................... (2,833)          (2,553)         (1,777)         (9.90)%
Other ....................................   (160)            (433)           (383)         170.60%        (11.50)%
      Total services expenses ............ (4,840)          (5,054)         (4,572)           4.40%         (9.50)%
             Income from services, net ... 11,795           17,228          21,762            46.1%          26.3%

     Our net income from services increased 26.3% to Ch$21,762 million in 2002 from Ch$17,228 million in 2001. This increase was primarily the result of (i) a 41.2% increase in commission on pension payments to Ch$3,840 million in 2002 from Ch$2,719 million in 2001; (ii) a 187.1% increase in fees charged on prepaid loans to Ch$1,645 million on 2002 from Ch$573 million on 2001; and (iii) a 195% increase in commissions from Automatic Teller Machines to Ch$1,596 million in 2002 from Ch$541 million in 2001. These increases were partially offset by (i) a Ch$432 million decrease in fees form financial advisory services and (ii) a 7.9% decrease in fees and commissions on current accounts to Ch$4,459 million in 2002 from Ch$4,839 million in 2001. See "Business Overview--Lines of Business--Retail Banking".

     Our net income from services increased 46.1% to Ch$17,228 million in 2001 from Ch$11,795 million in 2000. This increase was primarily the result of (i) an 67% increase in commission on current accounts to Ch$4,839 million in 2001 from Ch$2,898 million in 2000 and (ii) a Ch$1,676 million increase in commissions on pension payments to

Ch$2,719 million in 2001 from Ch$1,043 million in 2000. These increases were partially offset by: (i) a Ch$518 million decrease in commissions from Automatic Teller Machines and (ii) a 47.3% decrease in fees from lines of credit and overdrafts.

     The commission on pension payments stems from a clause in the pension payment contract that states that a commission is due if the balances held at the bank fall below a previously established level. This condition was met for the first time in 1999.

     For information related to our lines of businesses, see Note 28.2.e) ("Segment Information") to the Consolidated Financial Statements.

     Other Operating Income, Net. The following table sets forth the components of our other operating income, net for the years ended December 31, 2000, 2001 and 2002:

                                             Year ended December 31,                      % Change
                                       -----------------------------------        ------------------------
                                       2000           2001            2002        2001/2000      2002/2001
                                       ----           ----            ----        ---------      ---------
                                               (in millions of constant Ch$ of December 31, 2002)
Gains (losses) on financial
   instruments, net...................   3,951          8,554           6,140          116.5%        (28.2)%
Foreign exchange
   transactions, net..................   1,377         (4,162)        (14,335)        (402.2)        244.4
                                         -----          -----          ------         ------        ------
Other operating income, net...........   5,328          4,392          (8,195)         (17.6)%      (286.6)%
                                         =====          =====          ======         ======        ======


     In 2002, we recorded a loss of Ch$225 million in our other operating income, net, primarily due to gains on financial instruments due to the declining interest rates and to losses in foreign exchange transactions. The latter losses were a result of the high volatility exhibited by the exchange rate, particularly over specific periods of the year.

     In 2001, we recorded a gain of Ch$4,392 million in other operating income, net, due to the losses obtained from foreign exchange transactions and gains on financial instruments. This gain was also in a period of high volatility exhibited by the exchange rate, particularly in the first quarter of the year.

     Other Income and Expenses. The following table sets forth the principal components of our other income and expenses for the years ended December 31, 2000, 2001 and 2002:

                                                    Year ended December 31,                    % Change
                                               ---------------------------------        ----------------------
                                               2000           2001          2002        2001/2000    2002/2001
                                               ----           ----          ----        ---------    ---------
                                                    (in millions of constant Ch$ as of December 31, 2002)
Recoveries of loans previously charged        7,573
   off.......................................               7,420          9,679            (2.0)%        30.4
Recoveries of loans reacquired from the         101
   Central Bank..............................                  80             17           (20.8)        (78.8)
Subtotal..................................... 7,674         7,500          9,696            (2.3)         29.3
Non-operating income......................... 2,866         3,948          4,776            37.7          31.0
Non-operating expenses.......................(2,845)       (2,821)        (3,723)           (0.8)         32.0
Subtotal.....................................    21         1,127          1,053         5,266.7          (6.6)
Participation in earnings of equity
   investments...............................   (36)          (34)           116            (5.6)          -
                                              -----         -----         ------            ----          ----
Total........................................ 7,659         8,593         10,865            12.2%         26.4%
                                              =====         =====         ======            ====          ====


     Recoveries of Loans Previously Charged Off. Recoveries of loans previously charged off amounted to Ch$10,865 million in 2002, up from Ch$8,592 million in 2001. Recoveries of loans reacquired from the Central Bank previously charged off, which will tend to decrease as the total amount of such loans decreases, accounted for approximately 0.2% of total recoveries in 2002. The increase in recoveries of loans previously charged off during 2002 comes from of a continued effort by us, and is a result of the economic conditions prevailing over the year and of the increase in the number of operational loans charged off in recent years.

     Other. In 2002 non-operating income increased by 21% while non-operating expenses increased by 32% from 2001 levels. Such decrease in net non-operating income is mostly explained by the higher level of non-operating income attained in 2002, through an increase in the sale of assets received in lieu of payment, offset by the higher level of non-operating expenses. In 2001, non-operating income increased by 37.8% while non-operating expenses decreased by 0.8% from 2000 levels. The increase in net non-operating income in 2001 was attributable principally to a decrease in losses on the sale of assets received in lieu of payment and other assets.

   Operating Expenses

     The following table sets forth the principal components of our operating expenses for the years ended December 31, 2000, 2001 and 2002:

                                                   Year ended December 31,                     % Change
                                               ------------------------------------         ----------------------
                                               2000           2001             2002         2001/2000    2002/2001
                                               ----           ----             ----         ---------    ---------
                                                     (in millions of constant Ch$ as of December 31, 2002)
Personnel salaries and expenses..........     28,555          33,099           33,118       15.9%          0.1%
Administrative and other expenses........     26,676          28,143           29,049        5.5           3.2
Depreciation and amortization............      6,843          10,053           12,992       46.9          29.2
                                              ------          ------           ------       ----          ----
   Total.................................     62,074          71,295           75,159       14.9%          5.4%
                                              ======          ======           ======       ====          ====


     The 5.4% increase in operating expenses to Ch$75,159 million in 2002 from Ch$71,295 million in 2001 was primarily the result of a 29.2% increase in depreciation and amortization and of a 3.2% increase in administrative and other expenses. Such increase in operating expenses is mostly due to the significant investments made in technology with the implementation of the new "Altamira" systems platform.

     The 14.9% increase in operating expenses to Ch$71,295 million in 2001 from Ch$62,074 million in 2000 was primarily the result of a 15.9% increase in personnel expenses directly related to extraordinary disbursements related to a two week strike in March and to the investment in technology with the implementation of the new "Altamira" systems platform.

   Loss from Price-level Restatement

     The net effect of the restatement of price-levels gave rise to a charge to net income of Ch$5,387 million, Ch$4,464 million and Ch$4,164 million in 2000, 2001 and 2002, respectively. See Note 22 to the Consolidated Financial Statements.

                                                                                Year ended December 31,
                                                                                -----------------------
                                                                         2000            2001             2002
                                                                         ----            ----             ----
                                                                    (in millions of constant Ch$ as of December 31,
                                                                                         2002)
Restatement of non-monetary accounts based on CPI:
   Bank premises and equipment....................................      2,533           1,850            1,806
   Other non-monetary assets and liabilities, net.................        876             808              930
   Shareholders' equity...........................................     (8,797)         (7,122)          (6,900)
                                                                       ------          ------           ------
   Net price-level restatement (loss).............................     (5,388)         (4,464)          (4,164)
                                                                       ======          ======           ======


   Income Tax

     Our effective tax rate was (15.4)% in 2000, (5.4)% in 2001 and (11.1)% in 2002 compared to an average rate which we estimate to be (7.0)% in 2000, (6.6)% in 2001 and 14.0% in 2002 for Chilean financial institutions as a whole for such periods. Excluding the effect of the deferred income taxes recorded against income in 2002 (See

Note 1.l) to the Consolidated Financial Statements), our effective tax rate would have been 16% in 2002. The statutory rate on most of our income during these three years was 15%, 15% and 16% respectively. Our effective tax rate was different from the statutory rate primarily because of the amortization of the effects of adopting deferred income tax accounting in 2001. See Note 23 to the Consolidated Financial Statements.

   US GAAP Reconciliation

     We prepare our financial statements in accordance with Chilean GAAP, which differs in certain significant respects from US GAAP. The following table sets forth net income for the years ended December 31, 2000, 2001 and 2002 under Chilean GAAP and US GAAP and shareholders' equity (including net income for the year) at December 31, 2000, 2001 and 2002 under Chilean GAAP and US GAAP.

                                                                           At or for the year ended December 31
                                                                           ------------------------------------
                                                                           2000            2001           2002
                                                                           ----            ----           ----
                                                                             (in millions of constant Ch$ of
                                                                                    December 31, 2002)

Net income (Chilean GAAP)...........................................        14,456          15,335         20,255
Net income  (US GAAP)...............................................         9,227          15,619         16,917
Shareholders' equity (Chilean GAAP).................................       242,860         250,120        257,022
Shareholders' equity (US GAAP)......................................       244,874         252,353        255,345



     The principal differences which affect net income under Chilean GAAP and US GAAP relate to deferred income taxes and amortization of goodwill. The principal differences in accounting for shareholders' equity relate to loan origination fees and costs, amortization of goodwill on acquisition of Banesto Chile Bank, deferred income taxes and the accrual for mandatory dividends. Note 28 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and of shareholders' equity at December 31, 2001 and 2002.

Asset and Liability Management

     We follow conservative policies and procedures for the management of our assets and liabilities, both in terms of their maturities and currencies. These policies have resulted in the formation of an adequate financing structure to meet our increasing needs during our current expansion. In addition to the guidelines established by the Superintendency of Banks and the Central Bank to manage asset/liability mismatches, the Board of Directors together with the General Manager (our chief executive officer) have implemented additional procedures, such as limits for gaps in different currencies, trading stop losses, investments and approval authorities, to control our asset/liability position. Generally, the Finance and International Division Manager is in charge of the implementation of our policies in this respect. Further, we distribute three reports prepared by the Planning and Development Division to our senior management on a daily basis: (i) Foreign Exchange Position, which reflects potential gaps, (ii) Limits and Margins in Local Currency, which controls the margins established by the external/internal authorities, and (iii) Assets and Liabilities Management Report, which summarizes our position in terms of maturities and currencies.

     The composition of our assets and liabilities by currency and term and our shareholders' equity at December 31, 2002 was as follows:

                                                                              Foreign
                                                  Ch$           UF(1)       Currency(2)      Total       Percentage
                                                  ---           -----       -----------      -----       ----------
                                                  (in millions of constant Ch$ of December 31, 2002, except for percentages)
  Assets
   Cash and due from banks ..............          285,561              -         25,462       311,023        9.73
Other assets:
   Less than one year ...................          588,411        297,914        658,999     1,545,324       48.35
   From one to three years...............            4,131         31,737         18,884        54,752        1.71

                                                                              Foreign
                                                  Ch$           UF(1)       Currency(2)      Total       Percentage
                                                  ---           -----       -----------      -----       ----------
                                                  (in millions of constant Ch$ of December 31, 2002, except for percentages)
   More than three years.................          223,468        848,665        202,349     1,274,482       39.87
   Bank premises and equipment and other.                          55,668                       55,668        1.74
   Allowance for loan losses.............         (45,045)                                    (45,045)       (1.40)
                                                 ---------      ---------        -------     ---------      ------
       Total.............................        1,056,526      1,233,984        905,694     3,196,204      100.00
                                                 =========      =========        =======     =========      ======
   Percentage of total assets............            33.06          38.61          28.33        100.00
Liabilities and Shareholders' Equity
   Non-interest bearing deposits.........          422,872         18,915         16,014       457,801       14.32
Other liabilities:
   Less than one year....................          589,620         61,211        771,890     1,422,721       44.51
   From one to three years...............          140,507        369,030        111,597       621,134       19.43
   More than three years.................           11,075        424,489          1,962       437,526       13.69
   Shareholders' equity..................                -        236,767              -       236,767        7.41
   Net income............................                -         20,255              -        20,255        0.64
                                                 ---------      ---------        -------     ---------      ------
       Total.............................        1,164,074      1,130,667        901,463     3,196,204      100.00
                                                 =========      =========        =======     =========      ======
   Percentage of total  liabilities  and
     shareholders' equity................            36.42          35.38          28.20        100.00

----------------------
(1) Includes monetary assets and liabilities denominated in UF and nonmonetary assets, liabilities and shareholders' equity restated for inflation for accounting purposes.

(2) Includes assets and liabilities denominated in foreign currency, Foreign currency assets consist of U.S. dollars (53.1%), Japanese yen (0.5%), Euros (0.4%), and other currency (0.0%). Foreign currency liabilities consist of U.S. dollars (99.1%), Japanese yen (0.5%), Euros (0.3%), and other currency (0.0%).

     We typically have more Chilean peso-denominated liabilities than Chilean peso-denominated assets because our deposits, one of our principal sources of funding, are denominated in Chilean pesos. See "Operating Results--Overview".

   Exchange Rate Risk

     At December 31, 2002, our net foreign currency exposure was Ch$4,231 million (US$5.9 million), equal to 1.65% of our capital and reserves. See Note 24 to the Consolidated Financial Statements, "--Asset and Liability Management" and "Business Overview--Chilean Regulation and Supervision--Foreign Exchange".

     In recent years, our results of operations have not been significantly affected by fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of depreciation or appreciation of the Chilean peso against the U.S. dollar could be expected to have the following principal effects:

         (i) If we maintain a net asset position in U.S. dollars and a depreciation of the Chilean peso against the dollar occurs, we would record a related gain, and if an appreciation of the Chilean peso occurs, we would record a related loss;

        (ii) If we maintain a net liability position in U.S. dollars and a depreciation of the Chilean peso against the dollar occurs, we would record a related loss, and if an appreciation of the Chilean peso occurs, we would record a related gain;

       (iii) If the inflation rate for a period exceeded the depreciation of the Chilean peso against the U.S. dollar during the same period, we would record a related gain if we had a net asset position in UF which exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars which exceeded a net asset position in UF. The same effect would occur if there were an appreciation of the Chilean peso against the U.S. dollar; and

        (iv) If the inflation rate for a period were lower than the rate of depreciation of the Chilean peso against the U.S. dollar during the same period, we would record a related gain if we maintained a net asset position in U.S. dollars and a net liability position in UF and would record a related loss if we had a net liability position in U.S. dollars and a net asset position in UF. The same effect would occur if there were an appreciation of the Chilean peso against the U.S. dollar.

     The following table sets forth our foreign currency position.

                                               Assets         Liabilities
                                           --------------     -----------
                                           (in millions of constant Ch$ of
                                                  December 31, 2002)
Currency
US Dollars.............................        480,715           893,408
Ch$ readjusted by US$..................        417,333               760
Japanese Yen...........................          4,204             4,157
Euro...................................          3,183             3,110
Other Currency.........................            259                28
                                               -------           -------
Total..................................        905,694           901,463
                                               =======           =======


     We have exchange rate exposure with respect to t lesser extent, other currencies. The potential immediate loss that would result from a hypothetical 10% change in foreign currency exchange rates based on this position would be Ch$423 million. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the assets and liabilities presented in the table above are denominated.

     We enter into forward exchange contracts which are fundamentally of two types: (i) transactions between two foreign currencies, and (ii) transactions among Chilean pesos, UF and U.S. dollars. The first type are done for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar; the second type, which are carried out only in the Chilean local market, are utilized to take selling positions (liabilities) in foreign currency, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See "Business Overview--Chilean Regulation and Supervision--Foreign Exchange" and "Description of Business--Selected Statistical Information--Average Balance Sheets and Interest Rate Data".

B.   Liquidity and Capital Resources

Securitization

     On July 4, 2002, our subsidiary BBVA BHIF Residential Leasing securitized 381 leasing contracts, amounting to Ch$5,219 million (US$7.3 million) in assets. The instruments were sold for Ch$7,015 million (US$9.8 million), and the effect on BBVA BHIF Residential Leasing's net income was Ch$1,318 million (US$1.8 million).

Maturity of Deposits at December 31, 2002

     The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2002, expressed in percentages. UF-denominated deposits are similar to Chilean-peso denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean CPI.

                                                                                          Foreign
                                                          Ch$              UF            currency          Total
                                                          ---              --            --------          -----
Demand deposits....................................        33.0             3.2             40.0             23.9
Saving accounts....................................                         9.7                               3.0
Time deposits:
Maturity within 3 months...........................        45.7            21.8             54.2             38.5
Maturity after 3 but within 6 months...............        13.1            15.6              2.4             13.6

Maturity after 6 but within 12 months..............         3.6            46.0              3.4             16.7
Maturity after 12 months...........................         4.6             3.7              -                4.3
               --                                          ----            ----             ----             ----
Total time deposits................................        67.0            87.1             60.0             73.1
                                                           ====            ====             ====             ====
Total deposits.....................................         100%            100%             100%             100%
                                                           ====            ====             ====             ====


     The following table sets forth information regarding the maturity of outstanding time deposits in excess of US$100,000 issued by us at December 31, 2002

                                                      Ch$               UF         Foreign currency       Total
                                                      ---               --         ----------------       -----
Time deposits:
Maturity within 3 months......................       Ch$413,296         Ch$90,145         Ch$84,111        Ch$587,552
Maturity after 3 but within 6 months..........          152,894            98,389               853           252,136
Maturity after 6 but within 12 months.........           43,931           261,512             1,240           306,683
Maturity after 12 months......................           47,562            18,373                --            65,935
                                                     ----------        ----------         ---------      ------------
Total deposits in excess of US$100,000........       Ch$657,683        Ch$468,419         Ch$86,204      Ch$1,212,306
                                                     ==========        ==========         =========      ============

Minimum Capital Requirements

     According to the current General Banking Law, banks must have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loans losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loan losses. For these purposes, Total Capital means the aggregate of: (a) a bank's paid-in capital and reserves, excluding capital attributed to subsidiaries and foreign branches, (b) its subordinated bonds, calculated at the issue price but not exceeding 50% of its Basic Capital, and (c) its voluntary allowances for loan losses, up to 1.25% of the Risk Adjusted Assets. Basic Capital includes paid-in capital and reserves, but excludes the net income for the period. Risk Adjusted Assets are based on total assets on an unconsolidated basis, which are then classified into five categories, each of which has a different weight.

     At December 31, 2002, in accordance with the requirements of the General Banking Law, our ratio of Total Capital to Risk Adjusted Assets was 12.31% or Ch$89,408 million higher than the 8% minimum required by the first test under the Banking Law. Our ratio of Basic Capital to Total Assets was 7.38% or Ch$140,564 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     Our mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2000, 2001 and 2002.

Short-Term Borrowings

     Our short-term borrowings (excluding other obligations) totaled Ch$388,063 million as of December 31, 2000, Ch$288,128 million as of December 31, 2001 and Ch$385,460 million as of December 31, 2002.

     The principal categories of our short-term borrowings are amounts borrowed under repurchase agreements, , domestic interbank loans and foreign trade lines of credit. The following table presents the amounts outstanding and the weighted average nominal interest rate at the end of each year for each type of short-term borrowing:

                                                                 At December 31,
                                   ---------------------------------------------------------------------------
                                            2000                       2001                       2002
                                   ----------------------     ----------------------     ---------------------
                                                 Weighted                   Weighted                  Weighted
                                                 average                    average                    average
                                                 nominal                    nominal                    nominal
                                   Year end      interest     Year end      interest     Year end     interest
                                    Balance        rate        Balance        rate        Balance       rate
                                    -------        ----        -------        ----        -------       ----
                                    (in millions of constant Ch$ of December 31, 2002, except for percentages)

Securities sold under
   agreements to repurchase......    254,294        5.30%       172,624       6.48%        255,565        2.09%
Central Bank borrowings..........      3,186        8.40           --           --            --           --
Domestic interbank loans.........    106,676        8.37         63,996       5.84          63,616        1.72
Borrowings under foreign
   trade credit lines                 23,907        6.35         51,508       2.05          66,279        1.73
                                     -------                    -------                    -------
Total short-term borrowings          388,063        6.23%       288,128       5.55%        385,460        1.97%
                                     =======                    =======                    =======

     The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated.


                                                        For the year ended December 31,
                                   --------------------------------------------------------------------------
                                           2000                       2001                      2002
                                   ---------------------      --------------------      ---------------------
                                                Average                    Average                    Average
                                                nominal                    nominal                    nominal
                                   Average      interest      Average     interest      Average      interest
                                   balance        rate        balance       rate        balance        rate
                                   -------        ----        -------       ----        -------        ----
                                   (in millions of constant Ch$ of December 31, 2002, except for percentages)
Securities sold under
  agreements to repurchase.......   174,276      10.10%        210,622       8.34%        224,225         2.80%
Central Bank borrowings..........     1,077      10.10          13,086       6.72          16,868         6.00
Domestic interbank loans.........    91,703       5.90          90,464       4.65          90,436         7.50
Subtotal.........................   267,056       --            314,172       --          331,529
Borrowings under foreign
   trade credit lines                12,630       1.50          13,587       1.61          35,346         2.20
                                    -------                    -------                    -------
Total short-term borrowings         279,686       8.30%        327,759       6.98%        366,875         6.98%
                                    =======                    =======                    =======


     The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated.

                                                                  Maximum 2000      Maximum 2001      Maximum 2002
                                                                   month-end         month-end         month-end
                                                                    balance           balance           balance
                                                                  ------------      ------------      ------------
                                                                 (in millions of constant Ch$ of December 31, 2002)
Securities sold under agreements to repurchase.............            161,106           221,523           123,944
Domestic interbank loans...................................             96,954            73,109            99,800
Borrowings under foreign trade credit lines................             49,960            59,442           131,606
Central Bank borrowings....................................              7,954             7,076            27,472


   Liquidity and Funding

     The following table sets forth our average daily balance of liabilities for the years ended December 31, 2001 and 2002, in each case together with the related average nominal interest rates paid thereon:


                                                                   Year ended December 31,
                                          --------------------------------------------------------------------------
                                                         2001                                   2002
                                          -------------------------------------   ----------------------------------
                                                                     Average                                 Average
                                          Average     % of Total     Nominal      Average     % of Total     Nominal
                                          Balance     Liabilities     Rate        Balance     Liabilities     Rate
                                          -------     -----------     ----        -------     -----------     ----
                                          (in millions of constant Ch$ of December 31, 2002, except for percentages)
Checking accounts....................       179,066        7.6%           --      192,398         7.4%
Time deposits........................       943,699       39.8           6.6    1,153,750        44.4%          4.8
Savings accounts.....................        57,379        2.4           5.4       57,438         2.2%          3.8
Mortgage finance bonds...............       251,483       10.6           9.7      247,046         9.5%          9.4
Foreign borrowings...................        70,443        3.0           2.3      111,038         4.3%          2.4
Bankers drafts and other demand
   deposits..........................       198,981        8.4                    226,941         8.7%
Central Bank Borrowings..............        26,014        1.1           7.2       16,868         0.6%          6.0
Securities subject to agreements to
   repurchase........................       210,621        8.9           7.3      224,225         8.6%          2.8
Subordinated bonds...................        31,160        1.3           7.2       30,935         1.2%          7.2
Other bonds..........................        46,441        2.0           5.8       42,146         1.6%          5.9
Borrowings from domestic financial
   institutions,.....................       143,021        6.0           6.5      132,483         5.1%          6.5
Contingent liabilities...............        69,729        2.9            --       73,651         2.8%           --
Other................................       142,819        6.0            --       91,456         3.6%           --
                                            -------        ---                     ------         ---
     Total liabilities...............     2,370,856      100.00%          --    2,600,375      100.00%           --
                                          =========      ======                 =========      ======


     We, through our liquidity management, seek to ensure our ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet our own working capital needs. Our most important source of funding is our customer deposits (which consist primarily of Chilean peso-denominated non-interest bearing checking accounts and Chilean peso- and UF-denominated interest bearing time and savings deposits). Checking account deposits are the least expensive source of funding and represented approximately 7.4% of our total average liabilities for the year ended December 31, 2002. Time deposits represented 44.4% of our total average liabilities for year ended December 31, 2002.

     As part of our overall business strategy, we seek to minimize our cost of funding by broadening our deposit base, particularly checking account balances, by cross-selling to existing customers and by broadening our customer base. See "Business Overview--Business Strategy".

     Mortgage Finance Bonds are issued to fund residential mortgage loans and certain of our commercial mortgage loans. Mortgage Finance Bonds have payment terms matched to the related loans and bear interest at a fixed rate. See "Business Overview--Lines of Business--Retail Banking--Residential Mortgage Lending". Foreign borrowings, which are used primarily in connection with our foreign trade operations, are mainly dollar-denominated short-term loans. See
Note 12 to the Consolidated Financial Statements.

     Central Bank borrowings constitute our fourth source of liquidity. The Central Bank provides credit to Chilean banks on a long-term basis to permit dollar- and UF-denominated financing of industrial and agricultural projects. The Central Bank also makes short-term credit lines, that generally mature within five days, available to banks to assist in liquidity management.

     Generally, we rely upon all sources of funding, choosing funding sources at any given time on the basis of cost and availability, in the light of our general asset and liability management strategy. The minimum amount of liquidity required by us is determined by the reserve requirements of the Central Bank. See "Business Overview--Chilean Regulation and Supervision--Reserve Requirements". These reserves are currently 3.6% of time deposits and 9% of demand deposits. In addition, we are subject to a technical reserve requirements (the reserva tecnica) pursuant to which a certain amount must be held in cash or in highly liquid instruments. This amount is equal to the amount by which the amounts on deposit in checking accounts and in instruments that mature in less than 10 days exceed by 2.5 times our capital and reserves. The Central Bank imposes a uniform reserve requirement of 13.6% with respect to foreign currency-denominated liabilities. In June 1998, the Central Bank announced a reduction in this reserve requirement from 30% to 10% and in September 1998 announced a further reduction from 10% to 0%. We are able to recover the costs of maintaining these reserves on foreign currency-denominated liabilities by charging higher rates on foreign currency-denominated loans. Liquidity is also derived from our capital, reserves, subordinated bonds and investments, including government securities.

   Interest Rate Sensitivity

     A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when equal amounts of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

     Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by us and are managed within established limits.

     The following table sets forth the repricing of our interest earning assets and our interest bearing liabilities at December 31, 2002 and may not be indicative of interest rate gap positions at other times.


                                                            Interest Rate Sensitivity
                                                            -------------------------
                                Up to        31-90        91-180      181-365                   Over 3
                               30 days        days         days         days      1-3 years     years       Total
                               --------     --------     --------     -------     ---------    -------    ---------
                                   (in millions of constant Ch$ of December 31, 2002, except for percentages)
Interest earning assets(1)
   Ch$.....................     167,900      152,327       64,406      81,729      118,964     103,702      689,028
   UF......................     124,467      139,365      132,810     182,397      143,429     428,681    1,151,149
   Foreign Currency........      87,531       71,806       88,426     139,089      224,983     207,740      819,575
                               --------     --------     --------     -------      -------     -------    ---------
     Total.................     379,898      363,498      285,642     403,215      487,376     740,123    2,659,752
                               ========     ========     ========     =======      =======     =======    =========
Interest bearing
   liabilities(2)
   Ch$.....................     329,020      254,765      167,295      45,475       52,830       6,800      856,185
   UF......................     130,452       89,488      124,919     295,404       75,780     238,001      954,044
   Foreign Currency........     291,213       52,920       79,891      83,850        5,185          92      513,151
                               --------     --------     --------     -------      -------     -------    ---------
     Total.................     750,685      397,173      372,105     424,729      133,795     244,893    2,323,380
                               ========     ========     ========     =======      =======     =======    =========
Asset/liability Gap
   Ch$.....................    (161,120)    (102,438)    (102,889)     36,254       66,134      96,902     (167,157)
   UF......................      (5,985)      49,877        7,891    (113,007)      67,649     190,680      197,105
   Foreign Currency........    (203,682)      18,886        8,535      55,239      219,798     207,648      306,424
                               --------     --------     --------     -------      -------     -------     --------
     Total.................    (370,787)     (33,675)     (86,463)    (21,514)     353,581     495,230      336,372
                               ========     ========     ========     =======      =======     =======     ========
Cumulative Gap
   Ch$.....................    (161,120)    (263,558)    (366,447)   (330,193)    (264,059)   (167,157)
   UF......................      (5,985)      43,892       51,783     (61,224)       6,425     197,105
   Foreign Currency........    (203,682)    (184,796)    (176,261)   (121,022)      98,776     306,424
                               --------     --------     --------     -------     --------    --------
     Total.................    (370,787)    (404,462)    (490,925)   (512,439)    (158,858)    336,372
                               ========     ========     ========    ========     ========    ========
Ratio of cumulative gap to
   cumulative total interest
   earning assets
   Ch$.....................     (95.96%)     (82.30%)     (95.27%)    (70.80%)     (45.11%)    (24.26%)
   UF......................      (4.81%)      16.64%       13.06%     (10.57%)       0.89%      17.12%

                                                            Interest Rate Sensitivity
                                                            -------------------------
                                Up to        31-90        91-180      181-365                  Over 3
                               30 days        days         days         days      1-3 years    years        Total
                               --------     --------     --------     -------     ---------    -------     --------
                                   (in millions of constant Ch$ of December 31, 2002, except for percentages)
   Foreign Currency........    (232.70%)    (115.98%)     (71.14%)    (31.28%)      16.14%      37.39%
                               --------     --------     --------      ------       ------      ------
     Total.................     (97.60%)     (54.41%)     (47.71%)    (35.78%)      (8.28%)     12.65%
                               ========     ========     ========      ======       ======      ======

----------------------
(1)  Includes loans (other than contingent loans) and investments.

(2) Includes deposits, Central Bank borrowings, repurchase agreements, mortgage finance bonds and other interest bearing deposits (other than contingent liabilities).

     Variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held. As the above table reflects, our exposure to potential changes in Chilean peso interest rates is increased by the fact that at December 31, 2002, approximately 32% of our Chilean peso-denominated interest bearing liabilities and 14% of our Chilean peso-denominated interest earning assets have a repricing period of less than one month. Approximately 23% of our UF-denominated interest bearing liabilities and 23% of our UF-denominated interest earning assets have a repricing period of less than three months, which is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is currently indexed to reflect the daily effect of inflation, and as a result, our exposure is limited to variations in the real interest rate among such assets and liabilities. Further, a substantial part of our foreign currency-denominated loans are funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have five to 30 year terms, are financed through Mortgage Finance Bonds issued for the same terms and in the same currency.

     The table below provides information on principal cash flows, based on the maturity or repricing period, the earlier and fair values as of December 31, 2002.

                                 Weighted                Weighted               Weighted             Weighted
                        2003     Interest     2004       Interest      2005     Interest     2006    Interest
                       Amount      Rate      Amount        Rate       Amount      Rate      Amount     Rate
                       ------    --------    ------      --------     ------    --------    ------   --------
                                      (in millions of constant Ch$ of December 31, 2000)
Assets
Commercial loans
  $...............      217,147     6.04      11,925       12.75       3,214     20.32       4,641      10.72
  UF..............      240,125     3.37      34,971        5.93      34,068      6.79      29,660       5.09
  Foreign Currency       53,163     2.78       8,001        3.42      19,866      2.74      34,851       3.01
Consumer loans
  $...............       55,967    21.22      40,432       18.95      33,687     18.87      25,412      19.37
  UF..............        3,997     8.25       3,464        7.38       3,115      7.91       2,723       8.26
  Foreign Currency          184     0.00           0           0           0         0           0          0
Mortgage loans
  $...............            0        0           0           0           0         0           0          0
  UF..............       24,038     9.08      21,899        9.14      21,064      9.09      19,995       9.10
  Foreign Currency            0        0           0           0           0         0           0          0
Foreign Trade
  loans
  $...............       11,941     4.11           0           0           0         0           0          0
  UF..............        3,523     1.13           0        0.00         149      5.43           0       0.00
  Foreign Currency      167,052     2.61       3,636        6.93       2,125      3.94       4,577       3.38
Interbank loans
  $...............
  UF..............
  Foreign Currency
Lease contracts
  $...............           39    16.61          31       12.54          33      9.51          15       9.51
  UF..............       16,302     9.84      13,215        9.45      10,139      8.95       9,866       8.32
  Foreign Currency        2,133     6.40       1,716        5.07       1,591      4.74       2,037       4.74
Other outstanding
  loans
  $...............       45,542     1.04       2,651        1.05       6,115      1.05           2       0.00
  UF..............       11,531     6.01      10,418        6.30      10,352      6.29       9,969       6.31
  Foreign Currency           31     0.00           0        0.00           0      0.00           0       0.00
Total interest
  earning assets
  $...............      330,636     7.85      55,039       16.74      43,049     16.44      30,070      18.03
  UF..............      299,516     4.32      83,967        7.43      78,887      7.66      72,213       6.93
  Foreign Currency      222,563     2.68      13,353        4.59      23,582      2.99      41,465       3.14
Liabilities
Time Deposits
  $...............      692,917     3.26      51,535        4.74       1,296      5.63       1,022       7.20
  UF..............      500,199     1.75      12,707        2.70       3,520      4.74       1,010       5.04
  Foreign Currency      121,715     1.61           0        0.00           0      0.00           0       0.00
Savings accounts
  $...............
  UF..............       57,648     0.60
  Foreign Currency
Central Bank
  Borrowings
  $...............            0                    0                       0                     0
  UF..............        3,560     3.00           0                       0                 5,281       6.00
  Foreign Currency            0                    0                       0                     0
Securities
  subject to
  agreements to
  repurchase
  $...............       82,851     2.96           0                       0                     0
  UF..............
  Foreign Currency      172,714     1.34           0                       0                     0
Mortgage finance
  bonds
  $...............
  UF..............       28,504     6.55      23,646        6.57      22,555      6.46      21,412       6.40
  Foreign Currency
Subordinated bonds
  $...............
  UF..............        9,119     8.06         688        6.50         733      6.50         780       6.50
  Foreign Currency
Other bonds
  $...............
  UF..............        5,059     5.65       3,226        5.99       2,032      6.00       2,574       6.00
  Foreign Currency
Borrowings from
  domestic
  financials
  $...............       19,214     4.32
  UF..............       35,680     1.80          66        7.00          60      4.00           0
  Foreign Currency       13,914     1.90           0                       0                     0
Foreign borrowings
  $...............
  UF..............
  Foreign Currency      170,471     1.94       4,275        1.85         299      7.21           0
Other obligations
  $...............        1,573
  UF..............          494     5.12         126        4.55         130      4.58          65       4.66
  Foreign Currency       29,060     0.01         351        7.22         260      7.10          66       7.20
Total interest
  earning
  Liabilities
  $...............      796,555     3.25      51,535        4.74       1,296      5.63       1,022       7.20
  UF..............      640,263     1.99      40,459        5.30      29,030      6.20      31,122       6.25
  Foreign Currency      507,874     1.55       4,626        2.26         559      7.16          66       7.20



                                       Weighted               Weighted
                             2007      Interest    2008       Interest
                            Amount       Rate     Amount        Rate     TOTAL    Fair Value
                            ------     --------   ------      --------   -----    ----------
                                   (in millions of constant Ch$ of December 31, 2000)


Assets
Commercial loans
  $...............            5,798      7.20     10,818       6.75    253,543     248,296
  UF..............           25,194      6.08     45,346       6.82    409,364     419,042
  Foreign Currency           48,031      3.06      1,703       4.86    165,615     163,854
Consumer loans
  $...............           16,350     19.56     12,293      19.94    184,141     183,497
  UF..............            2,361      8.14      4,604       8.41     20,264      22,056
  Foreign Currency                0         0          0          0        184         184
Mortgage loans
  $...............                0         0          0          0          0           0
  UF..............           19,055      9.13    147,438       9.16    253,489     293,843
  Foreign Currency                0         0          0          0          0           0
Foreign Trade
  loans
  $...............                0         0          0          0     11,941      24,777
  UF..............                0      0.00          0       0.00      3,672       3,672
  Foreign Currency           19,794      3.54     20,724       2.85    217,908     205,072
Interbank loans
  $...............
  UF..............
  Foreign Currency
Lease contracts
  $...............                0      0.00          0       0.00        118         117
  UF..............            8,638      7.20     12,101       9.05     70,261      70,551
  Foreign Currency            1,419      3.04      4,456       3.04     13,352      13,353
Other outstanding
  loans
  $...............                2      0.00         97       0.00     54,409      54,409
  UF..............           10,354      6.37    261,626       6.34    314,250     331,889
  Foreign Currency                0      0.00          0       0.00         31          31
Total interest
  earning assets
  $...............           22,150     16.32     23,208      13.71    504,152     511,097
  UF..............           65,602      7.23    471,115       7.36  1,071,300   1,141,053
  Foreign Currency           69,244      3.20     26,883       3.01    397,090     382,494
Liabilities
Time Deposits
  $...............            5,777      8.68          0       0.00    752,547     749,206
  UF..............            4,580      7.02        758       6.70    522,774     522,975
  Foreign Currency                0      0.00          0       0.00    121,715     121,715
Savings accounts
  $...............
  UF..............                                                      57,648      57,648
  Foreign Currency
Central Bank
  Borrowings
  $...............                0                    0                                 0
  UF..............                0                    0                 8,841       9,042
  Foreign Currency                0                    0                                 0
Securities
  subject to
  agreements to
  repurchase
  $...............                0                    0                82,851      82,851
  UF..............
  Foreign Currency                0                    0               172,714     172,714
Mortgage finance
  bonds
  $...............                                                                       0
  UF..............           20,320      6.40    134,562       8.37    250,999     285,930
  Foreign Currency                                                                       0
Subordinated bonds
  $...............                                                                       0
  UF..............              831      6.50     19,456       6.88     31,607      41,627
  Foreign Currency                                                                       0
Other bonds
  $...............                                                                       0
  UF..............            2,728      6.00     24,106       6.00     39,725      49,422
  Foreign Currency                                                                       0
Borrowings from
  domestic
  financials
  $...............                                                      19,214      19,214
  UF..............                0                    0                35,806      35,806
  Foreign Currency                0                    0                13,914      13,914
Foreign borrowings
  $...............                                                                       0
  UF..............                                                                       0
  Foreign Currency                0                    0               175,045     175,045
Other obligations
  $...............                                                       1,573       1,573
  UF..............              886      5.54      4,943       5.49      6,644       6,640
  Foreign Currency               26      7.40          0       0.00     29,763      29,763
Total interest
  earning
  Liabilities
  $...............            5,777      8.68          0       0.00    856,185     852,844
  UF..............           29,345      6.44    183,825       7.82    954,044   1,009,090
  Foreign Currency               26      7.40          0       0.00    513,151     513,151


Market Price Risk on Bonds Portfolio

     Our investment policy is oriented principally to low risk instruments with high liquidity. Over 81% of our portfolio consists of instruments from the Central Bank and mortgage finance bonds issued by us. See "--Mortgage Finance Bonds Issued and Held by Us". All investments are made in accordance with the limits for both the instruments and for the specific issuer set by our Board of Directors. The investment portfolio is valued on a daily basis to keep price risk under control, and on a monthly basis to comply with the Superintendence's requirements and to keep the instruments marked-to-market. See "Business Overview--Chilean Regulation and Supervision". The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to our bonds portfolio on December 31, 2002 would be approximately Ch$9,267 million. See "--Asset and Liability Management" and "Business Overview--Chilean Regulation and Supervision--Foreign Exchange".

Capital Expenditures

     Capital expenditures in each of the years ended December 31, 2000, 2001 and 2002 totaled Ch$9,075 million, Ch$10,198 million and Ch$9,361 million, respectively. Capital expenditures consist mainly of investments to upgrade our communications and computer systems, improve existing branches and open new branches. Such capital expenditures were funded with resources generated through our operations. Our capital expenditures during 2003 will be used to further improve our communications and computer systems and to develop additional infrastructure.

Capital

     According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loans losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loan losses. For these purposes, Total Capital means the aggregate of: (a) a bank's paid-in capital and reserves, excluding capital attributed to subsidiaries and foreign branches, (b) its subordinated bonds, calculated at the issue price but not exceeding 50% of its Basic Capital, and (c) its voluntary allowances for loan losses, up to 1.25% of the Risk Adjusted Assets. Basic Capital includes paid-in capital and reserves, but excludes the net income for the period. Risk Adjusted Assets are based on total assets on an unconsolidated basis, which are then classified into five categories, each of which has a different weight.

     At December 31, 2002, in accordance with the requirements of the General Banking Law, our ratio of Total Capital to Risk Adjusted Assets was 12.31% or Ch$89,408 million higher than the 8% minimum required by the first test under the Banking Law. Our ratio of Basic Capital to Total Assets was 7.38% or Ch$140,564 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     Our mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2000, 2001 and 2002.

     C.   Research and Development, Patent and License

     We do not currently conduct any significant research and development activities.

     D.   Trend Information

Competition

     The Chilean financial system is comprised of 26 private-sector banks (of which 16 are banks established in Chile and 9 are subsidiaries of banks established abroad), and one public-sector bank (BancoEstado). At December 31, 2002, the Chilean financial system had a total of Ch$31,644,779 million (US$44,463 million) of loans outstanding. In the last five years, the average annual rate of increase in outstanding loans for the Chilean financial system was 3.6% (compared with an average annual rate of increase in GDP of 2.1% during the same period) and the average annual return on average shareholders' equity was 13.1%.

     Foreign-owned banks have been operating in Chile since the 1930s. More than half of all Chilean banks are foreign-owned (considering those established in Chile and those classified as subsidiaries of foreign banks), including us. Such banks accounted for 42.5% of total loans made by the Chilean financial system at December 31, 2002.

     The Chilean market for financial services is highly competitive. We compete with other Chilean private banks, and with Banco del Estado de Chile ("BancoEstado") that makes consumer credit available to an important portion of the Chilean population. The middle and lower-middle income segments of the Chilean population and the small and medium-size companies have become the target of several banks and competition in those segments is likely to increase.

     Because Chilean regulations do not impose barriers to entry into the Chilean market and do not restrict capital movements, we face significant competition from both domestic and foreign commercial and investment banks. See "Chilean Regulation and Supervision". The regulatory framework in the Chilean financial system has led to increased consolidation both in the universal bank sector and in the sectors of financial institutions specializing in specific products or markets. Concentration, as measured by the participation of the 10 major banks in total deposits, increased from 72.4% at December 31, 1998 to 76.0% at December 31, 2002.

     Consolidation in the Chilean market has given the opportunity to other competitors to increase their branch network and gain proximity to compete for banking penetration. Traditional competitors with international name recognition and easy access to financial and technical resources made the market more competitive, thereby constraining our growth strategy.

     Limited barriers to entry and continued consolidation of the Chilean banking industry have intensified price competition. We expect the trends of increased competition and consolidation to continue, and result in the formation of new large financial groups.

Regulations

     As a result of the amended General Banking Law, Chilean banks are now allowed to establish, in addition to branches and representative offices outside Chile, foreign subsidiaries (or have minority interests in foreign entities) engaged in banking activities or in any of the types of non-banking activities in which Chilean banks can engage through domestic subsidiaries. It also permits Chilean-based banking offices, under certain conditions, to make loans to many types of entities located in other countries. Following such amendment, in September 1998 we acquired a controlling stake at an insurance brokerage firm and in 1999 we integrated our leasing subsidiary into the Bank.

     Besides the activities linked to the subsidiaries, our operations profile was expanded by permitting the execution of underwriting agreements for public placement of stocks and the possibility of development for financial services for third parties.

     Regulators have stated that the above actions are part of a trend of modernization that leads to an increasing internationalization of the regulations. We expect such trends to continue, opening new windows of activity for our business and increasing supervision. We believe such trend and the globalization of the banking business will result in strategic alliances with non-banking businesses and the formation of new and larger financial groups.

     E.   Off-Balance Sheet Arrangement

     We do not have any off-balance sheet financings. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our consolidated financial statements.

     F.   Tabular Disclosure of Contractual Obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

xxxxx

                                                                      Payments due by Period
                                                                        in millions of Ch$
                                                              Less than       1-3           4-5         After 5
                                                    Total       1 year       years         years         years
 Contractual obligations
 Long-term debt.............................          --          --          --            --             --
 Capital lease obligations..................          --          --          --            --             --
 Operating leases...........................          --          --          --            --             --
 Unconditional purchase obligations.........          --          --          --            --             --
 Other long-term obligations................     1,335.7     1,335.7          --            --             --
                                                 -------     -------        ------        -----         -----
 Total contractual cash obligations.........     1,335.7     1,335.7           --           --             --
                                                 =======     =======        ======        =====         =====

 Commercial Commitments
 Lines of credit............................      42,838      28,474         4,435        2,149         7,780
 Standby letters of credit..................     196,669     192,095         4,574          --             --
 Guarantees (contingent liabilities)........      85,457      72,101        12,245        1,101            10
 Standby repurchase obligations.............     255,565     255,565
 Total commercial commitments...............     580,529     548,235        21,254        3,250         7,790
                                                 =======     =======        ======        =====         =====


     Our only contractual obligation of any relevance stems from a contract signed with the BBVA Group by which we received technical advice from 1998 to 2002. The contract expired on December 31, 2002, and the only annual payment remains is the Ch$1,337.5 million set forth above on the table. See Note 16 to the Consolidated Financial Statements for information on previous payments. Other contingencies and commitments with no specific maturity, as well as commitments or responsibilities arising in the ordinary course of business are discussed in Note 15 to the Consolidated Financial Statements.

      See Note 12 to the Consolidated Financial Statements for more information on our most relevant commercial commitments.


Item 6.  Directors, Senior Management and Employees

     A.  Directors and Senior Management

     Our administration is conducted by a Board of Directors which, in accordance with our By-laws, consists of nine directors who are elected at annual ordinary shareholders' meetings. The entire Board is elected every three years; the current Board was elected at an Ordinary Shareholder's Meeting on March 17, 2003. Cumulative voting is permitted for the election of directors. The Board may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held once a month. Extraordinary Board meetings are called when summoned by the Chairman or when requested by at least five directors.

     Our current directors and executive officers are as follows:

                      Directors                         Position
                      ---------                         --------
Jose Said Saffie (1) ............................   Director and Chairman
Vitalino Nafria Aznar ...........................   Director and Vice Chairman
Gustavo Alcalde Lemarie .........................   Director
Ernesto Bertelsen Repetto .......................   Director
Manuel Gonzalez Cid .............................   Director
Ricardo Massu Massu .............................   Director
Antonio Martinez Jorquera .......................   Director
Jaime Said Handal (1) ...........................   Director
Jose Fonollosa Garcia ...........................   Director


                 Alternate Directors                    Position
                 -------------------                    --------
Carlos Area Usatorre ............................   Alternate Director
Jose Domingo Eluchans U. ........................   Alternate Director


----------------------
(1) Mr. Jose Said S. is the uncle of Mr. Jaime Said H.


                  Executive Officers                        Position
                  ------------------                        --------
Ramon Monell Valls...................................   General Manager
Maria Elisa Abovic W. ...............................   Manager-Legal Division
Enrique Hosiasson....................................   Manager-Business Banking Division (1)
Juan Escudero .......................................   Manager-Commercial and Personal Banking Division
Manuel Olivares......................................   Manager-Corporate Banking Division (2)
Jaime Uribe .........................................   Manager-Treasury and Fund Management Division
Jose Joaquin Murguialday.............................   Manager-Credit Risk Division
Jose Maria Jimenez...................................   Manager-Organization and Systems Division (3)
Marcos Balmaceda.....................................   Manager-Human Resources Division
Salvador Milan.......................................   Manager- Planning and Financial Control Division (4)
Jorge Cruz D. .......................................   Manager-Comptrolling Division

----------------------
(1) The Business Banking Division was created in 2002.

(2) The Corporate Banking Division was restructured and re-launched as a separate division during 2000.

(3) The Administration Division was absorbed by the Organization and Systems Division, effective May 2003.

(4) The EFYCO Division was merged into the Planning and Financial Control Division, effective December 2001.



Subsidiaries
------------
Frank Leighton C. ..................................General Manager-BHIF Brokerage
Alejandro Bertrand..................................General Manager-BHIF Advisory
Roberto Molina......................................General Manager-BHIF Residential Housing Fund Manager
Eduardo Boizard ....................................General Manager-BHIF Residential Leasing
Fernando Santana....................................General Manager-BHIF Closed-End Fund Manager
Ian Couso...........................................General Manager-BHIF Mutual Fund Manager
Raul Ossandon G. ...................................General Manager-BHIF Insurance Brokerage


     Set forth below are brief biographical descriptions of the directors and executive officers of BBVA Banco BHIF, all of whom reside in Chile.

Directors

     Jose Said S. has served as Chairman of our Board of Directors since 1994. He also currently serves as Chairman of Parque Arauco and Envases Multipack and as Vice-Chairman of Vital S.A. In addition, he serves as Director of Embotelladora Andina and Envases del Pacifico. Mr. Said studied law at the Universidad de Chile.

     Vitalino Nafria A. currently serves as our Vice-Chairman. Mr. Nafria has been a Director of BBVA Chile since 2002. He currently holds the position of Director General for America at the BBVA Group. Prior to that, he was CEO at BBVA Bancomer, a leading mexican bank belonging to the BBVA Group. Mr. Nafria joined the BBVA Group in 1966.

     Ernesto Bertelsen R. has been a Director of BBVA Chile since 1987. He also serves as Chairman of the Boards of Directors of BHIF Asesorias y Servicios Financieros S.A. and BHIF Leasing. Mr. Bertelsen holds a degree in Finance and Administration from the Universidad Adolfo Ibanez, Valparaiso, Chile.

     Jose Fonollosa G. has been a Director of BBVA Chile since 2001. He currently holds the position of Director General of Retail Banking for America at the BBVA Group. Prior to that, he was Director for Europe and International Operations and before that he was the CFO for the BBVA Group. Mr. Fonollosa joined the BBVA Group in 1976.

     Antonio Martinez-Jorquera L. has been a Director of BBVA Chile since 2001. He currently holds the position of Director General of Corporate Banking for America at the BBVA Group. Prior to that, he was the CEO at BBVA Banco Frances, a leading bank in Argentina. Mr. Martinez-Jorquera joined the BBVA Group in 1969.

     Ricardo A. Massu M. has been a Director of BBVA Chile since 1987, prior to which time he lived in England and held positions at Bank of America Corporation, Bank of America International Ltd. and Banco de Chile. Mr. Massu received a Bachelors of Science and a Master in Business Administration from Babson College in Wellesley, Massachusetts.

     Manuel Gonzalez C. has been a Director of BBVA Chile since 2001. He is Director General Adjunto for the BBVA Group. Mr. Gonzalez holds a degree from the Universidad Complutense de Madrid and a M.Sc. in Finance from the University of Chicago.

     Gustavo Alcalde L. has been a Director of BBVA Chile since 2002. Since 2001 he is a member of the Senior Management Committee at the BBVA Group, and a board member at BBVA Insurance. He is the CEO at AFP Provida since 1996. Mr. Alcalde holds a degree in Finance and Administration from the Universidad de Chile.

     Jaime Said H. has been a Director of BBVA Chile since 1987. Previously, he served as the Vice-President and Chilean representative of the Republic Bank of Dallas, USA. He received a degree from the Universidad Adolfo Ibanez, Valparaiso, Chile and received a degree in Business Administration from Southern Methodist University in Dallas, Texas.

Alternate Directors

     Carlos Area has been an Alternate Director of BBVA Chile since 1998, prior to which time he was the representative for the BBVA Group in Chile.

     Jose Domingo Eluchans U. served as Director of BBVA Chile since 1987 to 1998, and from that date as Alternate Director. Since 1976, he has practiced law at the offices of Edmundo Eluchans y Cia. He received his law degree from the Escuela de Derecho de la Universidad Catolica de Chile in 1976.

Executive Officers

     Ramon Monell V. became the General Manager of BBVA Chile on January 25, 2002. Prior to his appointment, Ramon Monell was an Assistant Director General for BBVA, responsible for the Marketing and Development of Wholesale Business and has a distinguished track record within the BBVA Group.

     Maria Elisa Abovic W. has been the Manager of our Legal Division since March 1997. Ms. Abovic has been employed by us since 1977 and held the position of Assistant General Counsel from 1992 until she accepted her current position as Manager. She previously held the position of attorney to the Regional Planning Secretariat of the Fifth Region and was a member of the Private Law Faculty of the Universidad Catolica de Valparaiso. Ms. Abovic received her law degree from the Universidad Catolica de Valparaiso.

     Juan Escudero G. holds the position of Commercial and Personal Banking Manager at BBVA Chile since April 2000. Prior to joining us, he was in charge of Business Development at the Chile - Brazil region for BBVA. Mr. Escudero holds a degree in Law.

     Enrique Hosiasson S.. holds the position of Business Banking Manager at BBVA Chile since April 2002. Previously he held the position of Regional Branch Manager. Mr. Hosiasson holds a degree in Commercial Engineering from Universidad Catolica de Chile.

     Manuel Olivares R. holds the position of Corporate Banking Manager at BBVA Chile since May, 2000. Previously he held senior credit officer positions at Citibank (Chile). He holds a degree in Economics and Business Administration from the Universidad de Chile.

     Jaime Uribe currently holds the position of Division Manager for Treasury and Fund Management at BBVA Chile since December 2001. He was previously Treasury Manager at Banco Santander-Chile. Mr. Uribe holds a degree in Engineering from the Universidad de Chile. He has a vast experience in the finance areas of banks and subsidiaries in Chile.

     Jose Joaquin Murguialday M. has been Credit Risk Manager of BBVA Chile since October. Previously he held the positions of Corporate Banking Manager and of Deputy Credit Risk Manager at the central offices of BBVA at Bilbao. Mr. Murguialday holds a degree in Economics.

     Jose Maria Jimenez T. has been Operations and Technology Manager of BBVA Chile since August 2002. Prior to his current position, he was Director of the America Organization at the BBVA Group, and before that he held senior managerial positions at Argentaria. Mr. Jimenez obtained a degree in Economic and managerial Sciences at the Universidad de Sevilla. He holds a master degree from CEREM and an MBA from IESE.

     Marcos Balmaceda M. has been Manager of Human Resources of BBVA Chile since July, 2001. He received a degree in Agroindustrial Engineering and has also an MBA from Universidad Adolfo Ibanez. Mr. Balmaceda has a vast experience at multinational corporations.

     Salvador Milan A. has been the Planning and Development Manager since August 2002. Previously he held a similar position at AFP Provida, and a position as Executive Vice-President and Finance and Logistics Director at BBV Puerto Rico. Mr. Milan holds a degree in Economics and Managerial Sciences from Universidad Central de Barcelona and followed graduate studies at CEPADE - Universidad Politecnica de Madrid.

     Jorge Cruz D. joined BBVA Chile in 1977. He serves as BBVA Chile's Controller since April 23 2003. He previously held the position of Manager of Administration since 1994 and, before that, the positions of Assistant Manager of the Mortgage Loans Division, Assistant Manager of Operations and General Accounting Manager, among others. Mr. Cruz was previously employed by the Contraloria General of the Republic of Chile and Abaco S.A. He holds a degree in Accounting.

Subsidiaries

     Frank Leighton C. has been the General Manager of BBVA BHIF Corredores de Bolsa S.A. since February 1998. Previously, he was the General Manager of Bancredito S.A. Corredor de Bolsa. He received a degree in Business Administration from the Universidad Diego Portales.

     Alejandro Bertrand has been the General Manager of BHIF Asesorias y Servicios Financieros S.A. (our investment banking team) since February 2001. Mr. Bertrand holds an MBA from the Wharton School of the University of Pennsylvania and an Engineering degree from Pontificia Universidad Catolica de Chile.

     Roberto Molina has been the General Manager of BHIF Residential Housing Fund since January, 2001. Previously, he was the Finance Manager at Banco Exterior - Chile. He holds a degree in Finance from Pontificia Universidad Catolica de Chile and is presently at a graduate program in Finance at ESANE Santiago, Chile.

     Eduardo Boizard P. has been the General Manager of BBVA BHIF Residential Leasing since its 2001. Previously, he was Branch Manager of our Corporate Office. He holds a degree in Civil Engineering from the Universidad Catolica de Chile.

     Fernando Santana has been the General Manager of BHIF Closed-end Fund Manager since 1999. Previously, he was in charge of Investment Analysis at BHIF Closed-end Fund Manager. He holds an Industrial Engineering degree from the Universidad Catolica de Chile.

     Ian Couso W. has been the General Manager of BBVA BHIF Mutual Fund since March 2002. Previously, he was the Commercial Manager at Larrain Vial, a well known brokerage house. He is an Industrial Civil Engineer from Universidad de Chile. He also holds an MBA from Universidad Adolfo Ibanez.

     Raul Ossandon G. has been the General Manager of BBVA BHIF Corredora Tecnica de Seguros (BHIF CTS) since 1993. Previously, he was Development Manager at BHIF CTS. He received a degree in Business Administration in the Valparaiso Business School, belonging to Universidad Federico Santa Maria, (presently Universidad Adolfo Ibanez) in 1982.

     B.  Compensation

Compensation of Directors and Officers

     For the year ended December 31, 2002, the aggregate amount of compensation paid by us and our subsidiaries to all directors and executive officers was Ch$1,496 million (US$2.1 million). Our policy is not to disclose to our shareholders or otherwise make publicly available information relating to the compensation of our individual directors and officers. Such disclosure is not required under Chilean regulations.

     No money was set aside or accrued by us to provide pension, retirement or similar benefits for any of our directors or executive officers.

     C.  Board Practices

     Our administration is conducted by our Board of Directors which, in accordance with our By-laws, consists of nine directors who are elected at annual ordinary shareholders' meetings. The entire Board is elected every three years; the current Board was elected at an Ordinary Shareholder's Meeting on March 17, 2003. Cumulative voting is permitted for the election of directors. The Board may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held once a month. Extraordinary Board meetings are called when summoned by the Chairman or when requested by at least five directors.

     Directors Committee

     Law 19,705, published on December 20, 2000, established, among other changes to corporate regulations, the need to create a Directors Committee in order to reinforce self regulation strengthening the controls on the management activities. This Committee has three members which are appointed by the Board of Directors and holds office on January and July. It can also convene extraordinary meetings any time as they see fit. On the March 17,

2003 Board meeting the Board appointed Mr. Manuel Gonzalez Cid, Mr. Vitalino Nafria Aznar and Mr. Jose Said Saffie.

     The Directors Committee has the following duties:

     i) To examine the reports form the external auditors and, as required, balances and statements of income presented by the management to the shareholders, and to issue a verdict about them before they are brought to the shareholders for their approval.

     ii) To present to the Board a proposal on the external auditors and the rating firms to be retained for the annual period, before the Board makes the forma proposal to the Annual Shareholders' Meeting

     iii) To review the salaries and compensation plans for the senior management.

     iv) To examine all operations described in articles 44 and 89 of the Corporate Law, and to issue a verdict about them. A copy of such verdict shall be sent to the President of the Board, who will read it at the Board meeting in which the operation is to be approved.

   Audit Committee

     Our Audit Committee was established on October 23, 1995, as described in the Minutes of the board of directors dated October 23, 1995, on a recommendation issued by the Superintendent of Banks on a note dated October 11, 1995. This committee meets quarterly in March, June, September and December of each year. As of this date, the committee is composed of one director, Mr. Ernesto Bertelsen R.; the CEO, Mr. Ramon Monell Valls; the Controller, Mr. Jorge Cruz D.; and the General Counsel, Ms. Maria Elisa Abovic Wiegand. If needed, the Committe can request the additional participation of the external auditors. As of December 31, 2002 , the Audit Committee members were Mr Bertelsen, Mr. Monell, Ms. Abovic and Mr. Daniel Planas Jane. Mr. Planas was promoted to a position in another bank of the Group, and was replaced by Mr. Cruz on April 23, 2003.

     The Audit Committee presently has specific functions, approved by the Board of Directors, as well as procedures that enable it to comply with its mission. Its functions currently are:

     o To supervise the sufficiency, adequacy and efficient functioning of internal control systems in such a manner that ensures the correctness, reliability, sufficiency and clarity of (i) our financial statements as contained in the annual and quarterly reports, and (ii) the accounting or financial information which may be required by the Superintendency or other regulatory bodies, including those pertaining to countries where we carry out activities;

     o To monitor our compliance with applicable domestic or international regulations in matters relating to money laundering, conduct in the securities markets, data protection, and competition, as well as to ensure that requests for information or action made by official bodies holding competency in these areas are fulfilled in time and form;

     The board member that integrates the Committee reports each month to the Board.

     On May 6, 2003, the Superintendency issued new regulations that make the Audit Committee an obligatory and essential part of the internal control systems in all Chilean financial institutions. Under the new regulations, this committee will be vested with the powers and resources necessary for the exercise of its fundamental function within the corporation. In accordance with the regulations and with our principles of corporate governance, it will be formed exclusively by independent directors, with the dedication, capacity and experience necessary for carrying out this duty. This committee shall have specific rules, approved by the Board of Directors, which determine its functions, and establish the procedures to enable it to comply with its mission. Among its functions will be:

     o To supervise the sufficiency, adequacy and efficient functioning of internal control systems in such a manner that ensures the correctness, reliability, sufficiency and clarity of (i) our financial statements as contained in the annual and quarterly reports, and (ii) the accounting or financial information which may be required by the Superintendency or other regulatory bodies, including those pertaining to countries where we carry out activities;

     o To monitor our compliance with applicable domestic or international regulations relating to money laundering, conduct in the securities markets, data protection, and competition, as well as to ensure that requests for information or action made by official bodies holding competency in these areas are fulfilled in time and form;

     o To ensure that the code of ethics and code of conduct applicable to our personnel meet regulatory requirements and are adequate; and

     o To monitor compliance of directors with the provisions contained in the Directors' Code, as well as with regulations applicable to conduct in the securities markets.

     The committee shall be able to outsource the contracting of advisory services in material matters when it is considered that, due to reasons of specialization or independence, these cannot be rendered by our experts or technical staff. This new regulation will be effective no later than the year 2004, and is presently in the process of being implemented at our bank.

   Compensation Committee

     Currently we do not have a compensation committee.

     D.  Employees

     At December 31, 2002, we had 1,770 employees, approximately 42% of whom belonged to one union, the Sindicato Unificado de Trabajadores Banco BHIF. All management positions are held by non-union employees. We are party to one collective bargaining agreement which covers all of our unionized employees and which was renewed in April 2001 for 36 additional months, commencing in May 2001. We have only experienced a one-week strike since the union's formation in 1983 and consider relations with our employees to be good. Of our 1,770 employees, 65 were employed by our subsidiaries at December 31, 2002.

     E.  Share Ownership

     As of May 31, 2003 the members of our Board of Directors owned an aggregate of 335,630,414 shares of BBVA Chile as shown in the table below.

                                          Directly                                         % of
                                           Owned           Indirectly                     Capital
                    Name                   Shares       Owned Shares    Total Shares       Stock
                    ----                   ------       ------------    ------------       -----
     Chairman
        Jose Said ......................     971         56,223,313      56,224,284        15.57%
     Vice Chairman:
        Vitalino Nafria (1) ............       0        237,067,355     237,067,355        65.63%
     Directors:
        Gustavo Alcalde (1) ............       0                  0               0         0.00%
        Manuel Gonzalez (1) ............       0                  0               0         0.00%
        Jose Fonollosa (1) .............       0                  0               0         0.00%
        Antonio Martinez (1) ...........       0                  0               0         0.00%
        Ernesto Bertelsen (2) ..........       0                  0               0         0.00%
        Jaime Said (2) .................       0         23,834,108      23,834,108         6.60%
        Ricardo Massu (2) ..............       0         18,504,667      18,504,667         5.12%
     --------------------------------        ---        -----------     -----------        -----
     Total .............................     971        335,629,443     335,630,414        92.92%
                                             ===        ===========     ===========        =====

----------------------
(1) These Directors have been designed by and act in representation of BBVA
(2) These Directors have been designed by and act in representation of the local shareholders who signed the Shareholders Agreement with BBVA.

     As of May 31, 2003, the executive officers and their families owned less than 1,000,000 shares. None of our senior executives holds 1% or more of our shares.

     See Item 7 for other share ownership information.


Item 7.  Major Shareholders and Related Party Transactions

     A.  Major Shareholders

Principal Shareholders

     We are controlled by BBVA. As of December 31, 2002, BBVA controlled 65.63% of our outstanding shares ("the Shares"). Our former principal shareholders, the Said Group, the Massu Group, the Sumar Group and Fundacion (the "Former Principal Shareholders"), held 27.29% of our outstanding shares as of December 31, 2002 with the balance of the outstanding shares being held by the public. Our principal shareholders do not have different voting rights from the public.

     BBVA, a banking corporation organized in Spain, of which no natural or legal person owns more than 2%, obtained control of BBVA Chile through: (i) the acquisition of 40,637,415 shares of Banco BHIF for an aggregate price of Ch$20,821,157,368 and (ii) the subscription, on September 24, 1998, of 158,034,393 newly-issued shares of Banco BHIF that were issued in accordance with the shareholders' resolution passed at the Extraordinary Shareholders' Meeting held on August 21, 1998. Ch$69,301,321,035 of the total purchase price of Ch$126,002,401,882 was paid by BBVA in cash, and the balance of Ch$56,701,080,847 was paid within two years from the date of the subscription.

     BBVA undertook the above-referenced transactions in accordance with a subscription and share purchase agreement which had been entered into by BBVA and the Former Principal Shareholders on June 18, 1998. In addition, pursuant to such agreement, BBVA and the Former Principal Shareholders entered into a separate agreement which governs our future administration. The Former Principal Shareholders also entered into an agreement among themselves with respect to our future administration.

     In late 1999, BBVA acquired from the Massu Group a Chilean investment firm, Aragon Holdings, which owns 6.92% of our outstanding shares. With this acquisition, BBVA gained control of 62.4% of our outstanding shares.

     Since 1996, we have only Common Shares, all of which have equal voting rights. Each of the ADS represent 10 Common Shares and each has the voting power of the corresponding 10 shares.

   The Said Group

     The Said Group controlled 22.16% of our outstanding Shares as of December 31, 2002. The Said Group plays a major role in certain industrial and commercial sectors in Chile, controlling Embotelladora Andina (Coca-Cola bottling company in Santiago) and Parque Arauco (one of Chile's largest shopping centers), among other entities. In addition, the Said Group is a controlling shareholder in Rio de Janeiro Refrescos (Coca-Cola bottler in Brazil). The Said Group is jointly controlled by Mr. Jose Said S., who is the Chairman of our Board of Directors, and Mr. Jaime Said D, who is also a member of our Board of Directors.

   The Massu Group

     The Massu Group controlled 5.12% of our outstanding Shares as of December 31, 2002. In addition to BBVA Chile, the Massu Group holds significant interests in Banco Boliviano Americano, Bifactoring, BHIF America Life

Insurance Co. and certain real estate businesses. Mr. Ricardo Massu, the head of the Group, is a member of our Board of Directors.

   The Sumar Group

     The Sumar Group controlled 3.00% of our outstanding Shares as of December 31, 2002. In addition to its significant minority interest in BBVA Chile, the Sumar Group is primarily engaged in the textile industry through Manufacturas Sumar, one of the largest textile companies in Chile.

     The following table shows the percentage of shares owned by the Principal Shareholders, as of May 31, 2003.

                                                                             Common Shares
                               Owner(1)                                       (Thousands)           Voting Power
------------------------------------------------------------------------      -----------           ------------
BBVA..................................................................          237,067                 65.63%
Said Group............................................................           80,058                 22.16%
Massu Group...........................................................           18,505                  5.12%
Sumar Group...........................................................           10,841                  3.00%
Other.................................................................           14,751                  4.09%
                                                                                -------                ------
     Total............................................................          361,222                100.00%
                                                                                =======                ======

----------------------
(1) Certain shares owned by the Principal Shareholders have been pledged to secure obligations the aggregate amount of which is not material compared to the value of the shares pledged.

     At December 31, 2002, there were 1,235 holders of record of Common Shares in the form of ADS. It is not practicable for us to determine the number of ADS or Common Shares beneficially owned in the United States. Approximately 1.3% of the shares were property of non-Chilean stockholders.

     B.  Related Party Transactions

Interest Of Management In Certain Transactions

     In accordance with the General Banking Law, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than 1% of our shares. Companies in which a director, officer or shareholder holds more than a 5% interest are also considered to be related parties, as well as companies that have common directors with us. In addition, the Superintendency can classify any individual or company as "related party" based on its own judgement. Article 89 of the Chilean Companies Law requires that a Chilean company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

     Under the General Banking Law, a bank may not grant loans to related parties (including holders of 1% or more of its shares) on more favorable terms than those generally offered to non-related parties. Loan s to directors, management and companies in which such individuals have a participation of 5% or more of equity or net earnings are not permitted under the General Banking Law. The aggregate amount of loans to related parties may not exceed a bank's Total Capital. Under the General Banking Law, transactions between a bank and its affiliates are subject to certain additional restrictions. See "Regulation and Supervision--Lending Limits".

     At December 31, 2002, loans to directors and officers amounted to Ch$32,372 million (US$45.4 million), or 12.6% of our regulatory capital at such date. The total amount of these loans was distributed among 185 borrowers, with the average loan being Ch$72 million. All of such loans are current and were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. See Note 16 to the Consolidated Financial Statements. Expenses incurred in connection with services rendered by related parties were Ch$3,249 million (US$4.6 million), Ch$3,109 million (US$4.4 million) and Ch$2,775 million (US$3.9 million) for 2000, 2001 and 2002.

     C.  Interests of Experts and Counsel

     Not applicable.


Item 8.  Financial Information

     A.  Consolidated Statements and other Financial Information

     See Item 18 for the Company's Financial Statement.

     See Item 10 for the BBVA Chile's dividend distribution policy.

     Legal or Arbitration Proceedings

     Until July 23, 1999, Banco BHIF, currently BBVA Chile, had an obligation to administer the "Adjustment Account" arising from the purchase agreement for the shares of the former Banco Nacional, dated as of July 23, 1989.

     Our management and legal counsel believe that we will not suffer material losses due to any claims brought by the selling party in connection with the administration of the "Adjustment Account". Our reasons are as follows.

     In the purchase agreement, certain principal shareholders of ours acquired 97% of the shares of Banco Nacional from a group of companies and individuals related to the selling party. The acquisition was undertaken with a view to the merger of the former Banco Nacional with Banco BHIF, which was completed on November 15, 1989.

     In connection with the acquisition of the shares of former Banco Nacional and its subsequent merger with Banco BHIF, we agreed that certain loans due from the sellers to Banco Nacional would be consolidated into UF-denominated loans, scheduled to be repaid over a period of 12 years. The purchase agreement provided that (i) the amount of recoveries on certain of Banco Nacional's loans, selected by the sellers under the terms of the purchase agreement (Adjustment Account), exceeding the net book value of the loans, and (ii) an amount equal to the amount of allowance for loan losses released as a result of improvements in the classification of the loans included in the Adjustment Account, would be credited on a quarterly basis to the Adjustment Account and treated as the payment of interest and principal due from the sellers.

     The purchase agreement also provided that any dispute relating to the interpretation of the agreement or the fulfillment of the parties' respective obligations thereunder would be submitted to arbitration.

     On July 23, 1989, the Adjustment Account was divided in two parts with terms of five and ten years, respectively. The latter, together with the sellers' right to the Adjustment Account, expired on July 23, 1999, as mentioned above.

     Due to several disagreements between the sellers, us, our former management and the buyers, the parties signed an agreement on November 27, 1996 in which they agreed to submit all present and future disputes relating to the purchase agreement to arbitration, including those relating to the Adjustment Account, but excluding any possible future legal actions relating to the collection of loans which would be submitted to the ordinary courts.

     The arbitrators accepted their appointment on February 3, 1997 and the arbitration court was constituted on April 8 of that year. On June 9, 1997, the parties agreed on the procedures to be followed in the arbitration process.

     To date, the sellers and we have submitted various claims to the arbitration court, giving rise to several trial procedures that have been labeled as "Claims" and assigned a correlative number.

     During 2001, judgments were rendered on two of the Claims. With respect to Claims 1 we were sentenced to pay U.F. 19,062 plus interest, totaling U.F.38,003.20. We complied and credited the equivalent amount in Chilean pesos to the liabilities due to us by Cidef S.A., the lowest rated company of the Errazuriz Group. With respect to Claims 2 we were required to pay UF 8,292.12 plus interest, totaling UF 11,216.55. The payment was remitted to the court in the equivalent amount of Chilean pesos. A significant portion of the latter amount was retained in favor of BBVA Chile in relation to the proceedings brought against the Errazuriz Group of companies, that were submitted to the ordinary courts.

     In 2002, judgments were rendered on seven of the Claims, and four judgments were against us. With respect to Claim 3, we were sentenced to pay a total of UF 10,206.67, and we complied by crediting the equivalent amount in Chilean pesos to the liabilities due to us by Cidef S.A. With respect to Claim 12, we were required to pay UF 6,053.33 plus interest , and we complied partially by crediting the equivalent of the principal amount in Chilean pesos to the liabilities due to us by Cidef S.A., while waiting for the interest to be established. With respect to Claim 5, we were sentenced to pay UF 27,431.02 plus interest. We have not been able to comply because the Errazuriz Group improperly transferred its right to collect from us in connection with Claim 5 and it has not been possible to determine who the present creditor is. With respect to Claim 6, we were sentenced to pay UF 42,715.55 plus interest. This payment is on hold pending the outcome of an appeal we have filed with respect this judgment.

     Judgments for three of the seven Claims were in our favor. With respect to Claim 17, the arbitration panel accepted arguments and determined that Comercial Las Dalias S.A. was not our creditor. With respect to Claim 9, the arbitration panel disallowed an allegation asking us to pay UF 4,071.44 plus interest as indemnification. With respect to Claim 4, the arbitration panel rejected both our claim and the Errazuriz Group`s counterclaim.

     In 2003, judgment was rendered on Claim 10, requiring us to pay a total of UF 1,743 UF. The credit is still in the process of being liquidated. Judgment was also rendered on Claim 7, and we complied by crediting the equivalent of UF 9,261.29 in Chilean pesos to the liabilities due to us by companies of the Errazuriz Group who are beneficiaries of the Adjustment Account.

     We also submitted claim against the Errazuriz Group asking for an indemnification, which was registered as Claim 28.

     The following is the status of the remaining Claims: One will begin the discussion period and nine have already concluded their discussion period; five are in the process of evidence production and two have concluded such period and are ready for judgment.

     Considering the procedural stage of some of the pending proceedings and the complexity of the matters dealt with in others, it is difficult to determine the likely outcome of the actions brought against us, and no assurance can be given that the final outcome will not be adverse to us.

     In late 2000 we were notified of seven consignment and compensation payments made by debtors of the Errazuriz Group beneficiaries of the Adjustment Account in relation to the loans payable to us with a view to extinguish total obligations. However, as a result of our opposition the resolutions have been appealed.

     In light of the above, we filed claims in Court for the collection of the total amount due from each of the beneficiaries of the Errazuriz Group, on the grounds that the debtor waived the period granted to each of them. To date, six of our claims have been ruled and one is ready for judgment. Of the rulings already delivered, three were in our favor and the other three were against us on formal grounds. These rulings basically stated that the offer of total and subsequent consignment payments did not imply a waiver of the period granted to each debtor, therefore the loans would not have been required to be paid upon filing the claim. Although these rulings were against us, in principle they were not because the existence of these loans had been recognized by the debtors. Both the Bank and the defendants filed an appeal on the issue, which is pending hearing.

     In addition, in 2000 we were notified of three additional consignment and compensation payments made by debtors of the Errazuriz Group who were not beneficiaries of the Adjustment Account, with a view to extinguish total obligations. We responded by asking for the judicial collection of these obligations, and to date we have been able to collect on two of them, for a total of UF 188,120.35, and the third is pending judgment.

     The Errazuriz Group filed in Court three allegations against us based on the rulings of the arbitration court on Claims 1,3,5, and 6. In all cases the Bank has filed defense on the grounds that (a) the allegations ask for the payment of obligations that have already been paid for with respect to Claims 1 and 3; (b) the allegation ask for the payment of credits improperly transferred with respect to Claim 5; and (c) the allegations ask for payment of obligations which are not yet due with respect to Claim 6. Of these claims, one has concluded the process of delete the process of evidence production, another will begin evidence production and the remaining one will begin its discussion period.

  All payments made on these allegations have been charged against the allowance previously made for the corresponding loans. Such allowance is included in the general allowance for loan losses.

     B.   Significant Changes

     No significant change has occurred since the date of the annual financial statements.


Item 9.   The Offer and Listing

     A.   Offer and Listing Details

     Nature Of Trading Market

     On June 24, 1996, we completed the public offering in Chile and internationally (the "Combined Offering") of our Series G common shares ("Series G Shares") and American Depositary Shares each representing ten Series G Shares. Prior to the Combined Offering, we had six series of shares (A through F) outstanding. Upon discharge in full of the Central Bank Subordinated Debt, each outstanding share of Series A through F was converted into a Series G Share. Following the Combined Offering, the public market for the ADS and for Series G Shares in the United States, Chile or elsewhere improved significantly. At an Extraordinary Shareholders' Meeting held on April 1, 1997, the name of the Series G Shares was changed to Common Shares. As of December 31, 2002, 65.6% of the outstanding Shares of our capital stock was held by BBVA, 30.3% was held by the Former Principal Shareholders (and entities controlled by or affiliated with them), 1.3% was held by investors abroad in the form of ADS and 2.8% was held by Chilean institutional investors and by the public.

     Market Volume and Price Information

     During 2002, Common Shares were traded daily on the Santiago Stock Exchange at a rate of 0.04% of the average number of Common Shares outstanding during 2002, accounting for approximately 1.2% of the trading volume on the Santiago Stock Exchange over the same period. During 2002, the ADS were also traded daily on the NYSE, at a rate of 0.03% of the average number of Common Shares outstanding during 2002.

     The table below sets forth, for the periods indicated, the reported low and high closing prices and daily average trading volumes for Common Shares, where indicated, on the Santiago Stock Exchange and on the New York Stock Exchange. See "Exchange Rates" for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant Chilean pesos.

                                     ----------------------------------------------------------------------------
                                         Daily Average
                                            Shares         Ch$ per Share      Daily Average        US$ per ADR
                                            ------         --------------          ADR            --------------
Year ended December 31,                 Trading Volume     Low       High     Trading Volume      Low       High
-----------------------                 --------------     ---       ----     --------------      ---       ----
   1998.............................          144,912       400        716            23,824         8         16
   1999.............................           27,836       343        875            14,035         7         17
   2000.............................           12,259       740        950             2,836        14         19
2001
   First Quarter ...................           13,569       830        950            20,634        15         16
   Second Quarter ..................          106,061       930      1,080            26,728        16         18
   Third Quarter ...................           19,081       879      1,060               984        13         17
   Fourth Quarter ..................           21,538       850        950             3,277        12         14
2002
   First Quarter ...................           60,506       770        920             5,259        12         14
   Second Quarter ..................          127,719       760        840             5,025        11         13
   Third Quarter ...................          128,837       700        850            14,332        10         12
   Fourth Quarter ..................          270,148       800        950            14,482        11         14
   December.........................          353,521       810        950             4,273        12         14
2003
   January..........................           37,323       935      1,000             1,195        13         13
   February.........................           41,797       989        995             3,155        13         14
   March............................           66,726       955      1,010             8,720        13         14
   April............................            6,871     1,000      1,070             3,669        13         15
   May..............................           22,063     1,020      1,080             1,084        15         15

----------------------
Source:  Santiago Stock Exchange, New York Stock Exchange.

     On December 31, 1998, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$450 (equivalent to US$0.95 at Ch$473.77 per US$1.00, the Observed Exchange Rate on such date). On December 31, 1998, the closing sale price per ADS on the New York Stock Exchange was US$7.750. On December 31, 1999, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$815 (equivalent to US$1.54 at Ch$527.70 per US$1.00, the Observed Exchange Rate on such date). On December 31, 1999, the closing sale price per ADS on the New York Stock Exchange was US$14.88. On December 31, 2000, the closing sale price per Common Share on the Santiago Stock Exchange was US$1.47 On December 31, 2000, the closing sale price per ADS on the New York Stock Exchange was US$14.8. On December 31, 2001, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$920 (equivalent to US$1.4 at Ch$656.20 per US$1.00, the Observed Exchange Rate on such date). On December 31, 2001, the closing sale price per ADS on the New York Stock Exchange was US$13.40. On December 31, 2002, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$940 (equivalent to US$1.32 at Ch$712.38 per US$1.00, the Observed Exchange Rate on such date). On December 31, 2002, the closing sale price per ADS on the New York Stock Exchange was US$13.17. On April 30, 2003 the closing sale price per Common Share on the Santiago Stock Exchange was Ch$1060 (equivalent to US$1.50 at Ch$705.32 per US$1.00, the Observed Exchange Rate on such date). On April 30, 2003, the closing sale price per ADS on the New York Stock Exchange was US$14.83.

     At December 31, 2002, there were 1,235 holders of record of Common Shares. It is not practicable for us to determine the number of ADS or Common Shares beneficially owned in the United States. Approximately 1.3% of the shares were property of non-Chilean stockholders.

     The ADS and the Common Shares have been listed on the New York Stock Exchange and on the Santiago Stock Exchange since June 18, 1996, respectively.

   Dividends

     The terms of the Central Bank Subordinated Debt imposed a limit on the amount of dividends we could pay on its Shares. See "Central Bank Subordinated Debt". After repayment in full of the Central Bank Subordinated Debt, there are no legal restrictions on the payment of dividends from our net income. The shareholders may determine upon recommendation of the Board of Directors to distribute a percentage of net income in any given year in order to maintain our ability to meet the targets of the annual Investment and Financing Policy approved by the shareholders' meeting.

     Dividends payable to holders of ADS will be paid net of foreign currency conversion fees and expenses of the Depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under "Taxation"). Owners of the ADS will not be charged any dividend remittance fees by the Depositary with respect to cash dividends. See "Taxation".

     Chilean law requires that holders of shares of Chilean companies that are not residents of Chile register as foreign investors under one of the foreign investment regimes established by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract, the Depositary, on behalf of ADS holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile. See "Exchange Controls and Other Limitations Affecting Security Holders".

     Under the current Ley General de Bancos (the "General Banking Law"), a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Pursuant to our By-laws, the annual dividend is proposed by the Board of Directors and approved by the shareholders at the annual ordinary shareholders' meeting held in the first four months of the year following the year with respect to which the dividend is proposed. Following shareholder approval, the dividend is declared and paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADS will, to the extent practicable, be the same. Under the Chilean Companies Law, Chilean public corporations are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank's outstanding stock so determine.

     B.   Plan of Distribution

     Not applicable.

     C.   Markets

     The ADS and the Common Shares have been listed on the New York Stock Exchange and on the Santiago Stock Exchange since June 18, 1996, respectively.

     D.   Selling Shareholders

     Not appplicable.

     E.   Dilution

     Not appplicable.

     F.   Expenses of the Issue

     Not appplicable.


Item 10. Additional Information

     A.   Share capital

     Not appplicable.

     B.   Memorandum and Articles of Association

     Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our By-laws and Chilean law. All rights and obligations of BBVA Chile's shareholders are contained in our by-laws (a copy of which has been filed as an exhibit to this 20-F), the General Banking Law, the Chilean Companies Law and the Ley de Mercado de Valores No. 18,045 (the "Securities Market Law"), each referred to below.

   General

     Shareholders' rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation's estatutos (which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States), by the General Banking Law and by the provisions of the Chilean Companies Law applicable to open stock corporations, to the extent applicable and not inconsistent with the General Banking Law. Additionally, Article 137 of the Chilean Companies Law provides that all provisions of the Chilean Companies Law take precedence over any contrary provision in a corporation's estatutos. Both the Chilean Companies Law and our By-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings or, at the option of the plaintiff, in the ordinary courts in Santiago, Chile.

     The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges, brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those shareholders who individually, or through other individuals or companies, exceed such percentage, and all other companies that publicly offer their stock.

   Ownership Restrictions

     Under Article 12 of the Securities Market Law and the regulations of the Superintendency of Banks, certain information regarding transactions in shares of banks must be reported to the SVS and the Chilean stock exchanges. Shareholders of a bank who are holder of 10% or more of such bank's capital or directors, general managers or managers of such bank are required to report to the SVS and the Chilean stock exchanges any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount.

     Additionally, there are also reporting requirements for any shareholder who controls 10% or more of a bank, to identify in each purchase of shares, whatever its number may be, if his final intent is to control the company or to make an investment.

     A beneficial owner of ADS representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

     Under Article 54 of the Securities Market Law and the regulations of the Superintendency of Banks, any person who directly or indirectly, pretends to take over the control of a bank that makes a public offer of its shares, regardless of the form of acquisition of the shares, including that which could be made by direct subscriptions or private transactions, shall previously report such fact to the public in general.

     For the purposes indicated in the preceding paragraph, written notice will be sent to such effect to the stock corporation that it is intended to control, to the companies that are the controllers and are controlled by the company whose control it is intended to obtain, to the SVS and to the Stock Exchanges where such securities are traded. With the same purpose, a prominent notice will be published in two newspapers of national circulation. The communication and the publication just mentioned shall be made, at least, ten business days in advance from the date on which it is pretended to implement the act that will permit obtaining the control of the respective stock corporation and, in any event, as soon as negotiations have commenced tending to achieve its control, through the delivery of information and documents of that company. Violation of this article will not invalidate the operation, but shall give the shareholders or third parties who are interested the right to demand indemnification for damages caused, apart from the pertinent administrative penalties.

     Should it be intended to obtain control through an offer regulated in Title XXV of the Securities Market Law the provisions of such Title shall be applied exclusively. On December 20, 2000, it was enacted the new tender offer law (known as "OPA Law") which in general terms, regulates transactions through which control of a corporation that makes public offer of its shares changes, as well as transactions in which a controlling shareholder or group increases control to over 66 2/3%. For this purpose, "control" means de facto control, being the acquisition of a sufficient shareholding to permit the acquirer to exercise the majority of the votes in shareholders' meetings, thus allowing for the election of a majority of the board of directors of the target company, or to allow the acquirer to have decisive power in the administration of the target company. The first requirement of the new OPA Law is enhanced disclosure of the intention to accumulate shares or acquire control. The OPA Law has further elaborated on the amount of information to be provided by the intended purchaser to the market, through a publication to be made in the newspapers providing a full disclosure on the terms of the proposed transaction to be carried out to obtain control. If a transaction which will result in the acquisition of control of a Chilean open stock corporation is to occur, the OPA Law requires the acquirer to launch a tender offer subject to the rules established in Title XXV of the Securities Market Law, including the obligation to carry out the tender offer on a pro-rata and a non discriminatory basis, and the obligation of making available for the shareholders a prospectus which discloses the terms and conditions of the offer.

     The OPA Law also contemplates anti-avoidance rules aimed at the acquisition of control of a company that controls an open stock corporation where the shares of the open stock company constitute more than 75% of the book value of the consolidated assets of the controlling company. In such circumstances, the purchaser will be required to make an offer for the remaining shares of the open stock company at the same pro rated price as is paid for the controlling company. While the legislation could be more specific, the end result is that if the acquirer ends up with control of the company in a transaction fairly close to other small transactions, he may be liable for a breach of these rules and fined for up to 30% of the value of the transaction and criminal sanctions. In addition, the OPA Law contains a number of limited exemptions from the obligations to make a bid in accordance with article 54 of the Securities Market Law as set forth above.

     Finally, the OPA Law also contemplates transitional rules which would exclude the operation of the OPA Law in the following cases: (i) When a present controlling shareholder sells to an unrelated new controlling shareholder within a three year period after the OPA Law comes into effect. To be entitled to this right a special shareholders meeting must agree, within 6 months following to the enactment of the law, that the corporation is going to be subject to the transitional rule; (ii) The sales and purchases that are performed in fulfilment of the rights granted by a shareholders agreement executed prior to the enactment of the law.

     The shareholders of BBVA Chile have not passed any decision regarding such transitory rule therefore making it non applicable.

     Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADS. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADS acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability and probity of the purchasing party.

     Article 84 No. 2 of the General Banking Law creates the presumption that natural persons who are holders of Shares and who beneficially own more than 1% of the Shares are related to us and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADS representing more than 1% of the Shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADS are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

     Neither Chilean law nor the By-laws impose specifically on nonresident or foreign owners any limitations on the rights of such owners to hold or vote the Shares.

   Capitalization

     Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders' meeting, have the power to authorize an increase in such company's capital. This shareholders' meeting resolution that increases the bank's capital must be approved or rejected by the Superintendency of Banks within a term of 30 days. The Superintendency of Banks may extend this term up to 30 days more. When an investor subscribes for issued shares, the shares are issued and registered in such investor's name, even if not paid for, and the investor is treated as a shareholder for all purposes except with respect to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares unless the company's by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange where such shares are traded, and it has a cause of action against the investor for the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). In the case of banks, authorized shares and issued shares which have not been paid for within the period fixed for their payment by the Superintendency of Banks are cancelled and are no longer available for issuance by the company.

     Article 22 of the Chilean Companies Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders' meeting.

   Preemptive Rights and Increases of Share Capital

     The Chilean Companies Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. The OPA Law now requires that ADS holders be given the same rights as local shareholders. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the Depositary as the registered owner of the Shares underlying the ADS. See "Cash Dividends and Other Distributions".

     Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period which cannot be less than 30 days following the granting of such rights. During such period (for shares as to which preemptive rights have been waived), and for an ensuing period (up to the term fixed by the shareholders' meeting to pay the increase in capital, which cannot exceed three years), a Chilean open stock corporation is permitted to offer any unsubscribed shares for sale to third parties on terms which are equal to or less favorable to such purchasers than those offered to its shareholders. At the end of a 30-day period following the preemptive rights period, a Chilean open stock corporation is authorized to sell non-subscribed shares to third parties on more favorable terms to such purchasers, provided they are sold on a stock exchange.

   Shareholders' Meetings and Voting Rights

     An ordinary annual meeting of shareholders is held within the first four months of each year, but in any case following the preparation of our financial statements for the previous year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by the Board of Directors, elects the Board of Directors and approves any other matter which does not require an extraordinary shareholders' meeting. The last ordinary annual meeting of our shareholders was held on March 17th, 2003. Extraordinary meetings may be called by the Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by the Board of Directors when requested by shareholders representing at least 10% of the issued voting shares or when requested by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper published in our corporate domicile (currently Santiago) in a prescribed manner, and the first notice must be published not fewer than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed no fewer than 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notice in La Nacion.

     The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued Shares; if a quorum is not present at the first meeting, the meeting can be reconvened within 45 days (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of Shares represented. The shareholders' meetings pass resolutions by the affirmative vote of an absolute majority of those Shares with voting rights present or represented at the meeting. The vote required at any shareholders' meeting to approve any of the following actions, however, is a two-thirds majority of issued Shares: (i) a change of organization, merger or spin-off, (ii) an amendment to our term of existence or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) the approval of capital contributions in kind and a valuation of the assets contributed, (vi) a modification of the powers of shareholders or limitations on the powers of the Board of Directors, (vii) a reduction in the number of members of the Board of Directors, (viii) the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of more than 50.0% of the corporate assets, (ix) any non-cash distribution in respect of the Shares, (x) the emission of convertible bonds or debentures, or (xi) the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote. Shareholders may accumulate their votes for the election of directors and cast the same in favor of one person. The vote required to change the number of members who make up the Board of Directors is 91% of voting shares present or represented, and the same majority is needed to change this requirement.

     In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that United States securities laws require a reporting company to provided to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not less than 15 days prior to the date of such meeting, and, in the cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of the company's activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the company's annual report. In addition to these requirements, we regularly provide, and our management currently intends to continue to provide, together with the notice of shareholders' meeting, a proposal for the final annual dividend.

     The Chilean Companies Law provides that wherever shareholders representing 10% or more of the issued voting shares so request, a Chilean company's annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders' comments and proposals in relation to the company's affairs. Similarly, the Chilean Companies Law provides that whenever the Board of Directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company's voting shares who have requested that such comments and proposals be so included.

     Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on its behalf. Every shareholder entitled to attend and vote at a shareholders' meeting has one vote for every share subscribed.

   Approval of Financial Statements

     The Board of Directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within the shareholders' discretion. If the shareholders reject the financial statements, the Board of Directors must submit new financial statements not later than 60 days from the date of such rejection. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new Board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for re-election for the ensuing period.

   Registration and Transfers

     We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned Common Shares, a single person must be appointed to represent the joint owners in dealings with us. This person may be either one of the joint owners or their legal representative.

     C.   Material Contracts

     On September 24, 1998, Banco Bilbao Vizcaya, S.A. (now BBVA) entered into an agreement (the "Agreement") with Inversiones Caburga S.A., Inversiones del Pacifico S.A., Compania de Leasing y Arriendo S.A., Inversiones Santa Virginia Limitada, Panamerican Holdings Limited Agency in Chile, Inversiones Valparaiso S.A., Inversiones Corinto Limitada and Fundacion Educacional de Beneficencia Maria Teresa Brown de Ariztia; and Jose Domingo Eluchans Asesorias Limitada, (collectively, "the former controllers"). We refer to all the parties to the agreement as "the "Shareholders".

     In their capacities as our controlling Shareholders, the parties agreed to coordinate their actions in order to jointly manage and develop our business. To this end, they agreed upon operating standards for us and our subsidiaries, which complement those required by law, regulations and our By-laws. The principal standards refer to:

          Board of Directors. According to the Agreement, the Board shall be composed of nine office holders and two alternates and, in the event of a merger or acquisition, the number of members may be increased to 11. Given the composition of the Shareholders, the parties to the Agreement may appoint all of the directors, with BBVA presently entitled to appoint a majority of the Board. In addition the parties agreed upon rules to be applied to the appointment of the Chairman, to the replacement of directors, for setting dates for Board meetings, for passing resolutions and to the appointment of the General Manager and the exercise of some of his most important faculties.

          Shareholders' meeting. Resolutions will be passed pursuant to requirements prescribed by law and the By-laws, with the requirement that at least one of the former controllers must form part of the majority vote for the following matters: mergers, early dissolution, a combined sale of the assets and the liabilities or all of the assets, or a substantial portion thereof, modification of the dividend distribution policy or the By-laws, or any matters that, pursuant to the Agreement, require the approval of at least one director appointed by each party of the agreement.

         Transfer of shares. The parties recognize a preemptive right in the event that any of them intend to sell their Shares.

          Purchase of shares on the market by the parties. This standard regulates the purchase and sale of Shares on the Stock Exchange. Third-party purchases, are freely authorized provided the purchases are on the Stock Exchange and the purchaser fulfills the obligation of offering the other Shareholder a percentage of the Shares purchased at unit acquisition cost, which percentage must be equal to the relative holdings of the Shareholders at the time.

     The sale of shares on the Stock Exchange is only permitted if, having fulfilled the obligation of offering its acquisition to the other party, that party is not interested.

         New business. The parties declare their intention to look into new business in Chile in the future, in the form of holdings substantially similar to what they had at that time.

         Dividend policy. Dividend policy will be to make annual distributions of at least 50% of the income that pursuant to applicable regulations would be subject to distribution.

         Starting date, duration and term. The Agreement took effect on September 24, 1998 for an indefinite duration unless an event that enables any party to terminate the agreement occurs.

         Irreconcilable differences, mediation. In cases in which the Board or Shareholders are not able to pass resolutions in fulfillment of this Agreement, differences shall be submitted to a neutral mediator. If no agreement can be reached, the parties have the right to terminate the Agreement.

     D.   Exchange Controls

   Exchange Controls

     The Central Bank is responsible for, among other things, monetary policy and exchange controls in Chile. Foreign investments in Chile (including investments in shares or Common Stock) can be made under the following regulations: (i) registration with the "Foreign Investment Committee" under Decree Law No. 600 of 1974 as amended ("Decree Law No, 600") or (ii) according to Chapter XIV of the Compendium.

     Foreign investment made under Decree Law No. 600 gives foreign investors access to the Formal Exchange Market once the foreign currency is converted into Chilean pesos. Under Decree Law No. 600 foreign investors may transfer abroad their capital and the net profits from their investments in Chile. Capital may be remitted after one year has elapsed counted from the date on which the foreign currency it was brought in. Profits can be remitted with no time limit. Decree Law No. 600 gives the foreign investors access to the Formal Exchange Market in order to remit capital and net profits abroad.

     Since April 19, 2001 foreign investments made under Chapter XIV are not subject to restrictions other than the requirement that all foreign currency brought into the country or remitted abroad by the foreign investor should be made through the Formal Exchange Market and to provide certain information to the Central Bank. Under Chapter XIV, foreign investors do not have granted access to the Formal Exchange Market as is the case under Decree Law No. 600, however, for the purpose of remitting capital and net profit abroad, foreign investors are entitled to purchase foreign currency either in the Formal Exchange Market or in the informal exchange market. Foreign investments made prior to April 19, 2001 are subject to the regulations of Chapter XIV that were in place at the time such foreign investment was made, unless the foreign investor, voluntarily, decides to be subject to the current regulations of Chapter XIV.

     Pursuant to Article 47 of the Central Bank Act, the Central Bank may enter into agreements with investors or creditors, both foreign or local, and other parties in a foreign exchange transaction, to regulate the terms and conditions under which the capital, interest, profits and benefits generated by such foreign exchange transaction may be utilized, remitted abroad or reimbursed to the local investor or creditor and to assure them free access to the Formal Exchange Market. According to Article 47 of the Central Bank Act, agreements entered into by the Central Bank pursuant to Article 47 may only be modified by mutual agreement of all parties to the contract.

     Until April 19, 2001, Chapter XXVI, Title I of the Compendium ("Chapter XXVI") regulated the issuance of ADS by a Chilean company and the access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of shares deposited or shares withdrawn from deposit or surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto).

     On April 19, 2001, Chapter XXVI was derogated by the Central Bank and it established under Chapter XIV that will be considered "investments", for the purpose of Chapter XIV, the acquisition of shares of Chilean open stock corporations to be withdrawn in exchange for a certificate representing such shares, as is the case of ADSs, that are traded in foreign markets. Additionally, the Central Bank sets forth on Chapter XIV that the withdrawn of shares in exchange for a certificate representing such shares or reverse will be subject to the rules applicable under Chilean law.

     Even though the Central Bank eliminated Chapter XXVI, all ADSs that have been issued according to Article 47 of the Central Bank Act and Chapter XXVI will be subject to such regulations and to their own Foreign Investment Contract, without regard of the derogation of Chapter XXVI.

     The ADS representing Common Shares are the subject of a contract dated June 19, 1996 (the "Foreign Investment Contract") between the Central Bank, us and the Bank of New York as Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI.

     The following is a summary of material provisions in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agrees to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile who withdraws Common Shares upon delivery of ADSs (such Common Shares being referred to herein as "Withdrawn Shares"), access to the Formal Exchange Market to convert Chilean pesos to dollars (and remit such dollars outside of Chile) in respect of Common Shares represented by ADS or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile that such Withdrawn Shares were sold on a Chilean Exchange) or from shares distributed because of the liquidation merger or consolidation of the Bank, (c) proceeds from the sale in Chile of rights to subscribe for additional Common Shares, (d) proceeds from the liquidation, merger or consolidation of BBVA Banco BHIF, and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Common Shares represented by ADS or Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the custodian. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such Common Shares in exchange for ADSs, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, see "Exchange Rates". Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments is conditioned upon certification by BBVA Banco BHIF to the Central Bank that a dividend payment has been made and any applicable tax has been withheld, which certification BBVA Banco BHIF has agreed to provide at the appropriate time.

     Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon is conditioned upon receipt by the Central Bank of certification by the custodian that such Common Shares have been withdrawn in exchange for ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Common Shares) until such Withdrawn Shares are redeposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase Common Shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in Common Shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Common Shares, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into Chilean pesos. Common Shares acquired as described above may be deposited for ADS and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Common Shares.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank based on a request therefore presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

     Until June 26, 1998, foreign investors acquiring shares or securities in the Chilean secondary market should maintain a mandatory reserve ("Reserve") with the Central Bank in an amount equal to 30% of the amount of the investment or alternatively foreign investors might choose to satisfy such reserve requirements by making a payment to the Central Bank of a non-refundable amount calculated in regard to the amount that must have been deposited. The deposit had to be done for one year in the form of a non-interest bearing U.S. dollars deposit.

     On June 26, 1998, the Reserve was reduced to 10% and on September 17, 1998 to 0% of the investment. Notwithstanding the mentioned reserve reduction, the Central Bank can increase the Reserve at any moment until 40% of the amount of the investment. No assurance can be given that the Central bank would not increase the amount of the Reserve. However, under Chilean law such increase would only be imposed upon investments brought into Chile after the increase of the Reserve becomes effective.

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying Common Shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. See also "Description of By-laws--Ownership restrictions"

     E.   Taxation

Chilean Tax Considerations

     The following discussion summarizes the principal Chilean income tax consequences of the purchase, ownership and disposition of ADS or Common Shares by an individual who is not domiciled or resident in Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

     This summary is based upon the tax laws of Chile and relevant interpretations thereof (including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings) in effect on the date of this Annual Report, all of which are subject to change. There is no income tax treaty in force between Chile and the United States.

     HOLDERS OF ADS OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADS OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAX LAWS.

   Cash Dividends and Other Distributions

     Cash dividends paid by us with respect to the ADS or Common Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by us (the "Withholding Tax"). If we have paid corporate income tax (the "First Category Tax") on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax, though not on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax paid by us is proportionately reduced. It must be considered that the First Category Tax rate for earnings from commercial year 1991 until 2001 was 15%, for the year 2002 was 16%, currently this year is 16.5% and for years 2004 and thereafter a rate of 17% will be applicable. Therefore, it is possible that different rates of credits may be available for a single dividend.

     When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on that pre-tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from our oldest retained earnings.

     The example below illustrates the effective Chilean Withholding Tax rate burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 30% of the consolidated net income of BBVA Banco BHIF distributable after payment of the First Category Tax:

BBVA Chile......................................................     100.0
First Category Tax (16.5% of CH$100)............................     (16.5)
Net distributable income........................................      83.5
Dividend distributed (30% of net distributable income)..........      25.05
Withholding Tax (35% of the sum of CH$ 25.05 dividend
     Plus CH4.95 First Category Tax paid).......................     (10.5)
Credit for 16.5% of First-Category Tax..........................       4.95
Net additional tax withheld.....................................       5.55
Net dividend received...........................................      19.5
Effective dividend withholding rate.............................       22%

     The effective Withholding Tax Rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

          (Withholding Tax rate) - (First Category Tax effective rate)
          ------------------------------------------------------------
                     1 - (First Category Tax effective rate)

     The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings to which the dividends are attributed.

     The overall tax rate for the foreign (non-domiciled and non-resident) investor is 35%.

     As a result of the repayment of the Central Bank Subordinated Debt, we realized a tax loss which was applied first against net income in 1996 and second against certain retained earnings from prior years. The balance has been carried forward to off-set 1998, 1999 and 2000 taxable income and the balance thereof can be carried forward indefinitely. The consequence of application of the tax loss against net income in 1998, 1999 and 2000 was that we did not pay any First Category Tax in 1998, 1999 and 2000 and does not expect to pay such Tax in future years until any remaining tax loss carry forward is fully utilized. Thus, for 1998, 1999 and 2000 there was no First Category Tax credit available to reduce the 35% Withholding Tax, and for such future years (or portions thereof until any remaining tax loss carry forward is fully utilized) there will be no First Category Tax credit available to reduce the 35% Withholding Tax. See "Operating and Financial Review and Prospects--Results of Operations for the Years Ended December 31, 1998, 1999 and 2000--Income Tax". However, regardless of whether we pay any First-Category Tax, the total overall Chilean tax burden imposed on our distributed profits will be 35%.

     Any dividend distributions made in property (other than Common Shares) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distribution and exercise of preemptive rights relating to Common Shares will not be subject to Chilean taxation.

     As is stipulated in number 8 of the Shareholders Agreement signed on September 24, 1998 by BBVA Chile, (then BBV), Inversiones Caburga S.A. and other shareholders, our policy on dividend distribution is defined as "to distribute every year at least 50% of the distributable net income from the corresponding fiscal year". The distributable net income is the net income that can be distributed according to law and regulations.

   Capital Gains

     Disposition of ADS

     Gain realized on a sale or other disposition by a Foreign Holder of the ADS will not be subject to Chilean taxation, provided that such sale or other disposition occurs outside Chile and that such ADS are also located outside Chile. The deposit and withdrawal of Common Shares in exchange for ADS will not be subject to any Chilean taxes.

     Disposition of Common Shares

     Gain recognized on a sale or exchange of Common Shares (as distinguished from sales or exchanges of ADS representing such Common Shares) will be subject to Chilean income taxes at an effective rate of 35% if (i) the Foreign Holder has held the Common Shares for less than one year since exchanging ADS for the Common Shares, (ii) the Foreign Holder acquired and disposed of the Common Shares in the ordinary course of its business or as a regular trader of shares (i.e., the holder is "habitual in the purchase and sale of shares"), or (iii) the Foreign Holder and the purchaser of the Common Shares are "related parties." For this purpose, a "related party" is any entity in which the foreign holder is
(a) a partner, (b) a shareholder if such entity is a closed stock corporation, or (c) a shareholder with more than 10% of the shares if such entity is an open stock corporation. In all other cases (i.e., if the foreign holder is not habitual and has held the shares for at least one year prior to their sale and such sale was not made to a related party), gain on the disposition of Common Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 16.0%) as a sole tax.

     For purposes of determining gain upon their sale, the tax basis of Common Shares received in exchange for ADS will be the acquisition value of the Common Shares on the date of the exchange, adjusted for the Chilean Consumer Price Index (domestic inflation) variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the Deposit Agreement, which values Common Shares which are being exchanged at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date on which the exchange is recorded, will determine the acquisition value for this purpose.

     In case of conversion of ADS into Common Shares and the immediate sale of such Common Shares, because of the mechanisms under which the Santiago Stock Exchange operates, the sales price of the Common Shares is determined two days prior to the date on which the exchange is recorded and the ownership transfer of the Common Shares resulting from the exchange actually takes place. Therefore, if the price of the Common Shares does not fluctuate within those two days or goes up, no capital gain shall be generated. However, if the value of the Common Shares on the Santiago Stock Exchange goes down within those two days, a capital gain subject to taxation in Chile should be generated equal to the difference between (i) the sales price determined two days prior to the date the conversion of ADS into Common Shares is recorded, and (ii) the highest reported sales price of the Common Shares on the Santiago Stock Exchange on such recording date.

     The above has been clarified by the Internal Revenue Service of Chile by Ruling N(degree) 3708 of October 1, 1999 upon consultation by the Santiago Stock Exchange. Such ruling also accepts (for the purposes of determining if capital gains are generated) the amendment of the Deposit Agreement by the parties thereto setting forth that the acquisition value of the Common Shares resulting from an exchange of ADS should be the price registered in the relevant invoice issued by the stock broker through whom the sale of such Common Shares took place, provided, however, that such sales price is determined within no more than two Santiago business days prior to the date on which the conversion of ADS into Common Shares and the subsequent transfer of such Common Shares are recorded.

     Any gains on the sale or transfer of common shares will not be subject to any Chilean tax, regardless of whether the seller performs such operations in a regular basis or not. The gains obtained on the sale or transfer of common shares which had presence at the stock exchange no more than 90 days prior to the date of the operation, given that the operation is carried at a Chilean stock exchange, at a foreign stock exchange authorized by the regulating body of the country, or in a public offering ruled by Title XXV of the Securities Market Law.

     Disposition of preemptive rights

     Amounts received in exchange for the sale or assignment of preemptive rights relating to Common Shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter to the extent described above) as it is considered "normal" income and is taxed accordingly.

   Other Chilean Taxes

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the ADS by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of Common Shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADS or Common Shares.

   Withholding Tax Certificates

     Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

   U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Common Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold Common Shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

     o    certain financial institutions;

     o    insurance companies;

     o    dealers and traders in securities or foreign currencies;

     o persons holding Common Shares or ADSs as part of a hedge, straddle or conversion transaction;

     o persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

     o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     o    persons liable for the alternative minimum tax;

     o    tax-exempt organizations;

     o persons holding Common Shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

     o persons who acquired our ADSs or Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares or ADSs in your particular circumstances.

     The discussion below applies to you only if you are a beneficial owner of Common Shares or ADSs and are, for U.S. federal tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Chilean taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

   Taxation of Distributions

     Distributions paid on ADSs or Common Shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs or Common Shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisers regarding the implications of this new legislation in your particular circumstances. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes.

     Dividends paid in Chilean pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

     Chilean taxes withheld from dividends on Common Shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

   Sale and Other Disposition of Common Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Common Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Common Shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the Common Shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from Common Shares or ADSs (except for ADSs that are disposed of outside of Chile) may not be creditable against your U.S. federal income tax liability.

   Passive Foreign Investment Company Rules

     Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we believe that we will not be considered a "passive foreign investment company" ("PFIC") for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a Common Share, certain adverse consequences could apply to you.

     If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or Common Share would be allocated ratably over your holding period for the ADS or Common Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Common Shares in excess of 125 percent of the average of the annual distributions on ADSs or Common Shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections (including a mark to market election) may be available to you that may mitigate the adverse consequences of PFIC status.

   Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient, or (ii) you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     F.   Dividends and Paying Agents

     Not applicable.

     G.   Statement by Expert

     Not applicable.

     H.   Documents on Display

     We file annual and special reports and other information with the SEC. You may read and copy any document we file at the Public Reference Room o the SEC at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison, Suite 1400, Chicago, Illinois 60661. You may request a copy of these filings by writing or telephoning the offices of BBVA in New York, 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. BBVA's telephone number is (212) 728-1660.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

General

     Through our normal operations, we are exposed to a number of risks, the most significant of which are market risk, liquidity risk, credit risk and operational risk. Management of these risks is a process which involves different levels of our organization and covers a wide range of policies. The extent to which we properly and effectively identify and manage our risk is critical to our profitability. Risk management seeks to optimize the relationship between risk and reward and to limit the possible maximum absolute loss. For a discussion of our risk management policies and Chilean regulation on managing market risk in the banking sector, see "Business Overview-Chilean Regulation and Supervision", "Business Overview-Selected Statistical Information" and "Operating and Financial Review and Prospects-Asset and Liability Management".

Market Risk

     Market risk is the risk that changes in interest rates, currency exchange or bond prices will have an adverse impact on our earnings, cash flows or the fair values of our assets, liabilities or off-balance sheet positions. We are exposed to market risk in both our trading and non-trading activities.

     Trading Risk

     The estimation of potential losses that could arise from reasonably likely adverse changes in market conditions is the key element of managing market risk. As of 2002 we have installed institutional tools that enable us to use the value at risk methodology ("VAR"). VAR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or "time horizon," if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account numerous variables that may cause a change in the value of BBVA Chile's portfolios, including interest rates, foreign exchange rates, securities prices and volatility and any correlations among the foregoing.

     Additionally, we are involved in a continuous process of improvement of our systems, in order to adapt them to the latest methodological advances in market risks measurement and control.

     Our VAR estimates provide us with a consistent and uniform measure of market risk in our trading portfolios. VAR uses historical movements in these variables to estimate reasonably likely potential losses in trading activities assuming normal market conditions and market liquidity. The historical observation involves constructing a distribution of hypothetical daily changes in trading portfolio value. These hypothetical changes are based on daily observed percentage changes in key market indices or other market factors to which the portfolio may be sensitive. Our VAR analysis is updated regularly by recalculating the historic volatilities and correlations that serve as the basis for this analysis. In the case of our VAR analysis, the period for estimating risk factors is approximately two years and we assume a one-day holding period and adverse market movements of 2.33 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VAR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by the technique known as "exponential smooth," which confers a higher relative weight to the last historical data considered within the one-year series.

     We use VAR as a tool to estimate and limit market risks related to all of our trading activities. Two types of limits will be used to seek to control market risk arising from our trading activities: limits based on VAR and stop-loss. Currently the limit based on VAR is at $1,800 million (US$2.5 million). Limits on particular portfolios, products and individual traders are established within each business. The VAR model incorporates numerous variables that could impact the fair value of our trading portfolio, as well as correlations that exist among these variables. It takes into account linear and non-linear exposures to price and interest rate risk and linear exposure to implied volatility risks.

     Non-Trading Risk

     Our principal non-trading market risks are interest rate, foreign exchange and equity price risk.

     Interest Rate Risk. Interest rate risk arises as a result of timing differences on the re-pricing of the assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities.

     Currency Risk. Currency risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in currencies other than Chilean pesos and Unidades de Fomento, either as a result of trading or in the normal course of banking activities including investments. The most significant currency in which we have transactions is the U.S. dollar. Exposure to exchange rate movements is controlled by ensuring that mismatches are managed and monitored by individual business divisions.

     For a discussion of our trading and non-trading interest rate risk, foreign currency risk and market price risk of our bonds portfolio, see "Operating and Financial Review and Prospects-Asset and Liability Management" and "Business Overview-Selected Statistical Information".

Liquidity Risk

     Liquidity risk is the risk that we might be unable to meet payment obligations and potential payment obligations when they fall due without incurring unacceptable losses and that asset commitments cannot be funded on an economic basis over their life. Liquidity management seeks to ensure that we have access to funds necessary to cover client needs, maturing liabilities and capital requirements, even under adverse market conditions. See "Operating and Financial Review and Prospects-Asset and Liability Management-Liquidity and Funding".

Credit Risk

     We have drawn up a system to measure credit risk both at the level of operation as well as the level of the whole loan portfolio. For a discussion of our credit risk, see "Business Overview--Selected Statistical Information".

Operational Risk

     Operational risk can result from any of the following: failures to obtain proper internal authorizations, failure to properly document transactions, equipment failures, fraud, inadequate training or errors by employees. Losses that are characterized as operational include, but are not limited to the following examples: losses due to a failure of internal controls, personnel unavailability or injury and external events including natural disasters or the failure of external systems. We manage these risks with internal rules based on tolerance limits for operational failures set by management. Legal risk includes the possibility that transactions may not be enforceable under applicable law or regulation and also the possibility that changes in law or regulation could adversely affect our position. The risk is greater with respect to derivative financial instruments, as applicable law and regulation is relatively recent and in some cases incomplete. We manage legal risk by seeking to ensure that transactions are properly authorized and by submitting new or unusual transactions to our legal advisors for review.


Item 12.   Description of Securities Other than Equity Securities

     Not applicable.


                                     PART II


Item 13.   Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.


Item 15.   Controls and Procedures

     Within the 90 day period prior to the filing of this report, we have carried out an evaluation of the effectiveness of the design and operation of the Bank's disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is correctly recorded, summarized and reported. As of the date of the evaluation, we have concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the evaluation.


Item 16A.  Audit Committee Financial Expert

     Not yet applicable.


Item 16B.  Code of Ethics

     Not yet applicable.


                                    PART III


Item 17.   Financial Statements

     Our financial statements have been prepared in accordance with item 18 hereof.


Item 18.   Financial Statements

     Reference is made to item 19 for a list of all financial statements filed as a part of this Form 20F.


Item 19.   Exhibits

(a)  Index to Financial Statements and Schedules

     Report of independent accountants Audited consolidated financial statements:
     Consolidated balance sheets at December 31, 2001 and 2002 Consolidated statements of income for each of the three years in the period ended December 31, 2002
     Consolidated statements of cash flows for each of the three years in the period ended December 31, 2002
     Consolidated statements of  shareholders' equity
          for each of the three years in the period ended December 31, 2002 Notes to the consolidated financial statements

(b)  Index to Exhibits

1.1* Estatutos of Registrant, which serve as the Registrant's articles of incorporation and by-laws, together with an English translation.

1.2**      English translation of amendments to Estatutos of Registrant.

4.1***     Shareholders Agreement dated September 24, 1998

8.1****    List of Subsidiaries of BBVA Chile

12.1*****  Section 906 certification














--------
* Incorporated by reference to our Registration Statement No. 333-4918 on Form F-1 filed with the Commission on June 17, 1996.
** Incorporated by reference to our annual report on Form 20-F filed with the Commission on May 31, 1999.
*** Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999.
**** Incorporated by reference to our Annual Report on Form 20-F from the fiscal year ended December 31, 2002.
***** Filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on June 30, 2003.


                                    Banco Bilbao Vizcaya Argentaria, Chile S.A.


                                    By:   /s/ Ramon Monell Valls
                                       -------------------------------------
                                       Name:  Ramon Monell Valls
                                       Title: Gerente General (CEO)

Dated: June 30, 2003

                                 CERTIFICATIONS

I, Ramon Monell Valls, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Bilbao Vizcaya Argentaria, Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material factor omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Ramon Monell Valls
-------------------------

Gerente General (CEO)
---------------------

                                 CERTIFICATIONS

I, Salvador Milan Alcaraz, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Bilbao Vizcaya Argentaria, Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material factor omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Salvador Milan Alcaraz
---------------------------

Director Financiero (CFO)

                                BBVA BANCO BHIF

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS


                                                                            Page
                                                                            ----

Report of independent accountants                                           F-2

Audited consolidated financial statements:

Consolidated balance sheets at December 31, 2001 and 2002                   F-4

Consolidated statements of income for each of the three years in the
  period ended December 31, 2002                                            F-6

Consolidated statements of cash flows for each of the three years
  in the period ended December 31, 2002                                     F-7

Consolidated statements of  shareholders' equity
  for each of the three years in the period ended December 31, 2002         F-8

Notes to the consolidated financial statements                              F-9


     Ch$  -  Chilean pesos
    MCh$  -  Millions of Chilean pesos
     US$  -  United States dollars
   ThUS$  -  Thousands of United States dollars
      UF - A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

Applications of Constant Pesos

The above December 31, 2000, 2001 and 2002 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2002 purchasing power.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of BBVA Banco BHIF


     We have audited the accompanying consolidated balance sheets of BBVA Banco BHIF and its subsidiaries (the "Bank") as of December 31, 2001 and 2002 and the related consolidated statements of income, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2002, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BBVA Banco BHIF and its subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

To the Board of Directors and Shareholders of
BBVA Banco BHIF
2


     As described in Note 2, during the year ended December 31, 2002 the Bank modified the accounting treatment of investments in mortgage finance bonds issued by the Bank.

     Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20 - F. The application of the latter would have affected the determination of net income expressed in Chilean pesos for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity and financial position also expressed in Chilean pesos at December 31, 2001 and 2002 to the extent summarized in Note 28 to the financial statements. The presentation of financial statements for banks prepared in accordance with the requirements of the Chilean regulatory authorities also differs significantly from the format required by the United States Securities and Exchange Commission ("SEC"). Consolidated balance sheets at December 31, 2001 and 2002 and consolidated statements of income for each of the three years in the period ended December 31, 2002, prepared in accordance with accounting principles generally accepted in Chile, but using the format for bank financial statements specified by the SEC, are shown in Note 27 to the financial statements.



/s/ PricewaterhouseCooper
Santiago, Chile
January 16, 2003

                                BBVA BANCO BHIF

                          CONSOLIDATED BALANCE SHEETS

             Adjusted for general price-level changes and expressed
                in millions of constant Chilean pesos (MCh$) of
             December 31, 2002 and thousands of US dollars (ThUS$)

                                                                                 At December 31,
                                                                     --------------------------------------
                ASSETS                                                  2001          2002          2002
                ------                                               ----------    ----------    ----------
                                                                        MCh$          MCh$          ThUS$
                                                                                                  Unaudited
                                                                                                  (Note 1 o)
CASH AND DUE FROM BANKS
      Non-interest bearing (Note 3) ..............................      145,973       284,463       399,314
      Interest bearing ...........................................       59,137        26,560        37,283
                                                                     ----------    ----------    ----------
            Total cash and due from banks ........................      205,110       311,023       436,597
                                                                     ----------    ----------    ----------

INVESTMENTS (Note 4)
      Government securities ......................................      187,653       287,787       403,980
      Investments purchased under agreements to resell ...........        9,579        56,055        78,687
      Investment collateral under agreements to repurchase .......      169,100       220,281       309,218
      Other investments ..........................................       23,934        81,757       114,766
                                                                     ----------    ----------    ----------
            Total investments ....................................      390,266       645,880       906,651
                                                                     ----------    ----------    ----------

LOANS, NET (Note 6)
      Commercial loans ...........................................      819,362       828,522     1,163,034
      Consumer loans .............................................      176,114       204,589       287,191
      Mortgage loans .............................................      241,456       253,489       355,834
      Foreign trade loans ........................................      148,856       233,522       327,805
      Interbank loans ............................................        1,033             -             -
      Lease contracts (Note 7) ...................................       66,013        83,731       117,537
      Other outstanding loans ....................................      282,488       368,690       517,547
      Past due loans .............................................       38,653        41,330        58,017
      Contingent loans ...........................................       67,184        84,691       118,885
      Allowance for loan losses (Note 8) .........................      (43,264)      (45,045)      (63,232)
                                                                     ----------    ----------    ----------
            Total loans, net .....................................    1,797,895     2,053,519     2,882,618
                                                                     ----------    ----------    ----------

OTHER ASSETS
      Assets received in lieu of payment .........................        8,918        15,446        21,682
      Bank premises and equipment (Note 9) .......................       57,566        55,668        78,144
      Investments in other companies (Note 10) ...................        1,083         1,159         1,627
      Other (Note 11a) ...........................................       83,023       113,509       159,338
                                                                     ----------    ----------    ----------
            Total other assets ...................................      150,590       185,782       260,791
                                                                     ----------    ----------    ----------
            Total assets .........................................    2,543,861     3,196,204     4,486,657
                                                                     ==========    ==========    ==========

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                                BBVA BANCO BHIF

                          CONSOLIDATED BALANCE SHEETS

             Adjusted for general price-level changes and expressed
                in millions of constant Chilean pesos (MCh$) of
             December 31, 2002 and thousands of US dollars (ThUS$)

                                                                             At December 31,
                                                                 ---------------------------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY                           2001          2002         2002
      ------------------------------------                       -----------   -----------   -----------
                                                                     MCh$          MCh$         ThUS$
                                                                                              Unaudited
                                                                                              (Note 1 o)
DEPOSITS
     Non-interest bearing
        Current accounts .....................................       178,525       224,790       315,548
        Banker's drafts and other deposits ...................       143,986       233,011       327,088
                                                                 -----------   -----------   -----------
            Total non-interest bearing .......................       322,511       457,801       642,636
                                                                 -----------   -----------   -----------

     Interest bearing
        Saving accounts and time deposits ....................     1,102,821     1,454,684     2,042,005
                                                                 -----------   -----------   -----------
            Total deposits ...................................     1,425,332     1,912,485     2,684,641
                                                                 -----------   -----------   -----------

BORROWINGS (Note 12)
     Central Bank borrowings .................................        11,646         8,841        12,411
     Securities sold under agreements to repurchase ..........       172,624       255,565       358,748
     Mortgage finance bonds ..................................       239,816       250,999       352,339
     Other borrowings:
        Subordinated bonds ...................................        31,904        31,607        44,368
        Other bonds ..........................................        43,884        39,725        55,764
        Borrowings from domestic financial institutions ......        65,142        68,934        96,766
        Foreign borrowings ...................................       127,468       175,045       245,719
        Other obligations ....................................        40,472        37,980        53,314
                                                                 -----------   -----------   -----------
            Total borrowings .................................       732,956       868,696     1,219,429
                                                                 -----------   -----------   -----------

OTHER LIABILITIES
     Contingent liabilities (Note 11 c) ......................        67,117        85,457       119,960
     Other (Note 11 b) .......................................        68,248        72,431       101,674
                                                                 -----------   -----------   -----------
            Total other liabilities ..........................       135,365       157,888       221,634
                                                                 -----------   -----------   -----------

MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARIES ...............................................            88           113           159
                                                                 -----------   -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS' EQUITY (Note 13)
     Capital .................................................       151,877       151,877       213,197
     Reserves ................................................        82,908        84,890       119,164
     Net income for the year .................................        15,335        20,255        28,433
                                                                 -----------   -----------   -----------
            Total shareholders' equity .......................       250,120       257,022       360,794
                                                                 -----------   -----------   -----------
            Total liabilities and shareholders' equity .......     2,543,861     3,196,204     4,486,657
                                                                 ===========   ===========   ===========

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                                BBVA BANCO BHIF

                       CONSOLIDATED STATEMENTS OF INCOME

           Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2002 and thousands of US dollars (ThUS$)

                                                                                    Year ended December 31,
                                                                      ----------------------------------------------------
                                                                         2000          2001          2002          2002
                                                                      ----------    ----------    ----------    ----------
                                                                         MCh$          MCh$          MCh$          ThUS$
                                                                                                                 Unaudited
                                                                                                                 (Note 1 o)
INTEREST REVENUE AND EXPENSE
      Interest revenue ............................................      225,990       218,194       216,464       303,860
      Interest expense ............................................     (145,911)     (124,852)     (107,450)     (150,832)
                                                                      ----------    ----------    ----------    ----------
            Net interest revenue ..................................       80,079        93,342       109,014       153,028
                                                                      ----------    ----------    ----------    ----------

PROVISION FOR LOAN LOSSES (Note 8) ................................      (24,459)      (31,556)      (31,316)      (43,960)
                                                                      ----------    ----------    ----------    ----------

INCOME FROM SERVICES, NET (Note 18)
      Income from services ........................................       16,635        22,282        26,334        36,966
      Services expenses ...........................................       (4,840)       (5,054)       (4,572)       (6,418)
                                                                      ----------    ----------    ----------    ----------
            Income from services, net .............................       11,795        17,228        21,762        30,548
                                                                      ----------    ----------    ----------    ----------

OTHER OPERATING INCOME, NET
      Gains on financial  instruments (Note 19) ...................        4,704        11,640        13,101        18,390
      Losses on financial instruments (Note 19) ...................         (753)       (3,086)       (6,961)       (9,771)
      Foreign exchange transactions, net ..........................        1,377        (4,162)      (14,335)      (20,123)
                                                                      ----------    ----------    ----------    ----------
            Total other operating income, net .....................        5,328         4,392        (8,195)      (11,504)
                                                                      ----------    ----------    ----------    ----------

OTHER INCOME AND EXPENSES
      Recovery of loans previously charged-off (Note 20) ..........        7,674         7,500         9,696        13,611
      Non operating income (Note 21) ..............................        2,866         3,948         4,776         6,704
      Non operating expenses (Note 21) ............................       (2,845)       (2,821)       (3,723)       (5,226)
      Participation in earnings (losses) of equity investments ....          (36)          (34)          116           163
                                                                      ----------    ----------    ----------    ----------
            Total other income and expenses .......................        7,659         8,593        10,865        15,252
                                                                      ----------    ----------    ----------    ----------

OPERATING EXPENSES
      Personnel salaries and expenses .............................      (28,555)      (33,099)      (33,118)      (46,489)
      Administrative and other expenses ...........................      (26,676)      (28,143)      (29,049)      (40,777)
      Depreciation and amortization ...............................       (6,843)      (10,053)      (12,992)      (18,237)
                                                                      ----------    ----------    ----------    ----------
            Total operating expenses ..............................      (62,074)      (71,295)      (75,159)     (105,503)
                                                                      ----------    ----------    ----------    ----------

LOSS FROM PRICE-LEVEL RESTATEMENT (Note 22) .......................       (5,388)       (4,464)       (4,164)       (5,845)
                                                                      ----------    ----------    ----------    ----------

MINORITY INTEREST IN CONSOLIDATED
   SUBSIDIARIES ...................................................          (20)          (24)          (34)          (48)
                                                                      ----------    ----------    ----------    ----------

INCOME BEFORE INCOME  TAXES .......................................       12,920        16,216        22,773        31,968
      Income taxes (Note 23) ......................................        1,984          (881)       (2,518)       (3,535)
                                                                      ----------    ----------    ----------    ----------
            Net income for the year ...............................       14,904        15,335        20,255        28,433
                                                                      ==========    ==========    ==========    ==========

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                                BBVA BANCO BHIF
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           Expressed in millions of constant Chilean pesos (MCh$) of
             December 31, 2002 and thousands of US dollars (ThUS$)

                                                                                                Year ended December 31,
                                                                                   ------------------------------------------------
                                                                                      2000         2001         2002         2002
                                                                                   ---------    ---------    ---------    ---------
                                                                                      MCh$         MCh$         MCh$         ThUS$
                                                                                                                           Unaudited
                                                                                                                          (Note 1 o)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income ..................................................................      14,904       15,335       20,255       28,433
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation and amortization ............................................       6,843       10,053       12,992       18,237
      Provision for loan losses ................................................      24,459       31,556       31,316       43,960
      Provision for assets received in lieu of payment .........................         746        1,027          678          952
      Net change in trading investments ........................................    (190,194)     150,079      (11,314)     (15,882)
      Minority interest in earnings of subsidiaries ............................          20           24           34           48
      Net gain (loss) on sales of bank premises and equipment ..................           2         (161)          (7)         (10)
      Net gain on sales of assets received in lieu of payment and leasing assets        (706)        (314)        (407)        (571)
      Recovery of assets received in lieu of payment previously charged - off ..        (685)        (775)        (806)      (1,131)
      Write-offs of assets received in lieu of payment .........................       1,048          540        1,405        1,972
      Price-level restatements .................................................       5,388        4,464        4,164        5,845
      Deferred income taxes ....................................................      (2,999)      (5,254)      (3,743)      (5,254)
      Other charges (credits) non representing cash flows ......................        (174)       1,872        2,138        3,001
      Net change in interest accruals ..........................................        (822)       3,410       (5,795)      (8,139)
      Net change in other assets and liabilities ...............................      12,194        5,629      (18,282)     (25,663)
                                                                                   ---------    ---------    ---------    ---------
            Net cash provided by (used in) operating activities ................    (129,976)     217,485       32,628       45,798
                                                                                   ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans .......................................................    (252,729)    (187,304)    (351,873)    (493,940)
   Purchases of investments ....................................................     (29,074)    (114,909)    (318,427)    (446,990)
   Proceeds from sales of investments ..........................................      49,110       49,196      140,224      196,839
   Dividends received from investments in  other companies .....................          91           89           50           70
   Additional investments in other companies ...................................         (55)        (362)         (15)         (22)
   Proceeds from sales of bank premises and equipment ..........................         103        1,849          108          152
   Purchases of bank premises and equipment ....................................     (11,590)      (8,368)      (4,920)      (6,907)
   Proceeds from sales of assets received in lieu of payment ...................       4,847        4,179        4,767        6,692
                                                                                   ---------    ---------    ---------    ---------
            Net cash used in investing activities ..............................    (239,297)    (255,630)    (530,086)    (744,106)
                                                                                   ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in current accounts ............................................       3,047       33,258       46,261       64,939
   Net increase in savings accounts and time deposits ..........................      61,608      166,954      347,765      488,173
   Net increase (decrease) in banker's drafts and other deposits ...............      33,958         (137)      90,610      127,194
   Net increase (decrease) in securities sold under agreements to repurchase ...     120,092      (85,270)      83,084      116,629
   Proceeds from issuance of mortgage finance bonds ............................      11,623       44,026       76,339      107,160
   Repayment of mortgage finance bonds .........................................     (28,526)     (40,536)     (58,046)     (81,481)
   Proceeds from Central Bank borrowings (long-term) ...........................       8,977            -            -            -
   Repayments of Central Bank borrowings (long-term) ...........................     (10,235)      (3,114)      (2,827)      (3,968)
   Net increase (decrease) in other short-term borrowings ......................     124,520      (17,432)      13,843       19,431
   Proceeds from bond issues ...................................................      22,550            -            -            -
   Repayment of bonds ..........................................................      (6,359)      (3,966)      (4,485)      (6,295)
   Proceeds from other long-term borrowings ....................................      13,900       22,362      134,779      189,196
   Repayment of other long-term borrowings .....................................     (18,222)     (14,332)    (100,819)    (141,524)
   Proceeds from issuance of shares ............................................      64,785            -            -            -
   Dividends paid ..............................................................      (9,519)     (15,636)     (14,930)     (20,958)
                                                                                   ---------    ---------    ---------    ---------
            Net cash provided by financing activities ..........................     392,199       86,177      611,574      858,496
                                                                                   ---------    ---------    ---------    ---------

NET INCREASE IN CASH AND DUE FROM BANKS ........................................      22,926       48,032      114,116      160,188
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS ...............................     (10,308)      (7,421)      (8,203)     (11,513)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR .....................................     151,881      164,499      205,110      287,921
                                                                                   ---------    ---------    ---------    ---------
CASH AND DUE FROM BANKS, END OF YEAR ...........................................     164,499      205,110      311,023      436,596
                                                                                   =========    =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION Cash paid during the year for:
      Interest .................................................................     129,032       58,303       30,706       43,104
      Income taxes paid ........................................................          83        4,808         (420)        (589)

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                                BBVA BANCO BHIF

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2002
                         (except for number of shares)

                                                           Number
                                                         of shares                                 Net
                                                         issued and                             income for
                                                         fully paid     Capital     Reserves     the year      Total
                                                         -----------   ---------   ---------    ---------    ---------
                                                                          MCh$        MCh$         MCh$         MCh$
Balances at January 1, 2000 (historical) .............   290,106,412     106,550      46,364        8,653      161,567
Dividend paid ........................................             -           -           -       (8,653)      (8,653)
Issuance of common shares ............................    71,115,615      30,967      29,830            -       60,797
Share issuance costs .................................             -           -        (751)           -         (751)
Market value adjustments of available
  for sale securities ................................             -           -         508            -          508
Price-level restatement ..............................             -       5,503       2,780            -        8,283
Net income for the year ..............................             -           -           -       14,035       14,035
                                                         -----------   ---------   ---------    ---------    ---------
Balances at December 31, 2000 ........................   361,222,027     143,020      78,731       14,035      235,786
                                                         ===========   =========   =========    =========    =========
Balance at December 31, 2000 restated in constant
 Chilean pesos of December 31, 2002 ..................                   151,877      83,608       14,904      250,389
                                                                       =========   =========    =========    =========

Balances at January 1, 2001 (historical) .............   361,222,027     143,020      78,731       14,035      235,786
Capitalization of undistributed earnings .............             -           -           2           (2)           -
Dividend paid ........................................             -           -           -      (14,033)     (14,033)
Market value adjustments of available for
  sale securities ....................................             -           -        (720)           -         (720)
Price-level restatement ..............................             -       4,434       2,480            -        6,914
Net income for the year ..............................             -           -           -       14,888       14,888
                                                         -----------   ---------   ---------    ---------    ---------
Balances at December 31, 2001 ........................   361,222,027     147,454      80,493       14,888      242,835
                                                         ===========   =========   =========    =========    =========
Balance at December 31, 2001 restated in constant
 Chilean pesos of December 31, 2002 ..................                   151,877      82,908       15,335      250,120
                                                                       =========   =========    =========    =========

Balances at January 1, 2002 (historical) .............   361,222,027     147,454      80,493       14,888      242,835
Capitalization of undistributed earnings .............             -           -           2           (2)           -
Dividend paid ........................................             -           -           -      (14,886)     (14,886)
Market value adjustments of available for
  sale securities ....................................             -           -       1,918            -        1,918
Price-level restatement ..............................             -       4,423       2,477            -        6,900
Net income for the year ..............................             -           -           -       20,255       20,255
                                                         -----------   ---------   ---------    ---------    ---------
Balances at December 31, 2002 ........................   361,222,027     151,877      84,890       20,255      257,022
                                                         ===========   =========   =========    =========    =========

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                                BBVA BANCO BHIF

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

             Expressed in millions of constant Chilean pesos (MCh$)
                   of December 31, 2002 (except as indicated)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

a)  Basis of presentation

     BBVA Banco BHIF is a corporation organized under the laws of the Republic of Chile whose stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange and whose American Depositary Receipts ("ADR") are quoted on the New York Stock Exchange (NYSE). It is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras ("Superintendency of Banks") and the United States Securities and Exchange Commission ("SEC").

     BBVA Banco BHIF provides a broad range of general banking services to customers ranging from individuals to major corporations. BBVA Banco BHIF and its subsidiaries (collectively the "Bank"), offer general commercial and consumer banking services. The Bank's subsidiaries provide other services to customers in Chile including securities and insurance brokerage, mutual fund management, investment fund management, residential housing fund management and financial advisory services.

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and regulations of the Superintendency of Banks (in the case of the bank and its residential housing leasing and financial advisory services subsidiaries) and the Chilean Superintendency of Securities and Insurance (in the case of the securities brokerage and mutual fund, investment residential housing fund management and insurance brokerage subsidiaries).

     The consolidated financial statements include BBVA Banco BHIF and its majority-owned subsidiaries. The accounts of subsidiaries are included when the Bank's ownership interest exceeds 50%. All significant intercompany transactions and balances have been eliminated in consolidation. The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under Minority interest.

     The consolidated financial statements for the years 2000, 2001 and 2002 include the following subsidiaries:

                                                               Percentage of ownership
                                                            ----------------------------
                                                             2000       2001       2002
                                                             ----       ----       ----
                                                              %           %          %
BBVA  Corredores de Bolsa BHIF S.A. ...................     100.00      99.96     100.00
BHIF Administradora de Fondos de Inversion S.A. .......     100.00     100.00     100.00
BHIF Administradora de Fondos para la Vivienda S.A. ...     100.00     100.00     100.00
BBVA Sociedad de Leasing Inmobiliario BHIF S.A. .......      97.17      97.17      97.48
BHIF Asesorias y Servicios Financieros S.A. ...........      98.60      98.60      98.60
BBVA Administradora de Fondos Mutuos BHIF S.A. ........     100.00     100.00     100.00
BBVA Corredora Tecnica de Seguros BHIF Ltda ...........     100.00     100.00     100.00

                                BBVA BANCO BHIF

b)   Use of estimates in the preparation of financial statements

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available quoted market prices in active markets have been used as the basis for the measurement, however, where quoted market prices in active markets are not available the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

c)   Price-level restatements

     The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index ("CPI") as follows:

- Non monetary assets, liabilities and shareholders' equity accounts are restated in terms of year-end purchasing power.

- Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

- Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

- The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

- All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2002 ("constant pesos") applied under the "prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

     The general price-level restatements are calculated using the official CPI of the Chilean National Institute of Statistics and are based on the "prior month rule", in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. The CPI is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

                                BBVA BANCO BHIF

The values of the CPI used for price-level restatement purposes are as follows:

                                                                Year-end
Year                               CPI*                       Change in CPI
----                               ----                       -------------
                                                                    %
2000 ........................     106.82 .................        4.7
2001 ........................     110.10 .................        3.1
2002 ........................     113.36 .................        3.0

* Index as of November 30 of each year, under the prior month rule described above.

     The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2002 as follows:

Year                                                          Adjustment factor
----                                                          -----------------
2000..................................................               6.1   (1)
2001..................................................               3.0

(1) Equivalent to the amounts for 2000, multiplied by the change in the CPI for 2001 and then by the change in the CPI for 2002.

d)   Index-linked assets and liabilities

     Certain of the Bank's interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the ninth day of the current month to the tenth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank's UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year                                                                    Ch$
----                                                                    ---
2000.........................................................        15,769.92
2001.........................................................        16,262.66
2002.........................................................        16,744.12

                                BBVA BANCO BHIF

e)   Interest revenue and expense recognition

     Interest revenue and expense are recognized on the accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities include accrued interest and the indexation adjustment applicable to balances that are denominated in UFs or other indices. The effect of changes in the UF index on interest-earning assets and interest-bearing liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

     The Bank suspends the accrual of interest and indexation adjustment of principal on loans beginning on the first day that such loans are overdue and on amounts not yet due for loans on which any installments of principal or interest are 90 days overdue. Interest accrued prior to the loan becoming overdue remains on the Bank's books and is considered to be a part of the loan balance when determining the allowance for loan losses. Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extent of interest earned but not recorded.

f) Assets and liabilities in foreign currency and foreign currency transactions

     The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar. Such assets and liabilities are translated at the applicable rate of exchange at each balance sheet date.

     Foreign exchange transactions, net, in the consolidated statements of income include the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions (see Note 1 h) undertaken by the Bank.

g)   Investments

     Investments which have a secondary market are carried at market value, except for investments held by the brokerage and other subsidiaries which are carried at the lower of cost or market value. Instructions issued by the Superintendency of Banks require market value adjustments to be made against income, except in the case of securities available for sale, in which case the adjustments are made directly against the equity account "Market value adjustments of available for sale securities" included in Reserves. All other investments are carried at cost plus accrued interest and UF indexation adjustment, as applicable.

     The Bank enters into repurchase agreements as a form of borrowing. In this regard, the Bank's investments which are sold subject to a repurchase obligation and which serve as collateral for the borrowing are reclassified as "Investment collateral under agreements to repurchase". The liability to repurchase the investments is classified as "Securities sold under agreements to repurchase".

     The Bank also enters into resale agreements as a form of investment. Under these agreements, the Bank purchases securities which are included as an asset under the caption "Investments purchased under agreements to resell".

                                BBVA BANCO BHIF

h)   Derivatives

     The Bank enters into foreign exchange forward contracts for its own account and the accounts of its customers. The Bank's forward contracts, held for trading or hedging purposes, are valued at the spot rate of exchange at the balance sheet date and the resulting gains or losses are recognized in income; the discount or premium on a forward contract is included in net income over the life of the forward contract.

     The Bank entered into interest rate swap agreements to hedge part of its investment portfolio. These agreements are recorded on balance sheet at estimated fair market values. Unrealized gains or losses are credited or charged to income for those agreements that are designated by the Bank's management as hedges of part of the investment portfolio classified as trading. In the case of the interest rate swap agreements designated by the Banks' management as hedges of part of the investment portfolio classified as permanent investments, unrealized gains and losses are credited or charged to shareholders' equity.

     The Bank's brokerage subsidiary enters into financial futures as part of its portfolio management and trading activities. Financial futures contracts are valued at their estimated market values. Gains on such contracts are generally recognized when the transactions are closed and losses are recognized immediately as incurred. However, gains are also recognized in income to the extent of any previously recognized losses.

i)   Bank premises and equipment

     Bank premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets.

     The cost of maintenance and repairs is charged to income. The cost of significant renovations and improvements is capitalized.

j)   Investments in other companies

     Investments in companies which are integral to the operations of the Bank and where the Bank holds a less than majority interest are principally accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

                                BBVA BANCO BHIF

k)   Allowance for loan losses, charge-offs and recoveries

     The Bank has established allowances to cover possible loan losses in accordance with regulations issued by the Superintendency of Banks. In general, the Bank is required to maintain a minimum allowance for loan losses based on the greater of the global loan loss allowance and the individual loan loss allowance.

     Global loan loss allowance

     A global loan loss allowance is calculated by multiplying the Bank's outstanding loans by the greater of its "risk index" and 0.75%. The Bank's risk index is based upon a classification of a portion of its customers' outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The loan classification guidelines of the Superintendency of Banks require that the Bank classify the greater of (i) the commercial loans outstanding to its 400 largest debtors or (ii) the commercial loans outstanding to the number of its largest debtors whose commercial loans aggregate at least 75% of the total amount of loans included in the commercial loan portfolio. Such guidelines also require that the Bank classify its entire portfolio of consumer and residential mortgage loans.

     Once the customers' outstanding loans have been classified, specified percentage allowances for each category are applied. The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

     Also in accordance with regulations of the Superintendency of Banks, the risk index calculated for the classified loans must also be applied to the non-classified commercial loan portfolio.

     All consumer loans to an individual are classified in the same category as the loan with the lowest classification (i.e., highest level of risk and provision requirements).

     Individual loan loss allowance

     Once a loan becomes overdue for more than 90 days, a specific allowance is calculated for 100% of the uncollateralized portion of the loan. Individual loan loss allowances must be determined separately for the classified and nonclassified loan portfolios, but are required only to the extent that, in the aggregate, they exceed the global loan loss allowance for each portfolio.

                                BBVA BANCO BHIF

     Voluntary loan loss allowance

     The Bank has recorded in 2001 and 2002 voluntary allowances in addition to those required by the regulations of the Superintendency of Banks. The Bank has adopted this policy in an effort to provide for any losses that could affect its loan portfolio and that might arise from unforeseen circumstances beyond known potential losses and losses inherent in a portfolio of the size and nature of the Bank's portfolio. At December 31, 2001 and 2002 these voluntary allowances amounted to MCh$ 3,681 and MCh$ 2,913, respectively. The effects of this provision for loan losses in the consolidated statement of income are MCh$ 5,463 MCh$ (3,681) and MCh$ 660 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Charge-offs and recoveries

     In accordance with the regulations of the Superintendency of Banks, commercial and mortgage loans must be charged-off no later than when they are contractually past due 24 months (for loans without collateral) and 36 months (for loans with collateral). The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans to be collectible.

     Consumer loans must be charged off no later than when overdue for six months.

     Charge-offs on loans are taken against the allowance for loan losses and recoveries on charged-off loans are recorded directly to income.

     Assets received in lieu of payment of loans are carried at market value

l)   Income taxes

     Current income tax is recorded on an accrual basis in conformity with current income tax legislation.

     Deferred taxes for temporary differences between the tax and financial balance sheets are recorded on an accrual basis, in accordance with Technical Bulletin No. 60 of Chilean Institute of Accountants, applied on a prospective basis as from January 1, 1999. Calculation of deferred income taxes in 2001 and 2002 has been recorded against income during the year and includes the effect of changes in the income tax rate, which increased from 15% in 2001 to 16% in 2002 and will increase progressively to 16.5% in 2003, and 17.0% in 2004, based on the tax rate corresponding to the estimated period in which the timing differences will reverse.

m)   Statement of cash flows

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

n)   Business combinations

     In accordance with Chilean GAAP for banks, assets acquired and liabilities assumed in a business combination are included in the consolidated financial statements of the acquirer at their net book value on the date of acquisition. The difference between the purchase price and the net book value of the assets and liabilities acquired is considered to be goodwill and is amortized on a straight-line basis over a period not exceeding ten years.

                                BBVA BANCO BHIF

o)   Convenience translation to US dollars (unaudited)

     The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader at the December 31, 2002 Observed Exchange Rate of Ch$ 712.38 per US$ 1.00 which is the year end exchange rate used by financial institutions in Chile. This translation should not be construed as a representation that the Chilean peso amounts actually represent, or have been, or could be converted into US dollars at that or any other exchange rate.

p)   Reclassifications

     Certain balances from prior years have been reclassified to conform with the current year presentation.


NOTE 2 - ACCOUNTING CHANGES
---------------------------

     On October 7, 2002, the Superintendency of Banks issued Circular No. 3,196 which requires mortgage finance bonds issued by the Bank to be presented net of its corresponding liability. Until December 31, 2001, mortgage finance bonds issued by the Bank were considered permanent investment securities and classified under the caption Other financial investments. To conform with current year presentation, outstanding Mortgage finance bonds issued as of December 31, 2001, have also been presented net of its corresponding liability.

NOTE 3 - CASH AND DUE FROM BANKS
--------------------------------

     In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances on deposit with the Central Bank. The required balances are based upon specified financial criteria, including the amounts of foreign borrowings and average liabilities.

                                BBVA BANCO BHIF

NOTE 4 - INVESTMENTS
--------------------

     Investments are summarized as follows:

                                                                          December 31,
                                                                        2001       2002
                                                                      --------   --------
                                                                        MCh$       MCh$
Government securities
      Central Bank securities .....................................    187,653    287,787

Investments purchased under agreements to resell ..................      9,579     56,055

Investment collateral under agreements to repurchase
      Central Bank securities .....................................    147,814    203,577
      Time deposits in Chilean financial institutions .............     21,286     16,704
                                                                      --------   --------
                                                                       169,100    220,281
                                                                      --------   --------
Other investments
      Negotiable time deposits in Chilean financial institutions ..     15,589     43,353
      Other marketable securities .................................      8,345     38,404
                                                                      --------   --------
                                                                        23,934     81,757
                                                                      --------   --------
            Total investments .....................................    390,266    645,880
                                                                      ========   ========

     For investments stated at market value, there were net unrealized holding gains (losses) of MCh$ 351, MCh$ 441 and MCh$ (986) included in the statements of income for the years ended December 31, 2000, 2001 and 2002, respectively. The adjustment for the Bank's permanent investments resulted in a charge to equity of MCh$ 742 and a credit to equity of MCh$ 1,918 at December 31, 2001 and 2002, respectively.

NOTE 5 - DERIVATIVE FINANCIAL INSTRUMENTS
-----------------------------------------

     The Bank and its brokerage subsidiary enter into derivative transactions as part of their asset and liability management (which include contracts for hedging purposes) and trading activities and in acting as dealers to satisfy their clients' needs. The notional amounts of these contracts are carried off-balance-sheet.

a)   Forward contract and futures

     Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

     When the Bank enters into a forward exchange contract it analyzes and approves the credit risk (the risk that the counterparty might default on its obligation). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral.

                                BBVA BANCO BHIF

     The Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. From time to time, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

The movement and balances of the notional amounts of foreign exchange forward contracts during the years 2001 and 2002 are as shown below. The notional amounts of these contracts, which are not included in the consolidated balance sheet, significantly exceed the amount of potential credit risk.

                                                      Year ended December 31,
                                       ----------------------------------------------------
                                                 2001                        2002
                                       ------------------------    ------------------------
                                          Asset      Liability        Asset      Liability
                                        position      position      position      position
                                        (forward      (forward      (forward      (forward
                                       purchased)      sales)      purchased)      sales)
                                       ----------    ----------    ----------    ----------
                                          MCh$          MCh$          MCh$          MCh$
Balance at January 1 ...............      209,819       297,882       303,271       390,057
New contracts ......................    1,816,669     1,781,868     1,842,678     2,312,105
Terminated and matured contracts ...   (1,746,589)   (1,722,873)   (1,855,735)   (2,108,856)
Foreign exchange adjustment ........       23,372        33,180        16,374        21,060
                                       ----------    ----------    ----------    ----------
Balance at December 31 .............      303,271       390,057       306,588       614,366
                                       ==========    ==========    ==========    ==========

     Accounting polices followed for derivatives are shown in Note 1 h). Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets or Other liabilities (see Note 12).

                                BBVA BANCO BHIF

b)   Interest rate swaps

     The table below presents outstanding swaps at December 31, 2002 by expected maturity of principal. Variable interest rates presented are based on the London Interbank Offered Rate (LIBOR) in effect on the swaps at period-end. The table was prepared under the assumption that these variable interest rates remain constant. The variable rates to be received or paid will change to the extent that rates fluctuate.

                                                             During de year
                                                        ending December 31,
                                                        -------------------
                                                                   MCh$

Pay fixed swaps
  Notional amounts:
    2003......................................................         -
    2004......................................................    58,415
    2005......................................................    11,398
    2006......................................................    24,933
    2007 and thereafter.......................................    75,579
                                                               ---------
    Total.....................................................   170,325
                                                               =========
  Weighted average:
    Received rate.............................................      1.66
    Paid rate.................................................      3.50

     The Bank considers the interest swap agreements set forth above to be hedges of interest rate risk arising from a floating rate debt of MCh$ 170,325 (see Note 12).

     Accounting polices followed for derivatives are shown in Note 1 h). The net interest accrual arising from the swap contracts is recorded in net income in the period that it arises.

NOTE 6 - LOANS
--------------

     The loans on the accompanying balance sheets are classified into subcategories as described below.

     Commercial loans are long-term and short-term loans made on a variable or fixed-rate basis primarily to finance working capital or investments. Loans to individuals or businesses which do not fit the definition of any of the other loan categories below are classified as commercial loans.

     Consumer loans are long-term and short-term installment loans to individuals generally on a fixed-rate basis. Credit card balances subject to interest rates are also included in this category.

                                BBVA BANCO BHIF

     Mortgage loans are inflation-indexed, fixed-rate, long-term loans with monthly payments of principal and interest collateralized by mortgages on real estate. These loans are specifically funded through the issuance of mortgage finance bonds. In accordance with regulations of the Superintendency of Banks, at the time of approval the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or appraised value of the mortgaged property.

     Foreign trade loans are fixed or variable-rate short-term loans made in foreign currencies (principally US dollars) to finance imports and exports.

     Interbank loans are fixed-rate, short-term loans to financial institutions that operate in Chile.

     Lease contracts are agreements for direct financing leases of capital equipment and other property. Leasing contracts include the aggregate of lease payments receivable, less the amount of unearned income and value added tax. These contracts are denominated in either US dollars or UFs and are adjusted based on the variation of the Chilean peso against the US dollar or the rate of inflation based on the CPI.

Other outstanding loans include the following:

                                                                      December 31,
                                                                  -------------------
                                                                    2001       2002
                                                                  --------   --------
                                                                    MCh$       MCh$
Current account lines of credit - individuals and companies ...     33,508     53,994
Mortgage loans financed by Central Bank lines of credit .......      5,283      3,646
Mortgage loans financed by the Bank's general borrowings ......    242,560    310,143
Other .........................................................      1,137        907
                                                                  --------   --------
                                                                   282,488    368,690
                                                                  ========   ========

     Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and the entire outstanding balance of any loan is recorded under past due loans once the legal collection procedures have been commenced.

     Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). Contingent loans (including accrued fees receivable) are detailed as follow:

                                                                      December 31,
                                                                  -------------------
                                                                    2001       2002
                                                                  --------   --------
                                                                    MCh$       MCh$
Open and unused letters of credit .............................     29,381     41,293
Standby letters of credit and other guarantees ................     37,803     43,398
                                                                  --------   --------
                                                                    67,184     84,691
                                                                  ========   ========

     The Bank's liabilities under these agreements are included in contingent liabilities (see Note 11 c).

                                BBVA BANCO BHIF

     The Bank has certain loans on which the accrual of interest income has been discontinued. These loans amounted to MCh$ 92,563, MCh$ 121,732 and MCh$ 126,821 at December 31, 2000, 2001 and 2002, respectively. If these loans had been accruing interest, net income would have increased by MCh$ 2,494 in 2000, MCh$ 2,247 in 2001 and MCh$ 9,148 in 2002.

     The following table summarizes the loan concentration by economic activity, expressed as a percentage of total loans, excluding contingent loans and before the allowance for loan losses:

                                                             December 31,
                                                            2001       2002
                                                          --------   --------
                                                              %          %
Agriculture, livestock, forestry and fishing ..........       4.52       4.77
Mining ................................................       1.47       3.65
Manufacturing .........................................       6.62       8.94
Electricity, gas and water ............................       3.89       4.48
Construction ..........................................      11.16       8.15
Trade .................................................      12.42      10.37
Transport, storage and communications .................       2.83       3.10
Financial services ....................................      12.42       8.98
Services ..............................................      13.73      16.11
Individuals:
     Consumer .........................................       9.60       9.77
     Residential mortgage loans .......................      21.34      21.68
                                                          --------   --------
            Total .....................................     100.00     100.00
                                                          ========   ========

     Substantially all of the Bank's loans are to borrowers doing business in Chile. Thus, the recoverability of the Bank's loans could be affected by an economic downturn in Chile.


     During 2001 and 2002, the Bank securitized certain leasing contracts as follows:

                    Book value of                                Effect on
                  leasing contracts         Sale value           net income
                  -----------------         ----------           ----------
                        MCh$                   MCh$                 MCh$

2001                  39,004.7               42,587.2             3,582.5
2002                   5,219.6                6,470.9             1,251.3

                                BBVA BANCO BHIF

NOTE 7 - LEASE CONTRACTS
------------------------

The amounts shown as lease contracts are receivables under direct financing leases and have the following maturities as of December 31, 2002:

During the years                     Total     Unearned   Value-added  Net lease
ending December 31,                repayments   income       tax      receivable
-------------------                ----------   ------       ---      ----------
                                      MCh$       MCh$        MCh$        MCh$
2003 ...........................      7,711     (2,474)     (1,063)      4,174
2004 ...........................     20,657     (4,192)     (2,215)     14,250
2005 ...........................     20,657     (3,403)     (2,215)     15,039
2006 ...........................     16,040     (2,432)     (1,433)     12,175
2007 ...........................     11,069     (1,716)       (871)      8,482
2008 and thereafter ............     40,487     (8,970)     (1,906)     29,611
                                    -------    -------     -------     -------
         Total lease contracts      116,621    (23,187)     (9,703)     83,731
                                    =======    =======     =======     =======

NOTE 8 - ALLOWANCE FOR LOAN LOSSES
----------------------------------

The changes in the allowance for loan losses are as follows:

                                                 Year ended December 31,
                                             -----------------------------
                                               2000       2001       2002
                                             -------    -------    -------
                                               MCh$       MCh$       MCh$

Balances as of January 1 .................    38,746     38,273     43,264
Charge-offs ..............................   (23,759)   (23,950)   (28,274)
Provision charged to operations ..........    24,459     31,556     31,316
Price-level restatement (1) ..............    (1,173)    (2,615)    (1,261)
                                             -------    -------    -------
Balances as of December 31 ...............    38,273     43,264     45,045
                                             =======    =======    =======

(1) Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2002.

     The provision charged to operations each year is included in the results of operations under the caption "Provision for loan losses".

                                BBVA BANCO BHIF

NOTE 9 - BANK PREMISES AND EQUIPMENT
------------------------------------

     The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

                                                 December 31,   Estimated useful
                                               2001      2002   lives (in years)
                                               ----      ----   ----------------

                                               MCh$      MCh$

Land ......................................   11,113    11,109
Buildings .................................   29,857    29,118     25 to 60
Furniture and fixtures ....................    1,971       155        10
Office equipment ..........................   12,894    14,349         5
Vehicles ..................................      106       144        10
Others ....................................    1,625       793        10
                                             -------   -------
  Total bank premises and equipment, net...   57,566    55,668
                                             =======   =======

     Certain Bank facilities and equipment are leased under various operating leases. Rental expense was MCh$ 2,371 in 2000, MCh$ 2,260 in 2001 and MCh$ 1,802 in 2002. Future minimum rental commitments under non-cancelable leases are:

Payable during the years
   ending December 31,                                                 MCh$
   -------------------                                                 ----

2003 ..............................................................   1,664
2004 ..............................................................   1,155
2005 ..............................................................     951
2006 ..............................................................     548
2007 ..............................................................     402
2008 and thereafter ...............................................   1,510
                                                                      -----
        Total lease contracts                                         6,230
                                                                      =====

                                BBVA BANCO BHIF

NOTE 10 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

Investments in other companies consist of the following:

                                                                  At December 31,   Ownership
                                                                   2001     2002     interest
                                                                   ----     ----     --------
                                                                   MCh$     MCh$        %
Investments in other companies accounted
   for under the equity method:
      Nexus S.A. ...........................................        310       328      9.70
      Transbank S.A. .......................................        254       299      6.25
      Santiago Stock Exchange ..............................        321       318      2.08
      Electronic Stock Exchange ............................         61        61      2.50
      Valparaiso Stock Exchange ............................         13        13      2.22
                                                                -------   -------
Investments carried at cost: ...............................        959     1,019
      Sociedad Interbancaria de Depositos de Valores S.A. ..         76        93
      Other ................................................         48        47
                                                                -------   -------
            Total investments in other companies ...........      1,083     1,159
                                                                =======   =======

     The Bank is authorized to invest in other entities which support its banking business and in consequence has ownership interests in Nexus S.A. (credit card processing services), Transbank S.A. (credit card operator) and Redbanc S.A. (a system of automatic teller machines). The securities brokerage subsidiary also maintains investments in the Santiago, Valparaiso and Electronic stock exchanges in connection with its primary business activities.

     Dividends received from investments accounted for under the equity method aggregated MCh$ 74 in 2000, MCh$ 70 in 2001 and MCh$ 49 in 2002. Dividends received from investments accounted for under the cost method aggregated MCh$ 15 in 2000, MCh$ 19 in 2001 and MCh$ 1 in 2002.

                                BBVA BANCO BHIF

NOTE 11 - OTHER ASSETS AND OTHER LIABILITIES
--------------------------------------------

a)   Other assets

                                                                2001      2002
                                                              --------  --------
                                                                MCh$      MCh$

Deferred income taxes (Note 23) ............................    19,931    26,124
Rentals guarantee deposit ..................................     1,077     3,289
Credit card charges in process .............................     1,330     1,808
Amounts receivable under spot foreign exchange transactions     16,032    15,316
Recoverable taxes ..........................................       656     3,269
Transactions in process (suspense accounts) ................     1,324     1,092
Accrued interest receivable ................................        11       109
Stationery .................................................       283       243
Brokerage receivables ......................................     6,558    26,352
Prepaid expenses ...........................................       519       521
Goodwill, net (1) ..........................................     2,574     2,182
Deferred expenses ..........................................    18,843    18,117
Deferred commissions .......................................     2,828     1,805
Accounts and notes receivable ..............................       905       526
Common stock purchased under agreements to resell by
  brokerage subsidiary .....................................     8,254     9,045
Advances pending settlement ................................        31        15
Others .....................................................     1,867     3,696
                                                              --------  --------
            Total other assets .............................    83,023   113,509
                                                              ========  ========

b)   Other liabilities

                                                                 December 31,
                                                                2001      2002
                                                              --------  --------
                                                                MCh$      MCh$

Amounts payable under spot foreign exchange transactions ...    28,502    15,840
Brokerage liabilities ......................................     6,536    26,411
Deferred income taxes (Note 23) ............................     6,221     9,069
Amounts payable from  forward contracts ....................     4,085     2,336
Provision for staff vacation and indemnities ...............     3,842     2,495
Transactions in process (suspense accounts) ................     2,730     2,123
Taxes  payable .............................................    14,771    12,412
Deferred commissions .......................................     1,289     1,363
Others .....................................................       272       382
                                                              --------  --------
            Total other liabilities ........................    68,248    72,431
                                                              ========  ========

                                BBVA BANCO BHIF

(1) Goodwill consists of the following:

                                                         Net book value at
Acquisition of:                                         2001           2002
---------------                                         ----           ----
                                                        MCh$           MCh$

BBVA Sociedad de Leasing Inmobiliario...............       -              5
BBVA Corredores de Bolsa BHIF S.A...................      35              -
BBVA Corredora Tecnica de Seguros BHIF Ltda.........   2,539          2,177
                                                       -----          -----
                                                       2,574          2,182
                                                       =====          =====

Accumulated amortization amounted to MCh$ 1,057 and MCh$ 1,446 at December 31, 2001 and 2002, respectively.

c)   Contingent liabilities

     Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). These liabilities represent the Bank's obligations under such agreements. The Bank's rights under these agreements are recognized as assets as contingent loans (see Note 6).

NOTE 12 - BORROWINGS
--------------------

     The Bank's long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

     A summary of short-term and long-term borrowings is as follows:

                                                                  December 31, 2001
                                                        ------------------------------------
                                                        Long-term    Short-term      Total
                                                        ----------   ----------   ----------
                                                           MCh$         MCh$         MCh$
Central Bank borrowings:
      Borrowings for renegotiation of loans .........        4,656            -        4,656
      Other Central Bank borrowings .................        6,990            -        6,990
Securities sold under to agreements to repurchase ...            -      172,624      172,624
Mortgage finance bonds ..............................      239,816            -      239,816
Subordinated bonds ..................................       31,904            -       31,904
Other bonds .........................................       43,884            -       43,884
Borrowings from domestic financial institutions .....        1,146       63,996       65,142
Foreign borrowings (1) ..............................       75,959       51,509      127,468
Other obligations ...................................        9,668       30,804       40,472
                                                        ----------   ----------   ----------
            Total borrowings ........................      414,023      318,933      732,956
                                                        ==========   ==========   ==========

                                BBVA BANCO BHIF

                                                                  December 31, 2001
                                                        ------------------------------------
                                                        Long-term    Short-term      Total
                                                        ----------   ----------   ----------
                                                           MCh$         MCh$         MCh$
Central Bank borrowings:
      Borrowings for renegotiation of loans .........        3,561            -        3,561
      Other Central Bank borrowings .................        5,280            -        5,280
Securities sold under agreements to repurchase ......            -      255,565      255,565
Mortgage finance bonds ..............................      250,999            -      250,999
Subordinated bonds ..................................       31,607            -       31,607
Other bonds .........................................       39,725            -       39,725
Borrowings from domestic financial institutions .....        5,318       63,616       68,934
Foreign borrowings (1) ..............................      108,766       66,279      175,045
Other obligations ...................................        7,405       30,575       37,980
                                                        ----------   ----------   ----------
            Total borrowings ........................      452,661      416,035      868,696
                                                        ==========   ==========   ==========

(1) Includes a debt amounting to MCh$ 170,325 (MCh$ 16.221 on 2001) for which interest rate risk is hedged by an interest rate swap. See Note 5 b).

a)   Central Bank borrowings

Borrowings for the renegotiations of loans are as follows:

                                                        December 31,
                                                     2001          2002
                                                     ----          ----
                                                     MCh$          MCh$

Renegotiation of mortgage loans ..................  4,656         3,561
                                                    -----         -----
                                                    4,656         3,561
                                                    =====         =====

     These borrowings were provided by the Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. The borrowings for the renegotiation of mortgage loans is linked to the UF index and carried annual real interest rates of 3 % at December 31, 2001 and 2002.

                                BBVA BANCO BHIF

     The maturities of the outstanding amounts due under these borrowings at December 31, 2002, are as follows:

 During the year
ending December 31,                                             MCh$
-------------------                                             ----

2003 .......................................................      338
2004 .......................................................      308
2005 .......................................................      296
2006 .......................................................      281
2007 .......................................................      268
2008 and thereafter ........................................    2,070
                                                               ------
    Total borrowings for the renegotiation of loans ........    3,561
                                                               ======

Other Central Bank borrowings are as follows:

                                                        December 31,
                                                       2001      2002
                                                       ----      ----
                                                       MCh$      MCh$

Industrial and agriculture finance program ..........   568         -
Credit line for acquisition of ANAP mortgage loans... 6,422     5,280
                                                     ------    ------
                                                      6,990     5,280
                                                     ======    ======

     Loans for the long-term industrial and agriculture finance program are linked to the UF index and are intended to be a source of financing for private productive investment projects in the industrial and agricultural sectors. These borrowings carried an annual real interest rate of 4.5% at December 31, 2001 and 2002.

     The line of credit for the acquisition of mortgage loans from ANAP (the former National Savings and Loan Association) was provided by the Central Bank and is linked to the UF index. It carried an annual real interest rate of 6% at December 31, 2001 and 2002.

The maturities of the long-term portion of these borrowings at December 31, 2002 are as follows:

 During the year
ending December 31,                                             MCh$
-------------------                                             ----

2003 .......................................................    1,330
2004 .......................................................    1,279
2005 .......................................................    1,356
2006 .......................................................    1,315
                                                               ------
    Total Other Central Bank borrowings ....................    5,280
                                                               ======

                                BBVA BANCO BHIF

b)   Securities sold under agreements to repurchase

     Securities sold under agreements to repurchase generally mature within 7 to 182 days from the transaction date and are entered into principally with companies which are the Bank's clients. At December 31, 2002 the annual real interest rates ranged between 1.4% and 3.0% (1.6% and 6.96% at December 31, 2001) on these agreements.

c)   Mortgage finance bonds

     These bonds are used to finance the granting of residential mortgage loans and certain commercial loans secured by real estate. The outstanding principal amounts of the bonds are amortized quarterly; the range of maturities of these bonds is between 3 and 30 years. These bonds principally are linked to the UF or similar indexes and carried a real weighted annual average rate of interest of 6.48% at December 31, 2002 (6.26% at December 31, 2001). The maturities of these bonds at December 31, 2002 are as follows:

 During the year
ending December 31,                                              MCh$
-------------------                                              ----

2003 .......................................................    23,801
2004 .......................................................    21,684
2005 .......................................................    20,857
2006 .......................................................    19,798
2007 .......................................................    18,867
2008 and thereafter ........................................   145,992
                                                              --------
      Total mortgage finance bonds .........................   250,999
                                                              ========

d)   Subordinated bonds

The following are the different series of UF-denominated subordinated bonds:

                                                                     Fixed
                                                                  real annual
                                      December 31,               interest rate
                                   -------------------         -----------------
         Series                     2001         2002          2001         2002
         ------                    ------       ------         ----         ----
                                   MCh$         MCh$            %            %
A bonds ......................      5,041        5,053          8.5          8.5
B1, B2, B3 and B4 bonds ......      6,750        6,717          7.6          7.6
B5 and B6 bonds ..............      3,408        3,407          7.7          7.7
B7 and B8 bonds ..............     16,705       16,430          6.5          6.5
                                   ------       ------
                                   31,904       31,607
                                   ======       ======

                                BBVA BANCO BHIF

     Payments of interest on the subordinated bonds are made semiannually. The Series A bonds have an original term of ten years and the entire principal is due in April 2003. The Series B1, B2, B3 and B4 bonds have original term of twenty years and principal is payable in equal semiannual installments during the fourteenth through twentieth year. The final payment is due in 2013 for the Series B1 bonds and 2014 for the Series B2, B3 and B4 bonds. The Series B5 and B6 bonds have an original maturity of ten years with the entire principal balance due at the end of the ten year term. The B5 and B6 bonds are payable during the years 2003 and 2004. The Series B7 and B8 bonds have an original term of twenty-one years and principal is payable in equal semiannual installments during the sixth and twenty-first year.

     The outstanding amount of subordinated bonds is included at their issue price in the calculation of the Bank's minimum capital requirement, but only up to 50% of the amount of its Basic Capital (see Note 14). For this purpose, the amount that can be included in respect of bonds must be reduced annually by 20% as from the sixth year prior to their maturity.

     The maturities of the subordinated bonds at December 31, 2002 are as follows:

 During the year
ending December 31,                                              MCh$
-------------------                                              ----

2003 .......................................................    9,119
2004 .......................................................      688
2005 .......................................................      733
2006 .......................................................      780
2007 and thereafter ........................................   20,287
                                                               ------
            Total subordinated bonds .......................   31,607
                                                               ======

e)   Other bonds

Other bonds are summarized as follows:
                                                     December 31,
               Series                              2001         2002
               ------                              ----         ----
                                                   MCh$         MCh$

A-1 bonds....................................         -            -
A-2 bonds....................................       157            -
B-2 bonds....................................         -            -
D-1 bonds....................................     5,820        2,570
D-2 bonds....................................     5,105        2,566
D-3 bonds....................................     5,441        5,578
D-4 bonds....................................     5,192        5,578
D-5 bonds....................................     7,430        7,811
D-6 bonds....................................    14,739       15,622
                                                 ------       ------
         Total other bonds...................    43,884       39,725
                                                 ======       ======

                                BBVA BANCO BHIF

     These bonds were issued for the financing of lease contracts having a maturity greater than one year. They are linked to the UF index and carry a real annual weighted average interest rate of 5.94% (5.61% at December 31, 2001) with interest and principal payments due semiannually. The balance of the bonds outstanding at December 31, 2002 mature as follows:

 During the year
ending December 31,                                              MCh$
-------------------                                              ----

2003 .........................................................  5,059
2004 .........................................................  3,226
2005 .........................................................  2,032
2006 .........................................................  2,574
2007 and thereafter .......................................... 26,834
                                                               ------
      Total other bonds ...................................... 39,725
                                                               ======

f)   Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are summarized as follows:

                                                                  December 31,
                                                                  2001     2002
                                                                 ------   ------
                                                                  MCh$     MCh$

Long-term ....................................................    1,146    5,318
Short-term ...................................................   63,996   63,616
                                                                 ------   ------
      Total borrowings from domestic financial institutions ..   65,142   68,934
                                                                 ======   ======

     These borrowings are used to fund direct financing leases and the Bank's general activities. At December 31, 2002, borrowings from domestic financial institutions aggregating MCh$ 35,806 were linked to the UF index and carried a real annual weighted average interest rate of 1.80% (5.61% at December 31, 2001), borrowings aggregating MCh$ 13,914 were denominated to the US dollars and carried a real annual weighted average interest rate of 1.90%, and borrowings aggregating MCh$ 19,214 were denominated in Chilean pesos and carried a weighted monthly average nominal interest rate of 0.36% (0.54% at December 31, 2001).

                                BBVA BANCO BHIF

Borrowings from domestic financial institutions at December 31, 2002 have the following maturities:

 During the year
ending December 31,                                                    MCh$
-------------------                                                    ----

2003 .........................................................         5,191
2004 .........................................................            66
2005 .........................................................            61
                                                                      ------
       Total long-term .......................................         5,318
Short-term ...................................................        63,616
                                                                      ------
       Total borrowings from domestic financial institutions..        68,934
                                                                      ======

g)   Foreign borrowings

Outstanding foreign borrowings are summarized as follows:

                                                              December 31,
                                                             2001      2002
                                                             ----      ----
                                                             MCh$      MCh$

Long-term ..............................................    75,959   108,766
Short-term .............................................    51,509    66,279
                                                           -------   -------
                                                           127,468   175,045
                                                           =======   =======

     The proceeds from foreign borrowings are used primarily to make loans to borrowers in the Chilean export and import sector. These loans are denominated principally in US dollars and carried an annual nominal weighted average interest rate of 2.01% at December 31, 2002 (2.33% at December 31, 2001).

     The maturities of these borrowings are as follows:

 During the year
ending December 31,                                                    MCh$
-------------------                                                    ----

2003 .........................................................       104,192
2004 .........................................................         4,275
2005 .........................................................           299
                                                                     -------
       Total long-term .......................................       108,766
Short-term ...................................................        66,279
                                                                     -------
       Total foreign borrowings ..............................       175,045
                                                                     =======

                                BBVA BANCO BHIF

h)   Other obligations

Other obligations are summarized as follows:

                                                              December 31,
                                                              2001     2002
                                                             ------   ------
                                                              MCh$     MCh$
Long-term obligations:
   CORFO .................................................    9,668    7,405
                                                             ------   ------
       Subtotal ..........................................    9,668    7,405
                                                             ------   ------

Short-term obligations:
   Acceptance of letters of credits ......................   30,804   30,575
                                                             ------   ------
       Subtotal ..........................................   30,804   30,575
                                                             ------   ------

       Total .............................................   40,472   37,980
                                                             ======   ======

     The CORFO borrowings have been provided by Corporacion de Fomento de la Produccion (CORFO), the Chilean government development agency, to fund export loans, loans to manufacturing companies and leasing operations. These obligations are linked to the UF index or to the US dollar. At December 31, 2002, CORFO obligations aggregating MCh$ 6,644 were linked to the UF index and carried a real annual weighted average interest rate of 5.41% (5.79% at December 31, 2001) and obligations aggregating MCh$ 761 were linked to the US dollar and carried an annual nominal weighted average interest rate of 7.18% (7.48% at December 31, 2001).

Other long-term obligations at December 31, 2002 have the following maturities:

 During the year
ending December 31,                                                     MCh$
-------------------                                                     ----

2003 .........................................................           214
2004 .........................................................           675
2005 .........................................................           521
2006 .........................................................           204
2007 .........................................................            81
2008 .........................................................         5,710
                                                                       -----
       Total long-term obligations ...........................         7,405
                                                                       =====

                                BBVA BANCO BHIF

NOTE 13 - SHAREHOLDERS' EQUITY
------------------------------

a)   Shares outstanding

     The Bank's capital consists of 361,222,027 no par value common shares authorized, issued and outstanding at December 31, 2000, 2001 and 2002.

b)   Movements in Shareholders' Equity

     Year ended December 31, 2000
     ----------------------------

     At the Ordinary Shareholder's Meeting held on March 28, 2000, the shareholders agreed to distribute a dividend amounting to MCh$ 8,653 (historical)

     In September 2000, Banco Bilbao Vizcaya Argentaria S.A. paid MCh$ 60,797 (historical), corresponding to the remaining 45% of the capital increase subscribed for in September and October 1998.

     In September 2000, share issue expenses amounting to MCh$ 751 (historical) were deducted from the capital increase.

     Year ended December 31, 2001
     ----------------------------

     At the Ordinary Shareholders' Meeting held on March 16, 2001, the shareholders approved a capital increase of MCh$ 2 (historical) through the capitalization of earnings without the issue of new shares and the distribution of MCh$ 14,033 (historical) as a dividend.

     Year ended December 31, 2002
     ----------------------------

     At the Ordinary Shareholders' Meeting held on April 23, 2002, the shareholders agreed to distribute a dividend amounting to MCh$ 14,886 (historical).


NOTE 14 - MINIMUM CAPITAL REQUIREMENTS
--------------------------------------

     According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8 %, net of required allowances for loans losses, and a minimum ratio of Basic Capital to Total Assets of 3 %, net of required allowances for loan losses. For these purposes, Total Capital means the aggregate of: (a) a bank's paid-in capital and reserves, excluding capital attributed to subsidiaries and foreign branches,
(b) its subordinated bonds, calculated at the issue price but not exceeding 50 % of its Basic Capital, and (c) its voluntary allowances for loan losses, up to
1.25 % of the Risk Adjusted Assets. Basic Capital includes paid-in capital and reserves, but excludes the net income for the period. Risk Adjusted Assets are based on total assets on an unconsolidated basis, which are then classified into five categories, each of which has a different weight.

                                BBVA BANCO BHIF

     At December 31, 2002, in accordance with the requirements of the General Banking Law, the ratio of Total Capital to Risk Adjusted Assets was 12.3 % or Ch$ 89,408 million higher than the 8 % minimum required by the first test under the Banking Law. The ratio of Basic Capital to Total Assets was 7.4% or Ch$ 140,564 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     The Bank's mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2001 and 2002.

NOTE 15 - CONTINGENCIES AND COMMITMENTS
---------------------------------------

a)   Contingencies arising from contractual commitments

Until July 23, 1999, Banco BHIF, currently BBVA Banco BHIF, was required to administer the "Adjustment account" corresponding to the purchase agreement for the shares of the former Banco Nacional, signed on July 23, 1989.

The Bank's management and legal counsel believe that no material loss to the Bank should result from any claim brought by the selling party relating to the administration of the "Adjustment account", as described in the following paragraphs.

As part of the purchase agreement, certain principal shareholders of Banco BHIF acquired 97% of the shares of Banco Nacional from a group of companies and individuals related to the selling party. This acquisition was made in order to merge the former Banco Nacional with Banco BHIF, which was completed on November 15, 1989.

In connection with the acquisition of the shares of the former Banco Nacional and its subsequent merger with Banco BHIF, the Bank agreed that certain loans due from the sellers to Banco Nacional would be restructured into UF-denominated loans, to be repaid over a period of 12 years. The purchase agreement provided that (i) the amount of recoveries on certain of Banco Nacional's loans, as indicated by the sellers under the terms of the purchase agreement (Adjustment account), exceeding the net book value of the loans, and
(ii) an amount equal to the allowance for loan losses released as a result of improvements in the classification of the loans included in the Adjustment account, would be credited on a quarterly basis to the Adjustment account and treated as payment of interest and principal due from the sellers.

The purchase agreement also provided that any dispute relating to the interpretation of the above agreement or the fulfillment of the parties' respective obligations thereunder would be submitted to arbitration.

On July 23, 1989, the Adjustment account was divided in two parts with terms of five and ten years, respectively. The latter, together with the sellers' rights related to the Adjustment account, expired on July 23, 1999.

                                BBVA BANCO BHIF

In accordance with the shares purchase contract, an Arbitration Court was set up on April 8, 1997 to deal with the differences between the parties over the interpretation of the Adjustment account, including the treatment of loans contained therein, as well as other matters.

To date, both the sellers and the Bank have filed several claim with the Arbitration Court, which have led to a number of correlated lawsuits referred to as claims, as described bellow.

Regarding these lawsuits, two cases were settled in 2001. In claim No. 1 the Bank was sentenced to pay UF 19,062 plus interest, totaling UF 38,003.20, which was credited for its equivalent in Chilean pesos against Cidef S.A's loan with the Bank, which is the lowest-rated company of the Errazuriz Group. In claim No. 2, the Bank was sentenced to pay UF 8,292.12 plus interest, totaling UF 11,216.55, which was deposited for its equivalent in Chilean pesos at the respective court. A significant part of sum deposited was seized, for the account of BBVA Banco BHIF in the executive cases brought against companies of the Errazuriz Group in the ordinary courts.

During 2002 seven arbitration cases were settled, of which the judgments pronounced in the following claims did not favor the Bank: claim No. 3 for a total of UF 10,206.67, which was paid by crediting such amount against Cidef S.A. loans; claim No. 12 for UF 6,053.33 plus interest, a sentence that was partially paid by crediting the principal amount against Cidef S.A.'s loans, the calculation of the respective interest is still pending; claim No. 5 for UF 27,431.02 plus interest, a payment that has not been made because the loan was not duly transferred by the Errazuriz Group, as such it is not possible to determine who the creditor is; and claim No. 6 for UF 42,715.55 plus interest, a sentence that has not yet been declared enforceable since it was appealed by the Bank.

As to the other three judgments pronounced in 2002, the sentence of claim No. 17 accepted the complaint filed by the Bank, declaring that Commercial Las Dalias S.A. is not a beneficiary of a loan callable against the Bank; the judgment of claim No. 9 rejected a claim for damages against the Bank for UF 4,071.44 plus interest; and finally, the judgment in claim No. 4 rejected both an indemnifying complaint filed by the Bank against the Errazuriz Group, and the counter-claim filed by the latter against the Bank.

The following is the status of the remaining claims: six are pending the discussion period and four have proceeded to the following stage; three are in the evidence-gathering stage, and two have completed this stage; three are awaiting judgement.

Considering the procedural stage of some of the pending proceedings and/or the complexity of the matters dealt with in others, it is not yet possible to determine the likely outcome of the actions brought against the Bank. Although Management believes that the legal arguments presented by the sellers in support of these actions lack merit, no assurance can be given that the final outcome will not be adverse to the Bank.

In addition, late in 2000 the Bank was notified of seven consignment and compensation payments made by debtors of the Errazuriz Group beneficiaries of the Adjustment account in relation to the loans from the Bank, in order to extinguish their liabilities. However, the Bank has appealed these resolutions.

                                BBVA BANCO BHIF

Consequently, the Bank filed claims for the collection of the total amount due from each of the beneficiaries of the Errazuriz Group, based on the disclaimer to the due date by the debtors. Judgment has already been rendered in six of the seven lawsuits to date. In three of the cases, the Bank obtained favorable sentences, and the remaining three cases were rejected based on technical reasons, as the offer of total and subsequent consignment payments does not imply a waiver of the period granted. Therefore, the loans would not have been required to be paid upon filing the claim and none of the debtors disclaim the existence of such credits. All the sentences have been appealed by the Bank and/or the defendants.

Also in 2000 the Bank was notified of three other consignment and compensation payments made by the debtors of the Errazuriz Group, which are not beneficiaries of the Adjustment account, seeking to extinguish their liabilities. This led to the Bank bringing an executory action against these three debtors, with a sentence favorable to the Bank in two of them to date. The remaining lawsuit is pending judgement.

Finally, the Errazuriz Group has brought three executive actions against the Bank before the Ordinary Courts on the basis of the arbitration judgments pronounced in claims No. 1, 3, 5 and 6. In all these lawsuits, the Bank has opposed the motions as they are based either on the payment of liabilities that the Bank has already paid, claims No. 1 and 3, on loans granted through an irregular procedure, claim No. 5, or else requiring the payment of liabilities not yet due claim No. 6. Two of these cases are in the discussion stage and one has concluded its evidence gathering period.

b) Commitments and responsibilities recorded in memorandum accounts

The Bank and its subsidiaries maintain the following memorandum accounts relating to commitments or responsibilities arising in the ordinary course of business:

                                                               2001       2002
                                                               ----       ----
                                                               MCh$       MCh$

Safekeeping .............................................    511,840    587,297
Loans approved not yet disbursed ........................    106,417     86,723
Foreign collections .....................................      6,488      9,101
Fixed-income shares and instruments held in custody .....     42,001     47,909
Documents for collection in Chile .......................     52,581     45,653
Leasing contracts signed prior to delivery of assets ....      5,328      5,804

The above includes only the most significant balances. Contingent loans and liabilities are shown in the Consolidated balance sheets.

                                BBVA BANCO BHIF

c) Guarantees of operations

In accordance with Article 30 of Law 18,045, the subsidiary BBVA Corredores de Bolsa BHIF S.A. contracted for an insurance policy with Compania de Seguros de Credito Continental S.A. to ensure full compliance with its obligations as a stockbroker. The beneficiaries are its present and future creditors of brokerage operations, and are represented by the Santiago Stock Exchange and Electronic Stock Exchange. In addition, BBVA Corredores de Bolsa BHIF S.A. contracted for a stockbrokers insurance policy with Compania MAPFRE Seguros Generales in order to comply with the agreements reached by the Board of the Santiago Stock Exchange at its meeting held on November 24, 1997.

The terms of the policies are as follows:

         Insurance              Commencement       Expiry
          Company                   date            date             Coverage
          -------                   ----            ----             --------

Compania de Seguros de
  Credito Continental S.A.       04/22/2001      04/22/2003       UF     20,000

Cia. de Seguros Generales
  MAPFRE Seguros Generales       04/01/2001      03/31/2003       US$ 5,400,000


d) Securities in guarantee

At December 31, 2002 and 2001, guarantees in the form of marketable equity securities in favor of the Custody Department of the Santiago Stock Exchange amount to MCh$ 8,932.3 (MCh$ 8,345.3 in 2001).

e) Other contingencies

At the date of these financial statements, the Bank was involved in other litigation arising in the ordinary course of business. In the opinion of Management and its legal counsel, the final outcome of such litigation will not have a significant effect on the Bank's financial position or its results of operations.

                                BBVA BANCO BHIF

NOTE 16 - TRANSACTIONS WITH RELATED PARTIES
-------------------------------------------

     In accordance with the General Banking Law, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than one percent of the Bank's shares. Companies in which a director, officer or shareholder of the Bank holds more than a 5% interest are also considered to be related parties, as well as companies that have common directors with the Bank.

a) Loans made to related parties

Loans made to related parties, all of which are current, are as follows:

                                                                 December 31,
                                                    ---------------------------------------
                                                            2001               2002
                                                    ------------------- -------------------
                                                             Collateral          Collateral
                                                     Loans    Pledged    Loans    Pledged
                                                    -------   -------   -------   -------
                                                      MCh$      MCh$      MCh$      MCh$
Operating companies:
     Conavicoop ..................................    5,950         -     3,449       485
     Consorcio Persa de Chile ....................      485         -       501         -
     Vina Selentina S.A. .........................        -         -         1         -
     Jardin Infantil Casanueva ...................       23        23        22        22
     Taz S.A. ....................................        -         -         1         -
     Grupo Eulen Chile S.A. ......................        -         -       153         -

Investment companies:
     Banco BNL do Brasil .........................    1,082         -     3,299         -
     Bifactoring S.A. ............................    2,310         -     2,006         -
     BBVA Banco Ganadero S.A. ....................       25         -         -         -
     BBV Banco Frances ...........................      200         -        93         -
     Banco Bilbao Vizcaya Argentaria Mexico ......        -         -       288         -
     Banco Bilbao Vizcaya Argentaria Brasil ......    5,149         -     6,792         -
     Banco Bilbao Vizcaya Argentaria Madrid ......       64         -        48         -
     Banco Bilbao Vizcaya Argentaria New York ....        -         -    10,378         -
     Banco Continental ...........................      108         -       177         -
     Banco Frances Uruguay .......................        3         -     1,697         -
     Banco Provincial S.A. .......................       24         -        25         -
     Sociedad de Inversiones Rio Side Ltda .......       34        26        30        24
     AFP Provida S.A. ............................        1         -         4         -
     Inversiones Penuelas S.A. ...................       12         -         -         -
     Individuals (UF 3,000 or more) ..............    2,158     1,973     2,004     1,892
     Individuals (less than UF 3,000) ............    1,265     1,030     1,404     1,145
                                                    -------   -------   -------   -------
                                                     18,893     3,052    32,372     3,568
                                                    =======   =======   =======   =======

In the above table, operating companies are defined as commercial or manufacturing companies and investment companies are defined as companies whose purpose is to hold shares in other companies.

                                BBVA BANCO BHIF

b) Other transactions with related parties

     During the years ended December 31, 2000, 2001 and 2002 the Bank had the following significant revenues (expenses) from services provided to (by) related parties:

                                                                              Year ended December 31,
                                                     ---------------------------------------------------------------------------
                                                             2000                        2001                      2002
     Company                    Relationship         Revenues     Expenses       Revenues    Expenses      Revenues     Expenses
     -------                    ------------         --------     --------       --------    --------      --------     --------
                                                       MCh$         MCh$           MCh$        MCh$          MCh$         MCh$
Redbanc S.A.                 Equity investee               -         (510)             -        (464)            -         (481)

E. Bertelsen Asesorias S.A.  Director of Bank is
                             shareholder in related
                             company                       -         (150)             -        (113)            -         (116)

Banco Bilbao Vizcaya
 Argentaria S.A.             Shareholder                   -       (2,005)             -      (1,538)           20       (1,725)

Jose Domingo Eluchans        Shareholder in
  Asesorias Ltda.            common                        -          (62)             -         (64)            -          (63)

BBVA Compania de             Shareholder in
  Seguros de Vida S.A.       common                        -          (62)             -        (165)          283            -

Constructora y               Shareholder in
  Administradora Uno S.A.    common                        -          (32)             -           -             -            -

Parque Arauco S. A.          Shareholder in
                             common                        -          (98)             -         (96)            -         (120)

Other                        Shareholder in
                             common                        -         (130)             -        (268)           44         (270)

     Article 89 of the Chilean Companies Law requires that the Bank's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 17 - DIRECTORS' EXPENSES AND REMUNERATION
----------------------------------------------

The following items were charged to expense for services provided by the members of the Board:

                                                         Year ended December 31,
                                                         -----------------------
                                                         2000     2001     2002
                                                         ----     ----     ----
                                                         MCh$     MCh$     MCh$

Remuneration established by the General
  Shareholders' Meeting ............................      561      611      610
Advisory fees ......................................       62       64       63
Travel allowance ...................................       10        7       16
                                                          ---      ---      ---
            Total ..................................      633      682      689
                                                          ===      ===      ===

                                BBVA BANCO BHIF

NOTE 18 - INCOME FROM SERVICES, NET
-----------------------------------

Income from services and the related expenses are summarized as follows:

                                                              Year ended December 31,
                                                           -----------------------------
                                                             2000       2001       2002
                                                           -------    -------    -------
                                                             MCh$       MCh$       MCh$
Fees from services:
      Commissions on insurance brokerage ...............     1,588      1,951      2,170
      Credit cards .....................................     1,144      1,299      1,275
      Current accounts .................................     2,898      4,839      4,459
      Pension payments .................................     1,043      2,719      3,840
      Contingent loans and letters of credit ...........       623      1,001        762
      Automatic teller machines ........................     1,059        541      1,596
      Collections ......................................       798        389        354
      Purchases and sales of foreign exchange ..........       142        214        272
      Lines of credit and overdrafts ...................       919        484        675
      On-line accounts .................................       312        210        169
      Custody and Trust services .......................        57         59        130
      Service charges on deposit accounts ..............       226        206        204
      Service charges on loans .........................       536        380        534
      Fees from collections of insurance premiums ......     1,199      1,260      1,507
      Loan and securities collections ..................       153          -          -
      Brokerage fees ...................................       553        610        737
      Commissions on mutual and investment
        funds administration ...........................     2,176      2,301      2,578
      Lease contracts fees .............................         -        474        483
      Financial advisory services ......................       306        432          -
      Fees charged on prepaid loans ....................         1        573      1,645
      Other ............................................       902      2,340      2,944
                                                           -------    -------    -------
            Total income from services .................    16,635     22,282     26,334
                                                           =======    =======    =======

                                                              Year ended December 31,
                                                           -----------------------------
                                                             2000       2001       2002
                                                           -------    -------    -------
                                                             MCh$       MCh$       MCh$
Services expenses:
      Brokerage expenses ...............................       (64)       (74)       (39)
      Brokerage fees ...................................      (360)      (331)      (305)
      Credit card operators ............................      (613)      (778)    (1,017)
      Automatic teller machines ........................      (791)      (873)    (1,031)
      Collection expenses ..............................       (19)       (12)       (20)
      Commissions on placement and servicing of loans ..    (2,833)    (2,553)    (1,777)
      Other ............................................      (160)      (433)      (383)
                                                           -------    -------    -------
            Total services expenses ....................    (4,840)    (5,054)    (4,572)
                                                           =======    =======    =======

                                BBVA BANCO BHIF

NOTE 19 - GAINS AND LOSSES ON FINANCIAL INSTRUMENTS
---------------------------------------------------

Gains and losses on financial instruments are summarized as follows:

                                                             Year ended December 31,
                                                          -----------------------------
                                                            2000       2001       2002
                                                          -------    -------    -------
                                                            MCh$       MCh$       MCh$
Gains on financial instruments:
   Gains on sales and mark-to-market valuations
     of financial instruments .........................     4,704     11,640     13,101
                                                          -------    -------    -------
                                                            4,704     11,640     13,101
                                                          =======    =======    =======

Losses on financial instruments:
   Losses on sales and mark-to-market valuations
     of financial instruments .........................      (753)    (3,086)    (6,961)
                                                          -------    -------    -------
                                                             (753)    (3,086)    (6,961)
                                                          =======    =======    =======

NOTE 20 - RECOVERY OF LOANS PREVIOUSLY CHARGED-OFF
--------------------------------------------------

Recovery of loans previously charged-off include the following items:

                                                             Year ended December 31,
                                                          -----------------------------
                                                            2000       2001       2002
                                                          -------    -------    -------
                                                            MCh$       MCh$       MCh$
Recoveries on loans previously charged-off ............     7,572      7,420      9,679
Recoveries of loans reacquired from the Central Bank ..       102         80         17
                                                          -------    -------    -------
                                                            7,674      7,500      9,696
                                                          =======    =======    =======

                                BBVA BANCO BHIF

NOTE 21-NON OPERATING INCOME AND EXPENSES
-----------------------------------------

Non-operating income and expenses are set forth below:

                                                                               Year ended December 31,
                                                                          --------------------------------
                                                                            2000        2001        2002
                                                                          --------    --------    --------
                                                                            MCh$        MCh$        MCh$
Non-operating income:
     Gain on sales of Bank premises and equipment .....................          2         176          18
     Recovery of expenses from customers ..............................      1,065       1,855       2,918
     Recovery of assets received in lieu of payment previously
       charged-off ....................................................        685         775         806
     Rental income ....................................................        195         202         218
     Gain on sales of assets received in lieu of payment ..............        102         230         270
     Gains on sales of leasing assets .................................        604          84         137
     Other ............................................................        213         626         409
                                                                          --------    --------    --------
            Total non-operating income ................................      2,866       3,948       4,776
                                                                          ========    ========    ========

Non-operating expenses:
     Provision for Adjustment account (Note 15 a) .....................          -           -        (101)
     Write-offs of assets received in lieu of payment .................     (1,048)       (540)     (1,405)
     Provisions for losses on assets received in lieu of payment ......       (746)     (1,027)       (678)
     Loss on sales of Bank premises and equipment .....................         (4)        (15)        (11)
     Expenses incurred on management of assets received in lieu
      of payment ......................................................       (141)       (210)       (232)
     Amortization of goodwill .........................................       (380)       (418)       (389)
     Discounts to customers on ANAP mortgage loans ....................       (129)       (108)       (122)
     Other ............................................................       (397)       (503)       (785)
                                                                          --------    --------    --------
            Total non-operating expenses ..............................     (2,845)     (2,821)     (3,723)
                                                                          ========    ========    ========

NOTE 22 - PRICE-LEVEL RESTATEMENT
---------------------------------

     The price-level restatement loss is determined by restating the following non-monetary assets and liabilities:

                                                                               Year ended December 31,
                                                                          --------------------------------
                                                                            2000        2001        2002
                                                                          --------    --------    --------
                                                                            MCh$        MCh$        MCh$
Restatement of non monetary accounts based on Consumer Price Index:
     Bank premises and equipment ......................................      2,533       1,850       1,806
     Other non-monetary assets and liabilities ........................        876         808         930
     Shareholders' equity .............................................     (8,797)     (7,122)     (6,900)
                                                                          --------    --------    --------
            Net price-level restatement loss ..........................     (5,388)     (4,464)     (4,164)
                                                                          ========    ========    ========

                                BBVA BANCO BHIF

NOTE 23 - INCOME TAXES
----------------------

a) Income tax provision

The provision for income taxes charged to income is summarized as follows:

                                                            Year ended December 31,
                                                        -----------------------------
                                                          2000       2001       2002
                                                        -------    -------    -------
                                                          MCh$       MCh$       MCh$
Amortization of effects of deferred income taxes
  accumulated at the beginning of the year ..........     3,864        191        295
Provision for current income tax ....................    (1,015)    (6,135)    (6,261)
Deferred income taxes for the year ..................      (865)     5,063      3,448
                                                        -------    -------    -------
            Total income tax benefit (expense) ......     1,984       (881)    (2,518)
                                                        =======    =======    =======

b) Deferred income tax balances are as follows:

                                                                              Balances at
                                                                 -------------------------------------
Temporary differences                                            December 31, 2001   December 31, 2002
---------------------                                            -----------------   -----------------
                                                                        MCh$                  MCh$
ASSETS
     Allowance for loan losses ..................................      5,280                 5,456
     Charged-off loans that are tax assets ......................      7,055                 7,737
     Lease contracts ............................................      6,234                 9,728
     Allowance for losses from high-risk rated countries ........        234                   234
     Tax loss carryforward ......................................          -                    24
     Interest on overdue and past-due loans .....................      2,026                 3,607
     Accrual for employee vacations .............................        272                   272
     Others .....................................................      1,235                   958
                                                                    --------              --------
            Subtotal ............................................     22,336                28,016
Less:  Unamortized offsetting liability balance .................     (2,405)               (1,892)
                                                                    --------              --------
            Net assets ..........................................     19,931                26,124
                                                                    --------              --------

LIABILITIES
     Accelerated depreciation of bank premises and equipment ....      6,205                 9,053
     Deferred expenses ..........................................      1,185                 1,050
     Others .....................................................        233                   180
                                                                    --------              --------
            Subtotal ............................................      7,623                10,283
     Less:  Unamortized offsetting asset balance ................     (1,402)               (1,214)
                                                                    --------              --------
            Net liabilities .....................................      6,221                 9,069
                                                                    --------              --------
            Net position ........................................     13,710                17,055
                                                                    ========              ========

                                BBVA BANCO BHIF

     The offsetting asset and liability accounts correspond to the accumulated effect of deferred income taxes which, in accordance with regulations up to 1998, were not recorded prior to January 1, 2000. These asset and liability accounts are amortized for each account over the period of the reversal of the corresponding temporary difference. The liability corresponding to the effect on tax loss carryforward is reversed as the loss is used.

NOTE 24 - FOREIGN CURRENCY POSITION
-----------------------------------

     The consolidated balance sheets include assets and liabilities payable in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2001 and 2002, and assets and liabilities which are payable in Chilean pesos subject to exchange rate fluctuations, as detailed below.

                                              December 31, 2001                       December 31, 2002
                                   -------------------------------------    -------------------------------------
                                     Payable       Payable                    Payable       Payable
                                   in foreign    in Chilean                 in foreign    in Chilean
                                    currency        pesos        Total       currency        pesos        Total
                                   ----------    ----------   ----------    ----------    ----------   ----------
                                      MCh$          MCh$         MCh$          MCh$          MCh$         MCh$
ASSETS
   Cash and due from banks .....       68,720             -       68,720        25,462             -       25,462
   Loans .......................      268,608        56,575      325,183       341,127        56,703      397,830
   Investments .................        1,858        88,047       89,905        58,716       360,630      419,346
   Other assets ................      362,258             -      362,258       370,339             -      370,339
                                   ----------    ----------   ----------    ----------    ----------   ----------
           Total assets ........      701,444       144,622      846,066       795,644       417,333    1,212,977
                                   ==========    ==========   ==========    ==========    ==========   ==========
LIABILITIES
   Deposits and other
      obligations ..............      215,198             1      215,199       121,714             -      121,714
   Foreign borrowings ..........      127,468             -      127,468       188,960             -      188,960
   Other liabilities ...........      499,441         4,572      504,013       897,312           760      898,072
                                   ----------    ----------   ----------    ----------    ----------   ----------
           Total liabilities ...      842,107         4,573      846,680     1,207,986           760    1,208,746
                                   ==========    ==========   ==========    ==========    ==========   ==========
Net assets (liabilities) in
  foreign currency .............     (140,663)      140,049         (614)     (412,342)      416,573        4,231
                                   ==========    ==========   ==========    ==========    ==========   ==========

     In addition, as disclosed in Note 5, at December 31, 2002 the Bank had notional amounts of foreign exchange contracts with an asset position of MCh$ 306,588 (2001: MCh$ 303,271) and a liability position of MCh$ 614,367 (2001:
MCh$ 390,057).

                                BBVA BANCO BHIF

NOTE 25 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------

     The estimated fair values of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2001 and 2002 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

     For those financial instruments with no quoted market prices available, fair values have been estimated using present value or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

     In addition, the fair values presented below do not attempt to estimate the value of the Bank's revenue generating businesses and anticipated future business activities, that is, they do not represent the Bank's value as a going concern.

The estimated fair values of financial instruments are as follows:

                                                 December 31, 2001          December 31, 2002
                                             Carrying      Estimated     Carrying      Estimated
                                              amount      fair value      amount      fair value
                                              ------      ----------      ------      ----------
                                               MCh$          MCh$          MCh$          MCh$
ASSETS
   Cash and due from banks ............       205,110       205,110       311,023       311,023
   Investments ........................       390,266       390,266       645,880       645,880
   Loans ..............................     1,730,711     1,504,316     1,968,828     2,008,686
   Other assets .......................       150,590       150,590       185,782       185,782

LIABILITIES
   Deposits ...........................     1,425,332     1,463,469     1,912,485     1,909,345
   Central Bank borrowings ............        11,646        11,658         8,841         9,043
   Securities sold under agreements
     to repurchase ....................       172,624       172,624       255,565       255,565
   Mortgage finance bonds .............       239,816       239,816       250,999       285,930
   Other borrowings ...................       308,870       301,238       353,291       373,004
   Other liabilities ..................        68,248        68,248        72,431        72,431

     The carrying amounts of loans in the above table exclude contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank. The offsetting liability amount, recorded as contingent liabilities in the Consolidated balance sheets, has also been excluded.

     The carrying amounts of loans do not include lease contracts because disclosure of fair value of such contracts is not required under the applicable accounting pronouncement.

                                BBVA BANCO BHIF

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments

     Short-term financial instruments are valued at their carrying amounts included in the Consolidated balance sheets, which are believed by the Bank to be reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and due from banks, other assets, short-term Central Bank borrowings, securities sold under agreements to repurchase and other liabilities.

Investments

     The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics.

Loans

     Estimated fair values have been determined for loan portfolios with similar financial characteristics. Loans were segregated by type such as commercial and consumer, and each category was further segmented based on fixed and variable rates and accrual vs. non-accrual status. The fair values of fixed-rate loans were estimated by discounting scheduled cash flows using prevailing market rates for those loans at the end of 2001 and 2002, respectively. For variable-rate loans, their carrying amounts were considered to be equivalent to their fair values.

     For non-accruing loans, the estimated fair values were based on the discounted value of estimated cash flows arising from the liquidation of the collateral or other expected sources at an estimated discount rate. The value of these loans was then adjusted for the higher risk involved by deducting the specific provisions for the loans from the discounted cash flow amounts.

Derivatives

     Foreign exchange contracts (included in other assets or liabilities in the table above) are carried at market value in the Consolidated balance sheets, based on the Observed Exchange Rate at the end of the year.

     For interest rate swaps, estimated fair values were obtained from dealer quotes. The total of MCh$ 302 (MCh$ 180 at December 31, 2001) is included in other assets in the table of fair values of financial instruments set forth above.

Deposits

     The fair value of deposits with no defined maturity, such as non-interest bearing deposits and savings accounts, is considered to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

                                BBVA BANCO BHIF

Long-term borrowings

     The fair value of long-term borrowings (included in Mortgage finance bonds and Other borrowings in the table above) is estimated based on the present value of future cash flows, discounted at interest rates available to the Bank for new debt of similar type and remaining maturity at December 31, 2001 and 2002.

NOTE 26 - FIDUCIARY ACTIVITIES
------------------------------

     The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

                                                              December 31,
                                                            2001        2002
                                                            ----        ----
                                                            MCh$        MCh$
Securities held in safekeeping .......................    511,840     587,297
Amounts to be collected on behalf of third parties ...     59,069      54,754
                                                          -------     -------
         Total .......................................    570,909     642,051
                                                          =======     =======

NOTE 27 - INCOME STATEMENTS AND BALANCE SHEETS (SEC FORMAT)
----------------------------------------------

     The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9 to 210.9-07 of Regulation S-X ("Article 9"). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos of December 31, 2002 purchasing power using the adjustment factor arising from the CPI and are shown in accordance with the format required by Article 9.

     The principal reclassifications which were made to the basic Chilean GAAP financial statements in order to present them in the Article 9 format are as follows:

1.   Elimination of contingent assets and liabilities from the balance sheet.
2. Presentation of Recoveries of loans previously charged-off as a reduction of the Provision for loan losses instead of as Other income.
3. Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to Non-interest income under Article 9.

     In connection with the preparation of the Article 9 income statements, the price-level restatement includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not compute the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

                                BBVA BANCO BHIF

Consolidated income statements

                                                                             Year ended December 31,
                                                                     -----------------------------------
                                                                        2000         2001         2002
                                                                     ---------    ---------    ---------
                                                                        MCh$         MCh$         MCh$
Interest income
     Interest and fees on loans ..................................     188,833      180,534      175,620
     Interest on investments .....................................      35,874       36,280       39,542
     Interest on deposits with banks .............................         517          571          536
                                                                     ---------    ---------    ---------
            Total interest income ................................     225,224      217,385      215,698
                                                                     ---------    ---------    ---------

Interest expense
     Interest on deposits ........................................     (76,369)     (64,932)     (57,706)
     Interest on securities sold under agreements to repurchase ..     (17,583)     (15,447)      (6,248)
     Interest on other borrowed funds ............................      (6,693)      (5,492)      (8,441)
     Interest on long-term debt ..................................     (45,265)     (38,981)     (35,055)
     Price-level restatement .....................................      (5,388)      (4,464)      (4,164)
                                                                     ---------    ---------    ---------
            Total interest expense ...............................    (151,298)    (129,316)    (111,614)
                                                                     ---------    ---------    ---------

Net interest income ..............................................      73,926       88,069      104,084
Provision for loan losses ........................................     (16,887)     (24,136)     (21,637)
                                                                     ---------    ---------    ---------
            Net interest income after provision for loan losses ..      57,039       63,933       82,447
                                                                     ---------    ---------    ---------

Other income
     Fees and commissions ........................................      16,848       22,481       26,363
     Brokerage and securities income .............................         193          279          432
     Gain on investment activities ...............................       3,950        8,554        6,140
     Net gains (losses) on foreign exchange ......................       1,377       (4,162)     (14,335)
     Recoveries and restatements of loans
       reacquired from the Central Bank ..........................         102           80           17
     Other revenue ...............................................       2,830        3,914        4,892
                                                                     ---------    ---------    ---------
            Total other income ...................................      25,300       31,146       23,509
                                                                     ---------    ---------    ---------

Other expenses
     Salaries ....................................................     (28,555)     (33,099)     (33,118)
     Net premises and equipment expenses .........................      (3,181)      (3,966)      (4,746)
     Administration expenses .....................................     (28,673)     (30,286)     (31,083)
     Other expenses ..............................................      (9,010)     (11,512)     (14,236)
                                                                     ---------    ---------    ---------
            Total other expenses .................................     (69,419)     (78,863)     (83,183)
                                                                     ---------    ---------    ---------

Income before income taxes .......................................      12,920       16,216       22,773
     Income taxes ................................................       1,984         (881)      (2,518)
                                                                     ---------    ---------    ---------
            Net income ...........................................      14,904       15,335       20,255
                                                                     =========    =========    =========

                                BBVA BANCO BHIF

Consolidated Balance Sheets

                                                                   December 31,
                                                                2001          2002
                                                             ----------    ----------
                                                                MCh$          MCh$
ASSETS
      Cash and due from banks ............................      145,973       284,463
      Interest bearing deposits in other banks ...........       59,137        26,560
      Securities purchased under agreements to resell ....        9,579        56,055
      Trading securities .................................      288,211       312,026
      Available for sale securities ......................       90,980       277,799
      Securities to be held to maturity ..................        1,496             -

      Loans ..............................................    1,798,526     2,037,060
      Unearned income ....................................      (24,550)      (23,187)
      Allowance for loan losses ..........................      (43,264)      (45,045)
                                                             ----------    ----------
      Loans, net .........................................    1,730,712     1,968,828
      Premises and equipment, net ........................       57,566        55,668
      Other assets .......................................       93,090       129,348
                                                             ----------    ----------
            Total assets .................................    2,476,744     3,110,747
                                                             ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
      Deposits
      Non-interest bearing ...............................      322,511       457,801
      Interest bearing ...................................    1,102,821     1,454,684
                                                             ----------    ----------
                                                              1,425,332     1,912,485

      Short-term borrowings ..............................      146,309       160,470
      Securities sold under agreements to repurchase .....      172,624       255,565
      Other liabilities ..................................       68,248        72,431
      Long-term debt .....................................      414,023       452,661
                                                             ----------    ----------
            Total liabilities ............................    2,226,536     2,853,612
                                                             ----------    ----------

Minority interest in consolidated subsidiaries ...........           88           113
                                                             ----------    ----------

Shareholders' equity
      Common stock .......................................      151,877       151,877
      Reserves ...........................................       98,243       105,145
                                                             ----------    ----------
            Total shareholders' equity ...................      250,120       257,022
                                                             ----------    ----------
            Total liabilities and shareholders' equity ...    2,476,744     3,110,747
                                                             ==========    ==========

                                BBVA BANCO BHIF

     Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to Total assets in the Article 9 balance sheets above as follows:

                                                            At December 31,
                                                           2001          2002
                                                           ----          ----
                                                           MCh$          MCh$

Total assets under Chilean GAAP format .............    2,543,861     3,196,204
Elimination of contingent liabilities ..............      (67,117)      (85,457)
                                                       ----------    ----------
     Total assets under Article 9 format ...........    2,476,744     3,110,747
                                                       ==========    ==========

     The activity in the balances of loans to related parties in accordance with the Article 9 definition of related parties is as follows:

                                                                         MCh$
                                                                         ----

Balance at January 1, 2001 ......................................       19,249
New loans .......................................................       24,639
Repayments ......................................................      (19,650)
                                                                      --------
Balance at December 31, 2001 ....................................       24,238
New loans .......................................................      106,007
Repayments ......................................................     (113,013)
                                                                      --------
Balance at December 31, 2002 ....................................       17,232
                                                                      ========

NOTE 28 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY
------------------------------------------------------------------
       ACCEPTED ACCOUNTING PRINCIPLES
       ------------------------------

     Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.

1.   Differences in measurement methods

     Set forth below is a description of the significant differences between accounting principles generally accepted in Chile and accounting principles of the Superintendency of Banks (collectively, "Chilean GAAP") and US GAAP. The effects of differences in the presentation of the financial statements are shown in Note 27. References below to "SFAS" are to Statements of Financial Accounting Standards in the United States of America.

                                BBVA BANCO BHIF

     The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2002 was approximately 10.8%. Chilean accounting principles require that financial statements of banks be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position of reporting entities. The method, described in Note 1 c), is based on a model which enables calculations of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the period-end. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. Accordingly, and as allowed by Item 18 to Form 20-F, the effect of price-level changes is not eliminated in the reconciliation to US GAAP included under paragraph 1 s) below.

a)   Loan origination fees and costs

     The Bank recognizes commissions (origination fees) on credit card loans, lines of credit and letters of credit when collected and records related direct costs when incurred, Under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield. The effect of this difference resulted in an increase in shareholders' equity under Chilean GAAP of MCh$ 5,992 and MCh$ 6,510 at December 31, 2001 and 2002, respectively. In addition, had US GAAP been applied, net income would have increased (decreased) by MCh$ 177 in 2000, MCh$ (328) in 2001 and MCh$ 518 in 2002.

b)   Income taxes

     Under Chilean GAAP, effective January 1, 1999 the Bank began recognizing the effects of deferred income taxes on net income on a prospective basis, using an asset and liability approach. In prior years income taxes were recognized on the basis of amounts due in accordance with Chilean tax regulations and no deferred income taxes were recognized. For US GAAP purposes the Bank applies SFAS No. 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities at enacted rates expected to be in effect when such amounts will be realized. Deferred tax assets must be reduced by a valuation allowance when it is more likely than not that such assets will not be realized. After the year ended December 31, 1998 Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in prior years which are being recognized under Chilean GAAP in 2000 and future years.

                                BBVA BANCO BHIF

c)   Mandatory dividend

     As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders' Meeting, the Bank has to distribute a cash dividend in an amount equal to at least 30% of the Bank's net income under Chilean GAAP. Since the payment of the dividend out of each year's net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law. The effect of this accrual would be to decrease Shareholders' equity by MCh$ 4,600 and MCh$ 6,077 at December 31, 2001 and 2002, respectively.

d)   Interest recognition on non-accrual loans

     The Bank suspends the accrual of interest on loans on the first day that such loans are overdue. Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under US GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more past due. Any accrued but uncollected interest is reversed against interest income at that time.

     In addition, under Chilean GAAP any payment received on overdue loans is first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter is recognized as income to the extent of interest earned but not recorded. Any remaining amount is then applied to reduce the outstanding principal balance. Under US GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. Management believes that the effect of the difference in interest recognition on non-accrual loans is not material to the Bank's results of operations.

e)   Troubled debt restructurings

     Under Chilean GAAP, troubled debt restructurings are accounted in a manner similar to US GAAP. The Bank, however, is not required under Chilean GAAP to identify all loans which may qualify as troubled debt restructurings and, as a result, it is not feasible to obtain the necessary information that should be disclosed under US GAAP.

f)   Contingent loans

     The Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under US GAAP, such contingent amounts are not recognized on the balance sheet but are accounted for in memorandum accounts. Had US GAAP been followed, the total assets and liabilities of the Bank would have been reduced as of December 31, 2001 and 2002 by MCh$ 67,117 and MCh$ 85,457 respectively. This reclassification is included in the Article 9 financial statements in Note 27.

                                BBVA BANCO BHIF

g)   Allowance for loan losses

     Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines issued by the Superintendency of Banks as detailed in
Note 1 k). Under US GAAP, allowances for loan losses should be provided for impaired and other loans in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The process followed under Chilean GAAP differs in some respects from the process a bank would follow under US GAAP. In this regard, the Bank has estimated its required allowance for US GAAP purposes in the following manner:

o All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

o The allowances assigned to each loan category were analyzed and adjusted to reflect estimated inherent losses for such category.

o In addition, specific additional allowances were determined for loans on the following basis:

     i) Commercial loans with balances exceeding MCh$ 30 which were considered to be impaired in accordance with the criteria established by SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate or at the fair value of the collateral if the loans were collateral dependant.

     ii) Commercial loans with balances under MCh$ 30 and consumer loans were reviewed in order to account for all inherent losses in these loans. Such amounts were considered to approximate losses calculated under SFAS No.114, as applicable.

     Based on the above calculation, the Bank believes that there is no significant difference between the amount of the allowance for loan losses recorded for Chilean GAAP purposes and the amount calculated based on US GAAP requirements (excluding restructured loans, see paragraph o) below).

h)   Investments in other companies

     Under Chilean GAAP, certain permanent investments of less than 20% of the outstanding shares of other companies have been recorded using the equity method of accounting. Under US GAAP, those investments would have been recorded at cost. The effect of this difference resulted in an increase in shareholders' equity under Chilean GAAP of MCh$ 470 and MCh$ 350 at December 31, 2001 and 2002, respectively. In addition, had US GAAP been applied, net income would have increased (decreased) by MCh$ 62 in 2000, MCh$ (255) in 2001 and MCh$
(120) in 2002.

                                BBVA BANCO BHIF

i)   Derivative financial instruments

     The Bank engages in derivative transactions for its own account and on behalf of its customers, mainly corporate clients of the import sector. These transactions arise from forward exchange contracts which are of two types: (i) transactions covering two foreign currencies and (ii) transactions covering Chilean pesos against the U.S. dollar. Foreign exchange contracts involve an agreement to exchange the currency of one country for the currency of another country or an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 30 and 90 days and are not traded in a secondary market, however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty. When the Bank enters into a forward exchange contract, it analyzes and approves the creditor's risk (the risk that the counterparty might default on is obligation). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, obtains collateral.

     The Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. From time to time, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

     The Bank's counterparties in derivative transaction are mainly international investment bank and domestic corporate and financial institution clients.

     Under Chilean GAAP, forward contracts between foreign currencies and U.S. dollars are reported at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso are valued at the closing spot exchange rate of each balance sheet date with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

     Under Chilean GAAP interest rate swap agreements that hedge part of the Bank's investment portfolio are recorded on balance sheet at their estimated fair market values. Unrealized gains or losses are credited or charged to income for those agreements that are designated by the Bank's management as hedges of part of the investment portfolio classified as trading. In the case of the interest rate swap agreements designated by the Bank's management as hedges of part of the investment portfolio as permanent investments, unrealized gains and losses are credited or charged to shareholders' equity.

                                BBVA BANCO BHIF

     Beginning January 1, 2001, the Bank for US GAAP purposes adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instruments depends on whether the derivative instrument qualifies as a hedge. The standard also requires formal documentation procedures of the hedging relationship and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

     While the Bank enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

     Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument must be separated from the host contract and measured and accounted for as freestanding derivatives at fair value. As of December 31, 2002 the Bank did not have embedded derivatives requiring bifurcation.

     The adoption of SFAS 133 as of January 1, 2001 has not resulted in an effect on the results of operations of the Bank. The effects of the adjustments with respect for foreign exchange contracts and interest rate and foreign currency swaps agreements on the net income and net equity of the Bank are included in paragraph s) below.

j)   Employee benefits

     Employee benefits and post employment benefits are provided by independent pension funds and health insurance companies, which are funded by employees' contributions. The Bank has no responsibility as an employer for payments under these plans, other than withholding amounts from employees' salaries.

k)   Accrued interest and indexation adjustments

     Accrued interest and indexation adjustments are presented with the related principal amounts. Under US GAAP accrued interest and indexation adjustments would be separately recorded. The amount of this reclassification is not readily determinable.

l)   Recoveries of loans previously charged-off

     Under US GAAP, recoveries of loans previously charged-off are reflected as a reduction of the allowance for loan losses; under Chilean GAAP they are included as Other income. This reclassification is included in the Article 9 financial statements in Note 27.

                                BBVA BANCO BHIF

m)   Fees relating to contingent loans

     Under US GAAP, fees relating to contingent loans are recorded as non-interest income and not as interest income. This reclassification is shown in the Article 9 financial statements in Note 27.

n)   Investment securities

     Under Chilean GAAP, investment securities held by the Bank which have a secondary market (and an original maturity of more than one year) are carried at market value. Securities held by the Bank's brokerage subsidiary and other subsidiaries are carried at the lower of cost or market value. Investment securities not falling under these categories are carried at cost.

     Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities, which include debt and certain equity securities, are accounted for as follows:

o Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

o Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     The effect of the difference between Chilean GAAP and US GAAP in the accounting treatment for investment securities was an increase in shareholders' equity of MCh$ 763 and MCh$ - at December 31, 2001 and 2002, respectively, and a(n) (decrease) increase in net income of MCh$ (1,918), MCh$ 949 and MCh$ (2,139) for the years 2000, 2001 and 2002, respectively.

o)   Impairment of restructured loans

     US GAAP requires creditors to value certain impaired and restructured loans at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at the fair value of the collateral if the loan is collateral dependent. Under Chilean GAAP, a loss on impaired and restructured loans is only recognized if the new interest rate is inferior to the average cost of funds of the Bank. This loss is recognized through an increase in the allowance for loan losses. Had US GAAP been followed, net income would have increased by MCh$ 205 during 2000, MCh$ - during 2001 and MCh$ -, during 2002.

                                BBVA BANCO BHIF

p)   Fees on Automatic Teller Machines (ATM) and other services

     The Bank recognizes fees on Automatic Teller Machine (ATM) cards and other services on a cash basis. Under US GAAP, recognition of this income should be recorded on an accrual basis. The effect of this difference resulted in a decrease in shareholders' equity under Chilean GAAP of MCh$ 351 and MCh$ 762, at December 31, 2001 and 2002, respectively. In addition, had US GAAP been applied, net income would have (decreased) increased by MCh$ (226) in 2000, MCh$ 383 in 2001 and MCh$ (411) in 2002.

q)   Business combination

     For US GAAP purposes, effective January 1, 2002, the Bank adopted SFAS No. 142, "Goodwill and Other Intangible Assets, " which establishes the following:

     o The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.
     o The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.
     o Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.
     o All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

     SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2002 and not impairment charge was deemed necessary.

     The Bank adopted SFAS No. 147 which requires financial institutions to adopt SFAS No. 142.

     Under Chilean GAAP, the difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction is considered to be goodwill and is amortized on a straight-line basis over a period not exceeding ten years. The purchases of ownership interests in BHIF S.A. Corredores de Bolsa in 1993 and 1997 and in Corredora Tecnica de Seguros Ltda. in 1998, and the assets and liabilities of Banesto Chile Bank in 1995, were recorded in accordance with Chilean GAAP.

     Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill and is amortized to expense over the period of benefits. The financial statements of the constituent companies are combined as of the date of the acquisition and are not restated for prior periods.

                                BBVA BANCO BHIF

     In a business combination accounted for by the purchase method involving the acquisition of a banking institution, intangible assets acquired that can be separately identified are assigned a portion of the total cost of the acquired banking institution if the fair values of those assets can be reliably determined. The fair values of such assets that relate to depositor or borrower relationships are based on the estimated benefits attributable to the relationship that exist at the date of acquisition without regard to new depositors or borrowers that may replace them. Those identified intangible assets are amortized over the estimated lives of those existing relationships. If the fair value of liabilities assumed in the purchase exceeds the fair value of identifiable assets acquired and such assets do not include a significant amount of long-term interest-bearing assets, the unidentifiable intangible asset (goodwill) is amortized over a period not exceeding the estimated average remaining life of the existing customer (deposit) base acquired.

r)   Comprehensive income

     In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Bank is required to report and display comprehensive income and its components in a full set of general purpose financial statements. "Comprehensive income" is defined in this statement as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes net income and other comprehensive income (revenues, expenses, gains and losses) that under generally accepted accounting principles are excluded from net income.

                                BBVA BANCO BHIF

s)   Effects of conforming to US GAAP

     The following is a reconciliation of consolidated net income under Chilean GAAP and the corresponding amounts under US GAAP:

                                                        For the year ended December 31,
                                                         2000        2001        2002
                                                       --------    --------    --------
                                                         MCh$        MCh$        MCh$
Net income in accordance with Chilean GAAP .........     14,904      15,335      20,255
Loan origination fees and costs (par. 28.1. a) .....        177        (328)        518
Deferred income taxes (par. 28.1. b) ...............     (3,581)       (358)        (38)
Investments in other companies (par. 28.1. h) ......         62        (255)       (120)
Derivative financial instruments (par. 28.1. i) ....       (127)       (118)     (1,537)
Investment securities (par. 28.1. n) ...............     (1,918)        949      (2,139)
Impairment of loans (par. 28.1. o) .................        205           -           -
Fees on services (par. 28.1. p) ....................       (226)        383        (411)
Amortization of goodwill (par. 28.1. q) ............         14          12         389
                                                       --------    --------    --------

Net income in accordance with US GAAP ..............      9,510      15,620      16,917
Other comprehensive income (par. 28. 1. r)
  Net unrealized gains (par. 28. 2. c) .............          -          33       2,481
                                                       --------    --------    --------
Comprehensive income in accordance with
  US GAAP (par. 28. 1.r) ...........................      9,510      15,653      19,398
                                                       ========    ========    ========

     Accumulated other comprehensive income amounted to MCh$ -, MCh$ 33 and MCh$ 2,514 as of December 31, 2000, 2001 and 2002, respectively.

     The following is a reconciliation of consolidated shareholders' equity under Chilean GAAP and under US GAAP:

                                                                 Year ended
                                                                December 31,
                                                              2001        2002
                                                              ----        ----
                                                              MCh$        MCh$

Shareholders' equity in accordance with Chilean GAAP ...    250,120     257,022
Loan origination fees and costs (par. 28.1. a) .........      5,992       6,510
Deferred income taxes (par. 28.1. b) ...................         59        (451)
Accrual for mandatory dividends (par. 28.1. c) .........     (4,600)     (6,077)
Investments in other companies (par. 28.1. h) ..........        470         350
Forward exchange contracts (par. 28.1. i) ..............        728       1,008
Investment securities (par. 28.1. n) ...................        763           -
Fees on services (par. 28.1. p) ........................       (351)       (762)
Amortization of goodwill  (par. 28.1. q) ...............          5         394
Derivative financial instruments (par. 28. i) ..........       (832)     (2,649)
                                                           --------    --------
Shareholders' equity in accordance with US GAAP ........    252,354     255,345
                                                           ========    ========

                                BBVA BANCO BHIF

      The following summarizes the changes in shareholders' equity under US GAAP during the years ended December 31, 2000, 2001 and 2002:
                                                                      MCh$
                                                                      ----

Balance at January 1, 2000 ....................................     188,691
Reversal of accrual for minimum dividend-prior year ...........       2,886
      Dividend paid ...........................................      (9,519)
      Minimum dividend at year end required by law ............      (4,471)
      Capital increase, net ...................................      65,369
      Net loss for the year ...................................       9,510
                                                                   --------
Balance at December 31, 2000 ..................................     252,466
      Reversal of accrual for minimum dividend-prior year .....       4,471
      Dividend paid ...........................................     (15,636)
      Minimum dividend at year end required by law ............      (4,600)
      Other incomprehensive income for the year ...............          33
      Net income for the year .................................      15,620
                                                                   --------
Balance at December 31, 2001 ..................................     252,354
      Reversal of accrual for minimum dividend-prior year .....       4,600
      Dividend paid ...........................................     (14,930)
      Minimum dividend at year end required by law ............      (6,077)
      Other incomprehensive income for the year ...............       2,481
      Net income for the year .................................      16,917
                                                                   --------
Balance at December 31, 2002 ..................................     255,345
                                                                   ========

2.   Additional disclosure requirements

a)   Earnings per share

     The following disclosure of earnings per share information is not required for presentation in the financial statements under Chilean GAAP but is required under US GAAP.

                                                                                 Year ended December 31,
                                                                     --------------------------------------------
                                                                          2000            2001            2002
                                                                          ----            ----            ----
Basic earnings per share-US GAAP ..................................         26.33           43.24           46.83
Weighted average number of shares outstanding .....................   308,031,444     361,222,027     361,222,027

b)   Income taxes

The provision for income taxes charged to income is as follows:

                                                                                 Year ended December 31,
                                                                     --------------------------------------------
                                                                          2000            2001            2002
                                                                          ----            ----            ----
Current income tax provision for the year under Chilean GAAP ......        (1,015)         (6,135)         (6,261)
Effect of deferred income taxes under Chilean GAAP ................         2,999           5,254           3,743
US GAAP adjustment:
     Deferred tax effect of applying SFAS 109 .....................        (3,581)           (358)            (38)
                                                                     ------------    ------------    ------------
Income tax (expense) benefit for the year under US GAAP ...........        (1,597)         (1,239)         (2,556)
                                                                     ============    ============    ============

                                BBVA BANCO BHIF

Deferred tax assets (liabilities) under US GAAP are summarized as follows:

                                                           Year ended December 31,
                                                               2001       2002
                                                               ----       ----
                                                               MCh$       MCh$
Deferred tax assets
   Allowance for loan losses, lease contracts .............   18,570     22,921
     and charged-off of assets
   Allowance for losses from high-risk rated countries ....      233        234
   Tax loss carryforward ..................................        -         24
   Others .................................................    3,435      5,099
                                                             -------    -------
                                                              22,238     28,278
                                                             =======    =======

Deferred tax liabilities
   Depreciation ...........................................   (6,205)    (9,053)
   Loan origination fees and cost and deferred expenses ...   (2,031)    (1,969)
   Others .................................................     (233)      (180)
                                                             -------    -------
                                                              (8,469)   (11,202)
                                                             =======    =======
Net deferred tax assets ...................................   13,769     17,076
                                                             =======    =======

     The US GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to US GAAP pre-tax income as a result of the following differences:

                                                               Year ended December 31,
                                                             --------------------------
                                                              2000      2001      2002
                                                             ------    ------    ------
                                                              MCh$      MCh$      MCh$
At statutory Chilean income tax rate (15% in 2000 and 2001,
  16% in 2002) ............................................  (1,666)   (2,529)   (3,116)
Increase (decrease) in rates resulting from:
    Nondeductible expenses ................................    (318)     (357)     (508)
    Nontaxable income .....................................     666       346       382
    Amortization of goodwill ..............................       2         2        62
    Tax credits ...........................................    (307)      (48)      (58)
    Effect of change in enacted tax rates .................       -     1,156       806
    Other .................................................      26       191      (124)
                                                             ------    ------    ------
At effective tax rate .....................................  (1,597)   (1,239)   (2,556)
                                                             ======    ======    ======

                                BBVA BANCO BHIF

c)   Investment securities

     Shown below are the carrying amounts, gross unrealized gains and losses and approximate fair value of investment securities held to maturity under US GAAP (see paragraph 28.1.o):

                                                            Gross         Gross
                                           Amortized     unrealized    unrealized
                                             cost           gains        losses       Fair value
                                             ----           -----        ------       ----------
                                             MCh$           MCh$          MCh$           MCh$
Securities to be held to maturity

December 31, 2002
   Foreign investments .................    2,139             -          (2,139)             -

December 31, 2001
   Foreign investments .................    2,708             -          (1,211)         1,497

Gross realized gains (losses) on sales of securities available for sale were:

                                               Year ended December 31,
                                           -------------------------------
                                            2000        2001         2002
                                           ------      ------       ------
                                            MCh$        MCh$         MCh$

Gross realized gains (losses):
   Central Bank Securities ............         -          33        2,799
   Other Government Agencies ..........         -           -          166
   Domestic Financial Institutions ....         -          (3)         (28)
   Other ..............................         -           3           16
                                           ------      ------       ------
         Total ........................         -          33        2,953
                                           ======      ======       ======

The scheduled maturities of securities to be held to maturity at December 31, 2002 were as follows:

                                                         Securities to be
                                                         held to maturity
                                                                       Fair
                                                      Amortized     value cost
                                                      ---------     ----------
                                                         MCh$          MCh$

Due in one year or less .......................              -             -
Due from one year to five years ...............          2,139             -
                                                        ------        ------
       Total ..................................          2,139             -
                                                        ======        ======

                                BBVA BANCO BHIF

d)   Impaired loans

     A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. Impairment is primarily measured based on the fair value of the loan's collateral.

     At December 31, 2001 and 2002, the recorded investment in loans for which impairment has been recognized was as follows:

                                                              At December 31,
                                                             2001         2002
                                                             ----         ----
                                                             MCh$         MCh$

Impaired loans ......................................       78,734       73,273
Impaired loans with related allowances ..............       61,547       58,821
Allowance on impaired loans .........................       20,002       19,331
Impaired loans with no related allowance ............       17,188       14,452

Charge-offs and recoveries of loans previously charged-off

     As discussed in note 1 k) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

     - 24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
     -    36 months after a loan is past due for loans with collateral.

     Under U.S. GAAP loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

e)   Segment information

     Effective 1998, the Bank adopted SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". This standard establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision making group in deciding how to allocate resources and assess performance.

     The Bank has strategically aligned its operations into three business segments based on its market segmentation and the needs of its clients and trading partners. The three business segments are Retail banking (Residential mortgage lending and consumer lending); Corporate banking; and Business banking. The Bank manages these business segments using an internal profitability reporting system. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except as noted below. The information generated is not necessarily comparable with similar information from any other financial institution.

                                BBVA BANCO BHIF

     The Bank uses total operating income excluding provisions for loan losses (TOIBP) in measuring the financial performance of its operating segments. For this purpose, the internal profitability reporting system uses a transfer rate method that assumes perfect matching in maturities or repricing periods and currencies when the net interest revenue has to be allocated across segments. The difference between the actual total net interest revenue and that arising from the abovementioned method, called "gap difference", is allocated to the Corporate banking segment.

Descriptions of each business segment are as follows:

o Mortgage lending is the Bank's oldest and most developed retail business. In particular, residential mortgage lending business continues to play a significant role as part of the Bank's strategy of cross-sellings its products to the retail market.

o Consumer lending includes personal loans, automotive financing and credits cards.

o Corporate banking includes a full range of financial products and services to large size companies in Chile, including commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits.

o Business banking includes a full range of financial products and services to small and medium size companies.

     The following table presents summary information in millions of Chilean pesos related to the Bank's lines of business for the years ending December 31, 2000, 2001 and 2002.

                                                                         2000
                                        ----------------------------------------------------------------------
                                        Residential
                                         mortgage    Consumer    Business    Corporate  Reconciling
                                          lending     lending     banking     banking    items (2)     Total
                                          -------     -------     -------     -------    ---------     -----
Operating net interest income (1) ...       5,093       7,704      37,326      31,728       3,556      85,407
Income from services, net ...........         407       4,335       2,245       1,274       3,534      11,795
TOIBP ...............................       5,500      12,039      39,571      33,002       7,090      97,202
Interest earnings assets (3) ........     376,879     172,191     409,508     656,242           -   1,614,820

                                                                         2001
                                        ----------------------------------------------------------------------
                                        Residential
                                         mortgage    Consumer    Business    Corporate  Reconciling
                                          lending     lending     banking     banking    items (2)     Total
                                          -------     -------     -------     -------    ---------     -----
Operating net interest income (1) ...       8,363      29,500      37,059      18,899       3,913      97,734
Income from services, net ...........           -      10,003       1,052       1,951       4,222      17,228
TOIBP ...............................       8,363      39,503      38,111      20,850       8,135     114,962
Interest earnings assets (3) ........     389,271     198,640     459,263     731,577           -   1,778,751

                                                                         2002
                                        ----------------------------------------------------------------------
                                        Residential
                                         mortgage    Consumer    Business    Corporate  Reconciling
                                          lending     lending     banking     banking    items (2)     Total
                                          -------     -------     -------     -------    ---------     -----
Operating net interest income (1) ...       6,278      32,210      25,814      30,992       5,525     100,819
Income from services, net ...........       2,054       7,553         774       6,269       5,112      21,762
TOIBP ...............................       8,332      39,763      26,588      37,261      10,637     122,581
Interest earnings assets (3) ........     454,661     228,496     550,499     741,577           -   1,975,233

                                BBVA BANCO BHIF

(1) Operating net interest income includes: Net interest revenue and Other operating income, net, because, with respect to the latter, the bank considers gains and losses from financial instruments and from foreign exchange transactions to be an integral part of the generation of interest income and the incurrence of interest expense.

(2) Reconciling items mainly include the amounts related to the earnings of the subsidiaries mentioned in Note 1.a).

(3) For purposes of this table, interest earnings assets include only the Bank's average balances of loans.

(4)  Reconciliations

     Set forth below are reconciliations of segment information to the consolidated financial statements:

                                              2000       2001       2002
                                              ----       ----       ----
                                              MCh$       MCh$       MCh$
Net interest revenue ...................     80,079     93,342    109,014
Total other operating income, net ......      5,328      4,392     (8,195)
                                           --------   --------   --------
Operating net interest income, total ...     85,407     97,734    100,819
                                           ========   ========   ========

     There are no significant intersegment results, except for the gap difference mentioned above for 2000, 2001 and 2002.

     As the Bank's business activity is exclusively carried out in Chile, no information by geographic area is provided.

a)   Recent accounting pronouncements

     In September 2002, the Chilean Superintendency of Banks issued Circular No. 3,189, which changed the method for calculating and accounting for the allowances related to credit risk. Under the new standard, Chilean banks are permitted to use the evaluation methods and models that each bank consider appropriate based on its specific kind of loan portfolio or transactions, following the general guidelines instructed by the Superintendency. Such models and further modifications have to be approved by the board of directors. The Bank is required to adopt the provisions as of January 1, 2004.

                                BBVA BANCO BHIF

     In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Bank is evaluating the effects of this Statement on its financial position and results of operations, management does not consider that the adoption of this Statement will have a material impact on the results of its operations.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Bank is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect that the adoption will have a material impact on the Bank's results of operations or financial position.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The Bank is evaluating the impact of the new interpretation, however, the adoption of FIN 45 is not expected to material impact on Bank's results of operations or financial position.

     In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Bank is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

                                BBVA BANCO BHIF

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for our third quarter of fiscal 2003. The Bank is currently evaluating the impact of the new interpretation; however, that the adoption of FIN 45 is not expected to have a material impact on the Bank's results of operations or financial position.

     In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123" ("FAS 148"). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" ("FAS 123") to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Bank believes that this statement will not be applicable to them, when adopted.

     In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46") requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Bank is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.