Form 20-F
period 2003-12-31
BANCO BILBAO VIZCAYA ARGENTARIA CHILE
filed 2004-06-30
CIK 1015666

As filed with the Securities and Exchange Commission on June 30, 2004
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 20-F
(Mark One)                      ------------------
  [ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
  [x]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003
                                       OR
  [ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                         Commission file number 1-14402
                   BANCO BILBAO VIZCAYA ARGENTARIA, CHILE S.A.
                           (formerly BBVA Banco BHIF)
             (Exact name of Registrant as specified in its charter)
                      BILBAO VIZCAYA ARGENTARIA, CHILE BANK
                 (Translation of Registrant's name into English)
                                      Chile
                         (jurisdiction of incorporation)
                       Pedro de Valdivia 100, Providencia
                                 Santiago, Chile
                            Telephone: (562) 679-1000
                (address and telephone of Registrant's principal
                               executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                                                Name of each
                                                                                              exchange on which
Title of each class                                                                               registered
-------------------                                                                        -----------------------
American Depositary Shares, each representing the right to receive 10 Shares               New York Stock Exchange
   of Common Stock of Banco Bilbao Vizcaya Argentaria, Chile S.A. without par value
Shares of Common Stock of Banco Bilbao Vizcaya Argentaria, Chile S.A. without              New York Stock Exchange*
   par value

------------------
* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                                (Title of Class)
The number of outstanding shares of each class of common stock of Banco Bilbao Vizcaya Argentaria, Chile S.A. at December 31, 2003 was:
              361,222,027 Shares of Common Stock, without par value

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

      Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [ ] Item 18 [x]

===============================================================================

                                TABLE OF CONTENTS


                                                                            Page
PART I
     Item 1.   Identity of Directors, Senior Management and Advisers...........4
     Item 2.   Offer Statistics and Expected Timetable.........................4
     Item 3.   Key Information.................................................4
     Item 4.   Information on the Company.....................................16
     Item 5.   Operating and Financial Review and Prospects...................64
     Item 6.   Directors, Senior Management and Employees.....................93
     Item 7.   Major Shareholders and Related Party Transactions.............100
     Item 8.   Financial Information.........................................103
     Item 9.   The Offer and Listing.........................................105
     Item 10.  Additional Information........................................108
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk....121
     Item 12.  Description of Securities Other than Equity Securities........123
PART II
     Item 13.  Defaults, Dividend Arrearages and Delinquencies...............123
     Item 14.  Material Modifications to the Rights of Security Holders and
               Use of Proceeds...............................................123
     Item 15.  Controls and Procedures.......................................123
     Item 16A. Audit Committee Financial Expert..............................123
     Item 16B. Code of Ethics................................................123
     Item 17.  Financial Statements..........................................125
     Item 18.  Financial Statements..........................................125
     Item 19.  Financial Statements and Exhibits.............................125

                      PRESENTATION OF FINANCIAL INFORMATION

     As a Chilean bank, Banco Bilbao Vizcaya Argentaria, Chile S.A. ("BBVA Chile", and together with its consolidated subsidiaries, the "Bank" or "us" or "we" or "ours" as the case may be) maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in conformity with accounting principles generally accepted in Chile ("Chilean GAAP") and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the "Superintendency of Banks") relating thereto, which together differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). References to "Chilean GAAP" in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 1) to our audited consolidated financial statements contained elsewhere in this Annual Report (together with the notes thereto, the "Consolidated Financial Statements") for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income and shareholders' equity.

     Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos of December 31, 2003. See Note1.c) to the Consolidated Financial Statements.

     For the convenience of the reader, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile (the Central Bank of Chile, which we refer to as the "Central Bank") for December 31, 2003, which was Ch$599.42 = U.S.$1.00. The observed exchange rate, known as the dolar observado (the "Observed Exchange Rate"), is, for any date, the average exchange rate at which transactions are actually carried out in the Mercado Cambiario Formal (the "Formal Exchange Market") on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. The Observed Exchange Rate on May 30, 2003 was Ch$632.32 = U.S.$1.00. See Item 3. Key Information--Exchange Rates for information regarding historical exchange rates in Chile.

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

                           FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report on Form 20-F and include statements regarding our intent, belief or current expectations, our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and
(iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as "anticipate", "believe", "expect", "intend", "risk", "could", "may", "will", "seeks", and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Annual Report on Form 20-F, including, without limitation, "Business Overview", "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosures About Market Risk".

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


Item 2.       Offer Statistics and Expected Timetable

              Not applicable.


Item 3.       Key Information

     A.       Selected Financial Data.

     The following table presents selected consolidated and other financial and operating information for us and certain statistical information for Chile as of the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and the sections entitled "Operating and Financial Review and Prospects" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected consolidated financial information as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 has been derived from the Consolidated Financial Statements included elsewhere in this Annual Report. The selected financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 has been derived from the Consolidated Financial Statements that are not included in this Annual Report.

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

     The financial data in the following tables as of and for all full-year periods through December 31, 2003 is restated in constant Chilean pesos of December 31, 2003. See Note 1.c) to the Consolidated Financial Statements.

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


                                                             As of or for the year ended December 31,
                                                             ----------------------------------------
                                            1999        2000               2001           2002           2003            2003
                                          -------      -------          -------        -------        -------         -------
                                               (in millions of constant Ch$ of December 31, 2003)(1)             (in thousands
                                                                                                                   of US$(2))
CONSOLIDATED INCOME STATEMENT
   DATA
Chilean GAAP:
Interest revenue........................  194,169       228,250         220,376        218,629        118,806         198,202
Interest expense........................ (113,894)     (147,370)       (126,101)      (108,524)       (80,118)       (133,659)
Net interest revenue....................   80,275        80,880          94,275        110,105         38,688          64,543
Provision for loan losses...............  (35,572)      (24,704)        (31,872)       (31,629)       (35,303)        (58,895)
Net interest revenue after
   provision for loan losses............   44,703        56,176          62,403         78,476          3,385           5,648
Income from services, net...............   11,395        11,913          17,400         21,980         29,304          48,887
Other operating income, net:
   Gains (losses) on financial
     instruments, net...................    3,126         3,991           8,640          6,202          2,756           4,598
   Foreign exchange
     transactions, net..................    2,472         1,390          (4,204)       (14,479)        64,293         107,259
   Recovery of loans previously
     charged off........................    5,044         7,751           7,575          9,793          9,998          16,679
   Other income and expenses, net.......   (1,605)          (15)          1,104          1,180          1,517           2,531
Operating expenses......................  (58,139)      (62,695)        (72,007)       (75,910)       (77,795)       (129,784)
Loss from price-level restatement.......   (2,684)       (5,442)         (4,509)        (4,206)        (1,760)         (2,936)
Minority interest in
   consolidated subsidiaries............      (51)          (20)            (24)           (34)           (23)            (38)
Income before income taxes..............    4,261        13,049          16,378         23,002         31,675          52,844
Income taxes............................    5,455         2,004            (890)        (2,544)        (4,567)         (7,619)
Net income .............................    9,716        15,053          15,488         20,458         27,108          45,225
Net income per share (3)................    33.50         48.87           42.90          56.67          75.09          0.1253
Net income per ADS (3) (4)..............   335.00        488.70          429.00         566.70         750.90          1.2527
Dividends per share.....................     1.15         31.22           43.75          41.77          55.64          0.0928
Dividends per ADS (4)...................    11.52        312.16          437.49         417.70         556.43          0.9282
Weighted average shares
   outstanding (in millions)............      290           308             361            361            361             361

  US GAAP:
Interest revenue........................  193,130       227,466         219,559        217,855        169,718         283,137
Interest expense........................ (117,793)     (154,798)       (129,596)      (114,782)       (83,717)       (139,663)
Net interest revenue....................   75,337        72,668          89,963        103,073         86,001         143,474
Provision for loan losses...............  (31,034)      (16,849)        (24,377)       (21,853)       (25,323)        (42,246)
Net income (loss) (6)...................     (631)        9,606          15,776         17,087         31,651          52,803
Net income (loss) per share (3).........    (2.18)        31.19           43.70          47.33          87.68          0.1463
Net income (loss) per ADS (3)...........   (21.77)       311.89          437.01         473.32         876.76          1.4627


                                                             As of or for the year ended December 31,
                                                             ----------------------------------------
                                         1999           2000            2001           2002           2003            2003
                                         ----           ----            ----           ----           ----            ----
                                               (in millions of constant Ch$ of December 31, 2003)(1)             (in thousands
                                                                                                                   of US$(2))
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks.................  153,401        166,144         207,161        314,133        265,827         443,474
Investments.............................  323,074        500,013         394,169        652,339        582,590         971,923
Loans, net of allowance for
   loan losses..........................1,456,984      1,682,873       1,815,874      2,074,054      2,366,844       3,948,556
Other assets............................   95,685        189,832         152,096        187,641        192,726         321,522
Total assets............................2,029,144      2,538,862       2,569,300      3,228,167      3,407,987       5,685,475
Deposits................................1,150,402      1,243,377       1,439,585      1,931,610      2,172,508       3,624,351
Borrowings..............................  614,382        854,598         740,286        877,382        806,485       1,345,443
Other liabilities.......................   82,798        187,932         136,719        159,467        164,278         274,062

Minority interest in
   consolidated subsidiaries............      128             65              89            115            138             230
Shareholders' equity(5)................. 171,716        237,840         237,133        239,135        237,470         396,166

US GAAP:
Total assets............................1,948,250      2,459,669       2,435,531      3,145,280      3,341,587       5,574,701
Long-term borrowings....................  440,767        419,393         405,984        457,188        444,381         741,352
Shareholders' equity(6).................  190,578        254,991         248,233        257,898        265,779         443,394

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance:
Net interest margin(7)..................     4.64%         4.30%           4.22%          4.46%          1.32%
Return on average total
   assets(8)............................     0.49%         0.68%           0.59%          0.71%          0.81%
Return on average shareholders'
   equity(9)............................     5.58%         7.63%           6.28%          8.21%         10.47%
Capital:
Average shareholders' equity as
   a percentage of average
   total assets.........................     8.70%         8.95%           9.34%          8.67%          7.76%
Bank regulatory capital as a
   percentage of minimum
   regulatory capital required
   (10).................................   167.09        192.20          177.16         145.30         141.18
Basic capital to total assets...........     8.70          9.64            9.44           7.38           6.90
Total capital to risk adjusted
   assets...............................    13.40         15.40           14.17          12.31          11.30
Credit Quality:
Past due amounts/total loans(11)........     1.72%         1.78%           2.10%          1.97%          1.90%
Category B-, C and D
   loans/total loans(12)................     5.01          5.11            4.86           4.24           3.23
Non-performing loans/total
   loans(13)............................     3.73          3.25            3.41           2.97           2.85
Allowance for loan losses/total
   loans................................     2.62          2.25            2.35           2.15           1.85
Allowance for loan losses/past
   due amounts(11)......................   152.09        126.00          111.93         108.99          97.30


                                                             As of or for the year ended December 31,
                                                             ----------------------------------------
                                            1999          2000            2001          2002           2003           2003
                                           ------        ------          ------       --------       --------        ------
                                               (in millions of constant Ch$ of December 31, 2003)(1)             (in thousands
                                                                                                                   of US$(2))
Allowance for loan losses/
   category B-, C and D
   loans(12)............................    52.17         43.92           48.37          50.65          57.24
Allowance for loan
   losses/non-performing
   loans(13)............................    70.11         69.01           68.82          72.36          64.84
Past due amounts/shareholders'
   equity(5)............................    14.98         12.90           16.46          17.46          19.32
Productivity:
Loans per employee (net of
   allowances)(Ch$).....................   836.38        927.71          969.50       1,175.10       1,336.44
Operating Ratios:
Operating expenses/operating
   revenue, net(14).....................    59.77         63.86           62.02          61.31          57.61
Operating expenses/average
   total assets(15).....................     2.91          2.84            2.73           2.64           2.33

OTHER DATA
Inflation Rate(16)......................      2.3           4.5             2.6            2.8%           1.0%
Revaluation (devaluation) rate
   (Ch$/US$)............................    (11.4)         (8.5)          (14.6)          (8.6)          15.9
Employees...............................    1,742         1,814            1,873         1,765          1,771

----------------------
(1) Except per share and per American Depositary Share ("ADS"), percentages, ratios, number of shares and number of employees.

(2) Except per share and per ADS data, percentages and ratios. Amounts stated in U.S. dollars as of or for the year ended December 31, 2003 have been translated from Chilean pesos at the Observed Exchange Rate of Ch$599.42 = US$1 for December 31, 2003.

(3) Net income per share and per ADS data under both Chilean and US GAAP have been calculated on the basis of the weighted-average number of shares outstanding during the period. Shares which are not fully paid for are not entitled to receive dividends and have not been considered. As of December 31, 2003, all shares were entitled to receive dividends.

(4) Calculated on the basis of 10 common shares per ADS. Dividends per ADS do not reflect any deductions of Chilean withholding taxes or for the charges described in "Description of American Depositary
         Receipts--Charges of Depositary" and "Taxation".

(5) Shareholders' equity at December 31, 1999, 2000, 2001, 2002 and 2003 excludes net income for the year then ended, as applicable. The amounts so excluded are Ch$9,716 million, Ch$15,053 million, Ch$15,488 million, Ch$20,458 million and Ch$27,108 million, for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

(6) Including the mandatory dividend described in Note 28.1.c) to the consolidated financial statements.

(7)      Net interest revenue divided by average interest earning assets.

(8) Net income divided by average total assets in 1999, 2000, 2001, 2002 and 2003. Average total assets were calculated on the basis of daily balances of BBVA Chile and on the basis of monthly balances for its subsidiaries.

(9) Net income divided by average shareholders' equity in 1999, 2000, 2001, 2002 and 2003. Average shareholders' equity used in the calculation includes our net income for the applicable period.

(10) According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loan losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loans losses.

(11) Past due loans include, with respect to any loan, the portion of principal or interest that is 90 days or more overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced.

(12) All loans in categories B-, C and D are substandard loans. See "Selected Statistical Information--Classification of Loan Portfolio".

(13) Non-performing loans includes loans which do not accrue interest and restructured loans. See "Selected Statistical
         Information--Classification of Loan Portfolio Based on the Borrower's Payment Performance".

(14) Operating expenses divided by net operating revenue. Net operating revenue consists of net interest revenue, income from services (net), other operating income (net) and other income and expenses.

(15) Average total assets were calculated as an average of the daily average asset balances for each period.

(16) As measured by the percentage change in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics) of the previous month. Such inflation differs from the inflation rate used for purposes of price-level restatements of our financial statements, which has a one-month lag. See Note 1.c) to the Consolidated Financial Statements.

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

     This Annual Report on Form 20-F contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts: (i) actually represent such U.S. dollar amounts, (ii) were converted from U.S. dollars at the rate indicated in preparing the Consolidated Financial Statements, (iii) could be converted into U.S. dollars at the rate indicated or (iv) were converted at all. Unless otherwise indicated, such U.S. dollar amounts, in the case of information concerning BBVA Chile as of and for the years ended December 31, 2000, 2001 and 2002, have been translated from Chilean pesos based on the Observed Exchange Rate (as defined herein) reported by the Banco Central de Chile (the "Central Bank") on December 31, 2003, which was Ch$599.42 per US$1. The rate reported by the Central Bank on December 31, 2003 is based upon the actual exchange rate of December 30, 2003 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the period ended December 31, 2003. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

     For purposes of the operation of the Formal Exchange Market, and until September 1999, authorized transactions by banks were generally transacted within a certain band above or below that of a reference exchange rate. The reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate") was reset monthly by the Central Bank, taking internal and external inflation into account, and was adjusted daily to reflect variations in parities among the U.S. dollar, the Japanese yen and the Euro in the international markets. The Reference Exchange Rate is the rate at which the Central Bank carried out its foreign exchange operations. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market.

     On September 2, 1999, the Central Bank resolved to eliminate the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. At the same time, the Central Bank announced that an intervention in the exchange market by buying or selling foreign exchange on the Formal Exchange Market would take place only in special and qualified cases.

     Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market, through the Mercado Cambiario Informal (the "Informal Exchange Market"), which is a recognized currency market in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency by entities not authorized to operate in the Formal Exchange Market, such as stock brokers, travel agencies and others. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. We estimate that since 1991, the year-end rate of exchange for Chilean pesos into dollars on the Informal Exchange Market has fluctuated between approximately 1.0% below and 5.0% above the Observed Exchange Rate. As of December 31, 1999, the rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market was 1.1% above the Observed Exchange Rate; 0.21% above the Observed Exchange Rate as of December 31, 2000; 0.7% above the Observed Exchange Rate as of December 31, 2001, and 1.1% above the Observed Exchange Rate as of December 31, 2002. As of December 31, 2003, the Informal Exchange Market was 1.1% above the Observed Exchange Rate.

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

                                ------------------------------------------------
                                 Observed Exchange Rates of Ch$ per US$1.00
                                ------------------------------------------------
                                 Low(1)      High(1)     Average        Year-End
                                -------      -------     ---------      --------
Year
1999..........................   468.69       550.93      508.78(2)       527.70
2000..........................   501.04       580.37      538.87(2)       572.68
2001..........................   557.13       716.62      633.69(2)       656.20
2002..........................   641.75       756.56      689.24(2)       712.38
2003 .........................   593.10       758.21      691.54(2)       599.42

Months
   December 2003..............   593.10       621.27      602.90(3)
   January 2004...............   559.21       596.78      573.64(3)
   February 2004..............   571.35       598.60      584.31(3)
   March 2004.................   588.04       623.21      603.91(3)
   April 2004.................   596.61       624.84      608.19(3)
   May 2004...................   622.25       644.42      635.76(3)
----------------------
Source: Central Bank

(1)  Exchange rates are for the actual low and high days for each period.

(2)  The average of monthly average rates during the period.

(3)  The average of daily average rates during the period.
     The Observed Exchange Rate reported by the Central Bank on December 30, 2003 was Ch$599.42 =US$1.

     B.       Capitalization and Indebtedness

     Not applicable.

     C.       Reasons for the Offer and Use of Proceeds

     Not applicable.

     D.       Risk Factors.

     You should consider the following risks with respect to an investment in our company and investments in Chilean corporations that are not normally associated with investments in securities of issuers in the United States and other jurisdictions.

     Our growth, asset quality and profitability may be affected by volatile macroeconomic conditions in Chile

     All of our operations are conducted and substantially all of our customers are located in Chile. Accordingly, our ability to recover on our loans and our financial condition and results of operations are substantially dependent on economic conditions prevailing from time to time in Chile, particularly in those segments of the retail and corporate markets in which our business is primarily focused. During the first three months of 2004, the Chilean economy is estimated to have grown 4.5% as compared to the first quarter of year 2003. The Chilean economy has experienced growth as evidenced by annual increase in Chile's gross domestic product ("GDP") of 3.2%, -0.8%, 4.5%, 3.4%, 2.2% and 3.3%, respectively, for the years 1998 through 2003, and an average annual increase of 4.8% over the ten year period 1994-2003, and is now entering a solid recovery that should bring growth rates to the 5.0-5.5% range in 2004 and 2005. Nevertheless, there can be no assurance that such annual growth will continue in the future. Future developments in the Chilean economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has been exercising substantial influence over many aspects of the private sector, or other political or economic developments in or affecting Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See "Chilean Regulation and Supervision".

     In addition, our financial condition and results of operations could be affected by changes in the level of economic activity in other Latin American countries as well as countries outside Latin America, as a significant portion of our loans are to finance Chilean foreign trade. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the economic environment in other countries, including Chile. For example, political and economic developments in December 1994 and early 1995 in Mexico, the economic crisis in several Asian nations in the second half of 1997 and the Brazilian Real devaluation on January 12, 1999, have had a negative impact on the financial and securities markets in many emerging market countries, including Chile. Even though the Mexican crisis had a negligible impact on Chile, that was not the case in 1998-1999, when several Asian nations faced a severe financial crisis, that quickly spread to all emerging markets.

     The economic crisis in several Asian nations in the second half of 1997 had a significant negative impact on the Chilean economy, on two levels. First, it affected negatively our terms of exchange, driving the price of our exports (and particularly the price of copper) to their lowest level in many years; second, it invited speculative activity towards the Chilean peso, thus causing a marked increase in local interest rates and, consequently, causing a decrease in the GDP growth from levels around 7%, sustained over most of the 90's, to a negative growth of around 1% in 1999. The recovery of the economy has been slow, and has been affected by the Brazilian Real devaluation on 1999 and by the recent Argentine crisis. The most visible effect of the latter crisis has been a sustained devaluation of the local currency since 2001 and until 2003, a process that reversed itself recently when terms of trade improved dramatically. Inflation has remained low, with small variations due to the fluctuation of the international prices of commodities relevant for Chile, such as copper and oil.

     After prolonged periods of recession, followed by political instability, Argentina announced in 2001 that it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed US dollar/Argentinean peso exchange rate and created a floating exchange rate regime in January 2002. Argentina is a trading partner of Chile, and the continuation of the Argentine crisis could affect the revenues and profitability of companies with ties to Argentina. Its honoring of an agreement to provide natural gas for Chilean electricity generating facilities is lately under doubt, and it could adversely affect Chile's internal price of energy and slightly dampen the recovery of the economic activity which is presently under way.

     Although Chile has a history of moderate inflation, there is a risk that we could experience inflationary pressures which would have an adverse impact on our business.

     The annual rate of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) in 1998, 1999, 2000, 2001, 2002 and 2003 was 4.7%, 2.3%, 4.5%, 2.6%, 2.8% and 1.1%, respectively.
Within this context, the Central Bank changed its reference interest rate from a real interest rate definition to a nominal definition. Thus, on July 26, 2001, this rate was changed from a 3.5% real interest rate to a 6.5% nominal interest rate, assuming a 3% inflation for the year. From then on, the reference rate has been expressed in nominal terms and has fallen steadily, reaching its current level of 1.75% in January this year. This has been possible thanks to steady progress in the reduction of inflation, and a slow economic recovery. The current monetary stance has been termed "expansionary" by the Central Bank and it is due to change any time now.

     Inflation for the twelve months ended March 31, 2004 was (0.8)%. Although Chilean inflation has proved moderate in recent years, in the past Chile has experienced high levels of inflation. A return to high levels of inflation in Chile could adversely affect the Chilean economy and have an adverse impact on our business and results of operations. There can be no assurance that Chilean inflation will not change significantly from the current level. See "Operating and Financial Review and Prospects--Inflation".

     Although we currently benefit from inflation in Chile due to the structure of our assets and liabilities (i.e., a significant portion of our deposits are not indexed to the inflation rate and do not accrue interest (such as checking accounts, the majority of which do not earn interest), and a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our operating results in the future will not be adversely affected by changing levels of inflation or by changes in the Chilean regulations such as the one allowing payment of interest on deposit accounts, which became effective on June 1, 2002.

     Because economic stability in Chile has depended, to some extent, on the stability of the exchange rate, a political decision to modify the current status of the regulation could have an adverse effect on the economy and our profitability.

     The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the five-year period ended December 31, 2003, the value of the Chilean peso relative to the U.S. dollar decreased approximately 21% in nominal terms and approximately 10% in real terms, based on the Observed Exchange Rates for U.S. dollars on December 31, 1998 and December 31, 2003. See "Exchange Rates". Our results of operations have not been significantly affected by fluctuations in the exchange rates between the Chilean peso and the dollar because of our policy and Chilean regulations relating to the control of material exchange transactions. At March 31, 2004, we had a net foreign currency exposure of Ch$7,890 million (US$13.1 million), equal to 3.3% of our capital and reserves (below the 20% permitted under regulations of the Superintendency of Banks) See "Operating and Financial Review and Prospects--Exchange Rate Risk". No assurance can be given that our policy or the regulations will continue. In the absence of this policy and regulations, and in the event of a devaluation of the Chilean peso, the financial condition and results of operations of Chilean companies, including us, and the ability of the Chilean companies to meet their obligations in foreign currencies, could be adversely affected. The Chilean government's economic policies and future fluctuations in the value of the Chilean peso against the U.S. dollar could adversely affect our operating results.

     Our customer base is particularly sensitive to adverse developments in the Chilean economy, which renders our lending activities relatively riskier than lending to higher-income customers.

     We have developed our lending business with particular emphasis on the Personal Banking and Corporate Banking divisions, although restricted by conservative risk policies. At December 31, 2003, those divisions accounted for 80.9% of our loan portfolio (including contingent and past due loans). Adverse changes affecting any of the above mentioned sectors is likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

     A significant part of our customers consists of:

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

     The Chilean market for financial services is highly competitive. We compete with other Chilean private banks, and with BancoEstado that make consumer credit available to an important portion of the Chilean population. The upper and upper-middle income segments of the Chilean population and the corporate and large companies have become the target of several banks and competition in those segments is likely to increase. Accordingly, net interest margins are likely to be subject to greater pressure. Although we believe that demand for financial products and services from all income segments of the population and for companies of all sizes will continue to grow during the remainder of the decade, no assurance can be given that net interest margins will continue at present levels.

     Because Chilean regulations do not impose barriers to entry into the Chilean market and do not restrict capital movements, we face significant competition from both domestic and foreign commercial and investment banks. The regulatory framework in the Chilean financial system has led to increased consolidation both in the universal bank sector and in the sectors of financial institutions specializing in specific products or markets. Concentration, as measured by the participation of the 10 major banks in total deposits, increased from 84.3% at December 31, 1999 to 89.7% at December 31, 2003. We expect the trends of increased competition and consolidation to continue, and result in the formation of new large financial groups. In 2002, Banco Edwards was merged into Banco de Chile, allowing the latter to reach a pro forma 18.6% loan market share (currently 18.1%), and Banco Santiago merged with Banco Santander, a merger that created the largest bank in Chile (24.4% loan market share, pro forma; currently 22.6%). A few smaller banks have entered the market in the past year, all of them catering to niches such as consumer loans, mortgage loans and small business firms. Banco Santander-Santiago divested a small consumer loans division and sold it to one of those new banks, Banco Paris, which is expected to open in the second half of 2004.

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

     During the period from 1998 through 2003, the volume of our loans has grown at an average annual rate of 10.9%, from Ch$1,336,571 million at December 31, 1998 to Ch$2,407,741 million at December 31, 2003. Our portfolio grew approximately 3.3% to Ch$2,471,879 million at March 31, 2004 from Ch$2,393,628 million at December 31, 2003 (in Ch$ of March 31, 2004). The growth in our loan portfolio during these periods can be attributed generally to the continued growth of the Chilean economy, an increased level of savings and investment, and to our increased efforts in commercial activity and creativity, which enabled us to gain market share. During 2003, the volume of our loans grew by 13.6% principally as a result of the implementation of a new strategic plan called "New Stage" which has focused on developing our core lines of business and thus position ourselves as one of the fastest growing banks in the Chilean Banking System. In accordance with this plan, we have continued launching innovative and convenient new products, especially in the housing mortgage segment, and we have reached a leadership position in the Corporate segment. No assurance can be given that the trends described will continue in the future. A reversal in the rate of growth of the Chilean economy could adversely affect the rate of growth of our portfolio and its risk index and, accordingly, increase the amount of allowance for loan losses it is required to maintain. Also, the further expansion in our loan portfolio may expose us to a higher level of loan losses and require us to establish higher levels of allowance for such losses. See "Loans" and "Risk Index".

   Our loan portfolio is concentrated in certain sectors

     We have developed our lending business with particular emphasis in the residential mortgage, foreign trade and business segments. At March 31, 2004, those segments accounted for 81.1% of our loan portfolio (excluding contingent and past due loans). See "Selected Statistical Information--Analysis of our Loan Classifications". The quality of our loan portfolio is dependent on domestic economic conditions affecting medium and small-size companies and the middle and lower-middle income segments of the population, as well as on international economic conditions affecting Chile's foreign trade. Adverse changes affecting any of the above mentioned sectors is likely to have an adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

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

     Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently from the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Income from treasury operations is particularly vulnerable to interest rate volatility. Rising interest rates may also bring an increasing non-performing loan portfolio.

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

     At December 31, 2003, 83.2% of our time deposits were in amounts greater than Ch$60 million (US$100,000). Time deposits have represented 73.2%, 73.5% and 74.7% of total funding from clients at the end of 2001, 2002 and 2003, respectively. Large-denomination time deposits may, under some circumstances, be a less stable source of deposits. However, our management believes that, by having 69.3% of our time deposits coming from individuals, and by having 8,329 clients with large-denomination deposits, we enjoy greater bargaining power vis-a-vis this type of customer, which would allow us to adjust our lending rates to a sudden increase in our funding costs. Therefore, we believe we are well positioned to deal with the risks associated with these time deposits.

     A disposition of our shares by our principal shareholders could adversely affect the trading price of our shares and ADSs.

     We are controlled by BBVA and as of December 31, 2003, BBVA controlled 66.03% of the outstanding shares. See "Major Shareholders and Related Party Transactions--Principal Shareholders". A disposition by BBVA or the other significant shareholders, or by entities controlled by any of them, of a significant portion of the shares of our common stock (the "Common Shares"), or the perception that such a disposition may occur, could adversely affect the trading price of the Shares on the Chilean Stock Exchanges (and, consequently, the trading prices of the ADSs) and could affect our control. See "Major Shareholders".

     The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of BBVA Chile ADSs and the Common Shares.

     The Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, the Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in Latin America. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell Shares withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

     Chilean controls on foreign investment and repatriation of investments and Chilean Withholding Tax requirements are relatively onerous.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings therefrom. Holders of the ADSs and the Bank of New York (the "Depositary") have the benefit of a contract, the "Foreign Investment Contract" among the Depositary, us and the Central Bank. See "The Central Bank". The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile's Mercado Cambiario Formal, the "Formal Exchange Market", permits the Depositary to remit dividends it receives from BBVA Chile to the holders of ADSs and permits the holders of ADRs to repatriate the proceeds of the sale of the Shares withdrawn from the ADS facility thereby enabling them to acquire on more favorable terms the foreign exchange necessary to repatriate investments in the Shares and earnings therefrom. See "Chilean Tax Considerations". Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that a contract such as the Foreign Investment Contract may not be abrogated by future legislative changes. Owners of the ADSs will be entitled to receive dividends on our underlying shares to the same extent as the holders of Common Shares. Dividends received by holders of ADSs will be paid in U.S. dollars net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under "Taxation"). See "Taxation--Chilean Tax Considerations".

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

     Pursuant to an amendment to the Chilean General Banking Law enacted on November 4, 1997, all Chilean banks may engage in additional businesses depending on the strength of the bank and the approval by the Superintendency of Banks of a feasibility study. Such businesses include offering commercial banking services outside of Chile and providing factoring, underwriting, transportation of securities, financial services, leasing, direct financial advising services and securitization products. See "Chilean Regulation and Supervision--Other Businesses". The Chilean General Banking Law also applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices (the "Basle Committee") to the Chilean banking system and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our business, financial condition and results of operations.

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

Item 4.       Information on the Company

     A.       History and development of the Bank.

   Banco Bilbao Vizcaya Argentaria

     Banco Bilbao Vizcaya Argentaria S.A. ("BBVA") financial group resulted from the merger between Banco Bilbao Vizcaya S.A. ("BBV") and Argentaria S.A., formerly a Spanish retail banking, asset management and insurance provider, that took place in December, 1999. The merger was a strategic response to the economic environment, where size is a fundamental competitive factor for achieving sustainable gains. BBVA has over 27 million clients and a presence in 37 countries with 6,924 offices and approximately 86,197 employees throughout the world.

     BBVA is a global banking organization with a presence in the following businesses: retail banking, wholesale banking, European banking, Latin American banking, asset management and private banking, investment banking, industrial group, insurance, and e-business, among others.

     Our integration into the BBVA Group has provided us with tangible benefits including the following: (i) sharing of technology; (ii) expanding range of banking products and services that can better serve the Chilean market; (iii) leveraging BBVA's global client relationships to serve those clients operating in Chile; and (iv) broad financial support from a powerful shareholder whose investment in us is both long-term and strategic.

   The Acquisition

     On September 24, 1998, BBVA (then BBV), obtained a 55% controlling stake in us through: (i) the acquisition of 40,637,415 of our shares for an aggregate price of Ch$20,821,157,368 (historical pesos) and (ii) the subscription of 158,034,393 of our newly-issued shares that were issued in accordance with the shareholders' resolution passed at the Extraordinary Shareholders' Meeting held on August 21, 1998. BBVA undertook these transactions in accordance with a subscription and share purchase agreement, which had been entered into by BBVA and the former principal shareholders on June 18, 1998. In addition, pursuant to such agreement, BBVA and the former principal shareholders entered into a separate agreement, which governs our future administration. The former principal shareholders also entered into an agreement among themselves with respect to our future administration. See "Major Shareholders -- Principal Shareholders". On March 25, 1999, our shareholders voted to change our name from Banco BHIF to BBV Banco BHIF.

     As a result of the merger between BBV and Argentaria that took place in December 31, 1999, on May 17, 2000 our shareholders voted to change our name from BBV Banco BHIF to BBVA Banco BHIF. On March 17, 2003, our shareholders voted to change our name to Banco Bilbao Vizcaya Argentaria, Chile S.A.

   Overview

     Banco Bilbao Vizcaya Argentaria, Chile S.A. is a Chilean private commercial bank incorporated on September 22, 1883 under Chilean General Banking Law. We provide a wide range of financial products and services to the retail and corporate banking markets throughout Chile. We are domiciled in Chile and our principal executive office is located at Pedro de Valdivia 100, Providencia, Santiago, Chile. Our telephone number is 56-2-679-1000. Our agent in the United States for U.S. federal securities law purposes is the office of BBVA in New York, 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. BBVA's telephone number is (212) 728-1660.

     We conduct our business through our 85 full-service branches, two limited-service branches, 101 pension payment centers and five subsidiaries. Our business activities are targeted principally at high, middle and lower-middle income individuals and large, medium and small-size companies. At December 31, 2003, we had assets of Ch$3,407,987 million (US$5,686 million), total deposits of Ch$2,172,508 million (US$3,624 million), and shareholders' equity of Ch$264,578 million (US$441 million), including our net income for the year ended December 31, 2003, which was Ch$27,108 million (US$45 million). This resulted in a return on average shareholders' equity of 10.47% and a return on average total assets of 0.81%. See "Key Information-- Selected Financial Data".

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

     Through our branches and pension payment centers, we offer the aforementioned products and services mentioned as well as payment and cash management services to, and take deposits from, our customers. In addition, we make electronic and phone banking services available to our customers on a 24-hour basis. At December 31, 2003, we had 1,771 employees.

     We, through our subsidiaries, BBVA Brokerage, BBVA Advisory, BBVA Residential Leasing, BBVA Fund Manager and BBVA Insurance Brokerage, are becoming increasingly active in the Chilean financial leasing, securities and insurance brokerage, financial advisory services, investment fund management, residential housing fund management, residential leasing and mutual fund markets. See "Business Overview-- Lines of Business-- Financial Services Subsidiaries".

     Under Chilean law, banks may conduct only those activities allowed by the General Banking Law, which include, without limitation, lending, accepting deposits and, subject to limitations, investing and providing financial services. Investments are restricted to real estate for the bank's own use, gold, foreign exchange and debt securities. Through subsidiaries, Chilean banks may also engage in certain activities, such as securities brokerage services and mutual fund management. Subject to certain limitations, Chilean banks may own majority or minority interests in foreign banks. As a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as factoring, underwriting, transportation of securities, financial services (portfolio management), leasing and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, factoring, custody and transportation of securities. Banks are required to conduct these activities in accordance with general instructions of the Superintendency of Banks. The activities that banks have engaged in after the referred amendment to the General Banking Law have translated into increased competition in those areas, with subsidiaries of Chilean banks gradually becoming more important players. In 1998, we acquired a majority stake at an insurance brokerage company, Corredora Tecnica de Seguros, and began to offer non-pension fund insurance brokerage services through our branch network. In June 1999, we absorbed our leasing subsidiary and integrated its leasing operations with ours. In 2000, we acquired the remaining stake at Corredora Tecnica de Seguros. During 2003, a change in regulations allowed us to consolidate all our fund manager subsidiaries (Residential Housing Fund Manager, Closed End Fund Manager and Mutual Fund Manager into one subsidiary, BBVA Fund Manager.

     B.       Business overview.

   General

     The Chilean economy has grown at a compound average rate of 4.8% per annum during the years 1993 through 2003 and at a compound average rate of 2.5% per annum during the years 1999 through 2003. Inflation for the year 2003 reached 1.1%, below the official target range of 2.0%-4.0% for the year. The rate of investment has increased from 22.2% of Chile's gross domestic product in 1999 to 23.4% of gross domestic product in 2003. The growth of the economy has generated a demand for financial services from an increasing number of individuals in all income segments of the population and from an increasing number of companies, although at a slower pace over the last few years due to the current economic environment. Our business strategy targets the growing demand for banking products and services from upper to lower-middle income individuals and from large corporations to small-size companies. Our strategy aims to increase lending and to provide services through cross-selling to all customer segments. Our historical strength in residential mortgages and with medium and small-size companies serves as a natural and strong base for expansion in those markets. While we believe that this strategy has the potential to provide higher net interest margins, it also has the potential to expose us to a higher degree of credit risk. We continuously seek to improve the quality of our loan portfolio and our risk index through the adherence to our strict loan origination procedures and credit management policies.

     The Chilean market is highly competitive. We intend to maximize our competitiveness by offering new and more sophisticated products and higher-quality services to our actual and potential clients through our branch network and through modern electronic and home-banking facilities. With that objective, beginning in 1993 we undertook an investment and modernization program aimed at improving our operating efficiency and expanding the scope and variety of products and services offered to our customers. We reformulated this program in 1999 and in furtherance thereof we opened 20 full-service branches in 1999, 6 more in 2000, one branch in the year 2001, none in the year 2002, and 5 in 2003. We continue to renovate our existing branches and maintain state-of-the-art electronic and home banking facilities, and we will continue a moderate expansion plan of opening a few branches in 2004. Upon renewal of the pension payment contract with the INP (Instituto de Normalizacion Previsional), an agency of the Ministry of Labor, we opened 37 new pension payment centers in 2003, which, together with the 64 centers we already had, allowed us to achieve national coverage.

     Our strategy in respect of our net interest margin is to continue our policies designed to attract demand deposits as a less expensive source of funding, while promoting all products oriented towards all market segments. We will also continue to promote our fee-generating products, emphasizing the cross-selling of our subsidiaries' products and services to our clients.

   Retail Market

     Management believes that our future growth in the retail market will derive from our ability to serve a larger customer base and to increase the cross-selling of our products and services to our customers. Our present strategy for the retail market is to target upper to lower-middle income individuals, which represent approximately 70% of the population. Through our consumer lending division, we have been able to capture a growing portion of the demand for consumer credit from middle and upper-middle income individuals who previously did not resort to credit or borrowed from our bank. See "--Lines of Business--Retail Banking Division". We also conduct promotional campaigns designed to enhance our image and target new customers, and we conducted a promotional campaign aimed at positioning our new image as Banco Bilbao Vizcaya Argentaria, Chile S.A., a member of the BBVA Group.

     We are continuously launching new consumer loan products, aimed at attracting customers from the upper income brackets. The products were successful, as reflected by our 14.8% growth in consumer loans during 2003. We are also continuously launching new residential mortgage loan products aimed at attracting customers from the middle to upper income brackets. Our mortgage loans start at a higher loan amount than traditional mortgage loans and have a unique flexibility and some attributes like a variable interest rate and other incentives. The loans are usually offered as part of a package including a current account and a credit card. These products have been successful, bringing our self-financed mortgage loans (classified under "commercial loans") up by 49.9% in 2003 (See "--Loan Portfolio").We intend to continue to capitalize on the strength of our residential mortgage lending business and to continue promoting the cross-selling of our other retail products to our residential mortgage customers, who totaled approximately 46,251 at December 31, 2003.

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

     Corporate Market: Small and Medium-Size Companies and Large (Corporate) Companies

     We principally target two distinct segments in the corporate banking market--small and medium-size companies and large (corporate) companies--and have developed specific strategies and customized products for each segment. These segments are served by two specialized divisions, our Business Banking Division and our Corporate Banking Division, respectively. Our "Lines of Business" report reflects this structure.

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

Lines of Business

     The following tables provide daily average unconsolidated information as to our retail and corporate banking business for the months of December 2001, 2002 and 2003.

                                                            Average daily balances for the month of December 2001
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------    -------------    --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2003,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................          393,164         21.9%          4,039           10.0%
       Consumer lending............................          200,626         11.2           2,250            5.6
            Subtotal...............................          593,790         33.1           6,289           15.6
Business banking division                                    463,856         25.8          30,432           75.6
Corporate banking division                                   738,893         41.1           3,529            8.8
                                                           ---------        ------         ------          ------
            Total..................................        1,796,539        100.0%         40,250          100.0%
                                                           =========        ======         ======          ======

                                                           Average daily balances for the month of December 2002
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------    -------------    --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2003,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................          451,820         22.9%          4,179         10.1%
       Consumer lending............................          224,171         11.3%          1,889          4.6%
            Subtotal...............................          675,991         34.2%          6,068         14.7%
Business banking division                                    570,105         28.9%         33,357         80.7%
Corporate banking division                                   729,485         36.9%          1,885          4.6%
                                                           ---------        ------         ------        ------
            Total..................................        1,975,580        100.0%         41,310        100.0%
                                                           =========        ======         ======        ======

                                                            Average daily balances for the month of December 2003
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------    -------------    --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2003,
                                                                         except for percentages)
Retail banking division
       Residential mortgage lending................          679,160         29.5%          4,729         10.0%
       Consumer lending............................          219,951          9.6%          2,196          4.6%
            Subtotal...............................          899,111         39.1%          6,925         14.7%
Business banking division                                    439,439         19.1%         31,661         67.0%

                                                            Average daily balances for the month of December 2003
                                                         ----------------------------------------------------------
                                                                        Percentage of                Percentage of
                                                         Outstanding     Total Loans     Past Due    Total Past Due
                                                         -----------    -------------    --------    --------------
                                                            (in millions of constant Ch$ of December 31, 2003,
                                                                         except for percentages)
Corporate banking division                                   963,318         41.8%          8,655        18.3%
                                                           ---------       ------          ------       ------
            Total..................................        2,301,867        100.0%         47,241       100.0%
                                                           =========       ======          ======       ======


   Retail Banking Division

     For the month of December 2003, we had a daily average of Ch$899,111 million (US$1,500 million) in retail loans outstanding, accounting for 39.1 % of the average daily balance of our total loan portfolio for such month. Approximately 0.8% of our daily average of retail loans outstanding for the month of December 2003 were past due, accounting for 14.7% of the average daily balance of all past due loans for such month, and the risk index for retail loans was 1.15%.

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

     Residential Mortgage Lending. For the month of December 2003, we had a daily average of Ch$679,160 million (US$1,133 million) in residential mortgage loans outstanding, accounting for 29.5% of the average daily balance of our total loan portfolio for such month. For the month of December 2003, our daily average of past due residential mortgage loans totaled Ch$ 4,729 million (US$7.9 million), accounting for 10.0% of the average daily balance of our total past due loans, and the risk index for residential mortgage loans was 0.61%.

     At December 31, 2003, we were Chile's third largest private bank in terms of residential mortgage loans and accounted for 9.79% of the residential mortgage loans in the Chilean banking system and 13.71% of such loans made by the Chilean privately-owned banks, based on information prepared by the Superintendency of Banks.

     Mortgage lending is our oldest and most developed retail business. Our portfolio of 34,692 residential mortgage loans at December 31, 2003, which amortize on a monthly basis, represents our widest and strongest credit relationships with retail customers. For this reason, our mortgage lending business continues to play a significant role as part of our strategy of cross-selling our products to the retail market. At December 31, 2003, approximately 17.8% of our residential mortgage customers had consumer loans with us.

     Most of our residential mortgage loans are denominated in UF, bear interest at a fixed rate (which is at a spread above the cost of funding) and have maturities between five and 30 years, with a weighted average life of approximately 20 years at December 31, 2003. We fund an important proportion of our residential mortgage loans and certain of our commercial mortgage loans through the issuance of UF-denominated notes ("Mortgage Finance Bonds") which enable us to limit our exposure to interest rate fluctuations and inflation.

     Consumer Lending. For the month of December 2003, we had a daily average of Ch$219,951 million (US$367 million) outstanding in retail loans (other than residential mortgage loans), accounting for 9.6% of the average daily balance of our total loan portfolio for such month. Our average daily balance for the month of December 2003 of past due retail loans (other than residential mortgage loans) totaled Ch$2,196 million (US$3.7 million), accounting for 4.6% of the average daily balance of total past due loans for such month, and the risk index for such loans was 2.82%. Our retail loans (other than residential mortgage loans) included personal loans (such as consumer loans), automobile financing and credit cards.

     Consumer Lending - Personal Loans. For the month of December 2003, we had an average daily balance of approximately Ch$203,704 million (US$340 million) in personal loans outstanding, accounting for 8.8% of the average daily balance of our total loan portfolio and 22.7% of the aggregate amount of our retail loans for such month. The risk index for personal loans was 2.62% at such date.

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

     Consumer Lending - Automobile Loans. We offer special retail credit lines to finance partially or, in the case of selected customers, up to 100% of the purchase price of automobiles. For the month of December 2003, we had a daily average balance of approximately Ch$7,847 million (US$13 million) in automobile loans outstanding, representing 0.9% of our average daily balance of total retail loans for such month and 0.3% of our average daily balance of total loans outstanding for such month. For the month of December 2003, our daily average of past due automobile loans totaled Ch$13 million (US$21,700), accounting for less than 0.1% of our average daily balance of total past due loans for such month, and the risk index for such loans was 7.21%. Automobile loans have maturities that range from six months to four years, are denominated in Chilean pesos, accrue interest on a fixed rate basis and are payable monthly. We generally require that the automobile purchased with the proceeds of the loan be pledged as collateral, together with the purchaser's rights to proceeds under the applicable insurance policy.

     Consumer Lending - Credit Cards. For the month of December 2003, we had a daily average of Ch$8,401 million (US$14 million) credit card balances outstanding, accounting for 0.4% of the average daily balance of its total loan portfolio for such month. Our average daily balance for the month of December 2003 of past due credit card balances was Ch$320 million (US$0.5 million), accounting for 0.7% of our average daily balance of total past due loans for such month. The risk index for credit card balances was 3.97%. We issue BBVA Chile credit cards to our customers under the Visa trademark pursuant to an agreement with Visa, the largest credit card company in Chile. In addition, we issue affinity cards also under the Visa trademark pursuant to agreements with the Chilean lawyers' association, the Chilean medical association, the Chilean teachers' association and the Chilean engineers' association. BBVA Chile credit cards are issued for personal and corporate use and they allow customers access to national and international credit. As of December 31, 2003, we had approximately 65,202 active Visa credit cards.

     We process our credit cards through Nexus S.A., a credit card processing facility owned by 8 Chilean banks in which we had a 9.68% interest at December 31, 2003. Our management believes that acceptance of credit cards as a means of payment for goods and services in Chile will increase in the future as it has over the past five years. Accordingly, we will continue to promote the use of our credit cards. Our revenues arising from our credit card business take the form of commissions charged to merchants and annual fees, commissions and interest charged to cardholders on their balances.

     Consumer Lending - Credit Approval Process. In reviewing credit applications, our policy is to verify that a series of quantitative and qualitative parameters are met. We have developed a credit scoring system which allows loan officers to classify applicants on the basis of their income, overall level of indebtedness, liquidity and assets, as well as on qualitative factors such as the applicant's educational, professional and financial background. We obtain credit information on each applicant from DICOM S.A. ("DICOM"), which provides a broad and updated nationwide credit database that we can readily access. Our evaluation of loan applications is centralized and based on information obtained by loan sales managers. In the credit analysis, emphasis is placed on different factors, depending upon the credit requested and whether the applicant is an existing customer of BBVA Chile, among other considerations. See "Selected Statistical Information--Credit Approval Process". We consider our credit approval policies in respect of retail loans generally comparable to those of other Chilean private banks.

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

     For the month of December 2003, BBVA Chile had a daily average of Ch$1,402,756 million (US$2,340 million) of outstanding corporate loans, accounting for 60.9% of the average daily balance of BBVA Chile's total loan portfolio for such month. BBVA Chile's daily average of past due corporate loans for the month of December 2003 totaled Ch$40,317 million (US$67.3 million), accounting for 85.3% of our average daily balance of total past due loans for such month, and the risk index for such loans was 1.26%.

     Business Banking Division. Within BBVA Chile's corporate banking business, companies with annual sales between US$750,000 and US$20 million are considered medium and small-size companies. Loans to such companies, which are made through our personal banking branches as well as through our specialized commercial banking branches, totaled a monthly average of Ch$439,439 million (US$733 million) in December 2003 and accounted for 19.1% of BBVA Chile's total loan portfolio. As a result of the predominance of loans to small and medium-size companies within Banco Nacional's loan portfolio, following the merger with Banco Nacional in 1989, BBVA Chile became a significant source of credit for such companies in Chile and had approximately 11,500 such customers at December 31, 2003. Our strategy in this market is to continue targeting medium and small-size companies that operate in the sectors of the Chilean economy with the highest growth potential, such as mining, construction, automobiles, trade, telecommunications and other services. Small and medium-size companies tend to rely on two or three banks to cover their financing requirements, principally for the acquisition of capital goods, foreign trade and working capital.

     We also lend to small businesses (companies with annual sales of less than US$750,000), providing loans and other services specifically designed for such businesses. In this segment of the market, we employ credit approval policies largely based on the verification of objective conditions and generally requires collateral at least equal to 90% of the value of its loans.

     Through our foreign trade business, we provide our banking customers with a wide range of products and services designed to facilitate their export and import transactions, including issuing, confirming and negotiating letters of credit, extending credit lines for pre-export/import financing from foreign banks, fund transfers and foreign exchange transactions. In this connection, we have developed the Trade Point(R) facility to assist small and medium-size companies with their foreign trade transactions. Trade Point(R) has been successful in attracting business from midsize companies with foreign trade business. See "--Business Overview--Corporate Market: Small and Medium-Size Companies and Large (corporate) Companies".

     Corporate Banking Division. Large (corporate) firms are a segment of the market that has become increasingly competitive in recent years, largely due to the internationalization of the financial markets and the growth in the capital base of Chilean institutional investors. As a result, domestic lenders have generally experienced narrowing spreads and a decrease in the profit margins generated by loans to large corporate borrowers (companies with annual sales greater than US$20 million). In an effort to increase its profits in this important segment of the corporate market, BBVA Chile continues to explore business opportunities with large corporate borrowers, seeking to offer products that are subject to less competitive pressure such as payment services and other tailored services, and to leverage on the capability of the Bank to provide world wide services through the network of banks that form part of the BBVA Group. Loans to other corporate borrowers, mostly large companies, totaled a daily average of Ch$963,318 million (US$1,607 million) for the month of December 2003 and accounted for 41.8% of the daily average of our loan portfolio in such month.

     Our cross-border loans are principally trade-related. These include credit lines to foreign financial institutions. At December 31, 2003, our cross-border lending was US$102 million.

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

   Deposits and Pension Payment Services

     Deposits. Time deposits are denominated in Chilean pesos, UF and dollars and generally bear interest at a fixed rate. Checking accounts are Chilean peso-denominated, non-interest bearing accounts, and savings accounts are UF-denominated and generally bear interest at a relatively low floating rate. At December 31, 2003, BBVA Chile's deposit balances amounted to Ch$2,172,508 million (US$3,624 million) and accounted for 69% of our total liabilities at that date.

                                                   Total Deposits
                                                (as of December 31,   % of Total
                                                       2003)           Deposits
                                                -------------------   ----------
                                                            (in millions of
                                                            constant Ch$ of
                                                          December 31, 2003,
                                                        except for percentages)
                   Product
Time deposits.................................         1,622,226           74.67
Checking accounts.............................           226,655           10.43
Bankers demand drafts and other deposits......           268,185           12.34
Savings.......................................            55,442            2.55
                                                       2,172,508          100.00

     Our strategy in the retail market is to attract deposits from a large number of individuals as a means of maintaining a relatively stable and cost-effective source of funding. As part of this strategy, BBVA Chile has developed a variety of deposit accounts designed to appeal to the various segments of the retail market. We conduct promotional campaigns aimed at these specific segments, which have rendered satisfactory results. In 2000, we launched our Cuenta 7(R) campaign, aimed at increasing our checking accounts, particularly amongst upper to upper middle income clients. In 2001, with the help of the improved systems platform, we launched the Cuenta Libreton (R), a savings account associated with a checking account that enabled our clients to optimize their checking account balances by keeping their money in the associated savings account and receive interest on them. Such product revived a national discussion on the convenience of allowing banks to pay interest on checking accounts balances, and resulted in a change in regulations that allowed banks to do that. After the new regulation became effective, we re-launched the Cuenta Libreton (R) as a remunerated checking account, with limited success since the interest rate environment made it difficult to offer an attractive interest on those balances. The same happened to all banks who offer a remunerated checking account.

     In 2003, focusing on mid-to-upper-income clients and business firms, we launched some new products, such as Cuenta Euro(R) and BBVA Plus(R). Cuenta Euros(R) is a checking account in euros, allowing clients with income and expenses in the European currency to operate in euros without having to go through the process of currency exchange. The average balance of this product for December, 2003, shortly after its launch, reached Ch$1,305 million (US$2.2 million). BBVA Plus(R) is a time deposit taken for at least 6 months, which offers a fixed interest rate for the period. The interest is earned on a monthly basis and automatically credited to the client's checking account. As of December 31, 2003, the balance for this deposits was Ch$117 million (US$0.2 million).

     Pension Payment Services. Since 1992, we have been party to a payment service contract with the INP, providing monthly pension payments to approximately 750,000 of Chile's 1.5 million pensioners (the "INP Contract"). The previous contract expired in 2003. The new contract was executed in 2003 and expires in four years, covering the full population of 1.5 million pensioners. Under this contract we receive pension funds from the INP, being required to pay such funds to the pensioners shortly thereafter. We are paid a fee for this service, which depends on the amounts held by the INP with us on its current accounts. These fees are liquidated and entered on a monthly basis (See "Operating and Financial Review and Prospects -- Operating results--Income from services, net"). This arrangement allows us to have access to an important non-interest bearing source of funds.

     The majority of our payments to pensioners are made through our 101 special-service pension payment centers exclusively engaged in providing services under the INP Contract. Payments are also made by mail, through independent contractors in rural areas or by direct deposit. For the year ended December 31, 2003, average daily amounts on deposit with us in connection with the INP Contract totaled Ch$25,157 million and represented approximately 1.0% of our average daily outstanding demand deposits and savings accounts, or approximately 1.0% of average total deposits daily, as a result of the advantages of the INP contract.

     BBVA Chile has capitalized on the experience gained under the INP Contract and developed systems to provide payment services to pension funds, beneficiaries of insurance companies and pensioners under the privately run social security system.

Branch Network and Electronic Banking

     We had a network of 85 full-service branches and 101 pension payment centers at December 31, 2003.

     Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as residential mortgages, consumer loans, automobile financing and credit cards, open checking accounts, lend to small and medium-size companies, offer leasing, securities brokerage and housing fund management services and provide information to customers and potential customers. The role of our special-service payment centers is to provide check cashing and cash disbursement services to Chilean pensioners pursuant to the INP Contract. In the second half of 2004, 43 of those centers will become "BBVA Express" Service Centers and will provide transaction services to INP pensioners and BBVA clients from the Bank and from Provida (the largest private pension fund administrator in Chile, also a member of the BBVA Group). See "--Lines of Business--Deposits and Pension Payment Services".

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

     We offer electronic banking services to our customers. BBVA Chile has made arrangements for its individual customers to have access to the REDBANC system, with their BBVA Global or Visa cards. The REDBANC system was recently integrated with the BancoEstado network to conform a network of ATMs at 3,790 locations throughout Chile at December 31, 2003. Such access allows customers holding a checking or savings account or a BBVA Visa card to obtain balance and account related information, withdraw cash and make payments. At December 31, 2003, BBVA Chile had 311,675 active BBVA labeled cards, all of which provide access to the REDBANC system. At December 31, 2002, we had 277,225 active BBVA labeled cards (counting all active cards for each client).

     In addition, through Fono BBVA, we offer a 24-hour phone-banking service to our customers that grant them access to account information and allows them to effect fund transfers and certain payments. BBVA Chile was the first Chilean bank to offer this service on a toll-free basis in all cities served by the Compania de Telecomunicaciones de Chile. We have been providing certain information and limited transaction services through the Internet since June 1996, and such services have been fully available since October 1996. In October 1997, we expanded our Internet services by adding new services providing customers with financial information and the ability to perform transactions. During the month of December of 2003, 620,684 inquiries and transactions were made through the Internet.

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

Financial Services Subsidiaries

     Chilean banks may conduct only those activities allowed by the General Banking Law. Chilean banks were historically prohibited from providing services other than traditional banking activities. However, in 1986 banks were permitted to offer, through subsidiaries, services deemed to be complementary to commercial banking activities. Furthermore, as a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as factoring, underwriting, transportation of securities, financial services (portfolio management), leasing and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, factoring and custody and transportation of securities. In 1998, we acquired 80% of a non-pension fund insurance brokerage and in 2000 we acquired the remaining 20%.

     In early 2004, the Chilean Congress passed a law modifying the pension system, allowing banks to intermediate pension fund insurance. Such authorization will be effective in August 2004. The matter is currently under study by our administration.

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

     As approved by the Superintendency of Banks on July 1, 1999, we acquired the 0.01% minority interest in BHIF Leasing S.A., resulting in the dissolution of the latter. As of December 31, 2000, we absorbed the net assets of BHIF Leasing S.A. During 2003, a change in regulation allowed us to consolidate all our fund manager subsidiaries (Residential Housing Fund Manager, Closed End Fund Manager and Mutual Fund Manager) into one subsidiary, BBVA Fund Manager.

     The following table sets forth information with respect to BBVA Chile's financial services subsidiaries at December 31, 2003:

                                                                       Shareholders'                          Ownership
                                                       Assets             Equity           Net Income          Interest
                                                   --------------      -------------     ---------------     ---------------
                                                                                          Twelve-month
                                                                                          period ended
                                                   At December 31,    At December 31,      December 31,      At December 31,
                     Company                            2003               2003               2003                2003
-----------------------------------------------    --------------      -------------     ---------------     ---------------
                                                   (in millions of constant Ch$ of December 31, 2003, respectively, except for percentages)
BBVA Brokerage..................................        110,556.6         10,104.1           1,505.5             100.00
BBVA Advisory...................................          2,569.8          2,235.9           1,175.3              98.60
BBVA Residential Leasing........................         10,398.3          4,215.9             259.4              97.48
BBVA Fund Manager...............................         10,920.1          8,736.6           1,301.3             100.00

                                                                       Shareholders'                          Ownership
                                                       Assets             Equity           Net Income          Interest
                                                   --------------      -------------     ---------------     ---------------
                                                                                          Twelve-month
                                                                                          period ended
                                                   At December 31,    At December 31,      December 31,      At December 31,
                     Company                            2003               2003               2003                2003
-----------------------------------------------    --------------      -------------     ---------------     ---------------
                                                   (in millions of constant Ch$ of December 31, 2003, respectively, except for percentages)

BBVA Insurance Brokerage........................          4,771.1          4,059.1           1,400.0             100.00
   Total........................................        139,215.9         29,351.6           5,641.5

   Securities Brokerage Services

     BBVA Brokerage, which has operated since 1988, is registered with the Superintendencia de Valores y Seguros (the "Superintendency of Securities and Insurance") as a securities broker, and is a member of the Santiago Stock Exchange and of the Electronic Stock Exchange. According to information released by the Santiago Stock Exchange, business transacted by BBVA Brokerage as a stockbroker during 2003 totaled approximately Ch$18,867,989 million, and accounted for approximately 20.44% of the market. For the year ended December 31, 2003, BBVA Brokerage recorded net income of Ch$1,506 million (US$2.5 million). BBVA Brokerage is consolidating its position in the markets where it currently operates and enhancing its access to the domestic markets by utilizing our distribution networks. Our current policy is to capitalize 100% of any profits generated by BBVA Brokerage to increase its capital base, subject to a revision every year. This subsidiary offers our high-income individual and corporate clients a wide range of services, acting as an entity complementary to us. BBVA Brokerage operates actively in the different markets, including equity, variable and fixed income (debt instruments) and the trading of foreign currency.

   Financial Advisory Services

     BBVA Advisory, a 98.6%-owned subsidiary of BBVA Chile, was established by us in 1987. The subsidiary adopted its current name in 2002 and focuses on providing consulting and advisory services, mainly to our customers. Such services include debt restructuring, asset and company valuations, debt and equity offerings and syndication of loans, among other activities. For the year ended December 31, 2003, BBVA Advisory recorded a net income of Ch$1,175 million (US$2 million).

   General Fund Manager

     During 2003, a change in regulation allowed us to consolidate all our fund manager subsidiaries. Thus, our Closed-end Fund Manager, our Residential Housing Fund Manager, and our Mutual Fund Manager, all being a 100.0%-owned subsidiaries of BBVA Chile, were merged into BBVA General Fund Manager, which commenced operations in October 2003. For the year ended December 31, 2003, BBVA General Fund Manager recorded net income of Ch$1,301 million (US$2.2 million).

   Residential Leasing

     In 1996, we obtained authorization from the Superintendency of Banks and the Superintendency of Securities and Insurance to establish BBVA Residential Leasing to participate in the market for the management of funds applied to the financing of residential housing. BBVA Residential Leasing, a 97.48%-owned subsidiary of BBVA Chile, was established and began operations in October 1996. BBVA Residential Leasing is the leading firm in the residential leasing industry, owning Ch$99,585 million in leasing contracts as of December 2003. For the year ended December 31, 2003, BBVA Residential Leasing recorded a net income of Ch$259 million (US$0.4 million).

   Insurance Brokerage

     Our Board of Directors, in an Extraordinary Session held on September 4, 1998, agreed to purchase 80% of the rights of Corredora Tecnica de Seguros Limitada, an insurance brokerage firm, for approximately US$5.5 million. On September, 2000, we agreed to purchase the remaining 20% of the rights of Corredora Tecnica de Seguros Limitada, for approximately US$1.4 million. The acquisition was authorized by the Superintendency of Banks on August 24, 1998. For the year ended December 31, 2003, BBVA Insurance Brokerage recorded a net income of Ch$1,400 million (US$2.3 million).


                                   COMPETITION

   Overview

     The Chilean financial system is comprised of 26 private-sector banks (of which 16 are banks established in Chile and 9 are subsidiaries of banks established abroad, and one public-sector bank (BancoEstado). At December 31, 2003, the Chilean financial system had a total of Ch$33,480,544 million (US$55,855 million) of loans outstanding. In the last five years, the average annual rate of increase in outstanding loans for the Chilean financial system was 12.52% (compared with an average annual rate of increase in GDP of 2.52% during the same period) and the average annual return on average shareholders' equity was 13.12%.

     The following table provides certain statistics on the Chilean banking system at December 31, 2003:

                                     Assets                   Loans                 Deposits        Shareholders' Equity
                              --------------------    --------------------   --------------------   --------------------
                                 Amount      Share       Amount      Share      Amount      Share      Amount      Share
                              -----------    -----    -----------    -----   -----------    -----   -----------    -----
                              Ch$ Million      %      Ch$ Million      %     Ch$ Million      %     Ch$ Million      %
                              -----------    -----    -----------    -----   -----------    -----   -----------    -----
Banco del Estado                7,394,500    15.1%     4,456,446     13.3%     4,414,771     15.7%      352,772      9.4%

Banks established in Chile     38,303,359    78.4%    27,268,672     81.4%    21,998,775     78.0%    2,905,506     77.7%
Subsidiaries of banks
   established abroad           3,187,936     6.5%     1,755,426      5.2%     1,791,793      6.4%      481,590     12.9%

Private sector total           41,491,295    84.9%    29,024,098     86.7%    23,790,568     84.3%    3,387,096     90.6%

Financial system, total        48,885,795   100.0%    33,480,544    100.0%    28,205,339    100.0%    3,739,868    100.0%

----------------------
Source: Superintendency of Banks

     The Chilean banking industry has experienced increased competition in recent years, which has led to, among other things, consolidation in the industry. We expect the trends of increasing competition and consolidation to continue. In 1996, Banco Santander-Chile agreed to merge with Banco Osorno and the Superintendency of Banks approved the merger of Banco de Santiago and Banco O'Higgins, effective January 1, 1997. Additionally, the former owners of Banco Osorno acquired a controlling interest in Banco Concepcion, the ninth largest private bank in Chile, pursuant to which the name of the institution was changed to Corpbanca.

     During 1998, Corpbanca purchased from Banco Sud Americano its consumer loan division, "Corfinsa", and acquired 100% of the rights to Financiera Condell. Financiera Condell was merged into Corpbanca, effective July 1, 1999. Also, in July 1998 the former ING Bank reopened as Banco Falabella, and in October 1998 ABN AMRO Bank acquired Banco Real (worldwide), which led to a merger between the two institutions in Chile, effected in January 2000. The merger had no effect on the financial system, given the small size of both banks.

     In March 1999, Citibank acquired Financiera Atlas, a finance company with an 8.3% market share in consumer loans, and integrated it into its Retail Banking Division. In July 1999, Corpbanca acquired Financiera Condell, a finance company with a consumer loan portfolio totaling Ch$146,513 million. After such purchase, the only finance company left in the market was Financiera Conosur, the largest one, with a consumer loan market share of 11.5%. In late 2002, Financiera Conosur was authorized by the Superintendency of Banks to become Banco Conosur. Therefore, there are no finance companies left in the market.

     During 2001, a Chilean financial group (the Luksic Group), which had a controlling participation at Banco de A. Edwards, acquired control of Banco de Chile and completed procedures to merge it with Banco de A. Edwards. The merger became effective on January 1, 2002. On the first half of 2002, the Central Bank sold its participation in Banco Santiago (See "--The Central Bank") to Grupo Santander , following an agreement signed with them in 2000 and after a failed attempt to sell those shares at a public offering. As a consequence of this operation, Grupo Santander achieved full control of both Banco Santander and Banco Santiago and proceeded to merge both institutions. The merger gave birth to the largest banking institution in Chile, Banco Santander Santiago with a combined loan market share reaching
27.9% pro-forma at the time of the merger (currently 22.6%).

     The largest bank in Chile in terms of assets is Banco Santander Santiago, with outstanding loans at December 31, 2003 of Ch$7,554,175 million (US$12,602 million), representing 22.6% of the total amount of loans made by the Chilean financial system We face significant competition in the retail market from Banco Santander Santiago and more generally from other large privately-owned Chilean banks as well as BancoEstado, the only bank owned by the Republic of Chile. Most Chilean private-sector banks have adopted the universal banking model and, like us, are seeking to expand the range of products and services offered to customers.

     Subsidiaries from foreign banks have been operating in Chile since the 1930s. At December 31, 2003, such banks accounted for only 6.5% of total loans made by the Chilean financial system. Banco Santander Santiago, accounting for approximately 22.6% of total loans, was the Bank established in Chile (though foreign-owned ) with the largest loan portfolio at December 31, 2003. Some of the banks established in Chile are classified as foreign-owned, including ourselves, since a controlling participation in them is owned by foreign institutions and/or individuals. See "Major Shareholders -- Principal Shareholders".

     In the retail banking business, we compete with other private Chilean banks, and with BancoEstado. Among private Chilean banks, our strongest competitors in the retail market were Banco Santander Santiago, Banco de Chile and Banco de Credito e Inversiones. We consider that our most relevant competitors in the corporate market are Banco de Chile, Banco Santander Santiago and Banco de Credito e Inversiones.

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

   Loans

     At December 31, 2003, we accounted for 7.2% of all loans made by the Chilean financial system and 8.3% of the loans made by private Chilean banks.

     The following table sets forth the percentage of the aggregate outstanding principal amount of all loans made by the Chilean financial system at the end of each of the last three years, that was held by each of the 12 largest private sector banks:

                                         Market Share of Loans at December 31,
                                         -------------------------------------
                                            2001          2002          2003
                                         ----------    ----------    ----------
Banco Santander Santiago (1)........        11.7          24.4          22.6
Banco de Chile (2)..................        11.9          18.6          18.1
Banco de Credito e Inversiones......         8.9          10.4          11.0
BBVA Chile (3)......................         5.9           6.6           7.2
Corpbanca...........................         4.8           5.4           6.3
Banco del Desarrollo................         3.6           3.7           3.9
Scotiabank Sudamericano (4).........         3.5           3.7           3.3
Citibank............................         3.4           3.2           2.6
Banco Bice..........................         2.6           2.6           2.8
Banco Santiago (1)..................        16.0           -             -
Banco Edwards (2)...................         7.3           -             -
                                         ----------    ----------    ----------
Subtotal............................        79.6          78.6          77.8
                                         ==========    ==========    ==========
Total Private Banks.................        87.8          86.7          86.7
                                         ==========    ==========    ==========
Financial System....................       100.0         100.0         100.0
                                         ==========    ==========    ==========
----------------------
Source: Superintendency of Banks

(1)   Banco Santander and Banco Santiago merged, effective August 2002

(2)   Banco de Chile and Banco Edwards merged effective January 2002

(3)   BBVA Banco BHIF its name to BBVA Chile, effective March 17, 2003

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

     In 1997, the Superintendency of Banks established new rules applicable to the definition of risk and provision requirements. This change was directed towards a more adequate assessment of the true quality of the loans, reducing the rating of consumer loans that had been subject to a certain degree of rescheduling. This measure implicated a significant increase in the level of provisions for those banks and finance companies that carried an old and important consumer loan portfolio. That was not our case, and the increase in provisions related to rescheduled consumer loans required by the rules adopted in 1997 was not significant.

     In 1998, soon after the BBVA Group took control of BBVA Chile, we conducted an extensive revision of our loan portfolio, which resulted in the downgrading of a part of our portfolio and a significant increase in the level of provisions and in our risk level.

     The following table illustrates the five year history of BBVA Chile `s unconsolidated loan portfolio risk index compared to the unconsolidated loan portfolio risk index of the largest private Chilean banks and that of the financial system as a whole. See "--Selected Statistical
Information--Classification of Loan Portfolio".

                                                                        Risk Index(1)
                                                                        At October 31,
                                                --------------------------------------------------------------
                                                1999          2000           2001          2002           2003
                                                ----          ----           ----          ----           ----
                                                                        (Percentages)
Banco de Chile.........................         2.07           2.01          2.03           2.98          2.40
Banco del Desarrollo...................         3.25           3.49          2.85           2.61          2.49
Scotiabank Sudamericano................         2.77           3.76          3.18           1.97          1.79
Corpbanca..............................         2.00           1.87          1.80           1.95          1.66
BBVA Chile.............................         2.11           2.18          1.81           1.68          1.42
Banco Bice.............................         1.22           1.53          1.41           1.67          1.51
Banco Santander Santiago...............         1.23           1.42          1.38           1.61          1.85
Banco de Credito e Inversiones.........         1.57           1.95          1.63           1.34          1.30
Security...............................         1.12           0.87          0.99           1.21          1.30
Banco Edwards..........................         2.79            2.9          3.23              -             -
Banco Santiago.........................         1.39           1.34          1.26              -             -
Financial System.......................         1.98           2.08          1.90           1.95          1.82

----------------------
Source: Superintendency of Banks
(1) Information with respect to the Chilean financial system as of a later date in 2003 is not publicly available. The risk index of BBVA Chile was 1.3% at December 31, 2003. See "--Selected Statistical Information--Allowance for Loan Losses--Global Allowance for Loan Losses."

   Deposits

     We held total deposits of Ch$2,172,508 million at December 31, 2003, which represented 10.2% of deposits held by Chilean private banks at that date. The following table sets forth the percentage of the aggregate amount of all deposits in the Chilean financial system at the end of each of the last three years, that was held by each of the twelve largest private Chilean banks.

                                                                          Market Share of Deposits at December 31,
                                                                          ----------------------------------------
                                                                             2001           2002           2003
                                                                            ------         ------        ------
Banco Santander......................................................         13.1          21.6           19.3
Banco de Chile.......................................................         12.8          16.3           16.7
Banco de Credito e Inversiones.......................................          7.8           8.8            9.5
BBVA Chile...........................................................          5.6           7.3            8.6
Corpbanca............................................................          5.2           5.5            7.2
Citibank.............................................................          3.7           4.8            2.8
Security.............................................................          2.7           3.1            3.4
Scotiabank Sudamericano..............................................          2.6           3.0            3.0
Banco del Desarrollo.................................................          2.8           2.9            3.1
Banco Bice...........................................................          3.2           2.6            2.8
Banco Santiago.......................................................         13.7             -              -
Banco Edwards........................................................          7.0             -              -
                                                                            ------         ------        ------
Total................................................................         80.3          76.0           76.4
                                                                            ======         ======        ======
Total Private Banks..................................................         88.3          85.3           84.6
Financial System.....................................................        100.0%        100.0%         100.0%

----------------------
Source: Superintendency of Banks

   Return on Equity

     At December 31, 2003, our unconsolidated return on equity was 11.4%. It was substantially lower than the 16.6% average for the entire Chilean financial system, but a substantial improvement over the ROE obtained on the previous years, with a consistent increase from the 6.5% ROE registered in 2001. During the last three years, we have maintained a profitability index averaging around 7.3% for each such year.

     The following table sets forth for the last three years, the unconsolidated return on shareholders' equity of the largest private Chilean banks and the Chilean financial system as a whole, in each case at December 31 in each of the last three years.

                                                                                                        Ranking at
                                                                 Return on Equity At December 31,      December 31,
                                                                -----------------------------------    ------------
                                                                 2001          2002         2003           2003
                                                                ------        ------       ------         ------
Banco de Credito e Inversiones.........................          23.8%         22.6%        25.6%            1
Banco Santander........................................          25.5%         19.5%        25.5%            2
Banco de Chile.........................................          18.0%          9.3%        23.1%            3
Banco Bice.............................................          25.7%         18.2%        17.7%            4
Corpbanca..............................................          20.1%         13.3%        17.3%            5
Security...............................................          13.1%         12.9%        16.5%            6
Banco del Desarrollo...................................          14.2%         13.1%        14.8%            7
BBVA Banco.............................................           6.5%          9.1%        11.4%            8
Scotiabank Sudamericano................................           6.2%          9.3%        10.8%            9
Citibank...............................................          15.1%         14.1%         6.2%           10
Banco Santiago.........................................          28.3%        --            --              11
Banco Edwards..........................................           4.4%        --            --              12
Financial System.......................................          17.7%        14.4%         16.6%

----------------------
Source: Superintendency of Banks


                       CHILEAN REGULATION AND SUPERVISION

     In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations by means of the issuance of letters of credit and, together with finance companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendencia de Bancos e Instituciones Financieras (the "Superintendency of Banks") and the Central Bank of Chile ( the "Central Bank"). Chilean banks are subject to the General Banking Law and, to the extent not inconsistent therewith, the Chilean Corporations' Act.

     The Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1974 and resulted in substantial amendment to the General Banking Law. As a result of the amendment to the General Banking Law passed by the Chilean Congress in December 1997, Chilean banks are authorized in principle to conduct additional activities such as, underwriting, transportation of securities, financial services (portfolio management), and direct financial advisory services, and, through subsidiaries, to engage in securitizations, brokerage of non-pension fund insurance, loan collection, leasing, factoring, management of investment, mutual and foreign capital investment funds, brokerage of securities, custody and transportation of securities.

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

The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, to the laws and regulations applicable to the private sector. It is governed and administered by a Board of Directors composed of five members designated by the President of the Republic subject to prior approval of the Senate.

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

   Background

     During 1982 and 1983, the Chilean banking system experienced significant instability due to, among other factors, a recession in the United States of America and other countries accompanied by high international interest rates, the overvaluation of the peso, a lack of stringent banking regulation and a lack of effective credit policies at most Chilean banks. The situation resulted in a banking crisis which required the Central Bank and the Chilean government to provide assistance to most Chilean private sector banks and, in the case of certain institutions (accounting for approximately 51% of the total loans in the banking system), the Superintendency of Banks was required to assume control. We were not among the institutions subjected to control by the Superintendency of Banks.

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

The Superintendency of Banks

     Banks are supervised and regulated by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in case of non-compliance, the Superintendency of Banks has the ability to impose sanctions. In extreme cases it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank's by-laws or any increase in its capital.

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

     Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required: (a) banks are required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5% or more of such bank's shares, (b) holders of ADRs must disclose to the Depositary the identity of beneficial owners of ADRs registered under such holders' names, and (c) the Depositary is required to notify either the bank or the Superintendency of Banks as to the identity of beneficial owners of ADRs which such Depositary has registered.

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

Deposit Insurance

     In Chile, the State guarantees up to 90% of the principal amount of certain time deposits of individuals. The State guarantee is subject to a maximum payment of UF108 per person for each calendar year (Ch$1.8 million, or US$3,048 at December 31, 2003).

Reserve Requirements

     Deposits are subject to a reserve requirement of 9% for peso-denominated demand deposits, 3.6% for Chilean peso-denominated time deposits, 9% for dollar of the United States of America and other foreign currency-denominated demand deposits, and 3.6% for dollar-denominated time deposits and other foreign currency-denominated obligations of ours. The Central Bank has statutory authority to increase reserve requirements up to an average of 40% for demand deposits and up to 20% for time deposits, to implement monetary policy.

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

Minimum Capital

     Under the General Banking Law, a bank must have a minimum of UF800,000 of paid-in capital and reserves (Ch$13,536 million or US$ 22.5 million at December 31, 2003).

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

Loan Loss Reserves

     Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. Each bank is also required to maintain a global allowance for loan losses, the amount of which must equal the aggregate amount of its outstanding loans multiplied by the greater of (i) its "risk index", or (ii) 0.75%. See "Selected Statistical Information--Allowance For Loan Losses" for an explanation of the "risk index" and other information regarding our allowance for loan losses. At December 31, 2003, our risk index was 1.3% compared with an average for the financial system as a whole (i.e., all banks and finance companies) of 1.8% as of October 31, the last date in 2003 for which public information was available. See "--Competition--Risk Index".

     Banks in Chile are also required to maintain an individual allowance for loan loss for each past due loan (loans that are overdue as to any payment of principal or interest by 90 or more days). An individual allowance for loan loss equal to 100% is required for each such past due loan or the part thereof that is unsecured if (and to the extent) such past due loans exceed in the aggregate a bank's global allowance for loan loss. At December 31, 2003, the aggregate amount of our potential individual allowances for loan loss was 43.4% of our global allowance for loan losses. A bank may also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances. See "--Selected Statistical Information--Allowance for Loan Losses--Voluntary Allowance For Loan Losses" and
Note 1.k) to the Consolidated Financial Statements.

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

     Rating Agency                                        Short-Term   Long-Term
--------------------------------------------------------  ----------   ---------
Moody's.................................................       P2         Baa3
Standard & Poor's.......................................       A3         BBB-
Fitch Ratings...........................................       F2         BBB-

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

                        SELECTED STATISTICAL INFORMATION

     The following information is included for analytical purposes and should be read in conjunction with our Consolidated Financial Statements as well as "Operating and Financial Review and Prospects". The financial data in the following tables as of and for all year-end periods have been restated in constant Chilean pesos of December 31, 2003. See Note 1.c) to Consolidated Financial Statements.

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

     The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant Chilean pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

                        1 + N(p)                       (1+N(d))(1+D)
                 R(p)=  -------- -1              R(d)= ------------- -1
                          1+I                               1+I


Where:

R(p)   =   real average rate for Chilean peso-denominated assets and liabilities
           (in Ch$ and UF) for the period;

R(d)   =   real average rate for foreign currency-denominated assets and liabilities for the period;

N(p)   =   nominal average rate for Chilean peso-denominated assets and liabilities for the period;

N(d)   =   nominal average rate for foreign currency-denominated assets and liabilities for the period;

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

         (1+0.10)(1+0.05)
  R(d)=  ---------------- -1=3.125% per year
               1+0.12

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

     The following tables show, by currency of denomination, average balances and, where applicable, interest amounts earned and paid average nominal rates and average real rates for our interest earning assets and interest bearing liabilities for the years ended December 31, 2001, 2002 and 2003.

     Outstanding Mortgage finance bonds issued as of December 31, 2001, have been presented net of its corresponding liability. Outstanding Mortgage finance bonds issued prior to year 2001 have not been presented net of its corresponding liability, the same presentation as in previous reports.

                                                               Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                   2001                                  2002                                  2003
                     ----------------------------------    -----------------------------------   -----------------------------------
                                       Average  Average                       Average  Average                      Average  Average
                     Average Interest  nominal     real    Average  Interest  nominal     real    Average Interest  nominal     real
                     balance   earned     rate     rate    balance    earned     rate     rate    balance   earned     rate     rate
                     -------   ------  -------  -------    -------  --------  -------  -------    ------- --------  -------  -------
                                (in millions of constant Ch$ of December 31, 2003, except for rate data)
ASSETS
INTEREST EARNING
    ASSETS
Interbank deposits
  Ch$.............    22,657      487      2.1     (0.4)    23,940       436      1.8     (1.0)    27,242      315      1.2     0.1
  UF..............         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
  Foreign currency     4,581       90      2.0     13.9     10,927       105      1.0      6.6      8,856      131      1.5   (15.5)
     Total........    27,238      577      2.1      2.0     34,867       541      1.6      1.4     36,098      446      1.2    (3.8)
Investments
  Ch$.............   198,280   18,758      9.5      6.7    181,512     7,287      4.0      1.2    205,935    8,645      4.2     3.1
  UF..............   183,019   15,856      8.7      5.9     94,437     5,175      5.5      2.6     63,716    2,705      4.2     3.1
  Foreign currency    67,530    2,029      3.0     15.0    240,758    27,475     11.4     17.7    370,249  (38,758)  (10.5)  (25.5)
     Total........   448,829   36,643      8.2      7.7    516,707    39,937      7.7      9.1    639,900  (27,408)   (4.3)  (13.4)
Commercial loans
  Ch$.............   115,481   14,377     12.4      9.6    193,998    16,116      8.3      5.4    303,874   21,556      7.1     5.9
  UF..............   502,363   50,934     10.1      7.3    428,114    54,496     12.7      9.7    431,799   26,462      6.1     5.0
  Foreign currency   102,196    2,384      2.3     14.3    158,687     8,219      5.2     11.1    158,831   (4,208)    (2.6)  (19.0)
     Total........   720,040   67,695      9.4      8.7    780,799    78,831     10.1      8.9    894,504   43,810      4.9     1.0
Consumer loans
  Ch$.............   143,530   30,901     21.5     18.4    164,753    32,876     20.0     16.7    204,534   40,424     19.8    18.5
  UF..............    20,003    2,225     11.1      8.3     20,838     2,012      9.7      6.7     18,430    1,753      9.5     8.3
  Foreign currency       193        0      0.0     11.7        196         3      1.5      0.0        216        0      0.0   (16.8)
     Total........   163,726   33,126     20.2     17.2    185,787    34,891     18.8     15.6    223,180   42,177     18.9    17.6
Mortgage loans
  Ch$.............         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
  UF..............   241,500   37,103     15.4     12.4    240,143    25,474     10.6      7.6    259,371   23,277      9.0     7.8
  Foreign currency         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
     Total........   241,500   37,103     15.4     12.4    240,143    25,474     10.6      7.6    259,371   23,277      9.0     7.8
Foreign trade loans
  Ch$.............         0        0      0.0      0.0     30,175       512      0.0      0.0     16,090      737      4.6     3.4
  UF..............         0        0      0.0      0.0          0         0      0.0      0.0      3,169       77      2.4     1.3
  Foreign currency   165,680   10,327      6.2     18.6    171,174     7,408      4.3     10.2    211,626    7,433      3.5   (13.8)
     Total........   165,680   10,327      6.2     18.6    201,349     7,920      3.9      8.6    230,885    8,247      3.6   (12.4)
Interbank loans
  Ch$.............     2,884      152      5.3      2.6      3,138        706    22.5     19.2      2,904        0      0.0     0.0
  UF..............         0        0      0.0      0.0        791        466    58.9     54.6          0        0      0.0     0.0
  Foreign currency       113        0     (0.2)    11.5          1          0     0.0      5.6          0        0      0.0     0.0
     Total........     2,997      152      5.1      2.9      3,930      1,172    29.8     26.3      2,904        0      0.0     0.0
Lease contracts
  Ch$.............    12,699       97      0.8     (1.8)    22,405        85      0.4     (2.4)     4,227      341      8.1     6.9
  UF..............    46,928    6,786     14.5     11.6     42,079     6,452     15.3     12.2     74,812    5,550      7.4     6.2
  Foreign currency     3,350      835     25.0     39.5      4,279       -18     (0.4)     5.2     12,644   (1,707)   (13.5)  (28.0)
     Total........    62,977    7,718     12.3     10.4     68,763     6,519      9.5      7.0     91,683    4,184      4.6     1.6
Other outstanding
    loans
  Ch$.............    52,359    1,889      3.6      1.0     54,952     6,766     12.3      9.3     51,593    1,205      2.3     1.2
  UF..............   236,360   20,928      8.9      6.1    265,896    15,026      5.7      2.8    381,200   23,279      6.1     5.0
  Foreign currency        28        0      0.0     11.7         30         0      0.0      0.0         21        0      0.0   (16.8)
     Total........   288,747   22,817      7.9      5.2    320,878    21,792      6.8      3.9    432,814   24,484      5.7     4.5
Past due loans
  Ch$.............    10,153    3,006     29.6     26.3     10,650       719      6.8      3.8     11,467     (571)    (5.0)   (6.0)
  UF..............    29,249      404      1.4     (1.2)    28,768        63      0.2     (2.5)    31,537     (520)    (1.6)   (2.7)
  Foreign currency     1,615        0      0.0     11.7      1,273         0      0.0      5.6      2,225       43      1.9   (15.2)
     Total........    41,017    3,410      8.3      6.1     40,691       782      1.9     (0.6)    45,229   (1,048)    (2.3)   (4.2)
Contingent loans
  Ch$.............     6,300      178      2.8      0.2      6,199       198      3.2      0.4      9,366      198      2.1     1.0
  UF..............    19,219      386      2.0     (0.6)    22,380       334      1.5     (1.3)    26,968      355      1.3     0.2
  Foreign currency    44,812      244      0.5     12.3     45,415       238      0.5      6.2     38,670       84      0.2   (16.6)
     Total........    70,331      808      1.1      7.7     73,994       770      1.0      3.4     75,004      637      0.8    (8.4)
Total interest
    earning assets
  Ch$.............   564,343   69,834     12.4      9.6    691,722    65,701      9.5      6.5    837,232   72,850      8.7     7.5
  UF.............. 1,278,641  134,633     10.5      7.7  1,143,446   109,498      9.6      6.6  1,291,002   82,938      6.4     5.3
  Foreign currency   390,098   15,909      4.1     16.3    632,740    43,430      6.9     12.9    803,338  (36,982)    (4.6)  (20.6)
     Total........ 2,233,082  220,376      9.9      9.7  2,467,908   218,629      8.9      8.2  2,931,572  118,806      4.1    (1.2)
NON-INTEREST EARNING
    ASSETS
Cash and due from
    banks
  Ch$.............   218,399                               237,235                                234,713
  UF..............         0                                     0                                      0


                                                               Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                   2001                                  2002                                  2003
                     ----------------------------------    -----------------------------------   -----------------------------------
                                       Average  Average                       Average  Average                      Average  Average
                     Average Interest  nominal     real    Average  Interest  nominal     real    Average Interest  nominal     real
                     balance   earned     rate     rate    balance    earned     rate     rate    balance   earned     rate     rate
                     -------   ------  -------  -------    -------  --------  -------  -------    ------- --------  -------  -------
 Foreign currency     15,634                                11,849                                 19,701
     Total........   234,033                               249,084                                254,414
                                   (in millions of constant Ch$ of December 31, 2003, except for rate data)
Allowance for loan
    losses
  Ch$.............   -39,183                               (43,421)                               (43,935)
  UF..............         0                                     0                                      0
  Foreign currency         0                                     0                                      0
     Total........   -39,183                               (43,421)                               (43,935)
Bank premises and
    equipment
  Ch$.............    58,233                                57,067                                 56,600
  UF..............         0                                     0                                      0
  Foreign currency         0                                     0                                      0
     Total........    58,233                                57,067                                 56,600
Other assets
  Ch$.............   120,548                                81,498                                107,129
  UF..............       724                                   647                                    701
  Foreign currency    33,766                                62,766                                 28,831
     Total........   155,038                               144,911                                136,661
Total non-interest
    earning assets
  Ch$.............   357,996                               332,379                                354,507
  UF..............       724                                   647                                    701
  Foreign currency    49,400                                74,615                                 48,532
     Total........   408,120                               407,641                                403,740
TOTAL ASSETS
  Ch$.............   922,339   69,834                    1,024,101    65,701                    1,191,739   72,850
  UF.............. 1,279,365  134,633                    1,144,093   109,498                    1,291,703   82,938
  Foreign currency   439,498   15,909                      707,355    43,430                      851,870  (36,982)
     Total........ 2,641,202  220,376                    2,875,549   218,629                    3,335,312  118,806

                                                               Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                   2001                                  2002                                  2003
                     ----------------------------------    -----------------------------------   -----------------------------------
                                       Average  Average                       Average  Average                      Average  Average
                     Average  nterest  nominal     real    Average  Interest  nominal     real    Average Interest  nominal     real
                     balance   earned     rate     rate    balance    earned     rate     rate    balance   earned     rate     rate
                     -------   ------  -------  -------    -------  --------  -------  -------    ------- --------  -------  -------
                                   (in millions of constant Ch$ of December 31, 2003, except for rate data)
LIABILITIES AND
SHAREHOLDERS'
EQUITY
INTEREST BEARING
LIABILITIES
Savings accounts
   Ch$............         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
   UF.............    57,953    3,129      5.4      2.7     58,012     2,201      3.8      1.0     57,340      889      1.6     0.4
   Foreign
   currency.......         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
     Total........    57,953    3,129      5.4      2.7     58,012     2,201      3.8      1.0     57,340      889      1.6     0.4
Time deposits
   Ch$............   249,042   15,662      6.3      3.6    536,443    22,080      4.1      1.3    784,854   28,201      3.6     2.5
   UF.............   567,949   41,508      7.3      4.6    485,569    31,239      6.4      3.5    647,693   15,611      2.4     1.3
   Foreign
   currency.......   136,145    5,281      3.9     16.0    143,276     2,763      1.9      7.6    121,936    1,566      1.3   (15.7)
     Total........   953,136   62,451      6.6      6.0  1,165,288    56,082      4.8      3.0  1,554,483   45,378      2.9     0.6
Central Bank
  borrowings
   Ch$............    13,217      888      6.7      4.0      7,094       298      4.2      1.4      5,463      147      2.7     1.6
   UF.............    13,057    1,014      7.8      5.0      9,942       729      7.3      4.4      7,620      459      6.0     4.9
   Foreign
   currency.......         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
     Total........    26,274    1,902      7.2      4.5     17,036     1,027      6.0      3.1     13,083      606      4.6     3.5
Securities sold
  under
  agreements to
  repurchase
   Ch$............   194,573   14,419      7.4      4.7     73,729     4,829      6.5      3.6    116,543    3,529      3.0     1.9
   UF.............    17,799    1,177      6.6      3.9        375        23      6.1      3.2        214       (4)    (1.9)   (2.9)
   Foreign
   currency.......       355        6      1.7     13.6    152,364     1,458      1.0      6.6    125,990    1,907      1.5   (15.5)
     Total........   212,727   15,602      7.3      4.6    226,468     6,310      2.8      5.6    242,747    5,432      2.2    (7.1)
Mortgage finance
  bonds
   Ch$............         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
   UF.............   253,998   24,586      9.7      6.9    249,516    23,561      9.4      6.5    255,055   18,338      7.2     6.0
   Foreign
   currency.......         0        0      0.0      0.0          0         0      0.0      0.0          0        0      0.0     0.0
     Total.......... 253,998   24,586      9.7      6.9    249,516    23,561      9.4      6.5    255,055   18,338      7.2     6.0
Other interest
  bearing
  liabilities
   Ch$............    84,590    4,208      5.0      2.3     38,585     5,343     13.8     10.7     41,474    1,359      3.3     2.2
   UF.............    95,155    9,923     10.4      7.6    151,925    10,735      7.1      4.1     86,413    5,385      6.2     5.1
   Foreign
   currency.......   114,227    4,300      3.8     15.9    129,259     3,265      2.5      8.3    214,179    2,731      1.3   (15.7)
     Total........   293,972   18,431      6.3      9.3    319,769    19,343      6.0      6.6    342,066    9,475      2.8    (8.3)
Total interest
bearing liabilities
   Ch$............   541,422   35,177      6.5      3.8    655,851    32,550      5.0      2.1    948,334   33,236      3.5     2.4
   UF............. 1,005,911   81,337      8.1      5.4    955,339    68,488      7.2      4.3  1,054,335   40,678      3.9     2.8
   Foreign
   currency.......   250,727    9,587      3.8     15.9    424,899     7,486      1.8      7.5    462,105    6,204      1.3   (15.7)
     Total........ 1,798,060  126,101      7.0      6.4  2,036,089   108,524      5.3      4.3  2,464,774   80,118      3.3    (0.8)


                                                               Year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
                                   2001                                  2002                                  2003
                     ----------------------------------    -----------------------------------   -----------------------------------
                                       Average  Average                       Average  Average                      Average  Average
                     Average Interest  nominal     real    Average  Interest  nominal     real    Average Interest  nominal     real
                     balance   earned     rate     rate    balance    earned     rate     rate    balance   earned     rate     rate
                     -------   ------  -------  -------    -------  --------  -------  -------    ------- --------  -------  -------
                                   (in millions of constant Ch$ of December 31, 2003, except for rate data)
NON-INTEREST BEARING
   LIABILITIES
Non-interest bearing
   demand deposits
  Ch$.............   358,371                               410,759                                408,081
  UF..............    11,569                                12,218                                 30,880
  Foreign
   currency.......    11,888                                   556                                 18,628
   Total..........   381,828                               423,533                                457,589
Contingent
  liabilities
  Ch$.............     6,283                                30,852                                  9,360
  UF..............    19,178                                 3,194                                 26,952
  Foreign
   currency.......    44,965                                40,341                                 38,869
   Total..........    70,426                                74,387                                 75,181
Other non-interest
   bearing
   liabilities
  Ch$.............   107,288                                42,925                                 43,599
  UF..............         0                                    51                                     53
  Foreign
   currency.......    36,959                                49,395                                 35,204
   Total..........   144,247                                92,371                                 78,856
Shareholders' equity
  Ch$.............   246,641                               249,169                                258,912
  UF..............         0                                     0                                      0
  Foreign
   currency.......         0                                     0                                      0
   Total..........   246,641                               249,169                                258,912
Total non-interest bearing
   liabilities and
   shareholders'
   equity
  Ch$.............   718,583                               733,705                                719,952
  UF..............    30,747                                15,463                                 57,885
  Foreign
   currency.......    93,812                                90,292                                 92,701
   Total..........   843,142                               839,460                                870,538
TOTAL LIABLITIES AND
   SHAREHOLDERS' EQUITY
  Ch$............. 1,260,005   35,177                    1,389,556    32,550                    1,668,286   33,236
  UF.............. 1,036,658   81,337                      970,802    68,488                    1,112,220   40,678
  Foreign
   currency.......   344,539    9,587                      515,191     7,486                      554,806    6,204
   Total.......... 2,641,202  126,101                    2,875,549   108,524                    3,335,312   80,118


Changes in Net Interest Revenue and Interest Expense-Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2003 compared to 2002 and for 2002 compared to 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to rate.

                                       Increase (decrease)
                                               from            Net change  Increase (decrease) from   Net change
                                       2001 to 2002 due to        from        2002 to 2003 due to        from
                                            changes in        2001 to 2002        changes in         2002 to 2003
                                     ----------------------   ------------ ------------------------  ------------
                                        Volume         Rate                   Volume        Rate
                                     ---------    ---------                ---------    ---------
                                                    (in millions of constant Ch$ of December 2003)
INTEREST EARNING ASSETS
Interbank deposits
   Ch$.............................         24          (75)        (51)          38         (159)        (121)
   UF..............................          -            -           -            -            -            -
   Foreign currency................         60          (45)         15          (32)          58           26
     Total.........................         84         (120)        (36)           6         (101)         (95)
Investments
   Ch$.............................       (673)     (10,798)    (11,471)       1,025          333        1,358
   UF..............................     (4,854)      (5,827)    (10,681)      (1,304)      (1,166)      (2,470)
   Foreign currency................     19,768        5,678      25,446      (13,556)     (52,677)     (66,233)
     Total.........................     14,241      (10,947)      3,294      (13,835)     (53,510)     (67,345)
Commercial loans
   Ch$.............................      6,522       (4,783)      1,739        7,793       (2,353)       5,440
   UF..............................     (9,450)      13,012       3,562          227      (28,261)     (28,034)
   Foreign currency................      2,926        2,909       5,835           (4)     (12,423)     (12,427)
     Total.........................         (2)      11,138      11,136        8,016      (43,037)     (35,021)
Consumer loans
   Ch$.............................      4,235       (2,260)      1,975        7,862         (314)       7,548
   UF..............................         81         (294)       (213)        (229)         (30)        (259)
   Foreign currency................          -            3           3            -           (3)          (3)
     Total.........................      4,316       (2,551)      1,765        7,633         (347)       7,286
Mortgage loans
   Ch$.............................          -            -           -            -            -            -
   UF..............................       (145)     (11,484)    (11,629)       1,725       (3,922)      (2,197)
   Foreign currency................          -            -           -            -            -            -
     Total.........................       (145)     (11,484)    (11,629)       1,725       (3,922)      (2,197)
Foreign trade loans
   Ch$.............................        512            -         512         (645)         870          225
   UF..............................          -            -           -           77            -           77
   Foreign currency................        238       (3,157)     (2,919)       1,421       (1,396)          25
     Total.........................        750       (3,157)     (2,407)         853         (526)         327
Interbank loans
   Ch$.............................         58          496         554            1         (707)        (706)
   UF..............................        466            -         466            -         (466)        (466)
   Foreign currency................          -            -           -            -            -            -
     Total.........................        524          496       1,020            1       (1,173)      (1,173)
Lease contracts
   Ch$.............................         36          (49)        (13)      (1,466)       1,722          256
   UF..............................       (744)         410        (334)       2,428       (3,330)        (902)
   Foreign currency................         (3)        (849)       (852)      (1,129)        (560)      (1,689)
     Total.........................       (711)        (488)     (1,199)        (167)      (2,168)      (2,335)
Other outstanding loans
   Ch$.............................        320        4,557       4,877          (77)      (5,484)      (5,561)
   UF..............................      1,669       (7,571)     (5,902)       7,041        1,212        8,253
   Foreign currency................          -            -           -            -            -            -
     Total.........................      1,989       (3,014)     (1,025)       6,964       (4,272)       2,692
Past due loans
   Ch$.............................         34       (2,321)     (2,287)         (41)       (1,249)      (1,290)
   UF..............................         (1)        (340)       (341)         (46)         (537)        (583)
   Foreign currency................          -            -           -           18            25           43
    Total..........................         33       (2,661)     (2,628)         (69)       (1,761)      (1,830)


                                       Increase (decrease)
                                               from            Net change  Increase (decrease) from   Net change
                                       2001 to 2002 due to        from        2002 to 2003 due to        from
                                            changes in        2001 to 2002        changes in         2002 to 2003
                                     ----------------------   ------------ ------------------------  ------------
                                        Volume         Rate                   Volume        Rate
                                     ---------    ---------                ---------    ---------
                                                    (in millions of constant Ch$ of December 2003)
Contingent loans
   Ch$.............................         (3)          23          20           67           (67)           -
   UF..............................         47          (99)        (52)          60           (39)          21
   Foreign currency................          4          (10)         (6)         (14)         (140)        (154)
    Total..........................         48          (86)        (38)         113          (246)        (133)
Total interest earning assets
   Ch$.............................     11,065      (15,210)     (4,145)      14,557        (7,408)       7,149
   UF..............................    (12,931)     (12,193)    (25,124)       9,979       (36,539)     (26,560)
   Foreign currency................     22,993        4,529      27,522      (13,296)      (67,116)     (80,412)
    Total..........................     21,127      (22,874)     (1,747)      11,240      (110,063)     (99,823)

INTEREST BEARING LIABILITIES
Saving accounts
   Ch$.............................          -            -           -            -             -            -
   UF..............................          2         (930)       (928)         (10)       (1,302)      (1,312)
   Foreign currency................          -            -           -            -             -            -
    Total..........................          2         (930)       (928)         (10)       (1,302)      (1,312)
Time deposits
   Ch$.............................     11,829       (5,411)      6,418        8,926        (2,805)       6,121
   UF..............................     (5,300)      (4,969)    (10,269)       3,908       (19,536)     (15,628)
   Foreign currency................        138       (2,656)     (2,518)        (274)         (923)      (1,197)
    Total..........................      6,667      (13,036)     (6,369)      12,560       (23,264)     (10,704)
Central Bank borrowings
   Ch$.............................       (257)        (333)       (590)         (44)         (107)        (151)
   UF..............................       (228)         (57)       (285)        (144)         (130)        (270)
   Foreign currency................          -            -           -
    Total..........................       (485)        (390)       (875)        (184)         (237)        (421)
Securities  sold  under  agreements                                                -             -            -
   to repurchase
   Ch$.............................     (7,915)      (1,675)     (9,590)       1,296        (2,596)      (1,300)
   UF..............................     (1,069)         (85)     (1,154)           3           (30)         (27)
   Foreign currency................      1,455           (3)      1,452         (399)          848          449
    Total..........................     (7,529)      (1,763)     (9,292)         900         (1778)        (878)
Mortgage finance bonds
   Ch$.............................          -            -           -            -             -            -
   UF..............................       (423)        (602)     (1,025)         398        (5,621)      (5,223)
   Foreign currency................          -            -           -            -             -            -
    Total..........................       (423)        (602)     (1,025)         398        (5,621)      (5,223)
Other interest bearing liabilities
   Ch$.............................     (6,370)       7,505       1,135           95        (4,079)      (3,984)
   UF..............................      4,011       (3,199)        812       (4,083)       (1,267)      (5,350)
   Foreign currency................        380       (1,415)     (1,035)       1,083        (1,617)        (534)
    Total..........................     (1,979)       2,891         912       (2,905)       (6,963)      (9,868)
Total interest bearing liabilities
   Ch$.............................     (2,713)          86      (2,627)      10,273        (9,587)         686
   UF..............................     (3,007)      (9,842)    (12,849)          76       (27,886)     (27,810)
   Foreign currency................      1,973       (4,074)     (2,101)         410        (1,692)      (1,282)
    Total..........................     (3,747)     (13,830)    (17,577)      10,759       (39,165)     (28,406)

Interest Earning Assets--Net Interest Margin

     The following table analyzes, by currency of denomination, our levels of average interest earning assets and net interest, and illustrates the comparative margins realized, for each of the periods indicated:

                                                              Year ended December 31,
                                                  -----------------------------------------------
                                                    2001               2002                2003
                                                  ---------         ---------          ---------
                                                (in millions of constant Ch$ of December 31, 2003,
                                                              except for percentages)

Total average interest earnings assets
   Ch$........................................      564,344           691,723            837,232
   UF.........................................    1,278,641         1,143,444          1,291,002
   Foreign currency...........................      390,098           632,740            803,338
                                                  ---------         ---------          ---------
     Total....................................    2,233,083         2,467,907          2,931,572
                                                  =========         =========          =========
Net interest earned(1)
   Ch$........................................       34,666            33,151             39,614
   UF.........................................       53,287            41,008             42,260
   Foreign currency...........................        6,322            35,945            (43,186)
                                                  ---------         ---------          ---------
     Total....................................       94,275           110,104             38,688
                                                  =========         =========          =========
Net interest margin(2)
   Ch$........................................         6.14%             4.79%              4.73%
   UF.........................................         4.17              3.59               3.27
   Foreign currency...........................         1.62              5.68              (5.38)
                                                  ---------         ---------          ---------
     Total....................................         4.22%             4.46%              1.32%
                                                  =========         =========          =========

----------------------
(1) Net interest earned is defined as interest revenue earned less interest expense incurred.

(2) Net interest margin is defined as net interest earned divided by average interest earning assets

Return on Equity and Assets

     The following table presents certain of our selected financial ratios for the periods indicated:

                                                               Year ended December 31,
                                                  ----------------------------------------------
                                                     2001               2002               2003
                                                  ---------         ---------          ---------
                                                 (in millions of constant Ch$ of December 31, 2003,
                                                               except for percentages)
Net income....................................       15,488            20,458             27,108
Average total assets..........................    2,641,203         2,875,549          3,335,312
Average shareholders' equity..................      246,641           249,169            258,912
Net income as a percentage of:
    Average total assets......................         0.59%             0.71%              0.81%
    Average shareholders' equity..............         6.28              8.21              10.47
    Average shareholders' equity as a
    percentage of  average total assets.......         9.34              8.67               7.76
Dividend paid ratio (percentage)(1)...........        99.98             99.99              99.99

----------------------
(1) Calculated by dividing dividends declared per share by net income per share, for each year.

Investment Portfolio

     The following table sets forth our investments in Chilean government and corporate securities and certain other investments as of December 31, 2001, 2002 and 2003. All other investments are carried at market value.

                                                                                                       December 31,
                                                                                                      2003 Weighted
                                                                   Year ended December 31,               Average
                                                            --------------------------------------    -------------
                                                             2001            2002           2003       Nominal Rate
                                                            -------        -------         -------    -------------
                                                              (in millions of constant Ch$ of December 31, 2003)
Government securities:
   Central Bank securities...............................   189,530        290,665         209,698          3.78
     Subtotal............................................   189,530        290,665         209,698          3.78
Investments purchased under agreements to resell.........     9,675         56,616           8,421          2.55
Investment collateral under agreements to
   .repurchase:
   Central Bank securities...............................   149,291        205,613         128,567          3.81
   Negotiable time deposits in Chilean financial
     institutions........................................    21,500         16,871          74,049          4.00
      Subtotal...........................................   170,791        222,484         202,616          3.88
Other investments:
   Negotiable time deposits in domestic financial
     institutions........................................    15,745         43,787         110,621          3.35
   Other marketable securities...........................     8,428         38,788          51,234          5.64
      Subtotal...........................................    24,173         82,574         161,855          4.07
                                                            -------        -------
      Total investments..................................   394,169        652,339         582,590          3.88
                                                            =======        =======

----------------------

     The above table includes Central Bank securities available for sale which have the following maturity dates:

                                                                                          At December 31, 2003
                                                                                        -----------------------
                                                                                        (in millions of constant
                                                                                        Ch$ of December 31, 2003)
Due in one year or less..........................................................                         88,881
Due from one year to five years..................................................                         11,474
      Total......................................................................                        100,355


Loan Portfolio

     The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

                                            1999             2000            2001            2002           2003
                                           -------         -------         -------         -------       -------
Commercial loans...................        627,520         692,522         827,556         836,807       958,741
Mortgage loans:
    Residential loans..............        178,619         160,731         148,333         147,615       148,964
    Other..........................         87,896          89,035          95,538         108,409       113,758
       Subtotal....................        266,515         249,766         243,871         256,024       262,722
Consumer loans.....................        129,251         156,320         177,875         206,635       233,435
Foreign trade loans................        142,783         155,168         150,345         235,857       217,958
Interbank loans....................         10,718          16,110           1,043           --              --
Lease contracts....................         59,192          58,094          66,673          84,568        99,585

                                             1999            2000            2001            2002           2003
                                           -------         -------         -------         -------       -------
Other outstanding loans:
    Lines of credit--individuals....        18,543          19,499          17,482          17,937        18,581
    Lines of credit--companies......        23,135          49,492          16,363          36,597        29,558
    Mortgages financed by Central
       Bank lines of credit........          9,372           7,024           6,484           3,682         2,643
    Mortgages financed by the
       Bank's general borrowings...        118,180         214,917         239,316         313,244       469,670
    Other..........................            935           1,418           5,667             917           773
                                         ---------       ---------       ---------       ---------
    Subtotal.......................        170,165         292,350         285,312         372,377       521,225
Past due loans.....................         25,730          30,679          39,040          41,743        45,869
                                         ---------       ---------       ---------       ---------
    Subtotal.......................      1,431,874       1,651,009       1,791,715       2,034,011     2,339,535
Contingent loans...................         64,244          70,522          67,856          85,538        71,941
                                         ---------       ---------       ---------       ---------
       Total loans.................      1,496,118       1,721,531       1,859,571       2,119,549     2,411,476
                                         =========       =========       =========       =========

     The loan categories are as follows:

     Commercial loans are long-term and short-term loans made in Chilean pesos, on a variable or fixed rate basis, primarily to finance working capital or capital expenditures. Loans to individuals and businesses with terms that do not meet the definitions of any of the other loan categories below are also included in commercial loans. See "--Lines of Business".

     Mortgage loans are principally inflation-indexed, fixed-rate, long-term loans financed specifically by mortgage finance bonds, with monthly payments of principal and interest collateralized by real estate mortgages. At the time of approval, the amount of a bond-financed mortgage loan may not be more than 75% of the lower of the purchase price or appraised value of the mortgaged property. Under Mortgage loans, unless specified separately, we also include other mortgages ("Mutuos"), which are inflation-indexed, fixed or variable-rate, long-term loans financed by the Bank's general borrowing, with monthly payments of principal and interest collateralized by real estate mortgages. At the time of approval, the amount of such mortgage loan usually does not exceed 80% of the lower of the purchase price or appraised value of the mortgaged property. Residential mortgage loans relate to loans to individuals for housing, and other mortgage loans are made to finance the purchase of undeveloped land, office buildings and other real estate. See "--Lines of Business". We offer a product in which a mortgage loan is complemented by a commercial loan that covers the remaining 20% of the price of the property, thus allowing qualified clients to acquire the property without any down payment. The product has received favorable reviews in the market.

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

Risks of the Loan Portfolio

     Our management believes that certain of our principal loan products have the following risk characteristics:

     Commercial Loans. Our loans for working capital, capital expenditures and similar purposes have experienced an increase in the risk index from 0.79% at December 31, 2002 to 1.28% at December 31, 2003.

     The variation in the risk index of our commercial loan portfolio is attributable mainly to a decrease in the volume of B category loans as a percentage of total loans, from 3.5% in 2002 to 2.5% in 2003. Such decrease comes from our policy, applied since the third quarter of 1998, of acknowledging all real and potential risk in loans and of assigning loan classifications according to the most unfavorable projections. See "--Competition--Risk Index". The quality of our commercial loan portfolio has been adversely affected by a decrease in the rate of growth of the Chilean economy during the years 1998 and 1999, a sharp increase in interest rates between late 1997 and September 1998, and an increase in the general level of indebtedness of our customers due to the economic crisis of 1998-1999, from which there has been no significant recovery yet. Nevertheless, the stabilization of the economic conditions has resulted in a slow improvement on the quality of our loan portfolio. The quality of our commercial loan portfolio is likely to be adversely affected in the future by a decrease in the rate of growth of the Chilean economy, an increase in interest rates or an increase in the general level of indebtedness of our customers and regulatory changes (such as tax rules and labor regulations) that could impose additional operating costs on Chilean companies or on companies operating in certain sectors of the Chilean economy.

     Mortgage Loans. Our mortgage loans have shown a level of risk which has decreased from 0.72% at December 31, 2002 to 0.61% at December 31, 2003.

     The quality of our mortgage loan portfolio has been adversely affected by the unfavorable conditions of the Chilean economy, favorably affected by a decrease in interest rates, and adversely affected by an increase in the general level of indebtedness of our customers due to the economic conditions prevailing over recent years. As economic conditions improved, even though the level of economic activity is still depressed, the quality of our mortgage loan portfolio has begun a slow recovery.

     Chilean banking regulations currently limit the amount of a residential mortgage loan financed by a Mortgage Finance Bond to 75% of the value of the property. If the loan is not financed with a Mortgage Finance Bond it can finance up to 80% of the value of the property. Such value is established by the regulations as the lesser of (i) the purchase price of the property securing the loan, and (ii) the appraised value of such property. In addition, our policy is not to make a residential mortgage loan if the monthly payments on such loan exceed 25% of the household's monthly after-tax income.

     Consumer Loans. The level of risk in our consumer loans has decreased from approximately 2.85% at December 31, 2002 to approximately 2.82% at December 31, 2003. Such decrease in the risk level of our consumer loans is a consequence of a year where the unemployment rate leveled and later decreased and the level of economic activity in the Chilean economy began showing signs of recovery, though the unfavorable economic conditions still remain.

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

     Leasing. The risk index from our leasing operations has not exceeded 4.13% at the end of each of the previous five years and at December 31, 2003 was approximately 2.22%.

Maturity and Interest Rate Sensitivity of Loans

     The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2003:

                           Balance at                Due after    Due after    Due after    Due after
                            December                  1 month      6 months      1 year      3 years
                              31,       Due within   but within   but within   but within   but within   Due after
                              2003       1 month      6 months    12 months     3 years      5 years      5 years
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                             (in millions of constant Ch$ of December 31, 2003)
Commercial loans........      958,741      189,604      224,670      116,547      169,916      130,768      127,836
Mortgage loans:
   Residential .........      148,964        1,412        5,142        6,700       24,137       21,396       90,177
   Other................      113,758          753        3,831        4,638       19,076       19,436       66,024
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Subtotal...........      262,722        2,165        8,973       11,338       43,213       40,832      156,201
Consumer loans..........      233,435        8,136       26,160       37,767       95,853       46,423       19,096
Foreign trade loans.....      217,958       39,039      104,323       33,330       31,756        9,510            0
Interbank loans.........            0            0            0            0            0            0            0
Lease contracts.........       99,585        3,368        9,626        9,957       18,675       22,701       35,258
Other outstanding loans.      521,225        7,496       32,021       19,152       37,944       31,856      392,756
Past due loans..........       45,869       45,869            0            0            0            0            0
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Subtotal...........    2,339,535      295,677      405,773      228,091      397,357      282,090      730,547
Contingent loans........       71,941       13,692       35,596        2,248       20,056          349            0
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Total loans........    2,411,476      309,369      441,369      230,339      417,413      282,439      730,547
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========

     The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2003 (not including contingent loans). See also "Operating and Financial Review and Prospects--Asset and Liability Management--Interest Rate Sensitivity."

                                                        At December 31, 2003
                                                      -------------------------
                                                      (in millions of constant
                                                      Ch$ of December 31, 2003)
Variable rate
   Ch$                                                           80,895
   UF  ...........................................               74,057
   Foreign currency...............................               96,117
     Total........................................              251,069
Fixed rate
   Ch$                                                          215,611
   UF  ...........................................              917,397
   Foreign currency...............................               25,916
     Total........................................            1,158,924
                                                              ---------
        Total.....................................            1,409,993
                                                              =========

Loans by Economic Activity

     The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower's principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table includes outstanding contingent loans amounting to Ch$67,856 million in 2001, Ch$85,538 million in 2002, and Ch$71,941 million in 2003.

                                                                       At December 31,
                                           -----------------------------------------------------------------------
                                                    2001                     2002                     2003
                                           ----------------------   ----------------------   ---------------------
                                                      Percentage                Percentage              Percentage
                                              Loan      of loan        Loan       of loan       Loan      of loan
                                           portfolio   portfolio    portfolio    portfolio   portfolio   portfolio
                                           ---------  -----------   ---------    ---------   ---------   ---------
                                           (in millions of constant Ch$ of December 31, 2003 except for percentages)
AGRICULTURE, LIVESTOCK, FORESTRY, FISHING
   Agriculture............................   36,084        1.94%       41,265        1.95%      40,526       1.68%
   Livestock..............................   11,241        0.60%       18,956        0.89%      21,540       0.89%
   Forestry...............................    2,323        0.12%        2,208        0.10%       1,043       0.04%
   Fishing................................   34,378        1.85%       38,571        1.82%      35,019       1.45%
                                          ---------      -------    ---------    ---------
     Subtotal.............................   84,026        4.52%      101,000        4.77%      98,128       4.07%
MINING
   Coal, stone and clay extraction........      217        0.01%        9,842        0.46%       9,160       0.38%
   Metallic mineral extraction............   16,498        0.89%       56,859        2.68%      34,028       1.41%
   Extraction of other minerals...........   10,650        0.57%       10,704        0.51%       6,422       0.27%
                                          ---------      -------    ---------    ---------
     Subtotal.............................   27,365        1.47%       77,405        3.65%      49,610       2.06%
MANUFACTURING
   Automobile industry....................    1,538        0.08%          510        0.02%           -       0.00%
   Food, beverages and tobacco............   41,301        2.22%       67,747        3.20%      67,808       2.81%
   Textiles, clothing and leather goods...   14,898        0.80%        6,496        0.31%       8,533       0.35%
   Wood and wood products, including
     furniture............................    8,274        0.44%       35,890        1.69%      21,139       0.88%
   Paper, paper products, printing and
     publishing...........................   11,337        0.61%       30,895        1.46%      23,464       0.97%
   Chemical products derived from oil,
     coal, rubber and plastic.............   13,744        0.74%       14,608        0.69%      21,220       0.88%
   Production of non-mineral products.....    7,026        0.38%        4,097        0.19%       7,131       0.30%
   Basic metal industries.................   12,668        0.68%       11,770        0.56%       5,740       0.24%
   Production of machines, equipment and
     other metal goods....................    9,672        0.52%       16,841        0.79%      15,306       0.63%
   Other manufacturing industries.........    2,443        0.13%          648        0.03%         989       0.04%
                                          ---------      -------    ---------    ---------
     Subtotal.............................  122,901        6.61%      189,502        8.94%     171,330       7.10%
ELECTRICITY, GAS AND WATER
   Electricity, gas and steam.............   42,311        2.28%       65,316        3.08%      85,053       3.53%
   Collection and distribution of water...   29,864        1.61%       29,670        1.40%      62,981       2.61%
                                          ---------      -------    ---------    ---------
   Subtotal...............................   72,175        3.88%       94,986        4.48%     148,034       6.14%
CONSTRUCTION
   Residential buildings..................  115,082        6.19%      116,134        5.48%     132,130       5.48%
   Non-residential buildings..............   78,492        4.22%       20,585        0.97%      43,513       1.80%
   Other constructions....................   13,706        0.74%       35,891        1.69%           3       0.00%
                                          ---------      -------    ---------    ---------
     Subtotal.............................  207,280       11.15%      172,610        8.14%     175,646       7.28%
TRADE
   Wholesale..............................   25,482        1.37%       32,358        1.53%     128,707       5.34%
   Retail.................................  114,027        6.13%      124,738        5.89%     122,191       5.07%
   Restaurants and hotels.................    6,336        0.34%        9,629        0.45%      12,848       0.53%
   Imports................................   51,804        2.79%       27,612        1.30%           -       0.00%
   Exports................................   33,023        1.78%       25,477        1.20%           -       0.00%
                                          ---------      -------    ---------    ---------
     Subtotal.............................  230,672       12.40%      219,814       10.37%     263,746      10.94%
TRANSPORT, STORAGE AND COMMUNICATIONS
   Transport and storage..................   23,598        1.27%       60,385        2.85%      99,805       4.14%
   Communications.........................   29,026        1.56%        5,353        0.25%      15,129       0.63%
                                          ----------     -------    ---------    ---------
     Subtotal.............................   52,624        2.83%       65,738        3.10%     114,934       4.77%
FINANCIAL SERVICES
   Financial companies....................  130,958        7.04%      108,962        5.14%     107,332       4.45%
   Insurance..............................   14,141        0.76%          732        0.03%       1,693       0.07%
   Real estate............................   85,589        4.60%       80,701        3.81%      67,743       2.81%

                                                                       At December 31,
                                          ------------------------------------------------------------------------
                                                    2001                     2002                     2003
                                          ----------------------    ----------------------   ---------------------
                                                      Percentage                Percentage              Percentage
                                              Loan      of loan        Loan       of loan       Loan      of loan
                                           portfolio   portfolio    portfolio    portfolio   portfolio   portfolio
                                          ----------  ----------    ---------    ---------   ---------   ---------
                                           (in millions of constant Ch$ of December 31, 2003 except for percentages)
     Subtotal.............................  230,688       12.41%      190,395        8.98%     176,768       7.33%
SERVICES
   Public administration and defense......    7,198        0.39%        5,682        0.27%       9,973       0.41%
   Health services........................    3,522        0.19%        3,698        0.17%      22,956       0.95%
   Social services........................   38,416        2.07%      102,224        4.82%     115,370       4.78%
   Leisure services.......................    2,252        0.12%        1,624        0.08%       3,691       0.15%
   Personal and home services.............    7,984        0.43%        4,578        0.22%       7,161       0.30%
   International organizations............        2        0.00%            3        0.00%         217       0.01%
   Enterprise services....................  127,208        6.84%       82,510        3.89%      57,253       2.37%
   Other services.........................   68,472        3.68%      141,398        6.67%     141,162       5.85%
                                          ---------      -------    ---------      -------
     Subtotal.............................  255,054       13.72%      341,717       16.12%     357,783      14.84%
INDIVIDUALS
   Consumer loans.........................  180,089        9.68%      207,079        9.77%     234,138       9.71%
   Residential mortgage loans.............  396,697       21.33%      459,303       21.67%     621,359      25.77%
     Subtotal.............................  576,786       31.02%      666,382       31.44%     855,497      35.48%
                                          ---------      -------    ---------      -------
TOTAL.....................................1,859,571      100.00%    2,119,549      100.00%   2,411,476     100.00%
                                          =========      =======    =========      =======                 ======

Foreign Country Loans Outstanding

     Our cross-border loans are principally trade-related. These included loans in 2001 and 2002, to foreign financial institutions, some of them under the ALADI payments system. ALADI is a series of arrangements among Latin American countries designed to facilitate trade financing by providing to a cross-border lender in a participating country the guarantee of its own central bank of amounts due in connection with a qualifying transaction. At December 31, 2003, none of our outstanding loans to foreign borrowers were under the ALADI programs. These percentages are lower than those observed in 2002 due to overall decrease in foreign country loans. The Bank has a policy of decreasing its exposure to Brazil and Venezuela.

                                         2001            2002           2003
                                        ------          ------         ------
                                    (in millions of constant Ch$ of December 31,
                                                        2002)
Argentina........................       22,312           9,880          17,919
Brazil...........................       30,662          27,016           5,738
Cayman Islands...................       17,140          18,948          15,581
Peru.............................          140             168             108
Venezuela........................       12,556          12,229           4,494
Mexico...........................          235             354              22
Costa Rica.......................        5,023           4,363           5,665
Italy ...........................          190              31               -
Colombia.........................           25              98              28
South Korea .....................            -           3,206             396
Aruba............................        7,516               -               -
China............................        3,206               -           1,541
United States of America.........            -           3,814               -
Uruguay..........................       11,625           8,634           7,201
Panama...........................            -               -           2,149
Other............................        1,573             131              94
                                       -------          ------          ------
     Total.......................      112,203          88,872          60,936
                                       =======          ======          ======

     We also maintain deposits abroad (primarily demand deposits) as needed to conduct our foreign trade transactions. The table below lists the largest amounts of foreign deposits by country for the years ended December 31, 2001, 2002 and 2003:

                                           Year ended December 31, 2003
                                         2001            2002           2003
                                        ------          ------         ------
                                   (in millions of constant Ch$ of December 31,
                                                      2003)
United States....................       36,402             738             923
Germany..........................           82              98             266
Spain............................          490             341          11,114
United Kingdom...................           32              83              37
Canada...........................            1               1              13
France...........................            2               -               -
Japan............................            -           1,750              22
Other............................          105              75              79
                                       -------          ------          ------
Total............................       37,114           3,086          12,454
                                       =======          ======          ======

Credit Approval Process

     We manage our credit risks in accordance with policies and rules developed by the Credit Division and approved by the General Manager and the Board of Directors. The policies and rules, which are set forth in our credit manual, define, among other factors, (i) the responsibilities of the various units participating in the credit approval process, (ii) the business segments and markets which constitute our strategic targets, (iii) quantitative and qualitative standards by business area (e.g., corporate banking, retail banking, international operations), and (iv) the composition of the committee responsible for the approval of each transaction.

     Our credit risk policies and rules in effect since late 1998 are as follows:

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

     The following table lists our committees from which credit approval is required depending upon total risk exposure:

                                                                         Limit in Millions of Ch$(1)
                                                          ----------------------------------------------------
                                                             Without
Level(3)             Approved by:                          Collateral    "B" Collateral(2)   "A" Collateral(2)
-------- ------------------------------------------       -----------    -----------------   -----------------
  1.     Sectorial Analysis & Risk Management
           Committee (A.S.G.R.C) (Spain)...........       Above 2,500          Above 2,500         Above 2,500
  2.     General Manager's Committee( CTO).........       Up to 7,000          Up to 7,000         Up to 7,000
  3.     Risk Division's Committee (CRD)...........       Up to 5,000          Up to 5,000         Up to 5,000
  4.     Treasury and Fund Adm. Manager............       Up to 1,500          Up to 1,500         Up to 1,500
  4.     Corporate Banking Manager.................         Up to 250            Up to 250           Up to 250
  4.     Commercial and Personal Banking
           Division Manager........................         Up to 250            Up to 250           Up to 250
  4.     Commercial Banking Area Manager...........                25                   50                 100
  4.     Branches (Commercial Banking).............             10/20                25/40               50/75
  4.     Branches (Personal Banking)...............               2/8                 5/20               15/40

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

     The composition of each of the above approving committees is as follows:

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

     Consumer Loans: Include financing arising from the use of credit cards and loans granted to individuals. Their purpose is to finance the acquisition of consumer goods and payment of services in an amount that does not exceed UF550. Their repayment is generally made in equal monthly installments. Consumer loans also include loans related to the use of credit cards.

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

                                                                                                           Required
Classification        Commercial Loans (1)       Residential Mortgage Loans      Consumer Loans          Provisions(2)
--------------  ----------------------------     --------------------------     -----------------------  -------------
      "A"       Loans which are not expected     Interest and principal         Interest and principal         0%
                to default                       payments are current           payments are current
      "B"       Loans with probability of        Payments are up to 6           Payments are up to 1           1%
                default of less than 5%          months overdue                 month overdue
     "B-"       Loans with probability of        Payments are over 6            Payments are overdue by       20%
                default between 5% and 39%       months overdue                 1 to 2 months
      "C"       Loans with probability of        Not applicable(3)              Payments are overdue by       60%
                default between 40% and 79%                                     2 to 4 months
      "D"       Loans with probability of        Not applicable(3)              Payments are overdue by       90%
                default between 80% and 100%                                    over 4 months

------------

(1) We determine the "potential loss" of commercial loans based on (i) the financial condition of the customer; (ii) the past payment behavior of the customer; (iii) the collateral or guarantee, if any, provided to us in connection with the loan, and the market or liquidation value of such collateral or guarantee; and (iv) the outlook for the economic sector or industry in which the customer is engaged in its business activities.
(2) Certain commercial loans in excess of UF25,000 classified as "A" or "B" are deemed to present an additional level of risk and thus require an additional allowance of 5% of the aggregate amount of such loans, even if there is no evident loss. The additional level of risk is deemed to exist when such loans cover over 50% of the total financing of a project or when the loan term exceeds three years and no guarantees exist in addition to those related directly to the project.
(3) These categories are not applicable to residential mortgage loans, except in the case of loans acquired from the Asociacion Nacional de Ahorro (National Association of Savings and Loans or "ANAP"). ANAP loans may have additional levels of risk and thus require an allowance of between 40% and 79% in category "C" and greater than 79% in category "D".

     The loan classification guidelines of the Superintendency of Banks applicable to commercial loans require that we classify the greater of (i) the commercial loans outstanding to our 400 largest debtors or (ii) the commercial loans outstanding to the number of our largest debtors whose commercial loans aggregate at least 75% of the total amount of loans included in our commercial loan portfolio. Such guidelines also require us to classify 100% of our residential mortgage loans and 100% of our consumer loans. For these purposes, the loan amount includes outstanding principal (whether or not past due) and accrued and unpaid interest.

     In 2002 the Superintendency of Banks amended its guidelines applicable to consumer loans, requiring us to classify our "A"-rated consumer loan portfolio in five subcategories according to a formula developed by ourselves based on the expected loss on the total amount of each loan. This regulation went into effect on January 1, 2004.

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

                                                           At December 31, 1999
                                 ----------------------------------------------------------------------------
                                                               Residential                      Percentage of
                                  Commercial     Consumer        mortgage                         evaluated
           Category                  loans         loans          loans       Total loans          loans
------------------------------   -----------     --------      -----------    -----------       -------------
                                  (in millions of constant Ch$ of December 31, 2003 except for percentages)
A.............................     643,176        112,256        275,978        1,031,410           74.21%
B.............................     245,075         10,572         27,803          283,450           20.39%
B-............................      36,548          2,554          9,576           48,678            3.50%
C.............................      19,024          2,285            469           21,778            1.57%
D.............................       2,180          2,372              0            4,552            0.33%
                                 ---------        -------        -------        ---------          ------
   Total of evaluated loans...     946,003        130,039        313,826        1,389,868          100.00%
                                 =========        =======        =======        =========          ======
   Total loans................   1,052,255        130,039        313,826        1,496,120
                                 =========        =======        =======        =========
   Percentage evaluated.......       89.90%        100.00%        100.00%          92.90%


                                                           At December 31, 2000
                                 ----------------------------------------------------------------------------
                                                               Residential                      Percentage of
                                  Commercial     Consumer        mortgage                         evaluated
           Category                 loans           loans         loans       Total loans          loans
------------------------------   -----------     --------      -----------    -----------       -------------
                                  (in millions of constant Ch$ of December 31, 2003 except for percentages)
A.............................     766,241        140,169        340,578        1,246,988           77.54%
B(1)..........................     229,453         10,232         33,574          273,259           16.99%
B-............................      49,224          2,658         11,050           62,932            3.91%
C.............................      13,423          2,149            406           15,978            0.99%
D.............................       7,346          1,768              0            9,114            0.57
                                 ---------        -------        -------        ---------          ------
   Total of evaluated loans...   1,065,687        156,976        385,608        1,608,271          100.00%
                                 =========        =======        =======        =========          ======
   Total loans................   1,178,945        156,976        385,608        1,721,529
                                 =========        =======        =======        =========
   Percentage evaluated.......       90.41%        100.00%        100.00%           93.43%

                                                                At December 31, 2001
                                 ----------------------------------------------------------------------------
                                                               Residential                      Percentage of
                                  Commercial     Consumer        mortgage                         evaluated
           Category                  loans         loans           loans      Total loans          loans
------------------------------   -----------     --------      -----------    -----------       -------------
                                  (in millions of constant Ch$ of December 31, 2003, except for percentages)
A.............................     830,646        154,159        340,086        1,324,891           76.25%
B.............................     264,435         15,290         42,524          322,249           18.55%
B-............................      50,136          4,272         13,717           68,125            3.92%
C.............................      14,072          2,753            369           17,194            0.99%
D.............................       3,077          1,932              0            5,009            0.29%
                                 ---------        -------        -------        ---------          ------
   Total of evaluated loans...   1,162,366        178,406        396,696        1,737,468          100.00%
                                 =========        =======        =======        =========          ======
   Total loans................   1,284,469        178,406        396,696        1,859,571
                                 =========        =======        =======        =========
   Percentage evaluated.......       90.49%        100.00%        100.00%           93.43%


                                                          At December 31, 2002
                                 ----------------------------------------------------------------------------
                                                              Residential                       Percentage of
                                 Commercial      Consumer       mortgage                          evaluated
           Category                loans           loans          loans       Total loans           loans
------------------------------   -----------     --------      -----------    -----------       -------------
                                  (in millions of constant Ch$ of December 31, 2003, except for percentages)
A.............................     944,730        173,347        398,947        1,517,024           76.34%
B.............................     310,892         22,586         46,804          380,282           19.14%
B-............................      48,857          4,798         13,240           66,895            3.37
C.............................      11,558          3,800            311           15,669            0.79%
D.............................       4,563          2,700              0            7,263            0.37%
                                 ---------        -------        -------        ---------          ------
   Total of evaluated loans...   1,320,600        207,231        459,302        1,987,133          100.00%
                                 =========        =======        =======        =========          ======
   Total loans................   1,453,016        207,231        459,302        2,119,549
                                 =========        =======        =======        =========
   Percentage evaluated.......       90.91%        100.00%        100.00%           93.77%

                                                          At December 31, 2003
                                 ----------------------------------------------------------------------------
                                                              Residential                      Percentage of
                                 Commercial      Consumer       mortgage                         evaluated
           Category                 loans          loans         loans         Total loans         loans
------------------------------   -----------     --------      -----------    -----------       -------------
                                     (in millions of constant Ch$ of December 31, 2003 except for percentages)
A.............................   1,032,426        195,843        553,757        1,782,026           78.72%
B.............................     326,783         25,272         51,745          403,800           17.84%
B-............................      37,068          6,075         15,607           58,750            2.60%
C.............................       9,446          4,134            249           13,829            0.61%
D.............................       2,452          2,942                           5,394            0.24%
                                 ---------        -------        -------        ---------          ------
   Total of evaluated loans...   1,408,175        234,266        621,358        2,263,799          100.00%
                                 =========        =======        =======        =========          ======
   Total loans................   1,555,852        234,266        621,358        2,411,476
                                 =========        =======        =======        =========
   Percentage evaluated.......       90.51%        100.00%        100.00%           93.88%

----------------------
Category B would include loans which are subject to an allowance equivalent to 5% of the balance due in accordance with regulations of the Superintendency of Banks. We have no such loans as of December 31, 2003. See "--Classification of Loan Portfolio".

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

                                                           At December 31,
                                 -------------------------------------------------------------------------
                                    1999           2000           2001             2002            2003
                                 ---------      ---------      ---------        ---------        ---------
                                 (in millions of constant Ch$ of December 31, 2003, except for percentages)
Current(1)....................   1,454,638      1,671,555      1,807,338        2,063,638        2,356,442
Overdue 1-29 days.............      10,210          8,047          3,611            3,856            3,316
Overdue 30-89 days............       5,542         11,248          9,582           10,312            5,849
Overdue 90 days or more ("past
   due")......................      25,730         30,679         39,040           41,743           45,869
Total loans...................   1,496,120      1,721,529      1,859,571        2,119,549        2,411,476
Overdue loans (1-89 days)
   expressed as a percentage of
   total loans                        1.05           1.12           0.71             0.67             0.38
Past due loans as a percentage
   of total loans                     1.72           1.78           2.10             1.97             1.91

----------------------
(1) Includes Ch$8,518 million in 1999, Ch$5,160 million in 2000, Ch$10,040 million in 2001, Ch$ 5,212 million in 2002, and Ch$11,843 in 2003 of category C and D loans.

     The following table shows the principal balances included in current and overdue (up to 90 days) categories in the table above of loans that have any amount of principal or interest included in the category "past due" in such table, in accordance with the rules of the Superintendency of Banks.

                                                            At December 31,
                                 -------------------------------------------------------------------------
                                    1999           2000           2001            2002             2003
                                 ---------      ---------      ---------        ---------        ---------
                                                  (in millions of constant Ch$ of December 31, 2003)
Mortgage loans................      10,138         15,154         15,986           19,163           20,863
Commercial loans..............      20,480         16,532         16,332           24,146           28,491
Consumer loans................       1,959          1,657          1,833            2,987            3,518
                                 ---------      ---------      ---------        ---------
   Total......................      32,577         33,343         34,151           46,296           52,872
                                 =========      =========      =========        =========



     The following table sets forth, at December 31 of each of the last five years, the amount of our past due loans per category of loan.

                                                                      At December 31,
                                 -------------------------------------------------------------------------
                                   1999            2000           2001            2002             2003
                                 ---------      ---------      ---------        ---------        ---------
                                           (in millions of constant Ch$ of December 31, 2003)
Mortgage loans................       3,277          4,102          3,875            4,314            4,651
Commercial loans..............      20,793         25,074         34,348           36,796           40,019
Consumer loans................         578            465            424              444              703
Lease contracts...............       1,082          1,038            393              189              496
                                 ---------      ---------      ---------        ---------
Total.........................      25,730         30,679         39,040           41,743           45,869
                                 =========      =========      =========        =========

     We suspend all accrual of interest and UF indexation readjustment of principal on all loans classified in category C in excess of one year, all loans classified in category D, all loans reclassified from category D to C and all overdue loans, and on amounts not yet due for loans on which payments of principal or interest are 90 days overdue. The amount of interest that would have been recorded on such loans for the year ended December 31, 2003 had these loans continued to accrue interest was approximately Ch$ 56 million.

     The following table shows loans (included in the second table above) that have been restructured. Restructured loans consist of loans which bear interest at a rate two or more percentage points below our average rate for similar type performing loans at the date of the restructuring.

                                                           At December 31,
                                 -------------------------------------------------------------------------
                                    1999           2000           2001             2002             2003
                                 ---------      ---------      ---------        ---------        ---------
                                           (in millions of constant Ch$ of December 31, 2003)
 Ch$..........................          --             --            318              333               15
 UF                                    942            750            866            1,416            1,953
 Foreign......................         336            129             31               --               --
                                 ---------      ---------      ---------        ---------
 Total loans..................       1,278            879          1,215            1,749            1,968
                                 =========      =========      =========        =========

     The amount of interest that would have been recorded on these loans for the year ended December 31, 2003 if these loans had been earning a market interest rate was Ch$107 million.

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

     A bank's risk index is based on its classified loans, determined as previously described. See "--Classification of Loan Portfolio". More specifically, the index is computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required provision percentage. Such percentages are as follows:

                      Category                 Provision %
                      --------                 -----------
                A                                    0
                B                                    1
                B-                                  20
                C                                   60
                D                                   90


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

                                          Consolidated
                        Year              Risk Index %
                        ----              ------------
                        1999                  2.11
                        2000                  2.03
                        2001                  1.83
                        2002                  1.67
                        2003                  1.29


     Over a 5 year period, our consolidated risk index has decreased from 2.11% at December 31, 1999 to 1.29% at December 31, 2003. The variation in the consolidated risk index is due principally to (a) an increase of loans classified in category A (for which no provisions are required) from 74.21% of the evaluated loans in 1999 to 76.25% of the evaluated loans in 2001 and to 78.72% of the evaluated loans in 2003; (b) a decrease in loans classified in categories C (for which 60% provisions are required) and D (for which 90% provisions are required) from 1.90% of the evaluated loans in 1999 to 1.28% of the evaluated loans in 2001 and to 0.85% of the evaluated loans in 2003; and (c) a slight decrease in loans classified in categories B (for which 5% provisions are required) and B- (for which 20% provisions are required) from 23.89% of the evaluated loans in 1999 to 22.47 % of the evaluated loans in 2001 and to 20.44 % of the evaluated loans in 2003. Such evolution illustrates the fact that the drop in credit quality during the crisis has been left behind. In the fourth quarter of 1998, soon after the BBVA Group took control of Banco BHIF, we conducted an extensive revision of our loan portfolio, which resulted in the downgrading of a portion of our portfolio and a significant increase in the level of provisions and in our risk level. Furthermore, the economic recession that affected the country over the 1998-1999 period caused a significant deterioration in loan quality across the Chilean banking industry. The slow recovery that took place in 2000 enabled us to slightly improve our portfolio quality over the year, and after a stagnation in the year 2001 and the first half of 2002, our portfolio quality has continued to improve at a steady pace. See "--Competition - Risk Index".

     In 2003, we reviewed 93.88% of our loan portfolio. See "--Classification of Loan Portfolio". We estimate that had we reviewed 100% of our loan portfolio, the credit risk evaluation of all commercial loans (including commercial loans having a principal amount outstanding greater than Ch$30 million) would increase the Consolidated Risk Index to approximately 1.37% at December 31, 2003. See "--Analysis of our Loan Classifications".

   Individual Allowances for Loan Losses

     Banks in Chile are also required to establish individual allowances for loan losses for loans that are more than 90 days past due in an amount equal to 100% of each overdue loan or the part thereof that is unsecured. This individual loan loss allowance must be determined separately for the classified and non-classified loan portfolios, but is required only to the extent it exceeds in the aggregate the global allowance for loan losses for each portfolio. At December 31, 2003, the aggregate amount of our potential individual allowances for loan losses was 66.7% of our global allowance for loan losses.

   Voluntary Allowance for Loan Losses

     We have maintained a voluntary allowance for loan losses from time to time in addition to the allowance for loan losses required by the regulations of the Superintendency of Banks. Our policy in this regard has been to maintain a voluntary allowance for loan losses that, together with the required allowance for loan losses, aggregates approximately 100% of our past due loans. We have adopted this policy in an effort to provide for any losses that could affect our loan portfolio and that might arise from unforeseen circumstances beyond known potential losses and losses inherent in a portfolio of a size and nature as ours. At December 31, 2003, the aggregate amount of our allowances for loan losses was 97% of our past due loans; with some voluntary allowance maintained by us.


   Analysis of Substandard Loans and Amounts Past Due

     The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated.

                                                                      At December 31,
                                          ----------------------------------------------------------------------
                                             1999           2000           2001           2002           2003
                                          ---------     ---------     ---------        ---------       ---------
                                        (in millions of constant Ch$ of December 31, 2003, except for percentages)
Total loans..........................     1,496,120     1,721,529     1,859,571        2,119,549       2,411,476
Substandard loans....................        75,008        88,024        90,328           89,827          77,973
Amounts past due(1)..................        25,730        30,679        39,040           41,743          45,869
   To the extent secured(2)..........        19,274        17,918        17,891           32,152          19,186
   To the extent unsecured...........         6,456        12,761        21,149            9,591          26,683
   Allowance for loan losses.........        39,133        38,656        43,697           45,495          44,632
   Substandard loans as a percentage
     of total loans..................          5.01          5.11          4.86             4.24            3.23
Amounts past due as a percentage
     of total loans..................          1.72          1.78          2.10             1.97            1.90
   To the extent secured(2)..........          1.29          1.04          0.96             1.52            0.80
   To the extent unsecured...........          0.43          0.74          1.14             0.45            1.11

                                                                      At December 31,
                                          ----------------------------------------------------------------------
                                             1999           2000           2001           2002           2003
                                          ---------     ---------     ---------        ---------       ---------
                                        (in millions of constant Ch$ of December 31, 2003, except for percentages)
Allowance for loan losses as a
   percentage of:
   Total loans.......................          2.62          2.25          2.35             2.15            1.85
   Total loans, excluding
     contingent loans................          2.73          2.33          2.44             2.24            1.91
   Substandard loans.................         52.20         43.92         48.37            50.65           57.94
   Total amounts past due............        152.09        126.00        111.93           108.99           97.30
                                            -------        ------        ------           ------
   Total amounts past due unsecured..        606.16        302.94        206.62           474.36          167.27
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

                                                                    At December 31,
                                          ----------------------------------------------------------------------
                                             1999          2000          2001             2002            2003
                                          ---------     ---------     ---------        ---------       ---------
                                       (in millions of constant Ch$ of December 31, 2003, except for percentages)
Allowance for loan losses at
   beginning of period...............        26,760        39,133        38,656           43,697          45,495
Charge-offs..........................       (22,778)      (23,997)      (24,190)         (28,557)        (35,716)
Provisions established...............        35,572        24,704        31,872           31,629          35,303
Price-level restatement(1)...........          (421)       (1,184)       (2,641)          (1,274)           (450)
Allowance for loan losses at
   end of the period.................        39,133        38,656        43,697           45,495          44,632
Ratio of charge-offs to average
   loans (2).........................          1.61%         1.59%         1.38%            1.49%           1.58%
Allowance for loan losses at
   end of period as a
   percentage of total loans.........          2.62%         2.25%         2.35%            2.15%           1.85%

----------------------
(1) Reflects the effect of inflation on the allowances for loan losses at the beginning of each year, adjusted to constant Chilean pesos of December 31, 2003

(2) Represents the aggregate amount of the allowance for loan losses released during each year or period as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio had been reduced.


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

                                               At December 31, 1999
                             ----------------------------------------------------------
                                            Allowance       Allowance      Loans in a
                                           amount as a     amount as a     category as
                                           percentage       percentage     a percentage
                             Allowance     of loans in       of total        of total
                               amount       category          loans            loans
                             ---------     -----------     -----------     ------------
                                 (in millions of constant Ch$ of December 31, 2003,
                                              except for percentages)
Commercial loans.....          25,674            2.44%           1.71%          70.33%
Consumer loans.......           5,204            4.00            0.35            8.69
Residential mortgage loans      2,479            0.79            0.17           20.98
Total allocated allowance      33,357            2.23            2.23          100.00%
Voluntary allowance..           5,776              --            0.39              --
                              -------       ---------        --------
Total allowance......          39,133            2.62%           2.62%
                              =======       =========        ========

                                                                     At December 31,
                        -------------------------------------------------------------------------------------------------------
                                            2000                                          2001
                        --------------------------------------------------   --------------------------------------------------
                                       (in millions of constant Ch$ of December 31, 2003, except for percentages)
                                     Allowance                                            Allowance
                                       amount    Allowance      Loans in a                  amount     Allowance      Loans in a
                                        as a     amount as       category                    as a        amount        category
                                    percentage       a             as a                   percentage      as a          as a
                                        of       percentage     percentage                    of       percentage    percentage
                        Allowance    loan  in     of total       of total    Allowance     loans in     of total      of total
                         amount      category       loans          loans       amount      category       loans         loans
                        ---------   ----------   ----------     ----------   ----------   ----------   ----------    ----------
Commercial loans.....      30.897         2.62%        1.79%         68.48%     30,601          2.50%        1.72%        69.04%
Consumer loans.......       4,969         3.17         0.29           9.12       5,988          3.36         0.32          9.60
Residential mortgage
   loans.............       2,790         0.72         0.16          22.40       3,390          0.85         0.18         21.35
                                                                                ------        ------       ------        ------
Total allocated
   allowance.........      38,656         2.24%        2.24         100.00%     39,979          2.15         2.15        100.00
Voluntary allowance..                       --                          --       3,718            --         0.20            --
                          -------       ------       ------         ------      ------        ------       ------
Total allowance......      38,656                                               43,697            --          --
                          =======                                               ======

                                                                     At December 31,
                        -------------------------------------------------------------------------------------------------------
                                           2002                                            2003
                        --------------------------------------------------   --------------------------------------------------
                                     Allowance                                            Allowance
                                      amount     Allowance      Loans in a                  amount     Allowance      Loans in a
                                        as a     amount as       category                    as a        amount        category
                                    percentage       a             as a                   percentage      as a          as a
                                        of       percentage     percentage                    of       percentage    percentage
                        Allowance    loans in     of total       of total    Allowance     loans in     of total      of total
                         amount      category      loans          loans       amount       category       loans         loans
                        ---------   ----------   ----------     ----------   ----------   ----------   ----------    ----------
                                       (in millions of constant Ch$ of December 31, 2003, except for percentages)
Commercial loans..         29,354        2.04%        1.40%         68.55%      22,818         1.47%        0.95%         64.52%
Consumer loans....         10,135        5.28%        0.52%          9.78%      11,243         4.80%        0.47%          9.71%
Residential
   mortgage loans.          3,064        0.72%        0.16%         21.67%       3,788         0.61%        0.16%         25.77%
                           ------      ------       ------         ------
Total allocated
   allowance......         42,553        2.07%        2.07%        100.00%      37,849         1.57%        1.57%        100.00%
Voluntary
   allowance......          2,942                     0.14%                      6,783                      0.28%
                           ------      ------       ------         ------
Total allowance...         45,495                                               44,632
                           ======

     The allowance for commercial loans includes Ch$1,416 million due to country risk.

     As of December 31, 2003, we had no loans subject to the 5% additional allowance requirement for certain commercial loans, and therefore made no allowances to comply with the additional allowance requirement for such loans.

     We do not collect comprehensive data regarding the allocation of charge-offs or the allowance for loan losses among the various types of economic activity set forth in the table under "Loans by Economic Activity". During the years 1999, 2000, 2001, 2002 and 2003 all of our ten largest (per year) loan charge-offs related to our commercial loans. Such loans were outstanding to borrowers engaged in a wide variety of activities, and our management is not otherwise aware of any concentration of loan charge-offs or allowance for loan losses in any particular area of economic activity.

Composition of Deposits and Other Commitments

     The following table sets forth the average balances of our deposits and other commitments for the years 2001, 2002 and 2003.

                                                                      For the years,
                                    -------------------------------------------------------------------------------------
                                             2001                         2002                          2003
                                    ------------------------     ---------------------------    -------------------------
                                     Average      Average          Average         Average       Average        Average
                                     Balance    nominal rate       balance      nominal rate     Balance     nominal rate
                                    ---------   ------------     -----------    ------------    ---------    ------------
                                        (in millions of constant Ch$ of December 31, 2003, except for percentages)
Checking accounts................     180,858           --           194,322             --       202,094
Other demand liabilities.........     200,970           --           229,210             --       255,495
Savings accounts.................      57,953          5.4            58,012            3.8        57,340            1.6
Time deposits....................     953,136          6.6         1,165,288            4.8     1,554,483            2.9
   Total                            1,392,917                      1,646,832                    2,069,412
                                    =========                      =========                    =========


     C. Organizational structure.

     See "History and development of the Bank".

     Below is a simplified organizational chart of our significant subsidiaries as of March 2004.

                                                           BBVA Chile.     BBVA Chile
                                                          Voting Power      Ownership
          Subsidiary         Country       Activity            (%)             (%)          Total Assets
------------------------     -------     ------------     ------------     ----------     ----------------
                                                                                          (in millions of
                                                                                          Ch$ of December
                                                                                          30, 2003)
                                         Stock
BBVA Brokerage                Chile      Brokerage          100.00          100.00            148,611.3
                                         Financial
BBVA Advisory                 Chile      Advisory            98.60           98.60              3,438.5
                                         Residential
BBVA Residential Leasing      Chile      Leasing             97.48           97.48             11,966.5
                                         Fund
BBVA General Fund Manager     Chile      Management         100.00          100.00              9,435.8
                                         Insurance
BBVA Insurance Brokerage      Chile      Brokerage          100.00          100.00              4,982.4

     D. Property, Plants and Equipment.

Description of Property

     We are domiciled in Chile and own our principal executive offices at Pedro de Valdivia 100, Providencia, Santiago, Chile. At December 31, 2003, we owned the properties where 46 of our 87 branches are located, and the remaining 41 branch locations were leased. All of these facilities are adequate for our present needs and suitable for their intended purposes. Our branches are located in 10 of Chile's thirteen regions. We increased the number of full-service branches to 85 during 2003 and plan to continue increasing the number of full-service branches as the economic conditions recover. We also plan to extend our network of automated and home-banking facilities.


Item 5. Operating and Financial Review and Prospects

     A. Operating Results.

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

     Unless otherwise indicated, the financial data presented herein for all full-year periods is restated in constant Chilean pesos of December 31, 2003. See Note 1.c) to the Consolidated Financial Statements.

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

     Note 1) to our audited consolidated financial statements contains a summary of our significant accounting policies. Some of these policies demand management to make difficult, complex or subjective judgments. As dictated by our accounting procedures, these judgments are then submitted to our Audit Committee and/or to our regulatory authorities and are always disclosed in the notes to our financial statements.

     Management's ability to make subjective decisions is more restricted by Chilean GAAP than by US GAAP. For example, Chilean GAAP requires the level of the allowances for loan losses to be determined on the basis of specific rules rather than on the subjective judgment involved under the US GAAP impairment process. Management can add voluntary allowances, which have a different accounting treatment, but can not modify the allowances so determined.

     We believe that of our critical accounting policies, the following may involve higher degrees of judgment and complexity:

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

     The Bank's counterparties in derivative transactions are mainly international investment bank and domestic corporate and financial institution clients.

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

     Under Chilean GAAP, interest rate swap agreements that hedge part of the Bank's investment portfolio are recorded on balance sheet at their estimated fair market values. Unrealized gains or losses are credited or charged to income for those agreements that are designated by the Bank's management as hedges of part of the investment portfolio classified as trading. In the case of the interest rate swap agreements designated by the Bank's management as hedges of part of the investment portfolio as permanent investments, unrealized gains and losses are credited or charged to shareholders' equity.

     Under Chilean GAAP, interest rate swap agreements that are not considered to hedge part of the Bank's investment portfolio are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

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

   Chilean Economy

     All of our operations and substantially all of our customers are located in Chile. Accordingly, our results of operations and financial condition are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy has experienced continued growth during the last decade as evidenced by a 4.8% annual compound average increase in GDP from 1993 to 2003, which has resulted in increased demand for loans and credit facilities, particularly from middle-market businesses and individuals. In addition, the inflation rate has been declining from 12.3% in 1993 to 2.8% in 2002, and to 1.1% in 2003. The slow growth in Chilean gross domestic product has also led to less significant wage growth in nominal terms, which has led to smaller increases in both the number and aggregate amount of savings and demand deposits.

     In 1998, as an effect of the Asian crisis, there was a sharp slowdown in the Chilean economy, as well as a steep decline in both copper prices and in Chilean exports generally. In 1999, Chile's GDP decreased 0.8% in real terms. This situation improved during 2000, when Chile's GDP increased 4.5% in real terms. The reduction in the price of Chile's commodity exports and the continued gap between aggregate expenditures and gross domestic product have decreased Chile's current account surplus to almost 0.4% of GDP in 1999. In 2000, this situation changed and the Chile's current account deficit was 0.6% of GDP. At the same time, the financial turmoil in other emerging markets has placed pressure on the Chilean peso. In order to support the Chilean peso and to reduce the current account deficit, the Central Bank increased the overnight interbank rate to 8.5% in February 1998 and to 14.0% in September 1998. Monetary policy has been relaxed since then. The level of the Central Bank's overnight interbank rate as of December 31, 2003 was 2.25%, and continued decreasing during the first half of 2004.

     Within this context, the Central Bank changed its reference interest rate from a real interest rate definition to a nominal definition. Thus, on July 26, 2001, this rate was changed from a 3.5% real interest rate to a 6.5% nominal interest rate, assuming a 3% inflation for the year. From then on, the reference rate has been expressed in nominal terms.

     The reduced level of inflation is explained by a low level of consumer expenditures as well as by the decreasing dollar prices of imported consumer goods. This moderate inflationary trend allowed the Central Bank to reduce the reference interest rate several times, bringing it from 6.5% in January 2002 to 1.75% early this year. The downward trend was immediately followed (and at times anticipated) by the interest rate on long term instruments from the Central Bank.

     Notwithstanding the actions taken by the Central Bank, there exists a potential for a reduction in economic activity in Chile. Any such decline may have a material adverse effect on our business, financial condition or results of operations, including a decline in our net interest margin, a reduced rate of growth in our loan portfolio, increased loan charge-offs, higher provisions for loan losses and lower fee and trading income. In particular, we expect such developments would reduce our net interest margin and result in higher loan loss provisions and charge-offs and, although our management does not anticipate that economic activity will materially decline or that we will be materially adversely affected as a result of the current economic situation, there can be no assurance that such a material adverse effect on us will not occur or that the current economic situation in Chile will not materially deteriorate.

   Inflation

     Chile has experienced high levels of inflation in the past, which have significantly affected our financial condition and results of operations. However, the rate of inflation in Chile has had a downward trend for the last seven years and was 2.3% in 1999, 4.5% in 2000, 2.6% in 2001, 2.8% in 2002 and
1.1% in 2003.

     In accordance with Chilean GAAP, we reflect the effect of inflation on our financial statements considering whether an asset or liability is of a monetary nature or not. These adjustments measure the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation, other than those denominated in UF or foreign currencies.

     Substantially all of our assets and liabilities are monetary. Substantially all monetary assets and liabilities in Chile are denominated in (i) UF, a unit of account developed during the 1960s whose value in Chilean pesos is indexed to Chilean inflation, (ii) nominal Chilean pesos or (iii) dollars. The UF is revalued once a month for each day in the period beginning on the tenth day of such month through the ninth day of the succeeding month in order to reflect the prior month's change in the CPI as determined by the INE. At December 31, 2003, one UF was equal to Ch$16,920.00 (US$28.23 at the Observed Exchange Rate in effect at such date). A significant portion of the loans made by us with a maturity greater than 90 days is denominated in UF, as are savings deposits and certain time deposits (generally those having maturities in excess of 90 days). The nominal Chilean peso value of UF-denominated loans and deposits will increase or decrease with changes in the CPI. The effect of any changes in the nominal Chilean peso value of the UF on UF-denominated assets or liabilities is reflected in our statement of income as an increase or decrease in interest revenue or expense.

     Our earnings will be positively affected by inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. This positive effect will decrease as the rate of inflation decreases. See "--Net Interest Revenue--Interest Revenue". Our earnings will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Net interest revenue on Chilean peso-denominated consumer loans is more negatively affected by decreasing inflation than net interest revenue on UF-denominated commercial loans because consumer loans are unindexed short-term loans and the nominal interest rates earned on consumer loans decrease with decreasing inflation. Commercial loans are typically longer term loans and are denominated in UF. In addition, we have Chilean peso-denominated, non-interest earning assets and non-interest bearing liabilities whose value is particularly susceptible to inflation, which causes them to decrease in real terms. Our earnings will be positively affected by inflation in any period in which our Chilean peso-denominated, non-interest bearing liabilities are greater than our Chilean peso-denominated, non-interest earning assets and negatively affected by inflation in any period in which our Chilean peso-denominated, non-interest earning assets are greater than our Chilean peso-denominated, non-interest bearing liabilities. Chilean GAAP requires that adjustments be made to non-monetary assets and liabilities, primarily to our fixed assets and to our shareholders' equity, to reflect the effects of inflation. The net effect of this inflation adjustment is shown as "price-level restatement" in our income statement. The inflation rate used for purposes of such adjustments is the change in the CPI, with a lag of one month, which was 2.6%, 4.7%, 3.1%, 3.0% and 1.0% in the years ended December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

   Interest Rates

     In Chile, the current account was adversely affected by the Asian crisis, which resulted in lower volumes of exports to the affected countries, as well as lower prices of commodities, such as copper, wood pulp, fish meal and fruits, exported by Chile. See "--Chilean Economy". Apart from the effects of the Asian crisis on the current account deficit, Chile's economy in the second half of 1997 and the first quarter of 1998 was showing signs of overheating since aggregate demand (consumption plus investment) was expanding at a faster rate than GDP. This gap, together with the current account deficit, prompted the Central Bank to adopt a very tight monetary policy. The Central Bank increased the overnight interbank rate to 8.5% in early January and to 14.5% in mid-September 1998. As a result of these policies, economic growth decelerated sharply in 1998. During this period, GDP grew 3.2% and the current account reached 5.0% of GDP. The growth rate of aggregate demand also slowed to 3.7% in 1998 compared to 7.2% in 1997.

     As a result of the sharp deceleration of GDP and aggregate demand in the last quarter of 1998, the Central Bank began to relax its monetary policy and continued to do so during the second half of 2000. The Central Bank's overnight interbank rate was 5.0% as of December 31, 2000. Despite these lower rates, GDP growth did not recover until the second quarter of 2000. GDP grew 3.4% in 2001, below expectations, inflation rose 2.6% during the same period and domestic spending estimated growth was approximately 2.3%. After bottoming at 2.2% in 2002, GDP started to recover, reaching 3.3% growth in 2003. Inflation has continued to decrease to 1.1% in 2003 and domestic spending recorded an improvement with a 3.5% growth in 2003.

     The decreasing interest rate since early 2000 and the higher expected growth in GDP are expected to positively affect the growth and quality of our investment portfolio.

     After the contractionary monetary policy adopted to deal with the Asian crisis, in 1999 the Central Bank reassumed a normal monetary stance. As of December 31, 2003, with overnight interest rates at 2.25% nominal, the Central Bank has more freedom to confront higher international interest rates:

o On the inflationary side, the Central Bank has announced that in the 0-12 months horizon, the relevant inflationary target is core inflation. From 12-24 months it is the total CPI inflation that guides monetary policy. In that context, there are no relevant threats to achieve inflation targets.

o The exchange rate was changed from a band to a floating system. This gives the Central Bank the ability to allow wider variations in the exchange rate without being forced to act, thus discouraging speculation on the appreciation or depreciation of the Chilean peso.

o Until August 9, 2001, the Central Bank expressed its reference interest rate in real terms. Effective that date, the Central Bank begun expressing it in nominal terms, assuming an annual inflation of 3.5% for 2001. The rate changed from 3.0% in real terms to 6.5% in nominal terms, without further changes until year end. In 2002, the Central Bank has reduced the rate on eight occasions, ending the year with a reference rate of 3.0%. From then on, the reference rate has been expressed in nominal terms and has fallen steadily, reaching its current level of 1.75% in January 2004.

     Interest rates earned and paid on our assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank's monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice faster than its assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Accordingly, our net interest margin on assets and liabilities tends to be adversely affected in the short term by increases in inflation or short-term rates and to benefit in the short term from decreases in inflation or short-term rates, although the existence of non-interest bearing Chilean peso-denominated demand deposits tends to mitigate both effects. See "--Inflation". In addition, because our Chilean peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month's inflation, customers often switch funds from UF-denominated deposits to more expensive Chilean peso-denominated deposits, thereby adversely affecting our net interest margin.

Business Strategy

     The accelerating growth of the economy has generated a strengthening demand for financial services from an increasing number of individuals in all income segments of the population and from an increasing number of companies. Our business strategy targets the growing demand for banking products and services from upper to lower-middle income individuals and from large corporations to small-size companies. Our strategy aims to increase lending and to provide services through cross-selling to all customer segments. Our historical strength in residential mortgages and with medium and small-size companies serves as a natural and strong base for expansion in those markets. While we believe that this strategy has the potential to provide higher net interest margins, it also has the potential to expose us to a higher degree of credit risk. We continuously seek to improve the quality of our loan portfolio and our risk index through the adherence to stricter loan origination procedures and credit management policies. See "Information on the Company -- Business Overview" and "Selected Statistical Information-- Loans by economic activity".

   Mortgage Finance Bonds Issued and Held by Us

     Despite the increasing use of other sources of financing to fund our residential mortgage loans, we generally fund our residential mortgage loans through the issuance of mortgage finance bonds. These bonds are our recourse obligations with payment terms matched to the related mortgage loans, bearing interest at a spread below the interest rate applicable to such mortgage loans. However, if we were ever to be liquidated, the mortgage finance bond holders would be secured by a pool of mortgages.

     Mortgage finance bonds are traditionally placed with institutions, such as pension funds, mutual funds and insurance companies, seeking long-term fixed-income investments. However, we also purchase mortgage finance bonds we have issued for our own account and hold them as financial investments. At December 31, 2003, we had issued and outstanding Ch$266,437 million of mortgage finance bonds. At such date, we held Ch$22,927 million of such mortgage finance bonds as financial investments.

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

     Pursuant to the regulations of the Superintendency of Banks, mortgage finance bonds issued by us and held in our own investment portfolio were required to be marked to market on an ongoing basis (as were mortgage finance bonds issued by other banks and held by us in our investment portfolio). The gains and losses resulting from the holding of mortgage finance bonds issued by us (or issued by other banks) appear as "other operating income (gains and losses from trading and brokerage activities)" in our consolidated statements of income.

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

     In addition, under Chilean GAAP, rights and obligations with respect to contingent loans are treated as contingent assets and liabilities on our consolidated balance sheets. Except for performance loans, this practice differs from US GAAP, under which such contingent amounts are not recognized on the consolidated balance sheets but are disclosed off-balance sheet in memorandum accounts. Accordingly, to the extent we maintain contingent loans and contingent liabilities, our consolidated balance sheets will appear different than if they had been prepared under US GAAP. See Notes 28.f) and q) to the Consolidated Financial Statements.

     At December 31, 2003, we had Ch$71,941 million contingent loans and Ch$72,088 million contingent liabilities outstanding.

Executive Summary

     Consolidated net income for the year ended December 31, 2003 increased to Ch$27,108 million in 2003 from Ch$20,458 million in 2002 due principally to a successful management of foreign exchange operations in an environment of strongly appreciating Chilean peso, which reflected in a Ch$70,439 million decrease in net interest revenue, and in a Ch$75,326 million increase in other operating income, net, to offset it. The other main driver of this year's increase in income was a Ch$7,324 million increase in income from services, stemming from the renewed pension payment contract and from increased activity in insurance brokerage, partly offset by a Ch$3,674 million increase in provisions for loan losses and a Ch$2,023 million increase in income taxes; and to a Ch$2,446 million decrease in the loss from price level restatement. All other items on the income statement had variations of under Ch$1,000 million from 2002. The continued expansion of our loan portfolio has not brought significant income yet, due to the decreasing interest rates that prevailed over the period.

Charge-offs and Recoveries

     At December 31, 2003, we had Ch$118,843 million in memorandum accounts related to loans previously charged off, comprised of Ch$43,437 million of loans reacquired from the Central Bank in connection with the Central Bank Subordinated Debt (the "Reacquired Loans Previously Charged Off") and Ch$75,406 million of loans charged off by us as part of our operating policies (the "Operational Loans Previously Charged Off"). See "Business Overview--Chilean Regulation and Supervision--The Central Bank", "--Other Income--Recoveries of Loans Previously Charged Off" and "Selected Statistical Information--Analysis of our Loan Classifications". The following table provides information regarding our loans previously charged off at the end of each of the last five years.

                                                  At December 31,
                                  ----------------------------------------------
                                  1999       2000      2001      2002      2003
                                  ----       ----      ----      ----      ----
                              (in millions of constant Ch$ of December 31, 2003)

Reacquired Loans Previously
   Charged Off..................  50,434    43,763    48,012    49,882    43,437
Operational Loans Previously
   Charged Off.................. 116,572    81,166    68,283    66,583    75,406
   Total........................ 167,006   124,929   116,295   116,465   118,843


Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

     The following table sets forth the principal components of our net income for the years ended December 31, 2001, 2002 and 2003.


                                                      Year ended December 31,                     % Change
                                              ----------------------------------------    ------------------------
                                              (in millions of constant Ch$ of December
                                                              31, 2003
                                                 2001           2002          2003        2001/2002      2002/2003
                                                 ----           ----          ----        ---------      ---------
Principal components of net income:
   Net interest revenue...................       94,275       110,105         38,688       16.8%        (64.9)%
   Provision for loan losses..............     (31,872)      (31,629)       (35,303)       (0.8)%        11.6%
   Income from services, net..............       17,400        21,980         29,304       26.3%         33.3%
   Other operating income, net............        4,436       (8,277)         67,049     (286.6)%      (910.1)%
   Other income and expenses, net:
   Recovery of loans previously charged
     off..................................        7,575         9,793          9,998       29.3%          2.1%
   Other income and expenses..............        1,104         1,180          1,517        6.9%         28.6%
   Operating expenses.....................     (72,007)      (75,910)       (77,795)        5.4%          2.5%
   Loss from price-level restatement            (4,509)       (4,206)        (1,760)       (6.7)%       (58.2)%
   Minority interest in consolidated
     subsidiaries.........................         (24)          (34)           (23)       41.7%        (32.4)%
   Income taxes...........................        (890)       (2,544)        (4,567)      185.8%         79.5%
   Net income.............................       15,488        20,458         27,108       32.1%         32.5%


     Our net income for 2003 reached Ch$27,108 million, an increase of 32.5% from Ch$20,458 million in 2002, which in turn had increased by 32.1% from Ch$15,488 million in 2001. The increase in 2003 was attributable principally to (i) a Ch$75,326 increase in other operating income, net, due to a Ch$78,772 increase in income from foreign transactions, net; (ii) a 33.3% increase in income from services, net, due mainly to a 53.2% increase in commissions on pension payments, and to a 43.7% reduction in the commissions paid on placement and servicing of loans, and (iii) to a 58.2% reduction in the loss from price level restatement.

     Return on total average assets for each of 2001, 2002 and 2003 was 0.59%, 0.71% and 0.81%, respectively. Return on average shareholders' equity was 10.47% for 2003 compared to 8.21% for 2002 and 6.28% for 2001. The increase in return on total average assets in 2003 is attributable mostly to the increase in foreign exchange transactions results and to the increase in income from services, net. Net interest revenue has decreased sharply despite loan growth, due to the prevailing low levels of both interest rates and inflation, dampening the growth of our return on average shareholders' equity. The slight increase in provisions is mostly due to an increase in write-offs, to stricter risk criteria and to adjustments in our loan classification structure in preparation for the new classification guidelines effective January 1, 2004.

     Net Interest Revenue

     Our net interest revenue decreased 64.9% in 2003 compared to 2002. This decrease reverses the 16.8% increase registered in 2002 and is completely attributable to the reduction caused by the declining levels of the reference interest rate.

     The following table sets forth the elements of our net interest revenue for the years ended December 31, 2001, 2002 and 2003:


                                             Year ended December 31,                         % Change
                                --------------------------------------------------     -------------------------
                                (in millions of constant Ch$ of December 31, 2003)
                                      2001             2002            2003            2002/2001       2003/2002
                                      ----             ----            ----            ---------       ---------
Interest revenue..............      220,376          218,629         118,806             (0.8)          (45.7)
Interest expense..............     (126,101)        (108,524)        (80,118)           (13.9)          (26.2)
   Net interest revenue.......       94,275          110,105          38,688             16.8%          (64.9)%


     The following table sets forth the effect on our net interest revenue of changes in (i) the average volume of interest earning assets and interest bearing liabilities, and (ii) their respective average nominal interest rates during the relevant periods:

                                                                         2002/2001               2003/2002
                                                                    Increase (decrease)     Increase (decrease)
                                                                    -------------------     -------------------
                                                                 (in millions of constant Ch$ of December 31, 2003)
Due to changes in average volume of interest earning assets
   and interest bearing liabilities............................           24,874                     481
Due to changes in average nominal interest rates...............           (9,044)                (71,898)
Net change.....................................................           15,830                 (71,417)


     Net interest revenue in 2003 decreased 64.9% from 2002, a Ch$71,417 million decrease. Such decrease is a net result of a Ch$463,664 million increase in the volume of interest earning assets and of a Ch$428,685 million increase in the volume of interest bearing liabilities. Both effects offset each other, with a net effect of only Ch$481 million due to volume. The fall in the average nominal interest rate was more marked in assets (480 basis points or "bp") than in liabilities (200bp), with a significant effect on both interest revenue and on interest expense, and the net effect of such changes was a decrease of Ch$71,898 million in 2003.

     Net interest revenue in 2002 increased 16.8% from 2001, a Ch$15,830 million increase. Such increase was a net result of a 10.5% increase (Ch$234,826 million) in the volume of interest earning assets and of a 13.5% increase (Ch$238,029 million) in the volume of interest earning liabilities. The higher increase in interest bearing liabilities was more than offset by the lower interest rates paid, and allowed the effect of the increase in asset volume to prevail, with a net effect of Ch$24,874 million due to volume. The decrease in the average nominal interest rate had a significant effect on both interest revenue and on interest expense, but since both effects offset each other, the net effect of the reduction in the average nominal interest rate was a decrease of Ch$9,044 million in 2002.

     Our net interest margin (net interest revenue over average interest earning assets) decreased from 4.46% in 2002 to 1.32% in 2003, primarily due to the significant decrease in the average interest rate earned, mainly as a result of a decrease in the market rates in a context of very low inflation rate which was not offset by the changes in the loan portfolio composition. Our net interest margin increased from 4.22% in 2001 to 4.46% in 2002, primarily due to a 16.8% increase in net interest revenue prevailing over the effect of the decreasing interest rates.

     Interest Revenue

     The following table sets forth information as to our interest revenue and average interest earning assets for the years ended December 31, 2001, 2002 and 2003:


                                                 Year ended December 31,                         % Change
                                          ------------------------------------------     --------------------------
                                          2001             2002            2003          2002/2001       2003/2002
                                          ----             ----            ----          ---------       ---------
                                                    (in millions of constant Ch$ of December 31, 2003)
Interest revenue.................         220,376         218,629         118,806           (0.8)          (45.7)
Average interest earning assets:
Loans............................       1,757,016       1,916,333       2,255,574            9.1            17.7
Investments......................         448,829         516,707         639,900           15.1            23.8
Interbank deposits...............          27,240          34,867          36,098           28.0             3.5
Total............................       2,233,085       2,467,907       2,931,572           10.5            18.8
Average nominal interest rates              9.90%           8.90%           4.10%


     The following table sets forth the effect on our interest revenue of changes in (i) the average volume of interest earning assets, and (ii) average nominal interest rates during the relevant periods:


                                                                          2002/2001                 2003/2002
                                                                     Increase (decrease)       Increase (decrease)
                                                                     -------------------       -------------------
                                                                  (in millions of constant Ch$ of December 31, 2003)
Due to changes in average volume of interest earning assets.......           21,127                 11,240
Due to changes in average nominal interest rates..................          (22,874)              (110,063)
Net change........................................................           (1,747)               (98,823)


     Interest revenue in 2003 decreased 45.7% from 2002. The decrease in interest revenue is primarily the result of (i) the strong appreciation of the Chilean peso which resulted in a significant decrease in interest stemming from the restatement of Chilean peso-denominated assets which are restated according to the exchange rate, and (ii) an increase in average interest earning assets and of a 480 bp decrease in average nominal interest rates, which was due to a stabilization in the annual rate of inflation, a decrease in the Central Bank reference interest rate and an environment of low activity. In accordance with the strategy established by us, the higher growth operations within the loan portfolio continued to be consumer loans and mortgage loans. See "Business Overview-Retail Market: Middle and Lower-Middle Income Individuals". See "Selected Statistical Information--Loan Portfolio". The positive impact on interest revenue resulting from the increase in average interest earning assets was more than offset by the negative impact of changes in average nominal interest rates.

     Interest revenue in 2002 decreased 0.8% from 2002. The decrease in interest revenue was primarily the result of a 100 bp decrease in average nominal interest rates, which was due to a reduction in the annual rate of inflation, and a decrease in the Central Bank reference interest rate, partly compensated by an increase in the interest from the restatement of Chilean peso-denominated assets that restate according to the exchange rate. In accordance with the strategy established by us a few years ago, the higher growth operations within the loan portfolio were consumer loans and mortgage loans, among them the Crediton and the Hipotecon. See "Business Overview --Retail Market: Middle and Lower-Middle Income Individuals". In fact, the average balance of consumer loans grew 13.5% and the average balance of mortgage loans diminished 0.6%. See "Selected Statistical Information--Loan Portfolio". The positive impact on interest revenue resulting from the increase in average interest earning assets was more than offset by a decrease in average nominal interest rates, which was attributable to a reduction in the rate of inflation from 2001 to 2002 and to the reduction of the overnight interest rate.

     Interest Expense

     The following table sets forth our interest expense, average interest bearing liabilities and average non-interest bearing demand deposits for the years ended December 31, 2001, 2002 and 2003:


                                                         Year ended December 31,                      % Change
                                                   --------------------------------------     ------------------------
                                                    2001           2002          2003         2002/2001      2003/2002
                                                    ----           ----          ----         ---------      ---------
                                                           (in millions of constant Ch$ of December 31, 2003)
Interest expense............................         126,101       108,524       80,118        (13.9)         (26.2)
Average interest bearing liabilities:
Deposits(1).................................       1,011,090     1,223,300    1,611,823         21.0           31.8
Mortgage finance bonds(2)...................         253,998       249,516      255,055         (1.8)           2.2
Other interest bearing liabilities(3).......         532,976       563,272      597,896          5.7            6.1
Total.......................................       1,798,064     2,036,088    2,464,774         13.2           21.1
Average nominal interest rates..............             7.0           5.3          3.3
Average non-interest bearing demand
   deposits.................................         381,826       423,532      457,589         10.9            8.0

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

     The following table sets forth the effect on our interest expense of changes in (i) average volume of interest bearing liabilities, and (ii) average nominal interest rates during the relevant periods:



                                                                                    2002/2001              2003/2002
                                                                               Increase (decrease)     Increase (decrease)
                                                                               -------------------     -------------------
                                                                                    (in millions of constant Ch$
                                                                                        of December 31, 2003)
                                                                               -------------------------------------------
Due to changes in average volume of interest bearing liabilities........             (3,747)                10,759
Due to changes in average nominal interest rates........................            (13,830)               (39,165)
Net change..............................................................            (17,577)               (28,406)


     Interest expense in 2003 decreased 26.2% from 2002, despite the 31.8% increase in average interest bearing deposits, mainly concentrated in time deposits, due to a 200 bp decrease in the average nominal interest rate paid by us on such liabilities. Such effects are accompanied by an 8.0% increase in non-interest bearing demand deposits, mainly concentrated in checking accounts and by further reductions on the Central Bank reference interest rates. The effect of the decrease in the average nominal interest rate paid by us amounted to Ch$39,165 million, more than offsetting the Ch$10,759 million effect of the increase in the average volume of interest bearing liabilities. Within deposits, time deposits, which represent close to 74.7% of total deposits, increased 33.4% whereas savings accounts decreased 1.2%. See "--Overview".

     Interest expense in 2002 decreased 13.9% from 2001, despite the 21% increase in average interest bearing deposits, mainly concentrated in time deposits, and primarily as a result of a 170 bp decrease in the average nominal interest rate paid by us on such liabilities. Such effects are accompanied by a 10.9% increase in non-interest bearing demand deposits, mainly concentrated in checking accounts, and by further reductions on the Central Bank reference interest rates. The effect of the decrease in the average nominal interest rate paid by us amounted to Ch$(13,830) million, more than offsetting the Ch$(3,747) million effect of the increase in the average volume of interest bearing liabilities. Within deposits, time deposits, which represent close to 73.0% of total deposits, increased 22.3% whereas savings accounts increased 0.1%. See "--Overview".

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

     The following table sets forth information about us with respect to the allowance for loan losses and its principal components, provision for loan losses and charge-offs, at and for each of the years ended December 31, 2001, 2002 and 2003, respectively:


                                                       December 31,                               % Change
                                        ---------------------------------------------    -----------------------------
                                           2001             2002            2003         2002/2001       2003/2002
                                           ----             ----            ----         ---------       ---------
                                        (in millions of constant Ch$ of December 31, 2003, except for percentages)
Provisions for loan losses.......         31,872          31,629          35,303           (0.8)            11.6
Charge-offs......................         24,190          28,557          35,716            18.1            25.1
Total loans......................      1,859,571       2,119,549       2,411,476            14.0            13.8
   Risk index....................           1.83            1.67           1.29
   Required allowance for loan
     losses based on risk index..         34,030          35,396          40,272             4.0            13.8
   Allowance for loan losses.....         43,696          45,495          44,632             4.1           (1.9)
   Allowance for loan losses as
     a percentage of total loans.           2.35            2.15            1.85


     The amount charged to income as provision for loan losses increased 11.6% to Ch$35,303 million in 2003 from Ch$31,629 million in 2002. This increase was primarily the result of an increase in write-offs, of the application of stricter risk criteria and of adjustments made in our loan classification structure in preparation for the new classification guidelines effective January 1, 2004. These measures more than offset an improvement in portfolio quality due to three years of applying more demanding criteria in loan origination and in the implementation of credit scoring.

     As a result of this improvement, our risk index decreased from 1.67% at December 31, 2002 to 1.29% at December 31, 2003. In addition, 96.6% of our loans were category A and category B loans in 2003, compared to 95.5% in 2002. See "Selected Statistical Information--Analysis of Our Loan Classifications".

     The amount charged to income as provisions for loan losses was increased in part by the increase in the required allowance for loan losses based on risk index, due to the increase in loan volume. The net effect on our coverage level decreased the level of allowances for loan losses over the loan portfolio from 2.15% in 2002 to 1.85% in 2003. When compared with past due loans, allowances for loan losses represented 112% of past due loans in 2001 and 109% in 2002. Our coverage was 97% at year end 2003.

     Mainly as a result of the changes in our loan classification, BBVA Chile's risk index was 1.29% at December 31, 2003, down from 1.67% at December 31, 2002 and from 1.83% at December 31, 2001, compared to an average risk index for the Chilean financial system of 1.8% at October 31, 2003 (the most recent available information for the industry), 2.0% at October 31, 2002 and 1.9% at October 31, 2001. For a discussion of our policies and practices regarding loan loss provisions and allowances, see "Business Overview--Selected Statistical Information--Allowance for Loan Losses".

     The amount charged to income as provisions for loan losses decreased 0.8% to Ch$31,629 million in 2002 from Ch$31,872 million in 2001. This decrease was primarily the result of the use of voluntary allowances and of an improvement in portfolio quality due to the application of the new criteria and procedures. See "Selected Statistical Information--Analysis of Our Loan Classifications".

     Other Income

     Income from Services, Net. The following table sets forth the components of our income from services, net for the years ended December 31, 2001, 2002 and 2003:


                                                    Year ended December 31,                         % Change
                                          ---------------------------------------------    ---------------------------
                                             2001            2002             2003         2002/2001       2003/2002
                                             ----            ----             ----         ---------       ---------
                                          (in millions of constant Ch$ of December 31, 2003, except for percentages)
Fees from services:
Contingent loans and letters of
 credit fees                                1,011             769             598            (23.9)          (22.2)
Collections                                   381             338             360            (11.3)            6.5
On-line account fees                          212             171             194            (19.3)           13.5
Purchases and sales of foreign
 exchange                                     216             274             296             26.9             8.0
Credit cards                                  526             261             342            (50.4)           31.0
Automatic teller machines                    (336)            571             789           (269.9)           38.2
Current accounts                            4,887           4,654           4,837             (4.8)            3.9
Lines of credit and overdraft fees            489             885             949             81.0             7.2
Service charges on deposit accounts           208             206             196             (1.0)           (4.9)
Custody and trust service fees                 60             131             121            118.3            (7.6)
Service charges on loans                      384             540             713             40.6            32.0
Financial advisory service fees               436              --              --           (100.0)              --
Pension payments                            2,746           3,879           5,944             41.3            53.2
Commissions on mutual and
 investment fund administration             2,324           2,603           2,580             12.0            (0.9)
Commissions on insurance
 brokerage                                  1,971           2,192           2,410             11.2             9.9
Fees from collections of insurance
 premiums                                   1,273           1,522           2,000             19.6            31.4
Fees charged on prepaid loans                 579           1,716           1,846            196.4             7.6
Commission on syndicated loans                145             261             905             80.0           246.7
Commission on loan brokerage                  195             120             890            (38.5)          641.7
Brokerage fees                                282             436             712             54.6            63.3
Lease contracts fees                          479             488             546              1.9            11.9
Commissions on placement and
 servicing of loans                        (2,579)         (1,795)         (1,010)           (30.4)          (43.7)
Client service fees                           142             356             498            150.7            39.9
Other...............................        1,369           1,402           2,588              2.4            84.6
             Income from services, net     17,400          21,980          29,304             26.3            33.3

     Our net income from services increased 33.3% to Ch$29,304 million in 2003 from Ch$21,980 million in 2002. This increase was primarily the result of (i) a 53.2% increase in commission on pension payments to Ch$5,944 million in 2003 from Ch$3,879 million in 2002; (ii) a 31.4% increase in fees from collection of insurance premiums to Ch$2,000 million in 2003 from Ch$1,522 million in 2002; and (iii) a Ch$785 million decrease in commissions on placement and servicing of loans. These increases were partially offset by (i) a 22.2% decrease in fees from contingent loans and letters of credit, and (ii) a 0.9% decrease in commissions on mutual and investment funds administration to Ch$2,580 million in 2003 from Ch$2,603 million in 2002. See "Business Overview--Lines of Business--Retail Banking".

     Our net income from services increased 26.3% to Ch$21,980 million in 2002 from Ch$17,400 million in 2001. This increase was primarily the result of (i) an 196% increase in fees charged on prepaid loans to Ch$1,716 million in 2002 from Ch$579 million in 2001 and (ii) a Ch$1,133 million increase in commissions on pension payments to Ch$3,879 million in 2002 from Ch$2,746 million in 2001. These increases were partially offset by: (i) a 100% decrease in financial advisory fees and (ii) a 50.4% decrease in fees from credit cards.

     The commission on pension payments stems from a clause in the pension payment contract that states that a commission is due if the balances held at the bank fall below a previously established level. This condition was met for the first time in 1999.

     For information related to our lines of businesses, see Note 28.2.e) ("Segment Information") to the Consolidated Financial Statements.

     Other Operating Income, Net. The following table sets forth the components of our other operating income, net for the years ended December 31, 2001, 2002 and 2003:


                                              Year ended December 31,                     % Change
                                       ---------------------------------------    ------------------------
                                       2001           2002            2003        2002/2001      2003/2002
                                       ----           ----            ----        ---------      ---------
                                         (in millions of constant Ch$ of
                                              December 31, 2003)
Gains (losses) on financial
   instruments, net................   8,640          6,202           2,756         (28.2)%        (55.6)%
Foreign exchange
   transactions, net...............  (4,204)       (14,479)         64,293         244.4         (544.0)
                                                                                   -----
Other operating income, net........   4,436         (8,277)         67,049        (286.6)%       (910.1)%
                                                                                   =====


     The significant increase registered under "Foreign exchange transactions, net" is mostly due to accounting principles that reflect the effect of foreign exchange operations on net income in two separate lines.

     In order to minimize exchange rate risk, we hedge our foreign currency position, which is short on foreign currency assets due to the increased sales of dollar forward contracts (mostly to attend the needs of our corporate clients), we invest in Central Bank's PRDs (Pagare Reajustable Dolar, a long term instrument issued by the Central Bank) and similar instruments. Such strategy allows us to maintain a low net foreign currency position, which as of December 31, 2003 amounted to only US$15.3 million. Nevertheless, the accounting principles make us acknowledge the effects without compensating them.

     The income from the restatement of instruments that are denominated in Chilean pesos but are restated according to the variations of the exchange rate, such as PRDs, is registered as interest income. The income from dollar forward contracts is acknowledged in "Foreign exchange transactions, net", and is shown here.

     In 2003, we recorded a gain of Ch$67,049 million in our other operating income, net, primarily due to accounting gains in foreign exchange transactions as a result of the strength exhibited by the Chilean peso, which meant a 18.9% decrease in the exchange rate, compounded by a high level of activity, and to small gains on financial instruments due to the declining interest rates.

     In 2002, we recorded a loss of Ch$8,277 million in other operating income, net, due to the losses from foreign exchange transactions which more than offset the gains obtained on financial instruments. This loss was in a period of depreciation of the local currency, with an 8.6% increase exhibited by the exchange rate, and it was also more apparent than real, since it was compensated by a similar gain in interest revenue. See "--Asset and Liability Management" and "--Exchange Rate Risk".

Other Income and Expenses. The following table sets forth the principal components of our other income and expenses for the years ended December 31, 2001, 2002 and 2003:


                                                    Year ended December 31,                    % Change
                                               ------------------------------------     ----------------------
                                                2001            2002          2003      2002/2001    2003/2002
                                                ----            ----          ----      ---------    ---------
                                               (in millions of constant Ch$ as of
                                                       December 31, 2003)
Recoveries of loans previously charged
   off.......................................    7,494          9,776         9,980       30.4           2.1
Recoveries of loans reacquired from the
   Central Bank..............................       81             17            18      (78.8)          5.9
Subtotal.....................................    7,575          9,793         9,998       29.3           2.1
Non-operating income.........................    3,987          4,625         6,813       16.0          47.3
Non-operating expenses.......................   (2,849)        (3,562)       (5,450)      25.9          53.0
Subtotal.....................................    1,138          1,063         1,363       (6.6)         28.2
Participation in earnings of equity
   investments...............................      (34)           117           154     (444.1)         31.6
                                                                                         -----
Total........................................    8,679         10,973        11,515       26.4%          4.9%
                                                                                         =====


     Recoveries of loans previously charged off amounted to Ch$9,980 million in 2003, up from Ch$9,793 million in 2002. Recoveries of loans reacquired from the Central Bank previously charged off, which will tend to decrease as the total amount of such loans decreases, accounted for approximately 0.2% of total recoveries in 2003. The increase in recoveries of loans previously charged off during 2003 comes from of a continued effort by us, and is a result of the economic conditions prevailing over the year and of the increase in the number of operational loans charged off in recent years.

     Other. In 2003, non-operating income increased by 47.3% while non-operating expenses increased by 53.0% from 2002 levels. Such increase in net non-operating income is mostly explained by the higher level of non-operating income attained in 2003, through an increase in the sale of assets received in lieu of payment, partly offset by the higher level of non-operating expenses caused by the losses and write-offs associated with the sales of those assets. In 2002, non-operating income increased by 16.0% while non-operating expenses increased by 25.9% from 2001 levels. The decrease in net non-operating income in 2002 was attributable principally to an increase in losses on the sale of assets received in lieu of payment and other assets.

     Operating Expenses

     The following table sets forth the principal components of our operating expenses for the years ended December 31, 2001, 2002 and 2003:


                                                   Year ended December 31,                     % Change
                                              ----------------------------------------    ----------------------
                                                2001            2002             2003     2002/2001    2003/2002
                                                ----            ----             ----     ---------    ---------
                                                 (in millions of constant Ch$ as of December 31, 2003)
Personnel salaries and expenses..........      33,430          33,449           33,504       0.1%          0.2%
Administrative and other expenses........      28,423          29,339           31,007       3.2           5.7
Depreciation and amortization............      10,154          13,122           13,284      29.2           1.2
                                                                                            ----
   Total.................................      72,007          75,910           77,795       5.4%          2.5%
                                                                                            ====

     The 2.5% increase in operating expenses to Ch$77,795 million in 2003 from Ch$75,910 million in 2002 was primarily the result of a 5.7% increase in administrative and other expenses and of a 1.2% increase in depreciation and amortization. Such increase in operating expenses is mostly due to one-time disbursements related to the grouping of the higher management of the Bank at a new location (together with the higher management of the BBVA Group in Chile) and to the significant investments made in technology with the implementation of the new "Altamira" systems.

     The 5.4% increase in operating expenses to Ch$75,910 million in 2002 from Ch$72,007 million in 2001 was primarily the result of the significant investments made in technology with the implementation of the new "Altamira" systems platform and to expenses related to the process of concentrating different units of the bank into a few locations.


     Loss from Price-level Restatement

     The net effect of the restatement of price-levels gave rise to a charge to net income of Ch$4,509 million, Ch$4,206 million and Ch$1,760 million in 2001, 2002 and 2003, respectively. See Note 21 to the Consolidated Financial Statements.

                                                                                Year ended December 31,
                                                                    -----------------------------------------------
                                                                         2001            2002             2003
                                                                         ----            ----             ----
                                                                    (in millions of constant Ch$ as of December 31,
                                                                                         2003)
Restatement of non-monetary accounts based on CPI:
   Bank premises and equipment....................................      1,869           1,824              592
   Other non-monetary assets and liabilities, net.................        815             939              352
   Shareholders' equity...........................................    (7,193)         (6,969)          (2,704)
   Net loss from price-level restatement .........................    (4,509)         (4,206)          (1,760)


     Income Tax

     Our effective tax rate was (5.4)% in 2001, (11.1%) in 2002 and 14.4% in 2003 compared to an average rate which we estimate to be 6.6% in 2001, 14% in 2002 and 16.5% in 2003 for Chilean financial institutions as a whole for such periods. The statutory rate on most of our income during these three years was 16%, 16.5% and 17% respectively. Our effective tax rate was different from the statutory rate primarily because of the amortization of the effects of adopting deferred income tax accounting in 1999. See Note 22 to the Consolidated Financial Statements.

     US GAAP Reconciliation

     We prepare our financial statements in accordance with Chilean GAAP, which differs in certain significant respects from US GAAP. The following table sets forth net income (loss) for the years ended December 31, 2001, 2002 and 2003 under Chilean GAAP and US GAAP and shareholders' equity (including net income
(loss) for the year) at December 31, 2001, 2002 and 2003 under Chilean GAAP and US GAAP.


                                                      At or for the year ended December 31
                                                    ------------------------------------------
                                                          2001            2002           2003
                                                          ----            ----           ----
                                                (in millions of constant Ch$ of December 31, 2003)
Net income (Chilean GAAP)......................          15,488          20,458         27,108
Net income  (US GAAP)..........................          15,776          17,087         31,651
Shareholders' equity (Chilean GAAP)............         252,621         259,593        264,578
Shareholders' equity (US GAAP).................         254,877         257,900        265,779
                                                        =======         =======        =======


     The principal differences which affect net income under Chilean GAAP and US GAAP relate to deferred income taxes and amortization of goodwill. The principal differences in accounting for shareholders' equity relate to loan origination fees and costs, amortization of goodwill on acquisition of Banesto Chile Bank, deferred income taxes and the accrual for mandatory dividends. Note 28 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and of shareholders' equity at December 31, 2002 and 2003.

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

     The composition of our assets and liabilities by currency and term and our shareholders' equity at December 31, 2003 was as follows:


                                                                               Foreign
                                                  Ch$            UF(1)        Currency(2)      Total       Percentage
                                                  (in millions of constant Ch$ of December 31, 2003, except for percentages)
  Assets:
Cash and due from banks                            235,325              -         30,502       265,827           7.80
Other assets:
Less than one year                                 704,848        298,904        484,436     1,488,188          43.67
   From one to three years                           4,534          9,993         37,627        52,154           1.53
   More than three years                           350,157      1,106,644        134,320     1,591,121          46.69
Bank premises and equipment and other                    -         55,329              -        55,329           1.62
Allowance for loan losses                          (44,632)             -              -       (44,632)         (1.31)
       Total                                     1,250,232      1,470,870        686,885     3,407,987         100.00
   Percentage of total assets                        36.69          43.16          20.16        100.00
Liabilities and Shareholders' Equity
   Non-interest bearing deposits                   427,359         39,660         27,821       494,840          14.52
Other liabilities:
   Less than one year                              703,796        121,693        391,781     1,217,270          35.72
   From one to three years                         356,027        593,307        105,794     1,055,128          30.96
   More than three years                            19,678        355,626            867       376,171          11.04
Shareholders' equity                                     -        237,470              -       237,470           6.97
Net income                                               -         27,108              -        27,108           0.80
       Total                                     1,506,860      1,374,864        526,263     3,407,987         100.00
   Percentage of total  liabilities  and
     shareholders' equity                            44.22          40.34          15.44        100.00

----------------------
(1) Includes monetary assets and liabilities denominated in UF and non-monetary assets, liabilities and shareholders' equity restated for inflation for accounting purposes.

(2) Includes assets and liabilities denominated in foreign currency. Foreign currency assets consist of U.S. dollars (57.7%), Ch$ readjusted by the variations of the US$ (40.2%), Euros (1.9%), Japanese yen (0.03%), and other currencies (0.05%). Foreign currency liabilities consist of U.S. dollars (97.3%), Euros (2.5%), Japanese yen (0.03%) and other currencies (0.01%),

     We typically have more Chilean peso-denominated liabilities than Chilean peso-denominated assets because our deposits, one of our principal sources of funding, are denominated in Chilean pesos. See "Operating Results--Overview".

     Exchange Rate Risk

     At December 31, 2003, our net foreign currency exposure, including Ch$169,777 million in dollar forward contracts, was Ch$9,155 million (US$15.3 million), equal to 3.5% of our capital and reserves. See Note 23 to the Consolidated Financial Statements, "--Asset and Liability Management" and "Business Overview--Chilean Regulation and Supervision--Foreign Exchange".

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

     The following table sets forth our foreign currency position.


                                                 Assets         Liabilities
                                             ---------------    ------------
                                             (in millions of constant Ch$ of
                                                    December 31, 2003)
Currency
US Dollars...............................         396,575           682,175
Ch$ readjusted by US$....................         276,432               336
Japanese Yen.............................             177               155
Euro.....................................          13,377            13,296
Other Currency...........................             324                78
Total....................................         686,885           696,040


     We have exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. The potential immediate loss that would result from a hypothetical 10% change in foreign currency exchange rates based on this position would be Ch$16,062 million. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the assets and liabilities presented in the table above are denominated.

     We enter into forward exchange contracts which are fundamentally of two types: (i) transactions between two foreign currencies, and (ii) transactions among Chilean pesos, UF and U.S. dollars. The first type are done for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar; the second type, which are carried out only in the Chilean local market, are utilized to take selling positions (liabilities) in foreign currency, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See "Business Overview--

Chilean Regulation and Supervision--Foreign Exchange" and "Description of Business--Selected Statistical Information--Average Balance Sheets and Interest Rate Data".


     B.   Liquidity and capital resources.


Maturity of Deposits at December 31, 2003

     The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2003, expressed in percentages. UF-denominated deposits are similar to Chilean-peso denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean CPI.


                                                                              Foreign
                                                         Ch$         UF       currency       Total
                                                        ----        ----      --------       -----
Demand deposits....................................     32.6         5.4        22.3         22.8
Saving accounts....................................        -         7.5           -          2.6
Time deposits:
    Maturity within 3 months.......................        -         0.1         0.1            -
    Maturity after 3 but within 6 months...........     39.0         4.7        77.1         29.5
    Maturity after 6 but within 12 months..........      6.7         4.3         0.5          5.5
    Maturity after 12 months.......................     21.7        78.0           -         39.6
                                                      -------------------------------------------
Total time deposits................................     67.4        87.1        77.7         74.6
Total deposits.....................................    100.0       100.0       100.0        100.0


     The following table sets forth information regarding the maturity of outstanding time deposits in excess of US$100,000 on deposit with us at December 31, 2003


                                                           Ch$               UF         Foreign currency       Total
                                                           ---               --         ----------------       -----
Time deposits:
    Maturity within 3 months..................          351,557           195,672            66,688           613,917
    Maturity after 3 but within 6 months......          163,122           151,074             2,098           316,294
    Maturity after 6 but within 12 months.....           96,300           218,313                 -           314,613
    Maturity after 12 months..................           59,473            45,754                 -           105,227
Total deposits in excess of US$100,000........          670,452           610,813            68,786         1,350,051


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

     At December 31, 2003, in accordance with the requirements of the General Banking Law, our ratio of Total Capital to Risk Adjusted Assets was 11.3% or Ch$74,636 million higher than the 8% minimum required by the first test under the Banking Law. Our ratio of Basic Capital to Total Assets was 6.9% or Ch$134,689 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     Our mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2001, 2002 and 2003.

Short-Term Borrowings

     Our short-term borrowings (excluding other obligations) totaled Ch$291,009 million as of December 31, 2001, Ch$389,315 million as of December 31, 2002 and Ch$352,961 million as of December 31, 2003.

     The principal categories of our short-term borrowings are amounts borrowed under repurchase agreements, domestic interbank loans and foreign trade lines of credit. The following table presents the amounts outstanding and the weighted-average nominal interest rate at the end of each year for each type of short-term borrowing:


                                                                   At December 31,
                                   ---------------------------------------------------------------------------
                                            2001                       2002                       2003
                                   ----------------------     ----------------------     ---------------------
                                                 Weighted                   Weighted                  Weighted
                                                 -average                   -average                  -average
                                                 nominal                    nominal                    nominal
                                   Year end      interest     Year end      interest     Year end     interest
                                    Balance        rate        Balance        rate        Balance       rate
                                   --------      --------     --------      --------     --------     --------
                                    (in millions of constant Ch$ of December 31, 2003, except for percentages)
Securities sold under
   agreements to repurchase......    174,350       6.48%       258,121        2.09%       171,721       1.50%
Domestic interbank loans.........     64,636       5.84         64,252        1.72         67,302       2.30
Borrowings under foreign
   trade credit lines                 52,023       2.05         66,942        1.73        113,938       1.30
                                     -------                   -------
Total short-term borrowings          291,009       5.55%       389,315        1.97%       352,961       1.59%
                                     =======                   =======

     The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated.



                                                        For the year ended December 31,
                                   --------------------------------------------------------------------------
                                           2001                       2002                      2003
                                   ---------------------     ---------------------      ---------------------
                                                Average                    Average                    Average
                                                nominal                    nominal                    nominal
                                   Average      interest      Average     interest      Average      interest
                                   balance        rate        balance       rate        balance        rate
                                   -------      --------      -------     --------      -------      --------
                                   (in millions of constant Ch$ of December 31, 2003, except for percentages)
Securities sold under
  agreements to repurchase.......   212,728       8.34%        226,467       2.80%      242,747       2.20%
Central Bank borrowings..........    13,217       6.72          17,037       6.00        13,083       4.60
Domestic interbank loans.........    91,369       4.65          91,340       7.50        86,349       3.30
Subtotal.........................   317,314                    334,844                  342,179
Borrowings under foreign
   trade credit lines                13,723       1.61          35,699       2.20       191,158       1.50
                                    -------                    -------
Total short-term borrowings         331,037       6.98%        370,543       6.98%      533,337       6.98%
                                    =======                    =======


     The following table presents the highest month-end balances of our principal sources of short-term borrowings during the periods indicated.


                                                                  Highest 2001      Highest 2002      Highest 2003
                                                                   month-end         month-end         month-end
                                                                    balance           balance           balance
                                                                  ------------      ------------      ------------
                                                                 (in millions of constant Ch$ of December 31, 2003)
Securities sold under agreements to repurchase.............          223,738           125,183           108,543
Domestic interbank loans...................................           73,840           100,798            87,900
Borrowings under foreign trade credit lines................           60,036           132,922           114,329
Central Bank borrowings....................................            7,147            27,747             9,000

Liquidity and Funding

     The following table sets forth our average daily balance of liabilities for the years ended December 31, 2002 and 2003, in each case together with the related average nominal interest rates paid thereon:


                                                                   Year ended December 31,
                                          --------------------------------------------------------------------------
                                                         2002                                   2003
                                          ----------------------------------      ----------------------------------
                                                                     Average                                 Average
                                          Average     % of Total     Nominal      Average     % of Total     Nominal
                                          Balance     Liabilities     Rate        Balance     Liabilities     Rate
                                          -------     -----------    -------      -------     -----------    -------
                                          (in millions of constant Ch$ of December 31, 2003, except for percentages)
Checking accounts....................      194,322         7.4%        --          202,094         6.6%        --
Time deposits........................    1,165,288        44.4%       4.8        1,554,483        50.5%       2.9
Savings accounts.....................       58,012         2.2%       3.8           57,340         1.9%       1.6
Mortgage finance bonds...............      249,516         9.5%       9.4          255,055         8.3%       7.2
Foreign borrowings...................      112,148         4.3%       2.4          191,158         6.2%       1.5
Bankers drafts and other demand
   deposits..........................      229,210         8.7%        --          255,495         8.3%        --
Central Bank Borrowings..............       17,037         0.6%       6.0           13,083         0.4%       4.6
Securities subject to agreements to
   repurchase........................      226,468         8.6%       2.8          242,747         7.9%       2.2
Subordinated bonds...................       31,244         1.2%       7.2           26,243         0.9%       8.0
Other bonds..........................       42,567         1.6%       5.9           38,316         1.2%       5.4
Borrowings from domestic financial
   institutions......................      133,808         5.1%       6.5           86,349         2.8%       3.3
Contingent liabilities...............       74,388         2.8%        --           75,181         2.4%        --
Other................................       92,372         3.6%        --           78,856         2.6%        --
                                                        -------
     Total liabilities...............    2,626,380      100.00%                  3,076,400      100.00%
                                                        =======


     We, through our liquidity management, seek to ensure our ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet our own working capital needs. Our most important source of funding is our customer deposits (which consist primarily of Chilean peso-denominated non-interest bearing checking accounts and Chilean peso- and UF-denominated interest bearing time and savings deposits). Checking account deposits are the least expensive source of funding for us and represented approximately 6.6% of our total average liabilities for the year ended December 31, 2003. Time deposits represented 50.5% of our total average liabilities for year ended December 31, 2003.

     As part of our overall business strategy, we seek to minimize our cost of funding by broadening our deposit base, particularly checking account balances, by cross-selling to existing customers and by broadening our customer base. See "Business Overview--Business Strategy".

     Mortgage Finance Bonds are issued to fund residential mortgage loans and certain of our commercial mortgage loans. Mortgage Finance Bonds have payment terms matched to the related loans and bear interest at a fixed rate. See "Business Overview--Lines of Business--Retail Banking--Residential Mortgage Lending". Foreign borrowings, which are used primarily in connection with our foreign trade operations, are mainly dollar-denominated short-term loans. See
Note 11 to the Consolidated Financial Statements.

     Central Bank borrowings constitute our fourth source of liquidity. The Central Bank provides credit to Chilean banks on a long-term basis to permit dollar- and UF-denominated financing of industrial and agricultural projects. The Central Bank also makes short-term credit lines, that generally mature within five days, available to banks to assist in liquidity management.

     Generally, we rely upon all sources of funding, choosing funding sources at any given time on the basis of cost and availability, in light of our general asset and liability management strategy. The minimum amount of liquidity required by us is determined by the reserve requirements of the Central Bank. See "Business Overview--Chilean Regulation and Supervision--Reserve Requirements". These reserves are currently 3.6% of time deposits and 9% of demand deposits. In addition, we are subject to a technical reserve requirements (the reserva tecnica) pursuant to which a certain amount must be held in cash or in highly liquid instruments. This amount is equal to the amount by which the amounts on deposit in checking accounts and in instruments that mature in less than 10 days exceed by 2.5 times our capital and reserves. The Central Bank imposes a uniform reserve requirement of 13.6% with respect to foreign currency-denominated liabilities. In June 1998, the Central Bank announced a reduction in this reserve requirement from 30% to 10% and in September 1998 announced a further reduction from 10% to 0%. We are able to recover the costs of maintaining these reserves on foreign currency-denominated liabilities by charging higher rates on foreign currency-denominated loans. Liquidity is also derived from our capital, reserves, subordinated bonds and investments, including government securities.

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

     The following table sets forth the repricing of our interest earning assets and our interest bearing liabilities at December 31, 2003 and may not be indicative of interest rate gap positions at other times.


                                                              Interest Rate Sensitivity
                                 -------------------------------------------------------------------------------------
                                  Up to        31-90       91-180      181-365                   Over 3
                                 30 days        days        days         days      1-3 years     years        Total
                                 -------       -----       ------      -------     ---------     ------       -----
                                     (in millions of constant Ch$ of December 31, 2003, except for percentages)
Interest earning assets(1)
   Ch$.....................       199,114      109,278     175,221      143,745     115,594      102,962     845,914
   UF......................        72,305       32,952      64,639       68,337     160,940      811,978   1,211,152
   Foreign Currency........        37,162       55,453      47,177      134,210      72,570      103,502     450,074
     Total.................       308,581      197,684     287,037      346,293     349,103    1,018,442   2,507,140
Interest bearing
   liabilities(2)
   Ch$.....................       365,724      216,483     185,354      154,545      61,130        5,000     988,236
   UF......................       149,728       99,875     170,878      241,823     171,791      238,548   1,072,642
   Foreign Currency........       240,754       70,856      46,005       60,700       4,955            2     423,273
     Total.................       756,207      387,213     402,236      457,068     237,877      243,550   2,484,151
Asset/liability Gap
   Ch$.....................      (166,610)    (107,204)    (10,133)     (10,799)     54,463       97,962    (142,322)
   UF......................       (77,423)     (66,922)   (106,238)    (173,486)    (10,851)     573,430     138,509
   Foreign Currency........      (203,592)     (15,403)      1,172       73,510      67,615      103,500      26,802
     Total.................      (447,625)    (189,529)   (115,199)    (110,776)    111,227      774,892      22,990
Cumulative Gap
   Ch$.....................      (166,610)    (273,814)   (283,947)    (294,747)   (240,284)    (142,322)
   UF......................       (77,423)    (144,345)   (250,583)    (424,069)   (434,921)     138,509
   Foreign Currency........      (203,592)    (218,995)   (217,823)    (144,313)    (76,698)      26,802
     Total.................      (447,625)    (637,154)   (752,353)    (863,129)   (751,902)      22,990
Ratio of cumulative gap to
   cumulative total interest
   earning assets
   Ch$.....................        (83.68)%     (88.79)%    (58.71)%     (46.98)%    (32.34)%     (16.82)%
   UF......................       (107.08)%    (137.13)%   (147.49)%    (178.01)%   (108.96)%      11.44%




                                                              Interest Rate Sensitivity
                                 -------------------------------------------------------------------------------------
                                  Up to        31-90       91-180      181-365                   Over 3
                                 30 days        days        days         days      1-3 years     years        Total
                                 -------       -----       ------      -------     ---------     ------       -----
                                     (in millions of constant Ch$ of December 31, 2003, except for percentages)


   Foreign Currency........       (547.85)%    (236.46)%   (155.82)%     (52.67)%    (22.13)%       5.95%
     Total.................       (145.06)%    (125.85)%    (94.84)%     (75.74)%    (50.51)%       0.92%

----------------------
(1)  Includes loans (other than contingent loans) and investments.

(2) Includes deposits, Central Bank borrowings, repurchase agreements, mortgage finance bonds and other interest bearing deposits (other than contingent liabilities).

     Variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held. As the above table reflects, our exposure to potential changes in Chilean peso interest rates is increased by the fact that at December 31, 2003, approximately 37.0% of our Chilean peso-denominated interest bearing liabilities and 23.5% of our Chilean peso-denominated interest earning assets have a repricing period of less than one month. Approximately 23.3% of our UF-denominated interest bearing liabilities and 13.6% of our UF-denominated interest earning assets have a repricing period of less than three months, which is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is currently indexed to reflect the daily effect of inflation, and as a result our exposure is limited to variations in the real interest rate among such assets and liabilities. Further, a substantial part of our foreign currency-denominated loans are funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have five to 30 year terms, are financed through Mortgage Finance Bonds issued for the same terms and in the same currency.

Cash Flow

     The tables below sets forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations regarding loans to related parties and minimum dividend payments.


                                                                            Year ended December 31,
                                                                  -------------------------------------------
                                                                       2001           2002           2003
                                                                       ----           ----           ----
                                                                  (in millions of constant Ch$ as of December
                                                                                   31, 2003)
Net cash (used in) provided by operating activities..........        (60,764)        32,954         219,661


     Cash provided by operating activities decreased Ch$93,718 million in 2003 compared to 2002, reflecting a larger decrease in the net change in trading investments in 2003 as in 2002, due to a better handling of the currency and rate fluctuations prevailing over this two year period.


                                                                                Year ended December 31,
                                                                      -------------------------------------------
                                                                           2001           2002           2003
                                                                           ----           ----           ----
                                                                      (in millions of constant Ch$ as of December
                                                                                       31, 2003)
Net cash used in investing activities............................        (144,783)      (535,387)      (258,186)


     Cash used in by investing activities decreased Ch$ 390,604 million in 2003 compared to 2002 as a result of a decrease in purchases of financial investments and an increase in the proceeds from sales of investments in 2003 compared to 2002.


                                                                                Year ended December 31,
                                                                      -------------------------------------------
                                                                           2001           2002           2003
                                                                           ----           ----           ----
                                                                      (in millions of constant Ch$ as of December
                                                                                       31, 2003)
Net cash provided by financing activities........................         159,889        617,690        87,037

     Net cash provided by financing activities in 2003 decreased as compared to 2002, reflecting the decrease in securities sold under agreements to repurchase (due to the improved handling of the currency and rate fluctuations), a smaller increase in banker's drafts and other deposits (due to the economic environment) and a 60% increase in the repayment of other long-term borrowings, due to the prepayment of borrowings taking advantage of the appreciation of the Chilean peso.

     The table below provides information on our principal loans and liabilities cash flows, based on the maturity or repricing period, the earlier and fair values as of December 31, 2003.

                                 Weighted-            Weighted-                Weighted-            Weighted-               Weighted
                                 average              average                  average              average                 average
                        2003     Interest    2004     Interest      2005       Interest   2006      Interest     2007       Interest
                       Amount      Rate     Amount      Rate       Amount        Rate     Amount      Rate       Amount       Rate
                       ------    --------   ------    --------     ------      --------   ------    --------     ------     --------
                                                      (in millions of constant Ch$ of December 31, 2003)
Assets
Commercial loans
  $...............      272,892     3.40      25,263       6.65      11,199      6.96      12,977       3.36      38,331      0.99
  UF..............      199,999     2.93      47,001       3.83      39,749      4.61      31,095       4.68      18,950      6.01
  Foreign Currency       57,930     1.08      18,167       0.28      28,536      0.97      15,839       0.35      13,575      2.39
Consumer loans
  $...............       69,219    14.45      51,700      15.16      40,428      6.40      26,580       6.61      16,212     11.89
  UF..............        2,661     5.53       1,900       7.53       1,826      7.20       1,786       7.03       1,845      7.08
  Foreign Currency          184     2.50           0       0.00           0      0.00           0       0.00           0      0.00
Mortgage loans
  $...............            0     0.00           0       0.00           0      0.00           0       0.00           0      0.00
  UF..............       22,475     9.82      21,936       8.91      21,276      4.19      20,653       8.91      20,180      8.91
  Foreign Currency            0     0.00           0       0.00           0      0.00           0       0.00           0      0.00
Foreign Trade
  loans
  $...............       18,949     4.08       3,736       2.30         926      0.00         140       0.00           0      0.00
  UF..............        2,082     1.68          40       0.00           0      0.00           0       0.00           0      0.00
  Foreign Currency      155,661     2.22      15,502       0.33      11,551      0.17       6,318       0.20       3,052      0.03
Lease contracts
  $...............        1,289     3.15       1,327       2.77           1      8.59       2,972       1.63         790      1.64
  UF..............       19,482     8.04      15,770       7.01         111      6.43      10,277       6.55       5,856      5.81
  Foreign Currency        2,141     0.74       1,367       1.02          99      0.53       1,401       1.09       1,404      1.15
Other outstanding
  loans
  $...............       44,004    13.86       5,950      18.83       1,452     19.52         112       0.00         119      0.00
  UF..............       14,666     3.12      15,570       2.65      14,972      2.55      15,514       2.58      16,111      2.63
  Foreign Currency            0     0.00           0       0.00           0      0.00           0       0.00           0      0.00
Total interest
  earning assets
  $...............      406,353     6.45      87,976      12.23      54,007      6.76      42,781       5.24      55,453      4.19
  UF..............      261,366     3.93     102,217       5.30      77,934      4.17      79,326       5.67      62,943      6.09
  Foreign Currency      215,917     1.90      35,036       0.33      40,187      0.74      23,558       0.35      18,031      1.90
Liabilities
Time Deposits
  $...............      833,189     3.74      59,449       5.22       1,681      8.47       1,000       7.20           0      0.00
  UF..............      569,621     1.55      43,907       2.49      13,069      3.25       6,218       4.05         212      5.09
  Foreign Currency       89,008     1.63           0       0.00           0      0.00           0       0.00           0      0.00
Savings accounts
  $...............
  UF..............            0     0.00      55,442       0.00           0      0.00           0       0.00           0      0.00
  Foreign Currency
Central Bank
  Borrowings
  $...............            0        0           0          0           0         0           0          0           0         0
  UF..............        3,887     4.11       1,364       6.00       1,446      6.00           0       0.00           0      0.00
  Foreign Currency            0        0           0          0           0         0           0          0           0         0


                                  Weighted
                                  average
                          2008    Interest
                         Amount     Rate      TOTAL    Fair Value
                         ------   --------    -----    ----------
                  (in millions of constant Ch$ of December 31, 2003)
Assets
Commercial loans
  $...............      38,118        0.98   398,781      384,638
  UF..............      88,921        5.40   425,715      425,847
  Foreign Currency         198        4.87   134,245      130,527
Consumer loans
  $...............      13,577       10.44   217,714      223,176
  UF..............       5,518        6.58    15,536       15,539
  Foreign Currency           0        0.00       184          184
Mortgage loans
  $...............           0        0.00         0            0
  UF..............     156,202        4.97   262,722      311,010
  Foreign Currency           0        0.00         0            0
Foreign Trade
  loans
  $...............           0        0.00    23,752       29,399
  UF..............           0        0.00     2,123        2,123
  Foreign Currency           0        0.00   192,084      184,584
Lease contracts
  $...............         395        8.49     6,775        6,734
  UF..............      29,879        5.84    81,375       81,611
  Foreign Currency       5,022        1.43    11,435       11,366
Other outstanding
  loans
  $...............       4,200        0.00    55,837       55,837
  UF..............     388,555        2.16   465,388      465,253
  Foreign Currency           0        0.00         0            0
Total interest
  earning assets
  $...............      56,290        3.24   702,859      699,783
  UF..............     669,075        3.45  1,252,859   1,301,384
  Foreign Currency       5,220        1.56   337,948      326,661
Liabilities
Time Deposits
  $...............       4,000        8.76   899,320      895,208
  UF..............         871       10.13   633,898      634,282
  Foreign Currency           0        0.00    89,008       89,008
Savings accounts
  $...............                                              0
  UF..............           0        0.00    55,442       55,442
  Foreign Currency                                              0
Central Bank
  Borrowings
  $...............           0           0                      0
  UF..............           0        0.00     6,697        6,049
  Foreign Currency           0           0                      0

                                 Weighted-            Weighted-                Weighted-            Weighted-               Weighted
                                 average              average                  average              average                 average
                        2003     Interest    2004     Interest      2005       Interest   2006      Interest     2007       Interest
                       Amount      Rate     Amount      Rate       Amount        Rate     Amount      Rate       Amount       Rate
                       ------    --------   ------    --------     ------      --------   ------    --------     ------     --------
                                                      (in millions of constant Ch$ of December 31, 2003)
Securities
  subject to
  agreements to
  repurchase
  $...............       22,266     2.25           0       0.00           0      0.00           0       0.00           0      0.00
  UF..............            0        0           0       0.00           0      0.00           0       0.00           0      0.00
  Foreign Currency      149,455     1.97           0       0.00           0      0.00           0       0.00           0      0.00
Mortgage finance
  bonds
  $...............
  UF..............       43,648     7.53      21,195       6.58      20,162      6.71      19,581       6.68      18,725      6.69
  Foreign Currency
Subordinated bonds
  $...............
  UF..............          736     6.94         740       7.35       1,070      7.35       1,968       7.35       2,022      7.35
  Foreign Currency
Other bonds
  $...............
  UF..............        4,015     5.83       5,035       5.83         982      5.83       1,041       5.83       1,103      5.83
  Foreign Currency
Borrowings from
  domestic
  financials
  $...............       37,838     4.75           0       0.00           0      0.00           0       0.00           0      0.00
  UF..............        7,830     1.65          46       4.00           0      0.00           0       0.00           0      0.00
  Foreign Currency       25,776     0.46           0       0.00           0      0.00           0       0.00           0      0.00
Foreign borrowings
  $...............
  UF..............
  Foreign Currency      207,477     1.15       3,560       1.64       1,319      1.51           0       0.00           0      0.00
Other obligations
  $...............        1,586        0           0          0           0         0           0          0           0         0
  UF..............        2,123     2.37       2,783       3.95       1,010      4.46       1,055       4.44         938      4.40
  Foreign Currency        7,809     0.23          64       7.15          13      7.27           2       7.40           0      0.00
Total interest
  bearing
  liabilities
  $...............      894,880     3.74      59,449       5.22       1,681      8.47       1,000       7.20           0
  UF..............      631,859     2.02     130,513       2.32      37,739      5.42      29,862       6.07      23,001      6.60
  Foreign Currency      479,525     1.44       3,624       1.74       1,332      1.57           2       7.40           0


                                  Weighted
                                  average
                          2008    Interest
                         Amount     Rate      TOTAL    Fair Value
                         ------   --------    -----    ----------
                    (in millions of constant Ch$ of December 31, 2003)
Securities
  subject to
  agreements to
  repurchase
  $...............            0        0.00    22,266       22,266
  UF..............            0        0.00                      0
  Foreign Currency            0        0.00   149,455      149,455
Mortgage finance
  bonds
  $...............                                               0
  UF..............      143,126        6.23   266,437      297,088
  Foreign Currency                                               0
Subordinated bonds
  $...............                                               0
  UF..............       16,229        7.35    22,765       22,724
  Foreign Currency                                               0
Other bonds
  $...............                                               0
  UF..............       21,909        5.83    34,085       37,728
  Foreign Currency                                               0
Borrowings from
  domestic
  financials
  $...............            0        0.00    37,838       37,838
  UF..............            0        0.00     7,877        7,877
  Foreign Currency            0        0.00    25,776       25,776
Foreign borrowings
  $...............                                               0
  UF..............                                               0
  Foreign Currency            0        0.00   212,355      212,355
Other obligations
  $...............            0           0     1,586        1,586
  UF..............        3,551        4.14    11,460       11,974
  Foreign Currency            0        0.00     7,888        7,888
Total interest
  bearing
  liabilities
  $...............        4,000        8.76   961,010      956,898
  UF..............      185,686        6.26  1,038,659   1,073,164
  Foreign Currency            0               484,482      484,482

Market Price Risk on Bonds Portfolio

     Our investment policy is oriented principally to low risk instruments with high liquidity. Over 58% of our portfolio consists of instruments from the Central Bank. All investments are made in accordance with the limits for both the instruments and for the specific issuer set by our Board of Directors. The investment portfolio is valued on a daily basis to keep price risk under control, and on a monthly basis to comply with the Superintendency's requirements and to keep the instruments marked-to-market. See "Business Overview--Chilean Regulation and Supervision". The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to our bonds portfolio on December 31, 2003 would be approximately Ch$58,259 million. See "--Asset and Liability Management" and "Business Overview--Chilean Regulation and Supervision--Foreign Exchange".

Capital Expenditures

     Capital expenditures in each of the years ended December 31, 2001, 2002 and 2003 totaled Ch$7,184 million, Ch$4,969 million and Ch$8,452 million, respectively. Capital expenditures consist mainly of investments to upgrade our communications and computer systems, improve existing branches and open new branches. Such capital expenditures were funded with resources generated through our operations. Our capital expenditures during 2004 will be used to further improve our communications and computer systems and to develop additional infrastructure.

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

     At December 31, 2003, in accordance with the requirements of the General Banking Law, our ratio of Total Capital to Risk Adjusted Assets was 11.3% or Ch$74,636 million higher than the 8% minimum required by the first test under the Banking Law. Our ratio of Basic Capital to Total Assets was 6.9% or Ch$134,689 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     Our mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2001, 2002 and 2003.

     Until 2003, the Bank's policy was to distribute 100% of its net income as dividends. The Ordinary Shareholder's Meeting held on March 24, 2004, adopted a new policy of distributing 50% of the dividends, effective in 2004, and authorized the management to place newly issued subordinated bonds in order to increase the Bank's capitalization, thus giving the Bank's room to continue its accelerated growth.

     C.   Research and Development, Patent and License

     Currently, we do not conduct any significant research and development activities.

     D.   Trend Information.

Competition

     The Chilean financial system is comprised of 26 private-sector banks (of which 16 are banks established in Chile and 9 are subsidiaries of banks established abroad, and one public-sector bank (BancoEstado). At December 31, 2003, the Chilean financial system had a total of Ch$33,480,544 million (US$55,855 million) of loans outstanding. In the last five years, the average annual rate of increase in outstanding loans for the Chilean financial system was 12.52% (compared with an average annual rate of increase in GDP of 2.52% during the same period) and the average annual return on average shareholders' equity was 13.12%.

     Foreign-owned banks have been operating in Chile since the 1930s. More than half of all Chilean banks are foreign-owned (considering those established in Chile and those classified as subsidiaries of foreign banks), including us. Such banks accounted for 40.0% of total loans made by the Chilean financial system at December 31, 2003.

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

     Because Chilean regulations do not impose barriers to entry into the Chilean market and do not restrict capital movements, we face significant competition from both domestic and foreign commercial and investment banks. See "Chilean Regulation and Supervision". The regulatory framework in the Chilean financial system has led to increased consolidation both in the universal bank sector and in the sectors of financial institutions specializing in specific products or markets. Concentration, as measured by the participation of the 10 major banks in total deposits, increased from 84.3% at December 31, 1999 to 89.7% at December 31, 2003.

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

     E.   Off-Balance Sheet Arrangements

     We do not have any off-balance sheet financings. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our consolidated financial statements.

     F.       Tabular Disclosure of Contractual Obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:


                                                                         Payments due by Period
                                                                           in millions of Ch$
                                                                Less than         1-3          4-5          After 5
                                                      Total       1 year         years        years          years
 Contractual obligations
 Operating leases...........................          19,004       3,470         4,821        3,168          7,545
 Unconditional purchase obligations.........          21,592       3,638         7,181        7,181          3,591
 Other long-term obligations................          15,140       1,620         4,056        2,704          6,760
 Total contractual cash obligations.........          36,732       5,258        11,237        9,885         10,351

 Commercial Commitments
 Lines of credit............................          89,142      76,917         6,679        1,995          3,551
 Standby letters of credit..................         211,603     206,724         4,879           --           --
 Guarantees (contingent liabilities)........          72,088      51,684        20,055          349           --
 Standby repurchase obligations.............         111,098     111,098           --            --           --
 Total commercial commitments...............         483,931     446,423        31,613        2,344          3,551


     Our operating leases are leases of branch facilities, none of them representing a relevant amount. Our only material contractual obligation (registered under "Unconditional purchase obligations" together with a small service contract with IBM) stems from a service contract signed with the BBVA Group by which we process all of our data at the facilities of BBVA Bancomer, in Mexico. See Note 15 to the Consolidated Financial Statements for information on previous payments.

     Other long-term obligations includes assorted service contracts (telephone, maintenance, transportation of documents and of personnel, etc.). Other contingencies and commitments with no specific maturity, as well as commitments or responsibilities arising in the ordinary course of business are discussed in
Note 14 to the Consolidated Financial Statements.

     See Note 14 to the Consolidated Financial Statements for more information on our most relevant commercial commitments.


Item 6.   Directors, Senior Management and Employees

     A.   Directors and Senior Management.

     Our administration is conducted by a Board of Directors which, in accordance with our By-laws, consists of nine directors who are elected at annual ordinary shareholders' meetings. The entire Board is elected every three years; the current Board was elected at an Ordinary Shareholder's Meeting on March 24, 2004. Cumulative voting is permitted for the election of directors. The Board may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held once a month. Extraordinary Board meetings are called when summoned by the Chairman or when requested by at least five directors.

     Our current directors and executive officers are as follows:

          Directors              Position
          ---------              --------

Jose Said Saffie(1)...........  Director and Chairman
Vitalino Nafria Aznar........  Director and Vice Chairman
Gustavo Alcalde Lemarie.......  Director
Ernesto Bertelsen Repetto.....  Director
Gonzalo Torano Vallina........  Director
Ricardo Massu Massu...........  Director
Antonio Martinez Jorquera.....  Director
Jaime Said Handal(1)..........  Director
Jose Fonollosa Garcia.........  Director


       Alternate Directors       Position
       -------------------       --------

Carlos Area Usatorre..........  Alternate Director
Jose Domingo Eluchans U. .....  Alternate Director

----------------------
(1) Mr. Jose Said S. is the uncle of Mr. Jaime Said H.


       Executive Officers        Position
       ------------------        --------

Ramon Monell Valls............  General Manager
Maria Elisa Abovic W. ........  Manager-Legal Division(1)
Enrique Hosiasson.............  Manager-Business Banking Division
Juan Escudero ................  Manager-Commercial and Personal Banking Division
Manuel Olivares...............  Manager-Corporate Banking Division
Jaime Uribe ..................  Manager-Treasury and Fund Management Division
Jose Joaquin Murguialday......  Manager-Credit Risk Division (2)
Jose Maria Jimenez............  Manager-Organization and Systems Division (3)
Marcos Balmaceda..............  Manager-Human Resources Division
Salvador Milan................  Manager-Planning and Financial Control Division
Jorge Cruz D. ................  Manager-Comptrolling Division
Magdalena Aninat S. ..........  Manager-Development Division (4)

----------------------
(1) Ms. Abovic retired effective April 1, 2004. The current Manager of the Legal Division is Mr. Rony Jara A.

(2) Mr. Murguialday was promoted to a position in Madrid, Spain, within the BBVA Group, effective April 1, 2004. The current Manager of the Credit Risk Division is Mr. Ignacio Perez-Caballero Martinez.

(3) The Administration Division was absorbed by the Organization and Systems Division, effective May 2003.

(4)  The Development Division was created on October 2003.



Subsidiaries
------------

Frank Leighton C. ............  General Manager-BBVA Brokerage
Alejandro Bertrand............  General Manager-BBVA Advisory
Eduardo Boizard...............  General Manager-BBVA Residential Leasing
Ian Couso.....................  General Manager-BBVA General Fund Manager
Ricardo Rosenbaum O. .........  General Manager-BBVA Insurance Brokerage

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

     Vitalino Nafria A. currently serves as our Vice-Chairman. Mr. Nafria has been a Director of BBVA Chile since 2002. He currently holds the position of Director General for America at the BBVA Group. Prior to that, he was CEO of BBVA Bancomer, a leading Mexican bank belonging to the BBVA Group. Mr. Nafria joined the BBVA Group in 1966.

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

     Gonzalo Torano V. has been a Director of BBVA Chile since 2003. Mr. Torano is a managing Director at the BBVA Group and is currently the Head of Corporate Development. He was previously Head of Corporate Finance and, prior to that, CEO at Argentaria. Mr Torano holds a degree in Economics from the Universidad Complutense de Madrid, Spain.

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

     Maria Elisa Abovic W. has been the Manager of our Legal Division since March 1997. Ms. Abovic has been employed by us since 1977 and held the position of Assistant General Counsel from 1992 until she accepted her position as Manager. She previously held the position of attorney to the Regional Planning Secretariat of the Fifth Region and was a member of the Private Law Faculty of the Universidad Catolica de Valparaiso. Ms. Abovic received her Law Degree from the Universidad Catolica de Valparaiso.

     Rony Jara A. has been the Manager of our Legal Division since April 2004. He received his Law Degree from the Universidad Catolica de Chile. He also obtained a M.Sc. LLM from Duke University. Mr. Jara has a distinguished professional career at banking institutions such as Banco de A. Edwards and Citibank.

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

     Ignacio Perez-Caballero Martinez, has been Credit Risk Manager of BBVA Chile since April 14, 2004. He holds a degree in Economics and Management from the Universidad de Zaragoza, Spain, an MBA from ESADE (Barcelona, Spain) and a PDG from IESE (Madrid, Spain). Prior to his appointment at BBVA Chile, he worked at the Credit Risk Division of Banco de Madrid, Deutsche Bank, Banco Exterior de Espana, Argentaria and at the Central Credit Risk Unit at BBVA.

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

     Magdalena Aninat S. has been the Development Manager since October 2003. Previously she was Human Resources Manager at Provida. She holds a degree in Psychology from the Universidad Catolica de Chile.

Subsidiaries

     Frank Leighton C. has been the General Manager of BBVA Corredores de Bolsa S.A. since February 1998. Previously, he was the General Manager of Bancredito S.A. Corredor de Bolsa. He received a degree in Business Administration from the Universidad Diego Portales.

     Alejandro Bertrand has been the General Manager of BBVA Asesorias y Servicios Financieros S.A. (our investment banking team) since February 2001. Mr. Bertrand holds an MBA from the Wharton School of the University of Pennsylvania and an Engineering degree from Pontificia Universidad Catolica de Chile.

     Eduardo Boizard P. has been the General Manager of BBVA Residential Leasing since its 2001. Previously, he was Branch Manager of our Corporate Office. He holds a degree in Civil Engineering from the Universidad Catolica de Chile.

     Ian Couso W. has been the General Manager of BBVA General Fund Manager since October 2003, when all of our fund manager subsidiaries merged into one General Fund Manager. At the time, he was the General Manager of BBVA Mutual Fund. Previously, he was the Commercial Manager at Larrain Vial, a well known brokerage house. He is an Industrial Civil Engineer from Universidad de Chile. He also holds an MBA from Universidad Adolfo Ibanez.

     Ricardo Rosenbaum O. has been the General Manager of BBVA Corredora Tecnica de Seguros since February 2003. He has a degree in Agricultural Engineering with a minor in Economics from the Universidad Catolica de Chile. Prior to joining BBVA Corredora Tecnica de Seguros in 1998, Mr. Rosenbaum was Commercial Manager at Tattersall Comercial S.A.


     B.   Compensation.

Compensation of Directors and Officers

     For the year ended December 31, 2003, the aggregate amount of compensation paid by us and our subsidiaries to all directors and executive officers was Ch$1,590 million (US$2.65 million). Our policy is not to disclose to our shareholders or otherwise make publicly available information relating to the compensation of our individual directors and officers. Such disclosure is not required under Chilean regulations.

     No money was set aside or accrued by us to provide pension, retirement or similar benefits for any of our directors or executive officers.

     C.   Board Practices.

     Our administration is conducted by our Board of Directors which, in accordance with our By-laws, consists of nine directors who are elected at an annual ordinary shareholders' meetings. The entire Board is elected every three years; the current Board was elected at an Ordinary Shareholder's Meeting on March 24, 2004. Cumulative voting is permitted for the election of directors. The Board may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held once a month. Extraordinary Board meetings are called when summoned by the Chairman or when requested by at least five directors.

     Directors Committee

     Law 19,705, published on December 20, 2000, established, among other changes to corporate regulations, the need to create a Directors Committee in order to reinforce self regulation strengthening the controls on the management activities. This Committee has three members which are appointed by the Board of Directors and holds office on January and July. It can also convene extraordinary meetings any time as they see fit. On March 26, 2003, the Board appointed Mr.Manuel Gonzalez Cid, Mr. Vitalino Nafria and Mr. Jose Said. Afterwards Mr. Gonzalez resigned from the Board and was replaced by Mr. Gonzalo Torano Vallina. On March 24, 2004, the Board appointed Mr. Gonzalo Torano, Mr. Vitalino Nafria and Mr. Jose Said.

     The Directors Committee has the following duties:

     i) To examine the reports form the external auditors and, as required, balances and statements of income presented by the management to the shareholders, and to issue a verdict about them before they are brought to the shareholders for their approval.

     ii) To present to the Board a proposal on the external auditors and the rating firms to be retained for the annual period, before the Board makes the forma proposal to the Annual Shareholders' Meeting.

     iii) To review the salaries and compensation plans for the senior management.

     iv) To examine all operations described in articles 44 and 89 of the Corporate Law, and to issue a verdict about them. A copy of such verdict shall be sent to the President of the Board, who will read it at the Board meeting in which the operation is to be approved.

     Audit Committee

     Our Audit Committee was established on October 23, 1995, as described in the Minutes of the board of directors dated October 23, 1995, on a recommendation issued by the Superintendent of Banks on a note dated October 11, 1995. This committee meets quarterly in March, June, September and December of each year. As of this date, the committee is composed of one director, Mr. Ernesto Bertelsen; the CEO, Mr. Ramon Monell; the Controller, Mr. Jorge Cruz; and the General Counsel, Mr. Rony Jara. If needed, the Committee can request the additional participation of the external auditors. As of December 31, 2002, the Audit Committee members were Mr. Bertelsen, Mr. Monell, Ms. Abovic (General Counsel at that time) and Mr. Daniel Planas. Mr. Planas was promoted to a position in another bank of the Group, and was replaced by Mr. Cruz on April 23, 2003. On April 2004, Ms. Abovic resigned from the Bank and was substituted by Mr. Jara.

     The Audit Committee presently has specific functions, approved by the Board of Directors, as well as procedures that enable it to comply with its mission. Its functions currently are:

     o To supervise the sufficiency, adequacy and efficient functioning of internal control systems in such a manner that ensures the correctness, reliability, sufficiency and clarity of (i) our financial statements as contained in the annual and quarterly reports, and (ii) the accounting or financial information which may be required by the Superintendency of Banks or other regulatory bodies, including those pertaining to countries where we carry out activities;

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

     On May 6, 2003, the Superintendency of Banks issued new regulations that make the Audit Committee an obligatory and essential part of the internal control systems in all Chilean financial institutions. Under the new regulations, this committee will be vested with the powers and resources necessary for the exercise of its fundamental function within the corporation. In accordance with the regulations and with our principles of corporate governance, it will be formed exclusively by independent directors, with the dedication, capacity and experience necessary for carrying out this duty. This Committee shall have specific rules, approved by the Board of Directors, which determine its functions, and establish the procedures to enable it to comply with its mission. Among its functions will be:

     o To supervise the sufficiency, adequacy and efficient functioning of internal control systems in such a manner that ensures the correctness, reliability, sufficiency and clarity of (i) our financial statements as contained in the annual and quarterly reports, and (ii) the accounting or financial information which may be required by the Superintendency of Banks or other regulatory bodies, including those pertaining to countries where we carry out activities;

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

     D.   Employees.

     At December 31, 2003, we had 1,771 employees, approximately 47% of whom belonged to one union, the Sindicato Unificado de Trabajadores del BBVA Banco BHIF. All management positions are held by non-union employees. We are party to one collective bargaining agreement which covers all of our unionized employees and which was renewed in April 2001 for 36 additional months, commencing in May 2001. We have only experienced a one-week strike since the union's formation in 1983 and consider relations with our employees to be good. Of our 1,771 employees, 59 were employed by our subsidiaries at December 31, 2003.

     E.   Share Ownership.

     As of May 31, 2004, the members of our Board of Directors owned an aggregate of 338,008,893 shares of BBVA Chile as shown in the table below.


                                    Directly                                      % of
                                     Owned       Indirectly                      Capital
      Name                           Shares     Owned Shares    Total Shares      Stock
      ----                          --------    ------------    ------------     -------
Chairman:
   Jose Said......................     971      61,078,536       61,079,507       16.91%
Vice Chairman:
   Vitalino Nafria  (1)...........       -     238,498,607      238,498,607       66.03%
Directors:
   Gustavo Alcalde (1)............       -             -               -           0.00%
   Gonzalo Torano (1).............       -             -               -           0.00%
   Jose Fonollosa (1).............       -             -               -           0.00%
   Antonio Martinez (1)...........       -             -               -           0.00%
   Ernesto Bertelsen (2)..........       -             -               -           0.00%

                                    Directly                                      % of
                                     Owned       Indirectly                      Capital
      Name                           Shares     Owned Shares    Total Shares      Stock
      ----                          --------    ------------    ------------     -------
   Jaime Said (2).................       -      19,567,147       19,567,147        5.42%
   Ricardo Massu (2)..............       -      18,863,632       18,863,632        5.22%
Total.............................     971     338,007,922      338,008,893       93.57%

----------------------
(1)  These Directors have been appointed to act on behalf of the BBVA Group.
(2) These Directors have been appointed to act on behalf of the local shareholders who signed the Shareholders Agreement with the BBVA Group.

     As of May 31, 2004, the executive officers and their families owned less than 1,000,000 shares. None of our senior executives holds 1% or more of our shares.

     See Item 7 for other share ownership information.


Item 7.   Major Shareholders and Related Party Transactions

     A.   Major Shareholders.

Principal Shareholders

     We are controlled by BBVA. As of December 31, 2003, BBVA controlled 66.03% of our outstanding shares ("the Shares"). Our former principal shareholders, the Said Group, the Massu Group, the Sumar Group and Fundacion (the "Former Principal Shareholders"), held 30.55% of our outstanding shares as of December 31, 2003 with the balance of the outstanding shares being held by the public. Our principal shareholders do not have different voting rights from the public.

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

     Since 1996, we have only Common Shares, all of which have equal voting rights. Each of the ADSs represent 10 Common Shares and each has the voting power of the corresponding 10 shares.

     The Said Group

     The Said Group controlled 22.33% of our outstanding Shares as of December 31, 2003. The Said Group plays a major role in certain industrial and commercial sectors in Chile, controlling Embotelladora Andina (Coca-Cola bottling company in Santiago) and Parque Arauco (one of Chile's largest shopping centers), among other entities. In addition, the Said Group is a controlling shareholder in Rio de Janeiro Refrescos (Coca-Cola bottler in Brazil). The Said Group is jointly controlled by Mr. Jose Said S., who is the Chairman of our Board of Directors, and Mr. Jaime Said D, who is also a member of our Board of Directors.

     The Massu Group

     The Massu Group controlled 5.22% of our outstanding Shares as of December 31, 2003. In addition to BBVA Chile, the Massu Group holds significant interests in Banco Boliviano Americano, Bifactoring, BHIF America Life Insurance Co. and certain real estate businesses. Mr. Ricardo Massu, the head of the Group, is a member of our Board of Directors.

   The Sumar Group

     The Sumar Group controlled 3.0% of our outstanding Shares as of December 31, 2003. In addition to its significant minority interest in BBVA Chile, the Sumar Group is primarily engaged in the textile industry through Manufacturas Sumar, one of the largest textile companies in Chile.

     The following table shows the percentage of shares owned by the Principal Shareholders, as of May 31, 2004.

                                               Common Shares
           Owner(1)                             (Thousands)        Voting Power
           --------                            -------------       ------------

BBVA......................................     238,498,607              66.03%
Said Group................................      80,646,654              22.33%
Massu Group...............................      18,863,632               5.22%
Sumar Group...............................      10,840,918               3.00%
Other.....................................      12,372,216               3.43%
                                               -----------             ------
     Total................................     361,222,027             100.00%
                                               ===========             ======
----------------------
(1) Certain shares owned by the Principal Shareholders have been pledged to secure obligations the aggregate amount of which is not material compared to the value of the shares pledged.

         At December 31, 2003, there were 5 holders of record of Common Shares in the form of ADSs. It is not practicable for us to determine the number of ADSs or Common Shares beneficially owned in the United States. Approximately 0.8% of the shares were property of non-Chilean stockholders.

     B.   Related Party Transactions.

Interest Of Management In Certain Transactions

     In accordance with the General Banking Law, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than 1% of our shares. Companies in which a director, officer or shareholder holds more than a 5% interest are also considered to be related parties, as well as companies that have common directors with us. In addition, the Superintendency of Banks can classify any individual or company as "related party" based on its own judgment. Article 89 of the Chilean Corporations' Act requires that a Chilean company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

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

     At December 31, 2003, loans to directors and officers amounted to Ch$12,334 million (US$ 20.6 million), or 4.7% of our regulatory capital at such date. The total amount of these loans was distributed among 1,462 borrowers, with the average loan being Ch$8.4 million. All of such loans are current and were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. See
Note 15 to the Consolidated Financial Statements. Expenses incurred by us in connection with services rendered by related parties were Ch$3,140 million (US$5.2 million), Ch$2,803 million (US$4.7 million) and Ch$2,764 million (US$4.6 million) for 2001, 2002 and 2003.

     C.   Interests of Experts and Counsel.

     Not applicable.


Item 8.   Financial Information

     A.   Consolidated Statements and other Financial Information.

     See Item 18 for the Company's Financial Statements.

     See Item 10 for the BBVA Chile's dividend distribution policy.

     Legal or Arbitration Proceedings

     Until July 23, 1999, Banco BHIF, currently BBVA Chile, had an obligation to administer the adjustment account (the "Adjustment Account"), arising from the purchase agreement for the shares of the former Banco Nacional, dated as of July 23, 1989.

     Our management and legal counsel believe that we would not suffer additional material losses due to claims brought by the selling party in connection with the administration of the "Adjustment Account". Our reasons are as follows:

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

     During 2001, judgments were rendered on two of the Claims". With respect to Claim 1 we were sentenced to pay UF 19,062 plus interest, totaling UF38,003.20. We complied and credited the equivalent amount in Chilean pesos to the liabilities due to us by Cidef S.A., the lowest rated company of the Errazuriz Group. With respect to

Claim 2 we were required to pay UF8,292.12 plus interest, totaling UF11,216.55. The payment was remitted to the court in the equivalent amount of Chilean pesos. A significant portion of the latter amount was retained in favor of BBVA Chile in relation to the proceedings brought against the Errazuriz Group of companies, that were submitted to the ordinary courts.

     In 2002, judgments were rendered on seven of the Claims, and four judgments were against us. With respect to Claim 3, we were sentenced to pay a total of UF10,206.67, and we complied by crediting the equivalent amount in Chilean pesos to the liabilities due to us by Cidef S.A. With respect to Claim 12, we were required to pay UF6,053.33 plus interest, and we complied partially by crediting the equivalent of the principal amount in Chilean pesos to the liabilities due to us by Cidef S.A., while waiting for the interest to be established. With respect to Claim 5, we were sentenced to pay UF27,431.02 plus interest. We have not been able to comply because the Errazuriz Group improperly transferred its right to collect from us in connection with Claim 5 and it has not been possible to determine who the present creditor is. With respect to Claim 6, we were sentenced to pay UF42,715.55 plus interest. This payment is on hold pending the outcome of an appeal we have filed with respect to this judgment.

     Judgments for three of the seven Claims were in our favor. With respect to Claim 17, the arbitration panel accepted arguments and determined that Comercial Las Dalias S.A. was not our creditor. With respect to Claim 9, the arbitration panel disallowed an allegation asking us to pay UF4,071.44 plus interest as indemnification. With respect to Claim 4, the arbitration panel rejected both our claim and the Errazuriz Group`s counterclaim.

     In 2003, judgment was rendered on Claim 10, requiring us to pay a total of UF2,311. The credit is still in the process of being liquidated. Judgment was also rendered on Claim 7, and we complied by crediting the equivalent of UF9,261.29 in Chilean pesos to the liabilities due to us by companies of the Errazuriz Group who are beneficiaries of the Adjustment Account. Judgment was also rendered on Claim 11, requiring us to pay a total of UF65,373 plus interest. This payment is on hold pending the outcome of an appeal we have filed with respect of this judgment.

     The following is the status of the remaining claims: Two will begin the discussion period and three have already concluded it; seven will begin the period of producing evidence, one is in the process of evidence production and three have concluded such period; three are in the process of sentencing and two are pending documentation to this effect; and finally, four claims are in the process of resolution of certain issues which will determine their procedural status.

     Considering the procedural stage of some of the pending proceedings and the complexity of the matters dealt with in others, it is not possible to determine the likely outcome of the actions brought against us. Although our management believes that the legal arguments presented by the sellers in support of these actions lack merit, no assurance can be given that the final outcome will not be adverse to us.

     By the end of year 2000, the Bank was notified of seven payments in court and set off effected by debtors of the Errazuriz Group, beneficiaries of the Adjustment Account, with the purpose of satisfying the total amount of their liabilities. In all of them, it was declared the absolute incompetence of the court, resolution(s) that has (have) been appealed.

     Due to the aforementioned, the Bank filed with the ordinary courts several actions requesting payment of all amounts due by each of the companies of the Errazuriz Group, based on their waiver of term. As of this date, in six of these actions sentence has already been rendered, and in one case is about to be rendered. From the cases sentenced, three of the judgments favored the Bank, and the others were rejected due to formal causes, as the payment offers and subsequent in court payments would not imply a waiver of term; however, all of these judgments recognize the existence of such credits. All sentences were appealed by the Bank and/or the defendants, and these appeals are awaiting public hearing.

     Also in year 2000, the Bank was notified of other payments into court and set off effected by debtors of the Errazuriz Group that are not beneficiaries of the Adjustment Account, aimed at paying off the total amount of their obligations. Due to this, the Bank also filed an action against these three debtors demanding full payment of the amounts due; as of this date, a sentence favorable to the Bank was obtained in two of such actions; the other has not yet been sentenced.

     As of this date, the Errazuriz Group has filed with the Ordinary Courts four legal actions against the Bank based on the arbitration judgments issued in claims 1, 3, 5, 6, 7, 10 and 12. In all these actions, the Bank presented the respective defenses, as they are founded on an intention of demanding cash payment of liabilities that the Bank applied to certain indebtedness (claims 1, 3, 7, 10 and 12); on the irregular assignment of credits (claim 5); or on demanding payment of obligations not yet due and payable (claim 6). The status of these actions is, respectively, the following: one, which discussion period has ended; one in a preliminary investigation stage; one about to be sentenced, and one that was declared as abandoned; this latter resolution was appealed.

     During year 2003, the Bank filed two challenge actions against the arbitrators, one of which was rejected or denied in first instance, and the other is in the period of producing evidence. During year 2004, on April 1st the Bank filed one challenge action against the arbitrators, which is in the course of litigation. During year 2003, the Bank filed two disciplinary proceedings, which were rejected; and one proceeding for total nullity of payment, which is still in the period of producing evidence.

     The Bank also filed two criminal complaints, one for breach of duties against an expert, and the other for forgery and misuse of public instrument; both are in the course of litigation. During year 2004, the Bank also filed three criminal complaints, for different types of fraud, which are in the course of litigation.

     Finally, the Errazuriz Group filed three criminal complaints for fraud, which are still in a preliminary stage of investigation, and one criminal complain for infraction to the General Banking Law. Notwithstanding the procedural status of these complaints, it is expected that no guilty verdict will be rendered against any executive or employee of the Bank.


CORFO-Inverlink Case

     A filing was made by Corporacion de Fomento de la Produccion (CORFO) of a civil action against BBVA Corredores de Bolsa S.A., as per Article 103 bis of the Criminal Procedure Code, assigning the latter the capacity of liable third party as former employer of Mr. Juan Pablo Prieto. CORFO filed this second complaint at the 2nd Criminal Court of Santiago (Case File No.: 176,739-MV) to complement, among others, the one filed against the aforementioned ex operator.

     Course of litigation: Exercise of the civil action filed results in the interruption of the running of the statute of limitations, as complaint must be formalized at the plenary. Alternatively, CORFO may as of now file a complaint with the civil courts, something that, according to information available to us, has not yet done. A bail was furnished for Banco Bilbao Vizcaya Argentaria, Chile to guarantee payment of any pecuniary obligation that may be imposed on the Broker in the final sentence. On March 19, 2004, and as a result of an accusation made personally by the Bank's external lawyers in order to obtain an investigation of possible illicit penalized acts (simulation of operations, false instruments and others) the Court opened a criminal investigation. On
May 27, 2004, it was ruled that Corfo's accountants had incurred in accounting misrepresentations, punishable acts included in Article 100 of the Tax Code, a proceeding that may only be initiated as a result of a lawsuit filed by the Internal Revenue Service or the Council for Defense of the State, which has not occurred to this date.

     Sanction imposed by the SVS: This institution fined BBVA Corredora de Bolsa S.A. in the amount of UF1,200 because of its supposed administrative responsibility. This sanction was challenged by BBVA Corredora de Bolsa S.A. on the ordinary courts. As of this date the sentence is pending to be rendered.


Item 9.   The Offer and Listing.

     A.   Offer and Listing Details.

     Nature Of Trading Market

     On June 24, 1996, we completed the public offering in Chile and internationally (the "Combined Offering") of our Series G common shares ("Series G Shares") and American Depositary Shares each representing ten Series G Shares. Prior to the Combined Offering, we had six series of shares (A through F) outstanding. Upon discharge in full of the Central Bank Subordinated Debt, each outstanding share of Series A through F was converted into a Series G Share. Following the Combined Offering, the public market for the ADSs and for Series G Shares in the United States, Chile or elsewhere improved significantly. At an Extraordinary Shareholders' Meeting held on April 1, 1997, the name of the Series G Shares was changed to Common Shares. As of December 31, 2003, 66.03% of the outstanding Shares of our capital stock was held by BBVA, 30.55% was held by the Former Principal Shareholders (and entities controlled by or affiliated with them), 0.80% was held by investors abroad in the form of ADSs and 2.63% was held by Chilean institutional investors, with no significant stock being held by the public.


Market Volume and Price Information

     During 2003, Common Shares were traded daily on the Santiago Stock Exchange at a rate of 0.010% of the average number of Common Shares outstanding during 2003, accounting for approximately 0.29% of the trading volume on the Santiago Stock Exchange over the same period. During 2003, the ADSs were also traded daily on the NYSE, at a rate of 0.03% of the average number of Common Shares outstanding during 2003.

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


                                    Daily Average
                                       Shares       Ch$ per Share     Daily Average ADR    US$ per ADR
                                    -------------   -------------     -----------------    -----------
Year ended December 31,               Trading                            Trading
                                       Volume        Low     High         Volume           Low    High
                                    -------------   ----    -----     -----------------    ---    ----
   1999......................           27,836       343      875          14,035           7     17
   2000......................           12,259       740      950           2,836          14     19
   2001 .....................           40,237       830    1,080          12,761          12     18

2002
   First Quarter.............           60,506       770      920           5,259          12     14
   Second Quarter............          127,719       760      840           5,025          11     13
   Third Quarter.............          128,837       700      850          14,332          10     12
   Fourth Quarter............          270,148       800      950          14,482          11     14

2003
   First Quarter.............           47,549       935    1,010           4,187          13     14
   Second Quarter............           15,089     1,000    1,120           1,476          13     15
   Third Quarter.............           48,219     1,050    1,325           1,001          15     19
   Fourth Quarter............           33,934     1,290    1,800           2,581          19     30
   December..................           60,133     1,569    1,600             143          24     25

2004
   January...................            3,427     1,425    1,569           1,886          23     27
   February..................           21,130     1,425    1,600           1,150          23     27
   March.....................            7,256     1,550    1,685           1,070          26     29
   April.....................              884     1,500    1,600             268          25     26
   May.......................            2,694     1,500    1,600             648          24     26

Source:  Santiago Stock Exchange, New York Stock Exchange.


     On December 31, 1999, the closing sale price per ADS on the New York Stock Exchange was US$14.88. On December 31, 2000, the closing sale price per Common Share on the Santiago Stock Exchange was US$1.47 On December 31, 2000, the closing sale price per ADS on the New York Stock Exchange was US$14.8. On December 31, 2001, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$920 (equivalent to US$1.4 at Ch$656.20 per US$1.00, the Observed Exchange Rate on such date). On December 31, 2001, the closing sale price per ADS on the New York Stock Exchange was US$13.40. On December 31, 2002, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$940 (equivalent to US$1.32 at Ch$712.38 per US$1.00, the Observed Exchange Rate on such date). On December 31, 2002, the closing sale price per ADS on the New York Stock Exchange was US$13.17. On December 31, 2003, the closing sale price per Common Share on the Santiago Stock Exchange was Ch$1,569 (equivalent to US$2.62 at Ch$599.42 per US$1.00, the Observed Exchange Rate on such date). On December 31, 2003, the closing sale price per ADS on the New York Stock Exchange was US$24.90. On April 30, 2004 the closing sale price per Common Share on the Santiago Stock Exchange was Ch$1,500 (equivalent to US$2.40 at Ch$624.84 per US$1.00, the Observed Exchange Rate on such date). On April 30, 2004, the closing sale price per ADS on the New York Stock Exchange was US$25.40. On
May 31, 2004, the closing sale price per ADS on the New York Stock Exchange was US$24.10.

     At December 31, 2003, there were 5 holders of record of Common Shares. It is not practicable for us to determine the number of ADSs or Common Shares beneficially owned in the United States. Approximately 0.80% of the shares were property of non-Chilean stockholders.

     The ADSs and the Common Shares have been listed on the New York Stock Exchange and on the Santiago Stock Exchange since June 18, 1996, respectively.

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

     Dividends payable to holders of ADSs will be paid net of foreign currency conversion fees and expenses of the Depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under "Taxation"). Owners of the ADSs will not be charged any dividend remittance fees by the Depositary with respect to cash dividends. See "Taxation".

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

     Under the current Ley General de Bancos (the "General Banking Law"), a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Pursuant to our By-laws, the annual dividend is proposed by the Board of Directors and approved by the shareholders at the annual ordinary shareholders' meeting held in the first four months of the year following the year with respect to which the dividend is proposed. Following shareholder approval, the dividend is declared and paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same. Under the Chilean Corporations' Act, Chilean public corporations are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank's outstanding stock so determine.

     A.   Plan of Distribution

     Not applicable.

     B.   Markets

     The ADSs and the Common Shares have been listed on the New York Stock Exchange and on the Santiago Stock Exchange since June 18, 1996, respectively.

     C.   Selling Shareholders

     Not applicable.

     D.   Dilution

     Not applicable.

     E.   Expenses of the Issue

     Not applicable.


Item 10.      Additional Information.

     A.       Memorandum and Articles of Association.

     Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our By-laws and Chilean law. This description contains all material information concerning the Shares, and is qualified in its entirety by reference to the By-laws (a copy of which has been filed as an exhibit to this 20-F), the General Banking Law, the Chilean Corporations' Act and the Ley de Mercado de Valores No. 18,045 (the "Securities Market Law"), each referred to below.

     General

     Shareholders' rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation's estatutos (which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States), by the General Banking Law and by the provisions of the Chilean Corporations' Act applicable to open stock corporations. Article 41 of the General Banking Law establishes that the banks are governed by this law and, in subsidy, by the provisions of the Law on Joint-stock Companies, as soon as they can conciliate or they are not against its rules; also, Article 137 of the Chilean Corporations' Act provides that all provisions of the Chilean Corporations' Act take precedence over any contrary provision in a corporation's estatutos. Both the Chilean Corporations' Act and our By-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings or, at the option of the plaintiff, in the ordinary courts in Santiago, Chile.

     The Chilean securities markets are principally regulated by the SVS under Securities Market Law and the Chilean Corporations' Act. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations' Act sets forth rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those shareholders who individually, or through other individuals or companies, exceed such percentage, and all other companies that publicly offer their stock.

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

     A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

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

     Finally, the OPA Law also contemplates transitional rules which would exclude the operation of the OPA Law in the following cases: (i) When a present controlling shareholder sells to an unrelated new controlling shareholder within a three year period after the OPA Law comes into effect. To be entitled to this right a special shareholders meeting must agree, within 6 months following to the enactment of the law, that the corporation is going to be subject to the transitional rule. (ii) The sales and purchases that are performed in fulfillment of the rights granted by a shareholders agreement executed prior to the enactment of the law.

     The shareholders of BBVA Chile have not passed any decision regarding such transitory rule therefore making it non applicable.

     Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability and probity of the purchasing party.

     Article 84 No. 2 of the General Banking Law creates the presumption that natural persons who are holders of Shares and who beneficially own more than 1% of the Shares are related to us and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the Shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADRs representing 5% or more of the total amount of shares of capital stock issued by such bank.
     Neither Chilean law nor the By-laws impose specifically on nonresident or foreign owners any limitations on the rights of such owners to hold or vote the Shares.

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

     Article 22 of the Chilean Corporations' Act states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders' meeting.

     Preemptive Rights and Increases of Share Capital

     The Chilean Corporations' Act provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. The OPA Law now requires that ADS holders be given the same rights as local shareholders. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the Depositary as the registered owner of the Shares underlying the ADSs. See "Cash Dividends and Other Distributions".

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

     Shareholders' Meetings and Voting Rights

     An ordinary annual meeting of shareholders is held within the first four months of each year, but in any case following the preparation of our financial statements for the previous year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by the Board of Directors, elects the Board of Directors and approves any other matter which does not require an extraordinary shareholders' meeting. The last ordinary annual meeting of our shareholders was held on March 24th, 2004. Extraordinary meetings may be called by the Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by the Board of Directors when requested by shareholders representing at least 10% of the issued voting shares or when requested by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper published in our corporate domicile (currently Santiago) in a prescribed manner, and the first notice must be published not fewer than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed no fewer than 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notice in La Nacion.

     The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued Shares; if a quorum is not present at the first meeting, the meeting can be reconvened within 45 days (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of Shares represented. The shareholders' meetings pass resolutions by the affirmative vote of an absolute majority of those Shares with voting rights present or represented at the meeting. The vote required at any shareholders' meeting to approve any of the following actions, however, is a two-thirds majority of issued Shares: (i) a change of organization, merger or spin-off, (ii) an amendment to our term of existence or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) a modification of the powers of shareholders or limitations on the powers of the Board of Directors, (vi) a reduction in the number of members of the Board of Directors, with prior approval of the Superintendency of Banks. (vii) the transfer of all corporate assets and liabilities or of all corporate assets. (viii) the way to distribute the social benefits; and, (ix) the others set forth by the by-laws.

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

     The Chilean Corporations' Act provides that wherever shareholders representing 10% or more of the issued voting shares so request, a Chilean company's annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders' comments and proposals in relation to the company's affairs. Similarly, the Chilean Corporations' Act provides that whenever the Board of Directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company's voting shares who have requested that such comments and proposals be so included.

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

     Registration and Transfers

     We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned Shares, a single person must be appointed to represent the joint owners in dealings with us. This person may be either one of the joint owners or their legal representative.

     B.   Material Contracts.

     Shareholders' Agreement

     On September 24, 1998, Banco Bilbao Vizcaya, S.A., (now BBVA) entered into an agreement (the "Agreement") with Inversiones Caburga S.A., Inversiones del Pacifico S.A., Compania de Leasing y Arriendo S.A., Inversiones Santa Virginia Limitada, Panamerican Holdings Limited Agency in Chile, Inversiones Valparaiso S.A., Inversiones Corinto Limitada and Fundacion Educacional de Beneficencia Maria Teresa Brown de Ariztia; and Jose Domingo Eluchans Asesorias Limitada (collectively, "the former controllers"). We refer to all the parties to the Agreement as the "Shareholders".

     In their capacities as our controlling Shareholders, the parties agreed to coordinate their actions in order to jointly manage and develop our business. To this end, they agreed upon operating standards for us and our subsidiaries, which complement those required by law, regulations and our By-laws. The principal standards refer to:

     Board of Directors. According to the Agreement, the Board shall be composed of 9 office holders and two alternates and, in the event of a merger or acquisition, the number of members may be increased to 11. Given the composition of the Shareholders, the parties to the Agreement may appoint all of the directors, with BBVA presently entitled to appoint a majority of the Board. In addition the parties agreed upon rules to be applied to the appointment of the Chairman, to the replacement of directors, for setting dates for Board meetings, for passing resolutions and to the appointment of the General Manager and the exercise of some of his most important faculties.

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

     Purchase of Shares on the market by the parties. Purchase and sale of Shares on the Stock Exchange. Third-party purchases are freely authorized, provided the purchases are made on the Stock Exchange and the purchaser fulfills the obligation of offering the other Shareholder a percentage of the Shares purchased at unit acquisition cost, which percentage must be equal to the relative holdings of the Shareholders at the time. The sale of shares on the Stock Exchange is only permitted if, having fulfilled the obligation of offering its acquisition to the other party, that party is not interested.

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


     Data Processing Agreement

     During year 2003 and as of this date, the Bank's data processing has been performed, on a test basis, by BBVA Bancomer at the Regional Computing Center of Monterrey, Mexico.

     To this end, the Bank and BBVA Bancomer subscribed on August 28, 2002, a preparatory agreement aimed at verifying whether BBVA Bancomer has the necessary capacity to provide such service.

     On December 18, 2002, a second agreement was executed with the purpose of regulating the second testing phase, which contemplated the provision of transmission support services, data processing services and an electronic services center; expansion of the tests' purposes; connection in real time of all branches, and running of all processes on a continuous basis. Said agreement was extended on April 24, 2003, June 30, 2003, and December 18, 2003, and its effective period expires on April 30, 2004.

     Based on the fact that the testing period has been successful, the approval for subscribing a Final Agreement should be requested in order for BBVA Bancomer to provide all data processing services required.

     Additional Benefits. Considering the growth experienced by the Bank, and particularly the increase in the volume of transactions, if such growth continues in the medium term, an investment in new equipment would be required if the data is to be processed internally; such investment would not be required if the services of BBVA Bancomer are contracted.

     Authorization from the Superintendency of Banks. By Letter No. 10213 of November 4, 2002, the Superintendency of Banks authorized the Bank to perform all data processing abroad, through BBVA Bancomer.

     Upon reviewing the background information provided, the Committee decided to recommend the execution of such agreement, as per the terms and conditions proposed, as it deemed that such terms and conditions agree with those usually prevailing in the market for this type of transactions. According to the above this contract became effective as of April 1, 2004.

     D.   Exchange controls.

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

     Until April 19, 2001, Chapter XXVI, Title I of the Compendium ("Chapter XXVI") regulated the issuance of ADSs by a Chilean company and the access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of shares deposited or shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto).

     On April 19, 2001, Chapter XXVI was derogated by the Central Bank and it established under Chapter XIV that will be considered "investments", for the purpose of Chapter XIV, the acquisition of shares of Chilean open stock corporations to be withdrawn in exchange for a certificate representing such shares, as is the case of ADRs, that are traded in foreign markets. Additionally, the Central Bank sets forth on Chapter XIV that the withdrawn of shares in exchange for a certificate representing such shares or reverse will be subject to the rules applicable under Chilean law.

     Even though the Central Bank eliminated Chapter XXVI, all ADRs that have been issued according to Article 47 of the Central Bank Act and Chapter XXVI will be subject to such regulations and to their own Foreign Investment Contract, without regard of the derogation of Chapter XXVI.

     The ADSs representing Common Shares are the subject of a contract dated June 19, 1996 (the "Foreign Investment Contract") between the Central Bank, us and the Bank of New York as Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI.

     The following is a summary of material provisions in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agrees to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws Common Shares upon delivery of ADSs (such Common Shares being referred to herein as "Withdrawn Shares"), access to the Formal Exchange Market to convert pesos to dollars (and remit such dollars outside of Chile) in respect of Common Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile that such Withdrawn Shares were sold on a Chilean Exchange) or from shares distributed because of the liquidation merger or consolidation of the Bank, (c) proceeds from the sale in Chile of rights to subscribe for additional Common Shares, (d) proceeds from the liquidation, merger or consolidation of BBVA Banco BHIF, and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Common Shares represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are re-deposited with the custodian. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such Common Shares in exchange for ADRs, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, see "Exchange Rates". Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments is conditioned upon certification by BBVA Banco BHIF to the Central Bank that a dividend payment has been made and any applicable tax has been withheld, which certification BBVA Banco BHIF has agreed to provide at the appropriate time.

     Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon is conditioned upon receipt by the Central Bank of certification by the custodian that such Common Shares have been withdrawn in exchange for ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Common Shares) until such Withdrawn Shares are re-deposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase Common Shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in Common Shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Common Shares, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into Chilean pesos. Common Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Common Shares.

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

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying Common Shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. See also "Description of By-laws--Ownership restrictions"

     E.   Taxation.

Chilean Tax Considerations

     The following discussion summarizes the principal Chilean income tax consequences of the purchase, ownership and disposition of ADSs or Common Shares by an individual who is not domiciled or resident in Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

     This summary is based upon the tax laws of Chile and relevant interpretations thereof (including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings) in effect on the date of this Annual Report, all of which are subject to change. There is no income tax treaty in force between Chile and the United States.

     HOLDERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAX LAWS.

     Cash Dividends and Other Distributions

     Cash dividends paid by us with respect to the ADSs or Common Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by us (the "Withholding Tax"). If we have paid corporate income tax (the "First Category Tax") on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax, though not on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax paid by us is proportionately reduced. It must be considered that the First Category Tax rate for earnings from commercial year 1991 until 2001 was 15%, for the year 2002 was 16%, for the year 2003 was 16.5% and for years 2004 and thereafter a rate of 17% is and will be applicable. Therefore, it is possible that different rates of credits may be available for a single dividend.

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

     The example below illustrates the effective Chilean Withholding Tax rate burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of BBVA distributable after payment of the First Category Tax:

BBVA Chile....................................................          100.0
First Category Tax (17% of Ch$100)............................          (17)
Net distributable income......................................           83
Dividend distributed (30% of net distributable income)........           24.90
Withholding Tax (35% of the sum of Ch$ 24.90 dividend
     Plus Ch$5.10 First Category Tax paid)....................          (10.5)
Credit for 17% of First-Category Tax..........................            5.10

Net additional tax withheld...................................            5.40
Net dividend received.........................................           19.5
Effective dividend withholding rate...........................           21.7%

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

     As is stipulated in number 8 of the Shareholders Agreement signed on September 24, 1998 by BBVA Chile, (then BBVA), Inversiones Caburga S.A. and other shareholders, our policy on dividend distribution is defined as "to distribute every year at least 50% of the distributable net income from the corresponding fiscal year". The distributable net income is the net income that can be distributed according to law and regulations.

     Capital Gains

     Disposition of ADSs

     Gain realized on a sale or other disposition by a Foreign Holder of the ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such sale or other disposition occurs outside Chile and that such ADSs (or
ADRs) are also located outside Chile. The deposit and withdrawal of Common Shares in exchange for ADSs will not be subject to any Chilean taxes.

     Disposition of Common Shares

     Gain recognized on a sale or exchange of Common Shares (as distinguished from sales or exchanges of ADSs representing such Common Shares) will be subject to Chilean income taxes at an effective rate of 35% if (i) the Foreign Holder has held the Common Shares for less than one year since exchanging ADSs for the Common Shares, (ii) the Foreign Holder acquired and disposed of the Common Shares in the ordinary course of its business or as a regular trader of shares (i.e., the holder is "usually engaged in the purchase and sale of shares"), or (iii) the Foreign Holder and the purchaser of the Common Shares are "related parties." For this purpose, a "related party" is any entity in which the foreign holder is (a) a partner, (b) a shareholder if such entity is a closed stock corporation, or (c) a shareholder with more than 10% of the shares if such entity is an open stock corporation. In all other cases (i.e., if the foreign holder is not habitual and has held the shares for at least one year prior to their sale and such sale was not made to a related party), gain on the disposition of Common Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%) as a sole tax.

     For purposes of determining gain upon their sale, the tax basis of Common Shares received in exchange for ADSs will be the acquisition value of the Common Shares on the date of the exchange, adjusted for the Chilean Consumer Price Index (domestic inflation) variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the Deposit Agreement, which values Common Shares which are being exchanged at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date on which the exchange is recorded, will determine the acquisition value for this purpose.

     In case of conversion of ADSs into Common Shares and the immediate sale of such Common Shares, because of the mechanisms under which the Santiago Stock Exchange operates, the sales price of the Common Shares is determined two days prior to the date on which the exchange is recorded and the ownership transfer of the Common

Shares resulting from the exchange actually takes place. Therefore, if the price of the Common Shares does not fluctuate within those two days or goes up, no capital gain shall be generated. However, if the value of the Common Shares on the Santiago Stock Exchange goes down within those two days, a capital gain subject to taxation in Chile should be generated equal to the difference between
(i) the sales price determined two days prior to the date the conversion of ADSs into Common Shares is recorded, and (ii) the highest reported sales price of the Common Shares on the Santiago Stock Exchange on such recording date.

     The above has been clarified by the Internal Revenue Service of Chile by Ruling No. 3708 of October 1, 1999 upon consultation by the Santiago Stock Exchange. Such ruling also accepts as valid (for the purposes of determining if capital gains are generated) the amendment of the Deposit Agreement by the parties thereto setting forth that the acquisition value of the Common Shares resulting from an exchange of ADSs should be the price registered in the relevant invoice issued by the stock broker through whom the sale of such Common Shares took place, provided, however, that such sales price is determined within no more than two Santiago business days prior to the date on which the conversion of ADSs into Common Shares and the subsequent transfer of such Common Shares are recorded.

     Any gains on the sale or transfer of common shares will not be subject to any Chilean tax, regardless of whether the seller performs such operations in a regular basis or not, if the gains are obtained on the sale or transfer of common shares which had presence at the stock exchange no more than 90 days prior to the date of the operation, given that the operation is carried at a Chilean stock exchange, at a foreign stock exchange authorized by the regulating body of the country, or in a public offering ruled by Title XXV of the Securities Market Law.

     Disposition of Preemptive Rights

     Amounts received in exchange for the sale or assignment of preemptive rights relating to Common Shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter to the extent described above) as it is considered income and is taxed accordingly.

     Other Chilean Taxes

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of Common Shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or Common Shares.

     Withholding Tax Certificates

     Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

     U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Common Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold Common Shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by the actions of parties to whom the ADSs are released.

     Taxation of Distributions

     Distributions paid on ADSs or Common Shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. You should consult your own tax advisors regarding the implications of this new legislation in your particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes.

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

     Chilean taxes withheld from dividends on Common Shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may elect to, deduct otherwise creditable Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

     Sale and Other Disposition of Common Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Common Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Common Shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the Common Shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from Common Shares or ADSs may not be creditable against your U.S. federal income tax liability.

     Passive Foreign Investment Company Rules

     Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we believe that we will not be considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for 2003. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or Common Shares, certain adverse consequences could apply to you.

     If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of ADSs or Common Shares would be allocated ratably over your holding period for the ADSs or Common Shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Common Shares in excess of 125 percent of the average of the annual distributions on ADSs or Common Shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to market election) may be available to you that may mitigate the adverse consequences of PFIC status.

     Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient, or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     F.   Dividends and Paying Agents.

     Dividends

     Not applicable.

     G.   Statement by Expert.

     Not applicable.

     H.   Documents on Display.

     We file annual and special reports and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison, Suite 1400, Chicago, Illinois 60661. You may request a copy of these filings by writing or telephoning the offices of BBVA in New York, 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. BBVA's telephone number is (212) 728-1660.


Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

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

     Trading Risk

     The estimation of potential losses that could arise from reasonably likely adverse changes in market conditions is the key element of managing market risk. As from 2002 we have installed institutional tools that enable us to use the value at risk methodology ("VAR"). VAR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or "time horizon," if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account numerous variables that may cause a change in the value of BBVA Chile's portfolios, including interest rates, foreign exchange rates, securities prices and volatility and any correlations among the foregoing.

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

     We use VAR as a tool to estimate and limit market risks related to all of our trading activities. Two types of limits will be used to seek to control market risk arising from our trading activities: limits based on VAR and stop-loss. Currently, the limit based on VAR is at Ch$1,800 million
(US$3 million), and the actual VAR as of December 30, 2003 was of Ch$1,169 million (64.9% of the limit), mostly on interest rate (Ch$1,155 million). Limits on particular portfolios, products and individual traders are established within each business. The VAR model incorporates numerous variables that could impact the fair value of our trading portfolio, as well as correlations that exist among these variables. It takes into account our exposures to price and interest rate risk and our exposure to implied volatility risks.

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

Item 12.  Description of Securities Other than Equity Securities.

          Not applicable.

                                     PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies.

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

          None.

Item 15.  Controls and Procedures

     As of December 31, 2003, the Bank, under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank's disclosure controls and procedures. The Bank's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Bank's Chief Executive Officer and Chief Financial Officer concluded that the Bank's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

There has been no change in the Bank's control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting.


Item 16.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Mr. Ernesto Bertelsen qualifies as an audit committee financial expert.


Item 16B. Code of Ethics

     The registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, and to all persons performing functions of any kind as employees of the Bank. Such document is called "Codigo de Conducta del Grupo BBVA" ("BBVA Group Code of Conduct"), and it applies to all officers and employees of all subsidiaries of the BBVA Group all over the world. A copy of the code will be provided to any person without charge upon request made in writing to: Corporate Secretary and General Counsel, Banco Bilbao Vizcaya Argentaria, Chile S.A., Pedro de Valdivia 100, Providencia, Santiago, Chile.

Item 16C. Principal Accountant Fees and Services.

     Our principal auditors were chosen by the Board on a proposal by the Directors Committee. The firm chosen was PricewaterhouseCoopers, which has been approved by the Superintendency of Banks to perform audit services for banking institutions.


Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003.

                                                  Year ended December 31,
                                                  -----------------------
                                                    2003           2002
                                                    ----           ----
                                                      (Ch$ millions)

Audit fees..................................         184            191
Tax fees....................................          17              1
             Total fees.....................         201            192


     Audit fees in the above table are aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements and services that are normally provided by PricewaterhouseCoopers in connection with statutory and regulatory filings or engagements, and attest services.

     Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax services related to tax compliance and other tax services. Other tax services consist of fees billed for other miscellaneous tax consulting and planning.


Board of Directors' Committee Pre-Approval Policies and Procedures

     Since May 2003, foreign private issuers have been subject to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by an audit committee. Our Board of Directors' committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by the Board of Directors' committee prior to any engagement.

     PART III


Item 17.  Financial Statements.

     Our financial statements have been prepared in accordance with item 18 hereof.


Item 18.  Financial Statements.

     Reference is made to item 19 for a list of all financial statements filed as a part of this Form 20F.


Item 19.  Financial Statements and Exhibits.

(a)  Index to Financial Statements.

        Report of independent auditors
        Audited consolidated financial statements:
        Consolidated balance sheets at December 31, 2002 and 2003
        Consolidated statements of income for each of the three years ended
         December 31, 2003
        Consolidated statements of cash flows for each of the
         three years ended December 31, 2003
        Consolidated statements of
         shareholders' equity for each of the three years ended December 31,
         2003
       Notes to the consolidated financial statements

(b)  Index to Exhibits

     o   1.1*         o    Estatutos of Registrant, which serve as the
                                Registrant's articles of
                                incorporation and By-laws,
                                together with an English translation.
     o   1.2**        o    English translation of amendments to
                                Estatutos of Registrant.
     o   8.1***       o    List of Subsidiaries of BBVA Chile
     o   12.1***      o    Certification pursuant to Section 302
                                of the Sarbanes-Oxley Act of 2002
     o   12.2***      o    Certification pursuant to Section 302
                                of the Sarbanes-Oxley Act of 2002
     o   13.1***      o    Certification pursuant to Section 906
                                of the Sarbanes-Oxley Act of 2002
--------
* Incorporated by reference to our Registration Statement No. 333-4918 on Form F-1 filed with the Commission on June 17, 1996.
** Incorporated by reference to our annual report on Form 20-F filed with the Commission on May 31, 1999.
*** Filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on June 30, 2004.


                              o      Banco Bilbao Vizcaya Argentina, Chile S.A.


                              By:    /s/ Ramon Monell V.
                                     ------------------------------------------
                                     Name:    Ramon Monell V.
                                     Title:   Chief Executive Officer


Dated: June 30, 2004

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Consolidated financial statements as of
  December 31, 2003






[PriceWaterhouseCoopers LOGO]

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS


                                                                            Page
                                                                            ----
Report of independent auditors                                              F-2
Audited consolidated financial statements:
     Consolidated Balance Sheets at December 31, 2003 and 2002              F-4
     Consolidated Statements of Income for each of the three years
       ended December 31, 2003                                              F-6
     Consolidated Statements of Cash Flows for each of the three years
       ended December 31, 2003                                              F-7
     Consolidated Statements of Shareholders' Equity
       for each of the three years ended December 31, 2003                  F-8
     Notes to the consolidated financial statements                         F-9




      Ch$  -  Chilean pesos
     MCh$  -  Millions of Chilean pesos
      US$  -  United States dollars
    ThUS$  -  Thousands of United States dollars
       UF - A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

Application of Constant Pesos

The above December 31, 2003, 2002 and 2001 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2003 purchasing power.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, Chile



     We have audited the accompanying Consolidated Balance Sheets of Banco Bilbao Vizcaya Argentaria, Chile (formerly BBVA Banco BHIF) and its subsidiaries (the "Bank") as of December 31, 2003 and 2002 and the related Consolidated Statements of Income, of Cash Flows and of Shareholders' Equity for each of the three years ended December 31, 2003, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Bilbao Vizcaya Argentaria, Chile (formerly BBVA Banco BHIF) and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

     Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 27 and 28 to the consolidated financial statements.



/s/ PricewaterhouseCoopers
------------------------------




Santiago, Chile
January 16, 2004

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                          CONSOLIDATED BALANCE SHEETS

             Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003


                                                                       At December 31,
                                                                   ------------------------
                          ASSETS                                      2003          2002
                          ------                                   ----------    ----------
                                                                      MCh$          MCh$
CASH AND DUE FROM BANKS
     Non-interest bearing (Note 2) .............................      226,110       287,308
     Interest bearing ..........................................       39,717        26,825
                                                                   ----------    ----------
         Total cash and due from banks .........................      265,827       314,133
                                                                   ----------    ----------

INVESTMENTS (Note 3)
     Government securities .....................................      209,698       290,665
     Investments purchased under agreements to resell ..........        8,421        56,616
     Investment collateral under agreements to repurchase ......      202,616       222,484
     Other investments .........................................      161,855        82,574
                                                                   ----------    ----------
         Total investments .....................................      582,590       652,339
                                                                   ----------    ----------

LOANS, NET (Note 5)
     Commercial loans ..........................................      958,741       836,807
     Consumer loans ............................................      233,435       206,635
     Mortgage loans ............................................      262,722       256,024
     Foreign trade loans .......................................      217,958       235,857
     Lease contracts (Note 6) ..................................       99,585        84,568
     Other outstanding loans ...................................      521,225       372,377
     Past due loans ............................................       45,869        41,743
     Contingent loans ..........................................       71,941        85,538
     Allowance for loan losses (Note 7) ........................      (44,632)      (45,495)
                                                                   ----------    ----------
         Total loans, net ......................................    2,366,844     2,074,054
                                                                   ----------    ----------

OTHER ASSETS
     Assets received in lieu of payment ........................       15,145        15,600
     Bank premises and equipment (Note 8) ......................       55,329        56,225
     Investments in other companies (Note 9) ...................        1,158         1,171
     Other (Note 10 a) .........................................      121,094       114,645
                                                                   ----------    ----------
         Total other assets ....................................      192,726       187,641
                                                                   ----------    ----------
         Total assets ..........................................    3,407,987     3,228,167
                                                                   ==========    ==========


The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                          CONSOLIDATED BALANCE SHEETS

             Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003


                                                                        At December 31,
                                                                   ----------    ----------
           LIABILITIES AND SHAREHOLDERS' EQUITY                       2003          2002
           ------------------------------------                    ----------    ----------
                                                                      MCh$          MCh$
DEPOSITS
    Non-interest bearing:
      Current accounts .........................................      226,655       227,038
      Banker's drafts and other deposits .......................      268,185       235,341
                                                                   ----------    ----------
         Total non-interest bearing ............................      494,840       462,379
                                                                   ----------    ----------

    Interest bearing:
      Saving accounts and time deposits ........................    1,677,668     1,469,231
                                                                   ----------    ----------
         Total deposits ........................................    2,172,508     1,931,610
                                                                   ----------    ----------

BORROWINGS (Note 11)
    Central Bank borrowings ....................................        6,697         8,930
    Securities sold under agreements to repurchase .............      171,721       258,120
    Mortgage finance bonds .....................................      266,437       253,509
    Other borrowings:
      Subordinated bonds .......................................       22,765        31,923
      Other bonds ..............................................       34,085        40,122
      Borrowings from domestic financial institutions ..........       71,491        69,623
      Foreign borrowings .......................................      212,355       176,795
      Other obligations ........................................       20,934        38,360
                                                                   ----------    ----------
         Total borrowings ......................................      806,485       877,382
                                                                   ----------    ----------

OTHER LIABILITIES
    Contingent liabilities (Note 10 c) .........................       72,088        86,312
    Other (Note 10 b) ..........................................       92,190        73,155
                                                                   ----------    ----------
         Total other liabilities ...............................      164,278       159,467
                                                                   ----------    ----------

MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARIES .................................................          138           115
                                                                   ----------    ----------

COMMITMENTS AND CONTINGENCIES (Note 14)
SHAREHOLDERS' EQUITY (Note 12)
    Capital ....................................................      153,396       153,396
    Reserves ...................................................       84,074        85,739
    Net income for the year ....................................       27,108        20,458
                                                                   ----------    ----------
         Total shareholders' equity ............................      264,578       259,593
                                                                   ----------    ----------
         Total liabilities and shareholders' equity ............    3,407,987     3,228,167
                                                                   ==========    ==========


The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                       CONSOLIDATED STATEMENTS OF INCOME

  Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003


                                                                     Year ended December 31,
                                                                --------------------------------
                                                                  2003        2002        2001
                                                                --------    --------    --------
                                                                  MCh$        MCh$        MCh$
INTEREST REVENUE AND EXPENSE
     Interest revenue .......................................    118,806     218,629     220,376
     Interest expense .......................................    (80,118)   (108,524)   (126,101)
                                                                --------    --------    --------
         Net interest revenue ...............................     38,688     110,105      94,275
                                                                --------    --------    --------
PROVISION FOR LOAN LOSSES (Note 7) ..........................    (35,303)    (31,629)    (31,872)
                                                                --------    --------    --------

INCOME FROM SERVICES, NET (Note 17)
     Income from services ...................................     33,575      26,598      22,505
     Services expenses ......................................     (4,271)     (4,618)     (5,105)
                                                                --------    --------    --------
         Income from services, net ..........................     29,304      21,980      17,400
                                                                --------    --------    --------

OTHER OPERATING INCOME, NET
     Gains on financial instruments (Note 18) ...............     12,146      13,232      11,757
     Losses on financial instruments (Note 18) ..............     (9,390)     (7,030)     (3,117)
     Foreign exchange transactions, net .....................     64,293     (14,479)     (4,204)
                                                                --------    --------    --------
         Total other operating income, net ..................     67,049      (8,277)      4,436
                                                                --------    --------    --------

OTHER INCOME AND EXPENSES
     Recovery of loans previously charged-off (Note 19) .....      9,998       9,793       7,575
     Non operating income (Note 20) .........................      6,813       4,625       3,987
     Non operating expenses (Note 20) .......................     (5,450)     (3,562)     (2,849)
     Participation in earnings (losses) of equity investments        154         117         (34)
                                                                --------    --------    --------
         Total other income and expenses ....................     11,515      10,973       8,679
                                                                --------    --------    --------

OPERATING EXPENSES
     Personnel salaries and expenses ........................    (33,504)    (33,449)    (33,430)
     Administrative and other expenses ......................    (31,007)    (29,339)    (28,423)
     Depreciation and amortization ..........................    (13,284)    (13,122)    (10,154)
                                                                --------    --------    --------
         Total operating expenses ...........................    (77,795)    (75,910)    (72,007)
                                                                --------    --------    --------

LOSS FROM PRICE-LEVEL RESTATEMENT (Note 21) .................     (1,760)     (4,206)     (4,509)
                                                                --------    --------    --------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..............        (23)        (34)        (24)
                                                                --------    --------    --------
INCOME BEFORE INCOME TAXES ..................................     31,675      23,002      16,378
     Income taxes (Note 22) .................................     (4,567)     (2,544)       (890)
                                                                --------    --------    --------
         Net income for the year ............................     27,108      20,458      15,488
                                                                ========    ========    ========


The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003


                                                                                            Year ended December 31,
                                                                                       --------------------------------
                                                                                         2003        2002        2001
                                                                                       --------    --------    --------
                                                                                         MCh$        MCh$        MCh$
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income ......................................................................     27,108      20,458      15,488
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization .................................................     13,284      13,122      10,154
     Provision for loan losses .....................................................     35,303      31,629      31,872
     Provision for assets received in lieu of payment ..............................        704         685       1,037
     Net change in trading investments .............................................   (164,066)    (11,427)    151,580
     Minority interest in earnings of subsidiaries .................................         23          34          24
     Net gain on sales of bank premises and equipment ..............................       (216)         (7)       (163)
     Net gain on sales of assets received in lieu of payment and leasing assets ....     (1,781)       (412)       (317)
     Recovery of assets received in lieu of payment previously charged - off .......       (982)       (814)       (783)
     Write-offs of assets received in lieu of payment ..............................      3,114       1,419         545
     Price-level restatements ......................................................      1,760       4,206       4,509
     Deferred income taxes .........................................................      2,898      (3,780)     (5,307)
     Other charges not representing cash flows .....................................        878       2,159       1,891
     Net change in interest accruals ...............................................      4,272      (5,853)      3,445
     Net change in other assets and liabilities ....................................     16,937     (18,465)      5,686
                                                                                       --------    --------    --------
         Net cash (used in) provided by operating activities .......................    (60,764)     32,954     219,661
                                                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans ...........................................................   (326,244)   (355,392)   (189,177)
   Purchases of investments ........................................................   (143,771)   (321,611)   (116,058)
   Proceeds from sales of investments ..............................................    320,307     141,626      49,688
   Dividends received from investments in  other companies .........................        125          51          90
   Additional investments in other companies .......................................         32         (15)       (366)
   Proceeds from sales of bank premises and equipment ..............................        384         109       1,868
   Purchases of bank premises and equipment ........................................     (7,184)     (4,969)     (8,452)
   Proceeds from sales of assets received in lieu of payment .......................     11,568       4,814       4,221
                                                                                       --------    --------    --------
         Net cash used in investing activities .....................................   (144,783)   (535,387)   (258,186)
                                                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in current accounts ................................................       (383)     46,724      33,591
   Net increase in savings accounts and time deposits ..............................    216,485     351,243     168,624
   Net increase (decrease) in banker's drafts and other deposits ...................     29,402      91,516        (138)
   Net (decrease) increase in securities sold under agreements to repurchase .......    (86,304)     83,915     (86,123)
   Proceeds from issuance of mortgage finance bonds ................................     67,393      77,102      44,466
   Repayment of mortgage finance bonds .............................................    (50,024)    (58,626)    (40,941)
   Repayments of Central Bank borrowings (long-term) ...............................     (2,204)     (2,855)     (3,145)
   Net increase (decrease) in other short-term borrowings ..........................     28,454      13,981     (17,606)
   Repayment of bonds ..............................................................    (15,066)     (4,530)     (4,007)
   Proceeds from other long-term borrowings ........................................    155,015     136,127      22,586
   Repayment of other long-term borrowings .........................................   (162,792)   (101,828)    (14,477)
   Dividends paid ..................................................................    (20,087)    (15,079)    (15,793)
                                                                                       --------    --------    --------
         Net cash provided by financing activities .................................    159,889     617,690      87,037
                                                                                       --------    --------    --------

NET (DECREASE) INCREASE IN CASH AND DUE FROM BANKS .................................    (45,658)    115,257      48,512
                                                                                       --------    --------    --------
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS ...................................     (2,648)     (8,285)     (7,495)
                                                                                       --------    --------    --------
CASH AND DUE FROM BANKS, BEGINNING OF YEAR .........................................    314,133     207,161     166,144
                                                                                       --------    --------    --------
CASH AND DUE FROM BANKS, END OF YEAR ...............................................    265,827     314,133     207,161
                                                                                       ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the year for:
     Interest ......................................................................     58,306      31,013      58,886
     Income taxes paid .............................................................      6,738        (424)      4,856


The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003
                         (except for number of shares)

                                                      Number
                                                     of shares                              Net
                                                    issued and                          income for
                                                    fully paid    Capital   Reserves     the year      Total
                                                    -----------   -------   --------    ----------    --------
                                                                    MCh$       MCh$         MCh$        MCh$
Balances at January 1, 2003 (historical) ........   361,222,027   151,877     84,890        20,255     257,022
Capitalization of undistributed earnings ........            --        --         26           (26)         --
Dividend paid ...................................            --        --         --       (20,229)    (20,229)
Market value adjustments of available for sale
  securities ....................................            --        --     (2,027)           --      (2,027)
Price-level restatement .........................            --     1,519      1,185            --       2,704
Net income for the year .........................            --        --         --        27,108      27,108
                                                    -----------   -------   --------    ----------    --------
Balances at December 31, 2003 ...................   361,222,027   153,396     84,074        27,108     264,578
                                                    ===========   =======   ========    ==========    ========

Balances at January 1, 2002 (historical) ........   361,222,027   147,454     80,493        14,888     242,835
Capitalization of undistributed earnings ........            --        --          2            (2)         --
Dividend paid ...................................            --        --         --       (14,886)    (14,886)
Market value adjustments of available for
  sale securities ...............................            --        --      1,918            --       1,918
Price-level restatement .........................            --     4,423      2,477            --       6,900
Net income for the year .........................            --        --         --        20,255      20,255
                                                    -----------   -------   --------    ----------    --------
Balances at December 31, 2002 ...................   361,222,027   151,877     84,890        20,255     257,022
                                                    ===========   =======   ========    ==========    ========
Balance at December 31, 2001 restated in constant
  Chilean pesos of December 31, 2003 ............                 153,396     85,739        20,458     259,593
                                                                  =======   ========    ==========    ========

Balances at January 1, 2001 (historical) ........   361,222,027   143,020     78,731        14,035     235,786
Capitalization of undistributed earnings ........            --        --          2            (2)         --
Dividend paid ...................................            --        --         --       (14,033)    (14,033)
Market value adjustments of available for sale
  securities ....................................            --        --       (720)           --        (720)
Price-level restatement .........................            --     4,434      2,480            --       6,914
Net income for the year .........................            --        --         --        14,888      14,888
                                                    -----------   -------   --------    ----------    --------
Balances at December 31, 2001 ...................   361,222,027   147,454     80,493        14,888     242,835
                                                    ===========   =======   ========    ==========    ========
Balance at December 31, 2001 restated in constant
  Chilean pesos of December 31, 2003 ............                 153,396     83,737        15,488     252,621
                                                                  =======   ========    ==========    ========


The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

             Expressed in millions of constant Chilean pesos (MCh$)
                   of December 31, 2003 (except as indicated)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of presentation

     Banco Bilbao Vizcaya Argentaria, Chile (formerly BBVA Banco BHIF) is a corporation organized under the laws of the Republic of Chile whose stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange and whose American Depositary Receipts ("ADR") are quoted on the New York Stock Exchange (NYSE). It is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras ("Superintendency of Banks") and the United States Securities and Exchange Commission ("SEC").

     Banco Bilbao Vizcaya Argentaria, Chile provides a broad range of general banking services to customers ranging from individuals to major corporations. Banco Bilbao Vizcaya Argentaria, Chile and its subsidiaries (collectively the "Bank"), offer general commercial and consumer banking services. The Bank's subsidiaries provide other services to customers in Chile including securities and insurance brokerage, mutual fund management, investment fund management, residential housing fund management and financial advisory services.

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

     The Bank has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the Superintendency of Banks for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

     The consolidated financial statements include Banco Bilbao Vizcaya Argentaria, Chile and its majority-owned subsidiaries. The accounts of subsidiaries are included when the Bank's ownership interest exceeds 50%. All significant intercompany transactions and balances have been eliminated in consolidation. The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under Minority interest.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The consolidated financial statements for the years 2003, 2002 and 2001 include the following subsidiaries:

                                                       Percentage of ownership
                                                       ------------------------
                                                        2003     2002     2001
                                                       ------   ------   ------
                                                          %        %        %

BBVA  Corredores de Bolsa S.A ......................   100.00   100.00    99.96
BBVA Administradora General de Fondos S.A ..........   100.00   100.00   100.00
BBVA Corredora Tecnica de Seguros Limitada .........   100.00   100.00   100.00
BHIF Asesorias y Servicios Financieros S.A .........    98.60    98.60    98.60
BBVA Sociedad de Leasing Inmobiliario S.A ..........    97.48    97.48    97.17
BHIF Administradora de Fondos de Inversion S.A .....       --   100.00   100.00
BHIF Administradora de Fondos para la Vivienda S.A .       --   100.00   100.00

     On August 29, 2003 and pursuant to resolution No. 260, the Chilean Superintendency of Securities and Insurance approved the modification to the by-laws of BBVA Administradora de Fondos Mutuos BHIF S.A., a stock corporation, and its merger with BHIF Administradora de Fondos de Inversion S.A. and BHIF Administradora de Fondos para la Vivienda S.A., the latter being absorbed by the former. The reform to the by-laws of BBVA Administradora de Fondos Mutuos consisted of a change in the type of management company, BBVA Administradora de Fondos Mutuos became a General Fund Management Company and changed their name to BBVA Administradora General de Fondos S.A., as set foth in Title XXVII of Law No. 18.045.

b)   Use of estimates in the preparation of financial statements

     The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: allowance for loan losses, investments and deferred income taxes.

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

- All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2003 ("constant pesos") applied under the "prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the CPI used for price-level restatement purposes are as follows:

                                                                     Year-end
Year                                  CPI*                        Change in CPI
----                                 ------                       -------------
                                                                        %
2003                                 114.44                            1.0
2002                                 113.36                            3.0
2001                                 110.10                            3.1

* Index as of November 30 of each year, under the prior month rule described above.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

       For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2003 as follows:

Year                                                          Adjustment factor
----                                                          -----------------
2002.......................................................          1.0
2001.......................................................          4.0    (1)

(1) Equivalent to the amounts for 2001, multiplied by the change in the CPI for 2002 and then by the change in the CPI for 2003.

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

Year                                                                     Ch$
----                                                                     ---
2003...............................................................   16,920.00
2002...............................................................   16,744.12
2001...............................................................   16,262.66

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

g)   Investments

     Investments which have a secondary market are carried at market value, except for investments held by the brokerage and other subsidiaries which are carried at the lower of cost or market value. Instructions issued by the Superintendency of Banks require market value adjustments to be made against income, except in the case of securities available for sale, in which case the adjustments are made directly against the equity account "Market value adjustments of available for sale securities" included in Reserves. All other investments are carried at cost plus accrued interest and UF-indexation adjustment, as applicable.

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

     The Bank's interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

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

     Global loan loss allowance

     A global loan loss allowance is calculated by multiplying the Bank's outstanding loans by the greater of its "risk index" and 0.75%. The Bank's risk index is based upon a classification of a portion of its customers' outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The loan classification guidelines of the Superintendency of Banks require that the Bank classify the greater of (i) the commercial loans outstanding to its 400 largest debtors or (ii) the commercial loans outstanding to its largest debtors whose commercial loans aggregate at least 75% of the total amount of loans included in the commercial loan portfolio. Such guidelines also require that the Bank classify its entire portfolio of consumer and residential mortgage loans.

     Once the customers' outstanding loans have been classified, specified percentage allowances for each category are applied. The resulting weighted-average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

     Also in accordance with regulations of the Superintendency of Banks, the risk index calculated for the classified loans must also be applied to the non-classified commercial loan portfolio.

     All consumer loans to an individual are classified in the same category as the loan with the lowest classification (i.e., highest level of risk and provision requirements).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

     Voluntary loan loss allowance

     In 2003 and 2002, the Bank has recorded voluntary allowances in addition to those required by the regulations of the Superintendency of Banks. The Bank has adopted this policy in an effort to provide for any losses that could affect its loan portfolio and that might arise from unforeseen circumstances beyond known potential losses and losses inherent in a portfolio of the size and nature of the Bank's portfolio. At December 31, 2003 and 2002, these voluntary allowances amounted to MCh$ 6,783 and MCh$ 2,942, respectively. The effects of this provision for loan losses in the Consolidated Statement of Income are MCh$ (3,870), MCh$ 667 and MCh$ (3,718) for the years ended December 31, 2003, 2002 and 2001, respectively.

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

     Assets received in lieu of payment of loans are carried at market value.

l)   Income taxes

     Effective January 1, 1999, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 1999 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account ("complementary accounts") and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 1999. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at December 31, 1998 are recognized in income beginning in 1999 as the temporary differences are reversed.

     Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

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

o)   Reclassifications

     Certain balances from prior years have been reclassified to conform with the current year presentation.

NOTE 2 - CASH AND DUE FROM BANKS

     In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances on deposit with the Central Bank. The required balances are based upon specified financial criteria, including the amounts of foreign borrowings and average liabilities.

NOTE 3 - INVESTMENTS

     Investments are summarized as follows:

                                                                        December 31,
                                                                     -------   -------
                                                                       2003      2002
                                                                     -------   -------
                                                                       MCh$      MCh$
Government securities
     Central Bank securities .....................................   209,698   290,665

Investments purchased under agreements to resell .................     8,421    56,616

Investment collateral under agreements to repurchase
     Central Bank securities .....................................   128,567   205,613
     Time deposits in Chilean financial institutions .............    74,049    16,871
                                                                     -------   -------
                                                                     202,616   222,484
                                                                     -------   -------
Other investments
     Negotiable time deposits in Chilean financial institutions ..   110,621    43,787
     Other marketable securities .................................    51,234    38,787
                                                                     -------   -------
                                                                     161,855    82,574
                                                                     -------   -------
         Total investments .......................................   582,590   652,339
                                                                     =======   =======

     For investments stated at market value, there were net unrealized holding gains (losses) of MCh$ (570) MCh$ (996) and MCh$ 445 included in the Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001, respectively. The adjustment for the Bank's available-for-sale investments resulted in a charge to equity of MCh$ 2,027 and a credit to equity of MCh$ 1,937 at December 31, 2003 and 2002, respectively.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 4 - DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank and its brokerage subsidiary enter into derivative transactions as part of their asset and liability management (which include contracts for hedging purposes) and trading activities and in acting as dealers to satisfy their clients' needs. The notional amounts of these contracts are carried off-balance-sheet.

a)   Forward contracts and futures

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

     The movement and balances of the notional amounts of foreign exchange forward contracts during the years 2003 and 2002 are as shown below. The notional amounts of these contracts, which are not included in the Consolidated Balance Sheet, significantly exceed the amount of potential credit risk.

                                                    Year ended December 31,
                                      ----------------------------------------------------
                                                2003                        2002
                                      ------------------------    ------------------------
                                        Asset       Liability       Asset       Liability
                                      position       position     position       position
                                      (forward       (forward     (forward       (forward
                                      purchased)      sales)      purchased)      sales)
                                      ----------    ----------    ----------    ----------
                                         MCh$          MCh$          MCh$          MCh$
Balance at January 1 ..............      309,654       619,184       306,304       393,958
New contracts .....................    3,327,203     3,539,404     1,861,105     2,335,226
Terminated and matured contracts ..   (3,079,302)   (3,395,669)   (1,874,293)   (2,131,270)
Foreign exchange adjustment .......      (51,679)      (80,492)       16,538        21,271
                                      ----------    ----------    ----------    ----------
Balance at December 31 ............      505,876       682,427       309,654       619,185
                                      ==========    ==========    ==========    ==========

     Accounting polices followed for derivatives are described in Note 1 h). Receivables and payables for unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets or Other liabilities (see Note 10).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     Net realized and unrealized gains on foreign exchange forward contracts amounted to ThCh$ 41,053 in 2003, ThCh$ 11,853 in 2002 and ThCh$ 12,880 in 2001
and are included in the Consolidated Statement of Income under the account "Foreign exchange transaction, net."

b)   Interest rate swap agreements

     The table below presents outstanding interest rate swap agreements at December 31, 2003 by maturity. Variable interest rates presented are based on the London Interbank Offered Rate (LIBOR) in effect on the swap agreements at period-end. The table was prepared under the assumption that these variable interest rates remain constant. The variable rates to be received or paid will change to the extent that rates fluctuate.

                                                                During de year
                                                             ending December 31,
                                                             -------------------
                                                                     MCh$
Pay fixed/receivable variable swap agreements
   Notional amounts:
     2004 ...................................................       165,256
     2005 ...................................................       397,177
     2006 ...................................................        55,290
     2007 ...................................................       251,770
     2008 and  thereafter ...................................       785,650
                                                                  ---------
         Total ..............................................     1,655,143
                                                                  =========
   Weighted average:
     Received rate ..........................................          2.62
     Paid rate ..............................................          2.98

     Accounting polices followed for derivatives are described in Note 1 h). The net interest accrual arising from the interest rate swap agreements is recorded in net income in the period that it arises.

The Bank has designated certain interest rate swaps with a notional amount of MCh$152,972 as hedges of its trading investment portfolio. At December 31, 2003, unrealized losses amounted to MCh$ 1,495 and are included in the Consolidated Statement of Income under Losses on financial instruments. The Banks has also designated certain interest rate swaps with a notional amount of MCh$23,587 as hedges of its available for sale investment portfolio. At December 31, 2003, unrealized losses amounted to MCh$ 127 and are included in the Consolidated Balance Sheet under the equity account "Market value adjustments of available for sale securities" included in Reserves.

NOTE 5 - LOANS

     The loans included in the accompanying Consolidated Balance Sheets are classified into subcategories as described below.

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

Other outstanding loans include the following:
                                                                 December 31,
                                                                2003      2002
                                                              -------   -------
                                                                MCh$      MCh$

Current account lines of credit - individuals and companies.   48,139    54,534
Mortgage loans financed by Central Bank lines of credit ....    2,643     3,682
Mortgage loans financed by the Bank's general borrowings ...  469,670   313,244
Other ......................................................      773       917
                                                              -------   -------
                                                              521,225   372,377
                                                              =======   =======

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

     Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). Contingent loans (including accrued fees receivable) are detailed as follow:

                                                                  December 31,
                                                                 2003     2002
                                                               -------   ------
                                                                 MCh$      MCh$

Standby letters of credit and other guarantees ..............   43,303   43,832
Open and unused letters of credit ...........................   28,638   41,706
                                                               -------   ------
                                                                71,941   85,538
                                                               =======   ======

     The Bank's liabilities under these agreements are included in contingent liabilities (see Note 10 c).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The Bank has certain loans on which the accrual of interest income has been discontinued. These loans amounted to MCh$ 133,599, MCh$ 128,089 and MCh$ 122,949 at December 31, 2003, 2002 and 2001, respectively. If these loans had been accruing interest, net income would have decreased MCh$ 1,044 in 2003 and increased by MCh$ 9,239 in 2002 and MCh$ 2,269 in 2001.

     The following table summarizes the loan concentration by economic activity, expressed as a percentage of total loans, excluding contingent loans and before the allowance for loan losses:

                                                                  December 31,
                                                                 2003     2002
                                                                ------   ------
                                                                   %        %

Services ....................................................    14.86    16.11
Trade .......................................................    10.95    10.37
Financial services ..........................................     7.34     8.98
Construction ................................................     7.30     8.15
Manufacturing ...............................................     7.12     8.94
Electricity, gas and water ..................................     6.15     4.48
Transport. storage and communications .......................     4.77     3.10
Agriculture, livestock, forestry and fishing ................     4.08     4.77
Mining ......................................................     2.06     3.65
Individuals:
    Residential mortgage loans ..............................    25.65    21.68
    Consumer ................................................     9.72     9.77
                                                                ------   ------
         Total ..............................................   100.00   100.00
                                                                ======   ======

     Substantially all of the Bank's loans are to borrowers doing business in Chile. Thus, the recoverability of the Bank's loans could be affected by an economic downturn in Chile.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 6 - LEASE CONTRACTS

     The amounts shown as lease contracts are receivables under direct financing leases and have the following maturities as of December 31, 2003:

     During the years               Total     Unearned   Value-added  Net lease
    ending December 31,           repayments   income        tax      receivable
    -------------------            -------     -------     -------     -------
                                     MCh$        MCh$        MCh$        MCh$

2004 ...........................    33,443      (7,030)     (4,031)     22,382
2005 ...........................    25,126      (5,396)     (2,782)     16,948
2006 ...........................    19,221      (2,605)     (2,035)     14,581
2007 ...........................    10,858      (1,945)       (900)      8,013
2008 ...........................     8,346      (1,506)       (550)      6,290
2009 and thereafter ............    44,851     (12,270)     (1,210)     31,371
                                   -------     -------     -------     -------
         Total lease contracts .   141,845     (30,752)    (11,508)     99,585
                                   =======     =======     =======     =======

     During 2002, the Bank securitized certain leasing contracts as follows:

                     Book value of                                 Effect on
                   leasing contracts         Sale value           net income
                   -----------------         ----------           ----------
                         MCh$                   MCh$                 MCh$
2002                     5,272                  6,536                1,264


NOTE 7 - ALLOWANCE FOR LOAN LOSSES

     The changes in the allowance for loan losses are as follows:

                                                     Year ended December 31,
                                                -------------------------------
                                                  2003        2002        2001
                                                -------     -------     -------
                                                  MCh$        MCh$        MCh$

Balances as of January 1 ...................     45,495      43,697      38,656
Charge-offs ................................    (35,716)    (28,557)    (24,190)
Provision charged to operations ............     35,303      31,629      31,872
Price-level restatement (1) ................       (450)     (1,274)     (2,641)
                                                -------     -------     -------
Balances as of December 31 .................     44,632      45,495      43,697
                                                =======     =======     =======

(1) Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2003.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 8 - BANK PREMISES AND EQUIPMENT

     The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

                                                     December 31,      Estimated useful
                                                    2003      2002     lives (in years)
                                                   ------    ------    ---------------
                                                    MCh$      MCh$
Buildings .....................................    29,494    29,409       20 to 50
Land ..........................................    11,212    11,220
Office equipment ..............................    10,490    14,492           3
Furniture and fixtures ........................     1,517       157           7
Vehicles ......................................       119       145           7
Others ........................................     2,497       802          10
                                                   ------    ------
         Total bank premises and equipment, net    55,329    56,225
                                                   ======    ======

     Certain Bank facilities and equipment are leased under various operating leases. Rental expense was MCh$ 2,583 in 2003, MCh$ 1,820 in 2002 and MCh$ 2,283 in 2001. Future minimum rental commitments under non-cancelable leases are:

   Payable during the years
      ending December 31,                                                 MCh$
      -------------------                                                ------
2004..................................................................    3,470
2005..................................................................    2,826
2006..................................................................    1,995
2007..................................................................    1,729
2008..................................................................    1,439
2009 and thereafter...................................................    7,545
                                                                         ------
         Total lease contracts........................................   19,004
                                                                         ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 9 - INVESTMENTS IN OTHER COMPANIES

     Investments in other companies consist of the following:

                                                           At December 31,     Ownership
                                                            2003    2002       interest
                                                           -----   -----       --------
                                                            MCh$    MCh$           %
Investments in other companies accounted
   for under the equity method:
     Nexus S.A .........................................     370     331          9.70
     Transbank S.A .....................................     303     302          6.25
     Santiago Stock Exchange ...........................     273     321          2.08
     Electronic Stock Exchange .........................      62      62          2.50
     Valparaiso Stock Exchange .........................      11      13          2.22
                                                           -----   -----
Investments carried at cost: ...........................   1,019   1,029
     Sociedad Interbancaria de Depositos de Valores S.A       91      95
     Other .............................................      48      47
                                                           -----   -----
         Total investments in other companies ..........   1,158   1,171
                                                           =====   =====

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

     Dividends received from investments accounted for under the equity method aggregated MCh$ 93 in 2003, MCh$ 49 in 2002 and MCh$ 71 in 2001. Dividends received from investments accounted for under the cost method aggregated MCh$ 32 in 2003, MCh$ 1 in 2002 and MCh$ 19 in 2001.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 10 - OTHER ASSETS AND OTHER LIABILITIES

a)   Other assets

                                                                2003      2002
                                                              -------   -------
                                                                MCh$      MCh$

Deferred income taxes (Note 22) ...........................    31,277    26,385
Amounts receivable from forward contracts .................    22,852        --
Deferred expenses .........................................    17,904    18,306
Amounts receivable under spot foreign exchange transactions    13,103    15,469
Brokerage receivables .....................................     7,585    26,615
Common stock purchased under agreements to resell by
  brokerage subsidiary ....................................     7,407     9,136
Recoverable taxes .........................................     4,409     3,302
Rentals guarantee deposit .................................     3,804     3,322
Accounts and notes receivable .............................     3,183     2,002
Credit card charges in process ............................     2,175     1,826
Goodwill, net (1) .........................................     1,837     2,203
Deferred commissions ......................................     1,482     2,108
Transactions in process (suspense accounts) ...............     1,118     1,103
Prepaid expenses ..........................................       774       526
Office material ...........................................       292       233
Advances pending settlement ...............................        22        16
Accrued interest receivable ...............................        --       111
Others ....................................................     1,870     1,982
                                                              -------   -------
         Total other assets ...............................   121,094   114,645
                                                              =======   =======

b)   Other liabilities

                                                                 December 31,
                                                                2003      2002
                                                              -------   -------
                                                                MCh$      MCh$

Amounts payable under spot foreign exchange transactions ..    51,742    15,998
Deferred income taxes (Note 22) ...........................    11,325     9,160
Brokerage liabilities .....................................     7,646    26,675
Taxes payable .............................................     4,293     1,521
Legal bonuses .............................................     3,473     3,007
Transactions in process (suspense accounts) ...............     2,420     2,144
Provision for staff vacation and indemnities ..............     2,167     2,519
Deferred commissions ......................................     1,289     1,376
Amounts payable from  forward contracts ...................        --     2,359
Others ....................................................     7,835     8,396
                                                              -------   -------
         Total other liabilities ..........................    92,190    73,155
                                                              =======   =======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(1)  Goodwill consists of the following:

                                                              Net book value at
Acquisition of:                                                 2003      2002
--------------                                                -------   -------
                                                                MCh$      MCh$

BBVA Corredora Tecnica de Seguros Limitada ................     1,833     2,198
BBVA Sociedad de Leasing Inmobiliario S.A .................         4         5
                                                              -------   -------
                                                                1,837     2,203
                                                              =======   =======

     Accumulated amortization amounted to MCh$ 1,826 and MCh$ 1,460 at December 31, 2003 and 2002, respectively.

c)   Contingent liabilities

     Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). These liabilities represent the Bank's obligations under such agreements. The Bank's rights under these agreements are recognized as assets as contingent loans (see Note 5).

NOTE 11 - BORROWINGS

     The Bank's long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

     A summary of short-term and long-term borrowings is as follows:

                                                        December 31, 2003
                                                 Long-term   Short-term  Total
                                                 ---------   ----------  -----
                                                     MCh$       MCh$      MCh$

Central Bank borrowings:
     Borrowings for renegotiation of loans .....     2,581         --     2,581
     Other Central Bank borrowings .............     4,116         --     4,116
Securities sold under agreements to repurchase..        --    171,721   171,721
Mortgage finance bonds .........................   266,437         --   266,437
Subordinated bonds .............................    22,765         --    22,765
Other bonds ....................................    34,085         --    34,085
Borrowings from domestic financial institutions.     4,189     67,302    71,491
Foreign borrowings .............................    98,417    113,938   212,355
Other obligations ..............................    11,791      9,143    20,934
                                                   -------    -------   -------
         Total borrowings ......................   444,381    362,104   806,485
                                                   =======    =======   =======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                                                       December 31, 2002
                                                 -----------------------------
                                                 Long-term   Short-term  Total
                                                 ---------   ----------  -----
                                                     MCh$       MCh$      MCh$

Central Bank borrowings:
     Borrowings for renegotiation of loans ......     3,597        --     3,597
     Other Central Bank borrowings ..............     5,333        --     5,333
Securities sold under to agreements to repurchase        --   258,120   258,120
Mortgage finance bonds ..........................   253,509        --   253,509
Subordinated bonds ..............................    31,923        --    31,923
Other bonds .....................................    40,122        --    40,122
Borrowings from domestic financial institutions .     5,371    64,252    69,623
Foreign borrowings ..............................   109,854    66,941   176,795
Other obligations ...............................     7,479    30,881    38,360
         Total borrowings .......................   457,188   420,194   877,382
                                                    =======   =======   =======

a)   Central Bank borrowings

     Borrowings for the renegotiations of loans are as follows:

                                                                 December 31,
                                                                2003     2002
                                                                -----    -----
                                                                MCh$     MCh$

Renegotiation of mortgage loans.............................    2,581    3,597
                                                                -----    -----
                                                                2,581    3,597
                                                                =====    =====

     These borrowings were provided by the Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. The borrowings for the renegotiation of mortgage loans is linked to the UF index and carried annual real interest rates of 3.0% at December 31, 2003 and 2002.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The maturities of the outstanding amounts due under these borrowings at December 31, 2003, are as follows:

  During the year
ending December 31,                                                        MCh$
-------------------                                                       -----

2004..................................................................      220
2005..................................................................      216
2006..................................................................      209
2007..................................................................      203
2008..................................................................      198
2009 and thereafter...................................................    1,535
                                                                          -----
         Total borrowings for the renegotiation of loans..............    2,581
                                                                          =====

     Other Central Bank borrowings are as follows:

                                                                  December 31,
                                                                 2003      2002
                                                                =====     =====
                                                                 MCh$      MCh$

Credit line for acquisition of ANAP mortgage loans..........    4,116     5,333
                                                                -----     -----
                                                                4,116     5,333
                                                                =====     =====

     The line of credit for the acquisition of mortgage loans from ANAP (the former National Savings and Loan Association) was provided by the Central Bank and is linked to the UF index. The line of credit carried an annual real interest rate of 6.0% at December 31, 2003 and 2002.

     The maturities of these borrowings at December 31, 2003 are as follows:

  During the year
ending December 31,                                                        MCh$
------------------                                                        -----

2004..................................................................    1,306
2005..................................................................    1,364
2006..................................................................    1,446
                                                                          -----
         Total Other Central Bank borrowings..........................    4,116
                                                                          =====

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

b)   Securities sold under agreements to repurchase

     Securities sold under agreements to repurchase generally mature within 7 to 182 days from the transaction date and are entered into principally with companies which are the Bank's clients. At December 31, 2003, the annual real interest rates ranged between 1.3% and 3.1% (1.4% and 3.0% at December 31, 2002) on these agreements.

c)   Mortgage finance bonds

     These bonds are used to finance the granting of residential mortgage loans and certain commercial loans secured by real estate. The outstanding principal amounts of the bonds are amortized quarterly; the range of maturities of these bonds is between 3 and 30 years. These bonds principally are linked to the UF or similar indices and carried a weighted-average annual rate of interest of 5.84% at December 31, 2003 (6.48% at December 31, 2002). The maturities of these bonds at December 31, 2003 are as follows:

  During the year
ending December 31,                                                       MCh$
------------------                                                      -------

2004 .............................................................       22,677
2005 .............................................................       22,257
2006 .............................................................       21,587
2006 .............................................................       20,955
2008 .............................................................       20,475
2009 and thereafter ..............................................      158,486
                                                                        -------
         Total mortgage finance bonds ............................      266,437
                                                                        =======

d)   Subordinated bonds

The following are the different series of UF-denominated subordinated bonds:

                                                                      Fixed
                                                                   real annual
                                            December 31,          interest rate
                                        -------------------      --------------
             Series                      2003         2002       2003      2002
             ------                     ------       ------      ----      ----
                                         MCh$         MCh$        %         %

A bonds .........................           --        5,104       --       8.5
B1, B2, B3 and B4 bonds .........        6,797        6,784      7.6       7.6
B5 and B6 bonds .................           --        3,441       --       7.7
B7 and B8 bonds .................       15,968       16,594      6.5       6.5
                                        ------       ------
                                        22,765       31,923
                                        ======       ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     Payments of interest on the subordinated bonds are made semiannually. The Series A bonds had an original term of ten years and the entire principal was repaid in April 2003. The Series B1, B2, B3 and B4 bonds have an original term of twenty years and principal is payable in equal semiannual installments during the fourteenth through twentieth year. The final payment is due in 2013 for the Series B1 bonds and 2014 for the Series B2, B3 and B4 bonds. The Series B5 and B6 bonds had an original maturity of ten years and the entire principal balance was repaid in 2003. The Series B7 and B8 bonds have an original term of twenty one years and principal is payable in equal semiannual installments during the sixth through twenty-first year.

     The outstanding amount of subordinated bonds is included at their issue price in the calculation of the Bank's minimum capital requirement, but can only represent up to 50% of the amount of its Basic Capital (see Note 13). For this purpose, the amount that can be included in the Bank's minimum capital requirement in respect of bonds must be reduced annually by 20% as from the sixth year prior to their maturity.

     The maturities of the subordinated bonds at December 31, 2003 are as follows:

  During the year
ending December 31,                                                        MCh$
------------------                                                        -----

2004 ................................................................       736
2005 ................................................................       740
2006 ................................................................       788
2007 ................................................................       840
2008 and thereafter .................................................    19,661
                                                                         ------
         Total subordinated bonds ...................................    22,765
                                                                         ======

e)   Other bonds

Other bonds are summarized as follows:

                                                               December 31,
           Series                                         2003             2002
           ------                                        ------          ------
                                                          MCh$             MCh$

D-1 bonds .....................................             949           2,596
D-2 bonds .....................................             948           2,592
D-3 bonds .....................................           5,024           5,634
D-4 bonds .....................................           5,013           5,634
D-5 bonds .....................................           7,384           7,888
D-6 bonds .....................................          14,767          15,778
                                                         ------          ------
         Total other bonds ....................          34,085          40,122
                                                         ======          ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     These bonds were issued to finance lease contracts having a maturity greater than one year. They are linked to the UF index and carry a real annual weighted-average interest rate of 5.98% (5.94% at December 31, 2002) with interest and principal payments due semiannually. The balance of the bonds outstanding at December 31, 2003 mature as follows:

  During the year
ending December 31,                                                        MCh$
------------------                                                        -----

2004 ...............................................................      3,644
2005 ...............................................................      2,066
2006 ...............................................................      2,587
2007 ...............................................................      2,742
2008 and thereafter ................................................     23,046
                                                                         ------
         Total other bonds .........................................     34,085
                                                                         ======

f)   Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are summarized as follows:

                                                                   December 31,
                                                                  2003      2002
                                                                 ------   ------
                                                                  MCh$      MCh$

Long-term ....................................................    4,189    5,371
Short-term ...................................................   67,302   64,252
                                                                 ------   ------
         Total borrowings from domestic financial institutions   71,491   69,623
                                                                 ======   ======

     These borrowings are used to fund direct financing leases and the Bank's general activities. At December 31, 2003, borrowings from domestic financial institutions aggregating MCh$ 5,873 were linked to the UF index and carried a real annual weighted-average interest rate of 1.56% (1.80% at December 31, 2002), borrowings aggregating MCh$ 2,402 were denominated in US dollars and carried a real annual weighted-average interest rate of 2.3%, and borrowings aggregating MCh$ 63,216 were denominated in Chilean pesos and carried a weighted-average annual nominal interest rate of 2.37% (4.32% at December 31, 2002).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     Borrowings from domestic financial institutions at December 31, 2003 have the following maturities:

  During the year
ending December 31,                                                        MCh$
------------------                                                       ------

2004 ...............................................................      4,147
2005 ...............................................................         42
         Total long-term ...........................................      4,189
         Short-term ................................................     67,302
                                                                         ------
         Total borrowings from domestic financial institutions .....     71,491
                                                                         ======

g)   Foreign borrowings

Outstanding foreign borrowings are summarized as follows:

                                                                December 31,
                                                              2003        2002
                                                            -------     -------
                                                              MCh$        MCh$

Long-term ..............................................     98,417     109,854
Short-term .............................................    113,938      66,941
                                                            -------     -------
                                                            212,355     176,795
                                                            =======     =======

     The proceeds from foreign borrowings are used primarily to make loans to borrowers in the Chilean export and import sector. These loans are denominated principally in US dollars and carried an annual nominal weighted-average interest rate of 1.5% at December 31, 2003 (2.01% at December 31, 2002).

     The maturities of these borrowings are as follows:

  During the year
ending December 31,                                                        MCh$
------------------                                                      -------

2004 .............................................................       93,538
2005 .............................................................        3,560
2006 .............................................................        1,319
         Total long-term .........................................       98,417
         Short-term ..............................................      113,938
                                                                        -------
         Total foreign borrowings ................................      212,355
                                                                        =======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

h)   Other obligations

Other obligations are summarized as follows:

                                                               December 31,
                                                            2003           2002
                                                           ------        ------
                                                            MCh$           MCh$
Long-term obligations:
     CORFO ........................................        11,791         7,479
                                                           ------        ------
         Subtotal .................................        11,791         7,479
                                                           ------        ------

Short-term obligations:
     Acceptance of letters of credits .............         9,143        30,881
                                                           ------        ------
         Subtotal .................................         9,143        30,881
                                                           ------        ------

         Total ....................................        20,934        38,360
                                                           ======        ======

     The CORFO borrowings have been provided by Corporacion de Fomento de la Produccion (CORFO), the Chilean government development agency, to fund export loans, loans to manufacturing companies and leasing operations. These obligations are linked to the UF index or to the US dollar. At December 31, 2003, CORFO obligations aggregating MCh$ 11,456 were linked to the UF index and carried a real annual weighted-average interest rate of 4.23% (5.41% at December 31, 2002) and obligations aggregating MCh$ 335 were linked to the US dollar and carried an annual nominal weighted-average interest rate of 7.19% (7.18% at December 31, 2002).

     Other long-term obligations at December 31, 2003 have the following maturities:

  During the year
ending December 31,                                                        MCh$
------------------                                                       ------

2004 .........................................................            1,360
2005 .........................................................            2,847
2006 .........................................................            1,023
2007 .........................................................            1,057
2008 .........................................................              938
2009 .........................................................            4,566
                                                                         ------
         Total long-term obligations .........................           11,791
                                                                         ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 12 - SHAREHOLDERS' EQUITY

a)   Shares outstanding

     The Bank's capital consists of 361,222,027 no par value common shares authorized, issued and outstanding at December 31, 2003, 2002 and 2001.

b)   Movements in Shareholders' Equity

     Year ended December 31, 2003

     At the Ordinary Shareholders' Meeting held on March 17, 2003, the shareholders agreed to distribute a dividend amounting to MCh$ 20,229 (historical).

     Year ended December 31, 2002

     At the Ordinary Shareholders' Meeting held on April 23, 2002, the shareholders agreed to distribute a dividend amounting to MCh$ 14,886 (historical).

     Year ended December 31, 2001

     At the Ordinary Shareholders' Meeting held on March 16, 2001, the shareholders approved a capital increase of MCh$ 2 (historical) through the capitalization of earnings without the issue of new shares and the distribution of MCh$ 14,033 (historical) as a dividend.

NOTE 13 - MINIMUM CAPITAL REQUIREMENTS

     According to the current General Banking Law, banks should have a minimum ratio of Total Capital to Risk Adjusted Assets of 8%, net of required allowances for loans losses, and a minimum ratio of Basic Capital to Total Assets of 3%, net of required allowances for loan losses. For these purposes, Total Capital means the aggregate of: (a) a bank's paid-in capital and reserves, excluding capital attributed to subsidiaries and foreign branches,
(b) its subordinated bonds, calculated at the issue price but not exceeding 50% of its Basic Capital, and (c) its voluntary allowances for loan losses, up to 1.25% of the Risk Adjusted Assets. Basic Capital includes paid-in capital and reserves, but excludes the net income for the period. Risk Adjusted Assets are based on total assets on an consolidated basis, which are then classified into five categories, each of which has a different weighting factor.

     At December 31, 2003, in accordance with the requirements of the General Banking Law, the ratio of Total Capital to Risk Adjusted Assets was 11.3% or Ch$ 74,636 million higher than the 8% minimum required by the first test under the Banking Law. The ratio of Basic Capital to Total Assets was 6.9% or Ch$ 134,689 million higher than the 3% minimum Basic Capital required by the second test under the General Banking Law.

     The Bank's mutual fund and securities brokerage subsidiaries are also subject to minimum capital requirements as defined under Chilean regulations. All such minimum regulatory capital requirements were being complied with at December 31, 2003 and 2002.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 14 - CONTINGENCIES AND COMMITMENTS

a)   Contingencies arising from contractual commitments

     Until July 23, 1999, Banco BHIF, now Banco Bilbao Vizcaya Argentaria, Chile, had an obligation denominated the "Adjustment account", corresponding to the purchase agreement, signed on July 23, 1989, for the shares of the former Banco Nacional.

     The Bank's management and legal counsel believe that no material loss will result from any claim brought by the vendors of the above-mentioned shares in relation to the Adjustment account, after taking into consideration the following information.

i) Per the purchase agreement, certain principal shareholders of Banco BHIF acquired 97% of the shares of Banco Nacional from a group of companies and individuals; owners of Banco Nacional. The acquisition was effected in order to merge the former Banco Nacional with Banco BHIF, an operation which was completed on November 15, 1989.

ii) In connection with the acquisition of the shares of the former Banco Nacional and its subsequent merger with Banco BHIF, the Bank agreed that certain debt owed by the vendors of Banco Nacional would be restructured into UF-denominated loans, to be repaid over a period of 12 years. The purchase agreement provided that a) the amounts recovered on certain of Banco Nacional's loans included in the Adjustment account, less the net book value of the loans, and b) an amount equal to the allowance for loan losses released as a result of improvements in the classification of the loans included in the Adjustment account, would be credited on a quarterly basis to the Adjustment account and treated as payment of interest and principal on debt owed by the vendors.

iii) The purchase agreement also provided that any dispute relating to its interpretation, or the fulfillment of the obligations therein, would be submitted to arbitration.

iv) On July 23, 1989, the Adjustment account was divided in two parts, maturing within five and ten years respectively from that date. The latter of these two parts, together with the vendors' rights in relation to to the Adjustment account, expired on July 23, 1999.

v) Due to disagreements between the Bank and the vendors with regard to the Adjustment account, a court hearing was convened in April 8, 1997. Several legal actions are in process, each of which were named "Claims" and have been assigned numbers.

vi) During 2001, two of the above-mentioned claims were settled. In respect of Claim No. 1, the Bank was required to pay UF 38,003, and this was settled by a corresponding reduction in obligations to CIDEF S.A., a former creditor of Banco Nacional. For Claim No. 2, the Bank paid the agreed damages of UF 11,217 before the respective court. A significant part of this latter sum was seized, in favor of the Bank, subsequent to its payment, due to appeals brought by the Bank against companies of the Errazuriz Group; beneficiaries of the Adjustment account.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

vi) During 2002, seven of the above-mentioned claims were settled. Claim No. 12, settled for UF 10,762 plus interest, was settled by a corresponding reduction of debt held with the Bank by the Errazuriz Group. Claim No. 5 was settled for UF 27,431 plus interest but has not been paid due to certain, as yet unresolved issues. Claim No. 6, amounting to UF 42,716 plus interest, was appealed by the Bank and remains unsettled. With respect to the remaining four judgments pronounced in 2002: Claim No. 3 was settled in the amount of UF 10,207, resulting in a reduction against the loans payable to the beneficiaries of the Adjustment account; claim No.s 9 and 17 and Claim No. 4 is in process.

vii) During 2003, four of the above-mentioned claims were settled. Claim No.s 7 and 10 resulted in the Bank paying UF 9,261 plus interest, and UF 2,311 plus interest, respectively. Such payments were made as reductions against loans of Errazuriz Group. Claim No. 11, for UF 65,373, was settled against the Bank, however the Bank's subsequent appeal is in process. Claim No. 8 was settled in favor of the Bank.

     The Bank has disputed the amounts ceded by it against the obligations to the Errazuriz Group; this dispute is pending resolution.

     In 2003, the Bank brought a claim for damages against the Errazuriz Group for obstruction of payment, a case that has been named Claim No. 28.

     Due to the legal complexity of the cases in process and to the early stage of certain of the cases, it is not yet possible to determine the likely outcome. Although management believes that the legal arguments presented by the sellers are flawed, no assurance can be given that the final outcome of such claims will not be adverse to the Bank.

     At the end of 2000, the Bank was ordered to make seven payments to the Errazuriz Group, beneficiaries of the Adjustment account, in order to extinguish its total liabilities; however, the court was declared null and these payments are under appeal.

     Consequently, the Bank filed claims for the collection of the total amount due from each of the beneficiaries of the Errazuriz Group, based on the disclaimer to the due date by them. Judgment has already been rendered in six lawsuits to date and a further one is pending judgement. In three of the cases, the Bank obtained favorable sentences and the remaining three cases were rejected based on technical reasons, as the offer of total and subsequent consignment payments does not imply a waiver of the period granted. Therefore, the loans would not have been required to be paid upon filing the claim and none of the debtors disclaim the existence of such credits. All the sentences have been appealed by the Bank and/or the defendants.

     Also in 2000, the Bank was notified of three further payments to members of the Errazuriz Group that are not beneficiaries of the Adjustment account, seeking to discharge their liabilities. This led to the Bank bringing three legal actions, two of these being settled in favor of the Bank. The remaining action is pending judgement.

     To date, the Errazuriz Group has brought further actions against the Bank with respect to Claim No.s 1, 3, 5, 6, 7, 10 and 12. The Bank has opposed such actions and these are pending judgement.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The Bank has filed two further actions, one for prevarication against an expert, and the other for forgery and malicious use of public instrument, both being pending resolution.

     Finally, the Errazuriz Group has filed three fraud complaints, all of which are in preliminary stages. In spite of their being in early stages, management and its legal counsel believe that no verdicts of guilty shall be rendered against any executive or employee of the Bank.

BBVA Corredores de Bolsa S.A.
-----------------------------

     Nature of the action: Civil action against BBVA Corredores de Bolsa S.A. ("the Broker") by the Corporacion de Fomento de la Produccion (CORFO) pursuant to Article 103 of the Code of Criminal Conduct, and in relation to an ex-employee of the Broker, Mr. Juan Pablo Prieto. The action was filed by CORFO as an extension of a complaint filed against Mr. Prieto, amongst others.

     Status: The case has been interrupted. CORFO could elect to file a complaint immediately before the civil courts; however, according to available information such a filing has not been made. A surety bond was granted by the Bank in order to guarantee the eventual liability that may be imposed on the Broker in the final sentence.

b)   Commitments and responsibilities recorded in memorandum accounts

     The Bank and its subsidiaries maintain the following memorandum accounts relating to commitments or responsibilities arising in the ordinary course of business:

                                                               2003       2002
                                                             -------    -------
                                                               MCh$       MCh$

Safekeeping .............................................    783,879    593,170
Documents in domestic collection ........................     51,660     46,110
Documents in foreign collection .........................      8,838      9,192
Loans approved not yet disbursed ........................    111,528     87,590
Leasing contracts signed prior to delivery of assets ....      8,886      5,862

     The above table includes only the most significant balances. Contingent loans and liabilities are recorded in the consolidated balance sheets.

c)   Guarantees

BBVA Corredores de Bolsa S.A.
-----------------------------

     In accordance with Article 30 of Law 18,045, the Broker took out an insurance policy with Compania de Seguros de Credito Continental S.A. to insure against non-compliance with its obligations as a stockbroker to present and future creditors in relation to its brokerage operations. The creditors include the Santiago Stock Exchange and Chilean Electronic Stock Exchange. In addition, the Broker took out a stockbroker's insurance policy with Compania MAPFRE Seguros Generales as agreed with the Board of the Santiago Stock Exchange at the meeting held on November 24, 1997.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The terms of the policies are as follows:

          Insurance                    Commencement                 Expiry
           Company                         date                      date                Coverage
           -------                         ----                      ----                --------
Compania de Seguros de
  Credito Continental S.A.                04/22/2002              04/22/2004          UF 20,000

Cia. de Seguros Generales
  MAPFRE Seguros Generales                04/01/2002              03/31/2004          US$ 15,000,000

BBVA Corredora Tecnica de Seguros Limitada
------------------------------------------

     As set forth in article N(degree) 58, D of DFL law 251, at December 31, 2003, the company maintains two insurance polices to cover eventual damages that could affect it as a consequence of infringements to the laws, regulations and complementary standards that regulate brokers, in particular with respect to non-compliance due to actions, errors or omissions by the broker, its representatives, proxies or employees that participate in the trading.

     The polices include:

- Errors and omissions liability insurance policy: Coverage of US$ 1,000,000, with deductible of US$ 15,000.

- Civil liability policy: Coverage of UF 60,000 in order to cover the Broker against eventual complaints by third parties. The insuror reserves the right to any reimbursement to the Broker of amounts paid by the Broker to a third party claimant.

d)   Securities in guarantee

BBVA Corredores de Bolsa S.A.
-----------------------------

     At December 31, 2003 and 2002, the shares received as guarantees on common stock purchased under agreements to resell operations are held in the Custody Department of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. These shares are presented under the caption Investments - Other investments and amount to MCh$ 7,418 in 2003 (MCh$ 9,022 in 2002).

e)   Other contingencies

     At the date of these financial statements, the Bank was involved in other litigation arising in the ordinary course of business. In the opinion of management and its legal counsel, the final outcome of such litigation will not have a significant effect on the Bank's financial position, results of operations or cash flows.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 15 - TRANSACTIONS WITH RELATED PARTIES

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

a)   Loans made to related parties

     Loans made to related parties, all of which are current, are as follows:

                                                             December 31,
                                               -------------------------------------
                                                      2003                2002
                                               -----------------   -----------------
                                                       Collateral          Collateral
                                               Loans    Pledged    Loans    Pledged
                                               ------   --------   ------   --------
                                                MCh$      MCh$      MCh$      MCh$
Operating companies:
    Conavicoop .............................    3,127        174    3,483        490
    Grupo Eulen Chile S.A ..................      141         --      155         --
    Taz S.A ................................       56         --        1         --
    Jardin Infantil Casanueva ..............       20         20       22         22
    Transbank S.A ..........................       34         --       --         --
    Ohio National Seguros S.A ..............        3         --       --         --
    Vina Selentina S.A .....................        1         --        1         --
    Consorcio Persa de Chile ...............       --         --      506         --
Investment companies:
    AFP Provida S.A ........................    9,901         --        4         --
    Factoring S.A ..........................    1,706         --    2,026         --
    BBV Banco Frances ......................      517         --       94         --
    Banco Bilbao Vizcaya Argentaria New York      449         --   10,482         --
    Banco Provincial S.A ...................      245         --       25         --
    Banco Continental ......................      108         --      179         --
    BBVA Banco Ganadero S.A ................       28         --       --         --
    Sociedad de Inversiones Rio Side Ltda ..       27         23       30         24
    Banco Bilbao Vizcaya Argentaria Brasil .       --         --    6,860         --
    Banco BNL do Brasil ....................       --         --    3,332         --
    Banco Frances Uruguay ..................       --         --    1,714         --
    Banco Bilbao Vizcaya Argentaria Mexico .       --         --      291         --
    Banco Bilbao Vizcaya Argentaria Madrid .       --         --       48         --
    Individuals (UF 3,000 or more) .........    3,475      3,265    2,025      1,912
    Individuals (less than UF 3,000) .......    1,475      1,265    1,418      1,156
                                               ------   --------   ------   --------
                                               21,313      4,747   32,696      3,604
                                               ======   ========   ======   ========

     In the above table, operating companies are defined as commercial or manufacturing companies and investment companies are defined as companies whose purpose is to hold shares in other companies.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

b)   Other transactions with related parties

     During the years ended December 31, 2003, 2002 and 2001 the Bank had the following significant revenues (expenses) from services provided to (by) related parties:

                                                                        Year ended December 31
                                                 --------------------------------------------------------------------
                                                         2003                     2002                   2001
        Company            Relationship          Revenues    Expenses    Revenues    Expenses    Revenues    Expenses
                                                 --------    --------    --------    --------    --------    --------
                                                   MCh$        MCh$        MCh$        MCh$        MCh$        MCh$
BBVA Compania de           Shareholder in
  Seguros de Vida S.A      common                     660         (80)        286          --          --        (167)

A.F.P. Provida S.A         Shareholders in
                           common                     279        (666)         --          --          --          --

Banco Bilbao Vizcaya
  Argentaria S.A           Shareholder                  1        (455)         20      (1,742)         --      (1,553)

Redbanc S.A                Equity investee             --        (539)         --        (486)         --        (469)

Parque Arauco S. A         Shareholder in
                           common                      --        (121)         --        (121)         --         (97)

E. Bertelsen Asesorias     Director of Bank is
  S.A                      shareholder in
                           related company             --        (114)         --        (117)         --        (114)

Jose Domingo Eluchans      Shareholder in
  Asesorias Ltda           common                      --         (64)         --         (64)         --         (65)

Other                      Shareholder in
                           common                      --        (725)         44        (273)         --        (271)

     Article 89 of the Chilean Companies Law requires that the Bank's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 16 - DIRECTORS' EXPENSES AND REMUNERATION

     The following items were charged to expense for services provided by the members of the Board:

                                                                 Year ended
                                                                December 31,
                                                             ------------------
                                                             2003   2002   2001
                                                             ----   ----   ----
                                                             MCh$   MCh$   MCh$

Remuneration established by the General
  Shareholders' Meeting ..................................    497    487    490
Advisory fees ............................................     64     64     65
Travel allowance .........................................     37     15      7
                                                             ----   ----   ----
         Total ...........................................    598    566    562
                                                             ====   ====   ====

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 17 - INCOME FROM SERVICES, NET

     Income from services and the related expenses are summarized as follows:

                                                        Year ended December 31,
                                                       ------------------------
                                                        2003     2002     2001
                                                       ------   ------   ------
                                                        MCh$     MCh$     MCh$
Income from services:
     Pension payments ..............................    5,944    3,879    2,746
     Current accounts ..............................    4,837    4,654    4,887
     Commissions on mutual and investment
       funds administration ........................    2,580    2,603    2,324
     Commissions on insurance brokerage ............    2,410    2,192    1,971
     Fees from automatic teller machines ...........    2,223    1,612      546
     Fees from collections of insurance premiums ...    2,000    1,522    1,273
     Fees charged on prepaid loans .................    1,846    1,716      579
     Credit cards ..................................    1,407    1,288    1,312
     Brokerage fees ................................      973      745      616
     Lines of credit and overdraft fees ............      949      885      489
     Commission on syndicated loans ................      905      261      145
     Commission on loan brokerage ..................      890      120      195
     Service charges on loans ......................      713      540      384
     Contingent loans and letters of credit fees ...      598      769    1,011
     Lease contracts fees ..........................      546      488      479
     Client service fees ...........................      498      356      142
     Collections ...................................      381      358      393
     Purchases and sales of foreign exchange .......      296      274      216
     Service charges on deposit accounts ...........      196      206      208
     On-line account fees ..........................      194      171      212
     Custody and trust service fees ................      121      131       60
     Financial advisory service fees ...............       --       --      436
     Other .........................................    3,068    1,828    1,881
                                                       ------   ------   ------
         Total income from services ................   33,575   26,598   22,505
                                                       ======   ======   ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

                                                     Year ended December 31,
                                                   --------------------------
                                                    2003      2002      2001
                                                   ------    ------    ------
                                                    MCh$      MCh$      MCh$
Services expenses:
     Automatic teller machines .................   (1,434)   (1,041)     (882)
     Credit card operators .....................   (1,065)   (1,027)     (786)
     Commissions on placement and
         servicing of loans ....................   (1,010)   (1,795)   (2,579)
     Brokerage fees ............................     (261)     (309)     (334)
     Brokerage expenses ........................      (32)      (40)      (75)
     Collection expenses .......................      (21)      (20)      (12)
     Other .....................................     (448)     (386)     (437)
                                                   ------    ------    ------
         Total services expenses ...............   (4,271)   (4,618)   (5,105)
                                                   ======    ======    ======

NOTE 18 - GAINS AND LOSSES ON FINANCIAL INSTRUMENTS

     Gains and losses on financial instruments are summarized as follows:

                                                     Year ended December 31,
                                                   --------------------------
                                                    2003      2002      2001
                                                   ------    ------    ------
                                                    MCh$      MCh$      MCh$

Gains on sales and mark-to-market valuations
  of financial instruments .....................   12,146    13,232    11,757
                                                   ======    ======    ======
Losses on sales and mark-to-market valuations
  of financial instruments .....................   (9,390)   (7,030)   (3,117)
                                                   ======    ======    ======

NOTE 19 - RECOVERY OF LOANS PREVIOUSLY CHARGED-OFF

     Recovery of loans previously charged-off include the following items:

                                                     Year ended December 31,
                                                   --------------------------
                                                    2003      2002      2001
                                                   ------    ------    ------
                                                    MCh$      MCh$      MCh$

Recoveries on loans previously charged-off .....    9,980     9,776     7,494
Recoveries of loans reacquired from
     the Central Bank ..........................       18        17        81
                                                   ------    ------    ------
                                                    9,998     9,793     7,575
                                                   ======    ======    ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 20 - NON OPERATING INCOME AND EXPENSES

     Non-operating income and expenses are set forth below:

                                                                                  Year ended December 31,
                                                                            ----------------------------------
                                                                             2003           2002          2001
                                                                            -----          -----         -----
                                                                             MCh$           MCh$          MCh$
Non-operating income:
    Recovery of expenses from customers...........................          2,745          2,946         1,874
    Gain on sales of assets received in lieu of payment...........          1,470            273           232
    Recovery of assets received in lieu of payment previously
      charged-off.................................................            982            814           783
    Rental income.................................................            356            221           204
    Gains on sales of leasing assets..............................            311            139            85
    Gain on sales of Bank premises and equipment..................            217             18           178
    Other.........................................................            732            214           631
                                                                           ------         ------        ------
         Total non-operating income...............................          6,813          4,625         3,987
                                                                           ======         -=====        ======
Non-operating expenses:
    Write-offs of assets received in lieu of payment..............         (3,114)        (1,419)         (545)
    Provisions for losses on assets received in lieu of payment...           (704)          (685)       (1,037)
    Amortization of goodwill......................................           (366)          (393)         (422)
    Expenses incurred on management of assets received in lieu
      of payment..................................................           (355)          (234)         (212)
    Provision for Adjustment account (Note 14 a)..................           (274)          (103)            -
    Discounts to customers on ANAP mortgage loans.................           (102)          (123)         (109)
    Loss on sales of Bank premises and equipment..................             (1)           (11)          (15)
    Other.........................................................           (534)          (594)         (509)
                                                                           ------         ------        ------
         Total non-operating expenses.............................         (5,450)        (3,562)       (2,849)
                                                                           ======         ======        ======

NOTE 21 - PRICE-LEVEL RESTATEMENT

     The price-level restatement loss is determined by restating the following non-monetary assets and liabilities:

                                                                                  Year ended December 31,
                                                                           ---------------------------- ------
                                                                             2003           2002          2001
                                                                           ------         ------        ------
                                                                            MCh$           MCh$          MCh$

Restatement of non-monetary accounts based on the Consumer Price Index:
    Bank premises and equipment...................................            592          1,824         1,869
    Other non-monetary assets and liabilities.....................            352            939           815
    Shareholders' equity..........................................         (2,704)        (6,969)       (7,193)
                                                                           ------         ------        ------
         Net price-level restatement loss.........................         (1,760)        (4,206)       (4,509)
                                                                           ======         ======        ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 22 - INCOME TAXES

a)   Income tax provision

The provision for income taxes charged to income is summarized as follows:

                                                                                  Year ended December 31,
                                                                           -----------------------------------
                                                                             2003           2002          2001
                                                                           ------         ------        ------
                                                                            MCh$           MCh$          MCh$
Provision for current income tax..................................         (7,465)        (6,324)       (6,197)
Deferred income taxes for the year................................          2,554          3,482         5,114
Amortization of effects of deferred income taxes
  accumulated at the beginning of the year........................            344            298           193
                                                                           ------         ------        ------
         Total income tax expense.................................         (4,567)        (2,544)         (890)
                                                                           ======         ======        ======

b)   Deferred income tax balances are as follows:

                                                                                     Balances at
                                                                      ----------------------------------------
                                                                      December 31, 2003      December 31, 2002
                                                                      -----------------      -----------------
                                                                             MCh$                     MCh$
ASSETS
    Lease contracts..................................................       14,309                   9,825
    Charged-off loans that are tax assets............................       10,163                   7,814
    Allowance for loan losses........................................        4,059                   5,511
    Interest on overdue and past-due loans...........................        1,788                   3,643
    Accrual for employee vacations...................................          298                     274
    Allowance for losses from high-risk rated countries..............          241                     236
    Tax loss carryforward............................................            -                      25
    Others...........................................................        1,820                     968
                                                                            ------                  ------
         Subtotal....................................................       32,678                  28,296
Less:  Unamortized complementary account.............................       (1,401)                 (1,911)
----                                                                        ------                  ------
         Net assets..................................................       31,277                  26,385
                                                                            ======                  ======
LIABILITIES
    Accelerated depreciation of bank premises and equipment..........       11,069                   9,144
    Deferred expenses................................................        1,199                   1,060
    Others...........................................................          124                     182
                                                                            ------                  ------
         Subtotal....................................................       12,392                  10,386
    Less:  Unamortized complementary account.........................       (1,067)                 (1,226)
    ----                                                                    ------                  ------
         Net liabilities.............................................       11,325                   9,160
                                                                            ------                  ------
         Net position................................................       19,952                  17,225
                                                                            ======                  ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 23 - FOREIGN CURRENCY POSITION

     The Consolidated Balance Sheets include assets and liabilities payable in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2003 and 2002, and assets and liabilities which are payable in Chilean pesos subject to exchange rate fluctuations, as detailed below:

                                               December 31, 2003                     December 31, 2002
                                      -----------------------------------    ---------------------------------
                                        Payable      Payable                   Payable    Payable in
                                      in foreign   in Chilean                in foreign     Chilean
                                       currency       pesos        Total      currency       pesos     Total
                                      ----------   ----------   ---------    ----------   ---------- ---------
                                         MCh$         MCh$         MCh$         MCh$         MCh$      MCh$
ASSETS
   Cash and due from banks.....          30,493            -       30,493       25,717           -      25,717
   Loans.......................         318,042       24,159      342,201      344,538      57,270     401,808
   Investments.................          10,576      252,977      263,553       59,303     364,236     423,539
   Other assets................         565,352            -      565,352      374,042           -     374,042
                                        -------      -------    ---------      -------     -------   ---------
        Total assets...........         924,463      277,136    1,201,599      803,600     421,506   1,225,106
                                      =========      =======    =========    =========     =======   =========
LIABILITIES
   Deposits and other
      obligations..............         125,388            -      125,388      122,931           -     122,931
   Foreign borrowings..........         212,355            -      212,355      190,850           -     190,850
   Other liabilities...........         872,085          334      872,419      906,285         767     907,052
                                        -------      -------    ---------      -------     -------   ---------
        Total liabilities......       1,209,828          334    1,210,162    1,220,066         767   1,220,833
                                      =========      =======    =========    =========     =======   =========
Net assets (liabilities) in
  foreign currency.............        (285,365)     276,802       (8,563)    (416,466)    420,739      (4,273)
                                      =========      =======    =========    =========     =======   =========

     In addition, as disclosed in Note 4, at December 31, 2003 the Bank had notional amounts of foreign exchange contracts with an asset position of MCh$ 519,046 (2002: MCh$ 309,654) and a liability position of MCh$ 633,953 (2002:
MCh$ 620,510).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

NOTE 24 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2003 and 2002 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

     The estimated fair values of financial instruments are as follows:

                                                     December 31, 2003              December 31, 2002
                                               -----------------------------     -------------------------
                                                Carrying          Estimated       Carrying       Estimated
                                                 amount           fair value       amount       fair value
                                               ---------          ----------     ----------     ----------
                                                  MCh$               MCh$           MCh$           MCh$
ASSETS
   Cash and due from banks..............         265,827             265,827        314,133        314,133
   Investments..........................         582,590             582,590        652,339        652,339
   Loans................................       2,294,903           2,302,449      1,988,516      2,028,773
   Other assets.........................         192,726             192,726        187,641        187,641

LIABILITIES
   Deposits.............................       2,172,508           2,168,781      1,931,610      1,928,438
   Central Bank borrowings..............           6,697               6,049          8,930          9,133
   Securities sold under agreements
     to repurchase......................         171,721             171,721        258,120        252,120
   Mortgage finance bonds...............         266,437             297,089        253,509        288,789
   Other borrowings.....................         361,630             365,747        356,823        376,734
   Other liabilities ...................          92,190              92,190         73,155         73,155

     The carrying amounts of loans in the above table exclude contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank. The offsetting liability amount, recorded as contingent liabilities in the Consolidated balance sheets, has also been excluded.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

Loans

     Estimated fair values have been determined for loan portfolios with similar financial characteristics. Loans were segregated by type such as commercial and consumer, and each category was further segmented based on fixed and variable rates and accrual vs. non-accrual status. The fair values of fixed-rate loans were estimated by discounting scheduled cash flows using prevailing market rates for those loans at the end of 2003 and 2002, respectively. For variable-rate loans, their carrying amounts were considered to be equivalent to their fair values.

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

     For interest rate swaps, estimated fair values were obtained from dealer quotes. The total of MCh$ 364 (MCh$ 305 at December 31, 2002) is included in other assets in the table of fair values of financial instruments set forth above.

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Long-term borrowings

     The fair value of long-term borrowings (included in Mortgage finance bonds and Other borrowings in the table above) is estimated based on the present value of future cash flows, discounted at interest rates available to the Bank for new debt of similar type and remaining maturity at December 31, 2003 and 2002.

NOTE 25 - FIDUCIARY ACTIVITIES

     The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

                                                                December 31,
                                                           ---------------------
                                                             2003          2002
                                                           -------      -------
                                                             MCh$         MCh$
Securities held in safekeeping..........................   783,879      593,170
Amounts to be collected on behalf of third parties......    60,499       55,302
                                                           -------      -------
         Total..........................................   844,378      648,472
                                                           =======      =======

NOTE 26 - SUBSEQUENT EVENTS

     On January 8, 2004, Banco Bilbao Vizcaya Argentaria, Chile filed a request to issue indexed subordinated Series-A bonds in the amount of U.F. 6,000,000. This issue was registered before the Chilean Superintendency of Securities and Insurance under No. 01/2004.

NOTE 27 - INCOME STATEMENTS AND BALANCE SHEETS (SEC FORMAT)

     The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9 to 210.9-07 of Regulation S-X ("Article 9"). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos of December 31, 2003 purchasing power using the adjustment factor arising from the CPI and are shown in accordance with the format required by Article 9.

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Consolidated income statements

                                                                               Year ended December 31,
                                                                        --------------------------------------
                                                                          2003           2002           2001
                                                                        --------       --------       --------
                                                                           MCh$           MCh$           MCh$
Interest income
    Interest and fees on loans....................................       145,092        177,376        182,339
    Interest on investments.......................................        24,270         39,938         36,643
    Interest on deposits with banks...............................           356            541            577
                                                                        --------       --------       --------
         Total interest income....................................       169,718        217,855        219,559
                                                                        --------       --------       --------

Interest expense
    Interest on deposits..........................................       (46,267)       (58,283)       (65,581)
    Interest on securities sold under agreements to repurchase....        (5,432)        (6,310)       (15,602)
    Interest on other borrowed funds..............................        (2,868)        (8,525)        (5,547)
    Interest on long-term debt....................................       (25,551)       (35,406)       (39,371)
    Price-level restatement.......................................        (1,760)        (4,206)        (4,509)
                                                                        --------       --------       --------
         Total interest expense...................................       (81,878)      (112,730)      (130,610)
                                                                        --------       --------       --------

Net interest income...............................................        87,840        105,125         88,949
Provision for loan losses.........................................       (25,323)       (21,853)       (24,378)
                                                                        --------       --------       --------
         Net interest income after provision for loan losses......        62,517         83,272         64,571
                                                                        --------       --------       --------

Other income
    Fees and commissions..........................................        33,629         26,627         22,706
    Brokerage and securities income...............................           712            436            282
    Gain on investment activities.................................         2,756          6,202          8,640
    Net gains (losses) on foreign exchange........................        12,615        (14,479)        (4,204)
    Recoveries and restatements of loans
      reacquired from the Central Bank............................            18             17             81
    Other revenue.................................................         6,967          4,742          3,953
                                                                        --------       --------       --------
         Total other income.......................................        56,697         23,545         31,458
                                                                        --------       --------       --------

Other expenses
    Salaries......................................................       (33,504)       (33,449)       (33,430)
    Net premises and equipment expenses...........................        (6,201)        (4,793)        (4,006)
    Administration expenses.......................................       (32,699)       (31,394)       (30,589)
    Other expenses................................................       (15,135)       (14,179)       (11,626)
                                                                        --------       --------       --------
         Total other expenses.....................................       (87,539)       (83,815)       (79,651)
                                                                        --------       --------       --------

Income before income taxes........................................        31,675         23,002         16,378
    Income taxes..................................................        (4,567)        (2,544)          (890)
                                                                        --------       --------       --------
         Net income...............................................        27,108         20,458         15,488
                                                                        ========       ========       ========

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Consolidated Balance Sheets

                                                                                          December 31,
                                                                                    --------------------------
                                                                                       2003            2002
                                                                                    ---------        ---------
                                                                                       MCh$             MCh$
ASSETS
     Cash and due from banks...............................................           226,110          287,308
     Interest bearing deposits in other banks..............................            39,717           26,825
     Securities purchased under agreements to resell.......................             8,421           56,616
     Trading securities....................................................           473,812          315,146
     Available for sale securities.........................................           100,357          280,577

     Loans.................................................................         2,370,287        2,057,430
     Unearned income.......................................................           (30,752)         (23,419)
     Allowance for loan losses.............................................           (44,632)         (45,495)
                                                                                    ---------        ---------
     Loans, net............................................................         2,294,903        1,988,516
     Premises and equipment, net...........................................            55,329           56,225
     Other assets..........................................................           137,250          130,642
                                                                                    ---------        ---------
         Total assets......................................................         3,335,899        3,141,855
                                                                                    =========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
     Deposits
     Non-interest bearing..................................................           494,840          462,379
     Interest bearing......................................................         1,677,668        1,469,231
                                                                                    ---------        ---------
                                                                                    2,172,508        1,931,610
                                                                                    ---------        ---------

     Short-term borrowings.................................................           190,383          162,074
     Securities sold under agreements to repurchase........................           171,721          258,120
     Other liabilities.....................................................            92,190           73,155
     Long-term debt........................................................           444,381          457,188
                                                                                    ---------        ---------
         Total liabilities.................................................         3,071,183        2,882,147
                                                                                    ---------        ---------

Minority interest in consolidated subsidiaries.............................               138              115
                                                                                    ---------        ---------

Shareholders' equity
     Common stock..........................................................           153,396          153,396
     Reserves..............................................................           111,182          106,197
                                                                                    ---------        ---------
         Total shareholders' equity........................................           264,578          259,593
                                                                                    ---------        ---------
         Total liabilities and shareholders' equity........................         3,335,899        3,141,855
                                                                                    =========        =========

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     Total assets set forth in the basic Chilean GAAP Consolidated Balance Sheets are reconciled to Total assets in the Article 9 balance sheets above as follows:

                                                                                         At December 31,
                                                                                    --------------------------
                                                                                       2003            2002
                                                                                    ---------        ---------
                                                                                       MCh$             MCh$
Total assets under Chilean GAAP format.....................................         3,407,987        3,228,167
Elimination of contingent liabilities......................................           (72,088)         (86,312)
                                                                                    ---------        ---------
         Total assets under Article 9 format...............................         3,335,899        3,141,855
                                                                                    =========        =========

     The activity in the balances of loans to related parties in accordance with the Article 9 definition of related parties (which is different than the Chilean GAAP definition of related parties) as follows:

                                                                                                        MCh$
                                                                                                      --------
Balance at January 1, 2002...................................................................           24,480
New loans....................................................................................          107,067
Repayments...................................................................................         (114,143)
                                                                                                      --------
Balance at December 31, 2002.................................................................           17,404
New loans....................................................................................          150,225
Repayments...................................................................................         (153,029)
                                                                                                      --------
Balance at December 31, 2003.................................................................           14,600
                                                                                                      ========

NOTE 28 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY
          ACCEPTED ACCOUNTING PRINCIPLES

     Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.

1    Differences in measurement methods

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was approximately 7.1%. Chilean accounting principles require that financial statements of banks be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position of reporting entities. The method, described in Note 1 c), is based on a model which enables calculations of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the period-end. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. Accordingly, and as allowed by Item 18 to Form 20-F, the effect of price-level changes is not eliminated in the reconciliation to US GAAP included under paragraph 1 s) below.

a) Loan origination fees and costs

     The Bank recognizes commissions (origination fees) on credit card loans, lines of credit and fees on mortgage loans when collected and records related direct costs when incurred. Under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield. The effect of this difference would be to increase shareholders' equity by MCh$ 6,519 and MCh$ 6,575 at December 31, 2003 and 2002, respectively. In addition, had US GAAP been applied, net income would have increased (decreased) by MCh$ (56) in 2003, MCh$ 523 in 2002 and MCh$
(331) in 2001.

b)   Income taxes

     Under Chilean GAAP, effective January 1, 1999 the Bank began recognizing the effects of deferred income taxes on net income on a prospective basis, using an asset and liability approach. Prior to 1999, income taxes were recognized on the basis of amounts due in accordance with Chilean tax regulations and no deferred income taxes were recognized. For US GAAP purposes, the Bank applies SFAS No. 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities at enacted rates expected to be in effect when such amounts will be realized. Deferred tax assets must be reduced by a valuation allowance when it is more likely than not that such assets will not be realized. After the year ended December 31, 1998, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation prior to 1999 which are being recognized under Chilean GAAP beginning in the year ended December 31, 1999 as prescribed by Technical Bulletin No. 60 of Chilean Institute of Accountants. The effect of this difference would be to decrease shareholders' equity by MCh$ 1,277 and MCh$ 456 at December 31, 2003 and 2002, respectively. In addition, had US GAAP been applied, net income would have decreased by MCh$ 1,167 in 2003, MCh$ 38 in 2002 and MCh$ 362 in 2001.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

c)   Mandatory dividend

     As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders' Meeting, the Bank has to distribute a cash dividend in an amount equal to at least 30% of the Bank's net income under Chilean GAAP. Since the payment of the dividend out of each year's net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law. The effect of this accrual would be to decrease Shareholders' equity by MCh$ 8,132 and MCh$ 6,137 at December 31, 2003 and 2002, respectively.

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

     In addition, under Chilean GAAP any payment received on overdue loans is first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter is recognized as income to the extent of interest earned but not recorded. Any remaining amount is then applied to reduce the outstanding principal balance. Under US GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. Management believes that the effect of the difference in interest recognition on non-accrual loans is not material to the Bank's results of operations and has not reflected an adjustment for this difference in the reconciliation of Chilean GAAP to US GAAP.

e) Troubled debt restructurings

     Under Chilean GAAP, troubled debt restructurings are accounted in a manner similar to US GAAP. The Bank, however, is not required under Chilean GAAP to identify all loans which may qualify as troubled debt restructurings and, as a result, it is not feasible to obtain the necessary information that should be disclosed under US GAAP.

f)   Contingent loans

     The Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under US GAAP, such contingent amounts are not recognized on the balance sheet but are accounted for in memorandum accounts. Had US GAAP been followed, the total assets and liabilities of the Bank would have been reduced as of December 31, 2003 and 2002 by MCh$ 72,088 and MCh$ 86,312 respectively. This reclassification is included in the Article 9 financial statements in Note 27.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

     Based on the above calculation, the Bank believes that there is no significant difference between the amount of the allowance for loan losses recorded for Chilean GAAP purposes and the amount calculated based on US GAAP requirements and therefore has not reflected an adjustment for this difference in the reconciliation of Chilean GAAP to US GAAP.

h) Investments in other companies

     Under Chilean GAAP, certain permanent investments of less than 20% of the outstanding shares of other companies have been recorded using the equity method of accounting. Under US GAAP, those investments would have been recorded at cost. The effect of this difference resulted in an increase in shareholders' equity under Chilean GAAP of MCh$ 366 and MCh$ 354 at December 31, 2003 and 2002, respectively. In addition, had US GAAP been applied, net income would have increased (decreased) by MCh$ 12 in 2003, MCh$ (121) in 2002 and MCh$
(258) in 2001.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

i) Derivative financial instruments

     The Bank engages in derivative transactions for its own account and on behalf of its customers, mainly corporate clients of the import sector. These transactions arise from interest rate swap agreements and forward exchange contracts which are of two types: (i) transactions covering two foreign currencies and (ii) transactions covering Chilean pesos against the U.S. dollar. Foreign exchange contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 30 and 90 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty. When the Bank enters into a forward exchange contract, it analyzes and approves the creditor's risk (the risk that the counterparty might default on is obligation). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. The Bank's counterparties in derivative transaction are mainly international investment banks and domestic corporate and financial institution clients.

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

     Under Chilean GAAP interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

     Under Chilean GAAP, interest rate swap agreements that hedge part of the Bank's investment portfolio are recorded on the balance sheet at their estimated fair market values. Unrealized gains or losses are credited or charged to income for those agreements that are designated by the Bank's management as hedges of part of the investment portfolio classified as trading. In the case of the interest rate swap agreements designated by the Bank's management as hedges of part of the investment portfolio as permanent investments, unrealized gains and losses are credited or charged to shareholders' equity.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     For US GAAP purposes, the Bank applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instruments depends on whether the derivative instrument qualifies as a hedge. SFAS No. 133 also requires formal documentation procedures of the hedging relationship and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

     While the Bank enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under SFAS No. 133. Therefore, changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

     Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument must be separated from the host contract and measured and accounted for as freestanding derivatives at fair value. As of December 31, 2003 and 2002, the Bank did not have embedded derivatives requiring bifurcation.

     The effects of the adjustments with respect for foreign exchange contracts and interest rate and foreign currency swaps agreements on the net income and net equity of the Bank are included in paragraph s) below. The effect of this difference would be to increase shareholders' equity by MCh$ 1,261 and MCh$ 1,018 at December 31, 2003 and 2002, respectively. In addition, had US GAAP been applied, net income would have been increased (decreased) by MCh$ 5,302 in 2003, MCh$ (1,552) in 2002 and MCh$ (119) in 2001.

j)   Employee benefits

     Employee benefits and post-employment benefits are provided by independent pension funds and health insurance companies, which are funded by employees' contributions. The Bank has no responsibility as an employer for payments under these plans, other than withholding amounts from employees' salaries. No adjustment is necessary in the reconciliation of Chilean GAAP to US GAAP.

k) Accrued interest and indexation adjustments

     Accrued interest and indexation adjustments are presented with the related principal amounts. Under US GAAP, accrued interest and indexation adjustments would be separately recorded. The amount of this reclassification is not readily determinable and therefore no adjustment has been reflected in the reconciliation of Chilean GAAP to US GAAP.

l) Recoveries of loans previously charged-off

     Under US GAAP, recoveries of loans previously charged-off are reflected as a reduction of the allowance for loan losses; under Chilean GAAP they are included as Other income. This reclassification is included in the Article 9 financial statements in Note 27.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

     The effect of the difference between Chilean GAAP and US GAAP in the accounting treatment for investment securities had no impact on shareholders' equity at December 31, 2003 and 2002. Net income would have increased (decreased) by MCh$ -, MCh$ (2,160) and MCh$ 959 for the years 2003, 2002 and 2001, respectively, had US GAAP been applied.

o)  Fees on Automatic Teller Machines (ATM) and other services

     The Bank recognizes fees on Automatic Teller Machine (ATM) cards and other services on a cash basis. Under US GAAP, recognition of this income should be recorded on an accrual basis. The effect of this difference resulted in a decrease in shareholders' equity under Chilean GAAP of MCh$ 998 and MCh$ 770, at December 31, 2003 and 2002, respectively. In addition, had US GAAP been applied, net income would have (decreased) increased by MCh$ (228) in 2003, MCh$ (415) in 2002 and MCh$ 387 in 2001.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

p)   Business combination

     Effective January 1, 2002, for US GAAP purposes, the Bank adopted SFAS No. 142, "Goodwill and Other Intangible Assets, " which establishes the following:

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

     SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2003 and no impairment charge was deemed necessary.

     The effect of this difference would be to increase shareholders' equity by MCh$ 764 and MCh$ 398 at December 31, 2003 and 2002, respectively. In addition, the effect of eliminating goodwill amortization reduced Chilean GAAP net income by MCh$ 366 in 2003, MCh$ 392 in 2002 and MCh$ 12 in 2001.

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

     Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. The financial statements of the constituent companies are combined as of the date of the acquisition and are not restated for prior periods.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

q)   Accounting for guarantees issued

     Under Chilean GAAP, the Bank recognizes a liability for fees charged on guarantees issued, specifically performance bonds, when collected. Income is then recognized on an accrual basis over the term of the guarantees issued. FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which became effective on a prospective basis for guarantees issued or modified after December 31, 2002, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. In the case of performance bonds, FIN 45 requires that the liability recognized at the inception of the guarantee should be the premium received or receivable by the guarantor. FIN 45 does not prescribe how the guarantor's liability for its obligation under the guarantee should be measured subsequent to its initial recognition. The Interpretation does recognize that in subsequent periods, the initial liability would typically be reduced (by a credit to earnings) as the guarantor is released from the risk under the guarantee. As such, for US GAAP purposes, the Bank recognized, on an accrual basis over the term of the guarantees issued, the reduction in the liability recorded. The effect of this difference would be to increase shareholders' equity by MCh$ 314 at December 31, 2003. In addition, had US GAAP been applied, net income would have increased by MCh$ 314 in 2003.

r)   Comprehensive income

     Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The information required by this standard is shown in paragraph 1 s).

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

s) Effects of conforming to US GAAP

     The following is a reconciliation of consolidated net income under Chilean GAAP and the corresponding amounts under US GAAP:

                                                                             For the year ended December 31,
                                                                          ------------------------------------
                                                                            2003          2002           2001
                                                                          ------         ------         ------
                                                                            MCh$          MCh$           MCh$
Net income in accordance with Chilean GAAP........................        27,108         20,458         15,488
Loan origination fees and costs (par. 28.1. a)....................           (56)           523           (331)
Deferred income taxes (par. 28.1. b)..............................        (1,167)           (38)          (362)
Investments in other companies (par. 28.1. h).....................            12           (121)          (258)
Derivative financial instruments (par. 28.1. i)...................         5,302         (1,552)          (119)
Investment securities (par. 28.1. n)..............................             -         (2,160)           959
Fees on services (par. 28.1. o)...................................          (228)          (415)           387
Amortization of goodwill (par. 28.1. p)...........................           366            392             12
Accounting for guarantees issued (par. 28.1. q)...................           314              -              -
                                                                          ------         ------         ------
Net income in accordance with US GAAP.............................        31,651         17,087         15,776
Other comprehensive income (par. 28.1. r)
  Net unrealized gains (par. 28. 2. c)............................        (1,690)         2,506             34
                                                                          ------         ------         ------
Comprehensive income in accordance with
  US GAAP (par. 28.1. r)..........................................        29,961         19,593         15,810
                                                                          ======         ======         ======

     Accumulated other comprehensive income amounted to MCh$ 850, MCh$ 2,540 and MCh$ 34 as of December 31, 2003, 2002 and 2001, respectively.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE



     The following is a reconciliation of consolidated shareholders' equity under Chilean GAAP and under US GAAP:

                                                                                             Year ended
                                                                                            December 31,
                                                                                      ------------------------
                                                                                        2003             2002
                                                                                      -------          -------
                                                                                        MCh$             MCh$
Shareholders' equity in accordance with Chilean GAAP............................      264,578          259,593
Loan origination fees and costs (par. 28.1. a)..................................        6,519            6,575
Deferred income taxes (par. 28.1. b)............................................       (1,277)            (456)
Accrual for mandatory dividends (par. 28.1. c)..................................       (8,132)          (6,137)
Investments in other companies (par. 28.1. h)...................................          366              354
Fees on services (par. 28.1. o).................................................         (998)            (770)
Amortization of goodwill  (par. 28.1. p)........................................          764              398
Derivative financial instruments (par. 28.1. i).................................        3,645           (1,657)
AccouNting for guArantees issued (par. 28.1. q).................................          314                -
                                                                                      -------          -------
Shareholders' equity in accordance with US GAAP.................................      265,779          257,900
                                                                                      =======          =======

     The following summarizes the changes in shareholders' equity under US GAAP during the years ended December 31, 2003, 2002 and 2001:

                                                                                                         MCh$
                                                                                                       -------
Balance at January 1, 2001.....................................................................        254,990
Reversal of accrual for minimum dividend-prior year............................................          4,516
     Dividend paid ............................................................................        (15,793)
     Minimum dividend at year end required by law..............................................         (4,646)
     Other incomprehensive income for the year.................................................             34
     Net loss for the year.....................................................................         15,776
                                                                                                       -------
Balance at December 31, 2001...................................................................        254,877
     Reversal of accrual for minimum dividend-prior year.......................................          4,646
     Dividend paid ............................................................................        (15,079)
     Minimum dividend at year end required by law..............................................         (6,137)
     Other incomprehensive income for the year.................................................          2,506
     Net income for the year...................................................................         17,087
                                                                                                       -------
Balance at December 31, 2002...................................................................        257,900
     Reversal of accrual for minimum dividend-prior year.......................................          6,137
     Dividend paid ............................................................................        (20,087)
     Minimum dividend at year end required by law..............................................         (8,132)
     Other incomprehensive income for the year.................................................         (1,690)
     Net income for the year...................................................................         31,651
                                                                                                       -------
Balance at December 31, 2003...................................................................        265,779
                                                                                                       =======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

2    Additional disclosure requirements

a)   Earnings per share
     The following disclosure of earnings per share information is not required for presentation in the financial statements under Chilean GAAP but is required under US GAAP.

                                                                              Year ended December 31,
                                                                      ----------------------------------------
                                                                          2003           2002           2001
                                                                      -----------    -----------   -----------
Basic and diluted earnings per share-US GAAP....................            87.62          47.30         43.67
Weighted-average number of shares outstanding...................      361,222,027    361,222,027   361,222,027

b)   Income taxes

     The provision for income taxes charged to income is as follows:

                                                                                  Year ended December 31,
                                                                           -----------------------------------
                                                                            2003           2002          2001
                                                                           ------         ------        ------
Current income tax provision for the year under Chilean GAAP.....          (7,465)        (6,324)       (6,197)
Effect of deferred income taxes under Chilean GAAP...............           2,898          3,780         5,307
US GAAP adjustment:
Deferred tax effect of applying SFAS 109.........................          (1,167)           (38)         (362)
                                                                           ------         ------        ------
Income tax expense for the year under US GAAP....................          (5,734)        (2,582)       (1,252)
                                                                           ======         ======        ======

     Deferred tax assets (liabilities) under US GAAP are summarized as follows:

                                                                                       Year ended December 31,
                                                                                      ------------------------
                                                                                       2003              2002
                                                                                      -------           ------
                                                                                       MCh$              MCh$
Deferred tax assets
     Allowance for loan losses, lease contracts
       and charged-off of assets................................................       28,531           23,150
     Allowance for losses from high-risk rated countries........................          241              237
     Tax loss carryforward......................................................            -               24
     Others.....................................................................        3,233            5,150
                                                                                      -------           ------
                                                                                       32,005           28,561
                                                                                      =======           ======
Deferred tax liabilities
     Depreciation...............................................................      (11,069)          (9,144)
     Loan origination fees and cost and deferred expenses.......................       (2,137)          (1,989)
     Others.....................................................................         (124)            (181)
                                                                                      -------           ------
                                                                                      (13,330)         (11,314)
                                                                                      =======           ======
Net deferred tax assets ........................................................       18,675           17,247
                                                                                      =======           ======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The US GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to US GAAP pre-tax income as a result of the following differences:

                                                                               Year ended December 31,
                                                                        --------------------------------------
                                                                         2003            2002            2001
                                                                        ------          ------          ------
                                                                         MCh$            MCh$            MCh$
At statutory Chilean income tax rate (16.5% in 2003,
  16% in 2002 and 15% in 2001)....................................      (6,168)         (3,147)         (2,554)
Increase (decrease) in rates resulting from:
    Nondeductible expenses........................................        (884)           (513)           (361)
    Nontaxable income.............................................         195             386             349
    Amortization of goodwill......................................           -               -               2
    Tax credits...................................................         (38)            (59)            (48)
    Effect of change in enacted tax rates.........................         700             813           1,168
    Prior-year tax expense adjustment.............................         593            (243)              -
    Other.........................................................        (132)            181             192
                                                                        ------          ------          ------
At effective tax rate.............................................      (5,734)         (2,582)         (1,252)
                                                                        ======          ======          ======

c)   Investment securities

     Gross realized gains (losses) on sales of securities available for sale were:

                                                                                Year ended December 31,
                                                                        --------------------------------------
                                                                         2003            2002            2001
                                                                        ------          ------          ------
                                                                         MCh$            MCh$            MCh$
Gross realized gains (losses):
    Central Bank Securities.......................................      (2,909)          2,827              33
    Other Government Agencies.....................................        (168)            168               -
    Domestic Financial Institutions...............................         282             (28)             (3)
    Other.........................................................         155              16               3
                                                                        ------          ------          ------
         Total....................................................      (2,640)          2,983              33
                                                                        ======           =====             ===

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     The scheduled maturities of securities to be held to maturity at December 31, 2003 were as follows:
                                                           Securities to be
                                                           held to maturity
                                                      --------------------------
                                                                         Fair
                                                      Amortized       value cost
                                                      ---------       ----------
                                                         MCh$             MCh$
Due in one year or less..........................           -               -
Due from one year to five years..................       1,555               -
                                                        -----            ----
         Total...................................       1,555               -
                                                        =====            ====

d)   Impaired loans

     A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. Impairment is primarily measured based on the fair value of the loan's collateral.

     At December 31, 2003 and 2002, the recorded investment in loans for which impairment has been recognized was as follows:

                                                            At December 31,
                                                       ------------------------
                                                         2003             2002
                                                       -------          -------
                                                         MCh$             MCh$
Impaired loans with related allowances...........       43,192           59,409
Impaired loans with no related allowance.........       20,023           14,597
                                                       -------          -------
Impaired loans...................................       63,215           74,006
Allowance on impaired loans......................      (14,000)         (19,524)
                                                       -------          -------
         Net balance of impaired loans...........       49,215           54,482
                                                       =======          =======

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

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

e)   Segment information

     The Bank applies SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". This standard establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assess performance.

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

     Descriptions of each business segment are as follows:

o Mortgage lending is the Bank's oldest and most developed retail business. In particular, the residential mortgage lending business continues to play a significant role as part of the Bank's strategy of cross-sellings its products to the retail market.

o Consumer lending includes personal loans, automotive financing and credit cards.

o Corporate banking includes a full range of financial products and services to large size companies in Chile, including commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

o Business banking includes a full range of financial products and services to small and medium size companies.

     The following table presents summary information in millions of Chilean pesos related to the Bank's lines of business for the years ending December 31, 2003, 2002 and 2001.


                                                                       2003
                                  --------------------------------------------------------------------------------
                                  Residential
                                   mortgage       Consumer       Business      Corporate    Reconciling
                                    lending        lending        banking       banking      items (2)     Total
                                  -----------     ---------      --------      --------     -----------  ---------
Operating net interest income (1)     8,542         40,374         24,300        29,583         2,938      105,737
Income from services, net......       3,192          8,986            885         8,821         7,420       29,304
TOIBP..........................      11,734         49,360         25,185        38,404        10,358      135,041
Interest earning assets (3)....     599,663        286,879        581,854       741,967             -    2,210,363

                                                                       2002
                                  --------------------------------------------------------------------------------
                                  Residential
                                   mortgage       Consumer       Business      Corporate    Reconciling
                                    lending        lending        banking       banking      items (2)     Total
                                  -----------     ---------      --------      --------     -----------  ---------
Operating net interest income (1)     6,341         32,532         26,072        31,302         5,581      101,828
Income from services, net......       2,075          7,629            782         6,332         5,162       21,980
TOIBP..........................       8,416         40,161         26,854        37,634        10,743      123,808
Interest earning assets (3)....     459,208        230,781        556,004       748,993             -    1,994,986

                                                                       2001
                                  --------------------------------------------------------------------------------
                                  Residential
                                   mortgage       Consumer       Business      Corporate    Reconciling
                                    lending        lending        banking       banking      items (2)     Total
                                  -----------     ---------      --------      --------     -----------  ---------
Operating net interest income (1)     8,447         29,795         37,430        19,088         3,951       98,711
Income from services, net......           -         10,103          1,063         1,971         4,263       17,400
TOIBP..........................       8,447         39,898         38,493        21,059         8,214      116,111
Interest earning assets (3)....     393,164        200,626        463,856       738,893             -    1,796,539

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

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(4)  Reconciliations

     Set forth below are reconciliations of segment information to the consolidated financial statements:

                                              2003        2002           2001
                                             -------      -------       ------
                                               MCh$         MCh$         MCh$
Net interest revenue.......................   38,688      110,105       94,275
Total other operating income, net..........   67,049       (8,277)       4,436
                                             -------      -------       ------
Operating net interest income, total.......  105,737      101,828       98,711
                                             =======      =======       ======

     There are no significant intersegment results, except for the gap difference mentioned above for 2003, 2002 and 2001.

     As the Bank's business activity is exclusively carried out in Chile, no information by geographic area is provided.

f)   Recent accounting pronouncements

     Effective January 1, 2003, the Bank adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Bank's consolidated financial position, results of operation or cash flows.

     Effective January 1, 2003, the Bank adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Bank must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Bank's consolidated financial position, results of operation or cash flows.

     Effective February 1, 2003, the Bank adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The Bank has not entered into any new transactions subject to FIN 46 since February 1, 2003.

                     BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Bank adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Bank's consolidated financial position, results of operation or cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Bank adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Bank's consolidated financial position, results of operation or cash flows.

                                 Exhibit Index

1.1* Estatutos of Registrant, which serve as then Registrant's articles of incorporation and by-laws, together with an English translation.

1.2**    English translation of amendments to Estatutos of Registrant.

8.1***   List of Subsidiaries of BBVA Chile

12.1***  Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2***  Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***  Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------
* Incorporated by reference to our Registration Statement No. 333-4918 on Form F-1 filed with the Commission on June 17, 1996.
** Incorporated by reference to our annual report on Form 20-F filed with the Commission on May 31, 1999.
***  Filed herewith.